Form 20-F
period 1998-11-30
VASOGEN INC
filed 1999-05-27
CIK 1042018

SECURITIES AND EXCHANGE COMMISSION  Washington, D.C. 20549

FORM 20-F


[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] For the transition period from to

Commission file number         0-29350

                    VASOGEN INC.
(Exact name of Registrant as specified in its charter)

                    VASOGEN INC.
(Translation of Registrant's name into English)

          Province of Ontario, Canada
(Jurisdiction of incorporation or organization)

2155 Dunwin Drive, Suite 10
Mississauga, Ontario  L5L 4M1 Canada (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(g) of the Act:
                    Common Shares, no par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
                              None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common shares as of the close of the period covered by the annual report - 26,574,110 shares outstanding

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X . No .

Indicate by check mark which financial statement item the Registrant has elected to follow. Item 17 . Item 18 X .

PART I

Item 1.  Description of Business1.

General

         Vasogen Inc., which together with its subsidiaries, is hereinafter referred to as the "Company" or the "Corporation" or "Vasogen", is focused on the development and commercialization of its therapies for immune system modulation for the treatment of cardiovascular, autoimmune, and other cell-mediated inflammatory conditions. Delivered by a medical device technology, these immune modulation therapies utilize components derived from a patient's own blood which are believed to down-regulate or inhibit destructive immune processes involved in a number of major diseases. In collaboration with leading university research centres, the Company has therapies in development for the treatment of cardiovascular and autoimmune disease, and for the prevention or amelioration of ischemia/reperfusion injury. Vasogen is also developing a process for treating bone marrow to prevent graft-versus-host disease ("GvHD"), a life- threatening complication of bone marrow transplantation.

         Delivered by a platform medical device technology, Vasogen's therapies are designed to target fundamental disease causing processes more effectively while causing fewer side effects than current therapies. The Company has an active research and development program for new products and for the advancement of existing products. The Company controls the development and manufacture of its technologies for use in pre-clinical and clinical research and continues to advance its product development program to support future commercial scale production. Patent applications are filed by the Company to protect its products and processes. The Company's policy is to file patent applications to protect inventions, technology, and improvements that are important to the development of its business and with respect to the application of its therapies to the treatment of a number of disease indications.

         The Company intends to commercialize its therapies through licensing agreements with established health care companies.

         For the two fiscal years ended November 30, 1998 and 1997, the Company spent a total of $4,656,643 Cdn2 and $5,351,578 Cdn., respectively, on research and development.


1 See  Glossary  at  the  end  of  section for terms used throughout this Annual
Report.

2 Unless indicated otherwise, all references in this Annual Report are expressed in Canadian dollars. The following table sets forth the exchange rates for one Canadian dollar expressed in terms of one U.S. dollar for the past five years.

                  Average             Low - High             Year End
1994               .7300            .7103 - .7631             .7178
1995               .7305            .7023 - .7527             .7323
1996               .7332            .7140 - .7472             .7301
1997               .7223            .7020 - .7487             .7020
1998               .6743            .6311 - .7123             .6523

    The exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

     At May 19, 1999, one Canadian dollar, as quoted by National Bank at 9:00 a.m., for foreign exchange cash selling rates was $0.6868 in U.S. dollars.

Corporate History

         The Company was incorporated under the Business Corporations Act (Ontario) by Certificate and Articles of Incorporation dated January 10, 1980 as amended by certificates and articles of amendment dated September 19, 1985; June 15, 1988; and April 21, 1994.

Immune Modulation Therapy

         Vasogen's immune modulation therapies utilize components derived from a patient's blood that are believed to down-regulate or inhibit the destructive immune processes involved in a number of major diseases. These therapies are designed to target fundamental disease-causing processes more effectively, with fewer side effects, than current therapies. The administration of these therapies involves the withdrawal of a small sample of a patient's blood, its subsequent processing, and the readministration of the processed blood to the patient. The procedure can be performed in 30 minutes. A typical course of therapy involves 30-minute procedures administered on a outpatient basis over a two to three-week period.

Delivery Technology

         The Company has developed a platform medical device technology for the production of immune modulation therapies and for the processing of donor bone marrow. The medical device is designed to apply a number of physicochemical stress factors such as heat and oxidation, to a sample of a patient's own blood. The system employs a single use disposable unit, which contains the patient's blood or donor bone marrow during processing.

All products are designed, manufactured, and serviced under Vasogen's quality system, which is registered to ISO 9001 and EN 46001. ISO 9001 is an internationally recognized standard governing the establishment and maintenance of quality management systems. The standard prescribes the characteristics of a company's quality system needed for registration under ISO 9001. These characteristics apply to most aspects of a company's operations including order review, purchasing, manufacturing and testing, design, servicing and training. EN 46001 is a European standard which prescribes the additional characteristics of a quality system needed for the development and manufacture of medical devices. Operation of a compliant quality management system and registration under both ISO 9001 and EN 46001 are one method a company can pursue to achieve CE Marking of medical devices necessary for introduction to the European market. Ongoing compliance of a quality management system registered under these standards is monitored both by Company internal audit and by periodic audits by accredited third party organizations, known as Notified Bodies.

Products

         Vasogen's research program is focused on the development of products to address significant market opportunities as described below. Immune modulation therapies currently in development include: VasoCare(TM) therapy for the treatment of cardiovascular disease, VAS971 for the prevention or amelioration of ischemia/reperfusion injury, and VAS972 for the treatment of autoimmune disease. The Company is also developing VAS981 for treating bone marrow prior to transplantation to prevent GvHD.

VasoCare(TM) Therapy and Cardiovascular Disease

         VasoCare(TM) therapy is being developed for the treatment of cardiovascular disease. Cardiovascular disease is the leading cause of death and disability in the western world. The disease generally results from narrowing of the arteries (atherosclerosis), which leads to heart attack, stroke, and the symptoms of peripheral vascular disease. The Company has received European regulatory approval for VasoCare(TM) therapy for the treatment of peripheral vascular disease.

         Atherosclerosis, the build-up of fat-containing plaque within the blood vessel wall, is a common cause of many types of cardiovascular disease. In the United States alone, 13.9 million people suffer from coronary heart disease while another 4 million people suffer from stroke (American Heart Association website. Cardiovascular Disease Statistics - www.americanheart.org). A key factor in the initiation of atherosclerotic plaque formation is believed to be a dysfunction of the endothelial cells that line blood vessel walls. Endothelial cells exposed to injury become "sticky" through up-regulation or stimulation of adhesion molecules (Anderson et al. 1995. Systemic nature of endothelial dysfunction in atherosclerosis. American Journal of Cardiology 75: 71B-74B). This causes leukocytes to adhere and migrate through the endothelium, a process accompanied by the release of cytokines and other inflammatory mediators that cause further endothelial dysfunction. Endothelial dysfunction further enhances the ability of LDL cholesterol to migrate into the blood vessel wall and it is the presence of the oxidized LDL molecules in the wall of the blood vessel that attracts the leukocytes to the site. There are indications that there may be a significant autoimmune component in atherosclerosis. Although the experimental evidence of Tcell driven autoimmune activity, even at the earliest stages of atherosclerosis is considerable, it is not yet clear whether autoimmunity is an initiating or secondary factor in causing the disease. Autoimmunity does appear, however, to play an important role in the progression of the atherosclerotic process referred to as atherogenesis.

         Vasogen is initially developing VasoCare(TM) therapy for the treatment of peripheral vascular disease ("PVD"), a serious form of cardiovascular disease that affects an individual's extremities, particularly the legs and feet. An estimated 5.6 million people in North America and Europe suffer from the disease. PVD results in leg pain when walking, progresses to pain at rest and, in approximately 25% of patients requires expensive medical intervention such as balloon angioplasty, surgical bypass graft or amputation (Tooke and Lowe. A Textbook of Vascular Medicine. Oxford University Press Inc. New York. page 164). Management estimates that surgery for PVD costs health care systems in North America and Europe in excess of ten billion dollars annually.

         VasoCare(TM) therapy is being developed for PVD patients primarily as a therapy to prevent or reverse progression of the disease and to reduce the need for surgical intervention. VasoCare(TM) therapy may potentially be a prophylactic therapy in an area that currently has no effective prophylactic treatment. The therapy may also improve walking distance, reduce pain, and improve quality of life.

         A key risk factor in atherosclerosis and the resulting cardiovascular disease has been shown to be high blood lipids (LDL cholesterol and triglycerides). During 1998, Vasogen completed pre-clinical studies in a standard animal model of atherosclerosis conducted by Drs. Duncan Stewart and Dr. Pierre Picard of the Division of Cardiology, St. Michael's Hospital at the University of Toronto. Based on the results of these studies, the Company filed a patent application with the United States Patent Office in respect of a method of lowering blood lipids (LDL cholesterol and triglycerides). At least fifty percent of patients with symptomatic coronary heart disease have elevated blood cholesterol levels. Reduction through diet and cholesterol-lowering drugs significantly reduces the likelihood of future heart attacks and death. However, diet is only partially effective, and most of the currently used drugs, although effective, have significant side effects and are costly. Although triglycerides are not as directly atherogenic as cholesterol, they are closely linked with recognized coronary risk factors, including diabetes, obesity and hypertension.

         During 1998, the Company also initiated a controlled randomized double-blind clinical study in PVD at the Universities of Bristol and Dundee, UK. A common form of PVD is that caused by obstructions in the arterial blood flow in the extremities, secondary to atherosclerosis. An initial open clinical study at the Bristol Royal Infirmary, University of Bristol, UK, was completed on patients with PVD and intermittent claudication (severe leg pain upon walking). As a group, the patients in this study experienced a significant increase in their pain-free walking distance after receiving VasoCare(TM) therapy and maintained this improvement for a minimum of six weeks after therapy. Some patients continued to show an improvement after six months.

         The Company has also conducted research into a form of PVD known as Raynaud's disease. Patients with Raynaud's suffer a wide range of symptoms from mild cold intolerance to severe and disabling pain in the fingers and toes on exposure to cold, loss of feeling in the extremities, digital skin ulcers, and, in some cases, gangrene leading to amputation. During 1996, based on results from a pilot study conducted at the University of London, the Company conducted a double blind, placebo controlled study in 38 Raynaud's disease patients at the University of Dundee, Scotland, under the direction of professor J.J.F. Belch. Primary Raynaud's is a seasonal disease, the symptoms of which are brought on by exposure to cold. Accordingly, trials into Raynaud's disease must be conducted during the winter months. In 1997, Dundee experienced an unexpectedly early spring, with the average maximum temperature in March reaching 11(degree)C--34% warmer than the 30 year average. For this reason, for the analysis of the results, the patients enrolled in the trial were split into two groups--those who had completed the trial before the warm weather set in and those who had not. Of the sixteen patients who received treatment prior to the onset of warm weather, nine received VasoCare(TM) therapy and seven received placebo treatment. In the VasoCare(TM)-treated group, there was a 51 percent improvement in the severity of patients' symptoms. The improvement in the
VasoCare(TM)-treated group was double that of the 24 percent improvement reported in the group who received a placebo treatment. The level of improvement in the placebo group was consistent with the placebo effect reported in other Raynaud's trials. The second group of Raynaud's patients in the Dundee trial, as expected, appeared to benefit from the warmer weather, with both the treated and placebo groups showing a similar improvement in their symptoms. There were no reports of significant adverse side effects associated with VasoCare(TM) therapy.

         During the 1994 - 1995 period, the Company conducted a pilot study on four patients with severe primary Raynaud's disease. The Raynaud's study was completed under the direction of Dr. E. D. Cooke, director of the Clinical Microvascular Unit at St. Bartholomew's Hospital in London, England. The four severe Raynaud's patients recruited for this open trial were all female and ranged in age from 15 to 80. All had been subjected to the available medical treatments, none of which were successful. Following a course of VasoCare(TM) therapy, all four patients responded positively and showed a significant (p<0.05) improvement in endothelial function reflecting an improved skin blood flow. The results of this study were presented at an international vascular meeting in March 1996 and published in the International Angiology Journal (International Angiology Journal, 1997; 16:250-4). Their Raynaud's symptoms were alleviated for time periods ranging from a minimum of three months to over 18 months with no significant adverse side effects observed. The Company also conducted basic research into the effects of VasoCare(TM) therapy on blood components. In vitro experiments produced evidence that VasoCare(TM) therapy significantly inhibits the aggregation of platelets and increases the production of vasodilators nitric oxide and prostacyclin in vitro. Following these results, the Company completed a controlled study in healthy volunteers to determine the systemic effects of VasoCare(TM) therapy and to confirm the safety profile of this therapy. The results of this trial showed that, following VasoCare(TM) therapy, there was an increase in the production of systemic prostacyclin. In addition, upregulation of the expression of immune cell surface markers, including HLA-DR, which is associated with cell activation, was observed. VasoCare(TM) therapy resulted in significant increases in this marker in the treated group, while no significant changes were detected in a control group given a placebo treatment. There were no significant adverse side effects associated with VasoCare(TM) therapy. Based on current plans, the Company anticipates having sufficient data concerning VasoCare(TM) therapy to conclude a strategic alliance within 15 months.

VAS971 and Pre-conditioning against Ischemia Reperfusion Injury

         VAS971 is being developed for the prevention or amelioration of ischemia/reperfusion injury during major vascular surgery. Each year, more than 500,000 major vascular surgical procedures are performed in North America and Europe (1 Espicom. Medical Markets of Western Europe. West Sussex, UK: Espicom Business Intelligence Publications Limited, 1997 and 2 Health Care Costs and Utilization Project. HCUP-3 Nationwide Inpatient Sample Release 3 for 1994. Hyattsville, MD: US Department of Health and Human Resources, 1996). During these procedures, the blood supply to major organs is often interrupted, resulting in injury to the organs. This is known as ischemia/reperfusion ("I/R") injury. Ischemia is a lack of blood flow; reperfusion is the return of blood flow. Both ischemia and reperfusion cause damage to organs and tissues.

         Three surgical interventions that result in I/R injury are coronary artery bypass graft ("CABG") procedures, abdominal aortic aneurysm ("AAA") repair surgery and thoracic aortic aneurysm ("TAA") repair surgery. Vasogen is initially developing VAS971 to prevent organ damage in patients who undergo TAA repair surgery. A thoracic aortic aneurysm is a weakness or bulge in the wall of the upper part of the aorta, which, if not repaired, could lead to blood vessel rupture and death from internal bleeding. It is estimated that more than 10,000 TAA repairs are performed annually in North America and Europe at an average cost of $71,000 per procedure (Rice et al. Financial impact of thoracoabdominal aneurysm repair. 1993 American Journal of Surgery 166:186-190). If the Company's efforts with respect to TAA repairs are successful, the Company intends to pursue expansion into other markets such as AAA or CABG.

         TAA repair surgery poses significant perioperative risk, requiring the aorta to be clamped for up to one hour, cutting off blood flow and potentially causing I/R injury to the kidneys, bowel, liver, and spinal cord. As well, because of the major nature of the surgery and the fact that most patients have underlying generalized vascular disease, cardiac, pulmonary, and cerebral complications are common. Management estimates that TAA surgery results in a major complication rate of approximately 42% and death in approximately 7% of cases and that long-term direct health care costs resulting from complications associated with the TAA repair procedure exceed $30,000 per patient, on average.

         Based on pre-clinical studies to date, treatment with VAS971 prior to surgery could have a significant effect in reducing ischemia/reperfusion injury during major surgery, considerably reducing morbidity and mortality. Using two different animal models, Vasogen has shown that pre-treatment with VAS971 causes a significant reduction in I/R injury to the kidney by reducing the level of I/R injury induced cell death in this organ. Data confirming the ability of VAS971 to provide protection against the damaging effects of I/R injury was presented at the VIIth Annual Scientific Meeting of La Societe Quebecoise d'hypertension arterielle, held in Quebec City in January, 1999. The results presented were based on studies carried out by Dr. Huifang Chen of the Research Centre of the University of Montreal ("CHUM") in a standard large animal model of I/R-induced kidney failure. Dr. Chen's findings confirmed earlier studies performed by Dr. Johanne Tremblay of CHUM, described below, which were presented at the Third International Congress of Pathophysiology, Lahti, Finland, in June 1998.

         Dr. Chen's research focused on the effect of VAS971 on the mechanism of protection against cell death, the ultimate result of I/R injury. It is now known that impaired function of the mitochondria, the structures on which cells depend for energy and survival, is a sign of impending apoptosis, a common form of cell death. The results of these new studies demonstrate that VAS971 improves the retention of mitochondrial integrity subsequent to ischemic damage, thus enhancing cell survival after I/R injury.

         In Dr. Chen's studies, animals were given a course of either VAS971 or placebo, followed by surgical removal of one kidney. The blood supply to the remaining kidney was clamped for 60 minutes and then released, re-establishing blood flow, thereby simulating the I/R injury that occurs during major vascular surgery. Recovery of kidney function following I/R injury was monitored daily by measurement of serum creatinine levels. In addition, mitochondrial membrane potential ("MMP") was measured in kidney tubule cells at the conclusion of the experiment. Reduction in MMP is one of the earliest indications of impaired mitochondrial function and impending cell death.

         The results showed that the degree of kidney damage following I/R injury, as reflected by elevation of serum creatinine levels, was significantly less in the VAS971-treated group. The average daily creatinine levels over the six-day observation period were 45% lower in the VAS971-treated group, compared to the placebo group (p=0.0325). Following I/R injury, MMP was fully maintained and significantly higher in the kidneys of the VAS971-treated group compared to the placebo group, a difference of 48% (p=0.006).

         During 1997, a research team led by Dr. Johanne Tremblay of CHUM, demonstrated that VAS971 reduces several responses to stress in an animal model of human essential hypertension. Experiments showed that VAS971 resulted in a significant improvement in the response to psychological stress as measured by reductions in stress-induced increases in diastolic blood pressure, heart rate, and body temperature (p < 0.0001 in each case). It was also shown that following surgery for implantation of telemetry monitors, elevated body temperature returned to normal significantly more rapidly in the VAS971-treated group (p < 0.002).

         Vasogen is currently preparing regulatory submissions to begin clinical studies of VAS971 in North America. The Company is initially developing VAS971 to prevent the serious complications resulting from I/R injury during major vascular surgery, such as TAA repair. Success in the TAA repair indication could also lead to the commercial development of VAS971 for other major vascular surgery, including abdominal aortic aneurysm repair and coronary artery bypass graft surgery, where the incidence of I/R related injury is significant. Based on current plans, the Company anticipates having sufficient data concerning VAS971 to conclude a strategic alliance within 18 months.

VAS972 and Autoimmune disease

         VAS972 is being developed for the treatment of autoimmune disease. Autoimmune diseases affect over 40 million people throughout the world. Many autoimmune diseases are characterized by an imbalance between the different types of Tcells, the pro-inflammatory Th1 cells and the regulatory Th2 type of cells. In certain autoimmune diseases, including rheumatoid arthritis, scleroderma and psoriasis, there is a relative increase in Th1 cells. The Company is focusing development of VAS972 on Th1-driven autoimmune diseases, particularly rheumatoid arthritis and psoriasis.

         Rheumatoid arthritis (RA) is a progressive and destructive autoimmune disease in which the body's immune system attacks the joints. The prevalence of RA is estimated to be 1 percent of the population over the age of 16 years, with a total prevalence in Europe and North America of approximately 5.4 million people (Jacobsen et al. Epidemiology and estimated population burden of selected autoimmune diseases in the United States. 1997 Clinical Immunology and
Immunopathology. 84(3): 223-243). As the disease progresses, chronic inflammation irreversibly erodes cartilage, bone, the articular capsule, and ligaments, resulting in swelling, pain, and eventual destruction of the joint. Progression of damage can lead to profound disability, chronic pain, and an increased risk of premature death. The economic impact of RA is significant with annual direct medical costs per RA patient ranging from $US 3,300-$US 3,800 (Gabriel et al. 1997. Direct medical costs unique to people with rheumatoid arthritis, 1997 Journal of Rheumatology 24: 719-725).

         Psoriasis is believed to be a Th1-driven autoimmune disease. This chronic disease affects the skin and is characterized by scaling and inflammation. Scaling occurs when cells in the outer layer of skin reproduce faster than normal and pile up on the skin's surface. People with psoriasis may suffer discomfort, restricted motion of joints, and emotional distress. Psoriasis affects an estimated two percent of the population, or more than ten million people in North America and Europe. Approximately five to ten percent of people with psoriasis develop psoriatic arthritis, a joint inflammation that produces symptoms of arthritis. Annual treatment costs for psoriasis patients are estimated to aggregate $US 1.6 to 3.2 billion dollars in the United States (American Autoimmune Related Diseases Association Inc. website - www.aarda.org, National Psoriasis Foundation website - www.psoriasis.org).

         During 1997, preliminary clinical studies at the University of Toronto on patients with the autoimmune disease scleroderma indicated a significant (p < 0.05) reduction in the proportion of Th1 to Th2 Tcells in the blood following treatment with VAS972. This research provided initial evidence indicating how VAS972 may modulate the immune system and suggests the potential of the therapy for the treatment of inflammatory and autoimmune conditions. This work is being extended by investigating the effects of VAS972 on autoimmune disease processes and immune/endothelial cell interactions.

         Vasogen believes that the increase in the proportion of Th2 cells to Th1 cells observed following the administration of VAS972 in patients with the autoimmune disease scleroderma suggest that the therapy leads to the production of inhibitory cytokines and to a down-regulation or inhibition of the autoreactive immune responses. The potential ability of VAS972 to down-regulate or inhibit these destructive processes could provide significant long-term therapeutic benefit in patients with autoimmune disease. Based on these findings, the Company is conducting a series of pre-clinical studies in models of autoimmune disease at the University of Toronto. Based on current plans, the Company anticipates having sufficient data concerning VAS972 to conclude a strategic alliance within 24 months.

VAS981 and Graft-versus-Host Disease

         VAS981  is  being   developed   for  treating   bone  marrow  prior  to
transplantation to prevent Graft -versus-Host Disease, a life-threatening complication of bone marrow transplantation. During curative treatment for malignancies of the blood, such as leukemia, patients undergo high doses of chemotherapy or radiotherapy, which severely damages the bone marrow. Bone marrow can be replaced through a procedure known as bone marrow transplantation. GvHD is a life-threatening complication of bone marrow transplantation ("BMT"). It occurs when Tcells in the donated marrow (graft) identify cells of the recipient's body (host) as foreign and attack them. The disease is characterized by gastrointestinal involvement manifested by loss of appetite, nausea, vomiting, diarrhea, abdominal pain and mal-absorption and/or liver dysfunction.

         The ability to treat the bone marrow graft, to prevent GvHD would have major beneficial implications for the treatment of a number of forms of cancer by increasing the number of patients who would become candidates for life saving BMTs. The economic impact of GvHD is also significant. Charges for allogeneic BMT (11,000 procedures per annum) range from $US 50,000 to $US 300,000, with treatments for associated GvHD complications averaging $US 40,000 per affected patient (Weeks et al. The true cost of bone marrow transplantation. (1997 American Journal of the Medical Sciences 314(2): 101-112). Unless a genetically identical donor can be found, bone marrow transplantation is accompanied by GvHD, whereby lymphocytes present in the bone marrow graft attack the tissues of the immunologically incompatible patient.

         Vasogen is developing VAS981 for patients with malignancies, who could potentially be treated with a bone marrow transplant. The therapy is anticipated to decrease the severity and incidence of GvHD and provide a clinically effective process to allow a parent or sibling to donate bone marrow. This latter benefit could result in a significant increase in the potential number of bone marrow transplants.

         The Company is currently conducting pre-clinical studies in GvHD at the Ontario Cancer Institute and the Sunnybrook Health Science Centre, University of Toronto under the direction of Dr. David Spaner, using experimental animal systems, which introduce incompatible bone marrow stem cells into unrelated hosts. Based on the initial results of this work, the Company filed a Canadian patent application pertaining to methods of alleviating GvHD. Based on current plans, the Company anticipates having sufficient data concerning VAS981 to conclude a strategic alliance within 18 months.

Competitive Environment

         The pharmaceutical, medical device, and biotechnology industries are characterized by rapidly evolving technology and intense competition. Many companies, including major pharmaceutical, as well as specialized biotechnology companies, are engaged in activities focused on similar medical conditions as those targeted by the Company. Many of these companies have substantially greater financial and other resources, larger research and development staff and more extensive marketing and manufacturing organizations than the Company. Many of these companies have significant experience in pre-clinical testing, human clinical trials, product manufacturing, marketing and distribution and other regulatory approval procedures. In addition, colleges, universities, government agencies and other public and private research organizations conduct research and may market commercial products on their own or through joint ventures. These institutions are becoming more active in seeking patent protection and licensing arrangements to collect royalties for use of technology that they have developed. These institutions also compete with the Company in recruiting and retaining highly qualified scientific personnel.

Intellectual Property

         Because of the substantial length of time and expense associated with developing new products, the pharmaceutical, medical device and biotechnology industries place considerable importance on obtaining patent protection for new technologies, products and processes. The Company's policy is to file patent applications to protect inventions, technology and improvements that are important to the development of its business and with respect to the application of its therapies to the treatment of a number of disease indications. The Company seeks patent protection in various commercial jurisdictions of the world; for example, the Company currently has four issued patents and eight patent applications pending. The issued U.S. patents relate to a device for processing blood (1990), an ozone generator (1996), a method for inhibiting the aggregation of blood platelets (1997) and a method of increasing the concentration of nitric oxide in a human (1998). The pending patent applications mainly relate to the application of specific physicochemical stress factors in connection with a variety of disease indications, including a method of lowering blood lipids, treatment of autoimmune disease, stress treatment and pre-conditioning against stress, improvement in endothelium function, and GvHD. The Company will continue to seek intellectual property protection for its technology as appropriate.

         The Company requires its employees, consultants, members of the Scientific Advisory Board, outside scientific collaborators and sponsored researchers to enter into confidentiality agreements with the Company that contain assignment of invention clauses. These agreements provide that all confidential information developed or made known to the individual during the course of the individual's relationship with the Company is to be kept confidential and not disclosed except in specific circumstances.

Manufacturing

         The Company's medical device technology for the production and delivery of immune modulation therapies and for the processing of bone marrow are designed and manufactured under the Company's quality system, which is registered to ISO 9001 and EN 46001. These quality system registrations are necessary to support regulatory approvals (see "Government Regulation"). For entry into the U.S. market, the Company's quality system is being modified as necessary to conform to the current Good Manufacturing Practices (cGMP) and other regulatory requirements (see "Government Regulation").

         The manufacture of the Company's medical device technology is currently subcontracted to suppliers and managed by Vasogen. The technology consists of a medical device system that is designed to apply a number of physicochemical stress factors to a sample of a patient's own blood. The system employs a single-use disposable vessel, which contains the patient's blood during processing. Vasogen currently relies upon a single subcontractor for the disposable blood containers and a single subcontractor for the medical device system. Both subcontractors operate quality systems in accordance with ISO
9001/EN 46001 requirements. In addition, the Company's subcontractor for disposable blood containers executes all critical assembly operations in controlled environment rooms in which bacterial and airborne particulate levels are monitored and meet regulatory requirements.


Human Resources

     At April 5, 1999, the Company had seventeen full time employees and four part-time employees. As the Company encourages share ownership, it has established an option plan (see "Item 12. Compensation - Stock Option Plan") to attract, motivate and retain key employees and consultants. The Company's employees are not governed by a collective agreement. The Company believes that its employee relations are excellent.


REGULATION

         The Company's therapies are produced by a medical device utilizing a sample of the patient's own blood. The production of these therapies involves the removal from the patient of a small quantity of blood, the processing of the blood by applying physicochemical stress factors to it, and the re-administration of the processed autologous blood to the same patient. Sales of medical products and therapies are subject to stringent regulatory requirements in most countries. The regulatory review process required for commercial sales varies from country to country. In certain countries, the Company may also be subject to regulations governing clinical studies of its products. The Company pursues pre-market approvals and complies with clinical study requirements in those jurisdictions, namely Europe, the United States, and Canada, where activities are being planned or are conducted by or on behalf of the Company. The Company cannot predict or give any assurances as to whether further regulatory approvals will be received or how long the process of seeking approval will take.

Europe

         Medical  products  that are placed on the market in the European  Union
(EU) are currently subject to one of two mutually-exclusive regulatory regimes: either the Medical Devices Directive (MDD), Council Directive 93/42/EEC, for medical devices; or the Medicinal Products Directive (MPD), Council Directive 65/65/EEC for pharmaceutical products. The Company's technology for the production and delivery of VasoCare(TM) therapy has been classified as medical devices in the EU.

         Generally, in order to sell its medical device products within the European Union, Norway and Switzerland, the Company is required to achieve compliance with the requirements of the MDD and affix CE Marking on its medical device products to attest to such compliance. To achieve compliance, the Company's medical device products must meet the "essential requirements" of the MDD relating to safety and performance and the Company must successfully undergo verification of its regulatory compliance ("conformity assessment") by a qualified third party (a "Notified Body") selected by the Company. The Company was granted CE Marking certification for Vasogen's technology for the production and delivery of VasoCare(TM) therapy and Vasogen's quality system was registered to ISO 9001:1994 and BS EN 46001:1997 on February 3, 1998.

         As the MDD is applied through enactment of national legislation of European Union member states, the Company must comply with a variety of different legislative requirements in each country in which Vasogen plans to sell its products, such as use of certain languages for labelling, notification and assessment procedures for clinical trials, and notification to authorities prior to entry of the product into the market. At this time, the review conducted by the Notified Body and the subsequent CE Marking of the Company's technology for the production and delivery of VasoCare(TM) therapy are both necessary and sufficient to place the devices on the market in all states of the European Union, Norway and Switzerland. Except in cases of ethical or public health concerns, or in the case of procedures shown to have significant adverse effects once on the market, the relevant authorities in each country do not usually involve themselves directly in the market approval/disapproval of medical procedures based on medical devices, however, there can be no assurance that this situation may not change in the future.

         The Company is subject to continued audit by its Notified Body and will be required to report any serious adverse incidents or near incidents to the appropriate authorities.

United States

         In the United States, the Company's technology is expected to be subject to regulation by the health authorities as medical devices; however, this product classification is not yet finalized. The manufacture and sale of medical devices in the United States are controlled by the Food and Drug Administration (FDA). The Company is subject to the regulation of the FDA, as well as state and local authorities. It is expected that the Company's medical devices will be subject to the FDA's Pre-Market Approval (PMA) process prior to marketing in the United States. The PMA approval process is a multi-step process that requires the Company to submit to the FDA scientifically valid pre-clinical and clinical data which it has developed to demonstrate the safety and effectiveness of the device for the stated medical indications or uses.

         The clinical studies to generate the clinical data for the PMA are subject to regulation under the investigational device exemption ("IDE") regulations. Before the clinical study(ies) of the Company's device can begin, an IDE application must be submitted to the FDA and be approved. Also, before the studies can begin, the institutional review boards at the respective clinical centres participating in the studies must approve the clinical protocol.

         Toward the end of the PMA review process, the FDA will conduct an inspection of the manufacturer's facilities to ensure that the device design and manufacture are in compliance with applicable quality system regulation ("QSR") requirements. The QSR requirements mandate that the Company manufacture its devices and maintain its documents in a prescribed manner with respect to design, manufacturing, testing, and control activities. If the FDA evaluations of both the PMA application and the manufacturing facilities are favorable, the FDA may issue an approvable letter, which usually contains a number of conditions which must be met in order to secure final approval of the PMA. When those conditions have been fulfilled to the satisfaction of the FDA, the agency will issue a PMA approval order, authorizing commercial marketing of the device for stated indications. The FDA also has the authority to impose certain post-approval requirements in the PMA approval order. FDA approval can be withdrawn for failure to comply with any post-approval requirements or for other reasons, such as the discovery of significant adverse effects.

Canada

         In Canada, the Company's technology is expected to be subject to regulation by the health authorities as medical devices; however, this product classification is not yet finalized. The Medical Devices Bureau ("MDB") controls the manufacture and sale of medical devices in Canada. In their basic requirements, the regulations of Canada are similar to those of the United States and require that clinical studies be conducted to demonstrate the safety and effectiveness of devices prior to marketing. As well, there must be documented evidence that the devices are developed, manufactured and produced under current quality system regulations and guidelines in order to ensure the quality of the product made available for sale. Approval of such therapy and technology is a multi-step process and the Company is prohibited from promoting or commercializing its products prior to regulatory approval. For any investigation and testing of the Company's products in Canada on humans, authorization by the MDB is required.

         The Company must manufacture the device under approved quality system conditions and must validate the performance characteristics of the device to ensure that the device performs safely, consistently and reliably.

         In addition to the regulatory product approval framework, the Company is also subject to regulation under municipal, provincial, and federal laws, including requirements regarding occupational safety, laboratory practices, the use, handling and disposition of biological waste, environmental protection and hazardous substance control, and may be subject to other present and future local, provincial, state, federal and foreign regulation, including future regulation of the biotechnology industry. The Company believes it is in compliance with all such existing regulations.

Summary

         The Company's regulatory affairs advisors and product development team has extensive experience with, and understands the European and North American regulatory requirements. They are continuing to develop the VasoCare(TM) device and disposable technologies in compliance with all such requirements.

RISK FACTORS AFFECTING THE COMPANY

         The business of the Company entails significant risks, and an investment in the Common Shares should be considered highly speculative for a variety of reasons. An investment in Common Shares should only be undertaken by persons who have sufficient financial resources to enable them to assume such risks. In addition to the usual risks associated with investment in a business, the following is a general description of certain significant risk factors, which should be considered.

 (a)  Regulatory Environment

              Biotechnology, medical device, and pharmaceutical companies historically operate in a high-risk regulatory environment. The FDA and other health agencies can be very slow to approve a product and can also withhold product approvals. In addition, these health agencies also oversee many other Company operations, such as manufacturing. As a result, regulatory risk is normally higher than other industry sectors.

         The Company has incurred, and expects to continue to incur, substantial clinical research and other costs in connection with obtaining regulatory approvals for its medical products in Canada, the United States, Europe and other jurisdictions. While the Company is not aware of any pending or threatened governmental action against it in any country, any enforcement action by regulatory authorities with respect to past or any future regulatory non-compliance could have a material adverse effect on the Company's business, financial condition and results of operations.

         There can be no assurance that the Company will be able to achieve or maintain regulatory compliance on all or any of its current or future products or that it will be able to timely and profitably produce its products while complying with applicable regulatory requirements. Failure to achieve or maintain such compliance could have a material adverse effect upon the Company's business, financial condition, and results of operations.

         Certain regulatory authorities can institute proceedings to detain or seize products, issue a recall, enjoin future violations, assess civil and criminal penalties against the Company, its officers and its employees, or require the Company to make substantial changes to its manufacturing operations. Any of such actions could have a material adverse effect on the Company's business, financial condition and results of operations.

         While the Company believes it is in compliance with all existing regulations, there can be no assurance that a violation of such laws will not occur, or that any such violations will not have a material adverse effect on the Company's business, financial condition or results of operations.

(b) Government Reduction in Health Care Expenditures

         Almost all medical devices are subject to the reduction in health care expenditures in most countries. However, those devices which reduce overall health care costs will benefit by being adopted by the health care industry. The Company's products are expected to be such devices.

(c) Potential Competition

              The biotechnology  industry  continues to undergo rapid change and competition is intense and is expected to increase. There can be no assurance that competitors have not or will not succeed in developing technologies and products that are more effective than any which have been or are being developed by the Company or which would render the Company's technology and products obsolete and noncompetitive. Many of the Company's competitors have substantially greater experience, financial and technical resources and production, marketing and development capabilities than the Company. Accordingly, certain of the Company's competitors may succeed in obtaining regulatory approval for products more rapidly or effectively than the Company. If the Company commences commercial sales of its products, it will also be competing with respect to manufacturing efficiency and sales and marketing capabilities, areas in which it currently has no experience.

(d) Development Stage

              Vasogen's products are in the development stage and, accordingly, Vasogen's business operations are subject to all of the risks inherent in the establishment and maintenance of a developing business enterprise, such as competition and viable operations management. Due to its initial investment in extensive research and development and clinical testing, Vasogen has incurred a loss and has received no cash flow from operations to date, and there is no assurance that it will have earnings or cash flow from operations in the future. The future earnings and cash flow from operations of Vasogen are dependent, in part, on its ability to further develop its products. There can be no assurances that Vasogen will grow and be profitable. The operations of Vasogen are presently funded by external financing and if sufficient cash flow from operations or earnings is not generated in the future, additional financing will be required. There is no assurance that such financing will be available.

(e) Product Concentration

              Vasogen intends to rely substantially on the exploitation of its products that are currently in development for its future earnings. If any of these products do not become commercially saleable for whatever reason, Vasogen's future earnings will suffer. If the products become commercially suitable, Vasogen's future financial performance will then depend on the successful introduction and customer acceptance of its products.

(f) Proprietary Technology

              Vasogen owns all of its key technologies. However, as the development of its products continues and increases, the potential uses of its products may overlap with other products and as a result, may increasingly become subject to claims of infringement. To date, Vasogen is unaware of infringement claims made or being made against it or of any such products. As Vasogen continues the development of its products, there can be no assurance that third parties will not assert infringement claims against Vasogen in the future, or require Vasogen to obtain a license for the intellectual property right of third parties. There can be no assurance that such licenses, if required, will be available on reasonable terms, or at all.

              The Company's success will depend in part on its ability to obtain patent protection for its product candidates. The patent positions of pharmaceutical and biotechnology industry are uncertain and involve complex legal and factual questions. Moreover, the coverage claimed in patent applications can be significantly reduced before the patent is issued. Consequently, the Company does not know whether any of its patent applications will result in the issuance of patents or, if any patents are issued, whether they will provide significant protection or will be circumvented or invalidated. Since patent applications in the United States are maintained in secrecy until patents issue and since publication of discoveries in the scientific and patent literature often lags behind actual discoveries, the Company cannot be certain that it was the first creator of inventions covered by its pending patent applications or that it was the first to file patent application for such inventions. There can be no assurance that the Company's patents, if issued, would be held to be valid by a court of competent jurisdiction. An adverse outcome could subject the Company to significant liabilities to third parties, require disputed rights to be licensed from third parties or require the Company to cease using such technology.

(g) Scientific Research and Product Risk

              Definitive proof of the precise mechanism of action of a biological response modifier such as immune modulation therapy will require considerably more basic scientific research than has been accomplished to date. With the exception of certain patient trials, results from clinical trials have not yet been obtained and the impact of immune modulation therapy in the treatment of these conditions has not yet been addressed. There can be no assurances that the products, which Vasogen is currently developing, will be approved by regulatory agencies or that further testing will yield positive results. Should the product prove to have no benefit and/or have an unsafe profile, its development will likely be discontinued. Evidence to date, however, suggests that the products are both efficacious and very safe.

(h) Key Personnel

         The   operations  of  the  Company  are  highly   dependent   upon  the
participation of its key personnel. The loss of the service of any one of the key personnel may materially affect the ability of the Company to grow and expand. The Company carries $1 million of keyman insurance on Dr. Anthony Bolton, Director of Research.

(i) Financing


         The Company may need to raise additional funds to conduct research and development, pre-clinical studies and clinical trials necessary to bring its potential products to market and establish manufacturing and marketing capabilities. The Company's future capital requirements will depend on many factors, including continued scientific progress in its research and development programs, the scope and results of preclinical studies and clinical trials, the time and costs involved in obtaining regulatory approvals, the costs involved in filing, prosecuting and enforcing patent claims, competing technological and market developments, the cost of manufacturing scale-up, effective commercialization activities and arrangements and other factors not within the Company's control.

              Adequate funds may not be available when needed or on terms acceptable to the Company. Insufficient funds may require the Company to scale back or eliminate some or all of its research and development programs or license to third parties products or technologies that the Company would otherwise seek to develop itself. The Company anticipates that its existing resources will enable the Company to maintain its current and planned operations through fiscal 2000.

(j) Manufacturing

         Vasogen currently relies upon a single subcontractor for the disposable blood containers and a single subcontractor for the medical instruments on which its immune modulation therapy delivery systems are based. The Company is continually reviewing its own capabilities and the capabilities of other potential suppliers and subcontractors. The establishment of additional or replacement suppliers for certain materials, components, subassemblies, assemblies, or finished products cannot be accomplished quickly, largely due to the regulatory approval systems and the complex nature of manufacturing processes employed by many suppliers. The failure to obtain sufficient quantities of component materials on commercially reasonable terms could have a material adverse effect on the Company's business, financial condition and results of operations.

         There can be no assurance that the Company will be successful in scaling up its manufacturing operations or that it will not experience manufacturing difficulties or recalls or safety alerts in the future. Potential difficulties experienced by the Company in manufacturing scale-up, including recalls or safety alerts, could have a material adverse effect on the Company's business, financial condition and results of operations.

(k) Year 2000 Compliance

         Year 2000 computer risks arise from the practice of some computer software using only two digits rather than four to indicate the year portion of the date. On January 1, 2000, this software will change the year from "99" to "00" and may react as if it is the year 1900. Such reaction could theoretically disable or impair the performance of computer software.

         The Year 2000 issue creates risks for the Company from unforeseen problems that may occur in its own computer systems, as well as in those of third parties with whom the Company interacts. The Company has established an internal task force led by senior management to deal with the Year 2000 issue. The Company has undertaken a review of its internal computer systems to assess the risk of a material effect on the Company's financial condition or results of operations as a result of the Year 2000 issue.

         Although the Company does not believe there are any material operational issues or costs associated with preparing its internal systems for Year 2000 compliance, there can be no assurances that the Company will not experience serious unanticipated negative consequences and/or material costs caused by undetected errors or defects in the technology used in its internal systems, as well as in those of third parties with whom the Company interacts.

(l) Dilution

     As a business having no sales or revenues, Management anticipates that the Company will be dependant over the foreseeable future upon securing additional financing, of which there can be no assurance. In order to obtain additional financing, if it is even available, it is likely that the Company will sell additional shares or financial instruments, which are exchangeable or convertible into shares, resulting in substantial dilution to all shareholders. In order to provide incentives to current employees and induce prospective employees and consultants to work for the Company, the Company has granted options and intends to offer and issue options to purchase shares and/or rights, exchangeable or convertible into shares; the exercise of such options and/or conversion of such other rights exchangeable or convertible into shares could result in substantial dilution to all shareholders.

(m) Uncertainty of Product Development and Clinical Testing

         The Company has not completed the development of any products and there can be no assurance any products will be successfully developed. The Company's immune modulation therapies will require significant additional research and development efforts and regulatory approvals, including clinical trials, prior to potential commercialization in the United States and elsewhere. However, there can be no assurance that the results of all required clinical trials will demonstrate that these immune modulation therapies are safe and efficacious or, that even if the results of the clinical trials are considered successful by the Company, that the FDA will not require the Company to conduct additional large scale clinical trials with these immune modulation therapies before the FDA will consider approving therapies for commercial sale.

         Failure of these trials to demonstrate the safety and effectiveness of these immune modulation therapies could have a material adverse effect on the regulatory approval process for this potential product. There can be no assurance that the results of the Company's preclinical studies and clinical trials will be indicative of future clinical trial results. A commitment of substantial resources to conduct time consuming research, preclinical studies and clinical trials will be required if the Company is to complete development of its products. Delays in planned patient enrollment in the Company's current clinical trials or future clinical trials may result in increased costs, program delays or both. There can be no assurance that any of the Company's potential products will prove to be safe and effective in clinical trials, that FDA or other regulatory approvals will be obtained or that such products will achieve market acceptance.

         Any products resulting from these programs are not expected to be successfully developed or commercially available in the United States for a number of years, if at all. There can be no assurance that unacceptable toxicities or side effects will not occur at any time in the course of human clinical trials or, if any products are successfully developed and approved for marketing, during commercial use of the Company's products. The appearance of any such unacceptable toxicities or side effects could interrupt, limit, delay or abort the development of any of the Company's products or, if previously approved, necessitate their withdrawal from the market. Furthermore, there can be no assurance that disease resistance will not limit the efficacy of potential products.

(n) Potential Conflicts of Interests

         Certain of the directors and officers of the Company are also directors and officers of other companies. Consequently, there exists the possibility for such directors and officers to be in a position of conflict. Any decision made by any of such directors and officers involving the Company are made in accordance with their duties and obligations to deal fairly and in good faith with the Company and such other companies. In addition, each of the directors of the Company will declare a conflict in, and refrain from voting on, any matter in which such director may have a conflict of interest. Reference is made to "Item 13. Interest of Management in Certain Transactions."

(o) History of Operating Losses

          As of November 30, 1998, the Company had an accumulated deficit of approximately $29.54 million. The Company has not generated revenues from the commercialization of any products and expects to incur substantial net operating losses over the next several years. There can be no assurance that the Company will be able to generate sufficient product revenue to become profitable at all or on a sustained basis. The Company expects to have quarter to quarter fluctuations in expenses, some of, which could be significant, due to expanded research, development and clinical trial activities.

(p) Patents and Proprietary Technology

         The Company has filed a number of patent applications in the United States and many international countries. The Company files applications as appropriate for patents covering its products and processes. The Company has been issued patents covering certain aspects of its immune modulation therapies. The Company's success may depend in part on its ability to obtain patent protection for its products and processes. There can be no assurance that the Company's patent applications will be issued as patents or that any of its issued patents, or any patent that may be issued in the future, will provide the Company with adequate protection for the covered products, processes or technology. The patent positions of biotechnology and pharmaceutical companies can be highly uncertain, and involve complex legal and factual questions. Therefore, the breadth of claims allowed in biotechnology and pharmaceutical patents cannot be predicted. The Company also relies upon unpatented trade secrets and know how, and no assurance can be given that others will not independently develop substantially equivalent trade secrets or know how. In addition, whether or not the Company's patents are issued, or issued with limited coverage, others may receive patents, which contain claims applicable to the Company's product. There can be no assurance that any of the Company's patents, or any patents issued to the Company in the future, will afford meaningful protection against competitors. Defending any such patent could be costly to the Company, and there can be no assurance that the patent would beheld valid by a court of competent jurisdiction.

         The Company also relies on protecting its proprietary technology in part through confidentiality agreements with its corporate collaborators, employees, consultants and certain contractors. There can be no assurance that these agreements will not be breached, that the Company will have adequate remedies for any breach, or that the Company's trade secrets will not otherwise become known or independently discovered by its competitors. It is possible that the Company's products or processes will infringe, or will be found to infringe, patents not owned or controlled by the Company. If any relevant claims of third party patents are upheld as valid and enforceable, the Company could be prevented from practicing the subject matter claimed in such patents, or would be required to obtain licenses or redesign its products or processes to avoid infringement. There can be no assurance that such licenses would be available at all or on terms commercially reasonable to the Company or that the Company could redesign its products or processes to avoid infringement. Litigation may be necessary to defend against claims of infringement, to enforce patents issued to the Company or to protect trade secrets. Such litigation could result in substantial costs and diversion of management efforts regardless of the results of such litigation and an adverse result could subject the Company to significant liabilities to third parties, require disputed rights to be licensed or require the Company to cease using such technology.

(q) Dependence on Third Parties

         The Company's strategy for the research, development and commercialization of its products requires entering into various arrangements with corporate collaborators, licensors, licensees and others, and the Company's commercial success is dependent upon these outside parties performing their respective contractual responsibilities. The amount and timing of resources such third parties will devote to these activities may not be within the control of the Company. There can be no assurance that such parties will perform their obligations as expected or that the Company will derive any revenue from such arrangements. There can be no assurance that these collaborations will result in the development of any commercial products. The Company intends to seek additional collaborative arrangements to develop and commercialize certain of its products. There can be no assurance that the Company will be able to negotiate collaborative arrangements on favorable terms, or at all, in the future, or that its current or future collaborative arrangements will be successful.

(r) Lack of Commercial Manufacturing and Marketing Experience

         If the Company is successful in developing the markets for immune modulation therapies, the Company would have to arrange for the manufacture of its devices. At the present time, the Company has not arranged for the manufacture of these treatment medical devices on a large scale. There can no assurance that the Company, on a timely basis, will be able to make the transition from manufacturing clinical trial quantities to commercial production quantities successfully or be able to arrange for contract manufacturing. The Company believes it will be able to manufacture its medical devices for initial commercialization, if the product obtains FDA approval, but it has not yet demonstrated the capability to manufacture the treatment devices in commercial quantities.

         The Company has no experience in the sales, marketing and distribution of pharmaceutical or medical products. There can be no assurance that the Company will be able to establish sales, marketing and distribution capabilities or make arrangements with its collaborators, licensees or others to perform such activities or that such efforts will be successful. The manufacture of the Company's products involves a number of steps and requires compliance with stringent quality control specifications imposed by the Company itself and by the FDA. Moreover, the Company's products can only be manufactured in a facility that has undergone a satisfactory inspection by the FDA. For these reasons, the Company would not be able quickly to replace its manufacturing capacity if it were unable to use its manufacturing facilities as a result of a fire, natural disaster (including an earthquake), equipment failure or other difficulty, or if such facilities are deemed not in compliance with the FDA's drug GMP requirements and the non-compliance could not be rapidly rectified. The Company's inability or reduced capacity to manufacture its products would have a material adverse effect on the Company's business and results of operations.

         The Company may enter into arrangements with contract manufacturing companies to expand its own production capacity in order to meet requirements for its products, or to attempt to improve manufacturing efficiency. If the Company chooses to contract for manufacturing services and encounters delays or difficulties in establishing relationships with manufacturers to produce, package and distribute its finished products, clinical trials, market introduction and subsequent sales of such products would be adversely affected. Further, contract manufacturers must also operate in compliance with the FDA's drug GMP requirements; failure to do so could result in, among other things, the disruption of product supplies. Until recently, biologic product licenses could not be held by any company unless it performed significant manufacturing operations. The FDA recently amended its regulations in this regard, and the Company believes that under these new regulations it can now hold licenses for its biological products without performing significant manufacturing steps. Nonetheless, the Company's potential dependence upon third parties for the manufacture of its products may adversely affect the Company's profit margins and its ability to develop and deliver such products on a timely and competitive basis.

(s) Uncertainty of Product Pricing, Reimbursement and Related Matters

         The Company's ability to earn sufficient returns on its products will depend in part on the extent to which reimbursement for the costs of such products and related treatments will be available from government health administration authorities, private health coverage insurers, managed care organizations and other organizations. Third party payors are increasingly challenging the price of medical products and services. If purchasers or users of the Company's products are not able to obtain adequate reimbursement for the cost of using such products, they may forego or reduce such use. Significant uncertainty exists as to the reimbursement status of newly approved health care products, and there can be no assurance that adequate third party coverage will be available.

(t) Product Liability Exposure

         The Company faces an inherent business risk of exposure to product liability and other claims in the event that the development or use of its technology or prospective products is alleged to have resulted in adverse effects. While the Company has taken, and will continue to take, what it believes are appropriate precautions, there can be no assurance that it will avoid significant liability exposure. Although the Company currently carries product liability insurance for clinical trials, there can be no assurance that the Company has sufficient coverage, or can obtain sufficient coverage, at a reasonable cost. An inability to obtain product liability insurance at acceptable cost or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of products developed by the Company. A product liability claim could have a material adverse effect on the Company's business, financial condition and results of operations.

(u) Hazardous Material; Environmental Matters

         Although the Company does not currently manufacture commercial quantities of its products, it produces limited quantities of such products for its clinical trials. The Company's research and development processes involve the controlled storage, use and disposal of hazardous materials, and biological hazardous materials. The Company is subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and certain waste products. Although the Company believes that its safety procedures for handling and disposing of such materials comply with the standards prescribed by such laws and regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, the Company could be held liable for any damages that result, and any such liability could exceed the resources of the Company. There can be no assurance that the Company will not be required to incur significant costs to comply with current or future environmental laws and regulations nor that the operations, business or assets of the Company will not be materially or adversely affected by current or future environmental laws or regulations.

(v) Volatility of Stock Price and Absence of Dividends

         The market price of the Company's Shares, like that of the common stock of many other biopharmaceutical companies in the development stages, has been and is likely to be highly volatile. Factors such as the results of preclinical studies and clinical trials by the Company, its collaborators or its competitors, other evidence of the safety or efficacy of products of the Company or its competitors, announcements of technological innovations or new products by the Company or its competitors, governmental regulatory actions, developments with the Company's collaborators, developments concerning patent or other proprietary rights of the Company or its competitors (including litigation), concern as to the safety of the Company's products, period-to-period fluctuations in the Company's operating results, changes in estimates of the Company's performance by securities analysts, market conditions for biopharmaceutical stocks in general and other factors not within the control of the Company could have a significant adverse impact on the market price of the Common Stock. The Company has never paid cash dividends on its Common Stock and does not anticipate paying any cash dividends in the foreseeable future.

GLOSSARY

         Following is a glossary of terms used throughout this Annual Report.

AAA Abdominal Aortic Aneurysm, meaning a balloon-like dilatation of the abdominal aorta (main artery).

Arterial Blood      Rate of blood flow through arteries.
Flow

Atherosclerosis:    Deposits   of   fat    (cholesterol)   in   the   walls   of
                    arteries--causes obstruction and/or thrombosis.

Autoimmune:         A reaction of the body's immune cells against its own cells.

Balloon             Dilation  of a  narrowed  coronary  artery by an  expandable
Angioplasty         balloon.


Blood Lipids        An alternate term for blood fats.

Claudication:       Muscle pain on exercise, due to lack of oxygen.

CABG Coronary Artery Bypass Graft, meaning a venous or synthetic graft which bypasses a blocked coronary artery.

Cytokines           Intercellular   messengers   produced  by  cells  which  are
                    involved in many body functions particularly in how the immune system is run.

Endothelium:        The thin cellular  lining of blood vessels which plays a key role in regulating blood flow by secreting vasoconstrictor and vasodilator substance

Endothelial Cells   A thin layer of cells that  lines the blood  vessels  and is very important in controlling blood flow and blood clotting.

Endothelial         Failure of the endothelium to perform its normal function.
Dysfunction:

In Vitro Describes tests done outside the body i.e. as in a test tube.

HLA-DR A cell receptor involved in antigen presentation to T cells, also a type of cell marker important in transplantation immunity.

LDL Cholesterol     A form of cholesterol  that is harmful because it can easily
                    penetrate  the  endothelial   lining  ,and  form  the  fatty
                    deposits of atherosclerosis.

Leukocytes:         White blood cells.

Nitric Oxide:       A gas which causes smooth  muscle  fibers to relax,  i.e. in blood vessels; has many other functions in the body.

Platelets:          Small cells in the blood required for blood clotting.

Prostacyclin:       Causes   relaxation   of   smooth   muscle   cells   causing
                    vasodilation.

Raynaud's Disease:  Excessive  constriction of digital blood vessels on exposure to cold, leading to pain and numbness.

Rheumatoid          An  autoimmune   disease,   which  causes  arthritis  (joint
Arthritis:          inflammation) in many different joints.


Scleroderma:        An Autoimmune  disease which causes hardening and thickening of the skin and blood vessels; may affect internal organs.

Serum Creatinine    A measure of kidney function.
levels

T cell A type of lymphocyte which constitutes the attack arm of the immune system.

Th1                 A proinflammatory type of T cell.

Th2 A less inflammatory type of T cell which can control Th1 cells.

Triglycerides       A type of blood fat thought to be involved in coronary heart disease.

Vasoconstrictor:    Causes blood vessels to narrow.

Vasodilators:       Causes blood vessels to dilate.

Vascular:           Pertaining to blood vessels.

             * * * * * * * * * * * * *


Item 2.  Description of Property.

         The Company's principal facility, which is leased, is located at 2155 Dunwin Drive, Suite 10 Mississauga, Ontario, L5L 4M1. The lease covers 8,333 square feet. The lease commenced on May 1, 1998 and expires on April 30, 2005. Management believes that the existing facility is adequate for the Company's current and future needs. Management continually monitors the Company's facility requirements in light of the results of its research and development activities.

Item 3.  Legal Proceedings.

         There are no legal proceedings of a material nature pending against the Company, or its subsidiaries. The Company is unaware of any legal proceedings known to be contemplated by any governmental authorities.

Item 4.  Control of Registrant.

         (a) To the best of the Company's knowledge, the Company is not directly or indirectly owned or controlled by another corporation or foreign government.

         (b) At April 19, 1999, there were 33,561,049 Shares outstanding with an authorized capital of an unlimited number of shares. At such date, the Company is unaware of any person beneficially owning 10% or more of the Company's outstanding shares.

         At April 14, 1999, officers and directors, as a group, owned 652,839 shares of the Company.

         There are no arrangements, known to the Company, the operation of which may at a subsequent date result in a change in control of the Company.

Item 5.  Nature of Trading Market.

         The Company's Shares commenced trading on The Montreal Exchange in Canada on July 6, 1996. The Montreal Exchange is the primary trading market for the Company's Shares. The Company's shares also trade, on a limited basis, on the NASD OTC Electronic Bulletin Board. Prior to July 6, 1996, the Company's shares were traded on The Canadian Dealing Network Inc. in Ontario. The following is a summary of trading, on a quarterly basis, in the Shares on The Montreal Exchange for 1997, 1998 and the first quarter of 1999 (stated in Canadian dollars):

1997

1st  Quarter                3.65                     1.25             15,074,600
2nd  Quarter                3.70                     2.00              6,918,100
3rd  Quarter                3.00                     1.75              3,331,454
4th  Quarter                3.30                     1.55              5,664,234

1998

1st  Quarter                2.30                     1.30              3,195,598
2nd  Quarter                2.25                     1.10              2,236,812
3rd  Quarter                1.88                     0.81              1,389,975
4th  Quarter                1.55                     0.81              2,078,939

1999

1st  Quarter                2.29                     1.10              3,209,118

         The closing sales price of the Shares on the Montreal Exchange on May 19, 1999 was $1.55.

         At April 14, 1999, the Company had 4,700 shareholders of record. At April 14, 1999, there were 26 United States shareholders of record, holding 1,007,868 Shares, which represents 3.0% of the outstanding class.

Item 6.  Exchange Controls and Other Limitations Affecting  Security Holders.

         (a) There are no laws or governmental decrees or regulations in Canada that restrict the export or import of capital, or affect the remittance of dividends, interest, or other payments to holders of the Company's securities who are not residents of Canada, other than withholding tax requirements. Reference is made to "Item 7. Taxation."

         (b) There are no limitations imposed by the laws of Canada, the laws of Ontario or by the charter or other governing documents of the Company on the right of a non-resident to hold or vote Common Shares of the Company, other than as provided in the Investment Canada Act (Canada) (the "Investment Act"). The following summarizes the principal features of the Investment Act for a non-resident who proposes to acquire Common Shares. The summary is of a general nature only and is not intended to be nor is it, a substitute of independent advice from an investor's own advisor. The summary does not anticipate statutory or regulatory amendments.

         The Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a "Canadian" as defined in the Investment Act (a "non-Canadian"), unless after review, the minister responsible for the Investment Act (the "Minister") is satisfied that the investment is likely to be of net benefit to Canada. Under the Investment Act, a United States citizen qualifies as a "World Trade Organization Investor." Subject to the restrictions noted below, an investment in a Canadian business by a World Trade Organization Investor, would be reviewable under the Investment Act only if it is an investment to acquire control of such Canadian business and the value of the assets of the Canadian business as shown on its financial statements is not less than a specified amount, which for 1998 is $172 million. An investment in the shares of a Canadian business by a non-Canadian other than a "World Trade Organization Investor" when the Company is not controlled by a World Trade Organization Investor, would be review able under the Investment Act if it is an investment to acquire control of the Canadian business and the value of the assets of the Canadian business as shown on its financial statements is $5 million or more, or if an order for review is made by the federal cabinet on the grounds that the investment relates to Canada's cultural heritage or national identity.

         The acquisition by a World Trade Organization Investor of control of a Canadian business in any of the following sectors is also subject to review if the value of the assets of the Canadian business exceeds $5 million (as shown on its financial statements): uranium, financial services (except insurance), transportation services and cultural businesses, which include broadcast media (publication, distribution or sale of books, magazines, periodicals, newspapers, music, film and video products and the exhibition of film and video products), television and radio services.

         A non-Canadian would acquire control of the Company for purposes of the Investment Act if the non-Canadian acquired a majority of the Common Shares. The acquisition of less than a majority but one-third or more of the Common Shares would be presumed to be an acquisition of control of the Company unless it could be established that, on acquisition, the Company was not controlled in fact by the acquiree through the ownership of Common Shares.

         Certain transactions relating to Common Shares are exempt from the Investment Act, including:

         (a) an acquisition of Common Shares by a person in the ordinary course of that person's business as a trader or dealer in securities;

         (b) an acquisition of control of the Company in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Act; and

         (c) an acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization, following which the ultimate direct or indirect control in fact of the Company, through the ownership of Common Shares, remained unchanged.

Competition Act Review

         Investments giving rise to the acquisition or establishment, directly or indirectly, by one of more persons of control over, or a significant interest in the whole or part of a business of a competitor, supplier, customer or other person are subject to substantive review by Canada's Competition Law Authority, the Director of Investigation and Research (the "Director"). If or when the Director concludes that Merger, whether by purchase or lease of shares or assets, by amalgamation or by combination, or otherwise, prevents or lessens, or is likely to prevent or lessen competition substantially, he may apply as may be necessary to eliminate the substantial lessening or prevention of competition. Such substantive Merger review power applies to all Mergers, whether or not they meet limits for pre-notification under the Competition Act.

         In addition to substantive Merger review, the Competition Act provides for a notification regime respecting Mergers of certain size. The regime applies in respect of share acquisitions, asset acquisitions, amalgamations and combinations, for ease of reference. This filing refers specifically to share acquisition, although the pre-notification regime applies, with the appropriate modification, to other types of acquisition of control as well.

         In order for a share acquisition transaction to be pre-notifiable, the parties to the transaction (being the person or persons who proposed to acquire shares, and the Corporation the shares of which are to be acquired), together with their affiliates (being all firms with a 50% or more voting shares linkage up and down the chain) must have:

         (i) aggregate gross assets in Canada that exceed $400,000,000.00 in value, as shown on their audited financial statements for the most recently completed fiscal year (which must be within the last fifteen (15) months); or

         (ii) aggregate gross revenue from sales in, from, or into Canada that exceed $400,000,000.00 for the most recently completed fiscal year shown on the said financial statements; and

         (iii) the party being acquired must have gross assets in Canada, or gross revenues from sales in or form Canada, exceeding $35,000,000 as whose on the said financial statements. Acquisition of shares carrying up to 20% of the votes of a publicly traded corporation, or 35% of the votes in a private corporation will not be subject to pre-notification, regardless of the above thresholds. However, exceeding the 20% or the 35% threshold, and again exceeding the 50% threshold, gives rise to an obligation of notification if the size threshold is met.

         If a transaction is pre-notifiable, a filing must be made with the Director containing the prescribed information with respect to the parties, and a waiting period, (either seven or twenty-one days, depending on whether a long or short form filing is chosen) must expire prior to closing.

         As an alternative to pre-notification, the Director may grant an Advance Ruling Certificate, which exempts the transaction from pre-notification. Advance Ruling Certificates are granted where the Director concludes, based on the information provided to him, that he would not have sufficient grounds on which to apply to the Competition Tribunal to challenge the Merger.

Item 7.  Taxation.

         The following summary describes the principal Canadian federal income tax considerations generally applicable to a holder of the Company's Shares who, for purposes of the Income Tax Act (Canada) (the "Canadian Tax Act") and the Convention between Canada and the United States of America with Respect to Taxes on Income and on Capital (the "Convention") and at all relevant times, is resident in the United States and not resident in Canada, deals at arm's length with the Company, holds the Company's Shares as capital property, and does not use or hold and is not deemed to use or hold the Company's Shares in or in the course of carrying on business in Canada (a "United States Holder").

         This following summary is based upon the current provisions of the Canadian Tax Act, the regulations thereunder, all specific proposals to amend the Canadian Tax Act and the regulations announced by the Minister of Finance (Canada) prior to the date hereof and the Company's understanding of the published administrative practices of Revenue Canada, Customs, Excise and Taxation. This summary does not take into account or anticipate any other changes in the governing law, whether by judicial, governmental or legislative decision or action, nor does it take into account the tax legislation or considerations of any province, territory or non-Canadian (including U.S.) jurisdiction, which legislation or considerations may differ significantly from those described herein.

         This summary is of a general nature only and is not intended to be, and should not be interpreted as legal or tax advice to any prospective purchaser or holder of the Company's Shares and no representation with respect to the Canadian federal income tax consequences to any such prospective purchaser is made. Accordingly, prospective purchasers of the Company's shares should consult their own tax advisors with respect to their individual circumstances.

Dividends on the Company's Shares

         Generally, dividends paid by Canadian corporations to non-resident shareholders are subject to a withholding tax of 25% of the gross amount of such dividends. However, pursuant to the Canada-United States Income Tax Convention (the "Convention"), the withholding tax rate on the gross amount of dividends paid to residents of the United States is reduced to 15% or, in the case of a U.S. corporation which owns at least 10% of the voting stock of the Canadian corporation paying the dividends, to 5% of the gross amount of such dividends.

         Pursuant to the Convention, certain tax-exempt entities resident in the United States may be exempt from Canadian withholding taxes, including any withholding tax levied in respect of dividends received on the Company's Shares.

Disposition of the Company's Shares

     In general, a United States Holder will not be subject to Canadian income tax on capital gains arising on the disposition of the Company's Shares, unless
(i) such shares are "taxable Canadian property" within the meaning of the Income Tax Act (Canada) (the "Act") and no relief is afforded under any applicable tax treaty. The shares of the Company would be taxable Canadian property of a non-resident if at any time during the five year period immediately preceding a disposition by the non-resident of such shares, not less than 25% of the issued shares of any class or series of al class of shares of the Company belonged to the non-resident, to persons with whom the non-resident did not deal at arm's length, or to the non-resident and persons with whom the non-resident did not deal at arm's length for purposes of the Act. For this purpose, issued shares includes options to acquire such shares (including conversion rights) held by such persons. Under the Convention, a capital gain realized by a resident of the United States will not be subject to Canadian tax unless the value of the shares of the Company is derived principally from real property (as defined in the Convention) situated in Canada.

Item 8. Selected Financial Data.

         Following is selected financial data of the Company, expressed in Canadian dollars, for each of the last five fiscal years ended November 30, calculated in accordance with Canadian generally accepted accounting principles, which except as described in Note 10 to the financial statements, conform in all material respects with accounting principles generally accepted in the United States.

Years ended November 30

(in thousands of dollars except
for per share data)           1998       1997       1996       1995       1994

Research & development        4,656      5,351      3,167      1,496        382
Other expenses                2,656      2,640      1,695        827        614

Loss for the
period                       (7,312)    (7,991)    (4,862)    (2,323)      (996)
Loss per share                (0.29)     (0.38)     (0.38)     (0.27)     (0.18)

Working capital               4,807      7,188      5,426      1,644        251
Total assets                  7,490      9,470      7,696      3,550      2,384

Share capital                36,139     31,172     21,541     12,735      9,171
Deficit                     (29,395)   (22,083)   (14,092)    (9,230)    (6,907)

Shareholders' equity          6,744      9,089      7,449      3,505      2,264

Notes:

(1) To date, the Company has been in the development stage and, accordingly, has no revenue.

(2) The common shares of the Company were consolidated on a seven-for-one basis on April 21, 1994.

         All dollar amounts herein are expressed in Canadian dollars, except where otherwise indicated. Reference is made to footnote number 2, on page 2 for a summary of the exchange rates between the U.S. and Canadian dollar for the past five years.

         Reference is made to Note 10 of the Company's audited financial statement for the year ended November 30, 1998, in "Item 18. Financial Statements.", for a description of the differences between Canadian and United States generally accepted accounting principles, and how these differences affect the Company's financial statements.

         The following table sets forth how the above amounts would be presented under United States generally accepted accounting principles for the fiscal years ended November 30, 1998, 1997 and 1996:

Fiscal Years Ended November 30

                                                1998         1997         1996
Research and development                        4,631        5,225        3,371
Loss for the period                            (7,415)      (8,332)      (5,066)
Basic and diluted loss per share                (0.29)       (0.39)       (0.40)
Total Assets                                    5,652        7,606        5,705
Share Capital                                  36,795       31,700       21,602
Deficit                                       (31,889)     (24,474)     (16,143)
Shareholders' equity                            4,906        7,226        5,459

Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations.

         The following discussion and analysis should be read in conjunction with the audited financial statements and notes thereto. See "Item 18. Financial Statements." The financial statements have been prepared in accordance with generally accepted accounting principles (GAAP) in Canada which, except as described in Note 10, conform in all material respects with accounting principles generally accepted in the United States. In addition to historical information, the following Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ significantly from those anticipated in these forward-looking statements as a result of certain factors, including those discussed in "Risk Factors" and else where in this Annual Report.

Overview

         Vasogen is focused on the development and commercialization of immune modulation therapies for the treatment of human disease. Delivered by a medical device technology, these therapies utilize components derived from a patient's own blood which are believed to down-regulate or inhibit destructive immune processes involved in a number of major diseases. In collaboration with leading university research centres, the Company has several therapies in development for the treatment of cardiovascular and autoimmune disease, and for the prevention or amelioration of ischemia/reperfusion injury. Vasogen is also developing a process for treating bone marrow to prevent Graft-versus-Host disease, a life threatening complication of bone marrow transplantation.

         Delivered by a platform medical device technology, Vasogen's therapies are designed to target fundamental disease causing processes effectively while causing fewer side effects than current therapies. The Company has an active research and development program for new products and the advancement of existing products. The Company controls the development and manufacture of its technologies for use in pre-clinical and clinical research and continues to advance its product development program to support commercial scale production. Patent applications are filed by the Company to protect its products and processes. The Company's policy is to file patent applications to protect inventions, technology, and improvements that are important to the development of its business and with respect to the application of its therapies to the treatment of a number of disease indications. The Company currently has four issued patents and eight patent applications.

         The Company intends to commercialize its therapies through licensing agreements with established health care companies.

         During 1998, Vasogen remained in a research and development phase and has not yet generated revenues. To fund its operations, the Company relies principally upon the proceeds of public and private offerings of equity securities and the resulting interest revenue generated. In the future, the Company may establish alliances with other health care companies to assist in marketing its therapy, as well as to provide research and development funding.

         The Company has received regulatory approval for VasoCare(TM) therapy for the treatment of peripheral vascular disease (PVD). Marketing the Company's products outside the European Community, or offering it for the treatment of disease indications, other than PVD, within the European Community will require the completion of further clinical trials and/or regulatory approvals, the timing and outcome of which will impact future operations.

Results of Operations

         The Company is in its research and development phase and, as such, has incurred losses since its inception. For the fiscal year ended November 30, 1998, the Company recorded a loss of $7.3 million, or $0.29 per common share. These results compare with a loss of $8.0 million or $0.38 per common share, for the fiscal year ended November 30, 1997 and a loss of $4.9 million or $0.38 per common share, for the fiscal 1996.

         Research and development expenses, including costs associated with pre-clinical and clinical research, product development, and regulatory affairs, decreased by $0.7 million, in fiscal 1998, as compared to fiscal 1997 and increased by $1.5 million as compared to fiscal 1996.

         The major reason for the decrease in research and development expenses in 1998 as compared to 1997 is the one-time costs associated with preparing for the European regulatory approval process and the implementation of a quality system registered to ISO 9001 and EN 46001 incurred during 1997. The increase in fiscal 1997 as compared to fiscal 1996 also reflected new research at the University of Montreal and increased product development and intellectual property activity.

         Professional fees increased by $0.1 million in fiscal 1998, compared to fiscal 1997 and by $0.4 million compared to fiscal 1996. These include legal, audit, tax, market research, strategic planning, investor relations, and other consulting costs not directly related to research and development. The increase in 1998 was associated with increased corporate activity. During 1997, the Company filed a 20-F Registration Statement with the Securities and Exchange Commission in the United States.

         Salary expenses decreased by $0.1 million, compared to fiscal 1997 and increased by $0.5 million compared to fiscal 1996. The reduction in salary expense in 1998 was the result of higher expenses required to support the Company's preparation for the European regulatory approval process during 1997. Salary expenses increased in fiscal 1997, compared to fiscal 1996, as the Company added staff commensurate with corporate growth and development activities. The increase in salary expenses in 1997 also reflected the full-year impact of employees added during 1996.

Liquidity and Capital Resources

         As at November 30, 1998, the Company had cash equivalents and marketable securities of $5.2 million, versus $7.5 million in the previous year. Cash equivalents consist of certificates of deposit and Canadian government treasury bills. Marketable securities include bonds with varying maturities issued by Canadian governments and corporations, which are capable of prompt liquidation.

         Cash used for operations in fiscal 1998 was $6.9 million, compared to $7.5 million in fiscal 1997. This decrease resulted from one-time costs incurred in 1997 to support the Company's successful European regulatory approval process and lower product development expenses in 1998.

         Cash provided from financing activities during fiscal 1998 was $4.9 million, compared to $9.4 million in fiscal 1997. The Company completed private placements for proceeds of $4.6 million net of share issue costs. A total of 2,881,860 Common Shares was issued in connection with these placements. Additional funding was generated through the exercise of warrants and options, for proceeds of $0.3 million, which resulted in the issuance of 327,870 Common Shares. During 1998, 33,500 Common Shares valued at $0.05 million were issued for services provided to the Company.

         As at November 30, 1998, the Company had no long-term obligations.

Year 2000

          The Company is aware of the issues associated with the programming code in existing computer systems as the millennium (Year 2000) approaches. The Year 2000 issue creates risks for the Company from unforeseen problems that may occur in its own computer systems and Company products that incorporate computer systems, as well as in those of third parties with whom the Company interacts. The Company has contracted an external consulting firm to assess its internal computer systems with respect to the Year 2000 issue. This assessment is near completion, with no significant issues identified to date. Vasogen has established an internal task force led by senior management to deal with the Year 2000 issue. The Company has undertaken a review of its internal computer systems to assess the risk of a material effect on the Company's financial condition or results of operations as a result of the Year 2000 issue. The Company believes that it will be compliant before the end of the 1999 calendar year. The Company has made reasonable inquiry of its major suppliers as to their Year 2000 compliance to add further assurance. The Company has implemented certain contingency plans with respect to its major suppliers, including building up a significant level of inventory and identifying alternative sources of supply. The Company will continue to develop contingency plans as it identifies the opportunity to mitigate third party exposures to the Year 2000 issue. The Company's Year 2000 plans and progress have also been reviewed through an independent review of its medical device technology and quality system. No costs of significance in respect of Year 2000 issues have been incurred to date and costs anticipated in the future are not expected to be material. Any costs associated with this issue will be treated, in the financial statements of the Company, in accordance with generally accepted accounting principles. Generally, the Company believes that as a development stage company, the scope of Vasogen's activities and the structure of its information technology function are such that Vasogen is not at material risk in respect of the Year 2000 issue.

Item 10.  Directors and Officers of Registrant.

The following table outlines the names and municipalities of residence of each of the directors and officers of Vasogen, their principal occupations and their periods of service as directors or officers. Each director is expected to hold these positions until the next Annual General Meeting of Shareholders, scheduled for May 26, 1999.

-----------------------------------------------------------------------------------------------------------
Name of Directors                        Principal Occupation                            Position Since
and Executive Officers
===========================================================================================================
William A. Cochrane +,  OC, MD           Chairman of the Board                            February 1995
Calgary, Alberta                         and a Director of the Company and Healthcare
                                         Consultant
-----------------------------------------------------------------------------------------------------------
David G. Elsley, MBA                     President, CEO and a Director of the Company     January 1991
Toronto, Ontario
-----------------------------------------------------------------------------------------------------------
William R. Grant *                       Director of the Company and Chairman of          November 1998
New York, NY                             Galen Associates
-----------------------------------------------------------------------------------------------------------
Graham Strachan +                        Director of the Company and President & CEO      September 1998
Mississauga, Ontario                     of Allelix Biopharmaceuticals
-----------------------------------------------------------------------------------------------------------
Dr. Eldon Smith                          Vice-President, Scientific Affairs and a         May 1998
Calgary Alberta                          Director of the Company
-----------------------------------------------------------------------------------------------------------
Benoit La Salle *+                       Director of the Company and President of         January 1997
Montreal, Quebec                         Semafo Inc.
-----------------------------------------------------------------------------------------------------------
Jan-Eric Osterlund *                     Director of the Company and Chairman of          February 1997
London, United Kingdom                   QueQuoin Holdings
-----------------------------------------------------------------------------------------------------------
Christopher J. Waddick                   Vice-President, Finance, Chief Financial         January 1991
Chatham, Ontario                         Officer, Corporate Secretary and Treasurer
                                         of the Company
-----------------------------------------------------------------------------------------------------------
Paul G.A. Moore                          Executive Vice-President and Chief Operating     February 1997
Burlington, Ontario                      Officer of the Company
-----------------------------------------------------------------------------------------------------------

Notes:

1.   * denotes a member of the Audit Committee of the board of directors.

2. + denotes a member of the Compensation and Corporate Governance Committee of the board of directors.

3.   The Company does not have an executive committee of the board of directors.

Directors and Officers

William A. Cochrane, OC, MD, Chairman of the Board, Director

Dr. Cochrane joined the Board of Directors as Chairman in 1995. As Chairman, he is responsible for guiding the Company's strategic development through to commercialization. For ten years the Chairman and Chief Executive Officer of Connaught Laboratories Ltd., Dr. Cochrane is currently an international investment consultant in the area of health products and services. He serves on several boards, including MDS Capital Corp., StressGen Biotechnologies Corp, and Selective Genetics Inc. of San Diego. He was a senior advisor to Vencap Equities Alberta Ltd. He is a past Chairman of the National Biotechnology Advisory Committee. Dr. Cochrane was the first Dean of Medicine of the University of Calgary Medical School and his academic career culminated in his appointment as President and Vice-Chancellor of the University of Calgary. He served for a short time as Deputy Minister of Health Services in the Government of Alberta.

David Elsley, MBA, President and Chief Executive Officer, Director

Mr. Elsley has served as an officer and director since 1992. In this capacity, he has been responsible for identifying, acquiring the Company's technology and for assembling a management team with the requisite experience to manage the commercial development of Vasogen's products. Prior to joining Vasogen Inc., he held marketing and management positions in the computer industry with Seiko Epson Corporation and the Hudson's Bay Company of Canada. Mr. Elsley holds a Master of Business Administration from the University of Western Ontario.

William R. Grant, Director

Mr. Grant co-founded Galen Associates in 1990 and possesses a combination of more than 40 years of experience in the investment banking and risk-capital fields. In addition, his career includes substantial experience in the healthcare industry. During his 25 years with Smith Barney, Mr. Grant was elected President and then Vice-Chairman. He participated in the financing of many healthcare companies, including G. D. Searle, A. H. Robins, Marion Laboratories (now Hoechst Marion Roussel), American Hospital Supply Corp., and SmithKline Beecham. Mr. Grant, then, joined MacKay-Shields Financial Corporation as President and was later elected Chairman of the Board. He served as Vice Chairman of SmithKline Beecham for ten years and currently serves on the Boards of Allergan, Inc.; Fluor Corporation; MiniMed Inc.; Ocular Sciences, Inc.; WBN.com; Witco Corporation and several private Galen portfolio companies. He is a Trustee of the Mary Flagler Cary Charitable Trust and a member of the General Electric Equity Advisory Board.

Benoit La Salle, CA, Director

Mr. La Salle is a chartered accountant and is a member of the Quebec Order of Chartered Accountants, the Canadian Institute of Chartered Accountants, the Order of Chartered Administrators of Quebec and the Quebec Institute of
Financial Planners. He holds a Commerce degree from McGill University and a Master of Business Administration from IMEDE, Switzerland. In 1980 he founded Parisien, Grou, La Salle and Grou La Salle & Associes, Chartered Accountants. Mr. La Salle is currently President . of Semafo Inc. and the Chairman of the Board of Vauquelin Mines Ltd. He has extensive experience in international taxation. He is the Treasurer and member of the executive board committee of Foster Parents Plan of Canada, and a member of the board of several Canadian companies.

Jan-Eric Osterlund, MMech Eng, MBA, Director

Mr. Osterlund is chairman of QueQuoin Holdings Ltd., a UK investment group specializing in medical venture capital. He is also chairman of Phairson Medical Ltd., a biotechnology group; Jomed NV, a medical device company; Stril AB, a leader in radiation sterilization; Epivac Ltd. and BM Research A/S, both of which specialize in drug delivery systems. Mr. Osterlund is a Director of Ermitage International Ltd., a money management company; Shilling Banco Ltd., a UK commercial real estate investment company; and Ostrumentia, a Swedish commercial real estate investment company. Mr. Osterlund is also a Director of Indigo Aviation AB, a company quoted on NASDAQ. Mr. Osterlund holds a Masters of Mechanical Engineering from Chalmers, Gothenburg and a Masters of Business Administration from the University of Uppsala. He structured the buy-out of HemoCue from Pharmacia Incorporated in 1988, became its Chairman and later sold the group in 1992. Since 1983, Mr. Osterlund has managed his business interests from London, England.

Eldon R. Smith, MD, FRCP(C), FACC, Vice-President Scientific Affairs, Director

Dr. Smith, is a Professor at the University of Calgary Medical School, Alberta, where he was the former Dean of the Faculty of Medicine, and previously Head of the Department of Medicine and Head of the Division of Cardiology. He is a distinguished clinician and research scientist who has made major contributions to the Canadian cardiology and medical communities. He has served as President of the Canadian Cardiovascular Society, Chairman of the Scientific Grant Review Committee of the Heart and Stroke Foundation, and President of the Association of Canadian Medical Colleges. He has received numerous awards and serves on the advisory or corporate boards of a number of Canadian companies. Dr. Smith is a graduate of Dalhousie University Medical School and received his cardiology and research training at the National Heart Institute, London, U.K. and the National Institutes of Health, Bethesda, Maryland.

Graham Strachan, Director

Mr. Strachan became President and Chief Executive Officer of Allelix Biopharmaceuticals Inc. in 1988. Mr. Strachan was involved in the formation of Allelix in 1983 as Vice-President and Commercial Director and participated in the growth and evolution of the original Allelix venture into three independent companies. Prior to joining Allelix, Mr. Strachan was Vice-President for Commercial Development at John Labatt Limited. During 15 years with Labatt, Mr. Strachan was involved in patents and licensing, technology management and business development. Previously, Mr. Strachan worked for several years in product licensing with the European Division of Schering Inc., a major pharmaceutical company. Mr. Strachan has served on the National Biotechnology Advisory Committee (NBAC) since 1989 and has been Chairman since 1992. Mr. Strachan serves as a Director and past-Chair of the Industrial Biotechnology Association of Canada, as well as past-President of the Biotechnology Industry Organization (BIO), an international trade association for biotechnology companies, based in Washington, D.C. Mr. Strachan is a chemistry graduate from the University of Glasgow, a qualified patent agent and a Fellow of the Patent and Trade Mark Institute of Canada.

Paul G.A. Moore, P.Eng., MBA, Executive Vice-President & Chief Operating Officer

Mr. Moore was formerly a senior manager with Gennum Corporation, a leading Canadian microelectronics manufacturer, where he was responsible for the growth of Gennum's Video and Broadcast business. Mr. Moore, a Professional Engineer, received a Bachelor of Applied Science in Electrical Engineering from the University of Waterloo in 1985. He also holds a Master of Business Administration from the University of Western Ontario.

Christopher J. Waddick, MBA, CMA, Vice-President, Finance, Chief Financial Officer, Corporate Secretary and Treasurer

As Chief Financial Officer, Mr. Waddick is responsible for managing the Company's financial and corporate affairs. Mr. Waddick has over ten years' experience in various financial roles. Prior to joining Vasogen, he was responsible for financial planning at Union Gas Limited, a leading North
American energy services provider. He holds an honours Business degree from Wilfrid Laurier University and has his CMA designation. Mr. Waddick obtained his Master of Business Administration from York University.

Scientific Advisory Board


The members of this board are:

Paul W. Armstrong, MD, FRCP(C), FACC

Dr. Armstrong is Chairman of the Department of Medicine and Professor of Medicine at the University of Alberta Medical School, Edmonton, Alberta. He was previously Chief of the Division of Cardiology at St. Michael's Hospital in Toronto and Professor of Medicine at the University of Toronto. He is widely recognized for his role in organizing and leading major international, multi-centre, clinical trials in the area of cardiovascular disease. He has served as Chairman of the Scientific Review Committee and Vice-President
(Medical) of the Heart and Stroke Foundation of Canada and as a regional governor of the American College of Cardiology. Dr. Armstrong is a medical graduate of Queen's University and received his clinical training in cardiology and research at St. George's Hospital in London, the Massachusetts General
Hospital and Harvard Medical School. His major research interests include coronary artery disease and congestive heart failure.

Pavel Hamet, MD, PhD, FRCP(C)

Dr. Hamet is Director of Research of the Centre hospitalier de l'Universite de Montreal (CHUM), and Chief of the Laboratory of Molecular Medicine at the CHUM Research Centre in Montreal, and a Professor of Medicine at the University of Montreal. He is an international authority on the molecular biology and genetics of hypertension and has a major interest in diabetes. He has published over 300 research papers and has held many distinguished positions including President of the Canadian Hypertension Society. Dr. Hamet graduated in Medicine from Charles University, Prague, Czechoslovakia, and received his speciality and research training in Paris, Montreal, and Nashville, Tennessee.

Richard G. Miller, PhD, FRSC

Dr. Miller is a Professor and Chairman of the Department of Medical Biophysics at the University of Toronto, where he was founding and Acting Chairman of the Department of Immunology from 1984 through 1990. He is also a Past President of the Canadian Society of Immunology and a Fellow of the Royal Society of Canada. An internationally recognized scientist and leader in the field of immunology, he has received many honours including being an invited visiting scientist at many of the world's leading immunology centres. He is the author of over 150 publications and numerous book chapters, and has been a member of the editorial board of several key scientific journals in the areas of immunology and cancer. Dr. Miller is a gold medal graduate in Physics from the University of Alberta, and was awarded his PhD at the California Institute of Technology.

Robert Roberts, MD, FRCP(C), FACC

Dr. Roberts is Chief of Cardiology at Baylor College of Medicine and The Methodist Hospital, Houston, Texas, one of the world's leading centres for cardiovascular care, research and education. Dr. Roberts, a Professor in the Departments of Medicine, Physiology and Biology, is an active clinician and researcher recognized for his groundbreaking research on cardiac creatine kinase (CK-MB), a key diagnostic marker for cardiac injury, as well as for his original contributions to the molecular biology and genetics of heart disease. He and his research team are credited with uncovering the genetic basis for several inherited cardiac disorders. He is the author of more than 500 scientific publications and sits on several key editorial boards. Dr. Roberts has received many honours and awards, the most recent of which was the prestigious American College of Cardiology's 1998 Distinguished Scientist Award. In addition to his contributions to basic research, Dr. Roberts is also well recognized for his role as a principal investigator in several pivotal clinical trials related to the introduction of new therapies for heart disease.

Duncan J. Stewart, MD, FRCP(C)

Dr. Stewart was appointed Chief, Division of Cardiology, St. Michael's Hospital, Toronto and Associate Professor of Medicine, University of Toronto, in 1994. In 1997 he was appointed as Director, Division of Cardiology of the University of Toronto, and was awarded the Dexter H-C Man Chair of Cardiology. He has combined a keen interest in clinical cardiovascular research with laboratory science. He is an international authority on the study of gene regulation in endothelial cells (cells which line blood vessels) and the clinical effects of endothelial cell dysfunction on the cardiovascular system with particular reference to congestive heart failure and pulmonary hypertension. Dr. Stewart is a medical graduate of McGill University and received his post-graduate, clinical cardiology, and research training at the Royal Victoria Hospital and McGill University in Montreal.

Item 11.  Compensation of Directors and Officers

         The following table sets forth all compensation for all periods indicated in respect of the individual who was, as of November 30, 1998, the chief executive officer of the Company, and all other officers of the Company who received, during the financial year of the Company ended November 30, 1998, salary and bonus in excess of $100,000 ("Named Executive Officers").

Summary Compensation Table

--------------------------------------------------------------------------------------------------------------------------
                                            Annual Compensation               Long-Term Compensation
                                     -----------------------------------
                                                                        ------------------------------------
                                                                                 Awards           Payouts
                                                                        ------------------------------------
                                                                                      Restricted
                                                                         Securities     Shares
                                                                           Under          Or
                                                               Other      Options/    Restricted
 Name and Principal Position                                   Annual       SARs        Share       LTIP       All Other
                              Year     Salary     Bonus(2)  Compensation  Granted       Units      Payouts   Compensation
                                         ($)        ($)         ($)         (#)          ($)        ($)          ($)
--------------------------------------------------------------------------------------------------------------------------
David Elsley                  1998     167,200        63,954              687,800(1)
(President and Chief          1997     161,183                            565,000
Executive Officer)            1996     125,000                            565,000
--------------------------------------------------------------------------------------------------------------------------
Paul Moore                    1998     150,000        47,325              405,700(1)                          62,499 (3)
(Executive Vice-President,    1997     131,000                            330,000                             61,067(3)
Chief Operating Officer)      1996      46,000                             30,000
--------------------------------------------------------------------------------------------------------------------------
Dr. Anthony Bolton            1998     150,000        47,925              526,700(1)
(Director Research and        1997     150,000                            450,000
Development)                  1996     100,000                            450,000
--------------------------------------------------------------------------------------------------------------------------
Christopher Waddick           1998     132,200        41,709              346,700(1)
(Vice-President Finance,      1997     124,067        25,000              280,000
Chief Financial Officer,      1996      59,800                             80,000
Corporate Secretary and
Treasurer)
--------------------------------------------------------------------------------------------------------------------------

(1) This is a cumulative total and represents the aggregate number of securities under option at November 30, 1998.

(2)  Bonus paid through the issuance of common shares of the Company.

(3) This payment was made to compensate Mr. Moore for loss of benefits suffered as a result of his acceptance of the position of Chief Operating Officer of the Company.

Employment Contracts

         The Company has entered into an employment agreement, made as of the 1st day of January 1997, with Mr. David G. Elsley. Pursuant to this agreement, Mr. Elsley serves the Company as its President and Chief Executive Officer. The following is the summary of the terms of the agreement with Mr. Elsley. The agreement provides for a fixed five-year term ending on December 31, 2002, and an annual remuneration of $167,200. Mr. Elsley is entitled to benefits available to other employees of the Company. The agreement is terminable at the option of the Company; however, if such agreement is not terminated for cause, Mr. Elsley is entitled to a lump sum payment equal to two years' salary and any options or warrants then outstanding vest for their full term. The agreement contains standard non-competition and non-solicitation provisions.

         The Company has entered into an employment agreement, made as of the 1st day of February 1997, with Dr. Anthony E. Bolton. Pursuant to this agreement, Dr. Bolton serves the Company as its Director of Research. The agreement provides for an annual remuneration of $150,000. The other terms of the agreement are similar to those described for Mr. Elsley.

         The Company has entered in an employment agreement, made as of the 1st day of February 1997, with Mr. Paul G. A. Moore. Pursuant to this agreement, Mr. Moore serves the Company as its Executive Vice-President and Chief Operating Officer. The agreement provides for an annual remuneration of $150,000. The other terms of the agreement are similar to those described for Mr. Elsley.

         The Company has entered in an employment agreement, made as of the 10th day of March 1997, with Mr. Christopher J. Waddick. Pursuant to this agreement, Mr. Waddick serves the Company as its Vice-President, Finance, Chief Financial Officer, Corporate Secretary and Treasurer. The agreement provides for an annual remuneration of $132,200. The other terms of the agreement are similar to those described for Mr. Elsley.

Compensation of Directors

         During the financial year ended November 30, 1998 no directors' fees were paid. One member of the board of directors was paid $42,750 in consulting fees in the fiscal year ended November 30, 1998 for consulting services rendered.

         Officers and directors, as a group, received total cash remuneration of approximately $705,000 during the fiscal year ended November 30, 1998.

         No amount has been set aside or accrued by the Company and its subsidiaries during the last fiscal year of the Company to provide pension, retirement or similar benefits for directors and officers of the Company, pursuant to any existing plan provided or contributed to by the Company and its subsidiaries.

Item 12.  Options to Purchase Securities from Registrant or Subsidiaries.

Stock Option Plan

           The Company maintains a stock option plan pursuant to which a maximum of 3,500,000 options or such greater number as shall have been duly approved by the Board of Directors and if required, by any exchange or over-the-counter market on which the common shares may be listed or quoted for trading or any security regulatory authority, by the shareholders of the Company, may be granted by the board of directors to executive officers, directors, employees, consultants and members of the Scientific Advisory Board of the Company in such numbers, for such periods of time, and at exercise prices as the board may approve and according to the rules and regulations of any stock exchange or dealing network on which the Common Shares may be listed or quoted for trading from time to time.

The following table sets out information relating to outstanding options and warrants to purchase common shares granted by the Company that are outstanding as at the date hereof with the number of persons in each category shown in parentheses:

                                  NUMBER OF                           MARKET VALUE OF       EXERCISE
                                COMMON SHARES        DATE OF          SECURITIES ON        PRICE PER     EXPIRY DATE
                                  OPTIONED           GRANT            DATE OF GRANT          SHARE
Executive Officers
(Five)
                                    125,000        Feb. 9, 1995            1.00             1.00         Feb. 9, 2000
                                    160,000        July 5, 1995            1.15             1.15         July 5, 2000
                                    300,000        Sept 15, 1998           1.00             1.00         Sept 15, 2003
                                     50,000        July 5, 1995            1.39             1.39         July 5, 2000
                                    300,000        May 28, 1996            1.00             1.00         May 28, 2001
                                    100,000        June 19, 1996           1.20             1.20         June 18,2001
                                     60,000        Jan. 8, 1997            1.69             1.69         Jan. 8, 2000
                                    280,774        Dec 15, 1998            1.25             1.25         Dec 15, 2003
                                    100,000        June 19, 1996           1.20             1.20         June 18,2002
                                    300,000        Jan. 8, 1997            1.69             1.69         Jan. 8, 2002
Directors
(Excluding Executive
Officers)  (Four)
                                    100,000        Sept 15, 1998           1.00             1.00         Sept 15, 2001
                                    100,000        Dec 15, 1998            1.25             1.25         Dec 15, 2001
                                    100,000        Jan. 8, 1997            1.69             1.69         Jan. 8, 2000
                                    100,000        May 1, 1997             2.30             2.30         May 1, 2000
Other Employees Of
And Advisors To
The Company
(Twenty)
                                    100,000        Nov. 17, 1994          0.50              0.50         Nov. 17, 1999
                                    150,000        Feb. 9, 1995           1.00              1.00         Feb. 9, 2000
                                    150,000        July 5, 1995           1.00              1.00         July 5, 2005
                                     20,000        July 5, 1995           1.15              1.15         July 5, 2000
                                     40,000        May 23, 1995           1.00              1.00         May 23, 2000
                                     63,202        July 5, 1995           1.15              1.39         July 5, 2000
                                     10,000        Nov. 24, 1995          1.10              1.10         Nov 24, 2000
                                    115,000        May 7, 1998            2.00              2.00         May 7, 2003
                                     50,000        Jan. 8, 1997           1.69              1.69         Jan. 8, 2000
                                    170,416        Dec 15, 1998           1.25              1.25         Dec 15, 2003
                                    225,000        Sept 15, 1998          1.00              1.00         Sept 15, 2003
                                     10,000        May, 1 1997            2.30              2.30         May 1, 2000
                                     25,000        May 1, 1997            2.30              2.30         May 1, 2002
                                    100,000        Jan 24, 1996           1.15              1.15         Jan. 24, 2001
                                    200,000        June 19, 1996          1.20              1.20         June 18,2001
                                    100,000        June 30, 1996          1.25              1.25         June 30,2001
                                    100,000        June 19, 1996          1.20              1.20         June 18, 2002
                                    300,000        Aug. 1, 1996           1.10              1.10         Aug. 1, 1999
                                     72,000        Dec. 3, 1996           1.60              1.60         Dec. 3, 1999
                                    100,000        May 28, 1996           1.00              1.00         May 28, 2001
                                     14,000        Dec. 3, 1997           1.70              1.70         Dec. 3, 2000

                                  NUMBER OF                           MARKET VALUE OF       EXERCISE
                                COMMON SHARES        DATE OF          SECURITIES ON        PRICE PER     EXPIRY DATE
                                  OPTIONED           GRANT            DATE OF GRANT          SHARE
Other Persons Or
Corporations
(Forty-six)
                                    400,000        Nov. 17, 1994          0.50              0.50         Nov. 17, 1999
                                    100,000        May 28, 1996           1.15              1.15         May 28, 2001
                                  1,481,500        Mar. 10, 1998          1.75              1.75         Nov. 30, 2000
                                     50,000        Dec. 3, 1997           1.70              1.70         Dec. 3, 2000
                                    195,000        Jan. 2, 1996           1.15              1.15         Mar. 13, 2001
                                    671,430        May 25. 1998           1.75              1.75         Nov. 30, 2000
                                    225,000        June 19, 1996          1.20              1.20         June 18,2001
                                    300,000        Jan. 17, 1997          2.48              2.48         Jan. 17, 2001
                                     30,000        June 2, 1997           2.64              2.64         June 2, 2000
                                     30,000        Sept. 2, 1997          2.64              2.64         Sept. 2, 2000
                                     30,000        Dec. 1, 1997           1.87              1.87         Dec. 1, 2000
                                     30,000        Mar. 1, 1998           1.90              1.90         Mar. 1, 2001
                                     30,000        June 1, 1998           1.88              1.88         June 1, 2001
                                    100,000        May 12, 1998           2.00              3.05         Mar. 13, 2002
                                     50,000        Jan. 11, 1999          1.25              1.56         Jan. 11, 2002
                                    100,000        Jan. 8, 1997           1.69              1.69         Jan. 8, 2000
                                    124,000        Jan. 13, 1999          1.98              1.98         July 13, 2000
                                     72,500        Feb. 24. 1999          2.00              2.00         Aug. 22, 2000

Options/SARs Granted or Exercised During the Most Recently Completed Financial Year

         During  the   financial   year  ended   November  30,  1998,  no  stock
appreciation rights or stock options were granted to the Chief Executive Officer. Details of options granted to the Named Executive Officers during the financial year ended November 30, 1998 are shown in the table set out below.

--------------------------------------------------------------------------------------------------------------------------
                                       % of Total                           Market Value
                     Securities,        Options/                           of Securities
                        Under             SARs                               Underlying
                       Options/        Granted to         Exercise            Options/
       Name              SARs          Employees             Or         SARs on the Date of
                       Granted        in Financial       Base Price            Grant                  Expiration
                         (#)              Year          ($/Security)        ($/Security)                 Date
--------------------------------------------------------------------------------------------------------------------------
Christopher           200,000             25%               $1.00              $1.00              September 15, 2003
Waddick
--------------------------------------------------------------------------------------------------------------------------

During the financial year ended November 30, 1998, no options or stock appreciation rights were exercised by the Named Executive Officers.

Item 13.  Interest of Management in Certain Transactions.

         (a) During the fiscal year ended November 30, 1998, there were no transactions, and there are no proposed transactions, in which directors, executive officers, holders of ten percent of the Company's outstanding shares, or any associate or affiliate of such person, have had a material interest, direct or indirect.

         (b) None of the officers or directors of the Company are indebted to the Company or were indebted to the Company during the fiscal years ended November 30, 1998, 1997, and 1996.

PART II

Item 14. Description of Securities to be Registered.

         Not Applicable


PART III

Item 15.  Defaults Upon Senior Securities.

         None.

Item 16.  Changes   in  Securities  and  Changes  in   Security  for  Registered
          Securities.

         None.


PART IV

Item 17.  Financial Statements.

See "Item 18.  Financial Statements."

Item 18.  Financial Statements.

         a) Report and Consolidated Financial Statements for the years ended November 30, 1998, 1997, and 1996 reported on by KPMG LLP, Chartered Accountants. These statements are prepared in accordance with generally accepted accounting principles in Canada, which, except as described in Note 10 conform in all material respects with accounting principles generally accepted in the United States.

Item 19.  Financial Statements and Exhibits.

         1)  Financial Statements.

         a) Report and Consolidated Financial Statements for the years ended November 30, 1998, 1997, and 1996 reported on by KPMG LLP, Chartered Accountants. These statements are prepared in accordance with generally accepted accounting principles in Canada, which, except as described in Note 10 conform in all material respects with accounting principles generally accepted in the United States.

         2) Exhibits.

(Exhibits 1, 2, and 3 (a) have been previously filed with the Securities and Exchange Commission on July 2, 1997 in the Company's Registration Statement on Form 20 - F, and exhibits 3 (b) and (c) have been previously filed with the Securities and Exchange Commission on September 1, 1997 in Amendment Number 1 to the Registration Statement on Form 20 - F and are hereby incorporated by reference Exhibits 3 (d) has been previously filed with the Securities and Exchange Commission on June 12, 1998 in the Company's Registration Statement on Form 20 - F)

1.       Articles of Incorporation and Amendments thereto.

2.       By-Laws.

3.       List of Agreements.

          a. Agreement dated January 31, 1996 between Quarzlampenfabrik Dr. - Ing. Felix W. Muller and Vasogen Inc.;

          b. Agreement dated April 15, 1997 between Delvin Inc. and Vasogen Inc.

          c. Agreement dated June 1, 1997 between Dominick & Dominick and Vasogen Inc.

          d. Agreement dated November 30, 1997 between Delvin Inc. and Vasogen Inc.

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     VASOGEN INC.


                         By: /s/ Christopher J.  Waddick
                         -------------------------------
                             Christopher J.  Waddick
                             Vice President, Finance, CFO



Date: May 27, 1999

                      Consolidated Financial Statements of

                      VASOGEN INC.

                      Years ended November 30, 1998, 1997 and 1996

AUDITORS' REPORT


To the Shareholders of Vasogen Inc.



We have audited the consolidated balance sheets of Vasogen Inc. as at November 30, 1998 and 1997 and the consolidated statements of operations and deficit and cash flows for each of the years in the three year period ended November 30, 1998 and for the period from December 1, 1987 to November 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 1998 and 1997 and the results of its operations and its cash flows for each of the years in the three year period ended November 30, 1998 and for the period from December 1, 1987 to November 30, 1998 in accordance with Canadian generally accepted accounting principles.


[GRAPHIC OMITTED]

Chartered Accountants



Toronto, Canada

December 18, 1998, except
as to note 11 which is as of
February 24, 1999

VASOGEN INC.
Consolidated Balance Sheets
(In thousands of dollars)

November 30, 1998 and 1997

-----------------------------------------------------------------------------------------------------------
                                                                                  1998                 1997
-----------------------------------------------------------------------------------------------------------
Assets
Current assets:
     Cash and cash equivalents (note 2)                                    $   1,073          $     455
     Marketable securities (note 3)                                            4,128              7,028
     Inventory                                                                   243                  -
     Prepaid expenses and advances                                               109                 86
     ------------------------------------------------------------------------------------------------------
                                                                               5,553              7,569
Capital assets                                                                   158                182
Less accumulated amortization                                                     59                145
-----------------------------------------------------------------------------------------------------------
                                                                                  99                 37
Acquired technology (notes 4 and 9)                                            1,838              1,864
-----------------------------------------------------------------------------------------------------------
                                                                           $   7,490          $   9,470
-----------------------------------------------------------------------------------------------------------
Liabilities and Shareholders' Equity

Current liabilities:
     Accounts payable and accrued liabilities                              $     746          $     381

Shareholders' equity:
     Share capital (note 5)                                                   36,139             31,172
     Deficit                                                                 (29,395)           (22,083)
     ------------------------------------------------------------------------------------------------------
                                                                               6,744              9,089

-----------------------------------------------------------------------------------------------------------
                                                                           $   7,490          $   9,470

See accompanying notes to consolidated financial statements.

On behalf of the Board:

/s/ William Grant        Director
----------------------
William Grant

/s/ Jan-Eric Osterlund   Director
----------------------
Jan-Eric Osterlund

VASOGEN INC.
Consolidated Statements of Operations and Deficit
(In thousands of dollars except per share amounts)

--------------------------------------------------------------------------------------------------------------
                                                                                                   Period from
                                                                                                   December 1,
                                                                                                       1987 to
                                                               Years ended November 30            November 30,
                                                      1998             1997              1996             1998
--------------------------------------------------------------------------------------------------------------
Expenses:
     Research and development                  $     4,656      $     5,351       $     3,167      $    16,537
     Salaries                                          981            1,097               443            3,777
     General and administration                        822              813               859            4,203
     Professional fees                                 821              717               378            3,118
     Amortization of capital assets                     32               13                15              250
--------------------------------------------------------------------------------------------------------------
Loss for the period                                 (7,312)          (7,991)           (4,862)         (27,885)

Deficit, beginning of period, as
   restated (note 9)                               (22,083)         (14,092)           (9,230)          (1,510)
--------------------------------------------------------------------------------------------------------------
Deficit, end of period                         $   (29,395)     $   (22,083)      $   (14,092)     $   (29,395)
--------------------------------------------------------------------------------------------------------------
Loss per share                                 $    (0.29)      $    (0.38)       $    (0.38)

See accompanying notes to consolidated financial statements.

VASOGEN INC.
Consolidated Statements of Cash Flows
(In thousands of dollars)

--------------------------------------------------------------------------------------------------------------
                                                                                                   Period from
                                                                                                   December 1,
                                                                                                       1987 to
                                                               Years ended November 30            November 30,
                                                      1998             1997              1996             1998
--------------------------------------------------------------------------------------------------------------
     Loss for the period                        $   (7,312)     $    (7,991)       $   (4,862)     $   (27,885)
     Items not involving cash:
         Amortization of capital assets and
           technology                                  236              199               196            2,081
         Loss on write-off of capital assets             6                -                 -               24
         Forgiveness of debt                             -                -                 -              (63)
         Services provided for
           common shares                                55              215               748            1,957
     Changes in non-cash working capital:
         Changes in inventory                         (243)               -                 -             (243)
         Changes in prepaid expenses
           and advances                                (23)             (52)              (16)             (77)
         Changes in accounts payable
           and accrued liabilities                     365              135               201              686
--------------------------------------------------------------------------------------------------------------
                                                    (6,916)          (7,494)           (3,733)         (23,520)
Financing:
     Shares issued for cash                          5,043            7,625             3,913           23,407
     Warrants exercised for cash                       253            1,621             4,539            6,957
     Options exercised for cash                         95              482               245            1,396
     Share issue costs                                (479)            (312)             (962)          (2,240)
     Issue of convertible debt                           -                -                 -              650
     Financing costs                                     -                -                 -              (28)
     Payable to related parties                          -                -                 -             (232)
--------------------------------------------------------------------------------------------------------------
                                                     4,912            9,416             7,735           29,910
Investing:
     Increase in capital assets                       (100)             (17)              (36)            (346)
     Increase in acquired technology                  (178)             (60)                -             (843)
     Purchase of marketable securities                   -           (7,028)                -           (7,028)
     Marketable securities' maturities               2,900                -                 -            2,900
--------------------------------------------------------------------------------------------------------------
                                                     2,622           (7,105)              (36)          (5,317)
--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------
                                                                                                   Period from
                                                                                                   December 1,
                                                                                                       1987 to
                                                               Years ended November 30            November 30,
                                                      1998             1997              1996             1998
--------------------------------------------------------------------------------------------------------------
Consolidated Statement of
Cash Flow (continued)
Increase (decrease) in cash
   and cash equivalents                                618           (5,183)            3,966            1,073

Cash and cash equivalents,
   beginning of period                                 455            5,638             1,672                -
--------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period        $    1,073      $       455        $    5,638      $     1,073
--------------------------------------------------------------------------------------------------------------
Supplementary disclosures:
Non-cash financing activity:
     Debt conversion                                     -                -                 -             (650)
     Shares issued on debt conversion                    -                -                 -              650
     Shares issued for services                         55              215               748            1,957
     Shares issued for technology                        -                -               324            2,799
--------------------------------------------------------------------------------------------------------------
                                                        55              215             1,072            4,756
--------------------------------------------------------------------------------------------------------------
Non-cash investing activity:
     Technology acquired for shares issued               -                -              (324)          (2,799)
--------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

VASOGEN INC.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of dollars)

Years ended November 30, 1998, 1997 and 1996

--------------------------------------------------------------------------------

Since December 1, 1987, the Company has been engaged in the research and commercial development of its proprietary platform medical technology for the treatment and prevention of disease. The Company has not had any commercial operations since that date. The financial information presented has been prepared on the basis that the Company is considered a development stage enterprise and accordingly, the statements of operations and deficit and cash flows reflect the cumulative amounts from December 1, 1987 to November 30, 1998.

1.     Significant accounting policies:

       These consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada, which, except as described in note 10, conform in all material respects with accounting principles generally accepted in the United States.


       (a) Principles of consolidation:


           These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Vasogen Ireland Limited, incorporated in 1998.


       (b) Cash equivalents and marketable securities:


           Cash equivalents and marketable securities held-to-maturity are stated at the lower of amortized cost or market.


       (c) Concentration of credit risk:


           Financial   instruments   potentially   exposing  the  Company  to  a
           concentration of credit risk consist principally of cash equivalents and marketable securities.


           Cash equivalents consist of certificates of deposit and Canadian government treasury bills having short-term maturities of 90 days or less from the date of purchase. Marketable securities include bonds issued by Canadian governments and corporations with varying maturities generally ranging between six months and sixteen months from the date of purchase and which are capable of prompt liquidation. Market value of these securities approximates cost.

       (d) Inventory:

           Inventory is carried at the lower of cost or net realizable value.

       (e) Capital assets:

           Capital assets are stated at cost and include testing equipment, computer equipment and leasehold improvements. Amortization is provided on a straight-line basis over five years. The Company regularly reviews the carrying values of its capital assets. If the carrying values of its capital assets exceed the amount recoverable, a write-down is charged to the statement of operations.

       (f) Acquired technology:

           Acquired technology representing the Company's platform medical device technology is stated at cost. This technology is amortized using the straight-line method over 20 years representing the period from the acquisition date to the expiry date of the technology's initial patent. On an on-going basis, management reviews the carrying value and amortization of the technology, taking into consideration any events and circumstances that might impair its value. The acquired technology is carried on the consolidated balance sheets at cost less accumulated amortization of $1,802,775 (1997 - $1,598,605).

       (g) Research and development:

           Research  costs  are  expensed  as  incurred.  Development  costs are expensed as incurred unless they meet the criteria under generally accepted accounting principles in Canada for deferral and amortization. The Company has not deferred any such development costs.

       (h) Foreign currency translation:

           The accounts of the Company's Irish subsidiary are translated into Canadian dollars using the temporal method. Monetary assets and liabilities are translated at the year end exchange rate, non-monetary assets and liabilities are translated at the historical exchange rate and revenues and expenses are translated at average exchange rates. Gains and losses arising from the translation of the financial statements of the Irish subsidiary are included in operations.

VASOGEN INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars)

Years ended November 30, 1998, 1997 and 1996

--------------------------------------------------------------------------------

1.     Significant accounting policies (continued):

       (i) Measurement uncertainty:

           The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

2. Cash and cash equivalents:

--------------------------------------------------------------------------------------------------------------
                                                                                    1998                  1997
--------------------------------------------------------------------------------------------------------------
       Cash                                                                     $  1,073               $     -
       Cash equivalents                                                                 -                  455
--------------------------------------------------------------------------------------------------------------
                                                                                $  1,073               $   455
--------------------------------------------------------------------------------------------------------------

3.     Marketable securities:
--------------------------------------------------------------------------------------------------------------
                                                                        One
                                                    One year      year plus                           Yield to
       1998                                         maturity     maturities          Total            maturity
--------------------------------------------------------------------------------------------------------------
       Canadian federal government bonds          $      100     $        -       $    100               3.62%
       Canadian provincial government
         bonds                                         3,107              -          3,107        3.70 - 5.03%
       Canadian corporate bonds                          598            323            921        5.00 - 5.75%
--------------------------------------------------------------------------------------------------------------
                                                  $    3,805      $     323       $  4,128
--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------
                                                                        One
                                                    One year      year plus                           Yield to
       1997                                         maturity     maturities          Total            maturity
--------------------------------------------------------------------------------------------------------------
       Canadian federal government bonds          $    1,282      $      96       $  1,378        2.92 - 3.55%
       Canadian provincial government
         bonds                                         4,386            119          4,505        2.69 - 3.79%
       Canadian corporate bonds                          321            824          1,145        5.00 - 6.94%
--------------------------------------------------------------------------------------------------------------
                                                  $    5,989      $   1,039       $  7,028
--------------------------------------------------------------------------------------------------------------

VASOGEN INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars)

Years ended November 30, 1998, 1997 and 1996

--------------------------------------------------------------------------------
4.     Acquired technology:

       In 1988, the Company entered into an agreement with Quarzlampenfabrik Dr. Muller GmbH & Co. KG ("Quarz") of Essen, Germany, which granted to the Company the sole, exclusive, irrevocable, unconditional, perpetual and royalty-free right and license to the Patents and Patent Applications owned by Quarz for proprietary platform medical device technology. The total consideration paid for the grant of all rights to the Company amounted to $3,078,301, of which $603,301 was paid in cash and $2,475,000 was paid in common shares of the Company.

       Effective January 31, 1996, the Company acquired from Quarz all right, title and interest in the technology industry patents and technical information formerly licensed from Quarz thereby allowing the Company to modify or further develop the technology. Quarz also entered into a non-competition and confidentiality agreement with the Company. In consideration for these agreements, the Company issued 270,000 common shares valued at $324,000; 100,000 common share purchase warrants entitling the holder to purchase 100,000 common shares at $1.20 per share; and a graduated royalty of 4% to 6% on sales incorporating the technology.

       During 1997, the Company negotiated an agreement providing it with the option to modify the royalty payments from the graduated rate of 4% to 6% to a rate of 1.5% on sales incorporating the technology with the maximum annual royalty so calculated not to exceed $1,300,000. The cost of the royalty buy-down is $715,000 payable from the proceeds of future financings completed by the Company prior to November 1, 1999, net of interim retainer fees of $10,000 per month. In 1997 and 1998, payments totalling $60,000 and $178,956 were made respectively. Should the Company elect not to make the full $715,000 payment, the royalty rate will revert to the original graduated rates.

VASOGEN INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars)

Years ended November 30, 1998, 1997 and 1996

--------------------------------------------------------------------------------

5.     Share capital:
       (a) Common shares, without par value; authorized - unlimited.
--------------------------------------------------------------------------------------------------------------
                                                                                                Period from
                                                                                                December 1,
                                                                                                   1987 to
                                                                                              November 30,
                                    1998                   1997                 1996                  1998
--------------------------------------------------------------------------------------------------------------
                          Number of              Number of             Number of            Number of
                           shares      Amount     shares       Amount   shares     Amount    shares     Amount
--------------------------------------------------------------------------------------------------------------
                      (In thousands)         (In thousands)          (In thousands)      (In thousands)
       Balance, beginning
         of year           23,331     $31,172     18,307     $ 21,541   10,057    $12,734     1,031    $ 1,213
       Issued for:
           Cash             2,882       5,043      3,064        7,625    3,557      3,913    15,079     23,407
           Services            33          55        115          215      632        748     1,324      1,957
           Technology           -           -          -            -      270        324     1,913      2,799
       Warrants exercised     228         253      1,352        1,621    3,397      4,539     5,422      6,957
       Options exercised      100          95        493          482      394        245     1,381      1,396
       Debt conversion          -           -          -            -        -          -       424        650
       Share issue costs        -        (479)         -         (312)       -       (962)        -     (2,240)
--------------------------------------------------------------------------------------------------------------
       Balance, end of year26,574     $36,139     23,331     $ 31,172   18,307    $21,541    26,574    $36,139
--------------------------------------------------------------------------------------------------------------

       (b) Stock options:
                                                                   1998               1997                1996
--------------------------------------------------------------------------------------------------------------
                                                                                (In thousands)
           Balance, beginning of year                             2,481              1,629               1,128
           Issued                                                   569              1,345                 895
           Exercised                                               (100)              (493)               (394)
           Expired or cancelled                                    (515)                 -                   -
--------------------------------------------------------------------------------------------------------------
           Outstanding, end of year                               2,435              2,481               1,629
--------------------------------------------------------------------------------------------------------------
           Exercisable, end of year                               2,285              1,793               1,179
--------------------------------------------------------------------------------------------------------------

            The exercise prices set must at least equal the fair value of the underlying common shares on the date of the grant. Each option granted allows the holder to purchase one common share. As at November 30, 1998, these options have exercise prices ranging from $0.50 to $2.30, generally vest over a maximum period of two years and expire over various dates to 2003.

VASOGEN INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars)

Years ended November 30, 1998, 1997 and 1996
--------------------------------------------------------------------------------

5.     Share capital (continued):

       (c) Warrants:
--------------------------------------------------------------------------------------------------------------
                                                                                1998         1997         1996
--------------------------------------------------------------------------------------------------------------
                                                             Warrants
                                                           issued for
                                            Warrants       financing/
                                          issued for       technology
                                            services      acquisition          Total        Total        Total
--------------------------------------------------------------------------------------------------------------
                                                                      (In thousands)
--------------------------------------------------------------------------------------------------------------
           Balance, beginning of year          1,965            2,760          4,725        4,078        5,348
           Issued                                235            2,303          2,538        2,182        2,128
           Exercised                             (50)            (178)          (228)      (1,352)      (3,397)
           Expired or cancelled                  (50)          (1,100)        (1,150)        (183)          (1)
--------------------------------------------------------------------------------------------------------------
           Outstanding, end of year            2,100            3,785          5,885        4,725        4,078
--------------------------------------------------------------------------------------------------------------
           Exercisable, end of year            2,100            3,785          5,885        4,585        4,078
--------------------------------------------------------------------------------------------------------------

            As at November 30, 1998, these warrants have exercise prices ranging from $0.50 to $3.05 and expire over various dates to 2003. Each warrant granted allows the holder to purchase one common share. Warrants issued for services are at values which approximate the market value of the services received.

       (d) Employment options:


            The following tables present information on employment options which include stock options and common share purchase warrants issued for employment compensation:

--------------------------------------------------------------------------------------------------------------
                                              1998                     1997                        1996
--------------------------------------------------------------------------------------------------------------
                                                  Weighted                  Weighted                  Weighted
                                                   average                   average                   average
                                                  exercise                  exercise                  exercise
                                      Number         price       Number        price         Number      price
--------------------------------------------------------------------------------------------------------------
                              (In thousands)             (In thousands)                  (In thousands)
           Outstanding, beginning
            of year                    4,445     $    1.43        3,444     $   1.08          1,678    $  0.85
           Issued                        804          1.25        1,745         1.84          2,345       1.15
           Exercised                    (150)         1.01         (744)        1.05           (579)      0.74
           Expired or cancelled         (565)         2.23            -                           -
--------------------------------------------------------------------------------------------------------------
           Outstanding, end of year    4,534     $    1.37        4,445     $   1.43          3,444    $  1.08
--------------------------------------------------------------------------------------------------------------

           Exercisable, end of year    4,385     $    1.35        3,618     $   1.31          2,994    $  1.06
--------------------------------------------------------------------------------------------------------------

As at November 30, 1998 there were 380,798 (1997 - 569,798) employment options available for grant.

VASOGEN INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars)

Years ended November 30, 1998, 1997 and 1996
--------------------------------------------------------------------------------
5.     Share capital (continued):

           Employment options outstanding and exercisable as of November 30, 1998 are as follows:

--------------------------------------------------------------------------------------------------------------
                                           1998 Employment                                     1998 Employment
                                       options outstanding                                 options exercisable
--------------------------------------------------------------------------------------------------------------
                                                                    Weighted-average
           Exercise                                                     remaining
           price                                    Number          contractual life                    Number
--------------------------------------------------------------------------------------------------------------
                                            (In thousands)                                      (In thousands)

           $  0.50 - 1.00                            1,570               1.0 - 3.5                       1,570
           $  1.01 - 1.39                            1,668               1.4 - 2.6                       1,643
           $  1.40 - 2.00                            1,101               1.0 - 4.5                         992
           $  2.01 - 2.64                              195               1.5 - 1.9                         180

--------------------------------------------------------------------------------------------------------------
                                                     4,534                     2.3                       4,385
--------------------------------------------------------------------------------------------------------------

6.     Fair value of financial instruments:

       The carrying values of cash, cash equivalents, marketable securities and accounts payable and accrued liabilities approximate their fair value due to the relatively short periods to maturity of the instruments.

7.     Income taxes:

       Under the Income Tax Act of Canada, certain expenditures are classified as Scientific Research & Experimental Development expenditures and are grouped into a pool for tax purposes which is 100% deductible in the year incurred. This expenditure pool can also be carried forward indefinitely and deducted in full in any subsequent year.

       The balance of the Scientific Research & Experimental Development expenditure pool at November 30, 1998 is approximately $5,887,000 (1997 - $3,687,000).

       The Company has also earned estimated investment tax credits ("ITCs") on Scientific Research & Experimental Development expenditures which will expire as follows:

--------------------------------------------------------------------------------------------------------------
       2007                                                                                             $   35
       2008                                                                                                440
--------------------------------------------------------------------------------------------------------------
                                                                                                        $  475
--------------------------------------------------------------------------------------------------------------

7.     Income taxes (continued):

       The parent Company has losses of approximately $10,028,000 available to reduce future taxable income, the benefit of which will be recognized in the accounts when realized. These tax losses expire as follows:

--------------------------------------------------------------------------------------------------------------
       2003                                                                                         $    3,555
       2004                                                                                              6,473
--------------------------------------------------------------------------------------------------------------
                                                                                                    $   10,028
--------------------------------------------------------------------------------------------------------------

       The Company's subsidiary, Vasogen Ireland Limited, has losses of approximately $2,576,000 available indefinitely to reduce future taxable income, the benefit of which will be recognized in the accounts when realized.

8.     Uncertainty due to the Year 2000 Issue:

       The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the Company, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

9.     Change in accounting policy:

       Prior to 1998, the Company did not amortize its acquired technology. Commencing in 1998, the Company is amortizing this technology using the straight-line method over 20 years. This change in accounting policy has been applied retroactively such that the carrying value of the acquired technology previously reported has been reduced by and the deficit increased by $1,802,775 and $1,598,605 as at November 30, 1998 and 1997,
       respectively, these amounts representing the accumulated amortization as at each year-end date; amortization expense, classified within research and development costs on the consolidated statements of operations and deficit, increased by $204,170, $186,370 and $180,915 for the years ended November 30, 1998, 1997 and 1996, respectively; cumulative amortization expense and the loss previously reported for the period from December 1, 1987 to November 30, 1998 increased by $1,802,775.


10. Differences between generally accepted accounting principles (GAAP) in Canada and the United States:

      The Company's consolidated financial statements are prepared in accordance with GAAP in Canada which differ in certain respects from those applied in the United States. The following tables present the impact of material differences between Canadian GAAP and GAAP in the United States on the Company's consolidated financial statements.

       (a) Consolidated statements of operations and deficit:

--------------------------------------------------------------------------------------------------------------
                                                                                                   Period from
                                                                                                   December 1,
                                                                                                       1987 to
                                                       Years ended November 30                    November 30,
                                               1998                1997               1996                1998
--------------------------------------------------------------------------------------------------------------
       Loss per Canadian GAAP             $  (7,312)         $   (7,991)         $  (4,862)        $   (27,885)

       Technology costs (i)                    (179)                (60)              (324)             (3,641)
       Technology amortization (i)              204                 186                181               1,803
       Non-employee stock options (ii)         (128)               (467)                 -                (595)
       Warrants issued to acquire
         technology (iii)                         -                   -                (61)                (61)
--------------------------------------------------------------------------------------------------------------
       Loss per United States GAAP        $  (7,415)         $   (8,332)         $  (5,066)        $   (30,379)
--------------------------------------------------------------------------------------------------------------
       Basic and diluted loss per share
         under United States GAAP         $   (0.29)         $   (0.39)          $   (0.40)
------------------------------------------------------------------------------------------
       Weighted average number of                         (In thousands)
         under United States GAAP            25,416              21,360             12,651
------------------------------------------------------------------------------------------

10. Differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

       (b) Consolidated balance sheets:

--------------------------------------------------------------------------------------------------------------
                                                         1998                                 1997
--------------------------------------------------------------------------------------------------------------
                                                                   United                               United
                                                 Canada            States           Canada              States
--------------------------------------------------------------------------------------------------------------
       Acquired technology (i)              $     1,838       $         -       $    1,864         $         -
       Share capital (ii) (iii)                  36,139            36,795           31,172              31,700
       Deficit, end of period (i) (ii) (iii)    (29,395)          (31,889)         (22,083)            (24,474)
       Deficit accumulated during
         development stage (i) (ii) (iii)       (27,885)          (30,379)         (20,573)            (22,964)
--------------------------------------------------------------------------------------------------------------

       (i) Canadian GAAP permits the capitalization and amortization of acquired technology costs. Under United States GAAP, such acquired technology costs are charged to expense. At the acquisition date, the technological feasibility of this technology had not yet been established and had no future alternative uses.

       (ii) In 1996, Financial Accounting Standards Board Statement of Financial Accounting Standards (SFAS No. 123) "Accounting for Stock Based Compensation" was issued and requires the recording of compensation costs for stock options issued after December 15, 1995 to non-employees, such as members of the Scientific Advisory Board and Business Advisory Board, at fair value. The fair value of the non-employee stock options granted in 1998 has been estimated at the date of grant using the Black-Scholes option pricing model based on the assumptions set out in note 10(e). There was no increase in the loss for 1996 because the amounts so determined were immaterial.

            For purposes of measuring compensation cost under United States GAAP, the Company has applied the provisions of APB Opinion No. 25 in accounting for stock options and common share purchase warrants issued for employment compensation ("employment options"). Under this method compensation cost is measured consistently with the approach used under Canadian GAAP and accordingly no compensation expense has been recognized.

       (iii)In 1996, 100,000 common share purchase warrants were issued as part of the technology acquisition consideration (note 4). United States GAAP requires these acquired technology costs to be recorded in an amount approximating the fair value of the warrants issued, estimated at their grant date using the Black-Scholes option pricing model based on the assumptions similar to those disclosed in note 10(e).

VASOGEN INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars)

Years ended November 30, 1998, 1997 and 1996
--------------------------------------------------------------------------------
10. Differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

       (c) Consolidated statements of cash flows:

           On August 1, 1998, the Company adopted the new CICA Handbook Standard on cash flow statements which closely aligns Canadian and United States accounting policies resulting in the following reconciling items in 1998; the change has had no significant effect on the statements of changes in financial position in 1997 and 1996:

           Cash  from   operations   under  United   States  GAAP  includes  the
           adjustments (i), (ii) and (iii) to the loss for the period.

           Cash used in investing activities under United States GAAP excludes amounts representing acquired technology (adjustment (i)).

       (d) Income taxes:

           Under Canadian GAAP, deferred tax assets resulting from the benefit of loss carryforwards are recognized only when there is virtual certainty that the losses will be utilized.

           United States GAAP requires that deferred income taxes be accounted for under the liability method whereby deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. A valuation allowance against the net deferred tax debits may be provided due to the uncertainty of realization.


           The Company has determined that there is no material difference in the net deferred income tax position of the Company recognized under United States GAAP as any deferred taxes initially recognized are fully offset by a valuation allowance. Management has provided a valuation allowance equivalent to the gross deferred tax asset given the nature of the Company's activities and uncertainty that it will generate sufficient income for tax purposes to utilize these losses in the carryforward period.

VASOGEN INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars)

Years ended November 30, 1998, 1997 and 1996
--------------------------------------------------------------------------------

10. Differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):


           The approximate tax effect of the Company's temporary difference and losses carryforward which give rise to the Company's deferred tax asset are as follows:

--------------------------------------------------------------------------------------------------------------
                                                                         Years ended November 30
                                                                 1998               1997                  1996
--------------------------------------------------------------------------------------------------------------
           Unclaimed technology costs                       $   2,413           $  1,544            $    1,516
           Loss carryforwards                                   4,368              7,692                 4,452
--------------------------------------------------------------------------------------------------------------
           Gross deferred tax asset                             6,781              9,236                 5,968
           Valuation allowance                                 (6,781)            (9,236)               (5,968)
--------------------------------------------------------------------------------------------------------------
           Net deferred tax asset                           $       -           $      -            $        -
--------------------------------------------------------------------------------------------------------------

       (e) Stock-based compensation:

           The fair value of the employment options and non-employee options has
           been   estimated  at  the  date  of  grant  or  re-issue   using  the
           Black-Scholes option pricing model under the following assumptions:

--------------------------------------------------------------------------------------------------------------
                                                                       1998             1997              1996
--------------------------------------------------------------------------------------------------------------
           Weighted-average risk free interest rate                  5.54%           6.71%              6.00%
           Dividend yield                                            0.00            0.00               0.00
           Volatility factor of the expected market
              price of the Company's common shares                   0.90            0.90               0.90
           Weighted-average expected life of the
              employment options                                   2 years         2 years           2 years
--------------------------------------------------------------------------------------------------------------

            The  resulting  weighted-average,   grant-date  fair  value  of  the
            employment options and non-employee options issued in 1998 was $0.88 (1997 - $0.97).

VASOGEN INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars)

Years ended November 30, 1998, 1997 and 1996
--------------------------------------------------------------------------------

10. Differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):


           While SFAS No. 123 does not require the recording of compensation cost for stock options issued to employees at fair value, it does require disclosure of pro forma net income and earnings per share information as if the Company had accounted for employment options issued in 1998, 1997 and 1996 under the fair value method, as follows:

--------------------------------------------------------------------------------------------------------------
                                                                 1998               1997                  1996
--------------------------------------------------------------------------------------------------------------
                                                                           (Unaudited)

           Loss for the year                               $   (7,415)      $     (8,332)          $    (5,066)
           Compensation cost - employees                         (665)              (797)               (1,110)
--------------------------------------------------------------------------------------------------------------
           Pro forma loss for the year                     $   (8,080)      $     (9,129)          $    (6,176)
--------------------------------------------------------------------------------------------------------------
           Pro forma loss per share                        $    (0.32)      $      (0.43)          $     (0.49)
--------------------------------------------------------------------------------------------------------------

           The effects of applying SFAS No. 123 to calculate compensation cost in 1998, 1997 and 1996 may not be representative of the effects on pro forma net income in future periods.

       (f) Recent accounting pronouncements:

           During 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 130 "Reporting Comprehensive Income". This pronouncement, which is solely a financial statement presentation standard, requires the Company to disclose non-owner charges included in equity but not included in net earnings. These charges include the fair value adjustment to certain cost-based investments, the foreign currency translation adjustments, and the minimum pension liability adjustment. The Company will be required to implement SFAS No. 130 for its fiscal year ending November 30, 1999. The Company expects the adoption of SFAS No. 130 will have no material impact on its financial position, results of operations or cash flows.


           In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 established methods of accounting for derivative financial instruments and hedging activities related to those instruments as well as other hedging activities. The Company will be required to implement SFAS No. 133 for its fiscal year ending November 30, 1999. The Company expects the adoption of SFAS No. 133 will have no material impact on its financial position, results of operations or cash flows.

VASOGEN INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of dollars)

Years ended November 30, 1998, 1997 and 1996
--------------------------------------------------------------------------------

10. Differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

           In April 1998, the AICPA issued SOP 98-5, "Reporting on the Costs of Start-Up Activities". SOP 98-5 requires that all start-up costs related to new operations must be expensed as incurred. In addition, all start-up costs that were capitalized in the past must be written off when SOP 98-5 is adopted. The Company will be required to implement SOP 98-5 for its fiscal year ending November 30, 1999. The Company expects that the adoption of SOP 98-5 will have no material impact on its financial position, results of operations or cash flows.

11.    Subsequent events:

       (a) Private placement:

           Subsequent to year end, the Company raised $1,625,000 from a private placement of 1,300,000 common shares at a price of $1.25 per common share.

       (b) Public offering of common shares:

           Pursuant to a preliminary prospectus dated February 24, 1999, the Company is offering 5,290,000 common shares, issuable without additional payment upon the exercise of 5,290,000 special warrants previously issued by the Company during February 1999 pursuant to prospectus exemptions. The Company raised $8,199,500, before offering costs, from the special warrants placement. Each special warrant entitles the holder thereof to acquire one common share.

           The Company has also granted the underwriters 250,000 brokers' special warrants exercisable for no additional consideration to acquire compensation options. Each compensation option is exercisable to acquire one common share at an exercise price of $2.00 per share for a period of eighteen months following February 22, 1999.