Form 20-F
period 1999-11-30
VASOGEN INC
filed 2000-05-18
CIK 1042018

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common shares as of the close of the period covered by the annual report - 35,591,912 shares outstanding

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X . No .

Indicate by check mark which financial statement item the Registrant has elected to follow. Item 17 . Item 18 X .

PART I

Item 1.  Description of Busines(1).
-----------------------------------

General

         Vasogen Inc., which together with its subsidiaries, is hereinafter referred to as the "Company" or the "Corporation" or "Vasogen" is focused on the development and commercialization of its immune modulation therapies for the treatment of human disease. Delivered by a medical device technology, these therapies utilize components derived from a patient's own blood which are believed to down-regulate or inhibit destructive inflammatory processes involved in a number of major diseases. In collaboration with independent, international biomedical research centres, the Company has immune modulation therapies in development for the prevention and treatment of inflammatory disorders including atherosclerosis, congestive heart failure, autoimmune diseases, and for the prevention or amelioration of ischemia/reperfusion injury. Vasogen is also developing a process for treating donor T cells to prevent graft-versus-host disease ("GvHD"), a life-threatening complication of bone marrow transplantation.

         Delivered by a platform medical device technology, Vasogen's therapies are designed to target fundamental disease-causing processes while causing fewer side effects than current therapies. The Company has an active research and development program for new products and for the advancement of existing products. The Company controls the development and manufacture of its technologies for use in pre-clinical and clinical research and continues to advance its product development program to support future commercial scale production. Patent applications are filed by the Company to protect its products and processes. Confidentiality agreements are used to protect against improper use and disclosure of the Company's confidential information. The Company's policy is to file patent applications to protect inventions, technology, and improvements that are important to the development of its business and with respect to the application of its therapies to the treatment of a number of disease indications. The Company currently has five issued patents and fourteen patent applications.

         The Company intends to commercialize its therapies through licensing agreements with established healthcare companies. To date, the Company has received no revenues from any of its product lines.

         For the two fiscal years ended November 30, 1999 and 1998, the Company spent a total of $4,672,486 Cdn(2) and $4,656,643 Cdn., respectively, on research and development.

------------------
(1)  See Glossary on pages 19-20 for terms used throughout this Annual Report.

(2) Unless indicated otherwise, all references in this Annual Report are expressed in Canadian dollars. The following table sets forth the exchange rates for one Canadian dollar expressed in terms of one U.S. dollar for the past five years.


                  Average             Low - High            Year End

1995               .7305            .7023 - .7527             .7323
1996               .7332            .7140 - .7472             .7301
1997               .7223            .7020 - .7487             .7020
1998               .6743            .6311 - .7123             .6523
1999               .6705            .6441 - .6912             .6788

         The exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

         At March 27, 2000, one Canadian dollar, as quoted by National Bank at 9:00 a.m., for foreign exchange cash selling rates was $0.6838 in U.S. dollars.

Corporate History
-----------------

         Vasogen Inc. ("Vasogen" or the "Company") was incorporated under the Business Corporations Act (Ontario) by articles of incorporation dated January 10, 1980, as amended by articles of amendment dated September 19, 1985, June 15, 1988, and April 21, 1994, and was continued under the Canada Business Corporations Act by Certificate and Articles of Continuance dated August 9, 1999. The Company has one wholly-owned subsidiary, Vasogen Ireland Limited, a company incorporated under the laws of Ireland, which is the holder of the Company's technology.

Immune Modulation Therapy
-------------------------

         Immune modulation therapies utilize components derived from a patient's blood that are believed to down-regulate or inhibit the destructive immune processes involved in a number of major diseases. These therapies are designed to target fundamental disease-causing processes, with fewer side effects, than current therapies. The administration of these therapies involves the withdrawal of a small sample of a patient's blood, the subsequent processing of the patient's blood and the administration of the processed blood to the patient. The procedure can be performed in 30 minutes. A course of therapy involves a series of these 30-minute procedures administered on an outpatient basis.

Delivery Technology
-------------------

         The Company is developing medical device technologies for the delivery of immune modulation therapies and for the processing of donor T cells. These medical devices are designed to apply a number of physicochemical stress factors to a sample of a patient's own blood or donor T cells. The current systems employ a single use disposable unit, which contains the patient's blood or donor T cells during processing.

Products
--------

         Vasogen's research program is focused on the development of products to address significant market opportunities as described below. Immune modulation therapies currently in development include: VasoCare(TM) therapy for the treatment of atherosclerosis, VAS971 for the prevention or amelioration of ischemia/reperfusion injury, VAS972 for the treatment of autoimmune disease, and VAS991 for the treatment of congestive heart failure. The Company is also developing VAS981 for treating donor T cells to prevent GvHD. Each of these therapies (VasoCare(TM), VAS971, VAS972, VAS981, VAS991) involve the application of a specific combination of physicochemical stress factors to a patient's blood or donor T cells using the medical devices developed by the Company.

VasoCare(TM) Therapy and Atherosclerosis
----------------------------------------

         VasoCare(TM) therapy is being developed for the treatment and prevention of atherosclerosis, the most common underlying cause of cardiovascular disease. Cardiovascular disease is the leading cause of death and disability in the western world. The disease (atherosclerosis) generally results in narrowing of the arteries, which leads to heart attack, stroke, and the symptoms of peripheral vascular disease. The Company has received European regulatory approval for VasoCare(TM) therapy for the treatment of peripheral vascular disease.

         Atherosclerosis is characterized by the build-up of fat-containing plaque within blood vessel walls, which leads to progressive narrowing of arteries, particularly common in the coronary circulation. In the United States alone, 13.9 million people suffer from coronary heart disease while another 4 million people suffer from stroke (American Heart Association website. Cardiovascular Disease Statistics - www.americanheart.org).

         A key factor in the initiation of atherosclerotic plaque formation is believed to be damage to and dysfunction of the endothelial cells that line blood vessel walls. Endothelial cells exposed to injury become "sticky" through up-regulation or stimulation of adhesion molecules (Anderson et al. 1995. Systemic nature of endothelial dysfunction in atherosclerosis. American Journal of Cardiology 75: 71B-74B). This causes leukocytes to adhere and migrate through the endothelium, a process accompanied by the release of cytokines and other inflammatory mediators that cause further endothelial dysfunction. Endothelial dysfunction further enhances the ability of LDL cholesterol to migrate into the blood vessel wall and the presence of the oxidized LDL molecules in the wall of the blood vessel is, in turn, one factor that attracts the leukocytes to the site. However, elevated blood cholesterol levels only occur in about one-half of patients with atherosclerosis.

         Researchers now generally agree that there is a significant inflammatory component in atherosclerosis and there is considerable experimental evidence of pro-inflamatory T-cells in plaque, even at the earliest stages of development. Inflammation processes appear to play an important role in the progression of the atherosclerotic process referred to as atherogenesis. Inflammation may also be associated with plaque instability and lead to plaque rupture, resulting in thrombosis and the severe clinical consequences such as myocardial infarction (heart attack) and stroke.

         Vasogen is initially developing VasoCare(TM) therapy for the treatment of peripheral vascular disease ("PVD"), a serious form of atherosclerosis that affects an individual's extremities, particularly the legs and feet. An estimated 5.6 million people in North America and Europe suffer from the disease. PVD results in leg pain when walking, progresses to pain at rest and, in approximately 25 percent of patients, requires expensive medical intervention such as balloon angioplasty, surgical bypass graft, or amputation (Tooke and Lowe. A Textbook of Vascular Medicine. Oxford University Press Inc. New York.
164). Management estimates that surgery for PVD costs healthcare systems in North America and Europe in excess of ten billion dollars annually.

         VasoCare(TM) therapy is being developed for PVD patients primarily as a therapy to prevent or reverse progression of atherosclerosis, the underlying cause of the disease, thereby reducing symptoms and thus the need for surgical intervention. As well, VasoCare(TM) therapy may increase plaque stability, thus potentially reducing the cardiovascular complications associated with PVD. The therapy may also improve walking distance, reduce pain and improve quality of life.

         During 1998 and 1999, Vasogen completed pre-clinical studies in a standard animal model of atherosclerosis directed by Dr. Duncan Stewart, Head of the Division of Cardiology, St. Michael's Hospital at the University of Toronto. The results showed a substantial and significant (p<0.05) reduction in plaque area in VasoCare(TM)-treated animals. Based on these results, the Company filed certain patent applications with the United States Patent Office in respect of preventing and reversing atherosclerosis.

         One key factor in the initiation of atherosclerotic plaque formation is believed to be a dysfunction of the endothelial cells that line the blood vessel walls. In 1999, Vasogen completed a double blind placebo-controlled clinical study at the University of Lund, Sweden under the direction of Dr. Lars
Edvinson, Department of Internal Medicine, on 18 patients with peripheral arterial occlusive disease. In this study, the rate of recovery of skin blood flow was measured following occlusion with a blood pressure cuff. The results showed a significant increase in blood flow recovery (p<0.05, paired t-test) in the VasoCare(TM)-treated patients. There were no reports of significant adverse side effects associated with VasoCare(TM)

         An initial open clinical study at the Bristol Royal Infirmary, University of Bristol, U.K., was completed on patients with PVD and intermittent claudication (severe leg pain upon walking). As a group, the patients in this study experienced a significant increase in their pain-free walking distance after receiving VasoCare(TM) therapy and maintained this improvement for a minimum of six weeks after therapy. Some patients continued to show an improvement after six months. On the basis of this study, the Company initiated a controlled randomized double-blind clinical study in PVD at the Universities of Bristol and Dundee, U.K. in 1998. This study has been fully enrolled.

The Company has also conducted research into Raynaud's disease. Patients with Raynaud's suffer a wide range of symptoms from mild cold intolerance to severe and disabling pain in the fingers and toes on exposure to cold, loss of feeling in the extremities, digital skin ulcers, and, in some cases, gangrene leading to amputation. During 1996, based on results from a pilot study conducted at the University of London, the Company conducted a double blind, placebo controlled study in 38 Raynaud's disease patients at the University of Dundee, Scotland, under the direction of Professor J.J. F. Belch. Primary Raynaud's is a seasonal disease, the symptoms of which are brought on by exposure to cold. Accordingly, trials into Raynaud's disease must be conducted during the winter months. In 1997, Dundee experienced an unexpectedly early spring, with the average maximum temperature in March reaching 11(degree)C, 34% warmer than the 30 year average. For this reason, for the analysis of the results, the patients enrolled in the trial were split into two groups - those who had completed the trial before the warm weather set in and those who had not. Of the sixteen patients who received treatment prior to the onset of warm weather, nine received VasoCare(TM) therapy and seven received placebo treatment. In the VasoCare(TM)-treated group, there was a 51% improvement in the severity of patients' symptoms. The improvement in the VasoCare(TM) -treated group was double that of the 24% improvement reported in the group who received a placebo treatment. The level of improvement in the placebo group was consistent with the placebo effect reported in other Raynaud's trials. The second group of Raynaud's patients in the Dundee trial, as expected, appeared to benefit from the warmer weather, with both the treated and placebo groups showing a similar improvement in their symptoms. There were no reports of significant adverse side effects associated with VasoCare(TM) therapy.

VAS971 and Pre-conditioning against Ischemia Reperfusion Injury
---------------------------------------------------------------

         VAS971 is being developed for the prevention or amelioration of ischemia/reperfusion injury during major vascular surgery. Each year, more than 500,000 major vascular surgical procedures are performed in North America and Europe (1. Espicom. Medical Markets of Western Europe. West Sussex, UK: Espicom Business Intelligence Publications Limited, 1997 and 2. Health Care Costs and Utilization Project. HCUP-3 Nationwide Inpatient Sample Release 3 for 1994. Hyattsville, MD: US Department of Health and Human Resources, 1996). During these procedures, the blood supply to major organs is often interrupted, resulting in injury to the organs. This is known as ischemia/reperfusion ("I/R") injury. Ischemia is a lack of blood flow; reperfusion is the return of blood flow. Ischemia and reperfusion cause damage to organs and tissues, which is documented to result from an inflammatory response mediated by cytokines. (Daemen, MARC et al (1999) Involvement of endogenous interleukin-10 and tumor necrosis factor-alpha have been implicated in renal ischemia-reperfusion injury. Transplantation 67: 792-800)

         Three surgical interventions that result in I/R injury are coronary artery bypass graft ("CABG") procedures, abdominal aortic aneurysm ("AAA") repair surgery and thoracic abdominal aortic aneurysm ("TAA") repair surgery. Vasogen is initially developing VAS971 to prevent organ damage in patients who undergo TAA repair surgery. A thoracic aortic aneurysm is a weakness or bulge in the wall of the upper part of the aorta, which, if not repaired, could lead to blood vessel rupture and death from internal bleeding. It is estimated that more than 10,000 TAA repairs are performed annually in North America and Europe at an average cost of $71,000 per procedure (Rice et al. Financial impact of thoraco abdominal aneurysm repair. 1993 American Journal of Surgery 166:186-190). If the Company's efforts with respect to TAA repairs are successful, the Company intends to pursue expansion into other markets such as AAA or CABG.

         TAA repair surgery poses significant perioperative risk, requiring the aorta to be clamped for up to one hour, cutting off blood flow and potentially causing I/R injury to the kidneys, bowel, liver and spinal cord. As well, because of the major nature of the surgery and the fact that most patients have underlying generalized vascular disease, cardiac, pulmonary, and cerebral complications are common. Management estimates that TAA surgery results in a major complication rate of approximately 42% and death in approximately 7% of cases and that long-term direct healthcare costs resulting from complications associated with the TAA repair procedure exceed $30,000 per patient, on average.

         Based on pre-clinical studies to date, treatment with VAS971 prior to surgery could have a significant effect in reducing ischemia/reperfusion injury during major surgery, considerably reducing morbidity and mortality. Using two different animal models, Vasogen has shown that pre-treatment with VAS971 causes a significant reduction in I/R injury to the kidney by reducing the level of I/R injury-induced cell death in this organ. Data confirming the ability of VAS971 to provide protection against the damaging effects of I/R injury was presented at the VIIth Annual Scientific Meeting of La Societe Quebecoise d'hypertension arterielle, held in Quebec City in January, 1999. The results presented were based on studies carried out by Dr. Huifang Chen of the Research Centre of the University of Montreal ("CHUM") in a standard large animal model of I/R-induced kidney failure. Dr. Chen's findings confirmed earlier studies performed by Dr. Johanne Tremblay of CHUM, described below, which were presented at the Third International Congress of Pathophysiology, Lahti, Finland, in June 1998.

         Using an animal model system in which a balloon catheter is inserted into the thoracic aorta and inflated to occlude the blood flow - to mimic TAA surgery-VAS971 was shown to reduce subsequent damage to both liver and to skeletal muscle. These results, obtained in 1999 by Dr. Chen, demonstrate that the organ protection effected by VAS971 can extend to other organs in addition to the kidney.

         Dr. Chen's and Dr. Tremblay's research has also focused on the effect of VAS971 on the mechanism of protection against cell death the ultimate result of I/R injury. It is now known that impaired function of the mitochondria, the structures on which cells depend for energy and survival, is a sign of impending apoptosis, a common form of cell death. The results of these new studies demonstrate that VAS971 improves the retention of mitochondrial integrity subsequent to ischemic damage, thus enhancing cell survival after I/R injury.

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

         In Dr. Tremblay's experiments, the degree of cell death by apoptosis was measured by DNA laddering. The degree of DNA laddering correlates with the amount of apoptosis in a tissue. The results showed that there was a lower level of DNA laddering (by 60%, P<0.05) in the kidney 12 hours following ischemia reperfusion in VAS971-treated animals compared to controls. These results confirm a lower level of apoptosis in animals receiving VAS971 therapy before surgery.

         During 1997, a research team led by Dr. Johanne Tremblay of CHUM, demonstrated that VAS971 reduces several responses to stress in an animal model of human essential hypertension. Experiments showed that VAS971 resulted in a significant improvement in the response to psychological stress as measured by reductions in stress-induced increases in diastolic blood pressure, heart rate, and body temperature (p < 0.0001 in each case). It was also shown that following surgery for implantation of telemetry monitors, elevated body temperature returned to normal significantly more rapidly in the VAS971 - treated group (p < 0.002).

         Vasogen has recently commenced a clinical study at Baylor College of Medicine in patients undergoing TAA repair. Success in the TAA repair indication could also lead to the commercial development of VAS971 for other major vascular surgery indications, including abdominal aortic aneurysm repair and coronary artery bypass graft surgery, where the incidence of I/R related injury is significant.

VAS972 and Autoimmune Disease
-----------------------------

         VAS972 is being developed for the treatment of autoimmune disease. Autoimmune diseases affect over 80 million people throughout the world. Many autoimmune diseases are characterized by an imbalance between the different types of T cells, the pro-inflammatory Th1 cells and the regulatory Th2 type of cells. In certain autoimmune diseases, including rheumatoid arthritis, scleroderma and psoriasis, there is a relative increase in Th1 cells. The Company is focusing development of VAS972 on Th1-driven autoimmune diseases, particularly rheumatoid arthritis and psoriasis.

         Rheumatoid arthritis (RA) is a progressive and destructive autoimmune disease in which the body's immune system attacks the joints. The prevalence of RA is estimated to be one percent of the population over the age of 16 years, with a total prevalence in Europe and North America of approximately 5.4 million people (Jacobsen et al. Epidemiology and estimated population burden of selected autoimmune diseases in the United States. 1997 Clinical Immunology and
Immunopathology. 84(3): 223-243). As the disease progresses, chronic inflammation irreversibly erodes cartilage, bone, the articular capsule, and ligaments, resulting in swelling, pain, and eventual destruction of the joint. Progression of damage can lead to profound disability, chronic pain, and an increased risk of premature death. The economic impact of RA is significant with annual direct medical costs per RA patient ranging from $US3, 300-$US3,800 (Gabriel et al. 1997. Direct medical costs unique to people with rheumatoid arthritis, 1997 Journal of Rheumatology 24: 719-725).

         Psoriasis is also believed to be a Th1-driven autoimmune disease. This chronic disease affects the skin and is characterized by scaling and inflammation. Scaling occurs when cells in the outer layer of skin reproduce faster than normal and pile up on the skins surface. People with psoriasis may suffer discomfort, restricted motion of joints, and emotional distress. Psoriasis affects an estimated two percent of the population, or more than 10 million people in North America and Europe. Approximately five to ten percent of people with psoriasis develop psoriatic arthritis, a joint inflammation that produces symptoms of arthritis. Annual treatment costs for psoriasis patients are estimated to aggregate $US 1.6 to 3.2 billion in the United States (American Autoimmune Related Diseases Association Inc. website - www.aarda.org, National Psoriasis Foundation website).

         During 1997, preliminary clinical studies at the University of Toronto on patients with the autoimmune disease scleroderma indicated a significant (p < 0.05) reduction in the proportion of Th1 to Th2 T cells in the blood following treatment with VAS972. This research provided initial evidence indicating how VAS972 may modulate the immune system and suggests the potential of the therapy for the treatment of inflammatory and autoimmune conditions.

         Vasogen believes that the increase in the proportion of Th2 cells to Th1 cells observed following the administration of VAS972 seen in patients with the autoimmune disease scleroderma suggest that the therapy leads to the production of inhibitory cytokines and to a down-regulation or inhibition of the autoreactive immune responses. The potential ability of VAS972 to down-regulate or inhibit these destructive processes could provide significant long-term therapeutic benefit in patients with autoimmune disease.

         Based on these findings, the Company has initiated a series of pre-clinical studies in models of autoimmune/inflammatory disease at the University of Toronto. A significant reduction (by 45-50%, p<0.05) in ear swelling in the contact hypersensitivity response, a known Th1-mediated inflammatory reaction, has been measured in animals treated with VAS972.

These results have supported the successful regulatory application to conduct a double blind placebo-controlled clinical study in psoriasis, which has commenced at the Sunnybrook and Women's College Health Sciences Centre, University of Toronto, under the direction of Dr. Daniel Sauder, Chief of Dermatology.

VAS981 and Graft-versus-Host-Disease
------------------------------------

         VAS981  is  being   developed   for   treating   T  cells  to   prevent
Graft-versus-Host Disease, a life-threatening complication of bone marrow transplantation. During curative treatment for malignancies of the blood, such as leukemia, patients undergo high doses of chemotherapy and radiotherapy, which severely damage the bone marrow. Bone marrow can be replaced through a procedure known as bone marrow transplantation ("BMT"). GvHD is a life-threatening complication of BMT. It occurs when T cells in the donated marrow (graft) identify cells of the recipient's body (host) as foreign and attack them. The disease causes symptoms related primarily to the skin, bowel, and liver of the recipient.

         The ability to treat the donor T cells to prevent GvHD could have major beneficial implications for the treatment of certain forms of cancer by increasing the number of patients who could become candidates for life saving BMTs. The economic impact of GvHD is also significant, with treatments for severe GvHD complications costing upwards of $US 40,000 per affected patient (Weeks et al. The true cost of bone marrow transplantation. (1997 American Journal of the Medical Sciences 314(2): 101-112). Unless a suitably matched donor (HLA identical twin) can be found, bone marrow transplantation is accompanied by GvHD, when lymphocytes present in the bone marrow graft attack the tissues of the immunologically incompatible patient.

         Vasogen is developing VAS981 for patients with malignancies who could potentially be treated with a bone marrow transplant. The therapy is anticipated to decrease the severity and incidence of GvHD and provide a clinically effective process to allow a parent or sibling to donate bone marrow. This latter benefit could result in a significant increase in the potential number of bone marrow transplants.

         The Company has completed the first stage of pre-clinical studies in GvHD at the Ontario Cancer Institute and the Sunnybrook Health Sciences Centre, University of Toronto under the direction of Dr. David Spaner, using experimental animal systems, which introduce incompatible bone marrow stem cells into unrelated hosts. These studies have demonstrated the ability of VAS981 therapy to markedly decrease the incidence and severity of GvHD in these model systems. Parallel laboratory studies on human T cells have also been completed. Based on the results of this work, certain patent applications pertaining to methods of alleviating GvHD have been filed in various jurisdictions.

         The Company has received ethics committee approval and Health Canada approval to initiate a clinical study to use VAS981 to process donor T cells prior to their infusion as part of the treatment of serious leukemia/lymphoma patients requiring bone marrow transplants. This study will be directed by Dr Hans Messner, Director of the Bone Marrow Transplant Programme, Princess Margaret Hospital, University of Toronto.

VAS991 and Congestive Heart Failure
-----------------------------------

         Nearly five million Americans suffer from congestive heart failure ("CHF") and its prevalence is increasing at ten percent per year, primarily due to the aging population, as well as improved long-term survival in heart disease patients. CHF occurs when the pumping function of the heart is insufficient to meet the body's demand for oxygen and other nutrients. With prolonged inadequate blood supply to vital organs and voluntary muscles, a number of compensatory mechanisms develop initially, leading to salt and water retention, worsening heart function, and eventually symptoms of shortness of breath, fatigue, and swelling of the legs. The condition is usually progressive, becomes irreversible, and ultimately results in death.

         CHF is now recognized to be a systemic disorder characterized by a number of factors including: generalized dysfunction of the endothelial cells lining blood vessels, inflammation secondary to immune activation of the Th1 cell type, and an increased death rate of heart muscle cells by the apoptotic cell death process. Vasogen's immune modulation therapies have been shown experimentally to have a beneficial impact on each of these pathological processes.

         The Company has received FDA approval for a placebo-controlled, double-blind clinical trial and plans are underway to initiate this trial at two U.S. cardiovascular centres: The Cleveland Clinic, under the direction of Dr. James Young, Medical Director of the Kaufman Center for Heart Failure; and Baylor College of Medicine, under the direction of Dr. Guillermo Torre, Medical Director of the Heart Transplant Service.

Competitive Environment
-----------------------

         The pharmaceutical, medical device, and biotechnology industries are characterized by rapidly evolving technology and intense competition. Many companies, including major pharmaceutical as well as specialized biotechnology companies, are engaged in activities focused on similar medical conditions as those targeted by the Company. Many of these companies have substantially greater financial and other resources, larger research and development staff, and more extensive marketing and manufacturing organizations than the Company. Many of these companies have significant experience in pre-clinical testing, human clinical trials, product manufacturing, marketing and distribution, and other regulatory approval procedures. In addition, colleges, universities, government agencies, and other public and private research organizations conduct research and may market commercial products on their own or through joint ventures. These institutions are becoming more active in seeking patent protection and licensing arrangements to collect royalties for use of technology that they have developed. These institutions also compete with the Company in recruiting and retaining highly qualified scientific personnel.

Intellectual Property
---------------------

         Because of the substantial length of time and expense associated with developing new products, the pharmaceutical, medical device, and biotechnology industries place considerable importance on obtaining patent protection for new technologies, products and processes. The Company's policy is to file patent applications to protect inventions, technology and improvements that are important to the development of its business and with respect to the application of its therapies to the treatment of a number of disease indications. The

Company seeks patent protection in various commercial jurisdictions of the world; for example, the Company currently has five issued patents and fourteen patent applications pending. The issued U.S. patents relate to a device for processing blood (1990), an ozone generator (1996), a method for inhibiting the aggregation of blood platelets (1997), a method of increasing the concentration of nitric oxide in a human (1998) and the treatment of autoimmune disease
(1999). The Company will continue to seek intellectual property protection for its technology as appropriate.

         The Company requires its employees, consultants, members of the Scientific Advisory Board, outside scientific collaborators, and sponsored researchers to enter into confidentiality agreements with the Company that contain assignment of invention clauses. These agreements provide that all confidential information developed or made known to the individual during the course of the individual's relationship with the Company is to be kept confidential and not disclosed except in specific circumstances.

Manufacturing
-------------

         The Company's medical device technologies for the delivery of immune modulation therapies and for the processing of donor T cells are designed and manufactured under the Company's quality system, which is registered to ISO9001 and EN46001. These quality system registrations are necessary to support regulatory approvals (see "Government Regulation"). For entry into the U.S. market, the Company's quality system is being modified as necessary to conform to Quality System Regulations (QSR) and other regulatory requirements (see "Government Regulation").

         The manufacture and testing of the Company's medical device technologies are currently subcontracted to suppliers and managed by Vasogen. The technology consists of medical device systems that are designed to apply a number of physicochemical stress factors to a sample of a patient's own blood or donor T cells. The systems employ a single-use disposable vessel, which contains the patient's blood or donor T cells during treatment. Vasogen currently relies upon a single subcontractor for the disposable blood containers and a single subcontractor for the medical device system. Both subcontractors operate quality systems in accordance with ISO9001/EN46001 requirements. In addition, the Company's subcontractor for disposable blood containers executes all critical assembly operations in controlled environment rooms in which bacterial and airborne particulate levels are monitored and meets regulatory requirements.

Human Resources
---------------

         At March 1, 2000, the Company had 21 full time employees. As the Company encourages share ownership, it has established an option plan (see "Item
12. Compensation - Stock Option Plan") to attract, motivate, and retain key employees and consultants. The Company's employees are not governed by a collective agreement.

Regulation
----------

         The Company's immune modulation therapies are produced by a medical device utilizing a sample of the patient's own blood. The production of immune modulation therapies involves the removal from the patient of a small quantity of blood, the treating of the blood by applying physicochemical stress factors to it, and the administration of the treated autologous blood to the same patient. Sales of medical products and therapies are subject to stringent regulatory requirements in most countries. The regulatory review process required for commercial sales varies from country to country. In certain countries, the Company is also be subject to regulations governing clinical studies of its products. The Company pursues pre-market approvals and complies with clinical study requirements in those jurisdictions; namely Europe, the United States, and Canada, where activities are being planned or are conducted by or on behalf of the Company. The Company cannot predict or give any assurances as to whether further regulatory approvals will be received or how long the process of seeking approval will take.

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

Generally, in order to sell its medical device products within the European Union, Norway, and Switzerland, the Company is required to achieve compliance with the requirements of the MDD and affix CE Marking on its medical device products to attest to such compliance. To achieve compliance, the Company's medical device products must meet the "essential requirements" of the MDD relating to safety and performance and the Company must successfully undergo verification of its regulatory compliance ("conformity assessment") by a qualified third party (a "Notified Body") selected by the Company. The Company was granted CE Marking certification for its technology for the production and delivery of VasoCare(TM) therapy and its quality system was registered to ISO9001:1994 and BS EN46001:1997 on February 3, 1998.

         As the MDD is applied through enactment of national legislation of European Union member states, the Company must comply with a variety of different legislative requirements in each country in which it plans to sell its products, such as use of certain languages for labelling, notification, and assessment procedures for clinical trials, and notification to authorities prior to entry of the product into the market. At this time, the review conducted by the Notified Body and the subsequent CE Marking of the Company's technology for the production and delivery of VasoCare(TM) therapy are both necessary and sufficient to place the devices on the market in all states of the European Union, Norway, and Switzerland. Except in cases of ethical or public health concerns, or in the case of procedures shown to have significant adverse effects once on the market, the relevant authorities in each country do not usually involve themselves directly in the market approval/disapproval of medical procedures based on medical devices; however, there can be no assurance that this situation may not change in the future.

         The Company is subject to continued audit by its Notified Body and will be required to report any serious adverse incidents or near incidents to the appropriate authorities.

United States

         In the United States, the Company's technology for the treatment of autologous blood is subjected to regulation by the health authorities as medical devices. The regulatory classification for the Company's technology being developed for the prevention of GvHD has not yet been finalized. The manufacture and sale of medical devices in the United States are controlled by the Food and Drug Administration (FDA). The Company is subject to the regulation of the FDA, as well as state and local authorities. It is expected that the Company's medical devices will be subject to the FDA's Pre-Market Approval (PMA) process prior to marketing in the United States. The PMA approval process is a multi-step process that requires the Company to submit to the FDA scientifically valid pre-clinical and clinical data which it has developed to demonstrate the safety and effectiveness of the device for the stated medical indications or uses.

         The clinical studies to generate the clinical data for the PMA are subject to regulation under the investigational device exemption ("IDE") regulations. Before the clinical study(ies) of the Company's device can begin, an IDE application must be submitted to the FDA and be approved. Also, before the studies can begin the institutional review boards at the respective clinical centres participating in the studies must approve the clinical protocol.

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

Canada

         In Canada, the Company's technology for the treatment of autologous blood is subjected to regulation by the health authorities as medical devices. The regulatory classification for the Company's technology being developed for the prevention of GvHD has not yet been finalized. The Medical Devices Bureau ("MDB") controls the manufacture and sale of medical devices in Canada. In their basic requirements, the regulations of Canada are similar to those of the United States and require that clinical studies be conducted to demonstrate the safety and effectiveness of devices prior to marketing. As well, there must be documented evidence that the devices are developed, manufactured, and produced under current quality system regulations and guidelines in order to ensure the quality of the product made available for sale. Approval of such therapy and technology is a multi-step process and the Company is prohibited from promoting or commercializing its products prior to regulatory approval. For any investigation and testing of the Company's products in Canada on humans, authorization by the MDB is required.

         The Company must manufacture the devices under approved quality system conditions and must validate the performance characteristics of the device to ensure that the device performs safely, consistently and reliably.

         In addition to the regulatory product approval framework, the Company is also subject to regulation under municipal, provincial, and federal laws, including requirements regarding occupational safety, laboratory practices, the use, handling and disposition or biological waste, environmental protection and hazardous substance control, and may be subject to other present and future local, provincial, state, federal, and foreign regulation, including future regulation of the biotechnology industry. The Company believes it is in compliance with all such existing regulations.

Summary
-------

         The Company's regulatory affairs advisors and product development team have extensive experience with, and understand the European and North American regulatory requirements. They are continuing to develop the immune modulation therapies in compliance with all such requirements.

RISK FACTORS AFFECTING THE COMPANY
----------------------------------

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

(a)      Regulatory Environment
-------------------------------

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

         The Company has incurred, and expects to continue to incur, substantial clinical research and other costs in connection with obtaining regulatory approvals for its medical products in Canada, the United States, Europe, and other jurisdictions. While the Company is not aware of any pending or threatened governmental action against it in any country, any enforcement action by regulatory authorities with respect to past or any future regulatory non-compliance could have a material adverse effect on the Company's business, financial condition, and results of operations.

         There can be no assurance that the Company will be able to achieve or maintain regulatory compliance on all or any of its current or future products or that it will be able to timely and profitably produce its products while complying with applicable regulatory requirements. Failure to achieve or maintain such compliance could have a material adverse effect upon the Company's business, financial condition and results of operations.

         Certain regulatory authorities can institute proceedings to detain or seize products, issue a recall, enjoin future violations, assess civil and criminal penalties against the Company, its officers and its employees, or require the Company to make substantial changes to its manufacturing operations. Any of such actions could have a material adverse effect on the Company's business, financial condition, and results of operations.

         While the Company believes it is in compliance with all existing regulations, there can be no assurance that a violation of such laws will not occur, or that any such violations will not have a material adverse effect on the Company's business, financial condition, or results of operations.

(b) Government Reduction in Health Care Expenditures
----------------------------------------------------

         Almost all medical devices are subject to the reduction in healthcare expenditures in most countries. However, those devices which reduce overall healthcare costs will benefit by being adopted by the healthcare industry. The Company's products are expected to be such devices.

(c) Potential Competition
-------------------------

              The medical device industry is not a static environment and market share can change rapidly if competing products are introduced. There can be no assurances that the Company can avoid intense competition from other medical technology companies and other technological advances, which could render the Company's technology uneconomical or obsolete.

(d) Development Stage
---------------------

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

(e) Product Concentration
-------------------------

              Vasogen intends to rely substantially on the exploitation of its products that are currently in development for its future earnings. If any of these products does not become commercially saleable for whatever reason, Vasogen's future earnings will suffer. If the products become commercially suitable, Vasogen's future financial performance will then depend on the successful introduction and customer acceptance of its products.

(f) Proprietary Technology
--------------------------

              Vasogen owns all of its key technologies. However, as the development of its products continues and increases, the potential uses of its products may overlap with other products and, as a result, may increasingly become subject to claims of infringement. To date, Vasogen is unaware of infringement claims made or being made against it or of any such products. As Vasogen continues the development of its products, there can be no assurance that third parties will not assert infringement claims against Vasogen in the future, or require Vasogen to obtain a license for the intellectual property right of third parties. There can be no assurance that such licenses, if required, will be available on reasonable terms, or at all.

              The Company's success will depend in part on its ability to obtain patent protection for its product candidates. The patent positions of pharmaceutical and biotechnology industry are uncertain and involve complex legal and factual questions. Moreover, the coverage claimed in patent applications can be significantly reduced before the patent is issued. Consequently, the Company does not know whether any of its patent applications will result in the issuance of patents or, if any patents are issued, whether they will provide significant protection or will be circumvented or invalidated. Since patent applications in the United States are maintained in secrecy until patents issue and since publication of discoveries in the scientific and patent literature often lags behind actual discoveries, the Company cannot be certain that it was the first creator of inventions covered by its pending patent applications or that it was the first to file patent application for such inventions. There can be no assurance that the Company's patents, if issued, would be held to be valid by a court of competent jurisdiction. An adverse outcome could subject the Company to significant liabilities to third parties, required disputed rights to be licensed from third parties or require the Company to cease using such technology.

(g) Scientific Research and Product Risk
----------------------------------------

              Definitive proof of the precise mechanism of action of a biological response modifier such as immune modulation therapy will require considerably more basic scientific research than has been accomplished to date. With the exception of certain patient trials, results from clinical trials have not yet been obtained and the impact of immune modulation therapy in the treatment of these conditions has not yet been addressed. There can be no assurances that the products that which Vasogen is currently developing, will be approved by regulatory agencies or that further testing will yield positive results. Should the product prove to have no benefit and/or have an unsafe profile, its development will likely be discontinued. Evidence to date, however, suggests that the products are both efficacious and very safe.

(h) Key Personnel
-----------------

         The   operations  of  the  Company  are  highly   dependent   upon  the
participation of its key personnel. The loss of the service of any one of the key personnel may materially affect the ability of the Company to grow and expand. The Company carries $1 million of keyman insurance on Dr. Anthony Bolton, Director of Research.

(i) Financing
-------------

         The Company may need to raise additional funds to conduct research and development, pre-clinical studies, and clinical trials necessary to bring its potential products to market and establish manufacturing and marketing capabilities. The Companys future capital requirements will depend on many factors, including continued scientific progress in its research and development programs, the scope and results of preclinical studies and clinical trials, the time and costs involved in obtaining regulatory approvals, the costs involved in filing, prosecuting and enforcing patent claims, competing technological and market developments, the cost of manufacturing scale-up, effective commercialization activities and arrangements, and other factors not within the Companys control.

              Adequate funds may not be available when needed or on terms acceptable to the Company. Insufficient funds may require the Company to scale back or eliminate some or all of its research and development programs or license to third parties products or technologies that the Company would otherwise seek to develop itself. The Company anticipates that its existing resources will enable the Company to maintain its current and planned operations through fiscal 2001.

(j) Manufacturing
-----------------

         Vasogen currently relies upon a single subcontractor for the disposable blood containers and a single subcontractor for the medical instruments on which its immune modulation therapy delivery systems are based. The Company is continually reviewing its own capabilities and the capabilities of other potential suppliers and subcontractors. The establishment of additional or replacement suppliers for certain materials, components, subassemblies, assemblies, or finished products cannot be accomplished quickly, largely due to the regulatory approval systems and the complex nature of manufacturing processes employed by many suppliers. The failure to obtain sufficient quantities of component materials on commercially reasonable terms could have a material adverse effect on the Company's business, financial condition. and results of operations.

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

(k) Year 2000 Compliance
------------------------

         The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems, which use certain dates in 1999 to represent something other than a date. Although the change in date has occurred, it is not possible to conclude that all aspects of the Year 2000 Issue that may affect the entity, including those related to customers, suppliers, or other third parties, have been fully resolved. The Company has not experienced any material impacts on its operations to date as a result of the Year 2000 Issue.

(l) Dilution
------------

     As a business having no sales or revenues, Management anticipates that the Company will be dependent over the foreseeable future upon securing additional financing, of which there can be no assurance. In order to obtain additional financing, if it is even available, it is likely that the Company will sell additional shares or financial instruments, which are exchangeable or convertible into shares, resulting in substantial dilution to all shareholders. In order to provide incentives to current employees and induce prospective employees and consultants to work for the Company, the Company has granted options and intends to offer and issue options to purchase shares and/or rights, exchangeable or convertible into shares; the exercise of such options and/or conversion of such other rights exchangeable or convertible into shares could result in substantial dilution to all shareholders.

(m) Uncertainty of Product Development and Clinical Testing
-----------------------------------------------------------

         The Company has not completed the development of any products and there can be no assurance any products will be successfully developed. The Companys immune modulation therapies will require significant additional research and development efforts and regulatory approvals, including clinical trials, prior to potential commercialization in the United States and elsewhere. However, there can be no assurance that the results of all required clinical trials will demonstrate that these immune modulation therapies are safe and efficacious or, that even if the results of the clinical trials are considered successful by the Company, that the FDA will not require the Company to conduct additional large scale clinical trials with these immune modulation therapies before the FDA will consider approving therapies for commercial sale.

         Failure of these trials to demonstrate the safety and effectiveness of these immune modulation therapies could have a material adverse effect on the regulatory approval process for this potential product. There can be no assurance that the results of the Companys preclinical studies and clinical trials will be indicative of future clinical trial results. A commitment of substantial resources to conduct time consuming research, pre-clinical studies, and clinical trials will be required if the Company is to complete development of its products. Delays in planned patient enrollment in the Companys current clinical trials or future clinical trials may result in increased costs, program delays, or both. There can be no assurance that any of the Companys potential products will prove to be safe and effective in clinical trials, that FDA or other regulatory approvals will be obtained, or that such products will achieve market acceptance.

         Any products resulting from these programs are not expected to be successfully developed or commercially available in the United States for a number of years, if at all. There can be no assurance that unacceptable toxicities or side effects will not occur at any time in the course of human clinical trials or, if any products are successfully developed and approved for marketing, during commercial use of the Companys products. The appearance of any such unacceptable toxicities or side effects could interrupt, limit, delay, or abort the development of any of the Companys products or, if previously approved, necessitate their withdrawal from the market. Furthermore, there can be no assurance that disease resistance will not limit the efficacy of potential products.

(n) Potential Conflicts of Interests
------------------------------------

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

(o) History of Operating Losses
-------------------------------

          As of November 30, 1999, the Company had an accumulated deficit of approximately $37.31 million. The Company has not generated revenues from the commercialization of any products and expects to incur substantial net operating losses over the next several years. There can be no assurance that the Company will be able to generate sufficient product revenue to become profitable at all or on a sustained basis. The Company expects to have quarter to quarter fluctuations in expenses, some of which could be significant, due to expanded research, development and clinical trial activities.

(p) Patents and Proprietary Technology
--------------------------------------

         The Company has filed a number of patent applications in the United States and many international countries. The Company files applications as appropriate for patents covering its products and processes. The Company has been issued patents covering certain aspects of its immune modulation therapies. The Companys success may depend in part on its ability to obtain patent protection for its products and processes. There can be no assurance that the Companys patent applications will be issued as patents or that any of its issued patents, or any patent that may be issued in the future, will provide the Company with adequate protection for the covered products, processes, or technology. The patent positions of biotechnology and pharmaceutical companies can be highly uncertain, and involve complex legal and factual questions. Therefore, the breadth of claims allowed in biotechnology and pharmaceutical patents cannot be predicted. The Company also relies upon unpatented trade secrets and know how, and no assurance can be given that others will not independently develop substantially equivalent trade secrets or know how. In addition, whether or not the Companys patents are issued, or issued with limited coverage, others may receive patents which contain claims applicable to the Companys product. There can be no assurance that any of the Companys patents, or any patents issued to the Company in the future, will afford meaningful protection against competitors. Defending any such patent could be costly to the Company, and there can be no assurance that the patent would be held valid by a court of competent jurisdiction.

         The Company also relies on protecting its proprietary technology in part through confidentiality agreements with its corporate collaborators, employees, consultants, and certain contractors. There can be no assurance that these agreements will not be breached, that the Company will have adequate remedies for any breach, or that the Companys trade secrets will not otherwise become known or independently discovered by its competitors. It is possible that the Companys products or processes will infringe, or will be found to infringe, patents not owned or controlled by the Company. If any relevant claims of third-party patents are upheld as valid and enforceable, the Company could be prevented from practicing the subject matter claimed in such patents, or would be required to obtain licenses or redesign its products or processes to avoid infringement. There can be no assurance that such licenses would be available at all or on terms commercially reasonable to the Company or that the Company could redesign its products or processes to avoid infringement. Litigation may be necessary to defend against claims of infringement, to enforce patents issued to the Company, or to protect trade secrets. Such litigation could result in substantial costs and diversion of management efforts regardless of the results of such litigation and an adverse result could subject the Company to significant liabilities to third parties, require disputed rights to be licensed, or require the Company to cease using such technology.

(q) Dependence on Third Parties
-------------------------------

         The Companys strategy for the research, development, and commercialization of its products requires entering into various arrangements with corporate collaborators, licensors, licensees, and others, and the Companys commercial success is dependent upon these outside parties performing their respective contractual responsibilities. The amount and timing of resources such third parties will devote to these activities may not be within the control of the Company. There can be no assurance that such parties will perform their obligations as expected or that the Company will derive any revenue from such arrangements. There can be no assurance that these collaborations will result in the development of any commercial products. The Company intends to seek additional collaborative arrangements to develop and commercialize certain of its products. There can be no assurance that the Company will be able to negotiate collaborative arrangements on favorable terms, or at all, in the future, or that its current or future collaborative arrangements will be successful.

(r) Lack of Commercial Manufacturing and Marketing Experience
-------------------------------------------------------------

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

         The Company has no experience in the sales, marketing, and distribution of pharmaceutical or medical products. There can be no assurance that the Company will be able to establish sales, marketing, and distribution capabilities or make arrangements with its collaborators, licensees or others to perform such activities or that such efforts will be successful. The manufacture of the Companys products involves a number of steps and requires compliance with stringent quality control specifications imposed by the Company itself and by the FDA. Moreover, the Companys products can only be manufactured in a facility that has undergone a satisfactory inspection by the FDA. For these reasons, the Company would not be able quickly to replace its manufacturing capacity if it were unable to use its manufacturing facilities as a result of a fire, natural disaster (including an earthquake), equipment failure, or other difficulty, or if such facilities are deemed not in compliance with the FDA's drug GMP requirements and the non-compliance could not be rapidly rectified. The Companys inability or reduced capacity to manufacture its products would have a material adverse effect on the Company's business and results of operations.

         The Company may enter into arrangements with contract manufacturing companies to expand its own production capacity in order to meet requirements for its products, or to attempt to improve manufacturing efficiency. If the Company chooses to contract for manufacturing services and encounters delays or difficulties in establishing relationships with manufacturers to produce, package, and distribute its finished products, clinical trials, market introduction and subsequent sales of such products would be adversely affected. Further, contract manufacturers must also operate in compliance with the FDA's drug GMP requirements; failure to do so could result in, among other things, the disruption of product supplies. Until recently, biologic product licenses could not be held by any company unless it performed significant manufacturing operations. The FDA recently amended its regulations in this regard, and the Company believes that under these new regulations it can now hold licenses for its biological products without performing significant manufacturing steps. Nonetheless, the Companys potential dependence upon third parties for the manufacture of its products may adversely affect the Companys profit margins and its ability to develop and deliver such products on a timely and competitive basis.

(s) Uncertainty of Product Pricing, Reimbursement, and Related Matters
----------------------------------------------------------------------

         The Companys ability to earn sufficient returns on its products will depend in part on the extent to which reimbursement for the costs of such products and related treatments will be available from government health administration authorities, private health coverage insurers, managed care organizations, and other organizations. Third party payors are increasingly challenging the price of medical products and services. If purchasers or users of the Companys products are not able to obtain adequate reimbursement for the cost of using such products, they may forego or reduce such use. Significant uncertainty exists as to the reimbursement status of newly approved healthcare products, and there can be no assurance that adequate third party coverage will be available.

(t) Product Liability Exposure
------------------------------

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

(u) Hazardous Material; Environmental Matters
---------------------------------------------

         Although the Company does not currently manufacture commercial quantities of its products, it produces limited quantities of such products for its clinical trials. The Companys research and development processes involve the controlled storage, use, and disposal of hazardous materials, and biological hazardous materials. The Company is subject to federal, state, and local laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and certain waste products. Although the Company believes that its safety procedures for handling, and disposing of such materials comply with the standards prescribed by such laws and regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, the Company could be held liable for any damages that result, and any such liability could exceed the resources of the Company. There can be no assurance that the Company will not be required to incur significant costs to comply with current or future environmental laws and regulations nor that the operations, business, or assets of the Company will not be materially or adversely affected by current or future environmental laws or regulations.

(v) Volatility of Stock Price and Absence of Dividends
------------------------------------------------------

         The market price of the Company's Shares, like that of the common stock of many other biopharmaceutical companies in the development stages, has been and is likely to be highly volatile. Factors such as the results of pre-clinical studies and clinical trials by the Company, its collaborators or its competitors, other evidence of the safety or efficacy of products of the Company or its competitors, announcements of technological innovations or new products by the Company or its competitors, governmental regulatory actions, developments with the Companys collaborators, developments concerning patent or other proprietary rights of the Company or its competitors (including litigation), concern as to the safety of the Companys products, period-to-period fluctuations in the Companys operating results, changes in estimates of the Companys performance by securities analysts, market conditions for biopharmaceutical stocks in general, and other factors not within the control of the Company could have a significant adverse impact on the market price of the Common Stock. The Company has never paid cash dividends on its Common Stock and does not anticipate paying any cash dividends in the foreseeable future.

GLOSSARY
--------

         Following is a glossary of terms used throughout this Annual Report.

AAA Abdominal Aortic Aneurysm, meaning a balloon-like dilatation of the abdominal aorta (main artery).

Amelioration:              A reduction  in the  severity of as in "his  symptoms
                           were ameliorated"

Apoptotic                  Cell  Death:  A form of cell  death  in  which a cell
                           causes its own death (suicide) usually because it has been injured or when it dies of "old age" as opposed to cell death from direct injury, which is called necrosis

Atherosclerosis:           Deposits  of  fat   (cholesterol)  in  the  walls  of
                           arteries--causes obstruction and/or thrombosis.

Autoloqus Blood:           The patient's own blood

Autoimmune:                A reaction of the body's immune cells against its own
                           cells.

Balloon Angioplasty        Dilation of a narrowed coronary artery by an
                           expandable balloon.

Blood Lipids               An alternate term for blood fats.

Claudication:              Muscle pain on exercise, due to lack of oxygen.

CABG Coronary Artery Bypass Graft, meaning a venous or synthetic graft which bypasses a blocked coronary artery.

Cytokines                  Intercellular  messengers produced by cells which are
                           involved in many body functions, particularly in how the immune system is run.

Diastolic                  Blood   Pressure:   Lower  half  of  blood   pressure
                           systolic/diastolic  (the  actual BP when the heart is
                           not   contracting   and  depends  on  the  degree  of
                           constriction  of  the  peripheral   arterioles  small
                           arteries).

Endothelium:               The thin cellular lining of blood vessels which plays
                           a key role in regulating blood flow by secreting vasoconstrictor and vasodilator substance

Endothelial Cells          A thin layer of cells  that  lines the blood  vessels
                           and is very important in controlling blood flow and blood clotting.

Endothelial Dysfunction:   Failure  of the  endothelium  to  perform  its normal
                           function.

LDL Cholesterol            A form of cholesterol  that is harmful because it can
                           easily penetrate the endothelial lining and form the fatty deposits of atherosclerosis.

Leukocytes:                White blood cells.

Nitric Oxide:              A gas which  causes  smooth  muscle  fibers to relax,
                           i.e. in blood vessels; has many other functions in the body.

Physicochemical:           A reaction or process  based on both the physical and
                           chemical properties of the respective ingredients.

Platelets:                 Small cells in the blood required for blood clotting.

Raynaud's Disease:         Excessive  constriction  of digital  blood vessels on
                           exposure to cold, leading to pain and numbness.

Rheumatoid Arthritis:      An autoimmune  disease which causes  arthritis (joint
                           inflammation) in many different joints.

Scleroderma:               An  Autoimmune  disease  which causes  hardening  and
                           thickening of the skin and blood vessels; may affect internal organs.

Serum Creatinine levels    A measure of kidney function.

T cell A type of lymphocyte which constitutes the attack arm of the immune system.

Th1                        A proinflammatory type of T cell.

Th2                        A less  inflammatory type of T cell which can control
                           Th1 cells.

Thrombosis:                Formation of a blood clot

Vasoconstrictor:           Causes blood vessels to narrow.

Vascular:                  Pertaining to blood vessels.

                            * * * * * * * * * * * * *

Item 2.  Description of Property.
--------------------------------

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

Item 3.  Legal Proceedings.
---------------------------

         There are no legal proceedings of a material nature pending against the Company, or its subsidiaries. The Company is unaware of any legal proceedings known to be contemplated by any governmental authorities.

Item 4.  Control of Registrant.
-------------------------------

         (a) To the best of the Company's knowledge, the Company is not directly or indirectly owned or controlled by another corporation or foreign government.

         (b) At April 20, 2000, there were 39,453,887 Shares outstanding with an authorized capital of an unlimited number of shares. At such date, the Company is unaware of any person beneficially owning 10% or more of the Company's outstanding shares.

         At March 14, 2000, officers and directors, as a group, owned 1,183,386 shares of the Company.

         There are no arrangements, known to the Company, the operation of which may at a subsequent date result in a change in control of the Company.

Item 5.  Nature of Trading Market.
----------------------------------

         The Company's Shares commenced trading on The Toronto Stock Exchange in Canada on July 22, 1999. The Toronto Stock Exchange is the primary trading market for the Company's Shares. The Company's shares also trade, on a limited basis, on The American Stock Exchange starting on November 22, 1999. From July 5, 1996 to July 22, 1999, the Company's shares were traded on The Montreal Exchange. Prior to July 6, 1996, the Company's shares were traded on The Canadian Dealing Network Inc. in Ontario. The following is a summary of trading, on a quarterly basis, in the Shares on The Toronto Stock Exchange or The Montreal Exchange for 1998, 1999, and the first quarter of 2000 (stated in Canadian dollars):

                            High         Low          Volume
1998

1st  Quarter                2.30         1.30        3,196,000
2nd  Quarter                2.25         1.10        2,237,000
3rd  Quarter                1.88         0.81        1,390,000
4th  Quarter                1.55         0.81        2,079,000

1999

1st  Quarter                2.29         1.10        3,388,000
2nd  Quarter                2.10         1.49        2,010,000
3rd  Quarter                1.89         1.30        3,223,000
4th  Quarter                7.17         1.78       24,200,000

                            High         Low          Volume

2000

1st  Quarter               15.80         4.55       26,110,000


         The closing sales price of the Shares on The Toronto Stock Exchange on April 20, 2000 was $7.90.

         The following is a summary of trading, on a quarterly basis, in the Shares on The American Stock Exchange for 1999 and the first quarter of 2000 (stated in United States dollars):

                            High         Low          Volume

1999

4st  Quarter                4.81         3.375         98,900

2000

1st  Quarter               10.81         3.25       2,592,000

         The closing sales price of the Shares on The American Stock Exchange on April 20, 2000 was $5.125.

         At April 20, 2000, the Company had 569 shareholders of record. At April 20, 2000, there were 30 United States shareholders of record, holding 1,107,897 Shares, which represents 2.8% of the outstanding class.

Item 6.  Exchange Controls and Other Limitations Affecting  Security Holders.
-----------------------------------------------------------------------------

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

         The Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a "Canadian" as defined in the Investment Act (a "non-Canadian"), unless after review, the minister responsible for the Investment Act (the "Minister") is satisfied that the investment is likely to be of net benefit to Canada. Under the Investment Act, a United States citizen qualifies as a "World Trade Organization Investor." Subject to the restrictions noted below, an investment in a Canadian business by a World Trade

Organization Investor would be reviewable under the Investment Act only if it is an investment to acquire control of such Canadian business and the value of the assets of the Canadian business as shown on its financial statements is not less than a specified amount, which for 1998 is $172 million. An investment in the shares of a Canadian business by a non-Canadian other than a "World Trade Organization Investor" when the Company is not controlled by a World Trade Organization Investor, would be review able under the Investment Act if it is an investment to acquire control of the Canadian business and the value of the assets of the Canadian business as shown on its financial statements is $5 million or more, or if an order for review is made by the federal cabinet on the grounds that the investment relates to Canada's cultural heritage or national identity.

         The acquisition by a World Trade Organization Investor of control of a Canadian business in any of the following sectors is also subject to review if the value of the assets of the Canadian business exceeds $5 million (as shown on its financial statements): uranium, financial services (except insurance), transportation services, and cultural businesses, which include broadcast media (publication, distribution or sale of books, magazines, periodicals, newspapers, music, film, and video products and the exhibition of film and video products), television and radio services.

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

         (b) an acquisition of control of the Company in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Act; and

         (c) an acquisition of control of the Company by reason of an amalgamation, merger, consolidation, or corporate reorganization, following which the ultimate direct or indirect control in fact of the Company, through the ownership of Common Shares, remained unchanged.

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

Item 7.  Taxation.
------------------

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

Dividends on the Company's Shares
---------------------------------

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

Disposition of the Company's Shares
-----------------------------------

         In general, a United States Holder will not be subject to Canadian income tax on capital gains arising on the disposition of the Company's Shares, unless (i) such shares are "taxable Canadian property" within the meaning of the Income Tax Act (Canada) (the "Act") and no relief is afforded under any applicable tax treaty. The shares of the Company would be taxable Canadian property of a non-resident if at any time during the five year period immediately preceding a disposition by the non-resident of such shares, not less than 25% of the issued shares of any class or series of a class of shares of the Company belonged to the non-resident, to persons with whom the non-resident did not deal at arm's length, or to the non-resident and persons with whom the non-resident did not deal at arm's length for purposes of the Act. For this purpose, issued shares include options to acquire such shares (including conversion rights) held by such persons. Under the Convention, a capital gain realized by a resident of the United States will not be subject to Canadian tax unless the value of the shares of the Company is derived principally from real property (as defined in the Convention) situated in Canada.

Item 8. Selected Financial Data.
--------------------------------

         Following is selected financial data of the Company, expressed in Canadian dollars, for each of the last five fiscal years ended November 30, calculated in accordance with Canadian generally accepted accounting principles, which except as described in Note 8 to the financial statements, conform in all material respects with accounting principles generally accepted in the United States.

Years ended November 30
-----------------------

(in thousands of dollars except
for per share data)          1999         1998         1997          1996        1995
Research & development       4,672        4,656        5,351        3,167       1,496
Other expenses               3,243        2,656        2,640        1,695         827
Loss for the period         (7,915)      (7,312)      (7,991)      (4,862)     (2,323)
Loss per share               (0.25)       (0.29)       (0.38)       (0.38)      (0.27)

Working capital              8,224        4,807        7,188        5,426       1,644
Total assets                11,387        7,490        9,470        7,696
                                                                                3,550

Share capital               47,752       36,139       31,172       21,541      12,735
Deficit                    (37,310)     (29,395)     (22,083)     (14,092)

Shareholders' equity        10,442        6,744        9,089        7,449       3,505

Notes:

(1)      To  date,  the  Company  has  been  in  the   development   stage  and,
         accordingly, has no revenue.


         All dollar amounts herein are expressed in Canadian dollars, except where otherwise indicated. Reference is made to footnote number 2, on page 2, for a summary of the exchange rates between the U.S. and Canadian dollar for the past five years.

         Reference is made to Note 8 of the Company's audited financial statement for the year ended November 30, 1999, in "Item 18. Financial Statements", for a description of the differences between Canadian and United States generally accepted accounting principles, and how these differences affect the Company's financial statements.

         The following table sets forth how the above amounts would be presented under United States generally accepted accounting principles for the fiscal years ended November 30, 1999, 1998 and 1997:

Fiscal Years Ended November 30
------------------------------

                                               1999         1998          1997

Research and development                      4,859         4,631         5,225
Loss for the period                          (8,428)       (7,415)       (8,332)
Basic and diluted loss per share              (0.27)        (0.29)        (0.39)
Total Assets                                  9,362         5,652         7,606
Share Capital                                48,374        36,795        31,700
Deficit                                     (40,317)      (31,889)      (24,474)
Shareholders' equity                          8,057         4,906         7,226

Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations.
--------------------------------------------------------------------------------

         The following discussion and analysis should be read in conjunction with the audited financial statements and notes thereto. See "Item 18. Financial Statements" The financial statements have been prepared in accordance with generally accepted accounting principles (GAAP) in Canada which, except as described in Note 8, conform in all material respects with accounting principles generally accepted in the United States. In addition to historical information, the following Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ significantly from those anticipated in these forward-looking statements as a result of certain factors, including those discussed in "Risk Factors" and else where in this Annual Report.

Overview
--------

         Vasogen is focused on the development of a series of immune modulation therapies for the treatment of human disease. In collaboration with international centres of excellence in biomedical research, the Company is developing proprietary therapeutics for the prevention and treatment of inflammatory disorders, including atherosclerosis, congestive heart failure, autoimmune diseases (psoriasis and rheumatoid arthritis), and ischemia/reperfusion injury resulting from major vascular surgery. Vasogen is also developing a proprietary cell-processing technology to modify donor T cells to prevent or reduce Graft-versus-Host Disease following bone marrow transplantation. Delivered by a platform medical device technology, Vasogen's therapies are designed to target fundamental disease-causing processes with fewer side effects than current therapies. The Company currently has five issued patents and fourteen patent applications. Vasogen intends to commercialize its products through partnering with established health care companies.

         During 1999, Vasogen remained in a research and development phase and has not yet generated revenues. To fund its operations, the Company relies principally upon the proceeds of public and private offerings of equity securities and the resulting interest revenue generated. In the future, the Company may establish alliances with other health care companies to assist in marketing its therapy, as well as to provide research and development funding.

         Marketing the Company's products outside the European Community, or offering it for the treatment of disease indications other than peripheral vascular disease within the European Community, may require the completion of further clinical trials and/or regulatory approvals, the timing and outcome of which will impact future operations.

Results of Operations
---------------------

         The Company is in the research and development phase and as such, has incurred losses since its inception. For the fiscal year ended November 30, 1999, the Company recorded a loss of $7.9 million, or $0.25 per common share, as compared with a loss of $7.3 million or $0.29 per common share, for the fiscal year ended November 30, 1998.

         Research and development expenses, including costs associated with pre-clinical and clinical research, product development, and regulatory affairs, in fiscal 1999, were essentially the same as compared to fiscal 1998. The major expenditures for research and development expenses during 1999 were directed at moving the Company's products through pre-clinical development and into clinical trials. By the end of fiscal, 1999, the Company had three products in clinical trials and had completed pre-clinical development on a fourth and began preparing to move it into a clinical trial.

         General and administration expenses increased by $0.4 million, as compared to fiscal 1998. The increase in general and administrative expenses related to a significant increase in corporate activity during 1999. These activities included the listing of Vasogen's shares on The Toronto Stock Exchange and The American Stock Exchange. Vasogen also increased investor relations' expenses during 1999 to increase the awareness of the Company's activities in the investment community in Canada and to initiate a program in the United States.

         Professional fees increased by $0.1 million in fiscal 1999, as compared to fiscal 1998. These include legal, audit, tax, market research, strategic planning, investor relations, and other consulting costs not directly related to research and development. The increase in 1999 was associated with the increased corporate activity described above.

         Salary expenses increased by $0.1 million, as compared to fiscal 1998. The increase in salary expense in 1999 was the result of higher expenses during 1999 required to support the Company's growth.

Liquidity and Capital Resources
-------------------------------

         As at November 30, 1999, the Company had cash equivalents and marketable securities of $8.6 million, versus $5.2 million at the end of the previous year. Cash equivalents consist of certificates of deposit. Marketable securities include liquid bonds with varying maturities issued by Canadian governments and corporations.

         Cash used for operations in fiscal 1999 was $7.4 million, compared to $6.9 million in fiscal 1998. This increase resulted from the increased corporate activity in fiscal 1999 as described above.

         Cash provided from financing activities during fiscal 1999 was $11.4 million, compared to $4.9 million in fiscal 1998. The Company completed private placements for proceeds of $8.9 million net of share issue costs. A total of 6,590,000 Common Shares was issued in connection with these placements. Additional funding was generated through the exercise of warrants and options, for proceeds of $2.5 million, which resulted in the issuance of 2,220,863 Common Shares. During 1999, 206,939 Common Shares valued at $0.3 million were issued for services provided to the Company.

         As at November 30, 1999, the Company had no long-term obligations.

Year 2000
---------

          The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems, which use certain dates in 1999 to represent something other than a date. Although the change in date has occurred, it is not possible to conclude that all aspects of the Year 2000 Issue that may affect the entity, including those related to customers, suppliers, or other third parties, have been fully resolved. The Company has not experienced any material impacts on its operations to date as a result of the Year 2000 Issue.

Item 9A.  Quantitative and Qualitative Disclosures About Market Risk.
---------------------------------------------------------------------

         The Company's primary market risk exposures are interest rate risk and foreign currency risk.

         The Company is exposed to interest rate risk on its cash and short-term deposits.

         The Company's reporting currency is the Canadian dollar. The Company is exposed to foreign exchange risk associated with purchases from U.S. suppliers. The Company does not hedge its exposure to foreign exchange risk. Gains and losses resulting from the effects of changes in the U.S. dollar to Canadian dollar exchange rate are recorded in income.

         The Company does not utilize derivative financial instruments to hedge its interest rate or foreign currency rate risks.

Interest rate risk
------------------

         The following table sets out the weighted average interest rate risks and maturities of the Company's cash and short-term deposits at March 31, 2000:

                                                    Expected to mature in
                                              2000            2001        2002
Cash and short-term deposits:
Canadian Dollars                           18,637,096      5,234,299     686,200

         Average interest rate - fixed           5.64%          5.64%       5.84%

U.S. Dollars                                1,116,125            N/A          N/A

         Average interest rate - fixed            N/A            N/A          N/A

Exchange rate sensitivity
-------------------------

         The Company does not have any material assets and liabilities at March 31, 2000 that are denominated in U.S. dollars and subject to exchange rate risk.

Limitations

         The above discussion includes only those exposures that exist as of March 31, 2000 and as a result, does not consider exposures or positions that could arise after that date. The Company's ultimate realized gain or loss with respect to interest rate and exchange rate fluctuations will depend on the exposures that arise during the period, the Company's hedging strategies at the time, and interest and foreign exchange rates.

Item 10.  Directors and Officers of Registrant.
----------------------------------------------

The following table outlines the names and municipalities of residence of each of the directors and officers of Vasogen, their principal occupations and their periods of service as directors or officers. Each director is expected to hold these positions until the next Annual General Meeting of Shareholders, scheduled for May 3, 2000.

--------------------------------------------------------------------------------------------------------
Name of Directors                        Principal Occupation                            Position Since
 and Executive Officers
--------------------------------------------------------------------------------------------------------
William A. Cochrane,  OC, MD             Chairman of the Board                         February 1995
Calgary, Alberta                         and a Director of the Company and Healthcare
                                         Consultant
--------------------------------------------------------------------------------------------------------
David G. Elsley, MBA                     President, CEO and a Director of the Company  January 1991
Oakville, Ontario
--------------------------------------------------------------------------------------------------------
William R. Grant *                       Director and Vice-Chairman of the Board and   November 1998
New York, NY                             Chairman of Galen Associates
--------------------------------------------------------------------------------------------------------
Terrance Gregg,+                         Director of the Company and President and     September 1999
Los Angeles, CA                          Chief Operating Officer of MiniMed Inc.
--------------------------------------------------------------------------------------------------------
Donald Grilli +                           Director of the Company and Health Care       July 1999
Boston, MA                               Consultant
--------------------------------------------------------------------------------------------------------
Graham Strachan +                        Director of the Company and Life Sciences     September 1998
Etobicoke, Ontario                       Consultant
--------------------------------------------------------------------------------------------------------
Dr. Eldon Smith                          Vice-President, Scientific Affairs and a      May 1998
Calgary, Alberta                         Director of the Company
--------------------------------------------------------------------------------------------------------
Benoit La Salle *                        Director of the Company and the President of  January 1997
Montreal, Quebec                         Semafo Inc.
--------------------------------------------------------------------------------------------------------
Jan-Eric Osterlund *                     Director of the Company and the Chairman of   February 1997
London, United Kingdom                   QueQuoin Holdings Ltd.
--------------------------------------------------------------------------------------------------------
Christopher J. Waddick                   Vice-President, Finance, Chief Financial      March, 1997
Chatham, Ontario                         Officer, Corporate Secretary and Treasurer
--------------------------------------------------------------------------------------------------------


Notes:

1.       * denotes a member of the Audit Committee of the Board of Directors.

2. + denotes a member of the Compensation and Corporate Governance Committee of the Board of Directors.

3. The Company does not have an executive committee of the Board of Directors.

Directors and Officers
----------------------

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

David Elsley, MBA, President and Chief Executive Officer, Director

Mr. Elsley has served as an officer and director since 1991. In this capacity, he has been responsible for identifying, acquiring the Company's technology and for assembling a management team with the requisite experience to manage the commercial development of Vasogen's products. Prior to joining Vasogen Inc., he held marketing and management positions in the computer industry with Seiko Epson Corporation and the Hudson's Bay Company of Canada. Mr. Elsley holds a Master of Business Administration from the University of Western Ontario.

William R. Grant, Vice-Chairman of the Board and Director

Mr. Grant co-founded Galen Associates in 1990 and possesses a combination of more than 40 years of experience in the investment banking and risk-capital fields. In addition, his career includes substantial experience in the healthcare industry. During his 25 years with Smith Barney, Mr. Grant was elected President and then Vice-Chairman. He participated in the financing of many healthcare companies, including G. D. Searle, A. H. Robins, Marion Laboratories (now Hoechst Marion Roussel), American Hospital Supply Corp., and SmithKline Beecham. Mr. Grant, then, joined MacKay-Shields Financial Corporation as President and was later elected Chairman of the Board. He served as Vice Chairman of SmithKline Beecham for ten years and currently serves on the Boards of Allergan, Inc.; Fluor Corporation; MiniMed Inc.; Ocular Sciences, Inc.; WBN.com; Witco Corporation and several private Galen portfolio companies. He is a Trustee of the Mary Flagler Cary Charitable Trust and a member of the General Electric Equity Advisory Board. Mr. Grant was appointed as the Vice-Chairman of the Board of the Company on March 3, 2000.

Terrance H. Gregg, Director

Mr. Gregg is the President and Chief Operating Officer of MiniMed Inc., a world leader in diabetes management systems. Prior to joining MiniMed Inc., Mr. Gregg served in executive positions with Smith & Nephew plc., a diversified health care product company, and Allergan Inc., a leading ophthalmic device and pharmaceutical company. He currently serves as a Health Advisory Board Member of the School of Policy, Planning and Development at the University of Southern California, and as an Advisory Council Member of the San Fernando Valley Economic Research Center at the California State University Northridge.

Donald A. Grilli, Director

Mr. Grilli has more than thirty years experience with Johnson & Johnson ("J&J"), a diversified health care product company having held senior executive positions with seven J&J companies, most recently, as President of Johnson & Johnson Professional, Inc. Mr. Grilli also served as Executive Vice President of J&J's Surgikos, a $500 million manufacturer of disposable products for the operating room, as Executive Vice President of Sales and Marketing for J&J's Ultrasound Division, and in various executive roles with J&J's Technicare, a global high tech manufacturer of CT scanners, MRI units and nuclear equipment.

Benoit La Salle, CA, Director

Mr. La Salle is a chartered accountant and is a member of the Quebec Order of Chartered Accountants, the Canadian Institute of Chartered Accountants, the Order of Chartered Administrators of Quebec and the Quebec Institute of
Financial Planners. He holds a Commerce degree from McGill University and a Master of Business Administration from IMEDE, Switzerland. In 1980 he founded Parisien, Grou, La Salle and Grou La Salle & Associes, Chartered Accountants. Mr. La Salle is currently President of Semafo Inc. and the Chairman of the Board of Vauquelin Mines Ltd. He has extensive experience in international taxation.
He is the Treasurer and member of the executive board committee of Foster Parents Plan of Canada, and a member of the board of several Canadian companies.

Jan-Eric Osterlund, MMech Eng, MBA, Director

Mr. Osterlund is chairman of QueQuoin Holdings Ltd., an UK investment group specializing in medical venture capital. He is also chairman of Phairson Medical Ltd., a biotechnology group; Stril AB, a leader in radiation sterilization; and BM Research and Epivac Ltd., both of whom specialize in drug delivery systems. Mr. Osterlund is a Director of Ermitage International Ltd., a money management company; Shilling Banco Ltd., an UK commercial real estate investment company; and Ostrumentia, a Swedish commercial real estate investment company. Mr. Osterlund is also a Director of Indigo Aviation, a company quoted on Nasdaq. Mr. Osterlund holds a Masters of Mechanical Engineering from Chalmers, Gothenburg and a Masters of Business Administration from the University of Uppsala. He structured the buy-out of HemoCue from Pharmacia in 1988, became its Chairman and later sold the group in 1992.

Eldon R. Smith, MD, FRCP(C), FACC, Vice-President Scientific Affairs, Director

Dr. Smith, is a Professor at the University of Calgary Medical School, Alberta, where he was the former Dean of the Faculty of Medicine, and previously Head of the Department of Medicine and Head of the Division of Cardiology. Dr. Smith has been at the University of Calgary since 1980. He is a distinguished clinician and research scientist who has made major contributions to the Canadian cardiology and medical communities. He has served as President of the Canadian Cardiovascular Society, Chairman of the Scientific Grant Review Committee of the Heart and Stroke Foundation and President of the Association of Canadian Medical Colleges. He has received numerous awards and serves on the advisory or corporate boards of a number of Canadian companies. Dr. Smith is a graduate of Dalhousie University Medical School and received his cardiology and research training at the National Heart Institute, London, U.K. and the National Institutes of Health, Bethesda, Maryland.

Graham Strachan, Director

Mr. Strachan is a member of the Board of Directors of Allelix Biopharmaceuticals Inc. and formerly President and Chief Executive Officer. Mr. Strachan was involved in the formation of Allelix in 1983 and participated in the growth and evolution of the original Allelix venture into three independent companies. Prior to joining Allelix, Mr. Strachan was Vice-President for Commercial Development at John Labatt Limited. During 15 years with Labatt, Mr. Strachan was involved in patents and licensing, technology management and business development. Previously, Mr. Strachan worked for several years in product licensing with the European Division of Schering Inc., a major pharmaceutical company. Mr. Strachan has served on the National Biotechnology Advisory Committee (NBAC) since 1989 and has been Chairman since 1992. Mr. Strachan serves as a Director and past-Chair of the Industrial Biotechnology Association of Canada, as well as past-President of the Biotechnology Industry Organization
(BIO), an international trade association for biotechnology companies, based in Washington, D.C. Mr. Strachan is a chemistry graduate from the University of Glasgow, a qualified patent agent and a Fellow of the Patent and Trade Mark Institute of Canada. Christopher J. Waddick, MBA, CMA, Vice-President, Finance, Chief Financial Officer, Corporate Secretary and Treasurer

As Chief Financial Officer since 1997, Mr. Waddick is responsible for managing the Company's financial and corporate affairs. Mr. Waddick has over fifteen years' experience in various financial roles. Prior to joining Vasogen, he was responsible for financial planning at Union Gas Limited, a leading North American energy services provider. Mr. Waddick served in various financial roles with Union Gas Limited from 1989 to 1997. He holds an honours Business degree from Wilfrid Laurier University and has his CMA designation. Mr. Waddick obtained his Master of Business Administration from York University.

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

Pavel Hamet, MD, PhD, FRCP(C)

Dr. Hamet is Director of Research of the Centre hospitalier de l'Universite de Montreal (CHUM), and Chief of the Laboratory of Molecular Medicine at the CHUM Research Centre in Montreal, and a Professor of Medicine at the University of Montreal. He is an international authority on the molecular biology and genetics of hypertension and has a major interest in diabetes. He has published over 300 research papers and has held many distinguished positions including President of the Canadian Hypertension Society. Dr. Hamet graduated in Medicine from Charles University, Prague, Czechoslovakia and received his speciality and research training in Paris, Montreal and Nashville, Tennessee.

Richard G. Margolese, MD, FRCS(C)

Dr. Margolese is the Hebert Black Professor of Surgical Oncology at McGill University and the Director of the Department of Oncology at Sir Mortimer B. Davis-Jewish General Hospital in Montreal. Internationally recognized for his leadership in both cancer research and treatment, he is the author of numerous important scientific publications and has served on the review and editorial boards of most major oncology journals. Dr. Margolese has served as Chairman of the Treatment Committee of the Breast Cancer Task Force at the National Cancer Institute (U.S.A.) and he is the Chairman of the Surgical Committee at the National Surgical Adjuvant Breast Project, a position he has held for the past 20 years. He has served as President of the National Cancer Institute of Canada, as Chairman of Cancer 2000, a Federal and Provincial Task Force on Cancer Control, and as Chairman of the Management Committee of the Canadian Breast Cancer Research Initiative. Dr. Margolese is the recipient of numerous awards including the Order of Canada, and, most recently, the R.M. Taylor medal of the Canadian Cancer Society for the year 2000.

Richard G. Miller, PhD, FRSC

Dr. Miller is a Professor and Chairman of the Department of Medical Biophysics as the University of Toronto, where he was founding and Acting Chairman of the Department of Immunology from 1984 through 1990. He is also a Past President of the Canadian Society of Immunology and a Fellow of the Royal Society of Canada. An internationally recognized scientist and leader in the field of immunology, he has received many honours including being an invited visiting scientist at many of the world's leading immunology centres. He is the author of over 150 publications and numerous book chapters, and has been a member of the editorial board of several key scientific journals in the areas of immunology and cancer. Dr. Miller is a gold medal graduate in Physics from the University of Alberta, and was awarded his PhD at the California Institute of Technology.

Craig M. Pratt, MD

Dr. Pratt is Professor of Medicine and Director of Clinical Cardiovascular Research at Baylor College of Medicine, Houston, Texas. He is widely recognized for his knowledge of FDA regulatory procedures, particularly in the area of cardiovascular disease. From 1987 to 1993, Dr. Pratt was Chair of the Cardiovascular and Renal Drugs Advisory Board of the U.S. Food and Drug Administration. Since then, he has remained an active consultant to the FDA Center for Drug Evaluation and Research. Dr. Pratt is also a leading authority on the design and conduct of large multi-centre clinical trials in the field of cardiology. He has acted as principal investigator or co-investigator for many of the landmark trials that have led to fundamental changes in the management of patients with heart disease. This includes numerous clinical trials sponsored by the National Heart Lung and Blood Institute (NHLBI). In addition, Dr. Pratt has consulted with most of the major pharmaceutical companies regarding various aspects of clinical and regulatory drug development.

Robert Roberts, MD, FRCP(C), FACC, Chairman

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

Fred Rosen, MD

Dr. Rosen is President of the Center for Blood Research in Boston and Professor of Pediatrics at Harvard Medical School. Dr. Rosen is recognized for his ground-breaking research into the functioning of the immune system and the causes of immune deficiency diseases. His wide scientific leadership in immunology has led to fundamental insights into the mechanisms by which immune responses are initiated. His work has been widely published in premier scientific journals, such as Science, Nature, The Lancet, and The New England Journal of Medicine. Dr Rosen has received wide international recognition as a leader in his field. He has been elected as an honorary member to scientific societies in many countries, including becoming a Membre d'Honneur for Life of the French Society of Immunology, and is the recipient of numerous honorary degrees and honours, including being a Distinguished Visiting Scholar, at Christ's College, Cambridge University, England. Dr. Rosen is also active in many important committees and scientific societies and currently chairs the Scientific Advisory Committee of the Clinical Research Center, Children's Hospital, Boston and the World Health Organization's Expert Scientific Committee on Immunodeficiency.

David Wofsy, MD

Dr. Wofsy is the George A. Zimmerman Distinguished Professor of Medicine and Microbiology/Immunology and Director of the Clinical Trials Center at the University of California, San Francisco. He also serves as Chief of the Rheumatology Section at the San Francisco Veterans Administration Medical
Center. Dr. Wofsy is a leading authority on the cellular and molecular mechanisms underlying autoimmune diseases. Based on extensive research, he has developed novel approaches to the use of immune modulation therapies in the treatment of this very common group of diseases. Much of Dr. Wofsy's research has been on systemic lupus erythematosus (SLE), an autoimmune disease, where he was the first to demonstrate the key pathological role of CD4+T cells in a standard animal model of this disease. His most recent research has extended to additional novel methods for blocking T cell activation. These approaches are currently in clinical trials. He is the author of numerous key publications and book chapters, and serves on the editorial and advisory boards of several major immunology journals. He has received many distinguished awards and his visiting professorships include Harvard University and the National Institutes of Health.

Item 11.  Compensation of Directors and Officers
------------------------------------------------

         The following table sets forth all compensation for all periods indicated in respect of the individual who was, as of November 30, 1999, the chief executive officer of the Company, and all other officers of the Company who received, during the financial year of the Company ended November 30, 1999, salary and bonus in excess of $100,000 ("Named Executive Officers").

Summary Compensation Table
--------------------------

---------------------------------------------------------------------------------------------------------------------------
                                             Annual Compensation               Long-Term Compensation
                                      -----------------------------------
                                                                         ------------------------------------
                                                                                  Awards           Payouts
                                                                         ------------------------------------
                                                                                       Restricted
                                                                          Securities     Shares
                                                                Other       Under          Or
                                                                Annual     Options/    Restricted              All Other
                                                              Compens-       SARs        Share       LTIP       Compen-
 Name and Principal Position   Year     Salary     Bonus (2)   ation(5)   Granted        Units      Payouts     sation
                                          ($)         ($)       ($)          (#)          ($)         ($)          ($)
---------------------------------------------------------------------------------------------------------------------------
David Elsley                   1999   167,200       75,240                 622,800(1)
(President and Chief           1998   167,200       63,954                 687,800
Executive Officer)             1997   161,183                              565,000

---------------------------------------------------------------------------------------------------------------------------
Paul Moore                     1999   150,000       53,700                 375,700(1)
(Executive Vice-President,     1998   150,000       47,325                 405,700                             62,499(3)
Chief Operating Officer(4))    1997   131,000                              330,000                             61,067(3)


---------------------------------------------------------------------------------------------------------------------------
Christopher Waddick            1999   132,200       48,385                 396,700(1)
(Vice-President Finance,       1998   132,200       41,709                 346,700
Chief Financial Officer,       1997   124,067       25,000                 280,000
Corporate Secretary and
Treasurer)
---------------------------------------------------------------------------------------------------------------------------

(1) This is a cumulative total and represents the aggregate number of securities under option as at November 30, 1999.
(2)      Bonus paid through the issuance of common shares of the Company.
(3) This payment was made to compensate Mr. Moore for loss of benefits suffered as a result of his acceptance of the position of Chief Operating Officer of the Company.
(4) On February 1, 2000, Mr. Moore was named to the position of Director of Product Development and Marketing and ceased to be an Executive Vice-President and the Chief Operating Officer of the Company.
(5) Perquisites and other personal benefits do not exceed the lesser of $50,000 and 10% of the total of the annual salary and bonus for the above-named officers.

Employment Contracts
--------------------

         The Corporation has entered into an employment agreement, made as of the 1st day of January 1997, with Mr. David G. Elsley. Pursuant to this agreement, Mr. Elsley serves the Corporation as its President and Chief Executive Officer. The following is a summary of the terms of the agreement with Mr. Elsley. The agreement provides for a fixed five-year term, ending on December 31, 2002, and an annual remuneration of $180,000 per annum. Mr. Elsley is entitled to benefits available to other employees of the Corporation. The agreement is terminable at the option of the Corporation; however, if such agreement is not terminated for cause, Mr. Elsley is entitled to a lump-sum payment equal to two years' salary and any options or warrants then outstanding vest for their full term. The agreement contains standard non-competition and non-solicitation provisions.

         The Corporation has entered into an employment agreement, made as of the 1st day of February 2000, with Mr. Paul G. A. Moore. Pursuant to this agreement, Mr. Moore serves the Corporation as its Director of Product Development and Marketing. The agreement provides for a fixed two-year term and an annual remuneration of $115,000 per annum. The agreement is terminable at the option of the Corporation; however, if such agreement is not terminated for cause, Mr. Moore is entitled to a lump-sum payment equal to six months' salary. The other terms of the agreement are similar to those described for Mr. Elsley.

         The Corporation has entered into an employment agreement, made as of the 10th day of March 1997, with Mr. Christopher J. Waddick. Pursuant to this agreement, Mr. Waddick serves the Corporation as its Vice President, Finance, Chief Financial Officer and Secretary and Treasurer. The agreement provides for an annual remuneration of $150,000 per annum. The other terms of the agreement are similar to those described for Mr. Elsley.

Compensation of Directors
-------------------------

         Directors of the Corporation who are not full-time employees of the Corporation are entitled to receive a fee of up to $1,500 for each meeting of the Board and $500 for each meeting of any Committee thereof attended. Directors are also entitled to be reimbursed for their reasonable out-of-pocket expenses incurred on the business of the Corporation and are eligible to receive stock options. For the fiscal period ended November 30, 1999, the Corporation paid $27,000 in directors' fees, as well as reimbursement of reasonable travel expenses.

         Officers and directors, as a group, received total cash remuneration of approximately $477,000 during the fiscal year ended November 30, 1999.

         No amount has been set aside or accrued by the Company and its subsidiaries during the last fiscal year of the Company to provide pension, retirement or similar benefits for directors and officers of the Company, pursuant to any existing plan provided or contributed to by the Company and its subsidiaries.

Item 12.  Options to Purchase Securities from Registrant or Subsidiaries.
-------------------------------------------------------------------------

Stock Option Plan

           The Company maintains a stock option plan pursuant to which a maximum of 5,000,000 options or such greater number as shall have been duly approved by the Board of Directors and if required, by any exchange or over-the-counter market on which the common shares may be listed or quoted for trading or any security regulatory authority, by the shareholders of the Company, may be granted by the board of directors to executive officers, directors, employees, consultants and members of the Scientific Advisory Board of the Company in such numbers, for such periods of time, and at exercise prices as the board may approve and according to the rules and regulations of any stock exchange or dealing network on which the Common Shares may be listed or quoted for trading from time to time.

The following table sets out information relating to outstanding options and warrants to purchase common shares granted by the Company that are outstanding as at the date hereof with the number of persons in each category shown in parentheses:

------------------------------------------------------------------------------------------------------------------------
                                   NUMBER OF                          MARKET VALUE OF    EXERCISE
                                 COMMON SHARES     DATE OF GRANT       SECURITIES ON     PRICE PER      EXPIRY DATE
                                    OPTIONED                           DATE OF GRANT       SHARE
------------------------------------------------------------------------------------------------------------------------
Executive Officers
(Four)
                                     270,000       Sept. 15, 1998          1.00         1.00         Sept. 15, 2003
                                     165,000       May 28, 1996            1.00         1.00         May 28, 2001
                                      45,000       June 19, 1996           1.20         1.20         June 18,2001
                                     205,055       Dec. 15, 1998           1.25         1.25         Dec. 15, 2003
                                     100,000       June 19, 1996           1.20         1.20         June 18,2002
                                     150,000       October 27, 1999        2.95         2.95         October 27, 2004
                                      58,770       January 4, 2000         5.70         5.70         January 4, 2005
                                       5,000       February 3, 2000        9.55         9.55         February 3, 2003

------------------------------------------------------------------------------------------------------------------------
Directors
(Excluding Executive
Officers)  (Six)


                                      10,000       August 4, 1999          1.75         1.75         August 4, 2002
                                      30,000       February 3, 2000        9.55         9.55         February 3, 2003

------------------------------------------------------------------------------------------------------------------------

Other Employees Of
And Advisors To
The Company
(Fifteen)

                                      35,000       May 7, 1998             2.00         2.00         May 7, 2003
                                     196,385       Dec. 15, 1998          1.25          1.25         Dec. 15, 2003
                                     125,000       Sept. 15, 1998         1.00          1.00         Sept. 15, 2003
                                      15,000       May 1, 1997            2.30          2.30         May 1, 2002
                                     100,000       May 28, 1996           1.00          1.00         May 28, 2001
                                     100,000       June 19, 1996          1.20          1.20         June 18, 2002
                                      14,750       May 26, 1999           1.55          1.55         May 26, 2004
                                     125,000       January 8, 1997        1.69          1.69         January 8, 2002
                                      25,000       August 4, 1999         1.75          1.75         August 4, 2004
                                      68,290       January 4, 2000        5.70          5.70         January 4, 2005
                                      10,000       February 3, 2000       9.55          9.55         February 3, 2005
                                      75,000       October 27, 1999       2.95          2.95         October 27, 2004
------------------------------------------------------------------------------------------------------------------------
Other Persons Or
Corporations
(Twenty)
                                     855,749       Mar. 10, 1998          1.75          1.75         Nov. 30, 2000
                                       7,500       Jan. 2, 1996           1.15          1.15         Mar. 13, 2001
                                      70,000       May 25. 1998           1.75          1.75         Nov. 30, 2000
                                      55,000       Jan. 17, 1997          2.48          2.48         Jan. 17, 2001
                                      47,500       August 19, 1999        1.75          1.75         August  31, 2001
                                      10,000       October 27, 1999       2.95          2.95         October 27, 2004
                                      30,000       November 17, 1999      4.03          4.03         November 17, 2001
                                        7,500       January 4, 2000        5.70          5.70         August 31, 2001
                                      30,000       January 4, 2000        7.40          7.40         June 4, 2002
                                      94,000       Jan. 13, 1999          1.98          1.98         July 13, 2000
                                      78,900       Feb. 24, 1999          2.00          2.00         Aug. 22, 2000
------------------------------------------------------------------------------------------------------------------------

         Options/SARs Granted or Exercised During the Most Recently Completed Financial Year

         Details of options granted to the Named Executive Officers during the financial year ended November 30, 1999, are shown in the table set out below.

--------------------------------------------------------------------------------------------------------------------------
                                       % of Total                           Market Value
                      Securities        Options/                           of Securities
                        Under             SARs                               Underlying
                       Options/        Granted to         Exercise            Options/
       Name              SARs          Employees             Or         SARs on the Date of
                       Granted        in Financial       Base Price            Grant                  Expiration
                         (#)              Year          ($/Security)        ($/Security)                 Date
--------------------------------------------------------------------------------------------------------------------------
David Elsley          122,792             19%               $1.25              $1.25              December 15, 2003

--------------------------------------------------------------------------------------------------------------------------
Paul Moore             75,720             12%               $1.25              $1.25              December 15, 2003

--------------------------------------------------------------------------------------------------------------------------
Christopher            66,735             26%               $1.25              $1.25              December 15, 2003
Waddick               100,000                               $2.95              $2.95               October 27, 2004
--------------------------------------------------------------------------------------------------------------------------

         Details of options exercised by the Named Executive Officers of the corporations during the financial year ended November 30, 1999, are shown in the table set out below.

--------------------------------------------------------------------------------------------------------------------------
                                                       Unexercised Options/SARs at FY    Value of Unexercised in-the-Money
       Name            Securities                                 - End (#)                Options/SARs at FY - End ($)
                       Acquired on       Aggregate        Exercisable/Unexercisable          Exercisable/Unexercisable
                        Exercise      Value Realized
                           (#)              ($)
--------------------------------------------------------------------------------------------------------------------------
David Elsley             65,000           60,000               500,000/122,792                   2,460,000/583,000

--------------------------------------------------------------------------------------------------------------------------
Paul Moore               30,000           23,000               300,000/75,720                    1,293,000/360,000

--------------------------------------------------------------------------------------------------------------------------
Christopher Waddick      50,000           29,000               330,000/66,735                    1,450,000/317,000
--------------------------------------------------------------------------------------------------------------------------

Item 13.  Interest of Management in Certain Transactions.
---------------------------------------------------------

         (a) During the fiscal year ended November 30, 1999, there were no transactions, and there are no proposed transactions in which directors, executive officers, holders of ten percent of the Company's outstanding shares, or any associate or affiliate of such person, have had a material interest, direct or indirect.

         (b) None of the officers or directors of the Company is indebted to the Company or was indebted to the Company during the fiscal years ended November 30, 1999, 1998, and 1997.

PART II
-------

Item 14. Description of Securities to be Registered.
----------------------------------------------------

         Not Applicable


PART III

Item 15.  Defaults Upon Senior Securities.
--------  --------------------------------

         None.

Item 16.  Changes in Securities and Changes in Security for Registered
          Securities.
          ------------------------------------------------------------

         None.

PART IV
-------

Item 17.  Financial Statements.
------------------------------

See "Item 18.  Financial Statements."

Item 18.  Financial Statements.
-------------------------------

         a) Report and Consolidated Financial Statements for the years ended November 30, 1999, 1998, and 1997 reported on by KPMG LLP, Chartered Accountants. These statements are prepared in accordance with generally accepted accounting principles in Canada, which, except as described in Note 8 conform in all material respects with accounting principles generally accepted in the United States.

Item 19.  Financial Statements and Exhibits.
-------------------------------------------

         1) Financial Statements.

         a) Report and Consolidated Financial Statements for the years ended November 30, 1999, 1998, and 1997 reported on by KPMG LLP, Chartered Accountants. These statements are prepared in accordance with generally accepted accounting principles in Canada, which, except as described in Note 8 conform in all material respects with accounting principles generally accepted in the United States.

         2) Exhibits.

(Exhibits 1, 2, and 3 (a) have been previously filed with the Securities and Exchange Commission on July 2, 1997 in the Company's Registration Statement on Form 20 - F, and exhibit 3 (b) has been previously filed with the Securities and Exchange Commission on September 1, 1997 in Amendment Number 1 to the Registration Statement on Form 20 - F and are hereby incorporated by reference
Exhibit 3 (c) has been previously filed with the Securities and Exchange Commission on June 12, 1998 in the Company's Registration Statement on Form 20 -
F).

1.       Articles of Incorporation and Amendments thereto.

2.       By-Laws.

3.       List of Agreements

         a. Agreement dated January 31, 1996 between Quarzlampenfabrik Dr. - Ing. Felix W. Muller and Vasogen Inc.;

         b.    Agreement  dated April 15, 1997  between  Delvin Inc. and Vasogen
               Inc.

         c.    Agreement dated November 30, 1997 between Delvin Inc. and Vasogen
               Inc.

         d. Agreement dated September 29, 1999 between Delvin Inc. and Vasogen Inc.

                  Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  VASOGEN INC.

                       By: /s/Christopher J.  Waddick
                           --------------------------
                           Christopher J.  Waddick
                           Vice President, Finance, CFO



Date:

                      Consolidated Financial Statements of

                                  VASOGEN INC.

                          Year ended November 30, 1999

Auditors' Report


To the Board of Directors of Vasogen Inc.



We have audited the consolidated balance sheets of Vasogen Inc. as at November 30, 1999 and 1998 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended November 30, 1999 and for the period from December 1, 1987 to November 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 1999 and 1998 and the results of its operations and its cash flows for each of the years in the three-year period ended November 30, 1999 and for the period from December 1, 1987 to November 30, 1999 in accordance with Canadian generally accepted accounting principles.





Chartered Accountants

/s/ KPMG LLP
-------------
KPMG LLP

Toronto, Canada

December 17, 1999,
except for note 9 which is at February 29, 2,000

VASOGEN INC.
Consolidated Balance Sheets
(In thousands of Canadian dollars)

November 30, 1999, with comparative figures for 1998
------------------------------------------------------------------------------------------------------------------------------------
                                                                                 1999                 1998
------------------------------------------------------------------------------------------------------------------------------------
Assets

Current assets:
     Cash and cash equivalents                                                $     1,031          $     1,073
     Marketable securities (note 2)                                                 7,576                4,128
     Inventory                                                                        117                  243
     Prepaid expenses and advances                                                    445                  109
------------------------------------------------------------------------------------------------------------------------------------
                                                                                    9,169                5,553

Capital assets                                                                        299                  158
Less accumulated amortization                                                        (106)                 (59)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                      193                   99

Acquired technology                                                                 4,081                3,641
Less accumulated amortization                                                      (2,056)              (1,803)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                    2,025                1,838

------------------------------------------------------------------------------------------------------------------------------------
                                                                              $    11,387          $     7,490
------------------------------------------------------------------------------------------------------------------------------------
Liabilities and Shareholders' Equity

Current liabilities:
     Accounts payable and accrued liabilities                                 $       945          $       746

Shareholders' equity:
     Share capital (note 3)                                                        47,752               36,139
     Deficit                                                                      (37,310)             (29,395)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                   10,442                6,744

------------------------------------------------------------------------------------------------------------------------------------
                                                                              $    11,387          $     7,490
------------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

On behalf of the Board:

 /s/ Benoit La Salle              Director
---------------------------------
BENOIT LA SALLE

/S/ Janeric Osterlund            Director
---------------------------------
JANERIC OSTERLUND

VASOGEN INC.
Consolidated Statements of Operations and Deficit
(In thousands of Canadian dollars except per share amounts)

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                   Period from
                                                                                                   December 1,
                                                                                                     1987 to
                                                            Years ended November 30,                November 30,
                                                  1999              1998             1997             1999
------------------------------------------------------------------------------------------------------------------------------------
Expenses:
     Research and development             $      4,672      $      4,656     $      5,351         $     21,209
     Salaries                                    1,064               981            1,097                4,842
     General and administration                  1,224               822              813                5,427
     Professional fees                             908               821              717                4,026
     Amortization of capital assets                 47                32               13                  296
------------------------------------------------------------------------------------------------------------------------------------

Loss for the period                             (7,915)           (7,312)          (7,991)             (35,800)

Deficit, beginning of period                   (29,395)          (22,083)         (14,092)              (1,510)

------------------------------------------------------------------------------------------------------------------------------------
Deficit, end of period                    $    (37,310)     $    (29,395)    $    (22,083)        $    (37,310)
------------------------------------------------------------------------------------------------------------------------------------

Loss per share                            $      (0.25)     $      (0.29)    $      (0.38)
------------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

VASOGEN INC.
Consolidated Statements of Cash Flows
(In thousands of Canadian dollars)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                   Period from
                                                                                                   December 1,
                                                                                                       1987 to
                                                            Years ended November 30,              November 30,
                                                  1999              1998             1997                 1999
------------------------------------------------------------------------------------------------------------------------------------
Cash provided by (used in):

Operations:
     Loss for the period                    $   (7,915)       $   (7,312)       $  (7,991)        $    (35,800)
     Items not involving cash:
         Amortization of capital assets
           and acquired technology                 300               236              199                2,381
         Loss on write-off of
           capital assets                            -                 6                -                   24
         Forgiveness of debt                         -                 -                -                  (63)
         Services provided for
           common shares                           259                55              215                2,216
         Change in non-cash
            working capital (note 4)               (38)               59               83                  288
------------------------------------------------------------------------------------------------------------------------------------
                                                (7,394)           (6,956)          (7,494)             (30,954)
Financing:
     Shares issued for cash                      9,825             5,043            7,625               33,232
     Warrants exercised for cash                 1,739               253            1,621                8,696
     Options exercised for cash                    724                95              482                2,120
     Share issue costs                            (934)             (479)            (312)              (3,174)
     Issue of convertible debt                       -                 -                -                  650
     Financing costs                                 -                 -                -                  (28)
     Payable to related parties                      -                 -                -                 (232)
------------------------------------------------------------------------------------------------------------------------------------
                                                11,354             4,912            9,416               41,264
Investments:
     Increase in capital assets                   (141)             (100)             (17)                (487)
     Increase in acquired technology              (440)             (178)             (60)              (1,283)
     Maturities (purchase) of
        marketable securities                   (3,448)            2,900           (7,028)              (7,576)
------------------------------------------------------------------------------------------------------------------------------------
                                                (4,029)            2,622           (7,105)              (9,346)
Foreign exchange gain on cash held in
   foreign currency                                 27                40                -                   67
------------------------------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash
   and cash equivalents                            (42)              618           (5,183)               1,031
Cash and cash equivalents,
   beginning of period                           1,073               455            5,638                    -

------------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents
   end of period                            $    1,031        $    1,073        $     455         $      1,031
------------------------------------------------------------------------------------------------------------------------------------

Supplementary disclosures (note 4)
See accompanying notes to consolidated financial statements.

VASOGEN INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars)

Year ended November 30, 1999
--------------------------------------------------------------------------------
Since December 1, 1987, the Company has been engaged in the research and commercial development of its proprietary platform medical technology for the treatment and prevention of disease. The Company has not had any commercial operations since that date. The financial information presented has been prepared on the basis that the Company is considered a development stage enterprise and accordingly, the statements of operations and deficit and cash flows reflect the cumulative amounts from December 1, 1987 to November 30, 1999.


1.     Significant accounting policies:


       These consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada, which, except as described in note 8, conform in all material respects with accounting principles generally accepted in the United States.


       (a) Principles of consolidation:


           These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Vasogen Ireland Limited, incorporated in 1998. The functional currency of the Irish subsidiary is the Canadian dollar.


       (b) Marketable securities:


           Marketable securities held to maturity are stated at the lower of amortized cost or market.


       (c) Concentration of credit risk:


           Financial   instruments   potentially   exposing  the  Company  to  a
           concentration of credit risk consist principally of marketable securities.


           Marketable securities include bonds issued by Canadian governments and predominantly crown corporations with varying maturities generally ranging between six months and thirty-six months from the date of purchase and which are capable of prompt liquidation. Market value of these securities approximates cost.

VASOGEN INC.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of Canadian dollars)

Year ended November 30, 1999
--------------------------------------------------------------------------------

1.     Significant accounting policies (continued):


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


       (f) Acquired technology:


           Acquired technology representing the Company's platform medical device technology is stated at cost. Amortization is provided on a straight-line basis over 20 years, representing the period from the acquisition date to the expiry date of the technology's initial patent. On an ongoing basis, management reviews the carrying value and amortization of the technology, taking into consideration any events and circumstances that might impair its value.


       (g) Stock-Based compensation plan


           The Company has a compensation  plan which is described in note 3 b),
           c) and d). No compensation expense is recognized for these plans when stock options or warrants are issued to employees. Any consideration paid by employees on exercise of stock options, warrants or purchase of stock is credited to share capital.


       (h) Research and development:


           Research  costs  are  expensed  as  incurred.  Development  costs are expensed as incurred unless they meet the criteria under generally accepted accounting principles in Canada for deferral and amortization. The Company has not deferred any such development costs.

VASOGEN INC.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of Canadian dollars)

Year ended November 30, 1999
--------------------------------------------------------------------------------

        (i)Measurement uncertainty:


           The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.


2.     Marketable securities:

------------------------------------------------------------------------------------------------------------------------------------
                                                                        One
                                                    One year      year plus                           Yield to
       1999                                         maturity     maturities          Total            maturity
------------------------------------------------------------------------------------------------------------------------------------
       Canadian federal government bonds          $    1,299       $      -      $   1,299       4.21% - 4.54%
       Canadian provincial government
         bonds                                         4,217            668          4,885       4.21% - 6.01%
       Canadian corporate bonds                        1,321             71          1,392       5.00% - 6.10%

------------------------------------------------------------------------------------------------------------------------------------
                                                  $    6,837       $    739      $   7,576
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                                                                        One
                                                    One year      year plus                           Yield to
       1998                                         maturity     maturities          Total            maturity
------------------------------------------------------------------------------------------------------------------------------------
       Canadian federal government bonds          $      100       $      -      $     100               3.62%
       Canadian provincial government
         bonds                                         3,107              -          3,107       3.70% - 5.03%
       Canadian corporate bonds                          598            323            921       5.00% - 5.75%

------------------------------------------------------------------------------------------------------------------------------------
                                                  $    3,805       $    323      $   4,128
------------------------------------------------------------------------------------------------------------------------------------

VASOGEN INC.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of Canadian dollars)

Year ended November 30, 1999
--------------------------------------------------------------------------------

3.     Share capital:

       (a) Authorized unlimited common shares, without par value:

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                        Period from
                                                                                                                        December 1,
                                                                                                                            1987 to
                                                                                                                       November 30,
                                              1999                      1998                       1997                       1999
------------------------------------------------------------------------------------------------------------------------------------
                            Number of                  Number of                 Number of                  Number of
                               shares        Amount       shares       Amount       shares        Amount       shares        Amount
------------------------------------------------------------------------------------------------------------------------------------
                           (In thousands)            (In thousands)            (In thousands)              (In thousands)
Balance, beginning
    of year                    26,574   $    36,139       23,331  $    31,172       18,307   $    21,541        1,032     $   1,213
 Issued for:
      Cash                      6,590         9,825        2,882        5,043        3,064         7,625       21,669        33,232
      Services                    207           259           33           55          115           215        1,531         2,216
      Technology                    -             -            -            -            -             -        1,913         2,799
      Warrants exercised        1,627         1,739          228          253        1,352         1,621        7,049         8,696
      Options exercised           594           724          100           95          493           482        1,974         2,120
      Debt conversion               -             -            -            -            -             -          424           650
      Share issue costs             -          (934)           -         (479)           -          (312)           -        (3,174)

-----------------------------------------------------------------------------------------------------------------------------------
  Balance, end of year         35,592   $    47,752       26,574  $    36,139       23,331   $    31,172       35,592     $  47,752
-----------------------------------------------------------------------------------------------------------------------------------

VASOGEN INC.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of Canadian dollars)

Year ended November 30, 1999
--------------------------------------------------------------------------------

3.     Share capital (continued):


       (b) Stock options:

------------------------------------------------------------------------------------------------------------------------------------
                                                                   1999              1998                 1997
------------------------------------------------------------------------------------------------------------------------------------
                                                                                 (In thousands)

           Balance, beginning of year                             2,435             2,481                1,629
           Issued                                                   766               569                1,345
           Exercised                                               (594)             (100)                (493)
           Expired or cancelled                                     (45)             (515)                   -
------------------------------------------------------------------------------------------------------------------------------------
           Outstanding, end of year                               2,562             2,435                2,481
------------------------------------------------------------------------------------------------------------------------------------
           Exercisable, end of year                               2,092             2,285                1,793
------------------------------------------------------------------------------------------------------------------------------------

           The exercise prices set must at least equal the fair value of the underlying common shares on the date of the grant. Each option granted allows the holder to purchase one common share. As at November 30, 1999, these options have exercise prices ranging from $1.00 to $2.95, generally vest over a maximum period of two to three years and expire over various dates to 2004.

       (c) Warrants:

------------------------------------------------------------------------------------------------------------------------------------
                                                                            1999           1998           1997
------------------------------------------------------------------------------------------------------------------------------------
                                                        Warrants
                                                      issued for
                                         Warrants     financing/
                                       issued for     technology
                                         services    acquisition           Total          Total          Total
------------------------------------------------------------------------------------------------------------------------------------
                                                                                      (In thousands)
           Balance,
              beginning of year             2,100          3,785           5,885          4,725          4,078
           Issued                             424            372             796          2,538          2,182
           Exercised                         (632)          (995)         (1,627)          (228)        (1,352)
           Expired or cancelled              (200)          (382)           (582)        (1,150)          (183)
------------------------------------------------------------------------------------------------------------------------------------
           Outstanding, end of year         1,692          2,780           4,472          5,885          4,725
------------------------------------------------------------------------------------------------------------------------------------
           Exercisable, end of year         1,524          2,780           4,304          5,885          4,585
------------------------------------------------------------------------------------------------------------------------------------

VASOGEN INC.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of Canadian dollars)

Year ended November 30, 1999
--------------------------------------------------------------------------------
3.     Share capital (continued):


           As at November 30, 1999, these warrants have exercise prices ranging from $1.00 to $3.05 and expire over various dates to 2005. Each warrant granted allows the holder to purchase one common share. Warrants issued for services are at values which approximate the market value of the services received.


       (d) Employment options:


            The following tables present information on employment options which include stock options and common share purchase warrants issued for employment compensation:

------------------------------------------------------------------------------------------------------------------------------------
                                                      1999                      1998                      1997
------------------------------------------------------------------------------------------------------------------------------------
                                                  Weighted                  Weighted                  Weighted
                                                   average                   average                   average
                                                  exercise                  exercise                  exercise
                                      Number         price       Number        price       Number        price
------------------------------------------------------------------------------------------------------------------------------------
                              (In thousands)              (In thousands)            (In thousands)

           Outstanding,
              beginning of year        4,534     $   1.37         4,445    $    1.43        3,444    $    1.08
           Issued                        766         1.62           804         1.25        1,745         1.84
           Exercised                  (1,194)        1.18          (150)        1.01         (744)        1.05
           Expired or cancelled         (245)        1.52          (565)        2.23            -            -

------------------------------------------------------------------------------------------------------------------------------------
            Outstanding,
              end of year              3,861     $   1.46         4,534    $    1.37        4,445    $    1.43
------------------------------------------------------------------------------------------------------------------------------------

           Exercisable,
              end of year              3,392     $   1.40         4,385    $    1.35        3,618    $    1.31

------------------------------------------------------------------------------------------------------------------------------------

           As at November 30, 1999,  there were 246,952 (1998 - 380,798;  1997 -
569,798) employment options available for grant.

VASOGEN INC.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of Canadian dollars)

Year ended November 30, 1999
--------------------------------------------------------------------------------

3.     Share capital (continued):


           Employment options outstanding and exercisable as of November 30, 1999 are as follows:

------------------------------------------------------------------------------------------------------------------------------------
                                           1999 Employment                                     1999 Employment
                                       options outstanding                                 options exercisable
------------------------------------------------------------------------------------------------------------------------------------
                                                                  Weighted average
           Exercise                                                      remaining
           price                                    Number        contractual life                      Number
------------------------------------------------------------------------------------------------------------------------------------
                                            (In thousands)                                      (In thousands)

           $   1.00 -  $1.15                         1,430               2.1 - 2.7                       1,430
               1.16 -   1.55                         1,347               0.6 - 4.5                         908
               1.56 -   1.90                           649               1.0 - 3.8                         629
               1.91 -   2.63                           225               0.8 - 3.4                         215
               2.64 -   2.95                           210               0.5 - 4.9                         210

------------------------------------------------------------------------------------------------------------------------------------
                                                     3,861                     2.3                       3,392
------------------------------------------------------------------------------------------------------------------------------------

4.     Supplemental cash flow information:


       (a) Change in non-cash working capital:

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                    Period from
                                                                                                      December 1,
                                                                                                       1987 to
                                                            Years ended November 30,                  November 30,
                                                        1999           1998           1997                1999
------------------------------------------------------------------------------------------------------------------------------------
       Inventory                                  $      126       $   (243)     $       -               (117)
       Prepaid expenses and advances                    (336)           (23)           (52)              (413)
       Accounts payable and accrued liabilities          199            365            135                885
       Foreign exchange                                  (27)           (40)             -                (67)

------------------------------------------------------------------------------------------------------------------------------------
                                                  $      (38)      $     59      $      83                288
------------------------------------------------------------------------------------------------------------------------------------

VASOGEN INC.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of Canadian dollars)

Year ended November 30, 1999
--------------------------------------------------------------------------------

4.     Supplemental cash flow information (continued):


     (b) Non-cash financing and investing activities:

       Non-cash financing activity:
            Debt conversion                          -                 -                -                 (650)
            Shares issued on debt conversion         -                 -                -                  650
            Shares issued for services             259                55              215                2,216
            Shares issued for technology             -                 -                -                2,799
------------------------------------------------------------------------------------------------------------------------------------
                                                   259                55              215                5,015
------------------------------------------------------------------------------------------------------------------------------------

       Non-cash investing activity:
            Technology acquired for
               shares issued                         -                 -                -               (2,799)

------------------------------------------------------------------------------------------------------------------------------------

5.     Fair values of financial instruments:


       The carrying values of cash, cash equivalents, marketable securities and accounts payable and accrued liabilities approximate their fair value due to the relatively short periods to maturity of the instruments.


6.     Income taxes:


       Under the Income Tax Act of Canada, certain expenditures are classified as Scientific Research & Experimental Development expenditures and are grouped into a pool for tax purposes, which is 100% deductible in the year incurred. This expenditure pool can also be carried forward indefinitely and deducted in full in any subsequent year.


       The balance of the Scientific Research & Experimental Development expenditure pool at November 30, 1999 is approximately $7,445,000 (1998 - $5,887,000).

VASOGEN INC.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of Canadian dollars)

Year ended November 30, 1999
--------------------------------------------------------------------------------

6.     Income taxes (continued):


       The Company has also earned estimated investment tax credits ("ITCs") on Scientific Research & Experimental Development expenditures, which will expire as follows:

------------------------------------------------------------------------------------------------------------------------------------
       2005                                                                                         $      128
       2006                                                                                                299
       2007                                                                                                404
       2008                                                                                                341
       2009                                                                                                533

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                    $    1,705
------------------------------------------------------------------------------------------------------------------------------------

       The Company has losses of approximately $11,339,000 available to reduce future taxable income, the benefit of which will be recognized in the accounts when realized. These tax losses expire as follows:

------------------------------------------------------------------------------------------------------------------------------------
       2003                                                                                        $     3,058
       2004                                                                                              6,473
       2006                                                                                              1,808

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                   $    11,339
------------------------------------------------------------------------------------------------------------------------------------

       The Company's subsidiary, Vasogen Ireland Limited, has losses of approximately $8,564,191 available indefinitely to reduce future taxable income, the benefit of which will be recognized in the accounts when realized.

7.     Commitments and contingency:

       (a) Royalties:

       The Company has granted royalties to arm's-length third parties on gross amounts received by the Company on commercial sales of its products comprising 1.5% on all sales to a maximum royalty of $1.3 million per annum and an additional 4% with respect to revenue derived from VAS971. To date, no royalties are due and/or payable.

VASOGEN INC.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of Canadian dollars)

Year ended November 30, 1999
--------------------------------------------------------------------------------

       (b) Uncertainty due to the Year 2000 Issue:

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


8. Differences between generally accepted accounting principles ("GAAP") in Canada and the United States:


       The Company's consolidated financial statements are prepared in accordance with GAAP in Canada which differ in certain respects from those applied in the United States. The following tables present the impact of material differences between Canadian GAAP and GAAP in the United States on the Company's consolidated financial statements.

VASOGEN INC.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of Canadian dollars)

Year ended November 30, 1999
--------------------------------------------------------------------------------

8. Differences between generally accepted accounting principles ("GAAP") in Canada and the United States (continued):


       (a) Consolidated statement of operations and deficit:

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                    Period from
                                                                                                    December 1,
                                                                                                      1987 to
                                                                 Years ended November 30,           November 30,
                                                          1999           1998            1997           1999
------------------------------------------------------------------------------------------------------------------------------------
           Loss per Canadian GAAP                  $    (7,915)    $   (7,312)    $    (7,991)     $   (35,800)
           Technology costs (i)                           (440)          (179)            (60)          (4,081)
           Technology amortization (i)                     253            204             186            2,056
           Non-employee stock options (ii)                (326)          (128)           (467)            (921)
           Warrants issued to acquire
              technology (iii)                               -              -               -              (61)
------------------------------------------------------------------------------------------------------------------------------------
           Loss per United States GAAP             $    (8,428)    $   (7,415)    $    (8,332)     $   (38,807)
------------------------------------------------------------------------------------------------------------------------------------

           Basic and diluted loss per share
              under United States GAAP             $     (0.27)    $    (0.29)    $    (0.39)
------------------------------------------------------------------------------------------------------------------------------------
                                                                  (In thousands)
           Weighted average number of
              shares under United States GAAP           31,131         25,416          21,360
------------------------------------------------------------------------------------------------------------------------------------

       (b) Consolidated balance sheet:

------------------------------------------------------------------------------------------------------------------------------------
                                                                   1999                                   1998
------------------------------------------------------------------------------------------------------------------------------------
                                                                 United                                 United
                                             Canada              States             Canada              States
------------------------------------------------------------------------------------------------------------------------------------
           Acquired technology (i)     $      2,025        $          -       $      1,838         $         -
           Share capital (ii) (iii)          47,752              48,734             36,139              36,795
           Deficit, end of year
              (i) (ii) (iii)                (37,310)            (40,317)           (29,395)            (31,889)
           Deficit accumulated
              during development
              stage (i) (ii) (iii)          (35,800)            (38,807)           (27,885)            (30,379)
------------------------------------------------------------------------------------------------------------------------------------

VASOGEN INC.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of Canadian dollars)

Year ended November 30, 1999
--------------------------------------------------------------------------------

8. Differences between generally accepted accounting principles ("GAAP") in Canada and the United States (continued):


           (i) Canadian GAAP permits the capitalization and amortization of acquired technology costs. Under United States GAAP, such acquired technology costs are charged to expense. At the acquisition date, the technological feasibility of this technology had not yet been established and had no future alternative uses.

           (ii) In 1996, Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS No. 123), "Accounting for Stock Based Compensation," was issued and requires the recording of compensation costs for stock options issued after December 15, 1995 to non-employees, such as members of the Scientific Advisory Board and Business Advisory Board, at fair value. The fair value of the non-employee stock options granted in 1999 has been estimated at the date of grant using the Black-Scholes option pricing model based on the assumptions set out in note 8(e).

                For purposes of measuring compensation cost under United States GAAP, the Company has applied the provisions of APB Opinion No. 25 in accounting for stock options and common share purchase warrants issued for employment compensation ("employment options"). Under this method, compensation cost is measured consistently with the approach used under Canadian GAAP and, accordingly, no compensation expense has been recognized.

           (iii)In 1996, 100,000 common share purchase warrants were issued as part of the technology acquisition consideration. United States GAAP requires these acquired technology costs to be recorded in an amount approximating the fair value of the warrants issued, estimated at their grant date using the Black-Scholes option pricing model based on the assumptions similar to those disclosed in note 8(e).

       (c) Consolidated statement of cash flows:

           Cash  from   operations   under  United   States  GAAP  includes  the
           adjustments (i), (ii) and (iii) to the loss for the year.

           Cash used in investing activities under United States GAAP excludes amounts representing acquired technology (adjustment (i)).

VASOGEN INC.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of Canadian dollars)

Year ended November 30, 1999
--------------------------------------------------------------------------------


8. Differences between generally accepted accounting principles ("GAAP") in Canada and the United States (continued):

       (d) Income taxes:

           Under Canadian GAAP, deferred tax assets resulting from the benefit of loss carryforwards are recognized only when there is virtual certainty that the losses will be utilized.

           United States GAAP requires that deferred income taxes be accounted for under the liability method, whereby deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. A valuation allowance against the net deferred tax debits may be provided due to the uncertainty of realization.

          The Company has determined that there is no material difference in the net deferred income tax position of the Company recognized under United States GAAP as any deferred taxes initially recognized are fully offset by a valuation allowance. Management has provided a valuation allowance equivalent to the gross deferred tax asset given the nature of the Company's activities and uncertainty that it will generate sufficient income for tax purposes to utilize these losses in the carryforward year.

           The approximate tax effect of the Company's temporary difference and losses carryforward which give rise to the Company's deferred tax asset are as follows:

------------------------------------------------------------------------------------------------------------------------------------
                                                               1999                  1998                 1997
------------------------------------------------------------------------------------------------------------------------------------
           Unclaimed technology costs                     $   3,321           $     2,413          $     1,544
           Loss carryforwards                                 5,497                 4,368                7,692
------------------------------------------------------------------------------------------------------------------------------------

           Gross deferred tax asset                           8,818                 6,781                9,236

           Valuation allowance                               (8,818)               (6,781)              (9,236)

------------------------------------------------------------------------------------------------------------------------------------
           Net deferred tax asset                         $       -           $         -          $         -
------------------------------------------------------------------------------------------------------------------------------------

VASOGEN INC.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of Canadian dollars)

Year ended November 30, 1999
--------------------------------------------------------------------------------


8. Differences between generally accepted accounting principles ("GAAP") in Canada and the United States (continued):

       (e) Stock-based compensation:


           The fair value of the employment options and non-employee options has
           been   estimated   at  the  date  of  grant  or  reissue   using  the
           Black-Scholes option pricing model under the following assumptions:

------------------------------------------------------------------------------------------------------------------------------------
                                                                     1999               1998              1997
------------------------------------------------------------------------------------------------------------------------------------
           Weighted average risk-free interest rate                     6.19%              5.54%        6.71%
           Dividend yield                                               0.00               0.00         0.00
           Volatility factor of the expected market
              price of the Company's common shares                      0.90               0.90         0.90
           Weighted average expected life of the
              employment options                                     2 years            2 years      2 years
------------------------------------------------------------------------------------------------------------------------------------

           The  resulting  weighted  average,   grant-date  fair  value  of  the
           employment options and non-employee options issued in 1999 was $1.05 (1998 - $0.88).

           While SFAS No. 123 does not require the recording of compensation cost for stock options issued to employees at fair value, it does require disclosure of pro forma net income and earnings per share information as if the Company had accounted for employment options issued in 1999, 1998 and 1997 under the fair value method, as follows:

------------------------------------------------------------------------------------------------------------------------------------
                                                                 1999                1998                 1997
------------------------------------------------------------------------------------------------------------------------------------
           Loss for the year                              $    (8,428)        $    (7,415)         $    (8,332)
           Compensation cost - employees                         (675)               (665)                (797)

------------------------------------------------------------------------------------------------------------------------------------
           Pro forma loss for the year                    $    (9,103)        $    (8,080)         $    (9,129)
------------------------------------------------------------------------------------------------------------------------------------

           Pro forma loss per share                       $    (0.29)         $     (0.32)         $     (0.43)

------------------------------------------------------------------------------------------------------------------------------------

           The effects of applying SFAS No. 123 to calculate compensation cost in 1999, 1998 and 1997 may not be representative of the effects on pro forma net income in future periods.

VASOGEN INC.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of Canadian dollars)

Year ended November 30, 1999
--------------------------------------------------------------------------------

8. Differences between generally accepted accounting principles ("GAAP") in Canada and the United States (continued):

       (f) Recent accounting pronouncements:


           In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 established methods of accounting for derivative financial instruments and hedging activities related to those instruments, as well as other hedging activities. Application for this SFAS has been postponed. As such, the Company will be required to implement SFAS No. 133 for its fiscal year ended November 30, 2001. The Company expects the adoption of SFAS No. 133 will have no material impact on its financial position, results of operations or cash flows.

           In 1999, the FASB issued SFAS No. 134 to No. 137. The Company expects that the adoption of SFAS No. 134 to No. 137 will have no material impact on its financial position, results of operations or cash flows.

           In 1999, the AICPA issued SOP 98-6 to 99-3. The Company expects that the adoption of SOP 98-6 to 99-3 will have no material impact on its financial position, results of operations or cash flows.

9.     Subsequent event

           In February 2000, the Company issued 1,725,000 Special Warrants at a price of $9.00 per Special Warrant for proceeds of $15,325,000, net of issuance costs of $200,000. Each Special Warrant entitles the holder thereof to acquire one common share of the Company at no additional cost.

           Subject to adjustment, the Special Warrants are exercisable at any time and will be automatically exercised following the issuance of a receipt for the final prospectus qualifying the common shares to be issued upon exercise of the Special Warrants.

                                 DELVIN LIMITED
                      POB 404 Whiteley Chambers, Don Street
                    St. Helier, Jersey JE 9 WG Channel Island


September 29, 1999

Confidential

Vasogen Ireland Limited
Shannon Airport House
Shannon, Co. Clare
Ireland


Dear Sirs:

RE: Agreement dated November 1, 1997 between Vasogen Ireland Limited ("VIL") and Delvin Ltd. ("Delvin") (the "Agreement")

This letter confirms that upon payment to Delvin on or before October 8, 1999 of $160,044 (taking into account the discount of $36,000 for early payment) the Royalty payable to Delvin pursuant to the agreement will equal 1.5% of the gross amount actually received, directly or indirectly, by Vasogen or any subsidiary thereof on the commercial sale of products by Vasogen or any subsidiary thereof which incorporate the Technology (as such term is defined in the Agreement). This letter also confirms that upon payment to Delvin on or before October 8, 1999 of $160,044 the Royalty payable to Delvin in any one fiscal year shall not exceed $1.3 million.

All figures above are stated in Canadian currency.

This amendment will become void if the payment is not made by October 8, 1999. In that case the agreement dated November 1, 1997 stays in force.

If you are in agreement with the above, please signify by signing this letter and returning it via fax to my attention.


DELVIN LTD.                                   AGREED AND ACCEPTED BY:

                                              Dated the 29 day of September 1999




-------------------------                     ------------------------------
Duly Authorized Signatory                     Duly Authorized Signatory of
                                              Vasogen Ireland Limited