Form 20-F
period 2000-11-30
VASOGEN INC
filed 2001-05-31
CIK 1042018

SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F


[_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


                                       OR

[_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

             For the transition period from __________ to __________

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

                                      None
                                (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common shares as of the close of the period covered by the annual report - 44,741,697 shares outstanding.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing
requirements for the past 90 days.    Yes [X]      No ___ .

Indicate by check mark which financial statement item the Registrant has elected
to follow.    Item 17 ___    Item 18   [X].

                                     PART I

Item 1. Identity of Directors, Senior Management and Advisers.
        ------------------------------------------------------

        Not applicable.

Item 2. Offer Statistics and Expected Timetable.
        ----------------------------------------

        Not applicable.

Item 3. Key Information.
        ----------------

A. Selected Financial Data.
   ------------------------

     Following is selected financial data of Vasogen Inc. ("Vasogen" or "the Company"), expressed in Canadian dollars, for each of the last five fiscal years ended November 30, calculated in accordance with Canadian generally accepted accounting principles, which except as described in Note 9 to the financial statements, conform in all material respects with accounting principles generally accepted in the United States.

Years ended November 30

(in thousands of dollars except for per share data)

                                       2000             1999             1998             1997             1996
                                    --------          -------          -------          -------         --------
Research and development              6,108            4,672            4,656            5,351            3,167
General and administration            5,156            3,554            2,957            2,830            1,790
Loss before the undernoted          (11,264)          (8,226)          (7,613)          (8,181)          (4,957)
Investment income                     1,303              311              301              190               95
Loss for the period                  (9,961)          (7,915)          (7,312)          (7,991)          (4,862)
Loss per share                        (0.24)           (0.25)           (0.29)           (0.38)           (0.38)
Working capital                      41,490            8,224            4,807            7,188            5,426
Total assets                         44,840           11,387            7,490            9,470            7,696
Share capital                        90,785           47,752           36,139           31,172           21,541
Deficit                             (47,271)         (37,310)         (29,395)         (22,083)         (14,092)
Shareholders' equity                 43,514           10,442            6,744            9,089            7,449

Notes:

(1) To date, the Company has been in the development stage and, accordingly, has no revenue.

     All dollar amounts herein are expressed in Canadian dollars/1/, unless otherwise indicated. Reference is made to footnote number 1 for a summary of the exchange rates between the U.S. and Canadian dollar.

----------

     /1/ The following table sets forth the exchange rate for one Canadian dollar expressed in terms of one U.S. dollar for the fiscal years 1996 through 2000 and for November 2000 through April 2001.

                               AVERAGE

                       1996               .7332

                       1997               .7286

                       1998               .6742

                       1999               .6744

                       2000               .6723


                                     LOW               HIGH

        November 2000               .6636             .6783

        December 2000               .6547             .6687

        January 2001                .6410             .6552

        February 2001               .6969             .6669

        March 2001                  .6595             .6692

        April 2001                  .6494             .6697


     The exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. At May 16, 2001, one Canadian dollar, as quoted by Telerate and other sources at 4 p.m. Eastern Time for New York foreign exchange selling rates (for bank transactions of at least $1,000,000), equaled $.6504 in U.S. dollars. (Source: The Globe and Mail, Toronto)

     Reference is made to Note 9 of the Company's audited financial statements for the year ended November 30, 2000, in "Item 18. Financial Statements", for a description of the differences between Canadian and United States generally accepted accounting principles, and how these differences affect the Company's financial statements.

     The following table sets forth how the above amounts would be presented under United States generally accepted accounting principles for the fiscal years ended November 30, 2000, 1999, and 1998:


Fiscal Years Ended November 30

(in thousands of dollars except for per share data)


                                                 2000        1999          1998

Research and development                        5,855        4,859        4,631
Loss for the period                           (10,303)      (8,428)      (7,415)
Basic and diluted loss per share                (0.25)       (0.27)       (0.29)
Total Assets                                   43,068        9,362        5,652
Share Capital                                  92,362       48,374       36,795
Deficit                                       (50,620)     (40,317)     (31,889)
Shareholders' equity                           41,742        8,057        4,906

B.   Capitalization and Indebtedness.
     --------------------------------

         Not applicable.

C.   Reasons for the Offer and Use of Proceeds.
     ------------------------------------------

         Not applicable.

D.   Risk Factors.
     -------------

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

     (b) Government and Insurance Reimbursements for Healthcare Expenditures

     Government and insurance reimbursements for healthcare expenditures play an important role for all healthcare providers, including physicians, drug companies, medical supply companies, and companies such as Vasogen which plans to offer its various products and treatments in the United States and other countries in the future. In the United States, the ability of Vasogen to have its products and treatments eligible for Medicare or private insurance reimbursement will be an important factor in determining the ultimate success of its products. If for any reason, Medicare or the insurance companies decline to provide reimbursement for Vasogen's products and treatments, this would have a materially adverse effect on Vasogen. There can be no assurance that Vasogen's products and treatments will be eligible for reimbursement.

     There has been a trend of declining government and private insurance expenditures for many health care items. Even if Vasogen's products and treatments are approved for reimbursements by Medicare and private insurances, of which there can be no assurance, the amount of reimbursement may be reduced at times, or even eliminated, having a materially adverse effect on Vasogen.

     (c) Potential Competition

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

     (e) Product Concentration

     Vasogen intends to rely substantially on the exploitation of its products that are currently in development for its future earnings. If any of these products does not become commercially saleable for whatever reason, Vasogen's future earnings will suffer. If the products become commercially suitable, Vasogen's future financial performance will then depend on the successful introduction and customer acceptance of its products, of which there can be no assurance.

     (f) Scientific Research and Product Risk

     Definitive proof of the precise mechanism of action of a biological response modifier such as immune modulation therapy will require considerably more basic scientific research than has been accomplished to date. With the exception of certain patient trials, results from clinical trials have not yet been obtained and the impact of immune modulation therapy in the treatment of these conditions has not yet been addressed. There can be no assurances that the products that Vasogen is currently developing will be approved by regulatory agencies or that further testing will yield positive results. Should the product prove to have no benefit and/or have an unsafe profile, its development will likely be discontinued.

     (g) Key Personnel

     The operations of the Company are highly dependent upon the participation of its key personnel. The loss of the service of any one of the key personnel may materially affect the ability of the Company to grow and expand. The Company carries keyman insurance on senior management members who are critical to the Company.

     (h) Financing

     The Company may need to raise additional funds to conduct research and development, preclinical studies, and clinical trials necessary to bring its potential products to market and establish manufacturing and marketing capabilities. The Company's future capital requirements will depend on many factors, including continued scientific progress in its research and development programs, the scope and results of preclinical studies and clinical trials, the time and costs involved in obtaining regulatory approvals, the costs involved in filing, prosecuting and enforcing patent claims, competing technological and market developments, the cost of manufacturing scale-up, effective commercialization activities and arrangements, and other factors not within the Company's control.

     Adequate funds may not be available when needed or on terms acceptable to the Company. Insufficient funds may require the Company to scale back or eliminate some or all of its research and development programs or license to third parties products or technologies that the Company would otherwise seek to develop itself. The Company anticipates that its existing resources will enable the Company to maintain its current and planned operations through fiscal 2003.

     (i) Manufacturing

     Vasogen currently relies upon a single subcontractor for the disposable blood containers and a single subcontractor for the medical instruments on which its immune modulation therapy delivery systems are based. The Company is continually reviewing its own capabilities and the capabilities of other potential suppliers and subcontractors. The establishment of additional or replacement suppliers for certain materials, components, subassemblies, assemblies, or finished products may not be accomplished quickly, largely due to the regulatory approval systems and the complex nature of manufacturing processes employed by many suppliers. The failure to obtain sufficient quantities of component materials on commercially reasonable terms could have a material adverse effect on the Company's business, financial condition, and results of operations.

     There can be no assurance that the Company will be successful in scaling up its manufacturing operations or that it will not experience manufacturing difficulties or recalls or safety alerts in the future. Potential difficulties experienced by the Company in manufacturing scale-up, including recalls or safety alerts, could have a material adverse effect on the Company's business, financial condition, and results of operations.

     (j) Dilution

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

     (k) Uncertainty of Product Development and Clinical Testing

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

     Failure of these trials to demonstrate the safety and effectiveness of these immune modulation therapies could have a material adverse effect on the regulatory approval process for this potential product. There can be no assurance that the results of the Company's preclinical studies and clinical trials will be indicative of future clinical trial results. A commitment of substantial resources to conduct time-consuming research, preclinical studies, and clinical trials will be required if the Company is to complete development of its products. Delays in planned patient enrollment in the Company's current clinical trials or future clinical trials may result in increased costs, program delays, or both. There can be no assurance that any of the Company's potential products will prove to be safe and effective in clinical trials, that FDA or other regulatory approvals will be obtained, or that such products will achieve market acceptance.

     Any products resulting from these programs may not be successfully developed or commercially available in the United States for a number of years, if at all. There can be no assurance that unacceptable toxicities or side effects will not occur at any time in the course of human clinical trials or, if any products are successfully developed and approved for marketing, during commercial use of the Company's products. The appearance of any such unacceptable toxicities or side effects could interrupt, limit, delay, or abort the development of any of the Company's products or, if previously approved, necessitate their withdrawal from the market. Furthermore, there can be no assurance that disease resistance will not limit the efficacy of potential products.

     (l) Potential Conflicts of Interests

     Certain of the directors and officers of the Company are also directors and officers of other companies. Consequently, there exists the possibility for such directors and officers to be in a position of conflict. Any decision made by any of such directors and officers involving the Company are made in accordance with their duties and obligations to deal fairly and in good faith with the Company and such other companies. In addition, each of the directors of the Company will declare a conflict in, and refrain from voting on, any matter in which such director may have a conflict of interest. Reference is made to "Item 7B. Related Party Transactions."

     (m) History of Operating Losses

     As of November 30, 2000, the Company had an accumulated deficit of approximately $47.3 million. The Company has not generated revenues from the commercialization of any products and expects to incur substantial net operating losses over the next several years. There can be no assurance that the Company will be able to generate sufficient product revenue to become profitable at all or on a sustained basis. The Company expects to have quarter-to-quarter fluctuations in expenses, some of which could be significant, due to expanded research, development and clinical trial activities.

     (n) Patents and Proprietary Technology

     The Company has filed a number of patent applications in the United States and many international countries. The Company files applications as appropriate for patents covering its products and processes. The Company has been issued patents covering certain aspects of its immune modulation therapies. The Company's success may depend in part on its ability to obtain patent protection for its products and processes. There can be no assurance that the Company's patent applications will be issued as patents or that any of its issued patents, or any patent that may be issued in the future, will provide the Company with adequate protection for the covered products, processes, or technology. The patent positions of biotechnology and pharmaceutical companies can be highly uncertain, and involve complex legal and factual questions. Therefore, the breadth of claims allowed in biotechnology and pharmaceutical patents cannot be predicted. The Company also relies upon unpatented trade secrets and know-how, and no assurance can be given that others will not independently develop substantially equivalent trade secrets or know how. In addition, whether or not the Company's patents are issued, or issued with limited coverage, others may receive patents, which contain claims applicable to the Company's product. There can be no assurance that any of the Company's patents, or any patents issued to the Company in the future, will afford meaningful protection against competitors. Defending any such patent could be costly to the

Company, and there can be no assurance that the patent would be held valid by a court of competent jurisdiction.

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

     (o) Dependence on Third Parties

     The Company's strategy for the research, development, and commercialization of its products requires entering into various arrangements with corporate collaborators, licensors, licensees, and others, and the Company's commercial success is dependent upon these outside parties performing their respective contractual responsibilities. The amount and timing of resources such third parties will devote to these activities may not be within the control of the Company. There can be no assurance that such parties will perform their obligations as expected or that the Company will derive any revenue from such arrangements. There can be no assurance that these collaborations will result in the development of any commercial products. The Company intends to seek additional collaborative arrangements to develop and commercialize certain of its products. There can be no assurance that the Company will be able to negotiate collaborative arrangements on favorable terms, or at all, in the future, or that its current or future collaborative arrangements will be successful.

     (p) Lack of Commercial Manufacturing and Marketing Experience

     If the Company were successful in developing the markets for immune modulation therapies, the Company would have to arrange for the manufacture of its devices. At the present time, the Company has not finalized arrangements for the manufacture of these treatment medical devices on a large scale. There can no assurance that the Company, on a timely basis, will be able to make the transition from manufacturing clinical trial quantities to commercial production quantities successfully or be able to arrange for contract manufacturing. The Company believes it will be able to manufacture its medical devices for initial commercialization, if the product obtains FDA approval, but it has not yet demonstrated the capability to manufacture the treatment devices in commercial quantities.

     The Company has no experience in the sales, marketing, and distribution of pharmaceutical or medical products. There can be no assurance that the Company will be able to establish sales, marketing, and distribution capabilities or make arrangements with its collaborators, licensees or others to perform such activities or that such efforts will be successful. The manufacture of the Company's products involves a number of steps and requires compliance with stringent quality control specifications imposed by the Company itself and by the FDA. Moreover, the Company's products can only be manufactured in a facility that has undergone a satisfactory inspection by the FDA. For these reasons, the Company would not be able quickly to replace its manufacturing capacity if it were unable to use its manufacturing facilities as a result of a fire, natural disaster (including an earthquake), equipment failure, or other difficulty, or if such facilities are deemed not in compliance with the FDA's drug cGMP requirements and the non-compliance could not be rapidly rectified. The Company's inability or reduced capacity to manufacture its products would have a material adverse effect on the Company's business and results of operations.

     The Company may enter into arrangements with contract manufacturing companies to expand its own production capacity in order to meet requirements for its products, or to attempt to improve manufacturing efficiency. If the Company chooses to contract for manufacturing services and encounters delays or difficulties in establishing relationships with manufacturers to produce, package, and distribute its finished products, clinical trials, market introduction and subsequent sales of such products would be adversely affected. Further, contract manufacturers must also operate in compliance with the FDA's drug cGMP requirements; failure to do so could result in, among other things, the disruption of product supplies. Until recently, biologic product licenses could not be held by any company unless it performed significant manufacturing operations. The FDA recently amended its regulations in this regard, and the Company believes that under these new regulations it can now hold licenses for its biological products without performing significant manufacturing steps. Nonetheless, the Company's potential dependence upon third parties for the manufacture of its products may adversely affect the Company's profit margins and its ability to develop and deliver such products on a timely and competitive basis.

     (q) Uncertainty of Product Pricing, Reimbursement, and Related Matters

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

     (r) Product Liability Exposure

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

     (s) Hazardous Material; Environmental Matters

     Although the Company does not currently manufacture commercial quantities of its products, it produces limited quantities of such products for its clinical trials. The Company's research and development processes involve the controlled storage, use, and disposal of hazardous materials, and biological hazardous materials. The Company is subject to federal, state, and local laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and certain waste products. Although the Company believes that its safety procedures for handling, and disposing of such materials comply with the standards prescribed by such laws and regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, the Company could be held liable for any damages that result, and any such liability could exceed the resources of the Company. There can be no assurance that the Company will not be required to incur significant costs to comply with current or future environmental laws and regulations, nor that the operations, business, or assets of the Company will not be materially or adversely affected by current or future environmental laws or regulations.

     (t) Volatility of Stock Price and Absence of Dividends

     The market price of the Company's Shares, like that of the common stock of many other biopharmaceutical companies in the development stages, has been and is likely to be highly volatile. Factors such as the results of preclinical studies and clinical trials by the Company, its collaborators, or its competitors, other evidence of the safety or efficacy of products of the Company or its competitors, announcements of technological innovations or new products by the Company or its competitors, governmental regulatory actions, developments with the Company's collaborators, developments concerning patent or other proprietary rights of the Company or its competitors (including litigation), concern as to the safety of the Company's products, period-to-period fluctuations in the Company's operating results, changes in estimates of the Company's performance by securities analysts, market conditions for biopharmaceutical stocks in general, and other factors not within the control of the Company could have a significant adverse impact on the market price of the Common Stock. The Company has never paid cash dividends on its Common Stock and does not anticipate paying any cash dividends in the foreseeable future.

Item 4.  Information on the Company.
         ---------------------------

A.   History and Development of the Company.
     ---------------------------------------

     Corporate History

     Vasogen was incorporated under the Business Corporations Act (Ontario) by articles of incorporation dated January 10, 1980, as amended by articles of amendment dated September 19, 1985, June 15, 1988, and April 21, 1994, and was continued under the Canada Business Corporations Act by Certificate and Articles of Continuance dated August 9, 1999. The Company's principal place of business is located at 2155 Dunwin Drive, Suite 10, Mississauga, Ontario, L5L 4M1, Canada. Its telephone number is (905) 569-2265.

     For the three fiscal years ended November 30, 2000, 1999, and 1998, the Company spent a total of $6,108,187, $4,672,486, and $4,656,643, respectively, on research and development. At the present time, the Company has not made any significant principal capital expenditures as expenditures are focused on the advancement of the Company's research and development program. Over the past three fiscal years, Vasogen has raised approximately $59 million in net proceeds from the issuance of equity securities to investors and the exercise of options and warrants. The Company's common shares are listed on the

Toronto Stock Exchange under the symbol "VAS" and on the American Stock Exchange under the symbol "MEW".

B.   Business Overview /2/.
     -----------------

     Vasogen is engaged in the development and commercialization of immune modulation therapy, a therapeutic platform technology designed to treat disease by regulating the immune response. Recent advances in the field of immunology have demonstrated the central role that inflammation plays in a broad range of disorders, including cardiovascular diseases, autoimmune diseases such as psoriasis and multiple sclerosis, and some cancers. Vasogen is focused on the development of novel therapeutic interventions to treat many of these devastating diseases by harnessing the power of the human immune system to regulate destructive inflammatory responses.

     Over the past three years, the Company has completed fundamental, preclinical, and clinical research with respect to its proprietary immune modulation therapy. In addition to supporting the regulatory approvals process, this research has provided information with which the Company has been able to target the application of immune modulation therapy to disease indications.

     Vasogen's immune modulation therapy is currently in clinical development for a number of disease indications including psoriasis, peripheral arterial disease, congestive heart failure, ischemia/reperfusion injury associated with major vascular surgery, chronic lymphocytic leukemia, and graft-versus-host disease. During fiscal 2000, the Company completed controlled clinical trials in psoriasis and peripheral arterial disease, with follow-on studies underway or planned. Successful completion of ongoing clinical studies would position the Company to enter a number of multi-center clinical trials of immune modulation therapy to support regulatory approval. Through collaborations with international researchers, Vasogen is also investigating therapeutic interventions for the treatment of additional autoimmune and neurological disorders.

The Company intends to commercialize its therapies through licensing agreements with established healthcare companies, although there can be no assurance it will be able to enter into satisfactory arrangements


-------------
     /2/ See Glossary on pages 28 to 29 for terms used throughout this Annual Report.

1. INTRODUCTION

a)   The Role of Inflammation in Disease

     Inflammation is the normal response by the immune system to infection, injury, or disease. Inflamed tissues generate signals, including pro-inflammatory cytokines, that lead to the redness, swelling, and pain associated with inflammation. Additional pro-inflammatory cytokine production leads to the recruitment of immune cells from the bloodstream to the site of inflammation in the tissue, where these cells help to destroy and clear the inflammatory agent. This response is normally self-limiting and promotes healing; but, when uncontrolled, it becomes harmful and can cause tissue damage.

     The inflammatory response can be either acute or chronic. Acute inflammation usually lasts at most a few days and generally enables healing and repair processes; however, in chronic inflammation the attempt at healing and repair becomes misdirected. Chronically inflamed tissues continue to generate pro-inflammatory cytokines that recruit additional immune cells into the tissue. The migration of immune cells into the tissue further amplifies the ongoing inflammatory response, leading to organ and tissue damage that manifests as a range of disease symptoms.

     The medical community is becoming increasingly aware of the role that chronic inflammation plays in many diseases. As the link between inflammation and disease becomes more apparent, the need for effective and safe anti-inflammatory therapies continues to grow. Vasogen's immune modulation therapy is being developed to provide safe and effective treatment for inflammatory disorders by down-regulating the chronic inappropriate production of harmful pro-inflammatory cytokines.

b)   Mechanism of Action of Vasogen's Immune Modulation Therapy

     Published research suggests that the normal removal of stressed cells from the body by the immune system is inherently an anti-inflammatory process. Vasogen's immune modulation therapy is designed to exploit this anti-inflammatory response to stressed cells. Delivered during a 20-minute outpatient procedure, immune modulation therapy involves the stressing of a small sample of a patient's blood cells using a proprietary medical device technology, followed by the administration of the stressed cells to the patient.

     Administration of the stressed cells leads to their interaction with cells of the patient's immune system, including macrophages and dendritic cells, triggering the release of regulatory cytokines, particularly interleukin-10. Production of regulatory cytokines leads to a relative decrease in the level of pro-inflammatory Th1 cells and cytokines, including tumor necrosis factor-alpha, interleukin-6 and interferon-gamma. At the same time, the relative number of

Th2 cells is increased, leading to an increased production of regulatory cytokines, including interleukin-10.

     The process of modulating the levels of both anti-inflammatory and pro-inflammatory cytokines leads to a decrease in systemic inflammation. This is the fundamental basis for the application of immune modulation therapy across a broad range of disease targets.

2.   DISEASE TARGETS

2.1  Cardiovascular Disease

a)  Overview

     It is estimated that more than 2,600 Americans die of cardiovascular disease each day. It is now widely recognized that inappropriate inflammatory responses are a significant factor in the development of a number of cardiovascular disorders, including atherosclerosis - the major underlying cause of peripheral arterial disease, congestive heart failure, and ischemia/reperfusion injury. Atherosclerosis is a progressive condition in which the development of plaque in the artery wall restricts blood flow to the heart, brain, and extremities. A high level of inflammatory cell activity is also associated with atherosclerotic plaque instability and rupture, leading to thrombosis, which may result in heart attack or stroke. Vasogen's immune modulation therapy has been shown to beneficially impact pathological processes associated with these cardiovascular diseases.

     Peripheral arterial disease ("PAD"), which is characterized by atherosclerotic blockage of the major arteries leading to the legs, affects approximately 20 million people in North America and Europe. Symptoms of PAD, including severe pain on walking, are associated with a near threefold increase in the incidence of heart attack and stroke - 30% of PAD patients die from these causes within five years of diagnosis. An estimated one in four patients with advanced PAD requires expensive surgical intervention, and in approximately 200,000 cases each year, there is a need to amputate. Health expenditures resulting from PAD are now estimated to exceed $10 billion annually.

     Approximately 11 million individuals in North America and Europe suffer from congestive heart failure ("CHF"), and due to the aging population, its prevalence is increasing. CHF occurs when the pumping function of the heart is insufficient to meet the body's demands for oxygen and nutrients. The most common triggers of CHF are hypertension and coronary artery disease due to atherosclerosis. Symptoms include shortness of breath, fatigue, and swelling of the legs. CHF is usually progressive, becomes irreversible, and ultimately results in death. The direct costs of treating CHF in the United States are currently estimated at $20 billion per year.

     Ischemia/reperfusion ("I/R") injury is implicated in approximately 500,000 major vascular surgical procedures performed annually in the United States. I/R injury occurs when blood flow to an organ is interrupted, leading to lack of oxygen (ischemia), and then re-established after a period of time (reperfusion). The restoration of blood flow induces a complex series of events, resulting in a harmful inflammatory response. I/R injury results in post-operative organ failure, prolonged patient recovery times, and consequently higher healthcare costs. Each year, complications associated with I/R injury cost healthcare systems an estimated $1 billion.

b)   Current Development Status

     Vasogen has reported successful results from a double-blind, placebo-controlled clinical trial of immune modulation therapy in 81 patients with PAD. The trial was designed to investigate the impact of this therapy on patients' walking distance before onset of pain - a widely recognized measure of therapeutic efficacy in PAD. The trial was conducted in the United Kingdom at the University of Dundee, under the direction of Dr. Jill J. F. Belch, Professor of Vascular Medicine, and at the University of Bristol, under the direction of Dr. Roger Baird, Senior Vascular Surgeon, Directorate of Surgery.

     The primary endpoint of the trial was successfully achieved, with significantly more of the patients (67%) who received immune modulation therapy exhibiting a greater than 50% increase in their pain-free walking distance compared to those who received placebo (42%). Patients who received active therapy also showed a significantly greater increase in their median pain-free walking distance - 102% versus 42% in the placebo group. Vasogen's immune modulation therapy was well tolerated, with no reports of significant adverse side effects, and provided a long-term therapeutic benefit. Based on these results, plans are underway for the launch of a multi-center trial to support regulatory approval in the United States.

     Clinical development in the U.S. is also focused on applying Vasogen's immune modulation therapy to the treatment of CHF and the prevention of I/R injury during major vascular surgery. The CHF clinical trial is ongoing at The Cleveland Clinic Foundation, under the direction of Dr. James Young, Medical Director of the Kaufman Center for Heart Failure, and at Baylor College of Medicine and the Texas Heart Institute, Houston, Texas, under the direction of Dr. Guillermo Torre, Medical Director of the Heart Transplant Service.

     Also in progress at Baylor College of Medicine is a clinical trial designed to investigate the effectiveness of immune modulation therapy in preventing I/R injury during major vascular surgery. Successful completion of these U.S. trials, planned for the second half of

2001, would position the Company to enter multi-center clinical trials of immune modulation therapy to support regulatory approval in two additional areas of cardiovascular disease.

c)   Supporting Studies

     During 2000, Vasogen completed preclinical research providing evidence that the Company's immune modulation therapy improves the function of the vascular endothelium, the cellular lining of blood vessels. In patients with atherosclerosis, poor endothelial function can contribute to inflammation, promote progression of atherosclerosis, and allow the formation of thrombi that can block blood vessels. Reduced endothelial function contributes to the progression of atherosclerosis, leading to heart attack, stroke, and many other cardiovascular complications. The controlled preclinical research, conducted in a widely-used model of atherosclerosis, was carried out at McMaster University, Hamilton, and St. Michael's Hospital, University of Toronto, under the direction of Dr. David Courtman, Director of Research, Division of Cardiovascular and Thoracic Surgery at St. Michael's Hospital. Endothelial function was assessed in treated versus untreated control animals by measuring relaxation of arteries in response to acetylcholine, a potent dilator of blood vessels in animals with normal endothelial function. Endothelial-dependent relaxation was confirmed by comparing the function of intact arteries with those in which the endothelium had been removed. A near threefold greater maximal endothelial-dependent relaxation was observed in the treated compared to the untreated control group.

     In 1999, Vasogen completed a double blind placebo-controlled clinical study at the University of Lund, Sweden under the direction of Dr. Lars Edvinsson, Department of Internal Medicine, on 18 patients with advanced PAD. In this study, the rate of recovery of skin blood flow was measured following temporary occlusion with a blood pressure cuff, this recovery rate being related to nitric oxide activity. The results showed a significant decrease in blood flow recovery times in the treated patients, evidence of an improvement in endothelial function. There were no reports of significant adverse side effects associated with Vasogen's immune modulation therapy. These results on endothelial function were presented in November 2000 at the 73rd Scientific Sessions of the American Heart Association.

     During 1998 and 1999, Vasogen completed preclinical studies in a standard animal model of atherosclerosis directed by Dr. Duncan Stewart, Head of the Division of Cardiology, St. Michael's Hospital at the University of Toronto. These results, which showed a substantial and significant reduction in plaque area in treated animals, were presented in March 2000 at the 49th Annual Scientific Session of the American College of Cardiology. Based on these results, the Company filed certain patent applications with the United States Patent Office in respect of preventing and reversing atherosclerosis.

     Using preclinical models, Vasogen has shown that pre-treatment with the Company's immune modulation therapy causes a significant reduction in I/R injury to the kidney by reducing the level of I/R induced cell death in this organ. Data confirming this ability to provide protection against the damaging effects of I/R injury were presented at the VIIth Annual Scientific Meeting of La Societe Quebecoise d'Hypertension Arterielle, held in Quebec City in January 1999. The results presented were based on studies carried out by Dr. Huifang Chen of the Research center of the University of Montreal ("CHUM") in a standard large animal model of I/R-induced kidney failure. Dr. Chen's findings confirmed earlier studies performed by Dr. Johanne Tremblay of CHUM, described below, which were presented at the Third International Congress of Pathophysiology in Lahti, Finland in June of 1998.

     In these studies, animals were given a course of either Vasogen's immune modulation therapy or placebo, followed by induction of I/R injury in the kidney. Renal I/R injury frequently occurs during major vascular surgery. Recovery of kidney function following I/R injury was monitored daily by measurement of serum creatinine levels, which is a marker of kidney damage. The results showed that the degree of renal damage following I/R injury, as reflected by elevation of serum creatinine levels, was significantly less in the treated group. The average daily creatinine levels over the six-day observation period were 45% lower in the treated group, compared to the placebo group. Using another preclinical model, which simulates multi-organ I/R injury, Vasogen's immune modulation therapy was shown to reduce subsequent damage to both the liver and to skeletal muscle. These results demonstrate that this organ protection can be extended to other organs in addition to the kidney.

     This research has also focused on the effect of Vasogen's immune modulation therapy on the mechanism of protection against cell death, the ultimate result of I/R injury. It is now known that impaired function of the mitochondria, the structures on which cells depend for energy and survival, is a sign of impending apoptosis, a common form of cell death. Mitochondrial membrane potential ("MMP") was measured in kidney tubule cells subjected to I/R injury. Reduction in MMP is one of the earliest indications of impaired mitochondrial function and impending cell death. Following I/R injury, MMP was fully maintained and significantly higher in the kidneys of the group treated with Vasogen's immune modulation therapy, compared to the placebo group, a difference of 48%. Additional studies have also measured the degree of cell death by apoptosis in the proximal renal tubule cells, by DNA laddering. The degree of DNA laddering correlates with the amount of apoptosis in a tissue. The results showed that there was a significantly lower level of DNA laddering in the kidney 12 hours following the I/R event in treated animals compared to controls, and a reduction of TUNEL staining of the cell nuclei confirmed the reduction in apoptosis of the cells. These studies indicate a lower level of apoptosis in animals receiving Vasogen's immune modulation therapy and demonstrate that the Company's therapy improves the retention of mitochondrial integrity subsequent to ischemic damage, thus enhancing cell survival after I/R injury.


2.2  Autoimmune Disease

a)   Overview

     Approximately 50 million Americans, or one in five people, suffer from one or more of 80 autoimmune diseases, including psoriasis, multiple sclerosis, and rheumatoid arthritis. Autoimmune diseases result when the immune system attacks the very tissues it was designed to protect. Tissue damage and infection normally trigger a self-limiting immune response that is accompanied by the activation of immune cells and the production of inflammatory cytokines for the purpose of infection clearance and tissue repair. In autoimmune diseases, however, the immune response is ongoing and results in chronic inflammation, leading to progressive tissue damage. The impact of these diseases on everyday life can range from mild inconvenience to severe disability and even death. Vasogen's immune modulation therapy is being developed to down-regulate chronic inflammation and to reduce the harmful effects associated with autoimmune diseases.

     Psoriasis, an autoimmune disease that affects the skin, is characterized by immune-related inflammation and excessive cell growth. It is a lifelong condition with chronic recurrent exacerbations and remissions that are emotionally and physically distressing. Psoriasis is a common disease, occurring in up to 2% of the population. In North America, approximately 400,000 individuals suffer from moderate to severe psoriasis, with the annual cost of outpatient care estimated to exceed $3 billion.

     In multiple sclerosis, the myelin sheath (the outer layer of nerve fibers) becomes inflamed and is ultimately damaged. As a result, the transmission of messages along the nerves and throughout the body may be slowed or blocked, leading to diminished function. Patients experience weakness, numbness, impaired vision, poor coordination, speech problems, muscle rigidity, paraplegia, and loss of voluntary bowel control. Approximately one million people worldwide suffer from multiple sclerosis.

     Rheumatoid arthritis is a condition in which the immune system attacks cartilage and bone, and may also damage internal organs. Daily joint pain is an inevitable consequence of the disease, and most patients also experience some degree of depression, anxiety, and feelings of helplessness. In some cases, rheumatoid arthritis can interfere with a person's ability to carry out normal daily activities, limit job opportunities, and disrupt the joys and responsibilities of family life. It is estimated that more than two million Americans suffer from this potentially disabling disease.

b)   Current Development Status

     Research results, published in the Journal of Cutaneous Medicine and Surgery (Vol. 4, Number 3, 2000, pages 132-137), have demonstrated that Vasogen's immune modulation therapy significantly inhibits inflammation. Furthermore, an alteration in the balance between pro-inflammatory and anti-inflammatory cytokines has been demonstrated in preclinical models of inflammatory disease: the pro-inflammatory cytokines tumor necrosis factor-alpha, interferon-gamma, and interleukin-6 were significantly down-regulated, while anti-inflammatory cytokines, including interleukin-10, were significantly up-regulated following immune modulation therapy.

     These results have led to the identification of a number of autoimmune disorders, including psoriasis, multiple sclerosis, and rheumatoid arthritis, as potential application targets for immune modulation therapy. In addition to the psoriasis application, which is currently in clinical trials, ongoing research programs are focused on developing these additional autoimmune disease indications.

     During 2000, Vasogen carried out its first double-blind, placebo-controlled clinical trial of immune modulation therapy for the treatment of an autoimmune disease, in patients with moderate to severe psoriasis. This 20-patient feasibility clinical trial was conducted at the Sunnybrook and Women's College Health Sciences center, Toronto, under the direction of Dr. Daniel Sauder, Professor and Chief of Dermatology at the University of Toronto.

     Of the patients who received Vasogen's immune modulation therapy, 70% reported symptomatic improvement (as measured by patient global assessment) by the end of their first course of therapy. Using the psoriasis area severity index (PASI) score, 50% of patients who received treatment experienced a clinically significant benefit (that is, a greater than 40% improvement in PASI score). These results show the promise of immune modulation therapy for the treatment of psoriasis. Both in terms of the therapy's beneficial effects and its favorable side-effect profile, immune modulation therapy compares very favorably to existing therapies for moderate to severe psoriasis, which exhibit significant toxicity.

     Vasogen is now carrying out a multi-center clinical trial in patients with moderate to severe psoriasis. This follow-on trial is designed to study optimized treatment schedules and provide further information supporting the efficacy of immune modulation therapy. Successful completion of this trial, scheduled for late 2001, would position the Company to enter pivotal trials to support regulatory approval of its first autoimmune disease indication.

c)  Supporting Studies

     During 2000, University of Toronto researchers identified interleukin-10 (IL-10), a cytokine produced by regulatory T cells, as a key factor in the anti-inflammatory mechanism of the Company's immune modulation therapy. IL-10 has been shown to play a significant role in inflammatory medical conditions, including I/R injury and autoimmune diseases such as psoriasis. These results, based on research carried out under the direction of Dr. Daniel Sauder, Professor and Chief of Dermatology at the University of Toronto, were presented at the 61st Annual Meeting of the International Society of Dermatology, held on May 10-14, 2000, in Chicago. The results, obtained in a preclinical model of inflammatory skin disease, showed that the administration of a course of Vasogen's immune modulation therapy significantly reduced inflammation in the treated animals by 46%, compared to control animals. In animals specifically bred to produce none of the anti-inflammatory cytokine IL-10, however, treatment with immune modulation therapy had no effect, demonstrating that IL-10 is an important mediator in the anti-inflammatory mechanism of Vasogen's immune modulation therapy.

     During 1999, preclinical studies carried out at the Sunnybrook Health Sciences center, University of Toronto, under the direction of Dr. Daniel Sauder, demonstrated that the Company's immune modulation therapy significantly inhibited the inflammatory response in a preclinical model of inflammation (contact hypersensitivity). Contact hypersensitivity results from an immune response associated with a particular population of T cells, the Th1 cells. Inappropriate chronic activity of Th1 cells is associated with many autoimmune diseases including rheumatoid arthritis, psoriasis, and multiple sclerosis. In the contact hypersensitivity system, mice are first sensitized by application of a chemical sensitizing agent to the skin and then challenged five days later by application of the same agent to the ear. The resulting inflammation can be precisely quantified by measuring the degree of ear swelling. Animals receiving Vasogen's immune modulation therapy showed a reduction of 45% in swelling compared to control animals given a placebo treatment. This significant reduction of swelling is comparable to the effect of several powerful but toxic immunosuppressive agents, such as cyclosporine, which are currently used to treat a number of autoimmune diseases.

2.3  Leukemia

a)   Overview

     Leukemia is a cancer of the bone marrow and blood. In all types of leukemia, abnormal white cells proliferate in the bone marrow, crowding out healthy blood cells so that organs, such as the liver, spleen, or lymph nodes, do not function properly. Dysfunction of the immune system is implicated both in leukemia and its treatment. In chronic lymphocytic leukemia ("CLL"), B-lymphocytes multiply in an uncontrolled fashion. Vasogen's immune modulation therapy may increase anti-CLL T cells, potentially leading to disease control. In graft-versus-host disease ("GvHD"), activation of T cells in donor bone marrow grafts causes a potentially life-threatening inflammatory reaction. Processing of donor T cells with Vasogen's technology has been shown preclinically to prevent such a response.

     CLL is the most common form of adult leukemia in the Western world, affecting approximately 120,000 individuals in North America and Europe. CLL is characterized by the proliferation of malignant B-lymphocytes in the blood, bone marrow, and lymph tissue, resulting in bone marrow dysfunction and enlargement of the lymph nodes, spleen, and liver. Patients with CLL experience numerous symptoms, including fatigue, weight loss, anemia, bleeding disorders, and increased infections. High-risk CLL patients have a median survival time of less than three years. At present CLL is incurable, with conventional chemotherapy being used mainly for palliation of symptoms. These agents have serious adverse side effects, including suppression of bone marrow function, nausea, vomiting, hair loss, and increased risk of infection. An estimated $300 million is spent annually on current therapies for CLL.

     GvHD is a potentially fatal complication of bone marrow transplantation ("BMT"), a procedure that is performed to treat leukemias and lymphomas that no longer respond to conventional therapy. Prior to a BMT procedure, powerful chemotherapeutic drugs are used alone or in combination with radiotherapy to eliminate the patient's bone marrow, which is the site of production of the malignant cells. The patient's bone marrow is then replaced by normal bone marrow from a donor. Thousands of donor BMT procedures are performed annually. However, the number of BMTs are limited by the scarcity of finding appropriate matches of donors to recipients. A mismatched BMT will result in overwhelming GvHD, which can ultimately lead to death of the recipient. GvHD develops as part of an immune response that occurs when T cells given with the donor bone marrow (graft) identify cells in the recipient's body (host) as foreign and reject them. Potentially fatal, GvHD is a chronic debilitating disease that can result in widespread organ and tissue damage. Nearly half of all patients who undergo donor BMT develop GvHD. Costs associated with treating the complications of this condition are estimated to be $400 million annually.

b)   Current Development Status

     Published research shows that the malignant B-lymphocytes involved in chronic lymphocytic leukemia (CLL) appear to have escaped normal immune regulation. Based on encouraging clinical improvements observed in CLL patients who received immune modulation therapy as an alternative to chemotherapy, Vasogen announced plans to initiate a clinical trial in this indication. The trial, designed to investigate the efficacy of Vasogen's immune modulation therapy in patients with CLL, will be conducted at the Toronto Sunnybrook Regional Cancer center, Sunnybrook and Women's College Health Sciences center, under the direction of Dr. David Spaner, Clinical Oncologist, University of Toronto.

     Vasogen is also applying its platform technology to the prevention of GvHD. Results published in the December 2000 issue of the journal Transplantation (Vol. 70, pages 1683-1693) demonstrated that using Vasogen's cell-processing technology to treat donor T cells prior to their transplantation attenuated or prevented GvHD in preclinical research models. Transplantation of processed cells also resulted in a significantly improved outcome compared to the use of cyclosporine, a standard clinical approach currently used in the prevention and treatment of GvHD.

     Research has also shown that treatment of human T cells by Vasogen's cell-processing technology results in the production of lower levels of inflammatory cytokines by these cells, and these changes closely mirror those seen in preclinical models. These results suggest that the use of Vasogen's technology may offer a therapeutic option when no appropriately matched bone marrow donors are available - a situation in which the risk of the patient's developing life-threatening GvHD would otherwise be high. These results have provided the rationale for the ongoing clinical study in leukemia patients under the direction of Dr. Hans Messner, Director, Bone Marrow Transplant Program, Princess Margaret Hospital, Toronto.

     Successful outcomes from these trials, scheduled to report during 2001, may position Vasogen to seek fast-track regulatory approval for these indications. However, there can be no assurance the trials will be successful.

c)   Supporting Studies

     During 1999, Vasogen completed preclinical studies in GvHD using preclinical model systems, which introduce incompatible bone marrow stem cells into unrelated hosts. The research was conducted by Dr. David Spaner at the Division of Cancer Biology Research, Sunnybrook Health Science center, University of Toronto.

     A 20-week study was designed to investigate the ability of Vasogen's cell-processing technology to prevent GvHD in a preclinical model in which stem cells (the cells required to reconstitute the recipient's bone marrow) were transplanted from a genetically unrelated donor. The effectiveness of Vasogen's technology was compared with that of standard immunosuppression therapy and untreated controls. In the untreated group, transplantation of the stem cells resulted in severe GvHD, causing death within two weeks. The group that received cyclosporine, an immunosuppressant drug widely used to treat GvHD, developed fatal GvHD within three weeks following transplantation. In the group that received Vasogen-processed stem cells prior to transplantation, however, no animals developed GvHD for the duration of the experiment. This protection was associated with a normalization of the imbalance between CD8 and CD4 T cells seen in GvHD.

     This and other studies demonstrate the ability of Vasogen's platform technology to markedly decrease the incidence and severity of GvHD in these model systems. Based on the results of this work, certain patent applications pertaining to methods of alleviating GvHD have been filed in various jurisdictions.

     See "Item 5. C. Research and Development, Patent and Licenses, Etc." for a discussion on government regulations and patent overview.

GLOSSARY

     Following is a glossary of terms used throughout this Annual Report.

Apoptotic                  Cell Death: A form of cell death in which a cell
                           causes its own death (suicide) usually because it has been exposed to stress or when it dies of "old age".

Atherosclerosis:           Deposits  of fat  (cholesterol)  in the  walls  of
                           arteries--causes  obstruction  and/or  thrombosis.

Autoimmune:                An inappropriate reaction of the body's immune cells
                           against its own cells and tissues.

Cyclosporine:              A powerful immunosuppressant drug.

Cytokines:                 Intercellular  signalling  molecules  produced by
                           cells, which are involved in many body functions, particularly in immune responses.

Dendritic Cells:           A unique subset of antigen presenting cells (cells
                           that initiate immune responses).

Endothelium:               The cellular lining of blood vessels which plays a
                           key role in regulating blood flow by secreting vasoconstrictor and vasodilator substances and regulates white blood cells leaving the blood by becoming `sticky' at sites of inflammation.

Immunosuppressive:         A drug or process that non-specifically
                           down-regulates immune responses.

Interferon-gamma:          A pro-inflammatory cytokine that is produced mainly
                           by Th1 immune cells.

Interleukin-6:             A  cytokine  produced  by both T and B cells,  as
                           well as numerous other cell types, which can be pro-inflammatory under certain conditions.

Interleukin-10:            A key anti-inflammatory cytokine produced by Th2
                           immune cells and B cells.

Ischemia/Reperfusion       The tissue damage that occurs when blood flow is
Injury:                    interrupted (ischemia), and then restored
                           (reperfusion), for example, during heart attack, and major surgery.

Macrophage Cells:          Specialized  cells of the immune  system that are
                           responsible for removing dead cells and cellular debris, and that participate in generating immune responses.

Nitric Oxide:              A gas which causes smooth muscle fibers to relax,
                           i.e. in blood vessels; also acts as a signalling molecule with additional functions.

Renal Damage:              Kidney damage.

Rheumatoid Arthritis:      An autoimmune disease which causes joint
                           inflammation and destruction.

Serum Creatinine Levels:   A measure of kidney function.

T cell: A type of immune cell that is involved in both regulating and carrying out immune responses.

Th1:                       A pro-inflammatory type of T cell.

Th2: A less inflammatory type of T cell which can control Th1 cells.

Thrombi:                   Blood clots.

Thrombosis:                Formation of a blood clot.

Tumor Necrosis             A powerful pro-inflammatory cytokine produced by
Factor-Alpha:              macrophages and many other cell types, including
                           T cells.

Vasoconstrictor:           A compound that causes blood vessels to narrow.


                            * * * * * * * * * * * * *

C.   Organizational Structure.
     -------------------------

     The Company has one wholly-owned subsidiary, Vasogen Ireland Limited, a company incorporated under the laws of Ireland, which is the holder of the Company's technology.

D.   Property, Plants, and Equipment.
     --------------------------------

     The Company's principal facility, which is leased, is located at 2155 Dunwin Drive, Unit 10, Mississauga, Ontario, Canada L5L 4M1. The lease covers 8,333 square feet. The lease commenced on May 1, 1998 and expires on April 30, 2005. The Company's secondary facility, which is leased, is located at 2155 Dunwin Drive, Unit 1, Mississauga, Ontario, Canada L5L 4M1. The lease covers 5,202 square feet. The lease commenced on December 16, 2000 and expires on December 15, 2001 and is extendable at the option of the Company. Management believes that the existing facility is adequate for the Company's current needs. Management continually monitors the Company's facility requirements in light of the results of its research and development activities.

Item 5. Operating and Financial Review and Prospects.
        ---------------------------------------------

     The following discussion and analysis should be read in conjunction with the audited consolidated financial statements of the Company and notes thereto. See "Item 18. Financial Statements" The consolidated financial statements have been prepared in accordance with generally accepted accounting principles (GAAP) in Canada, which, except as described in Note 9, conform in all material respects with generally accepted accounting principles in the United States. All amounts are expressed in Canadian dollars unless otherwise noted. Annual references are to the Company's fiscal years, which end on November 30.

     Vasogen Inc. is engaged in the development and commercialization of a therapeutic platform technology designed to treat disease by harnessing the power of the human immune system. Vasogen's lead program, now entering late-stage clinical development, focuses on applying the Company's proprietary immune modulation therapy to the treatment of peripheral arterial disease. Vasogen's immune modulation therapy is also in clinical development for a number of other indications, including psoriasis, congestive heart failure, ischemia/reperfusion injury, chronic lymphocytic leukemia, and graft-versus-host disease. Through collaborations with leading international researchers, Vasogen is also advancing the development of therapeutic interventions for the treatment of additional autoimmune diseases and neurological disorders.

     Published research suggests that the normal removal of stressed cells from the body by the immune system is inherently an anti-inflammatory process. Vasogen's immune modulation therapy is designed to exploit this anti-inflammatory response to stressed cells. Delivered during a 20-minute outpatient procedure, Vasogen's immune modulation therapy involves the withdrawal of a sample of a patient's blood cells and the stressing of the cells using a proprietary medical device technology, followed by administration of the stressed cells to the patient. Vasogen intends to commercialize its immune modulation therapy through alliances with established healthcare companies.

A.   Operating Results
     -----------------

     Vasogen has incurred annual operating losses since inception related to the research and development of its immune modulation therapy. To date, the Company has not received any revenue from the sales of its products, which are currently in clinical development. These losses may continue as the Company continues to invest in its clinical development programs and develop new applications for its immune modulation therapy platform. To fund its operations, the Company relies principally upon the proceeds of public and private offerings of equity securities and the resulting interest revenue generated. In the future, the Company may also establish alliances with other healthcare companies to assist in delivering and marketing immune modulation therapy, as well as to provide research and development funding.

     Marketing the Company's products will require the completion of further clinical trials and/or regulatory approvals, the timing and outcome of which will impact future operations.

     Research and development expenditures totaled $6.1 million in 2000, compared to $4.7 million in 1999 and 1998. The increase in spending from last year primarily reflects expanded clinical development activity and the execution of basic science programs aimed at identifying new clinical targets and discovering additional mechanisms by which immune modulation therapy modifies disease processes.

     During the year, the Company completed clinical trials in peripheral arterial disease and psoriasis on schedule and advanced its clinical programs in the areas of ischemia/reperfusion injury, congestive heart failure, and graft-versus-host disease. There were no unexpected cost increases associated with these programs. Subsequent to year-end, Vasogen initiated a clinical program in chronic lymphocytic leukemia.

     The Company's preclinical program continued to evaluate new disease targets for clinical development, and significant progress was made with respect to identifying additional fundamental mechanisms of its immune modulation therapy. The Company's scientific developments resulted in the filing of numerous patent applications during the year.

     General and administration expenditures totaled $5.2 million in 2000, compared to $3.6 million in 1999, and $3.0 million in 1998. In general, this increase relates to the internal growth necessary to support advancing the commercial development of the Company's immune modulation therapy. Specifically, this increase is due to higher expenses related to business and corporate development activities, and general and administration expenditures resulting from increased infrastructure requirements to support both research and corporate activities.

     Investment income totaled $1.3 million in 2000, compared with $0.3 million in 1999 and 1998. Investment income was higher in 2000 due primarily to a larger cash and marketable securities balance, which in turn resulted from net cash proceeds of $42.8 million raised from the issue of common shares and the exercise of options and warrants during the period.

     The loss for the year totaled $10.0 million in 2000, compared to $7.9 million in 1999, and $7.3 million in 1998. The increase in 2000 resulted mainly from higher costs associated with the increase in research and development activities and the corporate costs associated with supporting these activities. The loss per common share was $0.24 in 2000, compared to $0.25 in 1999, and $0.29 in 1998. The reduction in the loss per share occurred due to a higher average number of common shares outstanding in 2000, compared to 1999 and 1998.

B.   Liquidity and Capital Resources
     -------------------------------

     Since inception, Vasogen has financed its operations primarily from public and private sales of equity, the exercise of warrants and stock options, and interest on funds held for future investments.

     Vasogen completed financings in March and July 2000, for total gross proceeds of $35.6 million. During fiscal 2000, Vasogen also received proceeds of $9.0 million from the exercise of options and warrants. The total number of common shares outstanding at year-end increased to 44.7 million from 35.6 million in 1999.

     At November 30, 2000, the Company had cash, cash equivalents, and marketable securities held to maturity totaling $41.6 million, compared to $8.6 million in 1999. The Company invests in highly rated and liquid government and corporate debt instruments. Investment decisions are made by Management in accordance with an established investment policy overseen by the Board of Directors. Although its current cash position is adequate, the Company may seek to access the public or private equity markets from time to time, even if it does not have an immediate need for additional capital at that time.

     The Company's products are in development and have not yet been marketed commercially. The business of the Company entails significant risks, including the costs and time involved in obtaining the required regulatory approvals, the adequacy of the Company's patent protection, the uncertainties involved in clinical testing, the availability of capital to continue development and commercialization of its products, and competition from pharmaceutical and other biotechnology companies. There can be no assurance that the Company's clinical studies will provide a positive outcome or that the results will meet the desired clinical endpoints established in the clinical study protocols. Even if the clinical studies are successful, there can be no assurance that the Company will be successful in obtaining product approvals from regulatory authorities. There can also be no assurance that the Company will be successful in marketing and distributing its products.

     The Company maintains product liability insurance consistent with current industry practice. It is possible that this coverage might not provide full protection against all risks.

     The Company may continue to generate financing as required through strategic partnering arrangements, the exercise of options and warrants, and the issuance of new share capital, as well as other financing opportunities. However, there can be no assurance that any of these methods will be successful or that the Company will continue to be able to meet its ongoing cash requirements. Any proceeds from the issuance of new share capital or the exercise of options and warrants will depend on prevailing market conditions.

     Vasogen expects to continue to incur operating losses as a result of the expanded clinical activity associated with moving indications into larger pivotal trials to support U.S. and Canadian regulatory approval, as well as the expansion of preclinical and clinical programs directed at increasing its product pipeline. Based on current plans, it is anticipated that total expenses will increase 20%-25% during fiscal 2001. The Company may need to raise additional capital to fund operations over the long term.

     To commercialize its immune modulation therapy platform for a number of potential disease indications, the Company intends to enter into strategic alliances with established healthcare companies that have the marketing and distribution infrastructure necessary to support successful market introduction.

C.   Research and Development, Patents and Licenses, Etc.
     ----------------------------------------------------

     To date the Company's activities have focused on the development of the various products described in "Item 4. B. Business Overview". Since none of its products are available for commercial sale, the Company is still considered a research and development company. Reference is made to "Item 4. Business Overview" for a detailed description of the Company's research and development activities.

     Because of the substantial length of time and expense associated with developing new products, the pharmaceutical, medical device, and biotechnology industries place considerable importance on obtaining patent protection for new technologies, products and processes. The Company's policy is to file patent applications to protect inventions, technology, and improvements that are important to the development of its business and with respect to the application of immune modulation therapy to the treatment of a number of disease indications. The Company seeks patent protection in various commercial jurisdictions of the world. Vasogen has eight United States patents in addition to over twenty-five patent applications pending throughout the world. The Company will continue to seek intellectual property protection as appropriate.

     The Company has been granted eight patents in the United States covering various aspects of its immune modulation therapy, such as the delivery technology and the treatment of various diseases with immune modulation therapy. The expiration dates of the various patents range from 2007 to 2018.

     The Company requires its employees, consultants, members of the Scientific Advisory Board ("SAB"), outside scientific collaborators, and sponsored researchers to enter into confidentiality agreements with the Company that contain assignment of invention clauses. These agreements provide that all confidential information developed or made known to the individual during the course of the individual's relationship with the Company is the property of the Company and is to be kept confidential and not disclosed except in specific circumstances.

Government Regulation

The Company's immune modulation therapies are produced by a medical device utilizing a sample of the patient's own blood. Sales of medical products and therapies are subject to stringent regulatory requirements in most countries. The regulatory review process required for commercial sales varies from country to country. In certain countries, the Company may also be subject to regulations governing clinical studies of its products. The Company pursues pre-market approvals and complies with clinical study requirements in those jurisdictions; namely, Europe, the United States, and Canada, where activities are being planned or are conducted by or on behalf of the Company. The Company cannot predict or give any assurances as to whether further regulatory approvals will be received or how long the process of seeking approval will take.

Europe

Medical products that are placed on the market in the European Union ("EU") are currently subject to one of two mutually-exclusive regulatory regimes: either the Medical Devices Directive (MDD), Council Directive 93/42/EEC, for medical devices; or the Medicinal Products Directive (MPD), Council Directive 65/65/EEC for pharmaceutical products. The Company's technology for the production and delivery of immune modulation therapy has been classified as medical devices in the EU.

Generally, in order to sell its medical device products within the European Union, Norway and Switzerland, the Company is required to achieve compliance with the requirements of the MDD and affix CE Marking on its medical device products to attest to such compliance. To achieve compliance, the Company's medical device products must meet the "essential requirements" of the MDD relating to safety and performance and the Company must successfully undergo verification of its regulatory compliance ("conformity assessment") by a qualified third party (a "Notified Body") selected by the Company. The Company was granted CE Marking certification for its technology for the production and delivery of VasoCare(TM) immune modulation therapy and its quality system was registered to ISO9001:1994 and BS EN46001:1997 on February 3, 1998.

As the MDD is applied through enactment of national legislation of European Union member states, the Company must comply with a variety of different legislative requirements in each country in which it plans to sell its products, such as use of certain languages for labelling, notification, and assessment procedures for clinical trials, and notification to authorities prior to entry of the product into the market. At this time, the review conducted by the Notified Body and the subsequent CE Marking of the Company's technology for the production and delivery of VasoCare(TM) immune modulation therapy are both necessary and sufficient to place the devices on the market in all states of the European Union, Norway, and Switzerland. Except in cases of ethical or public health concerns, or in the case of procedures shown to have significant adverse effects once on the market, the relevant authorities in each country do not usually involve themselves directly in the market approval/disapproval of medical procedures based on medical devices; however, there can be no assurance that this situation may not change in the future.

The Company is subject to continued audit by its Notified Body and will be required to report any device-related serious adverse incidents or near incidents to the appropriate authorities.

United States

In the United States, the Company's technology for the production and delivery of immune modulation therapy is subjected to regulation by the health authorities as medical devices. The regulatory classification for the Company's technology being developed for the prevention of GvHD has not yet been finalized. The manufacture and sale of medical devices in the United States are controlled by the Food and Drug Administration (FDA). The Company is subject to the regulation of the FDA, as well as state and local authorities. It is expected that the Company's medical devices will be subject to the FDA's Pre-Market Approval (PMA) process prior to marketing in the United States. The PMA approval process is a multi-step process that requires the Company to submit to the FDA scientifically valid preclinical and clinical data which it has developed to demonstrate the safety and effectiveness of the device for the stated medical indications or uses.

The clinical studies to generate the clinical data for the PMA are subject to regulation under the investigational device exemption ("IDE") regulations. Before clinical studies of the Company's device can begin, an IDE application must be submitted to the FDA and be approved. Also, before the studies can begin, the institutional review boards at the respective clinical centers participating in the studies must approve the clinical protocol.

During the PMA review process, the FDA will conduct an inspection of the manufacturer's facilities to ensure that the device design and manufacture are in compliance with applicable quality system regulation ("QSR") requirements. The QSR requirements mandate that the Company manufacture its devices and maintain its documents in a prescribed manner with respect to design, manufacturing, testing, and control activities. If the FDA evaluations of both the PMA application and the manufacturing facilities are favorable, the FDA may issue an approvable letter, which usually contains a number of conditions which must be met in order to secure final approval of the PMA. When those conditions have been fulfilled to the satisfaction of the FDA, the agency will issue a PMA approval order, authorizing commercial marketing of the device for stated indications. The FDA also has the authority to impose certain post-approval requirements in the PMA approval order. FDA approval can be withdrawn for failure to comply with any post-approval requirements or for other reasons, such as the discovery of significant adverse effects.

Canada

In Canada, the Company's technology for the production and delivery of immune modulation therapy is subjected to regulation by the health authorities as medical devices. The regulatory classification for the Company's technology being developed for the prevention of GvHD has not yet been finalized. The Medical Devices Bureau ("MDB") controls the manufacture and sale of medical devices in Canada. In their basic requirements, the regulations of Canada are similar to those of the United States and require that clinical studies be conducted to demonstrate the safety and effectiveness of devices prior to marketing. As well, there must be documented evidence that the devices are developed, manufactured and produced under current quality system regulations and guidelines in order to ensure the quality of the product made available for sale. Approval of such therapy and technology is a multi-step process and the Company is prohibited from promoting or commercializing its products prior to regulatory approval. For any investigation and testing of the Company's products in Canada on humans, authorization by the MDB is required.

The Company must manufacture the device under approved quality system conditions and must validate the performance characteristics of the device to ensure that the device performs safely, consistently, and reliably.

In addition to the regulatory product approval framework, the Company is also subject to regulation under municipal, provincial, and federal laws, including requirements regarding occupational safety, laboratory practices, the use, handling, and disposition of biological waste, environmental protection, and hazardous substance control, and may be subject to other present and future local, provincial, state, federal and foreign regulation, including future regulation of the biotechnology industry. The Company believes it is in compliance with all such existing regulations.

D.   Trend Information
     -----------------

     The Company does not know of any significant trends, uncertainties, demands, commitments, or events that would have a material effect on the Company's financial condition.

Item 6. Directors, Senior Management and Employees.
        -------------------------------------------

A.   Directors and Senior Management
     -------------------------------

     The following table outlines the names and municipalities of residence of each of the directors and the officers of the Company, their principal occupations, and their periods of service as directors or officers. Each director is expected to hold these positions until the next Annual General Meeting of Shareholders, scheduled for May 2002.

-----------------------------------------------------------------------------------------------------------------------
Name of Directors                 Position with Company          Principal Occupation                 Director/
 and Officers                                                                                         Officer Since
-----------------------------------------------------------------------------------------------------------------------
William A. Cochrane *,            Vice-Chairman of the Board     Healthcare Consultant                February, 1995
OC, MD, FRCP(C)                   and a Director
Calgary, Alberta
-----------------------------------------------------------------------------------------------------------------------
David G. Elsley, MBA              President, CEO and a Director  President, CEO and a Director of     January, 1991
Oakville, Ontario                                                the Company
-----------------------------------------------------------------------------------------------------------------------
William R. Grant                  Chairman of the Board and a    Chairman of Galen Associates         November, 1998
New York, New York                Director
-----------------------------------------------------------------------------------------------------------------------
Andre Berard *                    Director                       Chairman of the Board and Chief      November, 2000
Verdun, Quebec                                                   Executive Officer of National Bank
                                                                 of Canada
-----------------------------------------------------------------------------------------------------------------------
Terrance H. Gregg,+               Director                       President and Chief Operating        September, 1999
Los Angeles, California                                          Officer, Office of the Chief
                                                                 Executive of MiniMed Inc.
-----------------------------------------------------------------------------------------------------------------------
John C. Villforth+                Director                       President and Executive Director of  March, 2001
Derwood, Maryland                                                The Food and Drug Law Institute
-----------------------------------------------------------------------------------------------------------------------
Graham Strachan +                 Director                       Life Sciences Consultant             September, 1998
Etobicoke, Ontario
-----------------------------------------------------------------------------------------------------------------------
Dr. Eldon R. Smith                Vice-President, Scientific     Vice-President, Scientific Affairs   May, 1998
Calgary, Alberta                  Affairs and a Director         of the Company and Professor at the
                                                                 University of Calgary Medical School
-----------------------------------------------------------------------------------------------------------------------
Benoit La Salle *                 Director                       President and CEO of SEMAFO Inc.     January, 1997
Montreal, Quebec
-----------------------------------------------------------------------------------------------------------------------
Bernard Lim                       Vice-President, Technology     Vice-President, Technology of the    March, 2001
Mississauga, Ontario                                             Company
-----------------------------------------------------------------------------------------------------------------------
Clive Ward-Able                   Vice-President, Research and   Vice-President, Research and         August, 2000
Burlington, Ontario               Development                    Development of the Company
-----------------------------------------------------------------------------------------------------------------------
Christopher J. Waddick            Vice-President, Finance,       Vice-President, Finance, Chief       March, 1997
Chatham, Ontario                  Chief Financial Officer,       Financial Officer, Corporate
                                  Corporate Secretary and        Secretary and Treasurer of the
                                  Treasurer                      Company
-----------------------------------------------------------------------------------------------------------------------

Notes:

1.  * denotes a member of the Audit Committee of the Board of Directors.

2. + denotes a member of the Compensation and Corporate Governance Committee of the Board of Directors.

3.  The Company does not have an executive committee of the Board of Directors.

Directors and Officers

William R. Grant, Chairman of the Board, Director

     Mr. Grant joined Vasogen's Board of Directors in 1998 and became Chairman in March 2001. He is co-founder and Chairman of Galen Associates and possesses a combination of more than 40 years of experience in the investment banking and risk-capital fields. During his 25 years with Smith Barney, Mr. Grant was elected President and then Vice-Chairman. He participated in the financing of many healthcare companies, including G.D. Searle, A.H. Robins, Marion Laboratories, American Hospital Supply, and SmithKline Beecham. Mr. Grant then joined MacKay-Shields Financial Corporation as President and was later elected Chairman of the Board. He has recently retired as Vice-Chairman of SmithKline Beecham and currently serves on the boards of Allergan, Inc., Fluor Corporation, Massey Energy Company, MiniMed Inc., Ocular Sciences, Inc., Quest Diagnostics Inc., Seagull Energy Corporation, Witco Corporation, and several private Galen portfolio companies. He is a Trustee of the Mary Flagler Cary Charitable Trust and a member of the General Electric Equity Advisory Board.

William A. Cochrane, OC, MD, Vice-Chairman of the Board, Director

     Dr. Cochrane acted as Chairman of Vasogen's Board of Directors from 1995 until March 2001. He also serves on the boards of Andre Wines, Fox Energy Corp., Medicure Inc., Nucleus Bioscience, Pheromone Sciences Corp., and StressGen Biotech. For ten years, Dr. Cochrane served as Chairman and Chief Executive Officer of Connaught Laboratories and was a senior advisor to Vencap Equities Alberta. He is a past-Chairman of the National Biotechnology Advisory Committee and was the first Dean of Medicine of the University of Calgary Medical School. His academic career culminated in his appointment as President and Vice-Chancellor of the University of Calgary. He has served as Deputy Minister of Health Services with the Government of Alberta and is currently an international investment consultant in the area of health products and services.

David Elsley, MBA, President and Chief Executive Officer, Director

     Mr. Elsley has executive responsibility for the Company's strategic direction and for carrying out its business plan. He has been responsible for assembling a team of management, directors, and healthcare advisors with the industry experience needed to take the Company forward to commercial success. Prior to joining Vasogen, he held marketing and management positions with Seiko Epson Corporation and the Hudson's Bay Company of Canada. Mr. Elsley holds a Master of Business Administration from the University of Western Ontario.

Andre Berard, Director

     Mr. Berard has spent over four decades with the National Bank of Canada where he now serves as Chairman of the Board and Chief Executive Officer. National Bank is Canada's sixth largest chartered bank and the leading banking institution in Quebec. Mr. Berard also serves on a number of other boards including Noranda Inc., Groupe BMTC Inc., Groupe TVA Inc., Groupe Saputo Inc., Groupe Videotron and Societe financiere Bourgie Inc. He is a member of the Advisory Committee to the Prime Minister on the Business/Government Executive Exchange Program and is a member of the Policy Committee of the Business Council on National Issues, the Conseil des gouverneurs associes of the Universite de Montreal, the Jeune Chambre de commerce de Montreal, and the Chambre de commerce du Quebec. Mr. Berard has received two honorary doctorates from leading Canadian universities, and he is an Officer of the Order of Canada, an Officer of the Ordre national du Quebec, and has received the Ordre de Saint-Jean.

Terrance H. Gregg, Director

     Since 1996, Mr. Gregg has served as President and Chief Operating Officer and Director of MiniMed Inc., a world leader in diabetes management systems, and has led the Company to a fourfold increase in revenue and a 15-fold increase in market capitalization. Mr. Gregg has also served in executive positions with Smith & Nephew plc., a diversified healthcare product company, and Allergan Inc., a leading ophthalmic device and pharmaceutical company. Mr. Gregg is currently a director of Ocular Sciences. He currently serves as a Health Advisory Board Member of the School of Policy, Planning, and Development at the University of Southern California and as an Advisory Council Member of the San Fernando Valley Economic Research Center at the California State University Northridge.

John C. Villforth, Director

     Since 1990, Mr. Villforth has served as President and Executive Director of the Food and Drug Law Institute, a non-profit organization whose mission is to increase knowledge about the laws and regulations pertaining to foods, drugs, cosmetics, medical devices, and biological products. For 29 years, he was a Commissioned Officer in the U.S. Public Health Service in the Department of Health and Human Services, the last 19 years of which, he was assigned to the Food and Drug Administration (FDA). Mr. Villforth retired from the Public Health Service in 1990 with the rank of Assistant Surgeon General (Rear Admiral). Mr. Villforth is currently a director of MiniMed Inc., a leading supplier of insulin delivery devices and has served on the boards of Target Therapeutics, Inc., a medical device company subsequently acquired by Boston Scientific Corporation, and BRI International, a contract research organization for the biotechnology, pharmaceutical, and medical devices industries, subsequently acquired by Quintiles Transnational Corp.

Benoit La Salle, CA, Director

     Mr. La Salle is a chartered accountant and is a member of the Quebec Order of Chartered Accountants, the Canadian Institute of Chartered Accountants, the Order of Chartered Administrators of Quebec, and the Quebec Institute of Financial Planners. He holds a Commerce degree from McGill University and a Master of Business Administration from IMEDE, Switzerland. In 1980, he founded Parisien, Grou, La Salle and Grou La Salle & Associes, Chartered Accountants. Mr. La Salle is currently President and CEO of SEMAFO, Inc. and the Chairman of the Board of Vauquelin Mines. He has extensive experience in international taxation and also serves on the board of many other Canadian companies. He currently serves on the boards of Bridgepoint International Inc., The Canam Manac Group, Electromed Imaging Inc., and Pebercan Inc.

Eldon R. Smith, MD, FRCP(C), FACC, Vice-President Scientific Affairs, Director

     Dr. Smith has executive responsibility for Vasogen's research and clinical development programs. He is a Professor at the University of Calgary Medical School, Alberta, where he was formerly Dean of the Faculty of Medicine and former Head of both the Department of Medicine and the Division of Cardiology. He is a distinguished clinician and research scientist, who has made major contributions to the Canadian cardiology and medical communities. He has served as President of the Canadian Cardiovascular Society, Chairman of the Scientific Grant Review Committee of the Heart and Stroke Foundation, and President of the Association of Canadian Medical Colleges. Dr. Smith is a graduate of Dalhousie University Medical School and received his cardiology and research training at the National

Heart Institute, London, U.K. and the National Institutes of Health, Bethesda, Maryland. He currently serves on the boards of Canada National Resources Limited, BioMax Technologies Incorporated, Visual Labs Incorporated, and Pheromone Sciences Corporation.

Graham Strachan, Director

     Mr. Strachan is a former member of the Board of Directors of Allelix Biopharmaceuticals and was formerly President and Chief Executive Officer. He was involved in the formation of Allelix and participated in the growth and evolution of the original venture into three independent companies. Prior to joining Allelix, Mr. Strachan was Vice-President for Commercial Development at John Labatt Limited, where he was involved in patents and licensing, technology management, and business development. He has also worked in product licensing with the European Division of Schering, a major pharmaceutical company. He has served on the National Biotechnology Advisory Committee since 1989 and has been Chairman since 1992. Mr. Strachan serves as a Director and is past-Chair of the Industrial Biotechnology Association of Canada. He is also past-President of the Biotechnology Industry Organization (BIO), an international trade association for biotechnology companies. He also currently serves on the boards of CRS Robotics Inc., Cytovax Biotechnology Inc., and Lorus Therapeutics. Mr. Strachan is a chemistry graduate from the University of Glasgow, a qualified patent agent, and a Fellow of the Patent and Trade Mark Institute of Canada.

Bernard Lim, MIEE, C.Eng, Vice-President, Technology

         Mr. Lim is responsible for managing and leading all aspects of product development, manufacturing, and quality assurance. He was previously the founder and Managing Director of WELMED, a high technology medical devices company specializing in intravenous drug delivery systems. Most recently, Mr. Lim was the founder and Managing Consultant of Belle Consulting, a medical devices consultancy specializing in strategic and operational aspects of R&D and operations. Prior to WELMED, he headed Manufacturing Operations for Tektronix, a Class A MRP & JIT site in the U.K., and, prior to that, also served as Head of New Product Development for Vickers Medical, a medical devices company in neonatology. Mr. Lim holds a degree in Electrical and Electronics Engineering from the University of Coventry, U.K. and is a Chartered Engineer. He is a member of the British Standards Committee responsible for the IEC standardization of intravenous therapy medical devices.

Clive Ward-Able, MD, BPharm, Vice-President, Research & Development

     Dr. Ward-Able is responsible for directing the Company's research and development program. He has built a successful international career in the pharmaceutical industry. Prior to joining Vasogen, he held the position of Medical and Healthcare Director for Roche Products, U.K., a division of Roche Pharmaceuticals, where he was responsible for a wide range of activities, including medical affairs, clinical trials management, medical support for strategic marketing, and new product introductions. He held senior management positions at Roche in Basel, Switzerland, including Head of Medical Support for International Strategic Marketing and International Medical Manager, Transplantation and has also served as Medical Marketing Director at Roche Canada. Prior to joining Roche, Dr. Ward-Able served as Product Manager for Eli Lilly, Johannesburg, South Africa. Dr. Ward-Able holds a Bachelor degree in Pharmacy from Rhodes University and a Medical degree from the University of Stellenbosch, both located in South Africa.

Christopher J. Waddick, MBA, CMA, Vice-President, Finance, Chief Financial Officer, Corporate Secretary and Treasurer

     Mr. Waddick is responsible for managing the Company's financial and corporate affairs. Mr. Waddick has over fifteen years' experience in various financial roles. Prior to joining Vasogen, he was responsible for financial planning at Union Gas, a leading North American energy services provider. He holds an honors Business degree from Wilfrid Laurier University and is a Certified Management Accountant. Mr. Waddick obtained his Master of Business Administration from York University.

Scientific Advisory Board

The members of this board are:

Paul W. Armstrong, MD, FRCP(C), FACC

     Dr. Armstrong is Professor of Medicine and past-Chairman of the Department of Medicine at the University of Alberta Medical School, Edmonton, Alberta. He was previously Chief of the Division of Cardiology at St. Michael's Hospital in Toronto and Professor of Medicine at the University of Toronto. Dr. Armstrong is widely recognized for his role in organizing and leading major international, multi-center, clinical trials in the area of cardiovascular disease. He has served as Chairman of the Scientific Review Committee, as Vice-President (Medical) of the Heart and Stroke Foundation of Canada, and as a regional governor of the American College of Cardiology. Dr. Armstrong is a medical graduate of Queen's University and received his clinical training in cardiology and research at St. George's Hospital in London, the Massachusetts General Hospital, and Harvard Medical School. His major research interests include coronary artery disease and congestive heart failure.

Pavel Hamet, MD, PhD, FRCP(C)

     Dr. Hamet is Director of Research of the center hospitalier de l'Universite de Montreal (CHUM), Chief of the Laboratory of Molecular Medicine at the CHUM Research center in Montreal, and a Professor of Medicine at the University of Montreal. He is an international authority on the molecular biology and genetics of hypertension and has a major interest in diabetes. He has published over 300 research papers and has held many distinguished positions, including President of the Canadian Hypertension Society. Dr. Hamet graduated in Medicine from Charles University, Prague, Czechoslovakia and received his specialty and research training in Paris, Montreal, and Nashville, Tennessee.

Richard G. Margolese, MD, FRCS(C)

     Dr. Margolese is the Herbert Black Professor of Surgical Oncology at McGill University and the Director of the Department of Oncology at Sir Mortimer B. Davis-Jewish General Hospital in Montreal. Internationally recognized for his leadership in both cancer research and treatment, he is the author of numerous important scientific publications and has served on the review and editorial boards of most major oncology journals. Dr. Margolese has served as Chairman of the Treatment Committee of the Breast Cancer Task Force at the National Cancer Institute (U.S.A.), and he is the Chairman of the Surgical Committee at the National Surgical Adjuvant Breast Project, a position he has held for the past 20 years. He has served as President of the National Cancer Institute of Canada, as Chairman of Cancer 2000, a Federal and Provincial Task Force on Cancer Control, and as Chairman of the Management Committee of the Canadian Breast Cancer Research Initiative. Dr. Margolese is the recipient of numerous awards including the Order of Canada, and most recently, the R.M. Taylor medal of the Canadian Cancer Society for the year 2000.

Richard G. Miller, PhD, FRSC

     Dr. Miller is Professor and past-Chairman of the Department of Medical Biophysics at the University of Toronto, where he was founding Chairman of the Department of Immunology from 1984 through 1990. He is also a past-President of the Canadian Society of Immunology and a Fellow of the Royal Society of Canada. As an internationally recognized scientist and leader in the field of immunology, he has received many honors including being invited as a visiting scientist at many of the world's leading immunology centers. He is the author of over 150 publications and numerous book chapters and has been a member of the editorial board of several key scientific journals in the areas of immunology and cancer. Dr. Miller is a gold medal graduate in Physics from the University of Alberta and was awarded his PhD at the California Institute of Technology.

Craig M. Pratt, MD

     Dr. Pratt is Professor of Medicine and Director of Clinical Cardiovascular Research at Baylor College of Medicine, Houston, Texas. He is widely recognized for his knowledge of FDA regulatory procedures, particularly in the area of cardiovascular disease. From 1987 to 1993, Dr. Pratt was Chair of the Cardiovascular and Renal Drugs Advisory Board of the U.S. Food and Drug Administration. Since then, he has remained an active consultant to the FDA Center for Drug Evaluation and Research. Dr. Pratt is also a leading authority on the design and conduct of large multi-center clinical trials in the field of cardiology. He has acted as principal investigator or co-investigator for many of the landmark trials that have led to fundamental changes in the management of patients with heart disease, including numerous clinical trials sponsored by the National Heart Lung and Blood Institute (NHLBI). In addition, Dr. Pratt has consulted with most of the major pharmaceutical companies regarding various aspects of clinical and regulatory drug development.

Robert Roberts, MD, FRCP(C), FACC, Chairman

     Dr. Roberts is Chief of Cardiology at Baylor College of Medicine-The Methodist Hospital, Houston, Texas, one of the world's leading centers for cardiovascular care, research, and education. Dr. Roberts, a Professor in the Departments of Medicine, Physiology, and Biology, is an active clinician and researcher recognized for his groundbreaking research on cardiac creatine kinase (CK-MB), a key diagnostic marker for cardiac injury, as well as for his original contributions to the molecular biology and genetics of heart disease. He and his research team are credited with uncovering the genetic basis for several inherited cardiac disorders. He is the author of more than 500 scientific publications and sits on several key editorial boards. Dr. Roberts has received many honors and awards, the most recent of which was the prestigious American College of Cardiology's 1998 Distinguished Scientist Award. In addition to his contributions to basic research, Dr. Roberts is also well recognized for his role as a principal investigator in several pivotal clinical trials related to the introduction of new therapies for heart disease.

Fred S. Rosen, MD

     Dr. Rosen is President of the Center for Blood Research in Boston and Professor of Pediatrics at Harvard Medical School. He is internationally recognized for his groundbreaking research into the functioning of the immune system and the causes of immune deficiency diseases. Dr. Rosen's extensive scientific leadership in immunology has led to fundamental insights into the mechanisms by which immune responses are initiated. His work has been widely published in premier scientific journals, such as Science, Nature, The Lancet, and The New England Journal of Medicine, where his immunology review articles are considered classics. Dr. Rosen has been elected as an honorary member to scientific societies in many countries. He is a Membre d'Honneur for Life of the French Society of Immunology and is the recipient of numerous honorary designations, including the Distinguished Visiting Scholar at Christ's College, Cambridge University, England. He is also active in several scientific societies and important committees. He currently chairs the Scientific Advisory Committee of the Clinical Research Center, Children's Hospital, Boston and the World Health Organization's Expert Scientific Committee on Immunodeficiency.

David Wofsy, MD

     Dr. Wofsy is the George A. Zimmerman Distinguished Professor of Medicine and Microbiology/Immunology and Director of the Clinical Trials Center at the University of California, San Francisco. He also serves as Chief of the Rheumatology Section at the San Francisco Veterans Administration Medical Center. Dr. Wofsy is a leading authority on the cellular and molecular mechanisms underlying autoimmune diseases. Based on extensive research, he has developed novel approaches to the use of immune modulation therapies in the treatment of this very common group of diseases. Much of Dr. Wofsy's research has been on systemic lupus erythematosus (SLE), an autoimmune disease, where he was the first to demonstrate the key pathological role of CD4+T cells in a standard animal model of this disease. His most recent research has extended to additional novel methods for blocking T cell activation. These approaches are currently in clinical trials. He is the author of numerous key publications and book chapters and serves on the editorial and advisory boards of several major immunology journals. He has received many distinguished awards and his visiting professorships include Harvard University and the National Institutes of Health.

B.  Compensation.
    -------------

         The following table shows the aggregate remuneration paid by the Company for the year ended November 30, 2000 to all its executive officers.

Summary Compensation Table

------------------------------------------------------------------------------------------------------------------------
                                         Annual Compensation               Long-Term Compensation
------------------------------------------------------------------------------------------------------------------------
                                                                               Awards           Payouts
------------------------------------------------------------------------------------------------------------------------
                                                                                   Restricted
                                                                      Securities     Shares
                                                             Other      Under          Or
                                                            Annual     Options/    Restricted              All Other
   Name and Principal                                       Compen-      SARs         Share       LTIP      Compen-
        Position           Year     Salary     Bonus(2)     sation     Granted        Units     Payouts     sation
                                     ($)         ($)        ($)(3)       (#)           ($)        ($)         ($)
------------------------------------------------------------------------------------------------------------------------
David Elsley               2000   190,000      100,000                 299,500(1)
(President and Chief
Executive Officer)

Christopher Waddick        2000   150,000       59,100                 228,700(1)
(Vice-President Finance,
Chief Financial Officer,
Secretary and Treasurer)

Clive Ward-Able            2000   60,000        23,300                  60,000(1)
(Vice-President, Research
and Development)

Eldon Smith
(Vice-President,           2000   107,000       30,800                 175,638(1)
Scientific Affairs)
------------------------------------------------------------------------------------------------------------------------

(1) This is a cumulative total and represents the aggregate number of securities under option as at November 30, 2000.
(2) Bonus paid through a combination of cash and/or the issuance of common shares of the Corporation.
(3) Perquisites and other personal benefits do not exceed the lesser of $50,000 and 10% of the total of the annual salary and bonus for the above-named officers.
(4) Dr. Clive Ward-Able joined the Company as its Vice-President of Research and Development on August 8, 2000.

Employment Contracts

     The Company has entered into an employment agreement, made as of the 1st day of February 1997, with Mr. David G. Elsley. Pursuant to this agreement, Mr. Elsley serves the Company as its President and Chief Executive Officer. The following is a summary of the terms of the agreement with Mr. Elsley. The agreement provides for a fixed five-year term, ending on January 31, 2002, and an annual remuneration of $225,000 per annum. Mr. Elsley is entitled to benefits available to other employees of the Company. The agreement is terminable at the option of the Company; however, if such agreement is not terminated for cause, Mr. Elsley is entitled to a lump-sum payment equal to two years' salary and any options or warrants then outstanding vest for their full term. The agreement contains standard non-competition and non-solicitation provisions.

     The Company has entered into an employment agreement, made as of the 10th day of March 1997, with Mr. Christopher J. Waddick. Pursuant to this agreement, Mr. Waddick serves the Company as its Vice-President, Finance, Chief Financial Officer and Secretary and Treasurer. The agreement provides for an annual remuneration of $170,000 per annum. The other terms of the agreement are similar to those described for Mr. Elsley.

     The Company has entered into an employment agreement, made as of the 8th day of August 2000, with Dr. Clive Ward-Able. Pursuant to this agreement, Dr. Ward-Able serves the Company as its Vice-President, Research and Development. The agreement provides for no fixed term, and an annual remuneration of $180,000 per annum. The agreement is terminable at the option of the Company; however, if such agreement is not terminated for cause, Dr. Ward-Able is entitled to a lump-sum payment equal to four months salary. The other terms of the agreement are similar to those described for Mr. Elsley.

     The Company has entered into an employment agreement, made as of the 1st day of February 2001, with Mr. Bernard Lim. Pursuant to this agreement, Mr. Lim serves the Company as its Vice-President, Technology. The agreement provides for no fixed term, and an annual remuneration of $150,000 per annum. The agreement is terminable at the option of the Company; however, if such agreement is not terminated for cause, Mr. Lim is entitled to a lump-sum payment equal to six months salary. The other terms of the agreement are similar to those described for Mr. Elsley.

Compensation of Directors

     Directors of the Company who are not full-time employees of the Company are entitled to receive a fee of up to $1,500 for each meeting of the Board and $500 for each meeting of any Committee thereof attended. Directors are also entitled to be reimbursed for their reasonable out-of-pocket expenses incurred on the business of the Company and are eligible to receive stock options. For the fiscal period ended November 30, 2000, the Company paid $34,500 in directors' fees, as well as reimbursement of reasonable travel expenses.

     No amount has been set aside or accrued by the Company and its subsidiaries during the last fiscal year of the Company to provide pension, retirement or similar benefits for directors and officers of the Company, pursuant to any existing plan provided or contributed to by the Company and its subsidiaries.

Scientific Advisory Board

The Company has an independent Scientific Advisory Board ("SAB") to advise management and the Board of Directors on the Corporation's scientific, technical, research, development, and commercialization endeavors. Members of the SAB are entitled to an annual honorarium, reimbursement for their reasonable out-of-pocket expenses incurred on the business of the Corporation, and are eligible to receive stock options. Members of the SAB through their affiliation with universities, hospitals and other centers of biomedical research, may, from time to time, collaborate on or direct, independent basic research, preclinical studies and/or feasibility clinical trials involving the Company's technologies and receive, in connection therewith, professional fees at market rates.

C.  Board Practices.
    ----------------

     The directors of the Company are identified in Item 6. A. Directors and
Senior Management.                                             -------------
------------------

A. Directors and Senior Management.
   --------------------------------

     The Audit Committee consists of three unrelated directors, William Cochrane, Benoit La Salle, and Andre Berard. Mr. Berard replaced Jan-Eric Osterlund and William Cochrane replaced William Grant on the Audit Committee subsequent to the fiscal year-end. The Audit Committee reviews the annual and quarterly financial statements of the Company and certain other public disclosure documents required by regulatory authorities, and makes recommendations to the Board with respect thereto. The Audit Committee also reviews with the auditors and Management the adequacy of the Company's financial reporting and internal control procedures to ensure they are effective and appropriate.

     The Company has a Compensation and Corporate Governance Committee, which consists of three unrelated directors, Terrance Gregg, John Villforth, and Graham Strachan. Mr. Villforth replaced Donald Grilli on the Compensation and Corporate Governance Committee subsequent to the fiscal year-end. The Compensation and Corporate Governance Committee reviews the Company's compensation policies and practices, compensation of senior Management, succession planning, size and constitution of the Board, and corporate governance practices, and makes recommendations to the Board of Directors.

D. Employees.
   ---------

     The number of employees for each of last three fiscal years is as follows:

--------------------------------------------------------------- ------------------ ------------------ -----------------
                                                                      2000               1999               1998
--------------------------------------------------------------- ------------------ ------------------ -----------------
Number of Employees                                                    37                 24                 18
--------------------------------------------------------------- ------------------ ------------------ -----------------


     At May 1, 2001, the Company had 38 full time employees. As the Company encourages share ownership, it has established a share option plan to attract, motivate, and retain key employees and consultants. The Company's employees are not governed by a collective agreement.

E.  Share Ownership.
    ---------------

     The following table states the names of the directors of the Company, the positions within the Company now held by them, and the approximate number of shares of the Company beneficially owned or over which control or direction is exercised by each of them as of May 1, 2001. The following table does not reflect shares, which may be acquired pursuant to the exercise of stock options.

---------------------------------------------------------- ------------------------- ---------------------------------
Name and Position with Company                                   Number of                       Percentage of
                                                                Shares Owned                   Outstanding Shares
                                                                ------------                   ------------------
---------------------------------------------------------- ------------------------- ---------------------------------
William A. Cochrane                                             138,800 *
Vice-Chairman of the Board, Director
---------------------------------------------------------- ------------------------- ---------------------------------

David G. Elsley                                                 130,958 *
President, CEO, Director
---------------------------------------------------------- ------------------------- ---------------------------------

William R. Grant                                                392,600 *
Chairman of the Board, Director
---------------------------------------------------------- ------------------------- ---------------------------------

Andre Berard                                                      5,000 *
Director
---------------------------------------------------------- ------------------------- ---------------------------------

Terrance Gregg                                                    6.000 *
Director
---------------------------------------------------------- ------------------------- ---------------------------------

John C. Villforth                                                 2,000 *
Director
---------------------------------------------------------- ------------------------- ---------------------------------

Graham Strachan                                                 102,000 *
Director
---------------------------------------------------------- ------------------------- ---------------------------------

Dr. Eldon Smith                                                  10,790 *
Vice-President, Scientific Affairs, Director
---------------------------------------------------------- ------------------------- ---------------------------------

Benoit La Salle                                                  50,000 *
Director
---------------------------------------------------------- ------------------------- ---------------------------------
Bernard Lim                                                           0 *
Vice-President, Technology
---------------------------------------------------------- ------------------------- ---------------------------------
Clive Ward-Able                                                       0 *
Vice-President, Research and
Development
---------------------------------------------------------- ------------------------- ---------------------------------
Christopher J. Waddick                                          118,320 *
Vice-President, Finance, CFO, Corporate
Secretary and Treasurer
---------------------------------------------------------- ------------------------- ---------------------------------

Notes:

* Represents less than 1% of the Company's outstanding shares.

Stock Option Plan

     The Company maintains a stock option plan (the "Plan") pursuant to which a maximum of 5,400,000 options or such greater number as shall have been duly approved by the Board of Directors and if required, by any exchange or over-the-counter market on which the common shares may be listed or quoted for trading or any security regulatory authority, and by the shareholders of the Company, may be granted by the Board of Directors to executive officers, directors, employees, consultants and members of the Scientific Advisory Board of the Company in such numbers, for such periods of time, and at exercise prices as the Board may approve and according to the rules and regulations of any stock exchange or dealing network on which the Common Shares may be listed or quoted for trading from time to time.

     The amount of shares from time to time reserved under the Plan is not reflective of the number of options that are outstanding at any given time because options that are exercised over time do not replenish the number reserved, but is merely an indication of the number of shares or potential shares in respect of which a listing fee has been paid to the stock exchanges upon which the Company's shares are listed. At fiscal year-end 2000, the Company had 1.7 million options outstanding granted under the plan representing 3.8% of the shares outstanding at November 30, 2000. The number of shares reserved under the Plan from time to time must comply with the rules of The Toronto Stock Exchange ("TSE") with respect to stock option plans. These rules require, among other things, that the number of shares reserved for issuance under a stock option plan be set at a fixed number and that the shareholders approve such number.

The following table sets out information relating to outstanding options and warrants to purchase common shares granted by the Company to directors and officers that are outstanding as at the date hereof:

----------------------------------------------------------------------------------------------------------------------
              Name                  Securities                Exercise                      Expiration
                                      Under                      Or                            Date
                                     Option                  Base Price
                                       (#)                  ($/Security)
----------------------------------------------------------------------------------------------------------------------
William A. Cochrane                    5,000                   $9.55                       February 3, 2003
Vice-Chairman of the Board             5,000                   $6.75                       February 7, 2004
----------------------------------------------------------------------------------------------------------------------
David G. Elsley                       45,000                   $1.20                        June 18, 2001
President, CEO, Director              70,000                   $1.20                        June 18, 2002
                                     122,792                   $1.25                      December 15, 2003
                                      31,680                   $5.70                       January 4, 2005
                                      28,571                   $8.40                      December 21, 2005
----------------------------------------------------------------------------------------------------------------------
William R. Grant                       5,000                   $5.70                       February 3, 2003
Chairman of the Board,                 5,000                   $6.75                       February 7, 2004
Director                              20,000                   $7.68                        March 7, 2004
----------------------------------------------------------------------------------------------------------------------
Andre Berard                           5,000                   $6.75                       February 7, 2004
Director
----------------------------------------------------------------------------------------------------------------------
Terrance Gregg                         5,000                   $1.75                       August 31, 2001
Director                               5,000                   $9.55                       February 3, 2003
                                       5,000                   $6.75                       February 7, 2004
----------------------------------------------------------------------------------------------------------------------
Graham Strachan                        5,000                   $9.55                       February 3, 2003
Director                               5,000                   $6.75                       February 7, 2004
----------------------------------------------------------------------------------------------------------------------
Dr. Eldon Smith                      100,000                   $1.00                      September 15, 2003
Vice-President, Scientific            15,528                   $1.25                      December 15, 2003
Affairs, Director                     50,000                   $2.95                       October 27, 2004
                                      10,110                   $5.70                       January 4, 2005
                                       7,333                   $8.40                      December 21, 2005
----------------------------------------------------------------------------------------------------------------------
Benoit La Salle                        5,000                   $9.55                       February 3, 2003
Director                               5,000                   $6.75                       February 7, 2004
----------------------------------------------------------------------------------------------------------------------
Bernard Lim                           50,000                   $9.20                       December 8, 2005
Vice-President, Technology
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
Clive Ward-Able                       60,000                   $8.25                         June 6, 2005
Vice-President, Research and           5,543                   $8.40                      December 21, 2005
Development
----------------------------------------------------------------------------------------------------------------------
Christopher J. Waddick                70,000                   $1.00                      September 15, 2003
Vice-President, Finance, CFO,         66,735                   $1.25                      December 15, 2003
Corporate Secretary and               75,000                   $2.95                       October 27, 2004
Treasurer                             16,980                   $5.70                       January 4, 2005
                                      14,071                   $8.40                      December 21, 2005
----------------------------------------------------------------------------------------------------------------------


Item 7. Major Shareholders and Related Party Transactions.
        --------------------------------------------------

A.  Major Shareholders
    ------------------

     At May 1, 2001, there were 44,832,148 shares outstanding with an authorized capital of an unlimited number of shares. There are no persons known to own 5% or more of the Company's outstanding shares as of May 1, 2001.

     There has been no significant change in percentage ownership by any major shareholders during the past three years.

     To the best of the Company's knowledge, the Company is not directly or indirectly owned or controlled by another corporation or foreign government.

     There are no arrangements, known to the Company, the operation of which may at a subsequent date result in a change in control of the Company.

     All shareholders have identical voting rights to all other shareholders.

B. Related Party Transactions.
   ---------------------------

     There are no proposed transactions or any transactions that have occurred in the previous three fiscal periods in which directors, executive officers, holders of ten percent of the Company's outstanding shares, or any associate or affiliate of such person, have had a material interest, direct or indirect.

     None of the officers or directors of the Company is indebted to the Company or was indebted to the Company during the fiscal years ended November 30, 2000, 1999, and 1998.

C. Interests of Experts and Counsel.
   ---------------------------------

     Not applicable.

Item 8.  Financial Information
         ---------------------

A. Consolidated Statements and Other Financial Information
   -------------------------------------------------------

     Reference is made to "Item 18. Financial Statements" for the financial
                                    --------------------
statements included in this annual report.

     There are no legal proceedings of a material nature pending against the Company, or its subsidiaries. The Company is unaware of any legal proceedings known to be contemplated by any governmental authorities.

     To date, the Company has not paid a dividend. The declaration, amount, and date of distribution of any dividends in the future will be decided by the Board of Directors from time to time based upon and subject to the Company's earnings, financial requirements, and other conditions prevailing at the time.

B. Significant Changes
   -------------------

     There have not been any significant changes since the November 30, 2000 annual financial statements.

Item 9.  The Offer and Listing
         ---------------------

A.  Offer and Listing Details
    -------------------------

     The Company's Shares commenced trading on the Toronto Stock Exchange in Canada on July 22, 1999. The Toronto Stock Exchange is the primary trading market for the Company's Shares. The Company's Shares also began trading on The American Stock Exchange on November 22, 1999. From July 5, 1996 to July 22, 1999, the Company's shares were traded on The Montreal Exchange. Prior to July 6, 1996, the Company's shares were traded on The Canadian Dealing Network Inc. in Ontario.

     The following is a summary of trading of the Company's Shares:

----------------------- ------------- ----------------- -----------------
                            YEAR            HIGH              LOW
----------------------- ------------- ----------------- -----------------
ME                          1996            1.80              0.95
----------------------- ------------- ----------------- -----------------
ME                          1997            3.45              1.50
----------------------- ------------- ----------------- -----------------
ME                          1998            2.15              0.81
----------------------- ------------- ----------------- -----------------
ME to July 22/99            1999            2.18              1.40
----------------------- ------------- ----------------- -----------------
TSE from July 23/99         1999            6.70              1.60
----------------------- ------------- ----------------- -----------------
TSE                         2000           18.10              5.70
----------------------- ------------- ----------------- -----------------

     The following is a summary of trading, on a quarterly basis, of the Company's Shares on the Montreal Stock Exchange and the Toronto Stock Exchange for 1999 and 2000:

----------------------- --------------- ----------------- -----------------
1999                       QUARTER            HIGH              LOW
----------------------- --------------- ----------------- -----------------
ME                            1               2.18              1.56
----------------------- --------------- ----------------- -----------------
ME                            2               1.90              1.51
----------------------- --------------- ----------------- -----------------
ME to July 22/99              3               1.75              1.40
----------------------- --------------- ----------------- -----------------
TSE from July 23/99           3               3.40              1.60
----------------------- --------------- ----------------- -----------------
TSE                           4               6.70              2.69
----------------------- --------------- ----------------- -----------------

2000
----------------------- --------------- ----------------- -----------------
TSE                           1              18.10              5.70
----------------------- --------------- ----------------- -----------------
TSE                           2              10.80              7.00
----------------------- --------------- ----------------- -----------------
TSE                           3              14.50              8.60
----------------------- --------------- ----------------- -----------------
TSE                           4              13.00              8.15
----------------------- --------------- ----------------- -----------------

     The following is a summary of trading, on a quarterly basis, of the Company's Shares on the American Stock Exchange for 1999 and 2000 and the first quarter of 2001, expressed in United States dollars:

----------------------- -------------- ------------------ ---------------------
                           QUARTER            HIGH                  LOW
----------------------- -------------- ------------------ ---------------------
1999 (November 23)            4               4.63                  3.25
----------------------- -------------- ------------------ ---------------------

----------------------- -------------- ------------------ ---------------------
2000                          1              12.50                  4.00
----------------------- -------------- ------------------ ---------------------
                              2               7.38                  4.50
----------------------- -------------- ------------------ ---------------------
                              3               9.81                  5.88
----------------------- -------------- ------------------ ---------------------
                              4               8.63                  5.38
----------------------- -------------- ------------------ ---------------------
2001                          1               6.00                  4.41
----------------------- -------------- ------------------ ---------------------

     The low and high market prices for the Company's Shares for the past six months on the Toronto Stock Exchange and American Stock Exchange are as follows:

                      Toronto Stock Exchange

----------------------- --------------------- ---------------------
2000                              HIGH                  LOW
----------------------- --------------------- ---------------------
November                         11.85                  8.15
----------------------- --------------------- ---------------------
December                          9.45                  8.40
----------------------- --------------------- ---------------------
2001
----------------------- --------------------- ---------------------
January                           8.90                  7.20
----------------------- --------------------- ---------------------
February                          7.95                  6.75
----------------------- --------------------- ---------------------
March                             8.35                  6.95
----------------------- --------------------- ---------------------
April                             9.54                  7.21
----------------------- --------------------- ---------------------

                      American Stock Exchange

----------------------- --------------------- ---------------------
2000                              HIGH                  LOW
----------------------- --------------------- ---------------------
November                          7.75                  5.38
----------------------- --------------------- ---------------------
December                          6.38                  5.50
----------------------- --------------------- ---------------------
2001
----------------------- --------------------- ---------------------
January                           6.00                  4.88
----------------------- --------------------- ---------------------
February                          5.30                  4.41
----------------------- --------------------- ---------------------
March                             5.35                  4.53
----------------------- --------------------- ---------------------
April                             6.20                  4.65
----------------------- --------------------- ---------------------

     The closing prices of the Company's Shares on the Toronto Stock Exchange and American Stock Exchange on May 1, 2001 were $9.78 Can. and $6.31 US, respectively.

     At May 1, 2001, the Company had 18,752 shareholders of record. At March 13, 2001, there were 1,667 United States shareholders of record, holding 6,044,659 Shares, which represents 13.5% of the outstanding class.

B.  Plan of Distribution
    --------------------

         Not applicable.

C.  Markets
    -------

         (see A. above)

D.  Selling Shareholders
    --------------------

         Not applicable.

E. Dilution
   --------

         Not applicable.

F.  Expenses of the Issue
    ---------------------

         Not applicable.

Item 10.  Additional Information
          ----------------------

A.  Share Capital
    -------------

         Not applicable.

B.  Articles of Incorporation and By-laws
    -------------------------------------

Common Shares

     The Company's authorized capital consists of an unlimited number of common shares, without par value ("Shares"). At May 1, 2001, there were 44,832,148 Shares issued and outstanding and an additional 1,999,279 Shares have been allotted and reserved for issuance pursuant to outstanding options and warrants. All issued and outstanding Shares are fully paid and non-assessable.

     All Shares are entitled to one vote per share at all meetings of shareholders, rank equally as to dividends and as to the distribution of the Company's assets available for distribution in the event of a liquidation, dissolution, or winding up of the Company. There are no preemptive, conversion, or exchange rights and no provision for redemption, purchase for cancellation, surrender or sinking or purchase funds.

     Provisions as to the modification, amendment or variation of such rights and provisions are contained in the Canada Business Corporations Act (the "Act") and the regulations promulgated thereunder. Certain fundamental changes to the articles of the Company will require the approval of two-thirds of the votes cast on a resolution submitted to a special meeting of the Company's shareholders called for the purpose of considering the resolution. These items include (i) an amendment to the provisions relating to the outstanding capital of the Company, (ii) a sale of all or substantially all of the assets of the Company, (iii) an amalgamation of the Company with another company, other than a subsidiary, (iv) a winding-up of the Company, (v) a continuance of the Company into another jurisdiction, (vi) a statutory court approved arrangement under the Act (essentially a corporate reorganization such as an amalgamation, sale of assets, winding-up, etc.), or (vii) a change of name.

     Under the Act, a corporation cannot repurchase its shares or declare dividends if there are reasonable grounds for believing that (a) the corporation is, or after payment would be, unable to pay its liabilities as they become due, or (b) after the payment, the realizable value of the corporation's assets would be less than the aggregate of (i) its liabilities and (ii) its stated capital of all classes of its securities. Generally, stated capital is the amount paid on the issuance of a share.

                              ARTICLES AND BY-LAWS

     The following presents a description of certain terms and provisions of the Company's articles and by-laws.

General

     The Company was incorporated under the Business Corporations Act (Ontario) by articles of incorporation dated January 10, 1980, as amended by certificate and articles of amendment dated September 19, 1985, June 15, 1988, and April 21, 1994, and was continued under the Canada Business Corporations Act by certificate and articles of continuance dated August 9, 1999.

     The Company's corporate objectives and purpose are unrestricted.

Directors

     The Company's by-laws provide that a director who is a party to, or who is a director or officer of or has a material interest in any person who is a party to, a material contract or transaction or proposed material contract or transaction with the Company shall disclose the nature and extent of that interest and shall not vote on any resolution to approve such contract or transaction.

     The Company's by-laws provide that the directors shall be paid such remuneration for their services as the Board of Directors may from time to time determine.

     The Company's by-laws provide that the Board may from time to time on the Company's behalf, without authorization of shareholders:

     o    borrow money upon credit;

     o issue, reissue, sell or pledge bonds, debentures, notes or other evidences of indebtedness or guarantee of us, whether secured or unsecured;

     o to the extent permitted by the Canada Business Corporations Act, give directly or indirectly financial assistance to any person by means of a loan, a guarantee or otherwise on our behalf to secure performance of any present or future indebtedness, liability or obligation of any person; and

     o mortgage, hypothecate, pledge or otherwise create a security interest in all or any or currently owned or subsequently acquired real or personal, movable or immovable, property including book debts, rights, powers, franchises and undertakings, to secure any of our bonds, debentures, notes or other evidences of indebtedness or guarantee or any other present or future indebtedness, liability or obligation.

     o The Company's by-laws provide that no person shall be qualified for election as a director if such person is less than 18 years of age. There is no provision in the Company's by-laws relating to retirement or non-retirement of directors under an age limit requirement. A director need not be a shareholder. A majority of directors must be resident Canadians and at least one-third of the directors must not be officers or employees of the Company or of any of the Company's affiliates.

Annual and Special Meetings

     The annual meeting and special meetings of shareholders are held at such time and place as the Board of Directors shall determine. Notice of meetings are sent out to shareholders not less than 21 nor more than 50 days before the date of such meeting. All shareholders at the record date are entitled to notice of the meeting and have the right to attend the meeting. The directors do not stand for re-election at staggered intervals.

     There are no by-law provisions governing the ownership threshold above which shareholder ownership must be disclosed.

     There are no provisions in either the Company's articles of incorporation or by-laws that would have the effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company or its subsidiary, other than as described in the Shareholder Rights Plan below.

Adoption of Shareholder Rights Plan

     The Board of Directors of the Company adopted a shareholder rights plan as of November 22, 2000 (the "Rights Plan").

     The Rights Plan was effective immediately upon its adoption by the Board, but it had to be confirmed by shareholders to remain in effect, which occurred at the Company's Annual and Special Meeting of Shareholders held on May 2, 2001. The Rights Plan was not adopted by the Board of Directors in response to, or in anticipation of, any offer or takeover bid.

Purpose of the Rights Plan

     The Rights Plan is designed to give the Company's shareholders sufficient time to properly assess a takeover bid without undue pressure and to give the Company's Board of Directors time to consider alternatives designed to allow the Company's shareholders to receive full and fair value for their Shares. Additionally, the Rights Plan is designed to provide shareholders of the Company with equal treatment in a take-over bid. The desire to ensure that the Company is able to address unsolicited take-over bids for its issued and outstanding Shares during the term of the Rights Plan stems from a concern that Canadian take-over bid rules provide too short a response time to companies that are subject to unsolicited take-over bids to ensure that shareholders are offered full and fair value for their shares.

     In recent years, shareholder rights plans have been adopted by many Canadian companies, and the terms of such plans have evolved to reflect changes in investor attitudes, standards of corporate governance, requirements of securities regulatory authorities, and the views of third-party commentators. The Rights Plan reflects this evolution.

Summary of the Rights Plan

     The following is a summary of the principal terms of the Rights Plan, which is qualified in its entirety by reference to the text of the Rights Plan, a copy of which accompanied the Company's Management Proxy Circular as Exhibit "A," filed with the Securities and Exchange on April 24, 2001 on a Form 6-K dated April 6, 2001.

Term

     The term of the Rights Plan ends on the date of the Company's Annual Meeting of Shareholders to be held in 2003, at which time the Rights expire unless they are terminated, redeemed, or exchanged earlier by the Board of Directors.

Issue of Rights

     To implement the Rights Plan, the Board of Directors authorized the issuance of share purchase rights ("Rights") to the current shareholders of the Company at the rate of one Right for each common share outstanding as at 5:00 p.m. (Toronto time) on November 22, 2000 (the "Record Time"). In addition, one Right will be issued with each common share issued after the Record Time and prior to the earlier of the Separation Time (as defined below) and the redemption or expiration of the Rights. The Company has entered into a rights plan agreement, dated as of November 22, 2000, with CIBC Mellon Trust Company of Canada, as rights agent, which provides for the exercise of the Rights, the issue of certificates evidencing the Rights, and other related matters, including those described in this Management Proxy Circular.

Rights Exercise Privilege

     The Rights will trigger (i.e., separate from the Company's Shares) (the "Separation Time") and will become exercisable eight trading days after a person (an "Acquiring Person") has acquired 20% or more of, or commences or announces a take-over bid for, the Company's outstanding Shares (defined to include the Shares and any other shares that the Company may issue that carry voting rights relating to the election of directors), other than by an acquisition pursuant to a Permitted Bid or a Competing Permitted Bid (each as defined below). The acquisition by an Acquiring Person of 20% or more of the Shares is referred to as a "Flip-in Event."

     Any rights held by an Acquiring Person will become void upon the occurrence of the Flip-in Event. By making any take-over bid other than a Permitted Bid or a Competing Permitted Bid prohibitively expensive for an Acquiring Person, the Rights Plan is designed to require any person interested in acquiring more than 20% of the Company's Shares to do so by way of a Permitted Bid or a Competing Permitted Bid or to make a take-over bid which the Board of Directors considers to represent the full and fair value of the Company's Shares.

     Prior to the rights being triggered, they will have no value and no dilutive effect on the Company's Shares.

Flip-In Event

     A "Flip-in Event" is triggered in the event that a transaction occurs pursuant to which a person becomes an Acquiring Person (as defined by the Rights
Plan). Upon the occurrence of the Flip-in Event, each Right (except for Rights Beneficially Owned by the Acquiring Person and certain other persons specified below) shall thereafter constitute the right to purchase from the Company upon exercise thereof in accordance with the terms of the Rights Plan that number of Shares of the Company having an aggregate Market Price (as defined in the Rights
Plan) on the date of the consummation or occurrence of such Flip-in Event equal to twice the Exercise Price (as defined in the Rights Plan) for an amount in cash equal to the Exercise Price.

     The Rights Plan provides that Rights that are beneficially owned by (i) an Acquiring Person or any affiliate or associate of an Acquiring Person, or any Person acting jointly or in concert with an Acquiring Person, or any affiliate or associate of such Acquiring Person; or (ii) a transferee or other successor in tide of Rights of an Acquiring Person (or of an affiliate or associate of an Acquiring Person or of any person acting jointly or in concert with an Acquiring Person or any associate or affiliate of an Acquiring Person) who becomes a transferee or successor in title concurrently with or subsequent to the Acquiring Person becoming an Acquiring Person shall become null and void without any further action, and any holder of such Rights (including transferees or successors in title) shall not have any right whatsoever to exercise such Rights under any provision of the Rights Plan.

Acquiring Person

     An "Acquiring Person" is a person who Beneficially Owns (as defined in the Rights Plan) twenty percent (20%) or more of the outstanding Voting Shares of the Company. An Acquiring Person does not, however, include the Company or any subsidiary of the Company or any person who becomes the Beneficial Owner of twenty percent (20%) or more of the outstanding Voting Shares of the Company as a result of Permitted Bids, Competing Permitted Bids, and certain other exempt transactions.

Permitted Bids and Competing Permitted Bids

     A "Permitted Bid" is a take-over bid made by take-over bid circular in compliance with the following additional provisions:

1.   the bid must be made to all holders of record of Shares;

2. the bid must be open for a minimum of 60 days following the date of the bid, and no shares may be taken up prior to such time;

3. take-up and payment for shares may not occur unless the bid is accepted by persons holding more than fifty percent (50%) of the outstanding Shares exclusive of shares held by the person responsible for triggering the Flip-in Event or any person that has announced an intention to make, or who has made, a take-over bid for the shares of the Company and the respective affiliates and associates of such persons and persons acting jointly or in concert with such persons;

4. shares may be deposited into or withdrawn from the bid at any time prior to the take-up date; and

5. if the bid is accepted by the requisite percentage specified in (3) above, the bidder must extend the bid for a period of 10 business days to allow other shareholders to tender into the bid, should they so wish, and must make a public announcement to such effect.

     A "Competing Permitted Bid" is a take-over bid that satisfies all of the criteria of a Permitted Bid except that since it is made after a Permitted Bid has been made, the minimum deposit period and the time period for the take-up of and payment for shares tendered under a Competing Bid is not 60 days, but is instead the greater of 21 days (the minimum permitted by law) and the 60th day after the date on which the Permitted Bid then in existence was made.

     Neither a Permitted Bid nor a Competing Permitted Bid need be approved by the Board of Directors and may be taken directly to the shareholders of the Company. Acquisitions of Shares made pursuant to a Permitted Bid or a Competing Permitted Bid do not give rise to a Flip-in Event.

Certificates and Transferability

     Prior to separation, the Rights will be evidenced by a legend imprinted on the Share certificates of the Company and will not be transferable separately from the Shares. Common share certificates do not need to be exchanged to entitle a shareholder to these Rights. The legend will be on all new certificates issued by the Company. From and after separation, the

Rights will be evidenced by Rights certificates and will be transferable separately from the Company's Shares.

Redemption and Waiver

     The Board of Directors may, at any time prior to the occurrence of a Flip-in Event, and subject to shareholder approval, elect to redeem all but not less than all of the Rights at a redemption price of $0.0001 per Right (the "Redemption Price"), appropriately adjusted in certain events. Rights will be deemed to be automatically redeemed at the Redemption Price where a person that has made a Permitted Bid, a Competing Permitted Bid, or a take-over bid otherwise exempted by the Board of Directors takes up and pays for the Company's shares under the terms of the bid. If the Board of Directors elects or is deemed to have elected to redeem the Rights, the right to exercise the Rights will terminate, and each Right will, after redemption, be null and void, and the only right thereafter of the holders of Rights shall be to receive the Redemption Price. Under the Rights Plan, the Board of Directors has discretion to waive application of the Rights Plan to a take-over bid, subject to an automatic waiver with respect to all other take-over bids made while the waived take-over bid is outstanding. The Board of Directors of the Company may also waive the application of the Rights Plan to a Flip-in Event which occurs through inadvertence, subject to the "inadvertent" Acquiring Person reducing its holding of the Company's shares within an agreed time. Other waivers of the Rights Plan will require shareholder approval.

Amendment

     Any amendments or supplements to the terms of the Rights Plan (other than for clerical errors or to maintain the Rights Plan's validity as a result of changes in legislation) will require prior shareholder approval. Changes arising from changes in applicable legislation will require subsequent shareholder ratification.

C.  Material Contracts
    ------------------

     The Company does not have any material contracts that are required to be disclosed.

D.  Exchange Controls
    -----------------

     There are no laws or governmental decrees or regulations in Canada that restrict the export or import of capital, or affect the remittance of dividends, interest, or other payments to holders of the Company's securities who are not residents of Canada, other than withholding tax requirements. Reference is made to "Item 10-E. Taxation."

     There are no limitations imposed by the laws of Canada, the laws of Ontario or by the charter or other governing documents of the Company on the right of a non-resident to hold or vote Shares of the Company, other than as provided in the Investment Canada Act (Canada) (the "Investment Act"). The following summarizes the principal features of the Investment Act for a non-resident who proposes to acquire Shares. The summary is of a general nature only and is not intended to be nor is it, a substitute of independent advice from an investor's own advisor. The summary does not anticipate statutory or regulatory amendments.

     The Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a "Canadian" as defined in the Investment Act (a "non-Canadian"), unless after review, the minister responsible for the Investment Act (the "Minister") is satisfied that the investment is likely to be of net benefit to Canada. Under the Investment Act, a United States citizen qualifies as a "World Trade Organization Investor." Subject to the restrictions noted below, an investment in a Canadian business by a World Trade Organization Investor would be reviewable under the Investment Act only if it is an investment to acquire control of such Canadian business and the value of the assets of the Canadian business as shown on its financial statements is not less than a specified amount, which for 2001 is $209 million. An investment in the shares of a Canadian business by a non-Canadian other than a "World Trade Organization Investor" when the Company is not controlled by a World Trade Organization Investor, would be review able under the Investment Act if it is an investment to acquire control of the Canadian business and the value of the assets of the Canadian business as shown on its financial statements is $5 million or more, or if an order for review is made by the federal cabinet on the grounds that the investment relates to Canada's cultural heritage or national identity.

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

     A non-Canadian would acquire control of the Company for purposes of the Investment Act if the non-Canadian acquired a majority of the Shares. The acquisition of less than a majority but one-third or more of the Shares would be presumed to be an acquisition of control of the Company unless it could be established that, on acquisition, the Company was not controlled in fact by the acquiree through the ownership of Shares.

     Certain transactions relating to Shares are exempt from the Investment Act, including:

         (a) an acquisition of Shares by a person in the ordinary course of that person's business as a trader or dealer in securities;

         (b) an acquisition of control of the Company in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Act; and

         (c) an acquisition of control of the Company by reason of an amalgamation, merger, consolidation, or corporate reorganization, following which the ultimate direct or indirect control in fact of the Company, through the ownership of Shares, remained unchanged.

Competition Act Review

     Investments giving rise to the acquisition or establishment, directly or indirectly, by one of more persons of control over, or a significant interest in the whole or part of a business of a competitor, supplier, customer or other person are subject to substantive review by Canada's Competition Law Authority, the Commissioner of Competition (the "Commissioner"). If or when the Commissioner concludes that Merger, whether by purchase or lease of shares or assets, by amalgamation or by combination, or otherwise, prevents or lessens, or is likely to prevent or lessen competition substantially, he may apply to the competition tribunal for such order as may be necessary to eliminate the substantial lessening or prevention of competition. Such substantive Merger review power applies to all Mergers, whether or not they meet limits for pre-notification under the Competition Act.

     In addition to substantive Merger review, the Competition Act provides for a notification regime respecting Mergers of certain size. The regime applies in respect of share acquisitions, asset acquisitions, amalgamations and combinations. For ease of reference, this filing refers specifically to share acquisition, although the pre-notification regime applies, with the appropriate modification, to other types of acquisition of control as well.

     In order for a share acquisition transaction to be pre-notifiable, the parties to the transaction (being the person or persons who proposed to acquire shares, and the Company the shares of which are to be acquired), together with their affiliates (being all firms with a 50% or more voting shares linkage up and down the chain) must have:

     A. aggregate gross assets in Canada that exceed $400,000,000.00 in value, as shown on their audited financial statements for the most recently completed fiscal year (which must be within the last fifteen (15) months); or

     B. aggregate gross revenue from sales in, from, or into Canada that exceed $400,000,000.00 for the most recently completed fiscal year shown on the said financial statements; and

     C. in addition the party being acquired must have gross assets in Canada, or gross revenues from sales in or from Canada, exceeding $35,000,000 as shown on the said financial statements. Acquisition of shares carrying up to 20% of the votes of a publicly traded corporation, or 35% of the votes in a private corporation will not be subject to pre-notification, regardless of the above thresholds. However, exceeding the 20% or the 35% threshold, and again exceeding the 50% threshold, gives rise to an obligation of notification if the size threshold is met.

     If a transaction is pre-notifiable, a filing must be made with the Commissioner containing the prescribed information with respect to the parties, and a waiting period, (either fourteen or forty-two days, depending on whether a long or short form filing is chosen) must expire prior to closing.

     As an alternative to pre-notification, the Commissioner may grant an Advance Ruling Certificate, which exempts the transaction from pre-notification. Advance Ruling Certificates are granted where the Commissioner concludes, based on the information provided to him, that he would not have sufficient grounds on which to apply to the Competition Tribunal to challenge the Merger.

E.   Taxation
     --------

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

     This following summary is based upon the current provisions of the Canadian Tax Act, the regulations thereunder, all specific proposals to amend the Canadian Tax Act and the regulations announced by the Minister of Finance (Canada) prior to the date hereof and the Company's understanding of the published administrative practices of the Canada Customs and Revenue Agency. This summary does not take into account or anticipate any other changes in the governing law, whether by judicial, governmental or legislative decision or action, nor does it take into account the tax legislation or considerations of any province, territory or non-Canadian (including U.S.) jurisdiction, which legislation or considerations may differ significantly from those described herein.

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

Dividends on the Company's Shares

     Generally, dividends paid by Canadian corporations to non-resident shareholders are subject to a withholding tax of 25% of the gross amount of such dividends. However, pursuant to the Convention, the withholding tax rate on the gross amount of dividends paid to residents of the United States is reduced to 15% or, in the case of a U.S. corporation which beneficially owns at least 10% of the voting stock of the Canadian corporation paying the dividends, to 5% of the gross amount of such dividends.

     Pursuant to the Convention, certain tax-exempt entities resident in the United States may be exempt from Canadian withholding taxes, including any withholding tax levied in respect of dividends received on the Company's Shares.

Disposition of the Company's Shares

         In general, a United States Holder will not be subject to Canadian income tax on capital gains arising on the disposition of the Company's Shares, unless such shares are "taxable Canadian property" within the meaning of the Canada Tax Act and no relief is afforded under any applicable tax treaty. The shares of the Company would be taxable Canadian property of a non-resident if at any time during the sixty month period immediately preceding a disposition by the non-resident of such shares, not less than 25% of the issued shares of any class or series of a class of shares of the Company belonged to the non-resident, to persons with whom the non-resident did not deal at arm's length, or to the non-resident and persons with whom the non-resident did not deal at arm's length for purposes of the Canada Tax Act. For this purpose, issued shares include options to acquire such shares (including conversion rights) held by such persons. Under the Convention, a capital gain realized by a resident of the United States will not be subject to Canadian tax unless the value of the Company's Shares is derived principally from real property (as defined in the Convention) situated in Canada.

F.   Dividends and Paying Agents
     ---------------------------

         Not applicable.

G.   Statements by Experts
     ---------------------

         Not applicable.

H.   Documents on Display
     --------------------

     Copies of the documents referred to in this documents may be inspected, during normal business hours, at the Company's headquarters located at 2155 Dunwin Drive, Suite 10 Mississauga, Ontario, L5L 4M1, Canada.

I.   Subsidiary Information
     ----------------------

     The Company has one wholly-owned subsidiary, Vasogen Ireland Limited, a company incorporated under the laws of Ireland, which is the holder of the Company's technology.

Item 11.  Quantitative and Qualitative Disclosures About Market Risk
          ----------------------------------------------------------

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

Interest rate risk

     The following table sets out the weighted average interest rate risks and maturities of the Company's cash and short-term deposits at April 30, 2001:

-----------------------------------------------------------------------------------------------------------------
                                                                       Expected to mature in

                                                        2001                   2002                  2003

Cash and short-term deposits:
Canadian Dollars                                     24,435,000              6,327,000             5,439,000

         Average interest rate - fixed               4.8%                    5.6%                  5.7%

U.S. Dollars                                         18,000                  N/A                   N/A

         Average interest rate - fixed               N/A                     N/A                   N/A
-----------------------------------------------------------------------------------------------------------------


Exchange rate sensitivity

     The Company does not have any material assets and liabilities at April 30, 2001 that are denominated in U.S. dollars and subject to exchange rate risk.

Limitations

     The above discussion includes only those exposures that exist as of April 30, 2001 and as a result, does not consider exposures or positions that could arise after that date. The Company's ultimate realized gain or loss with respect to interest rate and exchange rate fluctuations would depend on the exposures that arise during the period, the Company's hedging strategies at the time, and interest and foreign exchange rates.


Item 12.  Description of Securities Other than Equity Securities.
          -------------------------------------------------------

          Not applicable.

Item 13.  Defaults, Dividend Arrearages, and Delinquencies.
          -------------------------------------------------

          None.

Item 14.  Material Modifications to the Rights of Security Holders and Use
          ----------------------------------------------------------------
          of Proceeds.
          ------------

          None.

Item 15 and 16.

          Not applicable.

Item 17.  Financial Statements
          --------------------

          See "Item 18.  Financial Statements."

Item 18.  Financial Statements
          --------------------

     Report and Consolidated Financial Statements for the years ended November 30, 2000, 1999, and 1998 were reported on by KPMG LLP, Chartered Accountants. These statements are prepared in accordance with generally accepted accounting principles in Canada, which, except as described in Note 9 conform in all material respects with accounting principles generally accepted in the United States.

Item 19. Exhibits
         --------

     Exhibits 1, 2, and 3 (a) have been previously filed with the Securities and Exchange Commission on July 2, 1997 in the Company's Registration Statement on Form 20-F, and Exhibit 3 (b) has been previously filed with the Securities and Exchange Commission on September 1, 1997 in Amendment Number 1 to the Registration Statement on Form 20-F and are hereby incorporated by reference.
Exhibit 3 (c) has been previously filed with the Securities and Exchange Commission on June 12, 1998 in the Company's Registration Statement on Form 20-F. Exhibit 3 (d) has been previously filed with the Securities and Exchange Commission on May 18, 2000 in the Company's Registration Statement on Form 20-F.

1.   Articles of Incorporation and Amendments thereto.

2.   By-Laws.

3.   List of Agreements

     a. Agreement dated January 31, 1996 between Quarzlampenfabrik Dr. - Ing. Felix W. Muller and Vasogen Inc.;

     b. Agreement dated April 15, 1997 between Delvin Inc. and Vasogen Inc.

     c. Agreement dated November 30, 1997 between Delvin Inc. and Vasogen Inc.

     d. Agreement dated September 29, 1999 between Delvin Inc. and Vasogen Inc.

     e. Employment agreement dated as of January 1, 1997 between Vasogen Inc. and David Elsley.

     f. Employment agreement dated as of March 10, 1997 between Vasogen Inc. and Christopher J. Waddick.

     g. Employment agreement dated as of August 8, 2000 between Vasogen Inc. and Dr. Clive Ward-Able.

     h. Employment agreement dated as of February 1, 2001 between Vasogen Inc. and Bernard Lim.

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             VASOGEN INC.

                                             By: /S/ Christopher J.  Waddick
                                                ----------------------------
                                                Christopher J.  Waddick
                                                Vice President, Finance, CFO


Date:

Consolidated Financial Statements of

VASOGEN INC.

Years ended November 30, 2000 and 1999

Auditors' Report

To the Shareholders of Vasogen Inc.


We have audited the consolidated balance sheets of Vasogen Inc. (a development stage company) as at November 30, 2000 and 1999 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended November 30, 2000 and for the period from December 1, 1987 to November 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

With respect to the consolidated financial statements for the year ended November 30, 2000, we conducted our audit in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. With respect to the consolidated financial statements for each of the years in the two-year period ended November 30, 1999 and for the period from December 1, 1987 to November 30, 1999, we conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2000 and 1999 and the results of its operations and its cash flows for each of the years in the three-year period ended November 30, 2000 and for the period from December 1, 1987 to November 30, 2000 in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected results of operations for each of the years in the three-year period ended November 30, 2000 and for the period from December 1, 1987 to November 30, 2000 and balance sheets as at November 30, 2000 and 1999 to the extent summarized in Note 9 to the consolidated financial statements.


/s/ KPMG LLP
-------------

Chartered Accountants

Toronto, Canada

December 22, 2000

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Consolidated Balance Sheets
(In thousands of Canadian dollars)

November 30, 2000 and 1999

-------------------------------------------------------------------------
                                                        2000         1999
-------------------------------------------------------------------------

Assets

Current assets:
         Cash and cash equivalents                   $ 2,327      $ 1,031
         Marketable securities (note 2)               27,999        6,837
         Prepaid expenses and other receivables        1,177          562
-------------------------------------------------------------------------
                                                      31,503        8,430

Marketable securities (note 2)                        11,313          739

Capital assets                                           432          299
Less accumulated amortization                            180          106
-------------------------------------------------------------------------
                                                         252          193

Acquired technology                                    4,081        4,081
Less accumulated amortization                          2,309        2,056
-------------------------------------------------------------------------
                                                       1,772        2,025
-------------------------------------------------------------------------
                                                    $ 44,840     $ 11,387
-------------------------------------------------------------------------

Liabilities and Shareholders' Equity

Current liabilities:
         Accounts payable and accrued liabilities              $  1,326       $    945

Shareholders' equity:
         Share capital (note 3)                                  90,785         47,752
         Deficit accumulated during the development stage       (47,271)       (37,310)
--------------------------------------------------------------------------------------
                                                                 43,514         10,442

--------------------------------------------------------------------------------------
                                                               $ 44,840       $ 11,387
--------------------------------------------------------------------------------------


See accompanying notes to consolidated financial statements.


On behalf of the Board:

/s/                            Director
------------------------------

/s/                            Director
------------------------------

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Consolidated Statements of Operations and Deficit
(In thousands of Canadian dollars except per share amounts)

-------------------------------------------------------------------------------------------------
                                                                                   Period from
                                                                                   December 1,
                                                                                       1987 to
                                              Years ended November 30,             November 30,
                                           2000           1999            1998            2000
-------------------------------------------------------------------------------------------------
Expenses:
         Research and development        $  6,108       $  4,672       $  4,656       $ 27,318
         General and administration         5,156          3,554          2,957         20,644
-------------------------------------------------------------------------------------------------

Loss before the undernoted                (11,264)        (8,226)        (7,613)       (47,962)

Investment income                           1,303            311            301          2,201
-------------------------------------------------------------------------------------------------

Loss for the period                        (9,961)        (7,915)        (7,312)       (45,761)

Deficit, beginning of period              (37,310)       (29,395)       (22,083)        (1,510)

-------------------------------------------------------------------------------------------------
Deficit, end of period                   $(47,271)      $(37,310)      $(29,395)      $(47,271)
-------------------------------------------------------------------------------------------------

Basic and diluted loss per share         $  (0.24)      $  (0.25)      $  (0.29)

-------------------------------------------------------------------------------------------------


See accompanying notes to consolidated financial statements.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

 Consolidated Statements of Cash Flows
(In thousands of Canadian dollars)

----------------------------------------------------------------------------------------------------------------
                                                                                                Period from
                                                                                                December 1,
                                                                                                    1987 to
                                                             Years ended November 30,           November 30,
                                                        2000           1999          1998              2000
----------------------------------------------------------------------------------------------------------------
Cash provided by (used in):

Operations:
         Loss for the period                          $ (9,961)      $ (7,915)      $ (7,312)      $(45,761)
         Items not involving cash:
                  Amortization of capital assets
                       and acquired technology             327            300            236          2,708
                  Loss on write-off of
                       capital assets                       --             --              6             24
                  Forgiveness of debt                       --             --             --            (63)
                  Common shares issued
                       for services                        233            259             55          2,449
                  Foreign exchange                         (21)           (27)           (40)           (88)
                  Change in non-cash
                       working capital (note 4)           (234)           (11)            99            121
----------------------------------------------------------------------------------------------------------------
                                                        (9,656)        (7,394)        (6,956)       (40,610)

Financing:
         Shares issued for cash                         35,650          9,825          5,043         68,882
         Warrants exercised for cash                     6,898          1,739            253         15,594
         Options exercised for cash                      2,064            724             95          4,184
         Share issue costs                              (1,812)          (934)          (479)        (4,986)
         Issue of convertible debt                          --             --             --            650
         Financing costs                                    --             --             --            (28)
         Payable to related parties                         --             --             --           (232)
----------------------------------------------------------------------------------------------------------------

                                                        42,800         11,354          4,912         84,064

Investments:
         Increase in capital assets                       (133)          (141)          (100)          (620)
         Increase in acquired technology                    --           (440)          (178)        (1,283)
         Purchases of marketable securities            (35,226)        (9,839)        (4,037)       (60,298)
         Maturities of marketable securities             3,490          6,391          6,937         20,986
----------------------------------------------------------------------------------------------------------------

                                                       (31,869)        (4,029)         2,622        (41,215)

Foreign exchange gain on cash
     held in foreign currency                               21             27             40             88
----------------------------------------------------------------------------------------------------------------


Increase (decrease) in cash
     and cash equivalents                                1,296            (42)           618          2,327

Cash and cash equivalents,
     beginning of period                                 1,031          1,073            455             --

----------------------------------------------------------------------------------------------------------------

Cash and cash equivalents,
     end of period                                    $  2,327       $  1,031       $  1,073       $  2,327
----------------------------------------------------------------------------------------------------------------

Supplementary disclosures (note 4)
See accompanying notes to consolidated financial statements.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of Canadian dollars)

Years ended November 30, 2000, 1999 and 1998 and the period from December 1, 1987 to November 30, 2000.

-------------------------------------------------------------------------------

Since December 1, 1987, the Company has been engaged in the research and commercial development of its immune modulation therapies for the treatment and prevention of disease. The Company has not had any commercial operations since inception. The financial information presented has been prepared on the basis that the Company is considered a development stage enterprise and accordingly, the statements of operations and deficit and cash flows also reflect the cumulative amounts from December 1, 1987 to November 30, 2000.


1.    Significant accounting policies:

      These consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada, which, except as described in note 9, conform in all material respects with accounting principles generally accepted in the United States.


      (a) Principles of consolidation:

          These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Vasogen Ireland Limited, incorporated in 1998. The functional currency of the Irish subsidiary is the Canadian dollar. All material intercompany balances and transactions have been eliminated.


      (b) Marketable securities:

          Marketable securities held to maturity are stated at the lower of amortized cost or market. Interest is recognized on an effective yield basis.


      (c) Concentration of credit risk:

          Financial   instruments   potentially   exposing   the  Company  to  a
          concentration  of  credit  risk  consist   principally  of  marketable
          securities.

          Marketable securities include bonds issued by Canadian governments and predominantly crown corporations, with varying maturities between one and thirty-six months from the date of purchase, that are capable of prompt liquidation.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of Canadian dollars)

Years ended November 30, 2000, 1999 and 1998 and the period from December 1, 1987 to November 30, 2000.

-------------------------------------------------------------------------------

1.    Significant accounting policies (continued):


      (d) Capital assets:

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


      (e) Acquired technology:

          Acquired technology, representing the Company's platform medical device technology, is stated at cost. Amortization is provided on a straight-line basis over 20 years, representing the period from the acquisition date to the expiry date of the technology's initial patent. On an ongoing basis, management reviews the carrying value and amortization of the technology, taking into consideration any events and circumstances that might impair its value. A loss is charged to the statement of operations when the carrying values of acquired technology exceed its recoverable amount.


      (f) Stock-based compensation plan:

          The Company has a stock-based  compensation  plan as described in note
          3. No compensation expense is recognized when stock options or warrants are issued. Any consideration paid on the exercise of stock options, warrants, or purchase of stock is credited to share capital.


      (g) Research and development:

          Research costs are expensed as incurred. Development costs are expensed as incurred unless they meet the criteria under generally accepted accounting principles in Canada for deferral and amortization. The Company had not capitalized any such development costs to date.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of Canadian dollars)

Years ended November 30, 2000, 1999 and 1998 and the period from December 1, 1987 to November 30, 2000.

-------------------------------------------------------------------------------

1.    Significant accounting policies (continued):


      (h) Measurement uncertainty:


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


      (i) Income taxes and investment tax credits:


          Effective December 1, 1999 the Company changed from the deferral method of accounting for income taxes to the asset and liability method of accounting for income taxes. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax attributable to the temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax carrying values. Future tax assets and liabilities are measured using enacted or substantially enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled.


          The Company has determined that there is no material difference in its income tax position under the asset and liability method of income tax accounting because any future tax assets initially recognized are fully offset by a valuation allowance. Management has provided a valuation allowance equivalent to the gross deferred tax asset balances given the development stage of the Company's activities and the uncertainty that it will generate sufficient income for tax purposes to utilize the tax losses in the carry-forward period. Prior years' financial statements have not been restated for this change in accounting policy.


          The benefits of tax credits for scientific research and development expenditures are recognized in the year the qualifying expenditures are made provided there is reasonable assurance of recoverability. The tax credits reduce the cost of capital assets and research costs, as applicable.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of Canadian dollars)

Years ended November 30, 2000, 1999 and 1998 and the period from December 1, 1987 to November 30, 2000.

-------------------------------------------------------------------------------

1.    Significant accounting policies (continued):


      (j) Comparative figures:


          Certain comparative figures have been reclassified to conform with the financial statements presentation adopted for the current year.


2.    Marketable securities:

------------------------------------------------------------------------------------------------------------------------------------
                                                                           One year
                                                       One year              plus                                    Yield to
2000                                                   maturity            maturities            Total               maturity
------------------------------------------------------------------------------------------------------------------------------------
              Canadian federal government bonds       $  2,438           $    1,289            $    3,727         5.62 - 5.97%
              Canadian provincial government
                  bonds                                  3,567                3,666                 7,233         5.70 - 6.17%
              Canadian corporate bonds                  21,994                6,358                28,352         5.85 - 6.36%

------------------------------------------------------------------------------------------------------------------------------------
                                                      $ 27,999           $   11,313            $   39,312
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                                                                          One year
                                                      One year              plus                                   Yield to
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
------------------------------------------------------------------------------------------------------------------------------------

At November 30, 2000 and 1999, the carrying value of marketable securities approximated their quoted market value.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of Canadian dollars)

Years ended November 30, 2000, 1999 and 1998 and the period from December 1, 1987 to November 30, 2000.

-------------------------------------------------------------------------------

3.    Share capital:


      (a) Authorized unlimited common shares, without par value:

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                 Period from
                                                                                                              December 1,1987 to
                                            2000                   1999                    1998                 November 30,2000
-----------------------------------------------------------------------------------------------------------------------------------
                                Number of                  Number of               Number of                 Number of
                                shares      Amount         shares      Amount      shares       Amount       shares        Amount
-----------------------------------------------------------------------------------------------------------------------------------
                               (In thousands)             (In thousands)          (In thousands)            (In thousands)
Balance, beginning
    of period                   35,592     $ 47,752        26,574     $ 36,139     23,331     $ 31,172         1,032     $  1,213

Issued for:
         Cash                    3,738       35,650         6,590        9,825      2,882        5,043        25,407       68,882
         Services                   40          233           207          259         33           55         1,571        2,449
         Technology                 --           --            --           --         --           --         1,913        2,799
         Warrants exercised      3,979        6,898         1,627        1,739        228          253        11,028       15,594
         Options exercised       1,393        2,064           594          724        100           95         3,367        4,184
         Debt conversion            --           --            --           --         --           --           424          650
         Share issue costs          --       (1,812)           --         (934)        --         (479)           --       (4,986)

-----------------------------------------------------------------------------------------------------------------------------------
Balance, end of period          44,742     $ 90,785        35,592     $ 47,752     26,574     $ 36,139        44,742     $ 90,785
-----------------------------------------------------------------------------------------------------------------------------------


Common shares issued for services or acquired technology are recorded at the quoted market value of the shares at the respective issue date.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of Canadian dollars)

Years ended November 30, 2000, 1999 and 1998 and the period from December 1, 1987 to November 30, 2000.

-------------------------------------------------------------------------------

3.    Share capital (continued):


      (b) Options:

--------------------------------------------------------------------------------
                                         2000             1999           1998
--------------------------------------------------------------------------------
                                                    (In thousands)

Balance, beginning of year               2,562          2,435            2,481
Issued                                     311            766              569
Exercised                               (1,393)          (594)            (100)
Expired or cancelled                         -            (45)            (515)

--------------------------------------------------------------------------------
Outstanding, end of year                 1,480           2,562           2,435
--------------------------------------------------------------------------------

Exercisable, end of year                 1,265          2,092            2,285

--------------------------------------------------------------------------------


          The exercise prices of options must at least equal the quoted market value of the underlying common shares on the date of the grant. Each option granted allows the holder to purchase one common share. As at November 30, 2000, these options have exercise prices ranging from $1.00 to $9.55, and generally vest over a maximum period of two to three years and expire over various dates to 2005.


      (c) Warrants:

----------------------------------------------------------------------------------------------------------------
                                                                         2000           1999             1998
----------------------------------------------------------------------------------------------------------------
                                                      Warrants
                                                     issued for
                                       Warrants      financing/
                                      issued for     technology
                                       services      acquisition         Total          Total           Total
----------------------------------------------------------------------------------------------------------------
                                                                                   (In thousands)
       Balance,
           beginning of year             1,692           2,780           4,472           5,885           4,725
       Issued                              283              --             283             796           2,538
       Exercised                        (1,372)         (2,607)         (3,979)         (1,627)           (228)
       Expired or cancelled               (290)           (143)           (433)           (582)         (1,150)

----------------------------------------------------------------------------------------------------------------
       Outstanding, end of year            313              30             343           4,472           5,885
----------------------------------------------------------------------------------------------------------------

       Exercisable, end of year            278              30             308           4,304           5,885
----------------------------------------------------------------------------------------------------------------

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of Canadian dollars)

Years ended November 30, 2000, 1999 and 1998 and the period from December 1, 1987 to November 30, 2000.

-------------------------------------------------------------------------------

3.    Share capital (continued):


          As at November 30, 2000, these warrants have exercise prices ranging from $1.00 to $10.00 and expire over various dates to 2004. Each warrant granted allows the holder to purchase one common share.

      (d) Employment options and warrants:

          The following tables present  information on employment  options which
          include  all  stock  options  and  warrants   issued  for   employment
          compensation:

-----------------------------------------------------------------------------------------------------------------
                                              2000                      1999                      1998
-----------------------------------------------------------------------------------------------------------------
                                                   Weighted                   Weighted                   Weighted
                                                    average                   average                     average
                                                   exercise                   exercise                   exercise
                                     Number           price      Number         price       Number          price
-----------------------------------------------------------------------------------------------------------------
                                   (In thousands)              (In thousands)             (In thousands)
       Outstanding,
           beginning of year         3,861       $   1.46         4,534      $   1.37        4,445       $   1.43
       Issued                          311           7.33           766          1.62          804           1.25
       Exercised                    (2,567)          1.37        (1,194)         1.18         (150)          1.01
       Expired or cancelled             --             --          (245)         1.52         (565)          2.23

-----------------------------------------------------------------------------------------------------------------
       Outstanding,
            end of year              1,605           2.59         3,861          1.46        4,534           1.37
-----------------------------------------------------------------------------------------------------------------

       Exercisable,
           end of year               1,390       $   2.23         3,392      $   1.40        4,385       $   1.35

-----------------------------------------------------------------------------------------------------------------


          As at November 30, 2000,  there were 443,092  (1999 - 246,952;  1998 -
          380,798) employment options and warrants available for grant.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of Canadian dollars)

Years ended November 30, 2000, 1999 and 1998 and the period from December 1, 1987 to November 30, 2000.

-------------------------------------------------------------------------------

3.    Share capital (continued):


      Employment options outstanding and exercisable as of November 30, 2000 are as follows:

-----------------------------------------------------------------------------------
                             Employment                                Employment
                    options outstanding                       options exercisable
-----------------------------------------------------------------------------------
                                                Weighted average
      Exercise                                         remaining
      price                      Number         contractual life           Number
-----------------------------------------------------------------------------------
                         (In thousands)                             (In thousands)

      $    1.00 -  $1.25          941               1.4 - 3.0                 941
           1.55 -   1.75          183               1.1 - 3.5                 173
           2.00 -   3.02          170               1.3 - 3.9                 165
           5.70 -   7.05          161               4.1 - 4.4                  21
           8.25 -   9.55          150               2.6 - 4.6                  90

-----------------------------------------------------------------------------------
                                1,605                     3.3                1,390
-----------------------------------------------------------------------------------


4.    Supplemental cash flow information:


      (a) Change in non-cash working capital:

--------------------------------------------------------------------------------------------------
                                                                                      Period from
                                                                                      December 1,
                                                                                          1987 to
                                         Years ended November 30,                    November 30,
                                          2000            1999              1998             2000
--------------------------------------------------------------------------------------------------
       Prepaid expenses and
           advances                    $  (615)         $  (210)         $  (266)         $(1,145)
       Accounts payable and
           accrued liabilities             381              199              365            1,266

--------------------------------------------------------------------------------------------------
                                       $  (234)         $   (11)         $    99          $   121
--------------------------------------------------------------------------------------------------

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of Canadian dollars)

Years ended November 30, 2000, 1999 and 1998 and the period from December 1, 1987 to November 30, 2000.

-------------------------------------------------------------------------------

4.    Supplemental cash flow information (continued):


      (b) Non-cash financing and investing activities:

---------------------------------------------------------------------------------------------------------
                                                                                         Period from
                                                                                         December 1,
                                                                                             1987 to
                                                       Years ended November 30,         November 30,
                                                 2000            1999          1998             2000
---------------------------------------------------------------------------------------------------------
       Non-cash financing activity:
                Debt conversion               $    --         $    --         $    --         $  (650)
                Shares issued on debt
                    conversion                     --              --              --             650
                Shares issued for services        233             259              55           2,449
                Shares issued for technology       --              --              --           2,799

---------------------------------------------------------------------------------------------------------
                                              $   233         $   259         $    55         $ 5,248
---------------------------------------------------------------------------------------------------------

       Non-cash investing activity:
                Technology acquired for
                    shares issued             $    --         $    --         $    --         $(2,799)

---------------------------------------------------------------------------------------------------------


      (c) The interest  received in 2000 was $859,000  (1999 - $195,000;  1998 -
          $146,000; from inception to November 30, 2000 - $1,482,000).

5.    Fair values of financial instruments:


      The carrying values of cash and cash equivalents and accounts payable and accrued liabilities approximate their fair value due to the relatively short periods to maturity of these instruments. The carrying value of marketable securities approximates their quoted market value.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of Canadian dollars)

Years ended November 30, 2000, 1999 and 1998 and the period from December 1, 1987 to November 30, 2000.

-------------------------------------------------------------------------------

6.    Income taxes:


      The tax effect of temporary differences that give rise to significant components of the Company's future tax assets and future tax liabilities at November 30, 2000 are presented below:

--------------------------------------------------------------------------------------------------------
                                                                               2000             1999
--------------------------------------------------------------------------------------------------------
                                                                                    (In thousands)
       Future tax assets:
                Non-capital losses                                            $ 4,143          $ 5,794
                Deductible share issue costs                                      871              603
                SR&ED expenditure pool, net of refundable tax credits           4,143            3,201
--------------------------------------------------------------------------------------------------------
                                                                                9,157            9,598

                Less valuation allowance                                       (8,933)          (9,466)

       Future tax liability:
                Excess of book value of capital assets over tax value            (224)            (132)

--------------------------------------------------------------------------------------------------------
       Net future tax asset                                                   $    --          $    --
--------------------------------------------------------------------------------------------------------


      Under the Income Tax Act of Canada, certain expenditures are classified as Scientific Research & Experimental Development (SR&ED) expenditures and for tax purposes, are grouped into a pool, which is 100% deductible in the year incurred. This SR&ED expenditure pool can also be carried forward indefinitely and deducted in full in any subsequent year.


      The balance of the SR&ED expenditure pool at November 30, 2000 is approximately $11,310,000 (1999 - $7,180,000).

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of Canadian dollars)

Years ended November 30, 2000, 1999 and 1998 and the period from December 1, 1987 to November 30, 2000.

-------------------------------------------------------------------------------


6.    Income taxes (continued):


      The Company has also earned investment tax credits ("ITCs") on SR&ED expenditures, which will expire as follows:

--------------------------------------------------------------------------------

              2005                                         $   128
              2006                                             299
              2007                                             404
              2008                                             341
              2009                                             485
              2010                                             979

--------------------------------------------------------------------------------
                                                           $ 2,636
--------------------------------------------------------------------------------


      The Company has losses of approximately $12,258,000 available to reduce future taxable income, the benefit of which will be recognized in the accounts when realized. These tax losses expire as follows:

--------------------------------------------------------------------------------

              2003                                         $ 3,058
              2004                                           6,473
              2006                                           2,002
              2007                                             725

--------------------------------------------------------------------------------
                                                           $12,258
--------------------------------------------------------------------------------


      The Company's subsidiary, Vasogen Ireland Limited, has losses of approximately $15,072,000 available indefinitely to reduce future taxable income, the benefit of which will be recognized in the accounts when realized.


7.    Segment information:


      The Company operates in one business segment being the development of immune modulation therapies. The capital assets are located in Canada and the acquired technology is located in Ireland.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of Canadian dollars)

Years ended November 30, 2000, 1999 and 1998 and the period from December 1, 1987 to November 30, 2000.

-------------------------------------------------------------------------------

8.    Royalty commitments:


      The Company has granted royalties to arm's-length third parties on gross amounts received by the Company from future commercial sales of its products comprising 1.5% on all sales to a maximum royalty of $1.3 million per annum and an additional 2% with respect to revenue derived from VAS971 to a maximum royalty of $5.0 million per annum. To date, no royalties are due and/or payable.


9. Differences between generally accepted accounting principles ("GAAP") in Canada and the United States:


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


      (a) Consolidated statements of operations and deficit:


----------------------------------------------------------------------------------------------------------------
                                                                                                   Period from
                                                                                                   December 1,
                                                                                                       1987 to
                                                            Years ended November 30,              November 30,
                                                    2000             1999              1998               2000
----------------------------------------------------------------------------------------------------------------
       Loss per Canadian GAAP                   $ (9,961)         $ (7,915)         $ (7,312)         $(45,761)
       Technology costs (i)                           --              (440)             (179)           (4,081)
       Technology amortization (i)                   253               253               204             2,309
       Non-employee stock
           compensation (ii)                        (595)             (326)             (128)           (1,516)
       Warrants issued to acquire
           technology (iii)                           --                --                --               (61)

----------------------------------------------------------------------------------------------------------------
       Loss per United States GAAP             $ (10,303)         $ (8,428)         $ (7,415)         $(49,110)
----------------------------------------------------------------------------------------------------------------

       Basic and diluted loss per share
           under United States GAAP             $  (0.25)         $  (0.27)         $  (0.29)

----------------------------------------------------------------------------------------------------------------
                                                                        (In thousands)

       Weighted average number of shares
           under United States GAAP (iv)          40,941            31,131            25,416

----------------------------------------------------------------------------------------------------------------

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of Canadian dollars)

Years ended November 30, 2000, 1999 and 1998 and the period from December 1, 1987 to November 30, 2000.

-------------------------------------------------------------------------------


9. Differences between generally accepted accounting principles ("GAAP") in Canada and the United States (continued):


      (b) Consolidated balance sheets:

--------------------------------------------------------------------------------------------------
                                                     2000                          1999
--------------------------------------------------------------------------------------------------
                                                            United                        United
                                              Canada        States        Canada          States
--------------------------------------------------------------------------------------------------
       Acquired technology (i)               $  1,772      $     --      $  2,025     $       --
       Share capital (ii) (iii)                90,785        92,362        47,752         48,734
       Deficit, end of year (i) (ii) (iii)    (47,271)      (50,620)      (37,310)        40,317
       Deficit accumulated
           during development
           stage (i) (ii) (iii)               (45,761)      (49,110)      (35,800)       (38,807)

--------------------------------------------------------------------------------------------------


                        (i) Canadian GAAP permits the capitalization and amortization of acquired technology costs. Under United States GAAP, such acquired technology costs are charged to expense when incurred if, at the acquisition date, the technological feasibility of this technology had not yet been established and no future alternative uses existed. Accordingly, for United States GAAP purposes the costs would have been expensed and the amortization recorded under Canadian GAAP would be reversed.


                        (ii)    In 1996, Financial Accounting Standards Board
                                (FASB) Statement of Financial Accounting
                                Standards (SFAS No. 123), "Accounting for Stock Based Compensation," was issued and requires the recording of compensation costs for stock options and warrants issued after December 15, 1995 to non-employees, such as members of the Scientific Advisory Board, and other consultants and advisors, at fair value. The fair value of the non-employee stock options and warrants granted post December 15, 1995 has been estimated at the date of grant using the Black-Scholes option pricing model based on the assumptions set out in note 9(e). The stock compensation charge for non-employee services received, calculated in accordance with SFAS123, is $595,000 for the year ended November 30, 2000 (1999 - $326,000; 1998 - $128,000; period from
                                December 1, 1987 to November 30, 2000 -
                                $1,516,000).

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of Canadian dollars)

Years ended November 30, 2000, 1999 and 1998 and the period from December 1, 1987 to November 30, 2000.

-------------------------------------------------------------------------------

9. Differences between generally accepted accounting principles ("GAAP") in Canada and the United States (continued):


                                For purposes of measuring compensation cost under United States GAAP, the Company has elected to apply the provisions of APB Opinion No. 25 and related interpretations including FASB Interpretation No. 44, in accounting for stock options and warrants issued to employees as employment compensation ("employment options"). Under this method, no compensation expense is recorded for employee stock options or warrants having an exercise price that exceeds or equals the market value of the underlying shares at the grant date. For the Company, this results in accounting consistent with the approach used under Canadian GAAP and, accordingly, no compensation expense has been recognized in fiscal 2000 or in prior years since inception.


                        (iii) In 1996, 100,000 warrants were issued as part of the technology acquisition consideration. United States GAAP requires these acquired technology costs to be recorded in an amount approximating the fair value of the warrants issued, estimated at their grant date using the Black-Scholes option pricing model based on the assumptions similar to those disclosed in note 9(e).


                        (iv) The options and warrants outstanding for the year ended November 30, 2000 were not included in the calculation of diluted earnings per share because the Company had a net loss for that year and to do so would have been antidilutive.


      (c) Consolidated statements of cash flows:


          Cash from operations under United States GAAP includes the adjustments
          (i), (ii) and (iii) to the loss for the year. Cash used in investing activities under United States GAAP excludes amounts representing acquired technology (adjustment (i)).

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of Canadian dollars)

Years ended November 30, 2000, 1999 and 1998 and the period from December 1, 1987 to November 30, 2000.

-------------------------------------------------------------------------------

9. Differences between generally accepted accounting principles ("GAAP") in Canada and the United States (continued):


      (d) Income taxes


          Under Canadian GAAP, investment tax credits and other research and development credits are deducted from research and development expense, for items of a current nature, and deducted from capital assets, for items of a capital nature. For United States GAAP purposes, these credits may be recorded as a reduction of income tax expense. Total research and development credits were $403,000 in 2000 (1999 - $369,000; 1998 - nil; from December 1, 1987 to November 30,
          2000 - $772,000).


          Under Canadian GAAP, the future income tax assets and liabilities are calculated using the enacted or substantially enacted tax rates. Under United States GAAP, future tax assets and liabilities are calculated using only enacted tax rates. As at November 30, 2000, the net future tax assets and valuation allowance calculated under United States GAAP would have increased by approximately $3,734,000 as set out below:

       -----------------------------------------------------------------------------------
                                                                                    2000
       -----------------------------------------------------------------------------------
                                                                           (In thousands)
       Future tax assets:
                Non-capital losses                                             $  6,905
                Deductible share issue costs                                        997
                SR&ED expenditure pool, net of refundable tax credits             4,983
                --------------------------------------------------------------------------
                                                                                 12,885

                Less valuation allowance                                        (12,667))

       Future tax liability:
                Excess of book value of capital assets over tax value              (218)

       -----------------------------------------------------------------------------------
       Net future tax asset                                                    $      -
       -----------------------------------------------------------------------------------


      There are no significant differences in future tax assets and liabilities calculated in years preceding 2000 under the Canadian and United States accounting standards.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of Canadian dollars)

Years ended November 30, 2000, 1999 and 1998 and the period from December 1, 1987 to November 30, 2000.

-------------------------------------------------------------------------------


      (e) Stock-based compensation:


      The fair value of the employee and non-employee stock-based compensation has been estimated at the date of grant using the Black-Scholes option pricing model under the following assumptions:

-------------------------------------------------------------------------------------------
                                                         2000          1999         1998
-------------------------------------------------------------------------------------------
       Weighted average risk-free interest rate          6.13%         6.19%         5.54%
       Dividend yield                                    0.00          0.00          0.00
       Volatility factor of the expected market
           price of the Company's common shares            90%           90%           90%
       Weighted average expected life of the
           employment options                          2 years       2 years      2 years

-------------------------------------------------------------------------------------------


      The resulting weighted average, grant-date fair value of the employee and non-employee stock-based compensation issued in 2000 was $4.61 (1999 - $1.05; 1998 - $0.88).

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of Canadian dollars)

Years ended November 30, 2000, 1999 and 1998 and the period from December 1, 1987 to November 30, 2000.

-------------------------------------------------------------------------------

9. Differences between generally accepted accounting principles ("GAAP") in Canada and the United States (continued):


      While SFAS No. 123 does not require the recording of compensation cost for stock options and warrants issued to employees at fair value, it does require disclosure of pro forma net income and earnings per share information as if the Company had accounted for employment options and warrants issued in 2000, 1999 and 1998 under the fair value method, as follows:

--------------------------------------------------------------------------------
                                           2000           1999            1998
--------------------------------------------------------------------------------
                                                       (Unaudited)

      Loss for the year                 $(10,303)       $(8,428)        $(7,415)
      Compensation cost - employees         (769)          (675)           (665)

--------------------------------------------------------------------------------
      Pro forma loss for the year       $(11,072)       $(9,103)       $ (8,080)
--------------------------------------------------------------------------------

      Pro forma loss per share          $  (0.27)       $ (0.29)        $ (0.32)

--------------------------------------------------------------------------------


          The effects of applying SFAS No. 123 to calculate compensation cost in 2000, 1999 and 1998 may not be representative of the effects on pro forma net income in future periods.


      (f) Recent accounting pronouncements:

          In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 established methods of accounting for derivative financial instruments and hedging activities related to those instruments, as well as other hedging activities. Application for this SFAS has been postponed. As such, the Company will be required to implement SFAS No. 133 for its fiscal year ended November 30, 2001. To date the Company has not entered into derivative contracts. The Company expects the adoption of SFAS No. 133 will have no material impact on its financial position, results of operations or cash flows.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of Canadian dollars)

Years ended November 30, 2000, 1999 and 1998 and the period from December 1, 1987 to November 30, 2000.

-------------------------------------------------------------------------------


9. Differences between generally accepted accounting principles ("GAAP") in Canada and the United States (continued):


          In 2000, the FASB issued SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities - an amendment of FASB Statement No. 133, FASB Statement No. 139, Rescission of FASB Statement No. 53 and amendments to FASB Statements No. 63, 89 and 122
          - regarding financial reporting by producers and distributors of motion picture films, and FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - a replacement for FASB Statement No. 125. The Company expects that the adoption of SFAS No. 138 and No. 140 will have no material impact on its financial position, results of operations or cash flows. SFAS No. 139 is not applicable to the Company's business.