Form 40-F
period 2002-11-30
VASOGEN INC
filed 2003-04-17
CIK 1042018

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 40-F

(Check one)
   [ ] Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934.

                                       or

   [X] Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934.

             For the fiscal year ended         November 30, 2002
                                        ----------------------------------------

             Commission file number            0-29350
                                        ----------------------------------------

                                  Vasogen Inc.
             ------------------------------------------------------
             (Exact Name of Registrant as Specified in Its Charter)

                                 Not Applicable
         ---------------------------------------------------------------
         (Translation of Registrant's Name Into English (if Applicable))

                                     Canada
        -----------------------------------------------------------------
        (Province or Other Jurisdiction of Incorporation or Organization)

                                      3841
    ------------------------------------------------------------------------
    (Primary Standard Industrial Classification Code Number (if Applicable))

                                 Not Applicable
             -------------------------------------------------------
             (I.R.S. Employer Identification Number (if Applicable))

       2155 Dunwin Drive, Suite 10, Mississauga, Ontario, Canada, L5L 4M1,
                                 (905) 569-2265
   --------------------------------------------------------------------------
   (Address and Telephone Number of Registrant's Principal Executive Offices)

         CT Corporation Systems, 111 Eighth Avenue, New York, NY, 10011,
                              Tel: (212) 590-9200
        ----------------------------------------------------------------
            (Name, Address (Including Zip Code) and Telephone Number
        (Including Area Code) of Agent For Service in the United States)

     Securities registered or to be registered pursuant to Section 12(b) of the Act:

      Title of Each Class            Name of Each Exchange on Which Registered
  ---------------------------        -----------------------------------------
  Common Shares, no par value                American Stock Exchange
                                            The Toronto Stock Exchange

         Securities registered or to be registered pursuant to Section 12(g) of the Act:

                                 Not Applicable
                                ----------------
                                (Title of Class)


                                ----------------
                                (Title of Class)

         Securities for which there is a reporting obligation pursuant to
Section 15(d) of the Act:

                                 Not Applicable
                                ----------------
                                (Title of Class)

         For annual reports, indicate by check mark the information filed with this form:

[X]  Annual Information Form            [X]  Audited Annual Financial Statements

         Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

                            51,934,631 common shares
                            ------------------------

         Indicate by check mark whether the registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the file number assigned to the registrant in connection with such rule.

         Yes   [ ]                82- _________             No  [X]

         Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

         Yes   [X]                No  [ ]

================================================================================

                      DOCUMENTS INCLUDED IN THIS FORM 40-F

Document

   1. Annual Information Form for Vasogen Inc. (the "Company" or "Vasogen") for 2002.

   2. Management's Discussion and Analysis of Financial Condition of the Company for the fiscal year ended November 30, 2002.

   3. Consolidated financial statements of the Company as at and for the fiscal year ended November 30, 2002 and for the period from December 1, 1987 to November 30, 2002 (Note 12 to the Consolidated Financial Statements discloses the material differences between Canadian and United States Generally Accepted Accounting Principles).

                             CONTROLS AND PROCEDURES

(a) EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES. As of a date within the 90-day period prior to the filing of this report, an evaluation of the effectiveness of the Company's "disclosure controls and procedures" (as such term is defined in Rules 13(a)-14(c) and 15(d)-14(c) of the United States Securities Exchange Act of 1934 (the "Exchange Act")) was carried out by the Company's Chief Executive Office ("CEO") and Chief Financial Officer ("CFO"). Based on that evaluation, the CEO and CFO have concluded that as of such date the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in United States Securities and Exchange Commission rules and forms.

(b) CHANGES IN INTERNAL CONTROLS. Subsequent to the completion of their evaluation, there have been no significant changes in the Company's internal controls or in other factors that could significantly affect the internal controls, including any corrective actions with regard to significant deficiencies and material weaknesses.

                                   UNDERTAKING

         Vasogen Inc. undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities in relation to which the obligation to file an annual report on Form 40-F arises or transactions in said securities.

                          CONSENT TO SERVICE OF PROCESS

         The Company has previously filed with the Commission a Form F-X in connection with the class of securities in relation to which the obligation to file this report arises.

                                  EXHIBIT INDEX

         The following exhibits are filed as part of this report.

Exhibit                  Description
-------                  -----------

99.1         Consent of KPMG, LLP, independent accountants.

99.2         Certificate of the Chief Executive Officer Pursuant to 18 U.S.C.
             1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.3         Certificate of the Chief Financial Officer Pursuant to 18 U.S.C.
             1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

                                   SIGNATURES

         Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant                        Vasogen Inc.
           ---------------------------------------------------------------------

By (Signature and Title)      /s/ Geofrey Myers
                         -------------------------------------------------------
                              Geofrey Myers, Assistant Secretary
Date: April 17, 2003
      --------------

                                 CERTIFICATIONS

I, David G. Elsley, President and Chief Executive Officer, certify that:

1.       I have reviewed this annual report on Form 40-F of Vasogen Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

         a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

         b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

         c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors (and persons performing the equivalent function):

         a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

         b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: April 17, 2003


                                                     /s/ David G. Elsley
                                                     -----------------------
                                                     David G. Elsley
                                                     Chief Executive Officer

                                 CERTIFICATIONS

I, Christopher Waddick, Chief Financial Officer, certify that:

1.       I have reviewed this annual report on Form 40-F of Vasogen Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

         a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

         b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

         c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors (and persons performing the equivalent function):

         a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

         b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: April 17, 2003

                                                     /s/ Christopher Waddick
                                                     ------------------------
                                                     Christopher Waddick
                                                     Chief Financial Officer

                                  VASOGEN INC.



                           2155 DUNWIN DRIVE, SUITE 10
                              MISSISSAUGA, ONTARIO
                                     L5L 4M1
                                     CANADA






                                      2002
                             ANNUAL INFORMATION FORM

                             ANNUAL INFORMATION FORM

                                TABLE OF CONTENTS

ITEM 1   COVER PAGE........................................................... 1
         FORWARD-LOOKING INFORMATION.......................................... 2

ITEM 2   INCORPORATION........................................................ 2

ITEM 3   GENERAL DEVELOPMENT OF THE BUSINESS.................................. 2

ITEM 4   NARRATIVE DESCRIPTION OF THE BUSINESS................................ 3
         1.  INTRODUCTION..................................................... 3
                  The Role of Inflammation in Disease......................... 3
         2.  PRODUCTS AND MARKETS............................................. 3
                  Peripheral Arterial Disease  ............................... 4
                  Chronic Heart Failure  ..................................... 5
                  Neuro-inflammatory Disease.................................. 6
         3.  QUEST DIAGNOSTICS STRATEGIC ALLIANCE............................. 7
                  Quest Diagnostics........................................... 7
                  The Strategic Alliance ..................................... 7
         4.  SCIENTIFIC ADVISORY BOARD........................................ 7
         5.  COMPETITIVE ENVIRONMENT.......................................... 9
         6.  MANUFACTURING ...................................................10
         7.  INTELLECTUAL PROPERTY............................................10
         8.  ROYALTIES........................................................10
         9.  GOVERNMENT REGULATION............................................10
                  Europe......................................................11
                  United States...............................................11
                  Canada......................................................11
         10. HUMAN RESOURCES..................................................12
         11. FACILITIES.......................................................12
         12. ENVIRONMENTAL MATTERS............................................12
         13. RISK FACTORS.....................................................12
                  Regulatory Environment......................................12
                  Government and Insurance Reimbursements for
                     Healthcare Expenditures..................................13
                  Potential Competition.......................................13
                  Development Stage ..........................................13
                  Product Concentration.......................................13
                  Scientific Research and Product Risk........................13
                  Key Personnel...............................................14
                  Financing...................................................14
                  Dilution....................................................14
                  Uncertainty of Product Development and Clinical Testing.....14
                  Potential Conflicts of Interests............................15
                  History of Operating Losses.................................15
                  Patents and Proprietary Technology..........................15
                  Dependence on Third Parties.................................16
                  Manufacturing Capability and Lack of Commercial
                     Manufacturing Experience.................................16

                  Lack of Marketing and Distribution Experience...............16
                  Uncertainty of Product Pricing, Reimbursement, and
                     Related Matters..........................................17
                  Product Liability Exposure..................................17
                  Rapid Growth................................................17
                  Hazardous Material; Environmental Matters...................17
                  Volatility of Stock Price and Absence of Dividends..........17

ITEM 5   SELECTED CONSOLIDATED FINANCIAL DATA.................................19
                  Dividend Record and Policy..................................20

ITEM 6   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
           AND RESULTS OF OPERATIONS..........................................20

ITEM 7   MARKET FOR SECURITIES................................................20

ITEM 8   DIRECTORS AND OFFICERS...............................................21

ITEM 9   ADDITIONAL INFORMATION...............................................22

FORWARD-LOOKING INFORMATION

This annual information form contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Without limiting the foregoing, the words "believes," "anticipates," "plans," "intends," "will," "should," "expects," "projects," and similar expressions are intended to identify forward-looking statements. You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances, or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, those associated with the success of research and development programs, the regulatory approval process, competition, the securing and maintaining of corporate alliances, market acceptance of the Company's products, the availability of government and insurance reimbursements for the Company's products, the strength of intellectual property, financing capability, the potential dilutive effects of any financing, reliance on subcontractors and key personnel, and other risks detailed from time to time in the Company's public disclosure documents or other filings with the Canadian, U.S. or other securities regulatory bodies. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Forward-looking statements reflect Management's expectations regarding the Company's future growth, results of operations, performance, and business prospects and opportunities. By its nature, forward-looking information contains numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibilities that predictions, forecasts, projections, and other things contemplated by the forward-looking statements will not occur. Such forward-looking statements reflect Management's current beliefs and are based on information currently available to Management, but as such statements involve significant risks and uncertainties, they should not be read as guarantees of future performance or results, which may differ materially, and will not necessarily be accurate indications of the times at or by which such performance or results will be achieved, if at all. The forward-looking statements contained in this Annual Information Form are expressly qualified by this cautionary statement.

                             ITEM 2 - INCORPORATION

Vasogen Inc. ("Vasogen" or "the Company") was incorporated under the Business Corporations Act (Ontario) and was continued under the Canada Business Corporations Act by certificate and articles of continuance dated August 9, 1999. The Company has one subsidiary, Vasogen Ireland Limited, a corporation wholly owned by Vasogen and incorporated under the laws of Ireland. Vasogen Ireland Limited owns the technology and intellectual property related to the immune modulation therapies.

The registered office of the Company is located at BCE Place, Suite 2500, 181 Bay Street, Toronto, Ontario M5J 2T7 and the principal office of the Company is located at 2155 Dunwin Drive, Suite 10, Mississauga, Ontario L5L 4M1. The Company is currently a "reporting issuer" in all of the provinces of Canada other than Newfoundland. The Company's telephone number is (905) 569-2265 and its facsimile number is (905) 569-9231. The Company's Web site is www.vasogen.com. Any information contained on the Company's Web site is not, and will be deemed not to be, incorporated herein by reference. All currency figures herein are in Canadian dollars, unless otherwise noted.

                  ITEM 3 - GENERAL DEVELOPMENT OF THE BUSINESS

Vasogen is focused on the research and commercial development of immune modulation therapies for the treatment of cardiovascular and other inflammatory diseases. The Company's immune modulation therapies are designed to target chronic inflammation by activating the immune system's physiological anti-inflammatory response to apoptosis. Vasogen's lead product is currently in phase III clinical development for the treatment of chronic heart failure and peripheral arterial disease. The Company is also developing immune modulation therapies for the treatment of additional disease indications characterized by chronic inflammation, including neuro-inflammatory disease.

The Company controls the development and manufacture of its products for use in preclinical and clinical research and continues to advance its product development program to support future commercial scale production. Patent applications are filed by the Company to protect its products and processes. The Company's policy is to file patent applications to protect inventions, technology, and improvements that are important to the development of its business and with respect to the application of its immune modulation therapies to the treatment of a number of disease indications. The Company currently has 11 U.S. patents, 35 patents granted in other jurisdictions, and 170 patent applications pending worldwide.

The Company intends to commercialize its technology through licensing agreements with established healthcare companies. On November 6, 2001, Vasogen entered into a strategic alliance with Quest Diagnostics Incorporated ("Quest Diagnostics") of New Jersey to jointly commercialize Vasogen's immune modulation therapy in the United States. See "Quest Diagnostics Strategic Alliance".

Over the past three fiscal years, Vasogen has raised approximately $78.7 million in net proceeds from the issuance of equity securities to investors including Quest Diagnostics, and through the exercise of options and warrants. The Company's common shares (the "Common Shares") are listed on The Toronto Stock Exchange under the symbol "VAS" and on the American Stock Exchange under the symbol "VSV".

                          VASOGEN DEVELOPMENT PIPELINE


INDICATIONS                          DEVELOPMENTAL STAGE
Peripheral Arterial Disease          Pivotal Phase III Clinical*
Chronic Heart Failure                Pivotal Phase III Clinical*
Neuro-inflammatory Diseases          Preclinical

*Pivotal phase III trials are multi-center studies undertaken to confirm the efficacy of a therapeutic intervention in large patient groups.

                 ITEM 4 - NARRATIVE DESCRIPTION OF THE BUSINESS

1.  INTRODUCTION

Vasogen is focused on the research and commercial development of immune modulation therapies for the treatment of cardiovascular and other inflammatory diseases. The Company's immune modulation therapies are designed to target chronic inflammation by activating the immune system's physiological anti-inflammatory response to apoptosis. Inflammation is a response of the immune system to cellular injury caused by infection, trauma, or other stimuli. Inflammation is normally self-limiting but can become uncontrolled, leading to a number of serious chronic diseases. Recent advances in medical research have established the fundamental role of ongoing or chronic inflammation in the development and progression of heart failure, atherosclerosis, and many neurodegenerative diseases. Vasogen's immune modulation therapy targets destructive chronic inflammation.

2.   PRODUCTS AND MARKETS

Vasogen's immune modulation therapy utilizes a medical device technology to apply oxidative stress to a sample of a patient's blood. Oxidative stress is known to induce senescence of the white blood cells. The treated sample is then administered intramuscularly to the patient.

Senescent cells undergo apoptosis (programmed cell death) and are rapidly taken up by immune system cells, particularly macrophages. This cellular interaction initiates a change in the production of cytokines - potent chemical messengers that regulate immune responses, including inflammation. Pro-inflammatory cytokines, such as TNF-(alpha) and IL-1(beta), are reduced, while anti-inflammatory cytokines, such as IL-10 and TGF-(beta), are increased. This alteration in the balance between pro-inflammatory and anti-inflammatory cytokines has therapeutic potential in the treatment of a number of chronic inflammatory diseases.

The Company is in the pivotal phase III clinical development process in two cardiovascular indications for immune modulation therapy - peripheral arterial disease and chronic heart failure. These indications represent significant market opportunities for the Company, particularly in North America and Europe. In addition to targeting these cardiovascular conditions in which chronic inflammation is a key underlying pathology, Vasogen is also developing immune modulation therapies based on the anti-inflammatory response to apoptotic cells for the treatment of additional chronic inflammatory disorders, including neurological diseases.

NOTE: THE USE OF THE TERM "SIGNIFICANT" OR "SIGNIFICANTLY" WHEN DESCRIBING CLINICAL AND PRECLINICAL RESULTS IN THE FOLLOWING SECTIONS REFERS TO `STATISTICAL SIGNIFICANCE', WHERE THERE IS A 5 PER CENT PROBABILITY OR LESS THAT THE RESULT DIFFERENCE HAPPENED BY RANDOM CHANCE.

PERIPHERAL ARTERIAL DISEASE ("PAD")

Peripheral arterial disease is characterized by reduced blood flow to the lower extremities due to atherosclerosis. PAD affects over seven million people in North America and may present as intermittent claudication, which is characterized by pain, or muscle ache in the legs upon walking. Intermittent claudication leads to reduced mobility and a marked impairment in a person's ability to undertake the basic activities of daily independent living. The signs and symptoms of PAD are associated with a threefold increase in the incidence of heart attack and stroke relative to that of the general population. As PAD progresses, it may lead to pain even at rest. An estimated one in four of these advanced patients require expensive surgical intervention, and in over 80,000 cases each year in North America, the progression of PAD results in the need for amputation. Health expenditures resulting from PAD are estimated at US$10 billion annually.

Vasogen has received United States Food and Drug Administration ("FDA") approval to initiate a pivotal randomized, double-blind, placebo-controlled clinical trial of its immune modulation therapy in patients with PAD. Vasogen's SIMPADICO ("Study of Immune Modulation Therapy in Peripheral Arterial Disease and Intermittent Claudication Outcomes") trial plans to enroll up to 500 patients with PAD at medical centers throughout the United States and Canada and is designed to support regulatory approval and marketing. The primary endpoint of the trial is maximal treadmill walking distance, the endpoint recognized by the FDA and other regulatory authorities for approving new treatments for symptomatic PAD. The trial will also study improvements in quality of life, and the impact of Vasogen's immune modulation therapy on PAD-related clinical outcomes. The combined incidence of cardiovascular events will also be evaluated. Patients entered into the SIMPADICO trial have been diagnosed with Fontaine Stage II PAD with walking distance limited by intermittent claudication (pain on walking).

The Principal Investigator and Chairman of the Steering Committee for the SIMPADICO trial is Dr. Jeffrey Olin, Director, Vascular Medicine Program, The Zena and Michael A. Wiener Cardiovascular Institute, Mount Sinai School of Medicine, New York. Dr. Olin is an internationally recognized opinion leader in the field of vascular medicine, and was formerly Chairman of the Department of Vascular Medicine at The Cleveland Clinic Foundation. Dr. Olin has been the lead investigator for numerous clinical trials and is past-President of the Society for Vascular Medicine and Biology. He is an Associate Editor of the journal Vascular Medicine and the author of more than 130 scientific publications and book chapters.

Vasogen has completed a double-blind, placebo-controlled phase II clinical trial in PAD, which was designed to investigate the impact of Vasogen's immune modulation therapy on patients' walking distance. The trial was conducted at the University of Dundee, Scotland, under the direction of Dr. Jill J. F. Belch, Professor of Vascular Medicine, and the University of Bristol, under the direction of Dr. Roger Baird, Senior Vascular Surgeon, Directorate of Surgery.

Patients were assessed using a standard treadmill test in which changes in both pain-free walking distance (initial claudication distance, "ICD") and maximal treadmill walking distance (absolute claudication distance, "ACD") were measured. Depending on their responses, patients received two, three, or four courses of treatment - either immune modulation therapy or placebo. All patients were assessed at baseline, three weeks after each treatment course, and nine weeks following their last treatment. The primary efficacy assessment was conducted at 24 weeks from baseline. Patients had either moderate claudication (ACD of more than 100 but less than 300 meters) or severe claudication (ACD of 20 to 100 meters) at baseline (prior to starting treatment). Therapy was discontinued upon achievement of a positive response to treatment, defined as at least a 50% improvement in ICD over baseline.

In the intention to treat analysis (n=85), the number of patients achieving the primary endpoint at 24 weeks in the group receiving Vasogen's immune modulation therapy approached statistical significance (p=0.054) and reached significance in the subgroup of 73 patients with severe claudication (p=0.037). The primary endpoint of the trial was met in the per protocol population (n=81), with significantly more patients who received Vasogen's immune modulation therapy having a greater than 50% increase in their ICD compared to placebo (p=0.047) at 24 weeks. Sub-group analysis of the 69 severe claudication patients (per protocol population) at nine weeks post-treatment showed that 56.3% of treated patients had a greater than 50% improvement in ICD compared to 29.7% of the placebo group (p=0.031). The results of the trial provide evidence that the effect of Vasogen's therapy is of prolonged duration and that the therapy is also beneficial to those patients with severe claudication, who suffer the greatest limitation of mobility. Vasogen's immune modulation therapy was also shown to be both well tolerated and safe, with no treatment-related serious adverse side effects. Results of the trial were presented at the XV Annual Meeting of the European Society for Vascular Surgery and have been published in the European Journal of Vascular Surgery.

CHRONIC HEART FAILURE ("HF")

Chronic heart failure occurs when the heart is unable to pump sufficient blood to meet the body's needs. Chronic HF is now recognized to be a systemic disorder characterized by excessive sympathetic nervous system activation, generalized dysfunction of the blood flow-controlling endothelial cells that line blood vessels, inflammation secondary to immune activation, and an increased death rate of heart muscle cells. There is evidence that sustained immune activation is one of the factors involved in the ongoing myocardial injury that contributes to the progression of chronic HF. Vasogen's immune modulation therapy has been shown experimentally to have a beneficial impact on many of these pathophysiological processes.

Hospital admission rates for chronic HF have increased in the last 20 years to the point where the disease now accounts for 5% of medical admissions in the U.S. and is the leading cause of hospital admissions in patients over 65 years of age. Patients experience a continuing decline in health, with worsening shortness of breath, increased fatigue, reduced exercise tolerance, and an increasing frequency of hospitalization. The condition is usually progressive, becomes irreversible, and ultimately results in death. The average five-year survival rate for patients with chronic HF approaches 50%. The cost of medical care for chronic HF in the U.S. is over US$19 billion per year, which represents approximately 1.4% of total U.S. healthcare costs. An estimated five million patients in North America are currently living with chronic HF.

In November 2002, Vasogen received FDA clearance to initiate a pivotal phase III double-blind, placebo-controlled clinical trial of its immune modulation therapy in patients with advanced chronic HF. Vasogen's ACCLAIM (Advanced Chronic Heart Failure Clinical Assessment of Immune Modulation Therapy) trial, to be conducted at cardiac centers throughout the United States and Canada, will evaluate the impact of Vasogen's immune modulation therapy on the risk of death and cardiovascular hospitalization in patients with advanced chronic HF. The primary outcome measure is the composite endpoint of all-cause mortality or cardiovascular hospitalization (time to first event). The trial, which has been approved to enroll approximately 2,000 patients, will conclude when a minimum of 701 outcome events have occurred and all patients have been followed for at least six months. The study will enroll patients with advanced HF, a left ventricular ejection fraction (LVEF) of less than or equal to 30%, and prior hospitalization (or outpatient treatment with intravenous medication) for heart failure within the previous 12 months. All patients will be on standard-of-care medications for heart failure.

The Global Principal Investigator and Chairman of the Steering Committee for the ACCLAIM trial is James B. Young, MD, Medical Director of the Kaufman Center for Heart Failure and Head of the Section of Heart Failure and Cardiac Transplant Medicine at The Cleveland Clinic. Guillermo Torre-Amione, MD, PhD, Medical Director of the Heart Transplant Service at Baylor College of Medicine and the DeBakey Heart Center of The Methodist Hospital in Houston, Texas, is Principal Investigator for the U.S. arm of the study, and Jean-Lucien Rouleau, MD, Head, Division of Cardiology, University Health Network at the University of Toronto, is Principal Investigator for the Canadian arm of the trial.

During 2002, Vasogen completed a multi-center phase II clinical trial investigating the safety and efficacy of its immune modulation therapy in chronic HF patients. Participating centers included Baylor College of Medicine, the DeBakey Heart Center of The Methodist Hospital, and the Texas Heart Institute, under the direction of Dr. Guillermo Torre-Amione, Medical Director of the Heart Transplant Service; The Cleveland Clinic Foundation, under the direction of Dr. James Young, Head of the Section of Heart Failure and Cardiac Transplant Medicine; and at l'Hopital Notre-Dame du CHUM (University of Montreal), under the direction of Dr. Francois Sestier.

There were 73 patients in the trial, randomized into two groups, each of which received either Vasogen's immune modulation therapy or placebo treatments. Among the inclusion criteria for patients recruited into the trial were New York Heart Association (NYHA) classification of III or IV, LVEF of less than 40%, and a six minute walk distance of 300 meters or less. Patients were on stable doses of pharmaceuticals that reflect the standard of care, and the active treatment and placebo groups were well matched at baseline for demographic characteristics, functional status, exercise tolerance, HF therapy, and LVEF. As an initial study, the trial was designed to examine the potential impact of Vasogen's immune modulation therapy on a number of parameters relevant to chronic HF. These included exercise tolerance, NYHA classification, and quality of life, each of which were assessed at baseline, during the study, and at the end of the study, and LVEF, which was measured at baseline and at the end of the study. Serious adverse events, including hospitalizations and deaths, were also monitored throughout the six-month trial. The parameters selected for the primary endpoints of the study were exercise tolerance and change in NYHA classification.

The key finding from the phase II trial was a significant reduction in the risk of death: p=0.022 (1 vs. 7 deaths) and all-cause hospitalization: p=0.008 (12 vs. 21 hospitalizations) for patients receiving Vasogen's immune modulation therapy compared to those receiving placebo treatments. Results also showed a significant reduction in the composite endpoint of all-cause mortality or any hospitalization in the group treated with immune modulation therapy, compared to placebo: p=0.005 (12 vs. 22 events). This significant impact on mortality and morbidity events and risk has been reflected in the design of the primary endpoint for the pivotal phase III ACCLAIM trial, as noted above.

No significant differences were observed in exercise tolerance or LVEF between the active treatment and placebo groups over the course of the study. The data from the trial indicated trends to improvement in both NYHA status and quality of life for patients receiving Vasogen's immune modulation therapy; however, these measures did not reach statistical significance.

In addition to the beneficial impact on major event risk, results of the study showed that patients receiving Vasogen's immune modulation therapy had significant improvements in key electrocardiogram measures. Approximately 50% of patients diagnosed with chronic HF experience sudden death. The risk of sudden death due to serious ventricular arrhythmia (irregular heartbeat originating in the ventricles of the heart) has been linked to specific ECG abnormalities, including a prolonged QTc interval and increased QT dispersion (QTd). The study showed a significant reduction in mean QTc interval among assessable patients in the active treatment group (-18 milliseconds [msec]), compared to an increase in the placebo group (+12 msec), resulting in a significant between-group difference at end of study (429+/-45 msec vs. 463+/-45 msec, n=35, p=0.035). Similarly, QTd decreased in the immune modulation therapy group by 16 msec during the study, while it increased by 19 msec in the placebo group, resulting in a significant between-group difference at end of study (n=30, p=0.035).

Analysis of a clinical composite score also demonstrated a significant improvement in patients receiving immune modulation therapy. Patients were considered "improved" if, by the end of the study, they did not experience any major adverse clinical event during the course of the trial (defined as death or hospitalization for any cause) and their NYHA classification improved by at least one functional class. Patients were considered "worse" if they experienced a major clinical event or reported worsening of their NYHA status. Results of this analysis demonstrated that significantly more patients receiving Vasogen's immune modulation therapy improved than in the group given the placebo (31% vs. 11%, p=0.046), conversely significantly more patients in the placebo group worsened compared to patients receiving immune modulation therapy (65% vs. 33%, p=0.010).

Results from this trial were presented at the annual scientific conferences of the Heart Failure Society of America (September 2002) and the American Heart Association (November 2002).

NEURO-INFLAMMATORY DISEASE

Inflammatory responses in different areas of the brain and peripheral nervous system are believed to be associated with such devastating neurological conditions as Alzheimer's disease, Parkinson's disease, and amyotrophic lateral sclerosis (ALS) also known as Lou Gehrig's disease. In each of these disorders there is evidence of increases in the activity of inflammatory cells, cytokines, and other inflammatory mediators, leading to the death of nerve cells and loss of functional activity.

Vasogen is developing immune modulation therapies for the treatment of neuro-inflammatory disease. Preclinical research published in the journal NeuroImmunoModulation demonstrates the ability of Vasogen's technology to significantly reduce key measures of inflammation and cell death in the brain, and to improve physiological measurements that correlate with memory and learning. This research is being conducted under the direction of Professor Marina Lynch, PhD, at the Department of Physiology, Trinity College, Dublin, Ireland, a center of excellence in neuroscience research.

The published results provide evidence that the effects of Vasogen's therapeutic approach cross the blood-brain barrier and have anti-inflammatory activity within the brain. The results demonstrate the ability of Vasogen's technology to significantly reduce cell death induced by lipopolysaccharide (LPS), an inflammatory stimulus. The attenuation of this inflammatory response was associated with a significant increase in the anti-inflammatory cytokine IL-10 and a concomitant decrease in the pro-inflammatory cytokine IL-1(beta). There was also a significant reduction in the expression of certain enzymes involved in the intra-cellular response to inflammation, including the stress-activated protein kinase c-Jun NH2-terminal kinase. These results also demonstrate the ability of Vasogen's technology to significantly reduce LPS-induced inhibition of long-term potentiation. Long-term potentiation describes the persistent enhancement of the synaptic response in a specific neural pathway in the hippocampus following stimulation, and is considered to be a key physiological mechanism involved in memory and learning.

Upon completion of the preclinical research in this area, Vasogen expects to enter clinical development and is currently considering appropriate disease targets.

3.  QUEST DIAGNOSTICS STRATEGIC ALLIANCE

On November 6, 2001, Vasogen entered into a strategic alliance with Quest Diagnostics to jointly commercialize Vasogen's immune modulation therapy in the United States.

Quest Diagnostics

Quest Diagnostics is a leading provider of diagnostic testing, information, and services in the United States, with US$4.1 billion in annual revenues in 2002. Quest Diagnostics offers patients and physicians the broadest access to diagnostic testing services through its national network of more than 1,700 patient service centers. Quest Diagnostics is a leading provider of esoteric testing, including gene-based testing, and is a leader in routine medical testing, drug abuse testing, and non-hospital-based anatomic pathology testing. Through partnerships with pharmaceutical, biotechnology, and information technology companies, Quest Diagnostics provides support to help speed the development of healthcare insights and new therapeutics. Vasogen believes that Quest Diagnostics' infrastructure, reimbursement expertise, and liaison with physicians are well suited to support the commercialization of the Company's immune modulation therapy in the United States.

The Strategic Alliance

Quest Diagnostics has acquired the exclusive rights to deliver Vasogen's immune modulation therapy in the United States, subject to future milestone payments and other terms of the strategic alliance agreement. In preparation for commercialization of immune modulation therapy to the U.S. market, Quest Diagnostics and Vasogen are collaborating on the development and implementation of a commercial strategy designed to support successful market introduction. In order to retain exclusive rights, Quest Diagnostics will be required to make milestone payments to Vasogen associated with the FDA approvals process for each of the first three immune modulation therapy indications. Under the terms of the agreement, Quest Diagnostics made an equity investment in the Common Shares of US$7.5 million in Vasogen and received 1,406,783 Common Shares. In addition to any statutory hold period, these shares have a 24-month restriction on resale. Quest Diagnostics also received warrants to acquire 625,237 Common Shares at an exercise price of $12.73 per share. These warrants are exercisable on or before the earlier of (i) November 6, 2006, and (ii) 2 years after Vasogen receives Pre-Market Approval from the FDA for the marketing of immune modulation therapy for its initial indication.

4.  SCIENTIFIC ADVISORY BOARD

The Company has an independent Scientific Advisory Board ("SAB") to advise Management and the Board of Directors on the Company's scientific, technical, research, development, and commercialization endeavors. Members of the SAB are entitled to an annual honorarium and reimbursement for their reasonable out-of-pocket expenses incurred on the business of the Company, and are eligible to receive stock options. Members of the SAB through their affiliation with universities, hospitals, and other centers of biomedical research may, from time to time, collaborate on or direct independent basic research, preclinical studies, and/or feasibility clinical trials involving the Company's technologies and receive, in connection therewith, professional fees at market rates. The members of Vasogen's SAB are:

STANLEY H. APPEL, MD

Dr. Appel is Professor and Chairman of the Department of Neurology, Director of the Vicki Appel MDA/ALS Clinic, and Director of the Alzheimer's Disease Research Center at Baylor College of Medicine in Houston, Texas. He also serves as the Director of the Jerry Lewis Neuromuscular Research Center. Dr. Appel is a leading expert on degenerative neurological diseases, such as Parkinson's, Alzheimer's, and amyotrophic lateral sclerosis (ALS), also known as Lou Gehrig's disease. Specifically, Dr. Appel focuses on the importance of neurotrophic factors and immune mechanisms, including the role of inflammatory cytokines in these diseases. He has served as an Advisory Board member of the Alzheimer's Disease and Related Disorders Association and as a Council member of the American Society of Neurochemistry. For ten years, he acted as Editor-in-Chief for the journal Current Neurology. Dr. Appel received his medical degree from Columbia College of Physicians and Surgeons and has over 300 scientific publications to his credit.

VALENTIN FUSTER, MD, PhD

Dr. Fuster is the Director of The Zena and Michael A. Wiener Cardiovascular Institute and of The Marie-Josee and Henry R. Kravis Cardiovascular Health Center at the Mount Sinai School of Medicine and is the Richard Gorlin, MD/Heart Research Foundation Professor of Cardiology. He is recognized as a leading expert in coronary disease, atherosclerosis, and thrombosis and has published over 400 articles on these subjects. Dr. Fuster is past-President of the American Heart Association, former member of the National Heart, Lung, and Blood Institute Advisory Council, and Chairman of the Fellowship Training Directors Program of the American College of Cardiology. He is the recipient of the Andreas Gruntzig Scientific Award of the European Society of Cardiology, the Lewis A. Conner Memorial Award for scientific accomplishment of the American Heart Association, the Distinguished Scientist Award for scientific accomplishment in cardiology from the American College of Cardiology, and the Distinguished Achievement Award from the Council of Clinical Cardiology of the American Heart Association. He has also received the Distinguished Service Award from the American College of Cardiology for his contribution to medicine, and has received the James B. Herrick Award from the American Heart Association Council of Clinical Cardiology. Recently, Dr. Fuster was elected as a member of the Institute of Medicine of the National Academy of Sciences, and he is President-Elect of the World Heart Federation. In April 2003, Dr. Fuster will receive the "Gold Heart Award," the American Heart Association's highest award.

RICHARD G. MARGOLESE, MD, FRCS(C)

Dr. Margolese is the Herbert Black Professor of Surgical Oncology at McGill University and the Director of the Department of Oncology at Sir Mortimer B. Davis-Jewish General Hospital in Montreal. Recognized for his leadership in both cancer research and treatment, he is the author of numerous important scientific publications and has served on the review and editorial boards of most major oncology journals. Dr. Margolese has served as Chairman of the Treatment Committee of the Breast Cancer Task Force at the National Cancer Institute (U.S.A.), and he is the Chairman of the Surgical Committee at the National Surgical Adjuvant Breast Project, a position he has held for the past 20 years. He has served as President of the National Cancer Institute of Canada, as Chairman of Cancer 2000, a Federal and Provincial Task Force on Cancer Control, and as Chairman of the Management Committee of the Canadian Breast Cancer Research Initiative. Dr. Margolese is the recipient of numerous awards, including the Order of Canada and the R.M. Taylor medal of the Canadian Cancer Society.

RICHARD G. MILLER, PhD, FRSC

Dr. Miller is Professor and past-Chairman of the Department of Medical Biophysics, and Professor and founding Chairman (1984 to 1990) of the Department of Immunology at the University of Toronto. He is a past-President of the Canadian Society of Immunology and a Fellow of the Royal Society of Canada. As an internationally recognized scientist and leader in the field of immunology, he has received many honors, including invitations as a visiting scientist to many of the world's leading immunology centers. He is the author of over 150 publications and numerous book chapters and has been a member of the editorial board of several key scientific journals in the areas of immunology and cancer. Dr. Miller is a gold medal graduate in Physics from the University of Alberta and was awarded his PhD at the California Institute of Technology.

MILTON PACKER, MD

Dr. Packer is Dickinson W. Richards Jr. Professor of Medicine, Professor of Pharmacology, and Chief of the Division of Circulatory Physiology at the Columbia University College of Physicians and Surgeons, and Director of the Heart Failure Center at the Columbia-Presbyterian Medical Center in New York City. One of the leading experts in the pathophysiology and treatment of heart failure, Dr. Packer has made significant contributions to heart failure research and has been instrumental in the introduction of a number of new treatments. The author of more than 200 papers, he has won numerous honors for teaching and has lectured around the world on the treatment of heart failure; these lectures have included a number of prestigious named lectureships. He has served, or currently serves, on the editorial boards of many major medical journals, including Circulation and Journal of the American College of Cardiology. He has also been elected to a number of societies, including the American Society for Clinical Investigation. He is currently on the executive committees of both the American Heart Association and the American College of Cardiology and is past-President of the Heart Failure Society of America. Dr. Packer is a primary consultant to the National Institutes of Health and the Food and Drug Administration on the management of heart failure and on matters related to cardiovascular research and drug development and healthcare policy.

ROBERT ROBERTS, MD, FRCP(C), FACC, Chairman

Dr. Roberts is Chief of Cardiology, Don W. Chapman Professor of Medicine, and Professor of Molecular Physiology and Biophysics at Baylor College of Medicine in Houston, Texas, one of the world's leading centers for cardiovascular care, research, and education. Dr. Roberts is an active clinician and researcher recognized for his groundbreaking research on cardiac creatine kinase (CK-MB), a key diagnostic marker for cardiac injury, as well as for his original contributions to the molecular biology and genetics of heart disease. He and his research team are credited with uncovering the genetic basis for several inherited cardiac disorders. He is the author of more than 600 scientific publications and sits on several key editorial boards. Dr. Roberts has received many honors and awards, including the prestigious American College of Cardiology's 1998 Distinguished Scientist Award. In addition to his contributions to basic research, Dr. Roberts is also well recognized for his role as a principal investigator in several pivotal clinical trials related to the introduction of new therapies for heart disease.

FRED S. ROSEN, MD

Dr. Rosen is President of the Center for Blood Research in Boston, Massachusetts, and James L. Gamble Professor of Pediatrics at Harvard Medical School. He is internationally recognized for his groundbreaking research into the functioning of the immune system and the causes of immune deficiency diseases. Dr. Rosen's extensive scientific leadership in immunology has led to fundamental insights into the mechanisms by which immune responses are initiated. His work has been widely published in premier scientific journals, such as Science, Nature, and The New England Journal of Medicine, where his immunology review articles are considered classics. Dr. Rosen has been elected as an honorary member to scientific societies in many countries. He is a Membre d'Honneur for Life of the French Society of Immunology and is the recipient of numerous honorary designations, including Distinguished Visiting Scholar at Christ's College, Cambridge University, England. He is also active in several scientific societies and is past-Chairman of the Scientific Advisory Committee of the Clinical Research Center, Children's Hospital, Boston, and the World Health Organization's Expert Scientific Committee on Primary Immunodeficiency.

DAVID WOFSY, MD

Dr. Wofsy is Professor of Medicine and Microbiology/Immunology, Director of the Clinical Trials Center, and George A. Zimmerman Distinguished Professor at the University of California, San Francisco. He also serves as Chief of Rheumatology at the San Francisco Veterans Affairs Medical Center. Dr. Wofsy is a leading authority on the cellular and molecular mechanisms underlying autoimmune diseases. Based on extensive research, he has developed novel approaches to the use of immune modulation therapies in the treatment of this very common group of diseases. Much of Dr. Wofsy's research has been on systemic lupus erythematosus
(SLE), an autoimmune disease, where he was the first to demonstrate the key pathological role of CD4+T cells in a standard animal model of this disease. His most recent research has extended to additional novel methods for blocking T cell activation. These approaches are currently in clinical trials. He is the author of numerous key publications and book chapters and serves on the editorial and advisory boards of several major immunology journals. He has received many distinguished awards, and his visiting professorships include Harvard University and the National Institutes of Health.

5.  COMPETITIVE ENVIRONMENT

The pharmaceutical, medical device, and biotechnology industries are characterized by rapidly evolving technology and intense competition. Many companies, including major pharmaceutical, as well as specialized biotechnology companies, are engaged in activities focused on similar medical conditions to those targeted by the Company. Many of these companies have substantially greater financial and other resources, larger research and development staff, and more extensive marketing and manufacturing organizations than the Company. Many of these companies have significant experience in preclinical testing, human clinical trials, product manufacturing, marketing and distribution, and other regulatory approval procedures. In addition, colleges, universities, government agencies, and other public and private research organizations conduct research and may market commercial products on their own or through joint ventures. These institutions are becoming more active in seeking patent protection and licensing arrangements to collect royalties for use of technology that they have developed. These institutions also compete with the Company in recruiting and retaining highly qualified scientific personnel.

6.  MANUFACTURING

The Company maintains a quality system that is registered to ISO9001, EN46001 and ISO13485. These quality system registrations are necessary to support regulatory approvals (see "Government Regulation"). For entry into the U.S. market, the Company is also ensuring the necessary compliance of the quality system to the FDA Quality System Regulation ("QSR"). In addition, Vasogen's medical devices used in European clinical trials meet the requirements of the European Union Medical Devices Directive 93/42/EEC for CE Marking.

Vasogen currently relies upon subcontractors for the manufacture of its device technology. The subcontractors operate quality systems in accordance with ISO9001, EN 46001, ISO13485 and/or the FDA QSR, as necessary. Manufacturing, testing, and maintenance of Vasogen's medical devices are verified and validated as appropriate to ensure conformance to defined specifications.

7.  INTELLECTUAL PROPERTY

Because of the substantial length of time and expense associated with developing new products, the pharmaceutical, medical device, and biotechnology industries place considerable importance on obtaining patent protection for new technologies, products, and processes. The Company's policy is to file patent applications to protect inventions, technology, and improvements that are important to the development of its business and with respect to the application of its immune modulation therapies to the treatment of a number of disease indications. The Company seeks patent protection in various commercial jurisdictions of the world. The Company currently has 11 U.S. patents, 35 patents granted in other jurisdictions, and 170 patent applications pending worldwide. The Company will continue to seek intellectual property protection as appropriate.

The Company requires its employees, consultants, members of the SAB, outside scientific collaborators, and sponsored researchers to enter into confidentiality agreements with the Company that contain assignment of invention clauses. These agreements provide that all confidential information developed or made known to the individual during the course of the individual's relationship with the Company is the property of the Company and is to be kept confidential and not disclosed except in specific circumstances.

8.  ROYALTIES

The Company has granted royalties to unrelated third parties on gross amounts received by the Company on commercial sales of its products, comprising 1.5% on all sales to a maximum of $1.3 million per annum and an additional 2% with respect to revenue derived from certain applications of the Company's immune modulation therapy, to a maximum royalty of $5.0 million per annum. To date, no royalties are or have been due or payable.

9.  GOVERNMENT REGULATION

Before medical products and therapies can be distributed commercially, a submission providing detailed information must be reviewed and approved by the government or agency in which the product or therapy is to be marketed. The regulatory review and approval process varies from country to country. Similarly, the Company is also subject to separate regulations where it conducts clinical trials. The Company is pursuing pre-market approvals and complies with clinical study requirements in those jurisdictions; namely, Europe, the United States, and Canada, where activities are being planned or are being conducted by or on behalf of the Company. The Company cannot predict or give any assurances as to whether further regulatory approvals will be received or how long the process of seeking regulatory approvals will take.

EUROPE

Medical products that are placed on the market in the European Union ("EU") are subject to one of two mutually exclusive regulatory regimes: either the Medical Devices Directive ("MDD"), Council Directive 93/42/EEC, for medical devices; or the Medicinal Products Directive ("MPD"), Council Directive 65/65/EEC for pharmaceutical products. The Company's technology for the delivery of immune modulation therapy has been classified as medical devices in the EU.

The Company is required to demonstrate compliance with the requirements of the MDD 93/42/EEC, and affix a CE mark to its medical device in order to place its medical device products on the market within the 15 member states of the EU, Norway, and Switzerland. The CE mark attests that the Company's medical device products meet the "essential requirements" of the MDD relating to safety and efficacy. The Company must also demonstrate its regulatory compliance ("conformity assessment") annually through a qualified third party (a "Notified Body") selected by the Company. The Company demonstrated its regulatory compliance with these requirements for devices placed in Europe for clinical trials and its quality system was registered to ISO9001:1994 and EN46001:1997 in February 1998. In addition, Vasogen's quality system was registered to ISO13485 in August 2001.

The Company is subject to annual surveillance audits by its Notified Body and is required to report any device-related serious adverse incidents or near incidents to the appropriate authorities.

UNITED STATES

In the United States, clinical trials and commercialization of medical devices require the approval of the FDA. The Company is subject to the regulation of the FDA, as well as state and local authorities. The Company's medical devices are currently subject to the FDA's Pre-Market Approval ("PMA") process prior to marketing in the United States. The PMA approval process is a multi-step process that requires the Company to submit to the FDA preclinical and clinical data which it has compiled to demonstrate the safety and effectiveness of the device for the stated medical indications or uses.

The clinical studies to generate the clinical data for the PMA are subject to regulation under the investigational device exemption ("IDE") regulations. Before clinical studies of the Company's device can begin, an IDE application must be submitted to, and approved by, the FDA. In addition, before a study can commence at each participating clinical center, the center's institutional review board must approve the clinical protocol and other related documents.

During the PMA review process, the FDA will conduct an inspection of the manufacturer's facilities to ensure that the device design and manufacture are in compliance with applicable QSR requirements. The QSR requirements mandate that the Company manufacture its devices and maintain its documents in a prescribed manner with respect to design, manufacturing, testing, and control activities. If the FDA evaluations of both the PMA application and the manufacturing facilities are favorable, the FDA may issue an approvable letter, which usually contains a number of conditions that must be met in order to secure final approval of the PMA. Only when those conditions have been fulfilled to the satisfaction of the FDA, will the agency issue a PMA approval order, authorizing commercial marketing of the device for stated indications. The FDA also has the authority to impose certain post-approval requirements in the PMA approval order. FDA approval can be withdrawn for failure to comply with any post-approval requirements or for other reasons, such as the discovery of significant adverse effects.

CANADA

In Canada, clinical trials and the commercialization of medical products require the approval of Health Canada. The Therapeutic Products Directorate ("TPD") regulates the manufacture and sale of medical devices in Canada. The Canadian Medical Device Regulations are similar to those of the United States and require that clinical studies be conducted to demonstrate the safety and effectiveness of devices prior to marketing. There must also be documented evidence that the devices are developed, manufactured, and produced under current quality system regulations and guidelines in order to ensure the quality of the product made available for sale. Approval of such therapy and technology is a multi-step process, and the Company is prohibited from promoting or commercializing its products prior to regulatory approval. For any clinical investigation and testing of the Company's products in Canada, authorization by the TPD is required.

The Company must manufacture the device under approved quality system conditions and must validate the performance characteristics of the device to ensure that the device performs safely, consistently, and reliably. The TPD has adopted ISO13485 and relies upon accredited registrars to certify manufacturers of medical devices. Vasogen's quality system was registered to ISO13485 in August 2001. Also, effective January 2003, manufacturers of marketed devices must be licensed by Health Canada. Licensing is contingent upon successful certification by an accredited registrar.

In addition to the regulatory product approval framework, the Company is also subject to municipal, provincial, and federal laws governing occupational safety, laboratory practices, the use, handling, and disposition of biological waste, environmental protection, and hazardous substance control. The Company may be subject to other current and future regulations, including future regulation of the biotechnology industry. The Company believes it is in compliance with all such existing regulations.

10.  HUMAN RESOURCES

As at November 30, 2002, the Company had 61 full-time employees. The Company's employees are not governed by a collective agreement. The Company has experienced no work stoppages and believes that its employee relations are satisfactory.

11.  FACILITIES

The Company leases three facilities: 2155 Dunwin Drive, Units 10 & 1, and 2150 Dunwin Drive, Unit 4, all of which are located in Mississauga, Ontario, Canada L5L 4M1. These leases cover a total of 18,445 square feet. Vasogen believes that its existing facilities are adequate for its current needs. Vasogen continually monitors its facility requirements in light of the results of its research and development activities.

12.  ENVIRONMENTAL MATTERS

The Company believes it is in compliance with applicable environmental protection laws, and the Company believes that ongoing compliance with applicable environmental protection laws will have no material effect on the Company. Expenditures for environmental compliance have not been, and are not anticipated to be, material. The Company is unable to predict what changes may be made to environmental laws in the jurisdictions in which it may operate in the future, although it anticipates that such laws will likely become more stringent.

13.  RISK FACTORS

The business of the Company entails significant risks. In addition to the usual risks associated with a business, the following is a general description of certain significant risk factors which are applicable to the Company.

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

To date the Company's products have been classified and regulated as medical devices. There can be no assurance that this regulatory classification will not change in the future or that other regulatory agencies will not have input into the approval process of the Company's products. Should the regulatory classification of the Company's products change in any or all jurisdictions, the cost and time to achieve regulatory approval may be substantially increased.

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

Certain regulatory authorities can institute proceedings to detain or seize products, issue a recall, enjoin future violations, assess civil and criminal penalties against the Company, its directors, officers and employees, or require the Company to make substantial changes to its manufacturing operations. Any of such actions could have a material adverse effect on the Company's business, financial condition, and results of operations.

While the Company believes it is in compliance with all existing regulations, there can be no assurance that a violation of such laws will not occur, or that any such violations will not have a material adverse effect on the Company's business, financial condition, or results of operations.

GOVERNMENT AND INSURANCE REIMBURSEMENTS FOR HEALTHCARE EXPENDITURES

Government and insurance reimbursements for healthcare expenditures play an important role for all healthcare providers, including physicians, drug companies, medical supply companies, and companies such as Vasogen, which plans to offer various products and treatments in the United States and other countries in the future. In the United States, the ability of Vasogen to have its products and treatments eligible for Medicare or private insurance reimbursement will be an important factor in determining the ultimate success of its products. If, for any reason, Medicare or the insurance companies decline to provide reimbursement for Vasogen's products and treatments, there would be a material adverse effect on Vasogen's business, financial condition, and results of operations. There can be no assurance that Vasogen's products and treatments will be eligible for reimbursement.

There has been a trend toward declining government and private insurance expenditures for many healthcare items. Even if Vasogen's products and treatments are approved for reimbursement by Medicare and private insurers, of which there can be no assurance, the amount of reimbursement may be reduced at times, or even eliminated. This would have a material adverse effect on Vasogen's business, financial condition, and results of operations.

POTENTIAL COMPETITION

The industry that Vasogen competes in is not a static environment, and market share can change rapidly if competing products are introduced. There can be no assurances that the Company can avoid intense competition from other medical technology companies and other technological advances which could render the Company's technology uneconomical or obsolete.

DEVELOPMENT STAGE

Vasogen's products are in the development stage and, accordingly, Vasogen's business operations are subject to all of the risks inherent in the establishment and maintenance of a developing business enterprise, such as competition and viable operations management. Due to its initial investment in extensive research and development and clinical testing, Vasogen has incurred a loss and has received no cash flow from operations to date, and there is no assurance that it will have earnings or cash flow from operations in the future. The future earnings and cash flow from operations of Vasogen are dependent, in part, on its ability to further develop its products. There can be no assurances that Vasogen will grow and be profitable. The operations of Vasogen are presently funded by external financing and the Company expects that additional financing will be required. There is no assurance that such financing will be available or, if available, be on terms acceptable to Vasogen.

PRODUCT CONCENTRATION

Vasogen intends to rely substantially on the exploitation of its products that are currently in development for its future earnings. If any of these products does not become commercially saleable for any reason, Vasogen's future earnings will suffer. If the products become commercially suitable, Vasogen's future financial performance will then depend on the successful introduction and customer acceptance of its products, of which there can be no assurance.

SCIENTIFIC RESEARCH AND PRODUCT RISK

Definitive proof of the precise mechanism of action of a biological response modifier such as immune modulation therapy will require considerably more basic scientific research than has been accomplished to date. There can be no assurance that the products that Vasogen is currently developing will be approved by regulatory agencies or that further testing will yield positive results. Should the product prove to have no benefit and/or have an unsafe profile, its development will likely be discontinued.

KEY PERSONNEL

The operations of the Company are highly dependent upon the participation of its key personnel. The loss of the service of any one of the key personnel may materially affect the ability of the Company to grow and expand. The Company carries key man insurance on senior management members who are critical to the Company.

FINANCING

The Company will need to raise additional funds to conduct research and development, preclinical studies, and clinical trials necessary to bring its potential products to market and establish manufacturing and marketing capabilities. The Company's future capital requirements will depend on many factors, including continued scientific progress in its research and development programs, the scope and results of preclinical studies and clinical trials, the time and costs involved in obtaining regulatory approvals, the costs involved in filing, prosecuting, and enforcing patent claims, competing technological and market developments, the cost of manufacturing scale-up, effective commercialization activities and arrangements, and other factors not within the Company's control.

Adequate funds may not be available when needed or on terms acceptable to the Company. Insufficient funds may require the Company to scale back or eliminate some or all of its research and development programs or license to third parties products or technologies that the Company would otherwise seek to develop itself.

DILUTION

In order to obtain financing, if it is even available, it is likely that the Company will sell additional shares or financial instruments, which are exchangeable or convertible into shares. Also, in order to provide incentives to current employees and induce prospective employees and consultants to work for the Company, the Company has granted options and intends to offer and issue options to purchase shares and/or rights, exchangeable or convertible into shares. These activities could result in substantial dilution to all shareholders.

UNCERTAINTY OF PRODUCT DEVELOPMENT AND CLINICAL TESTING

The Company has not completed the development of any products and there can be no assurance that any products will be successfully developed. The Company's immune modulation therapies will require significant additional research and development efforts and regulatory approvals, including clinical trials, prior to potential commercialization in the United States and elsewhere. However, there can be no assurance that the results of all required clinical trials will demonstrate that these immune modulation therapies are safe and efficacious or, even if the results of the clinical trials are considered successful by the Company, that the FDA will not require the Company to conduct additional large-scale clinical trials with these immune modulation therapies before the FDA will consider approving such therapies for commercial use.

Failure of these trials to demonstrate the safety and effectiveness of these immune modulation therapies could have a material adverse effect on the regulatory approval process for this potential product. There can be no assurance that the results of the Company's preclinical studies and clinical trials will be indicative of future clinical trial results. A commitment of substantial resources to conduct time-consuming research, preclinical studies, and clinical trials will be required if the Company is to complete development of its products. Delays in planned patient enrollment, or lower than anticipated event rates, in the Company's current clinical trials or future clinical trials may result in increased costs, program delays, or both. There can be no assurance that any of the Company's potential products will prove to be safe and effective in clinical trials, that FDA or other regulatory approvals will be obtained, or that such products will achieve market acceptance.

There can be no assurance that unacceptable toxicities or side effects will not occur at any time in the course of human clinical trials or, if any products are successfully developed and approved for marketing, during commercial use of the Company's products. The appearance of any such unacceptable toxicities or side effects could interrupt, limit, delay, or abort the development of any of the Company's products or, if previously approved, necessitate their withdrawal from the market. Furthermore, there can be no assurance that disease resistance will not limit the efficacy of potential products. Any products resulting from Vasogen's programs are not expected to be successfully developed or commercially available in the United States in the near term, if at all.

POTENTIAL CONFLICTS OF INTERESTS

Certain of the directors and officers of the Company are also directors and officers of other companies. One of the directors of Vasogen is also President, Chief Operating Officer, and a director of Quest Diagnostics. In addition, the Chairman of the Company is also a director of Quest Diagnostics. Consequently, there exists the possibility for such directors and officers to be in a position of conflict. Any decision made by any of such directors and officers involving the Company is made in accordance with their duties and obligations to deal fairly and in good faith with the Company and such other companies. In addition, each of the directors of the Company will declare a conflict in, and refrain from voting on, any matter in which such director may have a conflict of interest.

HISTORY OF OPERATING LOSSES

As of November 30, 2002, the Company had an accumulated deficit of approximately $81.2 million. The Company has not generated revenues from the commercialization of any products and expects to incur substantial net operating losses over the next several years. There can be no assurance that the Company will be able to generate sufficient product revenue to become profitable at all or on a sustained basis. The Company expects to have quarter-to-quarter fluctuations in expenses, some of which could be significant, due to expanded research, development, and clinical trial activities.

PATENTS AND PROPRIETARY TECHNOLOGY

The Company has filed a number of patent applications in the United States and many other countries. The Company files applications as appropriate for patents covering its products and processes. The Company has been issued patents covering certain aspects of its immune modulation therapies. The Company's success may depend, in part, on its ability to obtain patent protection for its products and processes. There can be no assurance that the Company's patent applications will be issued as patents or that any of its issued patents, or any patent that may be issued in the future, will provide the Company with adequate protection for the covered products, processes, or technology. The patent positions of biotechnology and pharmaceutical companies can be highly uncertain, and involve complex legal and factual questions. Therefore, the breadth of claims allowed in biotechnology and pharmaceutical patents cannot be predicted. The Company also relies upon unpatented trade secrets and know-how, and no assurance can be given that others will not independently develop substantially equivalent trade secrets or know-how. In addition, whether or not the Company's patents are issued, or issued with limited coverage, others may receive patents, which contain claims applicable to the Company's product. There can be no assurance that any of the Company's patents, or any patents issued to the Company in the future, will afford meaningful protection against competitors. Defending any such patent could be costly to the Company, and there can be no assurance that the patent would be held valid by a court of competent jurisdiction.

The Company also relies on protecting its proprietary technology in part through confidentiality agreements with its corporate collaborators, employees, consultants, and certain contractors. There can be no assurance that these agreements will not be breached, that the Company will have adequate remedies for any breach, or that the Company's trade secrets will not otherwise become known or independently discovered by its competitors. It is possible that the Company's products or processes will infringe, or will be found to infringe, patents not owned or controlled by the Company. If any relevant claims of third-party patents are upheld as valid and enforceable, the Company could be prevented from practicing the subject matter claimed in such patents, or would be required to obtain licenses or redesign its products or processes to avoid infringement. There can be no assurance that such licenses would be available at all or on terms commercially reasonable to the Company or that the Company could redesign its products or processes to avoid infringement. Litigation may be necessary to defend against claims of infringement, to enforce patents issued to the Company, or to protect trade secrets. Such litigation could result in substantial costs and diversion of management efforts regardless of the results of such litigation, and an adverse result could subject the Company to significant liabilities to third parties, require disputed rights to be licensed, or require the Company to cease using such technology.

DEPENDENCE ON THIRD PARTIES

The Company's strategy for the research, development, and commercialization of its products requires entering into various arrangements with corporate collaborators, licensors, licensees, and others, and the Company's commercial success is dependent upon these outside parties performing their respective contractual responsibilities. The amount and timing of resources such third parties will devote to these activities may not be within the control of the Company. There can be no assurance that such parties will perform their obligations as expected or that the Company will derive any revenue from such arrangements. There can be no assurance that these collaborations will result in the development of any commercial products. The Company intends to seek additional collaborative arrangements to develop and commercialize some of its products. There can be no assurance that the Company will be able to negotiate collaborative arrangements on favorable terms, or at all, in the future, or that its current or future collaborative arrangements will be successful.

MANUFACTURING CAPABILITY AND LACK OF COMMERCIAL MANUFACTURING EXPERIENCE

Vasogen currently relies upon a single subcontractor for the disposable blood containers and a single subcontractor for the medical instruments on which its immune modulation therapy delivery systems are based. The Company is continually reviewing its own capabilities and the capabilities of other potential suppliers and subcontractors. The establishment of additional or replacement suppliers for certain materials, components, subassemblies, assemblies, or finished products cannot be accomplished quickly, largely due to the regulatory approval systems and the complex nature of manufacturing processes employed by many suppliers. The failure to obtain sufficient quantities of component materials on commercially reasonable terms could have a material adverse effect on the Company's clinical studies, business, financial condition, and results of operations.

If the Company were successful in developing the markets for its immune modulation therapies, the Company would have to arrange for the scaled-up manufacturing of its devices. At the present time, the Company has not arranged for the manufacture of these treatment medical devices on a large scale. There can no assurance that the Company, on a timely basis, will be able to make the transition from manufacturing clinical trial quantities to commercial production quantities successfully or be able to arrange for contract manufacturing. The Company believes it will be able to manufacture its medical devices for initial commercialization if the product obtains FDA approval, but it has not yet demonstrated the capability to manufacture the treatment devices in commercial quantities. Potential difficulties experienced by the Company in manufacturing scale-up, including recalls or safety alerts, could have a material adverse effect on the Company's business, financial condition, and results of operations.

The manufacture of the Company's products involves a number of steps and requires compliance with stringent quality control specifications imposed by the Company and by the FDA. Moreover, the Company's products can only be manufactured in a facility that has undergone a satisfactory inspection by the FDA. For these reasons, the Company would not be able to replace its manufacturing capacity quickly if it were unable to use its manufacturing facilities as a result of a fire, natural disaster (including an earthquake), equipment failure, or other difficulty, or if such facilities are deemed not in compliance with the FDA's drug Good Manufacturing Practices ("GMP") requirements and the non-compliance could not be rapidly rectified. The Company's inability or reduced capacity to manufacture its products would have a material adverse effect on the Company's business, financial condition, and results of operations.

The Company may enter into arrangements with contract manufacturing companies to expand its own production capacity in order to meet requirements for its products, or to attempt to improve manufacturing efficiency. If the Company chooses to contract for manufacturing services and encounters delays or difficulties in establishing relationships with manufacturers to produce, package, and distribute its finished products, then clinical trials, market introduction, and subsequent sales of such products would be adversely affected. Further, contract manufacturers must also operate in compliance with the FDA's requirements; failure to do so could result in, among other things, the disruption of product supplies. The Company's potential dependence upon third parties for the manufacture of its products may adversely affect the Company's profit margins and its ability to develop and deliver such products on a timely and competitive basis.

LACK OF MARKETING AND DISTRIBUTION EXPERIENCE

The Company has no experience in the sales, marketing, and distribution of pharmaceutical or medical products. There can be no assurance that the Company will be able to establish sales, marketing, and distribution capabilities or make arrangements with its collaborators, licensees, or others to perform such activities or that such efforts will be successful.

UNCERTAINTY OF PRODUCT PRICING, REIMBURSEMENT, AND RELATED MATTERS

The Company's ability to earn sufficient returns on its products will depend in part on the extent to which reimbursement for the costs of such products and related treatments will be available from government health administration authorities, private health coverage insurers, managed care organizations, and other organizations. Third-party payors are increasingly challenging the price of medical products and services. If purchasers or users of the Company's products are not able to obtain adequate reimbursement for the cost of using such products, they may forgo or reduce such use. Significant uncertainty exists as to the reimbursement status of newly approved healthcare products, and there can be no assurance that adequate third-party coverage will be available.

PRODUCT LIABILITY EXPOSURE

The Company faces an inherent business risk of exposure to product liability and other claims in the event that the development or use of its technology or prospective products is alleged to have resulted in adverse effects. While the Company has taken, and will continue to take, what it believes are appropriate precautions, there can be no assurance that it will avoid significant liability exposure. Although the Company currently carries product liability insurance for clinical trials, there can be no assurance that the Company has sufficient coverage, or can obtain sufficient coverage, at a reasonable cost. An inability to obtain product liability insurance at acceptable cost or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of products developed by the Company. A product liability claim could have a material adverse effect on the Company's business, financial condition, and results of operations.

RAPID GROWTH

The Company's operations are growing rapidly and it is expected that this growth will continue as the Company executes its business strategy. The Company anticipates further increases in employees. Sustaining such growth places significant strains on management and administrative, operational, personnel, and financial resources. Accordingly, our future operating results will depend on the ability of the Company's officers and other key employees to continue to implement and improve operational, support, and financial control systems to effectively expand, train, and manage its employee base. An inability to manage growth successfully could seriously impact on future operating results.

HAZARDOUS MATERIAL; ENVIRONMENTAL MATTERS

Although the Company does not currently manufacture commercial quantities of its products, it produces limited quantities of such products for its clinical trials. The Company's research and development processes involve the controlled storage, use, and disposal of hazardous materials and biological hazardous materials. The Company is subject to laws and regulations governing the use, manufacture, storage, handling, and disposal of such materials and certain waste products. Although the Company believes that its safety procedures for handling and disposing of such materials comply with the standards prescribed by such laws and regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, the Company could be held liable for any damages that result, and any such liability could exceed the resources of the Company. There can be no assurance that the Company will not be required to incur significant costs to comply with current or future environmental laws and regulations nor that the operations, business, or assets of the Company will not be materially or adversely affected by current or future environmental laws or regulations.

VOLATILITY OF STOCK PRICE AND ABSENCE OF DIVIDENDS

The market price of the Common Shares, like that of the securities of many other biopharmaceutical companies in the development stage, has been and is likely to continue to be, highly volatile. This increases the risk of securities litigation related to such volatility. Factors such as the results of preclinical studies and clinical trials by the Company, its collaborators, or its competitors; other evidence of the safety or efficacy of products of the Company or its competitors; announcements of technological innovations or new products by the Company or its competitors; governmental regulatory actions; developments with the Company's collaborators; developments concerning patent or other proprietary rights of the Company or its competitors (including litigation); concern as to the safety of the Company's products; period-to-period fluctuations in the Company's operating results; changes in estimates of the Company's performance by securities analysts; market conditions for biopharmaceutical stocks in general; and other factors not within the control of the Company could have a significant adverse impact on the market price of the Common Shares. The Company has never paid cash dividends on its Common Shares and does not anticipate paying any cash dividends in the foreseeable future.

                  ITEM 5 - SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data of the Company, for the last three completed financial years ended November 30, 2000, 2001, and 2002, is derived from the audited consolidated financial statements of the Company. All amounts are in thousands of Canadian dollars except for per share data.

                                                  YEARS ENDED NOVEMBER 30,
                                            ------------------------------------
                                               2002         2001         2000
                                            ---------    ---------     ---------
                                            (audited)    (audited)     (audited)
EXPENSES:
Research and development                    $ 12,675     $  9,208     $  6,108
General and administration                     7,809        7,246        5,156

Loss before the undernoted                   (20,484)     (16,454)     (11,264)

Investment income                                977        2,065        1,303

Loss for the period                          (19,507)     (14,389)      (9,961)
Deficit, beginning of period                 (61,660)     (47,271)     (37,310)
Deficit, end of period                       (81,167)     (61,660)     (47,271)
Basic and fully diluted loss per share         (0.40)       (0.32)       (0.24)

                                                  YEARS ENDED NOVEMBER 30,
                                            ------------------------------------
                                               2002         2001         2000
                                            ---------    ---------     ---------
                                            (audited)    (audited)     (audited)
BALANCE SHEET
Acquired technology                          $ 1,266      $ 1,519      $ 1,772
Total assets                                  48,836       44,769       44,840
Cash and marketable securities                42,715       39,528       41,639
Shareholders' equity                          45,506       41,374       43,514

                                                       QUARTERLY RESULTS
                                                --------------------------------
                                                                Basic and fully
                                                 Loss for       diluted loss per
                                                the period           Share
                                                ----------      ----------------
February 28, 2002                                $(5,028)           (0.11)
May 31, 2002                                      (4,478)           (0.09)
August 31, 2002                                   (4,241)           (0.08)
November 30, 2002                                 (5,760)           (0.12)

February 28, 2001                                 (2,725)           (0.06)
May 31, 2001                                      (4,068)           (0.09)
August 31, 2001                                   (3,496)           (0.08)
November 30, 2001                                 (4,100)           (0.09)

(1)  The Company is in the development stage and, accordingly, has no revenue.


DIVIDEND RECORD AND POLICY

No dividends have been paid by the Company to date and it is not contemplated that any dividends will be paid in the immediate or foreseeable future.

    ITEM 6 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

Please refer to pages 13 to 17 of the 2002 Annual Report of the Company.

                         ITEM 7 - MARKET FOR SECURITIES

The Common Shares are listed on the Toronto Stock Exchange and the American Stock Exchange.

                         ITEM 8 - DIRECTORS AND OFFICERS

The names and municipalities of residence of all directors and officers of Vasogen as at the date hereof, the offices presently held, principal occupations, and the year each director first became a director are set out below. Each director was elected to serve until the next annual meeting or until his successor is elected or appointed. Officers are appointed annually and serve at the discretion of the Board of Directors.

------------------------------------------------------------------------------------------------------------------------
                                 Position with the
                                 Corporation and                                                     Director/Officer
Name/Residence                   Principal Occupation (4)           Other Public Company Boards      Since
------------------------------------------------------------------------------------------------------------------------
William R. Grant*                Chairman of the Board and          Advanced Medical Optics, Inc.    November, 1998
New York, New York               Director of the Company and        Massey Energy Company
                                 Chairman of Galen Associates       Ocular Sciences, Inc.
                                                                    Quest Diagnostics Incorporated
------------------------------------------------------------------------------------------------------------------------
David G. Elsley, MBA             President, CEO, and a Director of  N/A                              January, 1991
Oakville, Ontario                the Company

------------------------------------------------------------------------------------------------------------------------
Andre Berard *                   Director of the Company and        Banque Saradar France            November, 2000
Verdun, Quebec                   Chairman of the Board of National  BCE Inc.
                                 Bank of Canada                     Groupe BMTC Inc.
                                                                    Groupe Saputo Inc.
                                                                    Kruger Inc.
                                                                    National Bank of Canada
------------------------------------------------------------------------------------------------------------------------
Terrance H. Gregg +              Director of the Company and        Amylin Pharmaceuticals, Inc.     September, 1999
Los Angeles, California          Former President of Medtronic      Ocular Sciences, Inc.
                                 MiniMed.                           Specialty Laboratories, Inc.
------------------------------------------------------------------------------------------------------------------------
Benoit La Salle, CA *            Director of the Company and the    AFCAN Mining Corporation         January, 1997
Montreal, Quebec                 President and Chief Executive      BioCapital Inc.
                                 Officer of SEMAFO Inc.             Bridgepoint International Inc.
                                                                    Electromed Imaging Inc.
                                                                    LMS Medical Systems Limited
                                                                    Pebercan Inc.
                                                                    Pheromone Sciences Corp.
                                                                    SEMAFO Inc.
------------------------------------------------------------------------------------------------------------------------
Surya N. Mohapatra, PhD          Director of the Company and        Quest Diagnostics Incorporated   March, 2002
Saddle River, New Jersey         President and Chief Operating
                                 Officer of Quest Diagnostics
                                 Incorporated
------------------------------------------------------------------------------------------------------------------------
Dr. Eldon R. Smith, MD,          Vice-President, Scientific         BioMax Technologies Inc.         July, 1998
FRCP(C), FACC, FIACS             Affairs, and a Director of the     Canadian Natural Resources
Calgary, Alberta                 Company                            Limited
                                                                    Pheromone Sciences Corp.
------------------------------------------------------------------------------------------------------------------------
Graham Strachan +                Director of the Company and Life   Lorus Therapeutics Inc.          September, 1998
Etobicoke, Ontario               Sciences Consultant                Cytovax Biopharmaceuticals Inc.
                                                                    Ibex Technologies
                                                                    CME Telemetrix
------------------------------------------------------------------------------------------------------------------------
John C. Villforth +              Director of the Company and        EduNeering Inc.                  March, 2001
Derwood, Maryland                Former President and Executive
                                 Director,
                                 Food and Drug Law Institute
------------------------------------------------------------------------------------------------------------------------
Geofrey Myers                    Assistant Secretary of the         N/A                              February, 2000
Toronto, Ontario                 Company and Senior Partner with
                                 Lang Michener
------------------------------------------------------------------------------------------------------------------------
Michael Martin                   Vice-President, Marketing and      N/A                              June, 2001
Montclair, New Jersey            Business Development, of the
                                 Company
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
                                 Position with the
                                 Corporation and                                                     Director/Officer
Name/Residence                   Principal Occupation(4)            Other Public Company Boards      Since
------------------------------------------------------------------------------------------------------------------------
Susan Langlois(5)                Vice-President, Regulatory and     N/A                              March, 2003
Bolton, Ontario                  Clinical Affairs of the Company
------------------------------------------------------------------------------------------------------------------------
Bernard Lim                      Vice-President, Technology, of     N/A                              March, 2001
Oakville, Ontario                the Company
------------------------------------------------------------------------------------------------------------------------
Christopher J. Waddick           Executive Vice-President and       N/A                              March, 1997
Chatham, Ontario                 Chief Financial Officer,
                                 Corporate Secretary and Treasurer
                                 of the Company

------------------------------------------------------------------------------------------------------------------------

Notes:

1.   * denotes a member of the Audit Committee of the Board of Directors.

2. + denotes a member of the Compensation and Corporate Governance Committee of the Board of Directors. Dr. Mohapatra is expected to be appointed to the Compensation and Corporate Governance Committee immediately following the Company's 2002 Annual and Special Meeting scheduled for May 7, 2003, (the "Meeting") to replace Mr. Graham Strachan who will be retiring as a director at the Meeting

3.   The Company does not have an executive committee of the Board of Directors.

4. Additional biographical information on the Board of Directors can be found in the Company's 2002 Management Proxy Circular.

5.   Ms. Langlois will be appointed an officer of the Company in May 2003.

The directors and officers of Vasogen as a group beneficially own, directly or indirectly, or exercise control or direction over, approximately 2% of the issued common shares of the Company.

                         ITEM 9 - ADDITIONAL INFORMATION

Additional information concerning Vasogen, including directors' and officers' remuneration and indebtedness, principal holders of securities, options to purchase securities, and interests of insiders in material transactions, where applicable, is contained in the Management Proxy Circular dated March 15, 2003. Additional financial information is provided in the consolidated financial statements for the fiscal period ended November 30, 2002. Copies of the Company's Management Proxy Circular and 2002 Annual Report, including the consolidated financial statements, may be obtained upon request from the Corporate Secretary of Vasogen Inc. at 2155 Dunwin Drive, Unit 10, Mississauga, Ontario, L5L 4M1.

The Company shall provide to any person, upon request to the Secretary of the
Company:

(1) when the securities of the Company are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of its securities,

         (a) one copy of the Annual Information Form of the Company, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the Annual Information Form,

         (b) one copy of the comparative financial statements of the Company for its most recently completed fiscal year for which financial statements have been filed, together with the accompanying report of the auditor and one copy of the most recent interim financial statements of the Company that have been filed, if any, subsequent to the financial statements for its most recently completed financial year,

         (c) one copy of the information circular of the Company in respect of its most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared in lieu of that information circular, as appropriate, and

         (d) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus and are not required to be provided under (a) to (c) above; or

(2)      at any other time, one copy of any other documents referred to in
         (1)(a), (b), and (c) above, provided the Company may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Company.

Unless otherwise stated, the information contained herein is at April 4, 2003.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements of Vasogen Inc. (the "Company") and the notes thereto. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada, which, except as described in note 12,conform in all material respects with generally accepted accounting principles in the United States. All amounts are expressed in Canadian dollars unless otherwise noted. Annual references are to the Company's fiscal years, which end on November 30.

OVERVIEW

Vasogen is focused on the research, development, and commercialization of immune modulation therapies for the treatment of cardiovascular and other inflammatory diseases. Vasogen's lead product is currently in pivotal phase III clinical trials for the treatment of chronic heart failure ("HF") and peripheral arterial disease ("PAD"). The Company is also developing therapies for the treatment of additional disease indications characterized by chronic inflammation, including neuro-inflammatory disease.

Vasogen intends to commercialize its immune modulation therapies through alliances with established healthcare companies. To date, Vasogen has entered into a strategic alliance with Quest Diagnostics Incorporated for the commercialization of its immune modulation therapies in the United States. The terms of this alliance are further discussed in the Company's Management's Discussion and Analysis for 2001.

RESULTS OF OPERATIONS

RESEARCH AND DEVELOPMENT Vasogen is a development stage enterprise that dedicates the majority of its cash resources to research and development
("R & D") activities. In 2002, R & D expenses were approximately two-thirds of all operating expenses. R & D expenses include salaries for those employees directly involved in research and development, costs for the Company's clinical and preclinical programs and associated supplies, product development costs, and intellectual property expenses.

R & D expenditures totaled $12.7 million for 2002, compared with $9.2 million in 2001 and $6.1 million in 2000. The increase in spending primarily reflects the Company's expanded clinical development and preclinical activity, as well as its growing intellectual property portfolio.

The costs of the Company's clinical programs increased by $2.8 million in 2002, compared with 2001 costs, which were $2.2 million higher than in 2000. The Company's clinical programs in PAD and chronic HF, discussed in detail below, were the key drivers of the increased R & D costs in 2002. Direct costs to support the Company's clinical programs increased by $1.8 million in 2002, compared with 2001 costs, which, in turn, increased by $1.2 million from 2000. These direct costs include expenses for clinical site fees, study monitoring, and technology support. Indirect costs, consisting of salaries, professional fees, and other support costs, rose approximately $1.0 million in each year over the prior year from 2000 to 2002.

During 2002, results from Vasogen's phase II double-blind, placebo-controlled trial in 73 patients with advanced chronic HF were presented at the 6th Annual Scientific Meeting of the Heart Failure Society of America, in September, and at the American Heart Association 75th Scientific Sessions, in November. The results of this study demonstrated a significant reduction in the risk of death and hospitalization and significant improvements in both key electrocardiogram measures and a clinical composite score for patients receiving immune modulation therapy. These results were supported by positive trends toward improvement in quality of life and New York Heart Association clinical classification. In addition, Vasogen's immune modulation therapy was well tolerated, with no reports of treatment-related serious adverse events or patient withdrawals. All patients in the study received standard-of-care therapy for heart failure.

In late 2002, Vasogen received U.S. Food and Drug Administration ("FDA") clearance to initiate a pivotal phase III trial of its immune modulation therapy in patients with advanced chronic HF. The ACCLAIM (Advanced Chronic Heart Failure CLinical Assessment of Immune Modulation Therapy) trial will be conducted at cardiac centers throughout the United States and Canada. Dr. James Young, Medical Director of the Kaufman Center for Heart Failure and Head of the Section of Heart Failure and Cardiac Transplant Medicine at The Cleveland Clinic, a world-renowned heart center, is Chairman of the study's Steering Committee and Global Principal Investigator.

Vasogen Inc. 2002 Annual Report (A development stage company)                 13

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company has received FDA approval to enroll up to 160 clinical sites in the ACCLAIM study, and recruitment of sites is ongoing. In early 2003, the Company received regulatory approval from Health Canada for the Canadian arm of this trial.

The primary outcome measure for the ACCLAIM trial is the composite endpoint of all-cause mortality or cardiovascular hospitalization (time to first event). The trial, which has been approved to enroll up to 2,000 patients, will conclude when a minimum of 701 events, as defined above, have occurred and all patients have been followed for at least six months. It is currently anticipated that the ACCLAIM trial will complete patient recruitment by the end of 2004.

Vasogen is also conducting a 500-patient, multi-center pivotal phase III trial in PAD. Vasogen previously reported positive results from a double-blind, placebo-controlled phase II trial in 85 patients with moderate to severe PAD. In addition to enabling patients with moderate and severe disease to walk significantly further before the onset of pain, this trial showed Vasogen's immune modulation therapy to be well tolerated and free of significant adverse side effects. Results from this study were published in the European Journal of Vascular and Endovascular Surgery during the year.

The primary endpoint of the SIMPADICO (Study of Immune Modulation Therapy in Peripheral Arterial Disease and Intermittent Claudication Outcomes) trial is to investigate the impact of Vasogen's immune modulation therapy on maximal treadmill walking distance, the endpoint recognized by the FDA and other regulatory authorities for approving new treatments for symptomatic PAD. Dr. Jeffrey Olin, Director of Vascular Medicine at The Zena and Michael A. Wiener Cardiovascular Institute, Mount Sinai School of Medicine in New York, and a leading expert in the field of vascular medicine, is the Principal Investigator for the SIMPADICO trial. Patient recruitment into the SIMPADICO trial is ongoing, with up to 50 clinical sites expected to participate in this study. It is currently anticipated that the SIMPADICO trial will complete patient recruitment by the end of Q1 2004.

Several factors could affect patient recruitment levels and the timelines for completion of the ACCLAIM and SIMPADICO trials. The key risk factor affecting patient recruitment for these trials is the timely initiation of sufficient qualified research sites that have both an adequate patient population and the necessary research capacity. Site initiation activities include identifying qualified sites, achieving the necessary internal approvals at the site, executing a contract with the site, and providing the Company's technology for the site. An additional key risk factor associated with the timeline for the ACCLAIM trial is achieving the pre-defined number of events during the projected timeframe. Management believes the timeline projection, which is based on the patient recruitment and event rates observed in recent phase III trials in patients with advanced chronic HF, to be reasonable.

Vasogen's preclinical research is focused on investigating the potential of its immune modulation therapies in neuro-inflammatory disease. The costs to support this program increased by $0.4 million in 2002, compared with 2001 costs, which, in turn, were comparable to those in 2000. Neurological conditions that are associated with an inflammatory response in the brain and peripheral nervous system include such devastating diseases as Alzheimer's disease, Parkinson's disease, and ALS (Lou Gehrig's disease). In each of these conditions, there is evidence of increases in inflammatory cytokine activity and other inflammatory mediators, leading to the death of nerve cells and loss of functional activity.

Preclinical results in the area of neuro-inflammation have demonstrated the potential for Vasogen's technology to address the inflammatory component of a number of neurological conditions. Research published in the journal NeuroImmunoModulation has shown the ability of Vasogen's technology to significantly reduce key measures of inflammation and cell death in the hippocampus, the region of the brain involved in memory and learning, and to improve physiological measurements that correlate with memory and learning. Upon completion of the preclinical research program in this area, the Company expects to enter clinical development and is currently considering appropriate disease targets.

During the year, the Company was granted 21 patents. New developments and scientific discoveries resulted in the filing of 29 patent applications in various jurisdictions, covering 13 new inventions. The Company currently has 11 U.S. patents, 35 patents granted in other jurisdictions, and 170 patent applications pending worldwide. The significant growth in Vasogen's patent portfolio has



14                 Vasogen Inc. 2002 Annual Report (A development stage company)

                      MANAGEMENT'S DISCUSSION AND ANALYSIS


resulted in expenses increasing by $0.3 million in fiscal 2002, compared with 2001 expenses, which increased by $0.9 million compared with 2000. This increase primarily comprises fees paid to patent offices worldwide and to external patent counsel.

More details on Vasogen's clinical development and research programs can be found in the Company's Annual Information Form.

The Company expenses all research and development costs. The majority of the Company's research is outsourced to medical institutions, under contractual agreements for which expenditures are settled with cash payments that are aligned with the achievement of pre-defined milestones. The costs of the Company's prepaid clinical supplies are deferred, on the basis that these supplies have future alternative uses related to the various clinical applications of immune modulation therapy, and are expensed as they are consumed in clinical trials and other research. The anticipated increase in the level of clinical activity, particularly relating to the SIMPADICO and ACCLAIM trials, has resulted in a significant increase in inventory levels of supplies to meet the clinical trial requirements for 2003.

The cost of acquired technology is amortized straight-line over 20 years in recognition of the patent term. As of December 1, 2003, the Company will adopt the "Goodwill and Intangibles" recommendations of CICA Handbook Section 3062, which is consistent with the Company's current policy, and consequently expects no material impact on the Company's financial statements, as described further in Note 1(f) to the consolidated financial statements.

The ability of Vasogen to recover the carrying value of its technology and clinical supplies is impacted by several factors including, but not limited to, the progress of clinical trials, the Company's ongoing ability to fund clinical trials, feedback and decisions from the health regulators on the clinical trial results, technological obsolescence, the development of the Company's patent portfolio, the ability to defend any claims made by third parties against the Company's intellectual property, and the Company's financial ability to launch claims against those third parties who may infringe upon the value of its intellectual property. Management is not aware of any factors that would impair the carrying value of acquired technology or the clinical supplies, which would result in a material loss to the Company.


GENERAL AND ADMINISTRATION General and administration expenses include salaries and related costs for those employees not directly involved in research and development, as well as professional fees for services such as legal, audit, tax, investor relations, and market research. These expenses also include infrastructure costs, such as facilities and information technology to support both corporate and research activities, insurance expenses, and costs involved in corporate stewardship.

General and administration expenditures totaled $7.8 million for the year ended November 30, 2002, compared with $7.2 million in 2001 and $5.2 million in 2000. General and administration expenditures were generally comparable to those in 2001, with the increase substantially attributable to expenses related to corporate development, marketing, and business development activities. These increased activities were primarily associated with increasing the awareness of Vasogen's immune modulation therapy in both the medical and investment communities in Canada and the United States.

The employee and infrastructure support established during 2001, which was associated with phase II clinical programs, was sufficient to provide support for both the Company's corporate and research and development activities during 2002. The increased spending in 2001 compared with 2000 was driven by salary and related infrastructure expenditures that increased by $1.2 million; corporate development, marketing, and business development activities that increased by $0.4 million; and professional fees and insurance that increased by $0.3 million.

INVESTMENT INCOME Investment income totaled $1.0 million for 2002, compared to $2.1 million in 2001 and $1.3 million in 2000. Investment income was lower in 2002, compared to prior years, primarily due to the decline in market yields available on short-term investments, declining to an average yield of 2.49% for the year ended November 30, 2002, from 4.33% for the same period in 2001. Investment income was higher in 2001 compared to the prior year, due to larger average cash and marketable securities balances, which resulted from financings during 2000



Vasogen Inc. 2002 Annual Report (A development stage company)                 15

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

that raised net proceeds of $33.9 million. Throughout 2002 and 2001, Management elected to commit funds primarily to short-term investments.

LOSS The loss in 2002 was $19.5 million ($0.40 per share), compared with $14.4 million ($0.32 per share) in 2001, and $10.0 million ($0.24 per share) in 2000. As discussed above, the increased loss in both periods resulted mainly from higher costs associated with the expansion of the Company's clinical programs and the corporate costs associated with supporting these activities.

The following table presents selected financial data for each of the last eight quarters ending November 30, 2002:

                                      Loss for          Basic and
                                    the period       diluted loss
                                       (000's)          per share
-----------------------------------------------------------------
FEBRUARY 28, 2002                     ($5,028)            ($0.11)
MAY 31, 2002                          ($4,478)            ($0.09)
AUGUST 31, 2002                       ($4,241)            ($0.08)
NOVEMBER 30, 2002                     ($5,760)            ($0.12)

February 28, 2001                     ($2,725)            ($0.06)
May 31, 2001                          ($4,068)            ($0.09)
August 31, 2001                       ($3,496)            ($0.08)
November 30, 2001                     ($4,100)            ($0.09)


Effective December 1, 2002, the Company adopted the "Stock-Based Compensation and Other Stock-Based Payment" recommendations of CICA Handbook Section 3870, and will implement the "disclosure only" provision for stock options granted to employees. This standard requires that all stock-based awards made to non-employees be measured and recognized using a fair-value-based method. The fair value of stock options granted to non-employees and employees during 2002 is disclosed in notes 12(a) and 12(e) to the consolidated financial statements, respectively.

LIQUIDITY AND CAPITAL RESOURCES

Since its inception, Vasogen has financed its operations solely from public and private sales of equity, the exercise of warrants and stock options, and interest on funds held for future investment. During 2002, the Company received net proceeds of $23.1 million from the issuance of equity. In connection with the financing completed during 2002, the Company issued warrants to the underwriters to purchase up to 250,000 shares exercisable at $5.39 per common share until November 24, 2003. During 2001, the Company received net proceeds of $11.8 million from the issuance of equity to Quest Diagnostics Incorporated as a result of the strategic alliance agreement concluded between the two companies.

During 2002, Vasogen received proceeds of $0.5 million from the exercise of options and warrants, compared with $0.4 million in 2001. The total number of common shares outstanding at the end of 2002 increased to 51.9 million from 46.4 million at year-end 2001.

At November 30, 2002, the Company had cash, cash equivalents, and marketable securities held to maturity totaling $42.7 million, compared with $39.5 million at the previous year-end. The Company invests in liquid corporate debt instruments having a single "A" credit rating or greater. In the environment of low interest rates that prevailed throughout 2002, Management elected to commit funds primarily to short-term investments.

The Company is exposed to market rate risk related to changes in interest rates, which could affect the value of the Company's marketable securities. Management does not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to the Company's investments, due to the relative short-term nature of the investments.

The Company's net cash used in operating activities in 2002 was $20.1 million, compared with $14.2 million in 2001. This increase is primarily reflective of Vasogen's net operating losses. The reasons for these higher operating losses are elaborated above. The burn rate for 2002 was in line with the Company's operating plan, which reflects the expanded clinical development and research activity, higher costs associated with the Company's expanding intellectual property portfolio, and the larger infrastructure necessary to support the Company's growth.

RISKS AND UNCERTAINTIES

The Company's products are in development, have not yet been approved by regulatory authorities in all relevant jurisdictions, and have not yet been marketed commercially. The business of the


16                 Vasogen Inc. 2002 Annual Report (A development stage company)

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

Company entails significant risks, including the costs and time involved in obtaining the required regulatory approvals, its current reliance on primarily one product, the adequacy of the Company's patent protection, the uncertainties involved in clinical testing, the availability of capital to continue development and commercialization of its products, and competition from pharmaceutical and other biotechnology companies. There can be no assurance that the Company's clinical studies will provide a positive outcome or that the results will meet the desired clinical endpoints established in the clinical study protocols. Even if the clinical studies are successful, there can be no assurance that the Company will be successful in obtaining necessary regulatory approvals or, once obtained, in maintaining these approvals. There can also be no assurance that the Company will be successful in marketing and distributing its products, or achieve reimbursement from government or private health authorities. The Company has also not yet demonstrated the ability to manufacture a product commercially.

The Company maintains product liability insurance consistent with current industry practice. It is possible that this coverage might not provide full protection against all risks.

The Company intends to raise additional financing, as required, through strategic alliance arrangements, the exercise of options and warrants, and the issuance of new share capital, as well as through other financing opportunities. However, there can be no assurance that these financing efforts will be successful or that the Company will continue to be able to meet its ongoing cash requirements. It is possible that financing will not be available or, if available, may not be on favorable terms. The availability of financing will be affected by the results of the Company's scientific and clinical research, its ability to attain regulatory approvals, the market acceptance of the Company's products, the state of the capital markets generally (with particular reference to biotechnology and medical companies), the status of strategic alliance agreements, and other relevant commercial considerations. A DETAILED LIST OF THE RISKS AND UNCERTAINTIES AFFECTING THE COMPANY CAN BE FOUND IN THE COMPANY'S ANNUAL INFORMATION FORM.

OUTLOOK

Vasogen expects to continue to incur operating losses as a result of the expanded clinical trial activity necessary to support regulatory approval of its products in the United States, Canada, and other jurisdictions. Costs associated with phase III clinical trials are generally substantially greater than those for phase II trials, as the number of clinical sites and patients required is typically much larger. The Company believes it has sufficient resources to fund operations to mid-2004. The Company expects to increase cash resources in 2003 through the execution of additional strategic alliance agreements and through the issuance of new share capital associated with corporate finance initiatives. Over the long term, the Company expects that it will require additional financing to grow and expand its operations, and plans to raise funds from time to time through either strategic partnering initiatives or from the capital markets, even if it does not have an immediate need for additional capital. Funding requirements may vary depending on a number of factors, including the progress of the Company's research and development programs; the extent and breadth of these programs; the results of preclinical studies and clinical trials; the cost, timing, and outcome of the regulatory approvals process; the establishment of research and development collaborations; the cost of preparing, filing, prosecuting, maintaining, defending, and enforcing patent claims; and competing technological and market developments.

Depending upon the results of its research and development programs and the availability of financial resources, the Company could decide to accelerate, terminate, or cut back on certain areas of research and development, or commence new areas of research and development. These are complex decisions involving judgments by Management with the goal of optimizing investment returns and managing the cash burn rate. There are no factors presently known to Management that would indicate that a change in direction is needed in the next year.

It is anticipated that general and administration expenses will continue to grow significantly as the Company continues to develop the infrastructure and processes necessary to support commercialization of its products.

To commercialize its immune modulation therapies for a number of potential disease indications, the Company intends to enter into additional strategic alliances with established healthcare companies that have the commercial infrastructure necessary to support successful market introduction in various geographical jurisdictions.



Vasogen Inc. 2002 Annual Report (A development stage company)                 17

                      AUDITOR'S REPORT TO THE SHAREHOLDERS



We have audited the consolidated balance sheets of Vasogen Inc. (a Development Stage Company) as at November 30, 2002 and 2001 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended November 30, 2002 and for the period from December 1, 1987 to November 30, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three-year period ended November 30, 2002 and for the period from December 1, 1987 to November 30, 2002 in accordance with Canadian generally accepted accounting principles.

/s/ KPMG LLP
--------------------
KPMG LLP

Chartered Accountants

Toronto, Canada
December 20,2002

Vasogen Inc. 2002 Annual Report (A development stage company)                 21

                           CONSOLIDATED BALANCE SHEETS
                       (In thousands of Canadian dollars)

                                                                    As at November 30,
                                                               --------------------------
                                                                   2002              2001
-----------------------------------------------------------------------------------------
ASSETS

CURRENT ASSETS:
  Cash and cash equivalents                                    $  2,024          $  1,187
  Marketable securities (note 2)                                 35,605            36,859
  Clinical supplies                                               2,645             1,832
  Tax credits recoverable                                         1,379             1,259
  Prepaid expenses                                                  518               281
-----------------------------------------------------------------------------------------
                                                                 42,171            41,418

Marketable securities (note 2)                                    5,086             1,482

CAPITAL ASSETS                                                      707               622
Less accumulated amortization                                       394               272
-----------------------------------------------------------------------------------------
                                                                    313               350

ACQUIRED TECHNOLOGY                                               4,081             4,081
Less accumulated amortization                                     2,815             2,562
-----------------------------------------------------------------------------------------
                                                                  1,266             1,519
-----------------------------------------------------------------------------------------
                                                               $ 48,836          $ 44,769
=========================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Accounts payable and accrued liabilities                     $  3,330          $  3,395

SHAREHOLDERS' EQUITY:
  Share capital (note 3)                                        126,673           103,034
  Deficit accumulated during the development stage              (81,167)          (61,660)
-----------------------------------------------------------------------------------------
                                                                 45,506            41,374
-----------------------------------------------------------------------------------------
                                                               $ 48,836          $ 44,769
=========================================================================================

See accompanying notes to consolidated financial statements.

On behalf of the Board:




/s/ Benoit La Salle                 /s/ Andre Berard
---------------------               -------------------
Benoit La Salle                     Andre Berard

Director                            Director


22                 Vasogen Inc. 2002 Annual Report (A development stage company)

               CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
          (In thousands of Canadian dollars, except per share amounts)


                                                                                                          Period from
                                                              Years ended November 30,               December 1, 1987
                                                 ------------------------------------------------     to November 30,
                                                     2002                2001                2000                2002
---------------------------------------------------------------------------------------------------------------------
EXPENSES:
  Research and development                       $ 12,675            $  9,208            $  6,108            $ 49,201
  General and administration                        7,809               7,246               5,156              35,699
---------------------------------------------------------------------------------------------------------------------
Loss before the undernoted                        (20,484)            (16,454)            (11,264)            (84,900)

Investment income                                     977               2,065               1,303               5,243
---------------------------------------------------------------------------------------------------------------------

Loss for the period                               (19,507)            (14,389)             (9,961)            (79,657)

Deficit, beginning of period                      (61,660)            (47,271)            (37,310)             (1,510)
---------------------------------------------------------------------------------------------------------------------

Deficit, end of period                           $(81,167)           $(61,660)           $(47,271)          $(81,167)
=====================================================================================================================

Basic and diluted loss per share (note 4)        $  (0.40)           $  (0.32)           $  (0.24)
=====================================================================================================================


See accompanying notes to consolidated financial statements.



Vasogen Inc. 2002 Annual Report (A development stage company)                 23

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                       (In thousands of Canadian dollars)

                                                                                                                   Period from
                                                                           Years ended November 30,           December 1, 1987
                                                                  -----------------------------------------    to November 30,
                                                                       2002            2001            2000               2002
------------------------------------------------------------------------------------------------------------------------------

CASH PROVIDED BY (USED IN):

OPERATIONS:
  Loss for the period                                             $ (19,507)      $ (14,389)      $  (9,961)         $ (79,657)
  Items not involving cash:
    Amortization of capital assets and acquired technology              377             345             327              3,430
    Common shares issued for services                                    --              --             233              2,449
    Foreign exchange loss (gain)                                        228             (20)            (21)               120
    Other                                                                --              --              --                (39)
  Change in non-cash working capital (note 5(a))                     (1,235)           (126)           (234)            (1,240)
------------------------------------------------------------------------------------------------------------------------------
                                                                    (20,137)        (14,190)         (9,656)           (74,937)

FINANCING:
  Shares issued for cash                                             25,000          11,941          35,650            105,823
  Warrants exercised for cash                                            75             189           6,898             15,858
  Options exercised for cash                                            465             240           2,064              4,889
  Share issue costs                                                  (1,901)           (121)         (1,812)            (7,008)
  Issue of convertible debt, net                                         --              --              --                622
  Payable to related parties                                             --              --              --               (234)
------------------------------------------------------------------------------------------------------------------------------
                                                                     23,639          12,249          42,800            119,950

INVESTMENTS:

  Increase in capital assets                                            (87)           (190)           (133)              (895)
  Increase in acquired technology                                        --              --              --             (1,283)
  Purchases of marketable securities                                (24,201)        (13,246)        (35,226)           (97,745)
  Maturities of marketable securities                                21,626          14,217           3,490             56,829
------------------------------------------------------------------------------------------------------------------------------
                                                                     (2,662)            781         (31,869)           (43,094)

Foreign exchange gain (loss) on cash held in foreign currency            (3)             20              21                105
------------------------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash and cash equivalents                        837          (1,140)          1,296              2,024

Cash and cash equivalents, beginning of period                        1,187           2,327           1,031                 --
------------------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents, end of period                          $   2,024       $   1,187       $   2,327          $   2,024
==============================================================================================================================


Supplemental disclosures and cash flow information (note 5(b) and (c)).

See accompanying notes to consolidated financial statements.



24                 Vasogen Inc. 2002 Annual Report (A development stage company)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

            (Tabular figures in thousands, except per share amounts)
                 Years ended November 30, 2002, 2001, 2000, and
                period from December 1, 1987 to November 30, 2002

Since its inception, the Company has been engaged in the research and commercial development of its immune modulation therapies for the treatment and prevention of disease and has had no commercial operations. The operations of the Company are not subject to any seasonality or cyclicality factors.

The consolidated financial statements presented have been prepared on the basis that the Company is considered a development stage enterprise and, accordingly, the consolidated statements of operations and deficit and cash flows also reflect the cumulative amounts from December 1, 1987 to November 30, 2002. All amounts are expressed in Canadian dollars unless otherwise noted.

1.   SIGNIFICANT ACCOUNTING POLICIES:

These consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada, which, except as described in note 12, conform in all material respects with accounting principles generally accepted in the United States.

(a)  PRINCIPLES OF CONSOLIDATION:

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Vasogen Ireland Limited (incorporated in 1998). The functional currency of the Irish subsidiary is the Canadian dollar. All material intercompany balances and transactions have been eliminated.

(b)  CASH AND CASH EQUIVALENTS:

The Company considers unrestricted cash on hand, in banks, in term deposits, and in commercial paper with original maturities of three months or less as cash and cash equivalents.

(c)  MARKETABLE SECURITIES:

Marketable securities having terms to maturity of one year or less are classified as current assets and are stated at the lower of amortized cost or market. All other marketable securities are classified as non-current assets and are stated at cost. The Company regularly reviews the carrying value of its long-term investments. Should there be a decline in value that is other than a temporary decline, the Company measures the amount of the write-down based on the quoted market value of the investments and charges such write-down to the consolidated statements of operations. Interest income is recognized on an effective yield basis.

(d)  CONCENTRATION OF CREDIT RISK:

Financial instruments potentially exposing the Company to a concentration of credit risk consist principally of marketable securities. Marketable securities include bonds issued by highly rated Canadian and U.S. corporations, all having varying maturities between one and 24 months from the date of purchase, trading in active markets, and capable of prompt liquidation.

(e)  CAPITAL ASSETS:

Capital assets are stated at cost and include testing equipment, computer equipment, and leasehold improvements. Amortization is provided on a straight-line basis over five years. The Company regularly reviews the carrying values of its capital assets by reference to the recoverable amounts calculated by reference to the estimated useful lives of the assets and their capitalized costs as compared with their undiscounted estimated future cash flows. If the carrying values of capital assets exceed the amounts recoverable, a write-down is charged to the consolidated statements of operations.

(f)  ACQUIRED TECHNOLOGY:

Acquired technology, representing the Company's platform medical device technology, is stated at cost. Amortization is provided on a straight-line basis over 20 years, representing the period from the acquisition date to the expiry date of the technology's initial patent. Annually, management reviews the carrying value, the amortization method, and the estimated useful life of the technology, taking into consideration any events and circumstances that might impair its value. If the carrying value of acquired technology exceeds its amount recoverable, calculated by reference to undiscounted estimated future cash flows from use, a write-down is charged to the consolidated statements of operations.

(g)  STOCK-BASED COMPENSATION PLAN:

The Company has a stock-based compensation plan as described in note 3. No compensation expense is recognized when stock options or warrants are issued. Any consideration paid on the exercise of stock options or warrants, or on purchase of stock, is credited to share capital.

Vasogen Inc. 2002 Annual Report (A development stage company)                 25

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

            (Tabular figures in thousands, except per share amounts)
                 Years ended November 30, 2002, 2001, 2000, and
                period from December 1, 1987 to November 30, 2002

(h)  RESEARCH AND DEVELOPMENT:

Research costs are expensed as incurred. Development costs are expensed as incurred unless they meet the criteria under generally accepted accounting principles in Canada for deferral and amortization. The Company has not capitalized any such development costs to date. Total research and development tax credits netted against research and development expenses on the consolidated statements of operations were $297,663 in 2002 (2001 - $363,000; 2000 -
$403,000; from December 1, 1987 to November 30, 2002 - $1,432,663).

Clinical supplies represent the devices and disposables on hand at year end that will be consumed in the Company's future research and clinical trials. These supplies are expensed as research and development expenses when shipped to research centers or clinical sites. The Company regularly reviews the carrying value of the clinical supplies, taking into consideration factors that might impair their value. Factors the Company considers regarding impairment include technological obsolescence of the clinical instruments and supplies, changes initiated by the Company or required by health regulators, and inconclusive or negative trial results. A charge to operations is recorded in the period in which impairment is assessed. To date there has not been an impairment charge.

(i)  BASIC AND DILUTED LOSS PER COMMON SHARE:

Basic loss per common share is computed by dividing loss for the year by the weighted average number of shares outstanding during the reporting period. Diluted loss per share is computed similar to basic loss per share except that the weighted average number of shares outstanding is increased to include additional shares from the assumed exercised stock options, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options were exercised and that proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting period.

(j)  MEASUREMENT UNCERTAINTY:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

(k)  INCOME TAXES AND INVESTMENT TAX CREDITS:

The Company accounts for income taxes by the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the future taxes attributable to temporary differences between the financial statement carrying values of existing assets and liabilities and their respective tax carrying values. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled.

Future tax assets initially recognized are fully offset by a valuation allowance. Management has provided a valuation allowance equivalent to the net deferred tax asset balances, given the development stage of the Company's activities and the uncertainty that it will generate sufficient income for tax purposes to utilize the tax losses in the carryforward period.

The benefits of tax credits for scientific research and development expenditures are recognized in the year the qualifying expenditures are made, provided there is reasonable assurance of recoverability. The tax credits reduce the cost of capital assets and research costs, as applicable.

(l)  TRANSLATION OF FOREIGN CURRENCY:

Monetary items denominated in foreign currency are translated to Canadian dollars at exchange rates in effect at the balance sheet date and non-monetary items are translated at rates of exchange in effect when the assets were acquired or obligations incurred. Revenue and expenses are translated at rates in effect at the time of the transactions. Foreign exchange gains and losses are included in income.



26                 Vasogen Inc. 2002 Annual Report (A development stage company)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

            (Tabular figures in thousands, except per share amounts)
                 Years ended November 30, 2002, 2001, 2000, and
                period from December 1, 1987 to November 30, 2002



2.   MARKETABLE SECURITIES:

                                                                   ONE YEAR
                                                     ONE YEAR          PLUS                  YIELD TO
2002                                                 MATURITY    MATURITIES      TOTAL       MATURITY
-----------------------------------------------------------------------------------------------------
CORPORATE BONDS                                       $35,605        $5,086    $40,691   2.70 - 4.08%
=====================================================================================================

                                                                   One year
                                                     One year          plus                  Yield to
2001                                                 maturity    maturities      Total       maturity
-----------------------------------------------------------------------------------------------------
Canadian provincial government bonds                  $   180        $   --    $   180          5.86%
Canadian corporate bonds                               36,679         1,482     38,161   2.25 - 5.90%
-----------------------------------------------------------------------------------------------------
                                                      $36,859        $1,482    $38,341
=====================================================================================================

At November 30, 2002 and 2001, the carrying value of marketable securities approximated their quoted market value.

3.   SHARE CAPITAL:

(a)  AUTHORIZED UNLIMITED COMMON SHARES, WITHOUT PAR VALUE:


                                                                                                          Period from
                                                                                                     December 1, 1987
                                                                                                      to November 30,
                                            2002                   2001                    2000                  2002
--------------------------------------------------------------------------------------------------------------------------
                                  NUMBER OF              Number of              Number of             Number of
                                     SHARES     AMOUNT      shares     Amount      shares    Amount      shares     Amount
--------------------------------------------------------------------------------------------------------------------------
Balance, beginning of period         46,365   $103,034      44,742   $ 90,785      35,592   $47,752       1,032   $  1,213
Issued for:
  Cash                                5,155     25,000       1,407     11,941       3,738    35,650      31,968    105,823
  Services                               --         --          --         --          40       233       1,571      2,449
  Technology                             --         --          --         --          --        --       1,913      2,799
  Warrants exercised                     75         75          82        189       3,979     6,898      11,186     15,858
  Options exercised                     340        465         134        240       1,393     2,064       3,841      4,889
  Debt conversion                        --         --          --         --          --        --         424        650
  Share issue costs                      --     (1,901)         --       (121)         --    (1,812)         --     (7,008)
--------------------------------------------------------------------------------------------------------------------------
Balance, end of period               51,935   $126,673      46,365   $103,034      44,742   $90,785      51,935   $126,673
==========================================================================================================================

Common shares issued for services or acquired technology are recorded at the quoted market value of the shares at the respective issue date.

(b)  PUBLIC OFFERING:

In May 2002, the Company issued 5,154,700 common shares for gross proceeds of $25,000,295 (net proceeds of $23,098,694 after issuance costs). As additional compensation to the underwriters, the Company issued warrants to purchase up to 250,000 shares exercisable at $5.39 per common share until November 24, 2003. As of December 20, 2002, these warrants have not been exercised.



Vasogen Inc. 2002 Annual Report (A development stage company)                 27

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

            (Tabular figures in thousands, except per share amounts)
                 Years ended November 30, 2002, 2001, 2000, and
                period from December 1, 1987 to November 30, 2002

(c)  OPTIONS:

Under the Company's Employee Stock Option Plan, options may be granted to directors, officers, full-time employees, and consultants of the Company to purchase common shares. As at November 30, 2002,there were 732,561 (2001 - 381,947) options available for grant. The exercise prices of options must at least equal the quoted market value of the underlying common shares on the date of the grant. Each option granted allows the holder to purchase one common share. These options generally vest over a maximum period of three to four years and expire over various dates to 2007.

                                                       2002                     2001                     2000
----------------------------------------------------------------------------------------------------------------------
                                                            WEIGHTED                 Weighted                 Weighted
                                                             AVERAGE                  average                  average
                                                            EXERCISE                 exercise                 exercise
                                               OPTIONS         PRICE     Options        price     Options        price
----------------------------------------------------------------------------------------------------------------------
Balance, beginning of year                       2,037         $4.37       1,793        $2.94       4,254        $1.46
Issued                                             805          4.34         487         8.79         594         7.37
Exercised                                         (415)         1.30        (216)        1.99      (2,765)        1.46
Expired or canceled                               (156)         7.96         (27)        8.32        (290)        4.44
----------------------------------------------------------------------------------------------------------------------
Outstanding, end of year                         2,271          4.68       2,037         4.37       1,793         2.94
----------------------------------------------------------------------------------------------------------------------
Exercisable, end of year                         1,510                     1,689                    1,543
======================================================================================================================

The following table provides information on options outstanding and exercisable as of November 30, 2002:


                         OPTIONS OUTSTANDING                             OPTIONS EXERCISABLE
                    ------------------------                        ------------------------
                                                     WEIGHTED
                                    WEIGHTED          AVERAGE                       WEIGHTED
                                     AVERAGE        REMAINING                        AVERAGE
EXERCISE                 NUMBER     EXERCISE      CONTRACTUAL            NUMBER     EXERCISE
PRICE               OUTSTANDING        PRICE     LIFE (YEARS)       EXERCISABLE        PRICE
--------------------------------------------------------------------------------------------
$1.00 -  $2.26              579       $ 1.26              1.0               578       $ 1.26
$2.27 -  $5.65              722         2.99              3.8               250         3.10
$5.66 -  $9.04              712         7.22              2.9               483         7.13
$9.05 - $11.30              258        10.02              2.5               199        10.04
--------------------------------------------------------------------------------------------
                          2,271                           2.7             1,510
============================================================================================

(d)  WARRANTS ISSUED FOR FINANCING:

As at November 30, 2002, the warrants issued for financing, which are outstanding and exercisable, include 625,237 warrants with Quest Diagnostics Incorporated ("Quest Diagnostics") (note 10) and 250,000 underwriters' warrants (note 3(b)).

                                                  2002      2001       2000
---------------------------------------------------------------------------
Balance, beginning of year                         625        30      2,780
Issued                                             250       625         --
Exercised                                           --        --     (2,607)
Expired or canceled                                 --       (30)      (143)
---------------------------------------------------------------------------
Outstanding, end of year                           875       625         30
---------------------------------------------------------------------------
Exercisable, end of year                           875       625         30
===========================================================================


28                 Vasogen Inc. 2002 Annual Report (A development stage company)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

            (Tabular figures in thousands, except per share amounts)
                 Years ended November 30, 2002, 2001, 2000, and
                period from December 1, 1987 to November 30, 2002

4.   LOSS PER SHARE:

The computations for basic and diluted loss per share are as follows:

                                                                            2002          2001         2000
-----------------------------------------------------------------------------------------------------------
Net loss                                                                $(19,507)     $(14,389)     $(9,961)
===========================================================================================================
Weighted average number of common shares outstanding:
  Basic and diluted                                                       49,231        44,913       40,941
===========================================================================================================
Loss per share:
  Basic and diluted                                                     $  (0.40)     $  (0.32)     $ (0.24)
===========================================================================================================

The options and warrants to purchase common shares were not included in the calculation of diluted earnings per share because the Company has a net loss and to do so would have been anti-dilutive.

5.   CONSOLIDATED STATEMENTS OF CASH FLOWS:

(a)  CHANGE IN NON-CASH WORKING CAPITAL:

                                                                                                    Period from
                                                             Years ended November 30,          December 1, 1987
                                                       ---------------------------------        to November 30,
                                                          2002          2001        2000                   2002
---------------------------------------------------------------------------------------------------------------
Clinical supplies                                      $  (813)      $(1,497)      $(219)               $(2,645)
Tax credits recoverable                                   (120)         (515)       (324)                (1,379)
Prepaid expenses                                          (237)         (113)        (92)                  (485)
Accounts payable and accrued liabilities                   (65)        1,999         401                  3,269
---------------------------------------------------------------------------------------------------------------
                                                       $(1,235)      $  (126)      $(234)               $(1,240)
===============================================================================================================

(b)  SUPPLEMENTAL DISCLOSURES:

                                                                                       Period from
                                                   Years ended November 30,       December 1, 1987
                                                 ---------------------------       to November 30,
                                                  2002       2001       2000                  2002
--------------------------------------------------------------------------------------------------
Non-cash financing activities:
  Shares issued for services                     $  --      $  --      $ 233                $2,449
  Debt conversion                                   --         --         --                  (650)
  Shares issued on debt conversion                  --         --         --                   650
  Shares issued for technology                      --         --         --                 2,799
--------------------------------------------------------------------------------------------------
                                                 $  --      $  --      $ 233                $5,248
==================================================================================================
Non-cash investing activities:
  Technology acquired for shares issued          $  --      $  --      $  --                $2,799
==================================================================================================


(c)  SUPPLEMENTAL CASH FLOW INFORMATION:

The interest received in 2002 was $1,351,000 (2001 - $2,046,000; 2000 -
$975,000; from December 1, 1987 to November 30, 2002 - $5,151,000). No interest or income taxes were paid in any of the periods presented.

6.   FAIR VALUES OF FINANCIAL INSTRUMENTS:

The carrying values of cash and cash equivalents and accounts payable and accrued liabilities approximate their fair values due to the relatively short periods to maturity of these instruments.



Vasogen Inc. 2002 Annual Report (A development stage company)                29

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

            (Tabular figures in thousands, except per share amounts)
                 Years ended November 30, 2002, 2001, 2000, and
                period from December 1, 1987 to November 30, 2002

7.   INCOME TAXES:

The tax effect of temporary differences that give rise to significant components of the Company's future tax assets and future tax liabilities at November 30, 2002, are presented below:


                                                    2002            2001
------------------------------------------------------------------------
Future tax assets:
  Non-capital losses                            $  6,354        $  4,161
  Deductible share issue costs                       921             699
  Excess of tax value of capital
    assets over book value                            98             122
  SR&ED expenditure pool,
    net of refundable tax credits                  6,145           5,480
------------------------------------------------------------------------
                                                  13,518          10,462
  Valuation allowance                            (13,316)        (10,462)
------------------------------------------------------------------------
                                                     202              --
------------------------------------------------------------------------
Future tax liabilities:
  Investment tax credits utilized                   (202)             --
------------------------------------------------------------------------
Net future tax asset                            $     --        $     --
========================================================================

The Company's subsidiary, Vasogen Ireland Limited, also has losses of approximately $63,554,007 included in the consolidated non-capital losses available indefinitely to reduce future taxable income, the benefit of which will be recognized in the accounts when realized.

Under the Income Tax Act of Canada, certain expenditures are classified as Scientific Research & Experimental Development ("SR&ED") expenditures and, for tax purposes, are grouped into a pool, which is 100% deductible in the year incurred. This SR&ED expenditure pool can also be carried forward indefinitely and deducted in full in any subsequent year.

The balance of the SR&ED expenditure pool at November 30, 2002, is approximately $16,461,000 (2001 - $12,553,000).

The Company also has $4,663,000 of investment tax credits ("ITCs") on SR&ED expenditures, which have not been recognized in the accounts. The eligibility of the Company for provincial research tax credits depends on the Company's compliance with the provincial tax legislation. The amount of tax credits ultimately received by the Company is dependent upon review by taxation authorities of the technical and financial aspects of the claims. The ITCs will expire as follows:

2009                                                   $  208
2010                                                      682
2011                                                    1,588
2012                                                    2,185
-------------------------------------------------------------
                                                       $4,663
=============================================================

8.   SEGMENT INFORMATION:

The Company operates in one business segment: the development of immune modulation therapies. The primary capital assets are located in Canada and the acquired technology is located in Ireland.

9.   ROYALTY COMMITMENTS:

The Company has granted royalties to arm's-length third parties on gross amounts receivable by the Company from future commercial sales of its products, aggregating 1.5% on all sales to a maximum royalty of $1.3 million per annum and an additional 2% with respect to revenue derived from certain applications of the Company's immune modulation therapy to a maximum royalty of $5.0 million per annum. To date, no royalties are due and/or payable.

10.  STRATEGIC ALLIANCE:

During the year ended November 30, 2001, the Company entered into a strategic alliance to jointly commercialize the Company's immune modulation therapy in the United States. Under the terms of the agreement, Quest Diagnostics Incorporated, a third party, has been granted the exclusive rights to commercialize and distribute the Company's immune modulation therapy in the United States. As clinical trials of the Company's immune modulation therapy advance in the areas of cardiovascular and other inflammatory diseases, Vasogen and Quest Diagnostics will work together to establish the distribution infrastructure to support market introduction of the approved therapies. The two companies will also share in product revenues. As part of the agreement, Quest Diagnostics made a US$7.5 million equity investment in Vasogen and received 1,406,783 shares. Quest Diagnostics also received 625,237 warrants at an exercise price of $12.73 and expiring in November 2006. In addition, Quest Diagnostics' continued exclusivity is subject to milestone payments, the timing of which is tied to the U.S. Food and Drug Administration ("FDA") approval process.



30                 Vasogen Inc. 2002 Annual Report (A development stage company)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

            (Tabular figures in thousands, except per share amounts)
                 Years ended November 30, 2002, 2001, 2000, and
                period from December 1, 1987 to November 30, 2002

11.  RESEARCH AND DEVELOPMENT PROJECTS:

The Company has undertaken the following significant research and development projects:

(a)  IMMUNE MODULATION THERAPY PLATFORM:

Vasogen is focused on the research, development, and commercialization of immune modulation therapies for the treatment of cardiovascular and other inflammatory diseases. Vasogen's lead clinical indications in chronic heart failure and peripheral arterial disease are currently in pivotal phase III development. The purpose of this project is to continue to advance the development of immune modulation therapy and the value of the associated intellectual property, to advance the delivery technology associated with immune modulation therapy, to identify potential new disease indications that could be targeted for clinical development and, when deemed appropriate, to conduct early stage clinical studies in these indications.

(b)  CARDIOVASCULAR DISEASE:

The Company is developing immune modulation therapy for the treatment of cardiovascular disease. The Company has completed preclinical and clinical studies targeted at various areas of cardiovascular disease. During 2002, Vasogen completed a multi-center phase II chronic heart failure trial that demonstrated a significant reduction in the risk of death and hospitalization. The Company's lead clinical programs, currently in pivotal phase III clinical trials in the United States and Canada, are applying immune modulation therapy to the treatment of chronic heart failure and peripheral arterial disease, two major cardiovascular diseases.

(c)  AUTOIMMUNE DISEASE:

The Company has completed preclinical and clinical studies targeted at various areas of autoimmune disease. During 2002,the Company completed a multi-center clinical trial in psoriasis. The trial achieved its objective of identifying an optimal treatment schedule for Vasogen's immune modulation therapy. Although psoriasis remains a potential candidate for future clinical development, the Company is currently focusing its resources on its cardiovascular applications.

The following table outlines research costs expensed for the Company's significant research and development projects:

                                                                                                   Period from
                                                              Years ended November 30,        December 1, 1987
                                                         -------------------------------       to November 30,
                                                            2002        2001        2000                  2002
--------------------------------------------------------------------------------------------------------------
Research costs expensed:
  Immune modulation therapy platform                     $ 4,688      $5,198      $3,919               $31,405
  Cardiovascular program                                   7,523       1,769       1,231                13,279
  Autoimmune program                                         464       2,241         958                 4,517
--------------------------------------------------------------------------------------------------------------
Total research costs expensed                            $12,675      $9,208      $6,108               $49,201
==============================================================================================================
Acquired technology:
  Immune modulation therapy platform                     $    --      $   --      $   --               $ 4,081
==============================================================================================================



Vasogen Inc. 2002 Annual Report (A development stage company)                 31

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

            (Tabular figures in thousands, except per share amounts)
                 Years ended November 30, 2002, 2001, 2000, and
                period from December 1, 1987 to November 30, 2002

12. DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES:

The Company's consolidated financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in Canada, which differ in certain respects from those applied in the United States. The following tables present the impact of material differences between Canadian GAAP and United States GAAP on the Company's consolidated financial statements.

(a)  CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT:

                                                                                                        Period from
                                                                Years ended November 30,           December 1, 1987
                                                         ------------------------------------       to November 30,
                                                             2002          2001          2000                  2002
-------------------------------------------------------------------------------------------------------------------
Loss per Canadian GAAP                                   $(19,507)     $(14,389)     $ (9,961)             $(79,657)
Technology costs (12(b)(i))                                    --            --            --                (4,081)
Technology amortization (12(b)(i))                            253           253           253                 2,815
Non-employee stock compensation (12(b)(ii))                  (559)         (891)         (595)               (2,966)
Warrants issued to acquire technology (12(b)(iii))             --            --            --                   (61)
-------------------------------------------------------------------------------------------------------------------
Loss per United States GAAP                              $(19,813)     $(15,027)     $(10,303)             $(83,950)
===================================================================================================================
Basic and diluted loss per share under
  United States GAAP                                     $  (0.40)     $  (0.33)     $  (0.25)
===================================================================================================================

(b)  CONSOLIDATED BALANCE SHEETS:


                                                                           2002                     2001
----------------------------------------------------------------------------------------------------------------
                                                                                 UNITED                   United
                                                                     CANADA      STATES      Canada       States
----------------------------------------------------------------------------------------------------------------
Acquired technology (i)                                            $  1,266    $     --    $  1,519     $     --
Share capital (ii) (iii)                                            126,673     129,700     103,034      105,502
Deficit, end of year (i) (ii) (iii)                                 (81,167)    (85,460)    (61,660)     (65,647)
Deficit accumulated during development stage (i) (ii) (iii)         (79,657)    (83,950)    (60,150)     (64,137)
================================================================================================================

(i) Canadian GAAP requires the capitalization and amortization of acquired technology costs. Under United States GAAP, such acquired technology costs are charged to expense when incurred if, at the acquisition date, the technological feasibility of this technology had not yet been established and no future alternative uses existed. Accordingly, for United States GAAP purposes, the costs would have been expensed at the date of acquisition and the amortization recorded under Canadian GAAP would be reversed.

(ii) Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards 123 ("SFAS No. 123"), "Accounting for Stock-based Compensation," requires the recording of compensation costs for stock options and warrants issued after December 15, 1995, to non-employees, such as members of the Scientific Advisory Board and other consultants and advisors, at fair value. The fair value of the non-employee stock options and warrants granted after December 15, 1995, has been estimated as the performance occurs and the options are earned using the Black-Scholes option pricing model based on the assumptions set out in note 12(e).



32                 Vasogen Inc. 2002 Annual Report (A development stage company)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

            (Tabular figures in thousands, except per share amounts)
                 Years ended November 30, 2002, 2001, 2000, and
                period from December 1, 1987 to November 30, 2002


       For purposes of measuring compensation cost under United States GAAP, the Company has elected to apply the provisions of Accounting Practice Bulletins ("APB") Opinion No. 25 and related interpretations, including FASB Interpretation No. 44, in accounting for stock options issued to employees as employment compensation. Under this method, no compensation expense is recorded for employee stock options having an exercise price that exceeds or equals the market value of the underlying shares at the grant date. For the Company, this results in accounting recognition consistent with the approach used under Canadian GAAP and, accordingly, no compensation expense has been recognized in fiscal 2002 or in prior years since inception.

(iii) In 1996, 100,000 warrants were issued as part of the technology acquisition consideration. United States GAAP requires these acquired technology costs to be recorded in an amount approximating the fair value of the warrants issued, estimated at their grant date using the Black-Scholes option pricing model, and expensed as research and development expenses.

(c)  CONSOLIDATED STATEMENTS OF CASH FLOWS:

Cash from operations under United States GAAP includes the adjustments to loss for the year outlined in note 12(b). Cash used in investing activities under United States GAAP excludes amounts representing acquired technology (note 12(b)(i)).

(d)  INCOME TAXES:

Under Canadian GAAP, investment tax credits and other research and development credits are deducted from research and development expense, for items of a current nature, and deducted from capital assets, for items of a capital nature. Under United States GAAP purposes, these tax credits would be reclassified as a reduction of income tax expense. Total research and development tax credits netted against research and development expenses on the consolidated statement of operations are set out in note 1(h).

(e)  STOCK-BASED COMPENSATION:

The fair value of the employee and non-employee stock-based compensation has been estimated at the date of grant using the Black-Scholes option pricing model under the following assumptions:

                                                                                         2002       2001       2000
-------------------------------------------------------------------------------------------------------------------
Dividend yield                                                                             --         --         --
Weighted average risk-free interest rate                                                4.26%      5.11%      6.13%
Volatility factor of the expected market price of the Company's common shares             81%        86%        90%
Weighted average expected life of the employment options                              4 YEARS    4 years    2 years
===================================================================================================================

The resulting weighted average, grant-date fair value of the employee and non-employee stock-based compensation issued in 2002 was $2.77 (2001 - $5.73; 2000 - $4.61).



Vasogen Inc. 2002 Annual Report (A development stage company)                 33

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

            (Tabular figures in thousands, except per share amounts)
                 Years ended November 30, 2002, 2001, 2000, and
                period from December 1, 1987 to November 30, 2002

While SFAS No. 123 does not require the recording of compensation cost for stock options issued to employees at fair value, it does require disclosure of pro forma net income and earnings per share information as if the Company had measured for employment options issued to employees under the fair value method and recognized that fair value over the vesting period. This information is as follows:

                                                             2002           2001           2000
-----------------------------------------------------------------------------------------------
Loss for the year - United States GAAP                   $(19,813)      $(15,027)      $(10,303)
Compensation cost - employees                              (1,027)        (1,271)          (769)
-----------------------------------------------------------------------------------------------
Pro forma loss for the year - United States GAAP         $(20,840)      $(16,298)      $(11,072)
===============================================================================================
Pro forma loss per share - United States GAAP            $  (0.42)      $  (0.36)      $  (0.27)
===============================================================================================

The effects of applying SFAS No. 123 to calculate compensation cost in 2002, 2001, and 2000 may not be representative of the effects on pro forma net income in future periods.

13.  RECENT ACCOUNTING PRONOUNCEMENTS:

In 2001, The Canadian Institute of Chartered Accountants ("CICA") issued Handbook Section 3062 and the United States Financial Accounting Standards Board ("FASB") issued SFAS 142, "Goodwill and Intangibles," both of which standards are effective for fiscal years beginning on or after January 1, 2002. On adopting Handbook Section 3062 and SFAS 142 for the quarter ending February 2003, the Company's current policy as described in note 1(f) is consistent with the new standard and will have no material impact on the Company's financial position or results of operations.

In 2001, the CICA issued Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments," effective for fiscal years beginning on or after January 1, 2002. In adopting this new standard for the quarter ending February 2003, the Company will (a) maintain its current policy described in note 1(g) of accounting for employee stock-based compensation using the settlement method, and (b) change its policy to record compensation costs for stock options issued on or after December 1, 2002, to non-employees at fair value on a basis consistent with United States GAAP described in note 12(b)(ii). In addition, the Company will be disclosing, in its interim and annual financial statements, the pro forma effect on operations as if the Company had measured employment options using the fair value method.

In June 2001, the U.S. Financial Accounting Standards Board issued SFAS 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"), which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Company does not expect the adoption of SFAS 143 to have a material impact on its financial position or results of operations.

In December 2002, the CICA issued Handbook Section 3063, "Impairment or Disposal of Long-lived Assets," and revised Section 3475, "Disposal of Long-lived Assets and Discontinued Operations," which is consistent with SFAS 144, "Accounting for the Impairment or Disposal of Long-lived Assets." Together, these two Sections supersede the write-down and disposal provisions of Section 3061, "Property, Plant and Equipment," as well as Section 3475, "Discontinued Operations." Handbook Section 3063 is applicable for years beginning on or after April 1, 2003; however, early application is permitted. The revised standards contained in Section 3475 on disposal of long-lived assets and discontinued operations are applicable to disposal activities initiated by the Company's commitment to a plan on or after May 1, 2003; however, early application is permitted. These new and revised standards are consistent with SFAS 144 for U.S. GAAP purposes, which is effective for years beginning on or after January 1, 2002. Amongst other provisions these standards will require the assessment of the underlying value of capital assets and acquired technology to be based on the discounted estimated future net cash flows and fair value of the asset.



34                 Vasogen Inc. 2002 Annual Report (A development stage company)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

            (Tabular figures in thousands, except per share amounts)
                 Years ended November 30, 2002, 2001, 2000, and
                period from December 1, 1987 to November 30, 2002


The Company does not expect the adoption of Handbook Sections 3063 and 3475 and SFAS 144 to have a material impact on its financial position or results of operations.

In July 2002, the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"), which is effective for exit or disposal activities that are initiated after December 31, 2002. SFAS 146 requires that a liability be recognized for exit or disposal costs only when the liability is incurred, as defined in the FASB's conceptual framework rather than when a company commits to an exit plan, and that the liability be initially measured at fair value. The Company does not expect the adoption of SFAS 146 to have a material impact on its financial position or results of operations.

In November 2002,the FASB issued Interpretation 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"), which requires certain disclosures to be made by a guarantor in its interim and annual financial statements for periods ending after December 15, 2002, about its obligations under guarantees. FIN 45 also requires the recognition of a liability by a guarantor at the inception of certain guarantees entered into or modified after December 31, 2002. FIN 45 requires the guarantor to recognize a liability for the non-contingent component of certain guarantees; that is, it requires the recognition of a liability for the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The Company does not expect the adoption of FIN 45 to have a material impact on its financial position or results of operations.

14.  COMPARATIVE FIGURES:

Certain comparative figures have been reclassified to conform with the financial statement presentation adopted in the current year.



Vasogen Inc. 2002 Annual Report (A development stage company)                 35