Form 40-F
period 2003-11-30
VASOGEN INC
filed 2004-04-16
CIK 1042018

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 40-F

     [_] Registration Statement pursuant to section 12 of the Securities
         Exchange Act of 1934

     [X] Annual report pursuant to section 13(a) or 15(d) of the Securities
         Exchange Act of 1934

For the fiscal year ended November 30, 2003      Commission File Number: 0-29350

                                  VASOGEN INC.
             (Exact name of Registrant as specified in its charter)

                                     CANADA
        (Province or other jurisdiction of incorporation or organization)

                                      3841
            (Primary Standard Industrial Classification Code Numbers)

                                 NOT APPLICABLE
             (I.R.S. Employer Identification Number (if applicable))

        2155 DUNWIN DRIVE, SUITE 10, MISSISSAUGA, ONTARIO, CANADA, L5L 4M1
                            TELEPHONE: (905) 569-2265
   (Address and telephone number of Registrant's principal executive offices)

         CT CORPORATION SYSTEM, 111 8TH AVENUE, NEW YORK, NEW YORK 10011
                                 (212) 590-9200
 (Name, address (including zip code) and telephone number (including area code)
                   of agent for service in the United States)

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:
                            TITLE OF EACH CLASS: None

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:

TITLE OF EACH CLASS:                  NAME OF EACH EXCHANGE ON WHICH REGISTERED:
Common Shares, no par value           Nasdaq National Market

SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(D) OF THE ACT: None

FOR ANNUAL REPORTS, INDICATE BY CHECK MARK THE INFORMATION FILED WITH THIS FORM:

     [X] Annual information form        [X] Audited annual financial statements

NUMBER OF OUTSTANDING SHARES OF EACH OF THE ISSUER'S CLASSES OF CAPITAL OR COMMON STOCK AS OF THE CLOSE OF THE PERIOD COVERED BY THE ANNUAL REPORT.
          62,022,306 Common Shares outstanding as of November 30, 2003

Indicate by check mark whether the Registrant is furnishing the information contained in this Form to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

                  Yes           [_]             No              [X]


Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.


                  Yes           [X]             No              [_]


This Annual Report on Form 40-F shall be incorporated by reference into, or as an exhibit to, as applicable, the registrant's Registration Statement on Form F-10 (File No. 333-109782) and the Registration Statement on Form F-10 (File No. 333-106958) under the Securities Act of 1933, as amended.

PRINCIPAL DOCUMENTS
-------------------

The following documents have been filed as part of this Annual Report on Form 40-F:


A.       ANNUAL INFORMATION FORM

Annual Information Form for Vasogen Inc. (the "Company" or "Vasogen") for 2003.

B.       AUDITED ANNUAL FINANCIAL STATEMENTS

The consolidated balance sheets of Vasogen as at November 30, 2003 and 2002, and the related consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended November 30, 2003 and for the period from December 1, 1987 to November 30, 2003, together with the auditors' report thereon. (Note 15 to the Consolidated Financial Statements discloses the material differences between Canadian and United States Generally Accepted Accounting Principles.)

C.       MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's Discussion and Analysis for the year ended November 30, 2003.

CONTROLS AND PROCEDURES
-----------------------

As of the end of the period covered by this annual report on Form 40-F, an evaluation of the effectiveness of the Company's "disclosure controls and procedures" (as such term is defined in Rules 13(a)-14(c) and 15(d)-14(c) of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act")) was carried out by the Company's Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"). Based on that evaluation, the CEO and CFO have concluded that as of such date the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in United States Securities and Exchange Commission rules and forms.

During the fiscal year ended November 30, 2003, there were no changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

AUDIT COMMITTEE
---------------

A.       IDENTIFICATION OF AUDIT COMMITTEE

The following persons comprise the Audit Committee: William R. Grant, Andre Berard and Benoit La Salle.

B.       AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors of the Company has determined that Benoit La Salle is an audit committee financial expert (as defined in paragraph 8(b) of General Instruction B to Form 40-F).

NOTICES PURSUANT TO REGULATION BTR
----------------------------------

None.

CODE OF ETHICS
--------------

The Company has adopted a code of ethics (as that term is defined in Form 40-F) that applies to its employees (including its principal executive officer, principal financial officer and controller). The code of ethics has been posted on the Company's website at www.vasogen.com. Since the adoption of the code of ethics, there have not been any amendments to the code of ethics or waivers, including implicit waivers, from any provision of the code of ethics.

PRINCIPAL ACCOUNTANT FEES AND SERVICES
--------------------------------------

The Company has paid KPMG LLP ("KPMG"), its external auditors, the following fees in each of the last two years:

AUDIT FEES

The following sets forth the aggregate fees paid for each of the two past fiscal years for professional fees to KPMG for the audit of the annual financial statements or for services normally provided by KPMG in connection with statutory and regulatory filings or engagements for those fiscal years.

         Fiscal year ended November 30, 2002    Cdn $54,000

         Fiscal year ended November 30, 2003    Cdn $48,000

AUDIT-RELATED FEES

The following sets forth additional aggregate fees to those reported under "Audit Fees" in each of the last two fiscal years for assurance and related services by KPMG that are reasonably related to the performance of the audit or review of the financial statements:

         Fiscal year ended November 30, 2002    Cdn $75,000

         Fiscal year ended November 30, 2003    Cdn $156,000

The services primarily related to financings.

TAX FEES

The following sets forth the aggregate fees billed in each of the last two fiscal years for professional services rendered by KPMG for tax compliance, tax advice and tax planning:

         Fiscal year ended November 30, 2002    Cdn $110,000

         Fiscal year ended November 30, 2003    Cdn $102,000

ALL OTHER FEES

The following sets forth the aggregate fees billed in each of the last two fiscal years for products and services provided by the principal accountant not described above:

         Fiscal year ended November 30, 2002    None.

         Fiscal year ended November 30, 2003    Cdn $34,000

The services provided include accounting and tax assistance regarding the Company's subsidiary, Vasogen Ireland Limited.

AUDIT COMMITTEE APPROVAL

The Company's audit committee pre-approves every engagement by Vasogen of KPMG to render audit or non-audit services. All of the services described above were approved by the audit committee.

Prior to the beginning of each fiscal period, the Company seeks audit committee approval for all services expected to be rendered by KPMG during the coming year. If during the course of the year, the Company requires a service to be performed that is not contemplated in the list of pre-approved services the Company seeks approval from the Chairman of the audit committee for KPMG to proceed with such service, which approval requires subsequent ratification at the next meeting of the audit committee.

OFF-BALANCE SHEET ARRANGEMENTS
------------------------------

The Company has no off-balance arrangements required to be disclosed in this annual report on Form 40-F.

CONTRACTUAL OBLIGATIONS
-----------------------

Contractual Obligations ($ millions)                        Payments Due by Period

                                        Total      Less than     1-3 years      4-5 years      After 5
                                                    1 year                                      years
Operating Lease Obligations             $0.6         $0.4          $0.2
                                     ---------------------------------------------------------------------
Total                                   $0.6         $0.4          $0.2
                                     =====================================================================

DISCLOSURE PURSUANT TO THE REQUIREMENTS OF THE NASDAQ NATIONAL MARKET ("Nasdaq")
--------------------------------------------------------------------------------

CURRENT EXEMPTIONS

Nasdaq granted the Company an exemption from Nasdaq's requirement that the quorum for shareholder meetings of the Company be at least 33-1/3 percent of the Company's outstanding common shares because such requirement is inconsistent with the Company's home country practice. The Company's by-laws currently provide that a quorum for shareholder meetings is the lesser of the number of shareholders or two persons present in person, each being a shareholder or representative duly authorized or a duly appointed proxy for a shareholder, which by-laws are in compliance with the CANADA BUSINESS CORPORATIONS ACT, the corporate legislation governing the Company. The Toronto Stock Exchange, the primary market in Canada for the Company's securities, does not mandate any quorum requirements for shareholder meetings. Furthermore, no law, rule or regulation of any public authority, which exercises jurisdiction over the Company has a quorum requirement similar to that mandated by Nasdaq and the Company's quorum requirement for shareholder meetings as set out in the Company's by-laws is permitted by all such rules.

                  UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

UNDERTAKING

Vasogen undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Company has previously filed a Form F-X in connection with the class of securities in relation to which the obligation to file this report arises.

Any change to the name or address of the agent for service of process of Vasogen shall be communicated promptly to the Commission by an amendment to the Form F-X referencing the file number of the relevant registration statement.


                                   SIGNATURES

Pursuant to the requirements of the Exchange Act, Vasogen certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

Dated this 16th day of April, 2004.

                                    VASOGEN INC.



                                    By: /s/ Christopher Waddick
                                        -------------------------------
                                        Name:   Christopher Waddick
                                        Title:  Executive Vice President
                                                and Chief Financial Officer

Documents filed as part of this report:


                                  EXHIBIT INDEX

EXHIBIT NO.       DESCRIPTION
-----------       -----------

     1.           Annual Information Form for the fiscal year ended November 30,
                  2003

     2. The consolidated balance sheets of Vasogen as at November 30, 2003 and 2002, and the related consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended November 30, 2003 and for the period from December 1, 1987 to November 30, 2003, together with the auditors' report thereon (filed as Exhibit 99.2 to Form 6-K of the Company on February 10, 2004 and incorporated by reference herein)

     3. Management's Discussion and Analysis for the fiscal year ended November 30, 2003 (filed as Exhibit 99.3 to Form 6-K of the Company on February 10, 2004 and incorporated by reference herein)

     23.1         Consent of KPMG LLP, independent chartered accountants

     31.1 Certification of President and Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

     31.2 Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

     32.1 Certification of President and Chief Executive Officer pursuant to Rule 13(a)-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)

     32.2 Certification of Chief Financial Officer pursuant to Rule 13(a)-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)