Form 40-F
period 2004-11-30
VASOGEN INC
filed 2005-01-20
CIK 1042018

United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 40-F

☐	Registration Statement pursuant to section 12 of the Securities Exchange Act of 1934

☑	Annual report pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended November 30, 2004	Commission File Number: 0-29350

VASOGEN INC.

(Exact name of Registrant as specified in its charter)

CANADA
(Province or other jurisdiction of incorporation or organization)

3841
(Primary Standard Industrial Classification Code Numbers)

Not Applicable
(I.R.S. Employer Identification Number (if applicable))

2505 Meadowvale Boulevard, Mississauga, Ontario L5N 5S2
Telephone: (905) 817-2000
(Address and telephone number of Registrant’s principal executive offices)

CT Corporation System, 111 8th Avenue, New York, New York 10011
(212) 590-9200
(Name, address (including zip code) and telephone number (including area code)
of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class: None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of Each Class:	Name of each exchange on which registered:
Common Shares, no par value	Nasdaq National Market

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

☑ Annual information form	☑ Audited annual financial statements

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

72,331,286 Common Shares outstanding as of November 30, 2004

Indicate by check mark whether the Registrant is furnishing the information contained in this Form to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

Yes ☐	No ☑

     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑	No ☐

Exhibits 1, 2 and 3 to the Annual Report on Form 40-F shall be incorporated by reference into, or as an exhibit to, as applicable, the registrant’s Registration Statement on Form F-10 (File No. 333-109782) under the Securities Act of 1933, as amended.

Principal Documents

The following documents have been filed as part of this Annual Report on Form 40-F:

A. Annual Information Form

Annual Information Form for Vasogen Inc. (the “Company” or “Vasogen”) for 2004.

B. Audited Annual Financial Statements

The consolidated balance sheets of Vasogen as at November 30, 2004 and 2003, and the related consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended November 30, 2004 and for the period from December 1, 1987 to November 30, 2004, together with the auditors’ report thereon dated January 7, 2005 and the Comments by Auditors for United States Readers on Canada-United States Reporting Difference dated January 7, 2005. (Note 15 to the Consolidated Financial Statements discloses the material differences between Canadian and United States Generally Accepted Accounting Principles).

C. Management’s Discussion and Analysis

Management’s Discussion and Analysis for the year ended November 30, 2004.

Controls and Procedures

As of the end of the period covered by this annual report on Form 40-F, an evaluation of the effectiveness of the Company’s “disclosure controls and procedures” (as such term is defined in Rules 13(a)-14(c) and 15(d)-14(c) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by the Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”). Based on that evaluation, the CEO and CFO have concluded that as of such date the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in United States Securities and Exchange Commission rules and forms.

During the fiscal year ended November 30, 2004, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Audit Committee

A. Identification of Audit Committee

The following persons comprise the Audit Committee: William R. Grant, André Bérard and Benoit La Salle.

B. Audit Committee Financial Expert

Please see paragraph 5 under the “Audit Committee” section heading of the Company’s Annual Information Form, which is incorporated herein by reference.

C. Independence of Audit Committee Members

The Board of Directors has determined that all members of the audit committee are independent, as that term is defined in the listing standards of Nasdaq.

Notices Pursuant to Regulation BTR

None.

Code of Ethics

Please see the section titled “Codes of Conduct” in the Company’s Annual Information Form, which is incorporated herein by reference.

Principal Accountant Fees and Services

Please see the section titled “Interests of Experts” in the Company’s Annual Information Form, incorporated herein by reference.

Audit Committee Approval

The Company’s audit committee pre-approves every engagement by Vasogen of KPMG to render audit or non-audit services. All of the services described above were approved by the audit committee.

For further information regarding procedures and policies for the pre-approval of non-audit services please see paragraphs 6 and 7 under the “Audit Committee” section heading of the Company’s Annual Information Form, incorporated herein by reference.

Off-balance Sheet Arrangements

The Company has no off-balance arrangements required to be disclosed in this annual report on Form 40-F.

Contractual Obligations

Contractual Obligations (CDN$millions)	Payments Due by Period

		Less than			More than
	Total	1 year	1-3 years	4-5 years	5 years

Operating Lease Obligations	$3.5	$0.7	$1.4	$1.3	$0.1

Total	$3.5	$0.7	$1.4	$1.3	$0.1

Certain Material United States Federal Income Tax Consequences to United States Shareholders

The following summary is based on the advice of Paul, Weiss, Rifkind, Wharton & Garrison LLP and describes certain United States federal income tax consequences of the ownership and disposition of our common shares that are generally applicable to a United States person that holds our common shares as capital assets (a “US Holder”) within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). The following discussion does not purport to be a complete analysis of all of the potential United States federal income tax considerations that may be relevant to particular holders of our common shares in light of their particular circumstances nor does it deal with persons that are subject to special tax rules, such as brokers, dealers in securities or currencies, financial institutions, insurance companies, tax-exempt organizations, persons liable for alternative minimum tax, persons holding our common shares as part of a straddle, hedge or conversion transaction or as part of a synthetic security or other integrated transaction, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, holders whose “functional currency” is not the United States dollar, and holders who are not US Holders. In addition, the discussion below does not address the tax consequences of the law of any state, locality or foreign jurisdiction or United States federal tax consequences (e.g.,estate or gift tax) other than those pertaining to the income tax. There can be no assurance that the United States Internal Revenue Service (the “IRS”) will take a similar view as to any of the tax consequences described in this summary.

The following is based on currently existing provisions of the Code, existing and proposed Treasury regulations under the Code and current administrative rulings and court decisions. Everything listed in the previous sentence may change, possibly on a retroactive basis, and any change could affect the continuing validity of this discussion.

Each US Holder and each holder of common shares that is not a US holder should consult its tax adviser regarding the United States federal income tax consequences of holding our common shares applicable to such holder in light of its particular situation, as well as any tax consequences that may arise under the laws of any other relevant foreign, state, local, or other taxing jurisdiction.

As used in this section, the term “United States person” means a beneficial owner of our common shares that is:

(i) a citizen or an individual resident of the United States;

(ii) a corporation (or an entity taxable as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States or any political subdivision of the United States;

(iii) an estate the income of which is subject to United States federal income taxation regardless of its source; or

(iv) a trust which (A) is subject to the supervision of a court within the United States and the control of a United States person as described in Section 7701(a)(30) of the Code; or (B) was in existence on August 20, 1996 and has properly elected under applicable Treasury Regulations to continue to be treated as a United States person.

If a partnership holds our common shares, the United States federal income tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. A United States person that is a partner of the partnership holding our common shares should consult its own tax adviser.

Passive Foreign Investment Company

Special, generally unfavorable rules apply to the ownership and disposition of the stock of a passive foreign investment company (“PFIC”). As discussed below, however, it may well be possible to mitigate these consequences by making a so-called qualified electing fund (“QEF”) election.

For United States federal income tax purposes, a foreign corporation is classified as a PFIC for each taxable year in which either:

• at least 75% of its gross income is “passive” income (referred to as the “income test”); or

• at least 50% of the average value of its assets is attributable to assets that produce passive income or are held for the production of passive income (referred to as the “asset test”).

For purposes of the income test and the asset test, if a foreign corporation owns directly or indirectly at least 25% (by value) of the stock of another corporation, that foreign corporation will be treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of that other corporation. Also, for purposes of the income test and the asset test, passive income does not include any income that is interest, a dividend or a rent or royalty, which is received or accrued from a related person to the extent that amount is properly allocable to the income of the related person that is not passive income.

We were a PFIC in the 2004 taxable year and we believe there is a significant likelihood that we will be classified as a PFIC in the 2005 taxable year and possibly in subsequent years. In any event, PFIC status is fundamentally factual in nature, generally cannot be determined until the close of the taxable year in question and is determined annually.

Under applicable attribution rules, if Vasogen Inc. is a PFIC, US Holders of common shares will be treated as holding for certain purposes of the PFIC rules stock of Vasogen Inc.’s subsidiaries (including Vasogen Ireland Limited) that are PFICs. In such case, certain dispositions of, and distributions on, stock of such subsidiaries may have consequences under the PFIC rules directly to US Holders.

In the absence of any election, a US Holder of a PFIC will be taxed under the generally unfavorable rules described below, including loss of favorable capital gains rates and the imposition of an interest charge, that apply if the holder recognizes gain on the sale or other disposition of the PFIC stock or receives certain distributions with respect to the stock (see “—The “No Election” Alternative—Taxation of Excess Distributions”). US Holders may avoid most of these consequences by making a QEF Election with respect to Vasogen, which will have the consequences described in “—The QEF Election Alternative.” A US Holder may also consider making an election to mark the common shares to market (a “Mark to Market Election”).

US HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE POSSIBLE APPLICABILITY OF THE PFIC RULES AND THE AVAILABILITY OF MAKING A QEF ELECTION TO AVOID ADVERSE US TAX CONSEQUENCES.

1. The QEF Election Alternative

A US Holder who elects (an “Electing US Holder”) in a timely manner to treat Vasogen Inc. as a QEF (a “QEF Election”) would include in gross income (and be subject to current US federal income tax on) the US dollar value of both its prorata share of Vasogen Inc.’s ordinary earnings, as ordinary income, and its prorata share of Vasogen Inc.’s net capital gains, as long-term capital gain, during any taxable years of the US Holder in which we are classified as a PFIC, regardless of whether such amounts are actually distributed. An Electing US Holder may further elect, in any given taxable year, to defer payment of the taxes owing as a result of including our ordinary earnings and net capital gains currently in income, subject to certain limitations. However, if deferred, the taxes will be subject to an interest charge, which will be non-deductible to USHolders that are not corporations. Distributions paid out of earnings and profits that previously were taxed to the Electing US Holder shall not be subject to tax again upon distribution.

We believe that we will not have any earnings and profits (as computed for US federal income tax purposes) for the current taxable year and little, if any, earnings and profits for any future taxable year in which our company is a PFIC. In that event, a QEF Election with respect to our common shares would subject a US Holder to correspondingly little, if any, current taxation. However, there can be no assurance as to these matters.

Similarly, if Vasogen Ireland Limited were classified as a PFIC, a US Holder that makes a timely QEF Election with respect to Vasogen Ireland Limited would be subject to the QEF rules as described above with respect to the holder’s prorata share of the ordinary earnings and net capital gains of Vasogen Ireland Limited. Earnings of Vasogen Inc. (or Vasogen Ireland Limited) attributable to distributions from Vasogen Ireland Limited that had previously been included in the income of an Electing US Holder under the QEF rules would generally not be taxed to the Electing US Holder again.

Upon the sale or other disposition of common shares, an Electing US Holder who makes a QEF Election for the first taxable year in which he owns common shares will recognize capital gain or loss for US federal income tax purposes in an amount equal to the difference between the net amount realized on the disposition and the USHolder’s adjusted tax basis in the common shares. Such gain or loss will be capital gain or loss, which will be long-term capital gain or loss if the US Holder’s holding period in the common shares is more than one year and otherwise will be short-term capital gain or loss. The deductibility of capital losses is subject to certain limitations. If the US Holder is a United States resident (as defined in section 865 of the Code), gains realized upon disposition of a common share by such US Holder generally will be US source income, and disposition losses generally will be allocated to reduce US source income.

A QEF Election must be made in a timely manner as specified in applicable Treasury regulations. Generally, the QEF Election must be made in a timely filed federal income tax return of a US Holder for the first taxable year of the foreign corporation during which the corporation was at any time a PFIC. Although a QEF Election may be made after the PFIC’s first taxable year that was included in the Electing US Holder’s holding period, the Electing US Holder would continue to be subject to the excess distribution rules described below (see “—The “No Election” Alternative—Taxation of Excess Distributions”) unless the holder makes a Mark to Market Election, which would result in a deemed disposition of the PFIC stock to which the excess distribution rules may apply.

The QEF Election is made on a shareholder-by-shareholder basis and can be revoked only with the consent of the IRS. A shareholder makes a QEF Election by attaching a completed IRS Form 8621, including a PFIC annual information statement, to a timely filed United States federal income tax return. Even if a QEF Election is not made, a shareholder in a PFIC who is a US person must file a completed IRS Form 8621 every year.

We intend to make available to US Holders timely and accurate information as to our status as a PFIC and intend to comply with all applicable record-keeping, reporting and other requirements so that each US Holder may elect to treat our company as a QEF.

2. The “No Election” Alternative—Taxation of Excess Distributions

If we are classified as a PFIC for any year during which a US Holder has held common shares and that holder has not made a QEF Election or a Mark to Market Election, special rules may subject that holder to increased tax liability, including loss of favorable capital gains rates and the imposition of an interest charge, upon the sale or other disposition of the common shares or upon the receipt of any excess distribution (as defined below). Under these rules:

• the gain or excess distribution will be allocated ratably over the US Holder’s holding period;

• the amount allocated to the current taxable year and any year prior to the first year in which we are a PFIC will be taxed as ordinary income in the current year;

• the amount allocated to each of the other taxable years will be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year; and

• an interest charge for the deemed deferral benefit will be imposed with respect to the resulting tax attributable to each of the other taxable years.

These rules will continue to apply to the holder even after we cease to meet the definition of a PFIC, unless the holder elects to be treated as having sold our common shares on the last day of the last taxable year in which we qualified as a PFIC.

An “excess distribution,” in general, is any distribution on common shares received in a taxable year by a US Holder that is greater than 125% of the average annual distributions received by that holder in the three preceding taxable years or, if shorter, that holder’s holding period for common shares.

Any portion of a distribution paid to a US Holder that does not constitute an excess distribution will be treated as ordinary dividend income to the extent of our current and accumulated earnings and profits (as computed for US federal income tax purposes). Such dividends generally will not qualify for the dividends-received deduction otherwise available to US corporations. Any amounts treated as dividends paid by a PFIC do not constitute “qualified dividend income” within the meaning of Section 1(h)(11) of the Code, and will therefore be ineligible for taxation at the maximum rate of 15% applicable to individuals who receive such income. Any such amounts in excess of our current and accumulated earnings and profits will be applied against the Electing US Holder’s tax basis in the common shares and, to the extent in excess of such tax basis, will be treated as gain from a sale or exchange of such common shares. It is possible that any such gain might be treated as an excess distribution.

3. Mark to Market Election Alternative

Assuming that our common shares are treated as marketable stock, a US Holder that does not make a QEF Election may avoid the application of the excess distribution rules, at least in part, by electing to mark the common shares to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of its common shares and the holder’s adjusted tax basis in the common shares. Any mark to market loss is treated as an ordinary deduction, but only to the extent of the ordinary income that the holder has included pursuant to the election in prior tax years. The electing US Holder’s basis in its common shares would be adjusted to reflect any of these income or loss amounts. Any gain on a disposition of our common shares by an electing US Holder would be treated as ordinary income. Any loss on such a disposition would be treated as an ordinary deduction, but only to the extent of the ordinary income that the holder has included pursuant to the election in prior tax years. For purposes of making this election, stock of a foreign corporation is “marketable” if it is regularly traded on certain qualified exchanges. The common shares should be treated as “marketable stock” for purposes of making this election.

With respect to its direct ownership of common shares, a US Holder that receives a distribution with respect to its common shares will avoid the unfavorable consequences applicable to excess distributions described above if the holder has made a timely Mark to Market Election in the first year of its holding period during which we are treated as a PFIC. Such distribution would instead be taxed under the rules described in the final paragraph of the above section (“—The “No Election” Alternative—Taxation of Excess Distributions”). If a US Holder has held common shares for one or more taxable years during which we are treated as a PFIC and does not make a timely Mark to Market Election with respect to the common shares held during the first of those years, a coordination rule applies to ensure that a later Mark to Market Election does not cause the holder to avoid the interest charge on excess distributions with respect to amounts attributable to periods before the election.

An election to mark to market applies to the year for which the election is made and the following years unless the PFIC stock ceases to be marketable or the IRS consents to the revocation of the election. In addition, a US Holder that has made a Mark to Market Election does not include mark to market gains, or deduct mark to market losses, for years when the corporation ceases to be treated as a PFIC. If a timely QEF Election were made by a US Holder, the mark to market rules would not apply.

The mark to market rules do not appear to prevent the application of the excess distribution rules in respect of stock of Vasogen Ireland Limited in the event that Vasogen Ireland Limited were a considered PFIC. Accordingly, if Vasogen Inc. and Vasogen Ireland Limited were both considered PFICs, and a US Holder made a Mark to Market Election with respect to its common shares, the US Holder may remain subject to the excess distribution rules described above with respect to its indirectly owned Vasogen Ireland Limited stock.

Foreign Tax Credits

Regardless of which of the above alternatives applies to a US Holder, any tax withheld by Canadian taxing authorities with respect to distributions on our common shares may, subject to a number of complex limitations, be claimed as a foreign tax credit against a US Holder’s United States federal income tax liability or may be claimed as a deduction for United States federal income tax purposes. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends we distribute with respect to our common shares will be “passive income” or, in the case of certain US Holders, “financial services income.” Because of the complexity of those limitations, each US Holder should consult its own tax adviser with respect to the amount of foreign taxes that may be claimed as a credit.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to certain payments of dividends on the common shares and to certain payments of proceeds from the sale or exchange of common shares made to US Holders other than certain exempt recipients (such as corporations). A US Holder that is not an exempt recipient will generally be subject to backup withholding with respect to such payments (currently at a rate of 28%, which rate will be replaced by a 31% rate beginning in 2011) unless the US Holder provides an accurate taxpayer identification number and otherwise complies with applicable requirements of the backup withholding rules.

Any amounts withheld under the backup withholding rules will be allowed as a credit against the US Holder’s United States federal income tax liability or refundable to the extent that it exceeds such liability. A US Holder who does not provide a correct taxpayer identification number may be subject to penalties imposed by the IRS.

Disclosure Pursuant to the Requirements of the Nasdaq National Market (“Nasdaq”)

Current Exemptions

Nasdaq granted the Company an exemption from Nasdaq’s requirement that the quorum for shareholder meetings of the Company be at least 33-1/3 percent of the Company’s outstanding common shares because such requirement is inconsistent with the Company’s home country practice. The Company’s by-laws currently provide that a quorum for shareholder meetings is the lesser of the number of shareholders or two persons present in person, each being a shareholder or representative duly authorized or a duly appointed proxy for a shareholder, which by-laws are in compliance with the Canada Business Corporations Act, the corporate legislation governing the Company. The Toronto Stock Exchange, the primary market in Canada for the Company’s securities, does not mandate any quorum requirements for shareholder meetings. Furthermore, no law, rule or regulation of any public authority, which exercises jurisdiction over the Company has a quorum requirement similar to that mandated by Nasdaq and the Company’s quorum requirement for shareholder meetings as set out in the Company’s by-laws is permitted by all such rules.

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

Dated this 19th day of January, 2005.

VASOGEN INC.
By:	/s/ Christopher Waddick
Name: Christopher Waddick
Title: Executive Vice President and Chief
Financial Officer

Documents filed as part of this report:

EXHIBIT INDEX

Exhibit No.	Description

1.	Annual Information Form for the fiscal year ended November 30, 2004

2.	The consolidated balance sheets of Vasogen as at November 30, 2004 and 2003, and the related consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended November 30, 2004 and for the period from December 1, 1987 to November 30, 2004, together with the auditors’ report thereon dated January 7, 2005 and the Comments by Auditors for United States Readers on Canada-United States Reporting Difference dated January 7, 2005 (incorporated by reference to Exhibit 99.1 to Vasogen Inc.’s Form 6-K, filed on January 19, 2005 (File No. 000-29350))

3.	Management’s Discussion and Analysis for the fiscal year ended November 30, 2004 (incorporated by reference to Exhibit 99.2 to Vasogen Inc.’s Form 6-K, filed on January 19, 2005 (File No. 000-29350)).

23.1	Consent of KPMG LLP, independent chartered accountants

31.1	Certification of President and Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

32.1	Certification of President and Chief Executive Officer pursuant to Rule 13(a)-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)

32.2	Certification of Chief Financial Officer pursuant to Rule 13(a)-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)