Form 40-F
VASOGEN INC
filed 2006-02-21
CIK 1042018

United States
                       Securities and Exchange Commission

                             Washington, D.C. 20549

                                   FORM 40-F

      [ ] Registration Statement pursuant to section 12 of the Securities Exchange Act of 1934


      [X] Annual report pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended November 30, 2005     Commission File Number: 0-29350

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

             2505 Meadowvale Boulevard, Mississauga, Ontario L5N 5S2
                            Telephone: (905) 817-2000
   (Address and telephone number of Registrant's principal executive offices)

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

   Number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.
          82,255,374 Common Shares outstanding as of November 30, 2005

Indicate by check mark whether the Registrant is furnishing the information contained in this Form to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

                Yes [ ]                  No [X]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

                Yes [X]                  No [ ]

Exhibits 1, 2 and 3 to the Annual Report on Form 40-F shall be incorporated by reference into, or as an exhibit to, as applicable, the registrant's Registration Statement on Form F-10 (File No. 333-130578) under the Securities Act of 1933, as amended.

Principal Documents
-------------------

The following documents have been filed as part of this Annual Report on Form 40-F:

A.    Annual Information Form

Annual Information Form for Vasogen Inc. (the "Company" or "Vasogen") for 2005.

B.    Audited Annual Financial Statements

The consolidated balance sheets of Vasogen as at November 30, 2005 and 2004, and the related consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended November 30, 2005 and for the period from December 1, 1987 to November 30, 2005, together with the auditors' report thereon dated February 13, 2006, and the Comments by Auditors for United States Readers on Canada-United States Reporting Difference dated February 13, 2006. (Note 18 to the Consolidated Financial Statements discloses the material differences between Canadian and United States Generally Accepted Accounting Principles).

C.    Management's Discussion and Analysis

Management's Discussion and Analysis for the year ended November 30, 2005.

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

During the fiscal year ended November 30, 2005, there were no changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Audit Committee
---------------

A.    Identification of Audit Committee

The following persons comprise the Audit Committee: William R. Grant, Andre Berard, Benoit La Salle, and Ronald Cresswell.

B.    Audit Committee Financial Expert

Please see paragraph 6 under the "Audit Committee" section heading of the Company's Annual Information Form, which is incorporated herein by reference.

C.    Independence of Audit Committee Members

The Board of Directors has determined that all members of the Audit Committee are independent, as that term is defined in the listing standards of Nasdaq.

Notices Pursuant to Regulation BTR
----------------------------------

None.

Code of Ethics
--------------

Please see the section titled "Codes of Conduct" in the Company's Annual Information Form, which is incorporated herein by reference.

Principal Accountant Fees and Services
--------------------------------------

Please see the section titled "Interests of Experts" in the Company's Annual Information Form, incorporated herein by reference.

Audit Committee Approval

The Company's audit committee pre-approves every engagement by Vasogen of KPMG LLP to render audit or non-audit services. All of the services described above were approved by the Audit Committee.

For further information regarding procedures and policies for the pre-approval of non-audit services please see paragraph 7 under the "Audit Committee" section heading of the Company's Annual Information Form, incorporated herein by reference.

Off-balance Sheet Arrangements
------------------------------

The Company has no off-balance arrangements required to be disclosed in this annual report on Form 40-F.

Contractual Obligations
-----------------------

Please see the "Off-Balance Sheet Arrangements and Contractual Obligations" section of the Company's Management's Discussion and Analysis, incorporated herein by reference.

Certain  Material United States Federal Income Tax Consequences to United States
--------------------------------------------------------------------------------
Shareholders
------------

The following summary is based on the advice of Paul, Weiss, Rifkind, Wharton & Garrison LLP and describes certain United States federal income tax consequences of the ownership and disposition of our common shares that are generally applicable to a United States person that holds our common shares as capital assets (a "US Holder") within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"). The following discussion does not purport to be a complete analysis of all of the potential United States federal income tax considerations that may be relevant to particular holders of our common shares in light of their particular circumstances nor does it deal with persons that are subject to special tax rules, such as brokers, dealers in securities or currencies, financial institutions, insurance companies, tax-exempt organizations, persons liable for alternative minimum tax, persons holding our common shares as part of a straddle, hedge or conversion transaction or as part of a synthetic security or other integrated transaction, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, holders whose "functional currency" is not the United States dollar, and holders who are not US Holders. In addition, the discussion below does not address the tax consequences of the law of any state, locality or foreign jurisdiction or United States federal tax consequences (e.g., estate or gift tax) other than those pertaining to the income tax. There can be no assurance that the United States Internal Revenue Service (the "IRS") will take a similar view as to any of the tax consequences described in this summary.

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

As used in this section, the term "United States person" means a beneficial owner of our common shares that is:

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

Passive Foreign Investment Company

Special, generally unfavorable rules apply to the ownership and disposition of the stock of a passive foreign investment company ("PFIC"). As discussed below, however, it may well be possible to mitigate these consequences by making a so-called qualified electing fund ("QEF") election.

For United States federal income tax purposes, a foreign corporation is classified as a PFIC for each taxable year in which either:

o at least 75% of its gross income is "passive" income (referred to as the "income test"); or

o at least 50% of the average value of its assets is attributable to assets that produce passive income or are held for the production of passive income (referred to as the "asset test").

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

We were a PFIC in the 2005 taxable year and we believe there is a significant likelihood that we will be classified as a PFIC in the 2006 taxable year and possibly in subsequent years. In any event, PFIC status is fundamentally factual in nature, generally cannot be determined until the close of the taxable year in question and is determined annually.

Under applicable attribution rules, if Vasogen. is a PFIC, US Holders of common shares will be treated as holding for certain purposes of the PFIC rules stock of Vasogen's subsidiaries (including Vasogen Ireland Limited) that are PFICs. In such case, certain dispositions of, and distributions on, stock of such subsidiaries may have consequences under the PFIC rules directly to US Holders.

In the absence of any election, a US Holder of a PFIC will be taxed under the generally unfavorable rules described below, including loss of favorable capital gains rates and the imposition of an interest charge, that apply if the holder recognizes gain on the sale or other disposition of the PFIC stock or receives certain distributions with respect to the stock (see "--The "No Election" Alternative--Taxation of Excess Distributions"). US Holders may avoid most of these consequences by making a QEF Election with respect to Vasogen, which will have the consequences described in "--The QEF Election Alternative." A US Holder may also consider making an election to mark the common shares to market (a "Mark to Market Election").

US HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE POSSIBLE APPLICABILITY OF THE PFIC RULES AND THE AVAILABILITY OF MAKING A QEF ELECTION TO AVOID ADVERSE US TAX CONSEQUENCES.

1. The QEF Election Alternative
   ----------------------------

A US Holder who elects (an  "Electing  US Holder")  in a timely  manner to treat
Vasogen as a QEF (a "QEF Election") would include in gross income (and be subject to current US federal income tax on) the US dollar value of both its prorata share of Vasogen's ordinary earnings, as ordinary income, and its prorata share of Vasogen 's net capital gains, as long-term capital gain, during any taxable years of the US Holder in which we are classified as a PFIC, regardless of whether such amounts are actually distributed. An Electing US Holder may further elect, in any given taxable year, to defer payment of the taxes owing as a result of including our ordinary earnings and net capital gains currently in income, subject to certain limitations. However, if deferred, the taxes will be subject to an interest charge, which will be non-deductible to US Holders that are not corporations. Distributions paid out of earnings and profits that previously were taxed to the Electing US Holder shall not be subject to tax again upon distribution.

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

Similarly, if Vasogen Ireland Limited were classified as a PFIC, a US Holder that makes a timely QEF Election with respect to Vasogen Ireland Limited would be subject to the QEF rules as described above with respect to the holder's prorata share of the ordinary earnings and net capital gains of Vasogen Ireland Limited. Earnings of Vasogen (or Vasogen Ireland Limited) attributable to distributions from Vasogen Ireland Limited that had previously been included in the income of an Electing US Holder under the QEF rules would generally not be taxed to the Electing US Holder again.

Upon the sale or other disposition of common shares, an Electing US Holder who makes a QEF Election for the first taxable year in which he owns common shares will recognize capital gain or loss for US federal income tax purposes in an amount equal to the difference between the net amount realized on the disposition and the US Holder's adjusted tax basis in the common shares. Such gain or loss will be capital gain or loss, which will be long-term capital gain or loss if the US Holder's holding period in the common shares is more than one year and otherwise will be short-term capital gain or loss. The deductibility of capital losses is subject to certain limitations. If the US Holder is a United States resident (as defined in section 865 of the Code), gains realized upon disposition of a common share by such US Holder generally will be US source income, and disposition losses generally will be allocated to reduce US source income.

A QEF Election must be made in a timely manner as specified in applicable Treasury regulations. Generally, the QEF Election must be made in a timely filed federal income tax return of a US Holder for the first taxable year of the foreign corporation during which the corporation was at any time a PFIC. Although a QEF Election may be made after the PFIC's first taxable year that was included in the Electing US Holder's holding period, the Electing US Holder would continue to be subject to the excess distribution rules described below (see "--The "No Election" Alternative--Taxation of Excess Distributions") unless the holder makes a Mark to Market Election, which would result in a deemed disposition of the PFIC stock to which the excess distribution rules may apply.

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

We intend to make available to US Holders timely and accurate information as to our status as a PFIC and intend to comply with all applicable record keeping, reporting and other requirements so that each US Holder may elect to treat our company as a QEF.

2. The "No Election" Alternative--Taxation of Excess Distributions
   ---------------------------------------------------------------

If we are classified as a PFIC for any year during which a US Holder has held common shares and that holder has not made a QEF Election or a Mark to Market Election, special rules may subject that holder to increased tax liability, including loss of favorable capital gains rates and the imposition of an interest charge, upon the sale or other disposition of the common shares or upon the receipt of any excess distribution (as defined below). Under these rules:

o the gain or excess distribution will be allocated ratably over the US Holder's holding period;

o the amount allocated to the current taxable year and any year prior to the first year in which we are a PFIC will be taxed as ordinary income in the current year;

o the amount allocated to each of the other taxable years will be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year; and

o an interest charge for the deemed deferral benefit will be imposed with respect to the resulting tax attributable to each of the other taxable years.

These rules will continue to apply to the holder even after we cease to meet the definition of a PFIC, unless the holder elects to be treated as having sold our common shares on the last day of the last taxable year in which we qualified as a PFIC.

An "excess distribution," in general, is any distribution on common shares received in a taxable year by a US Holder that is greater than 125% of the average annual distributions received by that holder in the three preceding taxable years or, if shorter, that holder's holding period for common shares.

Any portion of a distribution paid to a US Holder that does not constitute an excess distribution will be treated as ordinary dividend income to the extent of our current and accumulated earnings and profits (as computed for US federal income tax purposes). Such dividends generally will not qualify for the dividends-received deduction otherwise available to US corporations. Any amounts treated as dividends paid by a PFIC do not constitute "qualified dividend income" within the meaning of Section 1(h)(11) of the Code, and will therefore be ineligible for taxation at the maximum rate of 15% applicable to individuals who receive such income. Any such amounts in excess of our current and accumulated earnings and profits will be applied against the Electing US Holder's tax basis in the common shares and, to the extent in excess of such tax basis, will be treated as gain from a sale or exchange of such common shares. It is possible that any such gain might be treated as an excess distribution.

3. Mark to Market Election Alternative
   -----------------------------------

Assuming that our common shares are treated as marketable stock, a US Holder that does not make a QEF Election may avoid the application of the excess distribution rules, at least in part, by electing to mark the common shares to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of its common shares and the holder's adjusted tax basis in the common shares. Any mark to market loss is treated as an ordinary deduction, but only to the extent of the ordinary income that the holder has included pursuant to the election in prior tax years. The electing US Holder's basis in its common shares would be adjusted to reflect any of these income or loss amounts. Any gain on a disposition of our common shares by an electing US Holder would be treated as ordinary income. Any loss on such a disposition would be treated as an ordinary deduction, but only to the extent of the ordinary income that the holder has included pursuant to the election in prior tax years. For purposes of making this election, stock of a foreign corporation is "marketable" if it is regularly traded on certain qualified exchanges. The common shares should be treated as "marketable stock" for purposes of making this election.

With respect to its direct ownership of common shares, a US Holder that receives a distribution with respect to its common shares will avoid the unfavorable consequences applicable to excess distributions described above if the holder has made a timely Mark to Market Election in the first year of its holding period during which we are treated as a PFIC. Such distribution would instead be taxed under the rules described in the final paragraph of the above section
("--The "No Election" Alternative--Taxation of Excess Distributions"). If a US Holder has held common shares for one or more taxable years during which we are treated as a PFIC and does not make a timely Mark to Market Election with respect to the common shares held during the first of those years, a coordination rule applies to ensure that a later Mark to Market Election does not cause the holder to avoid the interest charge on excess distributions with respect to amounts attributable to periods before the election.

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

The mark to market rules do not appear to prevent the application of the excess distribution rules in respect of stock of Vasogen Ireland Limited in the event that Vasogen Ireland Limited were a considered PFIC. Accordingly, if Vasogen and Vasogen Ireland Limited were both considered PFICs, and a US Holder made a Mark to Market Election with respect to its common shares, the US Holder may remain subject to the excess distribution rules described above with respect to its indirectly owned Vasogen Ireland Limited stock.

Foreign Tax Credits

Regardless of which of the above alternatives applies to a US Holder, any tax withheld by Canadian taxing authorities with respect to distributions on our common shares may, subject to a number of complex limitations, be claimed as a foreign tax credit against a US Holder's United States federal income tax liability or may be claimed as a deduction for United States federal income tax purposes. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends we distribute with respect to our common shares will be "passive income" or, in the case of certain US Holders, "financial services income." Because of the complexity of those limitations, each US Holder should consult its own tax adviser with respect to the amount of foreign taxes that may be claimed as a credit.

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

Any amounts withheld under the backup withholding rules will be allowed as a credit against the US Holder's United States federal income tax liability or refundable to the extent that it exceeds such liability. A US Holder who does not provide a correct taxpayer identification number may be subject to penalties imposed by the IRS.

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

                                  VASOGEN INC.


                                  By: /s/ Jacqueline Le Saux
                                      ------------------------------------------
                                      Jacqueline Le Saux
                                      Vice-President, Corporate & Legal Affairs

                                   February 21, 2006

Documents filed as part of this report:

                                  EXHIBIT INDEX

Exhibit No.       Description
-----------       -----------

   1.             Annual Information Form for the fiscal year ended November 30,
                  2005

   2. The consolidated balance sheets of Vasogen as at November 30, 2005 and 2004, and the related consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended November 30, 2004 and for the period from December 1, 1987 to November 30, 2004, together with the auditors' report thereon dated February 13, 2006 and the Comments by Auditors for United States Readers on Canada-United States Reporting Difference dated February 13, 2006 (incorporated by reference to Exhibit 99.1 to Vasogen Inc.'s Form 6-K, filed on February 15, 2006 (File No. 000-29350)).

   3. Management's Discussion and Analysis for the fiscal year ended November 30, 2005 (incorporated by reference to Exhibit 99.2 to Vasogen Inc.'s Form 6-K, filed on February 15, 2006 (File No. 000-29350)).

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