Form 20-F
period 2006-11-30
VASOGEN INC
filed 2007-02-01
CIK 1042018

================================================================================
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

        [_]     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
                    OF THE SECURITIES EXCHANGE ACT OF 1934; or
        [X]     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                 For the fiscal year ended November 30, 2006; or
        [_]     TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                For the transition period ________ to ________; or
        [_]     SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                 Date of event requiring this shell company report

      FOR THE TRANSITION PERIOD FROM DECEMBER 1, 2005 TO NOVEMBER 30, 2006

                           COMMISSION FILE NO. 0-29350

                                  VASOGEN INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)


                                     CANADA
                 (JURISDICTION OF INCORPORATION OR ORGANIZATION)

                            2505 MEADOWVALE BOULEVARD
                      MISSISSAUGA, ONTARIO, L5N 5S2, CANADA
                                 (905) 817-2000
               (ADDRESS, INCLUDING ZIP CODE AND TELEPHONE NUMBER,
        INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

 SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:

                                                Name of each exchange
                Title of each class              on which registered
            ---------------------------         ---------------------
            Common shares, no par value                 NASDAQ
                                                         TSX

 SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:

                                      None

          SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT
                          TO SECTION 15(D) OF THE ACT:

                                      None

         As of November 30, 2006, the registrant had 156,651,342 common shares outstanding.

         Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

                           Yes [_]      No [X]

         If this report is an annual report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

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

                           Yes [X]      No [_]

         Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [_]   Accelerated filer [X]   Non-accelerated filer [_]

         Indicate by check mark which financial statement item the registrant has elected to follow:

                          Item 17 [_]  Item 18  [X]

         If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

                           Yes [_]      No [X]

================================================================================

                                TABLE OF CONTENTS

                                                                            PAGE


PART I.........................................................................1

    Item 1.      Identity of Directors, Senior Management and Advisors.........1
    Item 2.      Offer Statistics and Expected Timetable.......................1
    Item 3.      Key Information...............................................1
           A.    Selected Financial Data.......................................1
           B.    Capitalization and Indebtedness...............................3
           C.    Reasons for the Offer and Use of Proceeds.....................3
           D.    Risk Factors..................................................3
    Item 4.      Information on the Company...................................16
           A.    History and Development of the Company.......................16
           B.    Business Overview............................................16
           C.    Organizational Structure.....................................23
           D.    Property, Plant and Equipment................................23
    Item 5.      Operating and Financial Review and Prospects.................23
           A.    Operating Results............................................23
           B.    Liquidity and Capital Resources..............................28
           C.    Research and development, patents, and licenses, etc.........31
           D.    Trend Information............................................31
           E.    Off-balance sheet arrangements...............................32
           F.    Contractual obligations......................................32
           G.    Safe Harbor..................................................33
    Item 6.      Directors, Senior Management and Employees...................33
           A.    Directors and Senior Management..............................33
           B.    Compensation.................................................37
           C.    Board Practices..............................................40
           D.    Employees....................................................42
           E.    Share Ownership..............................................42
    Item 7.      Major Shareholders and Related Party Transactions............44
           A.    Major Shareholders...........................................44
           B.    Related Party Transactions...................................45
    Item 8.      Financial Information........................................45
           A.    Consolidated Statements and Other Financial Information......45
           B.    Significant changes..........................................45
    Item 9.      Offer and Listing............................................45
    Item 10.     Additional Information.......................................46
           A.    Share Capital................................................47
           B.1.  Memorandum and Articles of Association.......................47
           C.    Material Contracts...........................................52
           D.    Exchange Controls............................................52
           E.    Taxation.....................................................52
           F.    Dividends and Paying Agents..................................58
           G.    Statement by Experts.........................................58
           H.    Documents on Display.........................................58
           I.    Subsidiary Information.......................................58
    Item 11.     Qualitative and Quantitative Disclosures about Market Risk...58
    Item 12.     Description of Securities Other than Equity Securities.......59

PART II.......................................................................59

    Item 13.     Defaults, Dividends Arrearages and Delinquencies.............59

    Item 14.     Material Modifications to the Rights of Security Holders
                 and Use of Proceeds..........................................60
    Item 15.     T Controls and Procedures....................................60
    Item 16.     [Reserved]...................................................61
        Item 16A.    Audit Committee Financial Expert.........................61
        Item 16B.    Code of Ethics...........................................61
        Item 16C.    Principal Accountant Fees and Services...................61
        Item 16D.    Exemptions from the Listing Standards for
                     Audit Committees.........................................61
        Item 16E.    Purchases of Equity Securities by the Issuer and
                     Affiliated Purchasers....................................61

PART III......................................................................62

    Item 17.     Financial Statements.........................................62
    Item 18.     Financial Statements.........................................62
    Item 19.     Exhibits....................................................113

                DISCLOSURE REGARDING FORWARD-LOOKING INFORMATION

         Certain  statements  contained  in this  annual  report and in certain documents incorporated by reference herein and therein may constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or "forward-looking information" under the Securities Act (Ontario). These statements may include, without limitation, summary statements relating to results of the ACCLAIM trial in patients with chronic heart failure, plans to advance the development of Celacade(TM) , our medical device for the treatment of chronic heart failure, plans to fund our current activities, statements concerning our partnering activities and health regulatory discussions, strategy, future operations, future financial position, future revenues, projected costs, prospects, plans, and objectives of management. In some cases, you can identify forward-looking statements by terminology such as "may", "will", "should", "expects", "plans", "anticipates", "believes", "estimated", "predicts", "potential", "continue", "intends", "could", or the negative of such terms or other comparable terminology. A number of assumptions were made by us in the preparation of these forward-looking statements, including assumptions about the nature of the market for Celacade in the treatment of chronic heart failure, particularly in Europe, the regulatory approval process leading to commercialization, the availability of capital on acceptable terms to pursue the development of Celacade, and the feasibility of additional clinical trials. You should not place undue reliance on our forward-looking statements which are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances, or events to differ materially from those projected in the forward-looking statements. The risks include, but are not limited to, those discussed below that could cause our actual results to differ significantly from those contained in any forward-looking statements and/or forward-looking information.

                                     PART I.

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

         Not Applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

         Not Applicable.

ITEM 3.  KEY INFORMATION

A.       SELECTED FINANCIAL DATA

         Following is selected financial data of Vasogen Inc. ("Vasogen" or "the Company"), expressed in Canadian dollars, for each of the last five fiscal years ended November 30, and for the period from December 1, 1987 to November 30, 2006, calculated in accordance with Canadian generally accepted accounting principles, which except as described in Note 17 to the financial statements in
Item 18, conform in all material respects with accounting principles generally accepted in the United States.

         Years ended November 30

         (in thousands of Canadian dollars except for per share data)

                                                                                                         Period from
                                                                                                         December 1,
                                                                                                           1987 to
                                                                                                           November
                                      2006          2005(2)        2004           2003          2002       30, 2006(1)
                                   -------       -------        -------        -------       -------       --------
Research and development            32,732        71,421         51,794         21,730        12,675        228,681

General and administration          19,251        22,126         15,852         10,250         7,542        105,172

Foreign exchange loss (gain)           104          (719)         8,288          1,111           267          8,993

Loss before the undernoted         (52,087)      (92,828)       (75,934)       (33,091)      (20,484)      (342,846)

                                                                                                         Period from
                                                                                                         December 1,
                                                                                                           1987 to
                                                                                                           November
                                      2006          2005 (2)       2004           2003          2002       30, 2006 (1)
                                   -------       -------        -------        -------       -------       --------
Accretion in carrying value
of senior convertible notes
payable (3)                         (7,824)       (1,742)             0              0             0       (9,566)

Loss on extinguishment of
senior convertible notes (3)        (4,995)            0              0              0             0       (4,995)

Investment income                    1,971         2,274          1,384          1,143           977        12,015

Loss for the period (3)            (66,360)      (93,048)       (74,550)       (31,948)      (19,507)    (349,569)

Shares outstanding              156,651,342   82,255,374     72,331,286     62,022,306    51,935,000

Basic and diluted loss per
share (3)                            (0.71)        (1.17)         (1.07)         (0.57)        (0.40)

Total assets                        41,770        94,811         80,963         68,783        48,836

Share capital (3)                  344,217       295,007        245,465        173,380       126,673

Net Assets (3)                      24,580        32,307         60,455         62,465        45,506

Notes:
         (1) To date, the Company is a development stage company and, accordingly, has no revenue.

         (2) Effective December 1, 2004, the Company adopted the amendment to The Canadian Institute of Chartered Accountants' ("CICA") Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments ("Section 3870"). Pursuant to the transitional provisions of Section 3870, the Company applied this change retroactively, without restatement of prior periods. The impact of the Company's adoption of this revised accounting standard was a charge to opening deficit of $4,006,000 with corresponding increases of $55,000 to share capital for those stock options exercised prior to December 1, 2004 and $3,951,000 to stock options for those vested options not yet exercised at December 1, 2004. Stock compensation charges of $3.1 million in 2006 and $3.6 million in 2005 were recorded in the financial statements. Stock compensation charges of approximately $3.4 million in 2004, $1.6 million in 2003 and $1.0 million in 2002 were not recorded in the financial statements but were disclosed in the pro forma statement of operations and deficit included in the US GAAP reconciliation.

         (3) The following table sets forth how the above amounts would be presented under United States generally accepted accounting principles for the fiscal years ended November 30, 2006, 2005, and 2004:

         Years Ended November 30

         (in thousands of Canadian dollars except for per share data)

                                             2006           2005         2004
Loss for the period                       (60,921)       (87,380)     (74,269)
Basic and diluted loss per share            (0.65)         (1.09)       (1.07)
Share capital                             343,906        294,937      245,526
Net assets                                 13,722         22,533       59,696
Accretion in carrying value of             10,197          2,023            0
   senior convertible notes payable
Loss on debt extinguishment                 6,126              0            0
   of senior convertible notes
Fair market value adjustment on             9,711          3,032            0
   embedded derivatives and warrants


         All dollar amounts herein are expressed in Canadian dollars, unless otherwise indicated.

         The following table sets forth the exchange rate for one Canadian dollar expressed in terms of one U.S. dollar for the fiscal years 2002 through 2006 and for July 2006 through December 2006.

                                  AVERAGE
                            2002          .6362
                            2003          .7034
                            2004          .7637
                            2005          .8222
                            2006          .8812

                                      LOW               HIGH
       July 2006                     .8727             .9048
       August 2006                   .8793             .9058
       September 2006                .8858             .9062
       October 2006                  .8760             .8976
       November 2006                 .8699             .8884
       December 2006                 .8569             .8787

         The exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. At January 30, 2007, the exchange rate for one Canadian dollar expressed in terms of one U.S. dollar, as quoted by The Bank of Canada at 4 p.m. Eastern Time, equaled $0.8474.

B.       CAPITALIZATION AND INDEBTEDNESS

         Not Applicable.

C.       REASONS FOR THE OFFER AND USE OF PROCEEDS

         Not Applicable.

D.       RISK FACTORS

         The risks and uncertainties described below are those that we currently believe may materially affect us. Additional risks and uncertainties that we are unaware of or that we currently deem immaterial may also become important factors that affect us. If any of the following risks actually occurs, our business, operating results, or financial condition could be materially adversely affected.

                         RISKS RELATING TO OUR BUSINESS

         Our business entails significant risks. In addition to the usual risks associated with a business, the following is a general description of certain significant risk factors which are applicable to us.

WE WILL REQUIRE ADDITIONAL FUNDS IN OUR BUSINESS THAT MAY BE DIFFICULT TO OBTAIN WHEN NEEDED OR ON TERMS ACCEPTABLE TO US.

         As of January 1, 2007, we had a net cash balance of C$32.5 million (US$27.9 million) consisting of cash, cash equivalents (including cash collaterizing a letter of credit under the notes described below), and marketable securities. We will need to raise additional funds to conduct research and development, preclinical studies, and clinical trials necessary to bring our potential products to market, and to establish marketing, sales, and distribution capabilities, including, as warranted, for Celacade. Our future capital requirements will depend on many factors, including continued scientific progress in our research and development programs, the scope and results of preclinical studies and clinical trials, the time and costs involved in obtaining regulatory approvals, the costs involved in filing, prosecuting, and enforcing patent claims, competing technological and market developments, the cost of manufacturing scale-up, effective commercialization activities and arrangements, and other factors not within our control. We have no committed sources of capital. Adequate funds may not be available when needed or on terms acceptable to us. In particular, the 6.45% notes issued by us on October 7, 2005 (the "notes") substantially limit our ability to incur additional secured or unsecured debt while the notes are outstanding. Insufficient funds may require us to scale back or eliminate some, or all, of our research and development programs or license to third parties products or technologies that we would otherwise seek to develop. Any future debt financing arrangements we enter into likely would contain restrictive covenants that impose significant operating and financial restrictions on us. As a consequence of the failure of the ACCLAIM trial to reach its primary endpoint, under the terms of the notes we must maintain a net cash balance of 110% of the outstanding principal amount on the notes. As of January 1, 2007, the remaining principal outstanding under the notes was C$5.3 million (US$4.6 million). In addition, our share price declined significantly following the announcement of the ACCLAIM top-line results in June 2006, which may negatively impact our ability to obtain financing in the future. Should our ability to secure additional financing be delayed, management would be required to adjust its commercialization plans and research and development programs and reduce its cash expenditures in order to ensure that we have sufficient cash to fund planned expenditures.

         In order to secure financing, if it is even available, it is likely that we will sell additional common shares or financial instruments that are exchangeable for or convertible into common shares. Also, in order to provide incentives to current employees and induce prospective employees and consultants to work for us, we have granted options and intend to offer and issue options to purchase common shares and/or rights exchangeable for or convertible into common shares. These activities could result in substantial dilution to all our shareholders. Capital raising activities and dilution associated with such activities could cause our share price to decline.

A CONSIDERABLE AMOUNT OF TIME IS REQUIRED TO ANALYZE AND DIGEST THE VOLUMINOUS CLINICAL TRIAL DATA ARISING FROM THE ACCLAIM TRIAL AND FURTHER INFORMATION MAY LEAD TO ADJUSTMENTS IN STRATEGIES.

         A large international trial such as ACCLAIM results in considerable data that need to be analyzed and reviewed. We continue to analyze data and it will subsequently be further reviewed and analyzed by independent experts and regulators. Results disclosed are based on data analyzed to the date of disclosure. When combined with results disclosed, such additional information may lead to adjustments in strategy.

WE INTEND TO SEEK ADDITIONAL COLLABORATIVE ARRANGEMENTS TO COMMERCIALIZE OUR PRODUCTS. THESE COLLABORATIONS, IF SECURED, MAY NOT BE SUCCESSFUL.

         We intend to seek additional collaborative arrangements to develop and commercialize some of our products, including Celacade, in Europe and North America. There can be no assurance that we will be able to negotiate collaborative arrangements on favorable terms, or at all, in the future, or that our current or future collaborative arrangements will be successful.

         Our strategy for the research, development, and commercialization of our products requires entering into various arrangements with corporate collaborators, licensors, licensees, health care institutions and principal investigators and others, and our commercial success is dependent upon these outside parties performing their respective contractual obligations responsibly and with integrity. The amount and timing of resources such third parties will devote to these activities may not be within our control. There can be no assurance that such parties will perform their obligations as expected. There can be no assurance that our collaborators will devote adequate resources to our programs.

WE ARE A DEVELOPMENT-STAGE COMPANY WITH A HISTORY OF LOSSES, WE HAVE NOT RECOGNIZED ANY PRODUCT REVENUES, AND WE MAY NEVER ACHIEVE PROFITABILITY.

         Our  products  are in the  development  stage  and,  accordingly,  our business operations are subject to all of the risks inherent in the establishment and maintenance of a developing business enterprise, such as those related to competition and viable operations management. We have incurred a loss in each year since our inception and have received no cash flow from operations to date, and there is no assurance that we will have earnings or cash flow from operations in the future. These losses have resulted in, and are expected to continue to cause decreases in, our cash balances, working capital, and shareholders' equity. The future earnings and cash flow from operations of our business are dependent, in part, on our ability to further develop our products. There can be no assurance that we will grow and be profitable.

         At November 30, 2006, we had an accumulated deficit of approximately C$351.4 million. We have not generated revenues from the commercialization of any products. Our net operating losses over the near term and the next several years are expected to continue as a result of the further clinical trial activity and preparation, as warranted, for regulatory submission necessary to support regulatory approval of our products. To obtain regulatory approval in North America or to support the use of our Celacade technology in HF patients, it may be necessary to conduct another Phase III trial of Celacade and the cost and time required to achieve regulatory approval, if the Celacade device is approved at all, could be substantially increased. There can be no assurance as to if or when such additional clinical trial would be undertaken. There can be no assurance that any such additional clinical trial would be successful.

         There can be no assurance that we will be able to generate sufficient product revenue to become profitable at all or on a sustained basis. We expect to have quarter-to-quarter fluctuations in expenses, some of which could be significant, due to expanded research, development, and clinical trial activities.

CASH PAYMENTS MAY BE REQUIRED UNDER THE NOTES UPON AN EVENT OF DEFAULT OR CHANGE OF CONTROL.

         Holders of the notes (the "noteholders") may require that the principal amount of the notes be repaid in cash or that all or a portion of the notes be redeemed in cash upon the occurrence of various events of default (subject to certain cure periods), including but not limited to:

         o the failure of the common shares of any holder of notes to be freely tradable under applicable Canadian law on the TSX and such lapse continues for a period of ten consecutive days or for more than an aggregate of 30 days in any 365-day period;

         o the failure of the registration statement to resell the common shares underlying the notes and warrants to be maintained effective pursuant to the terms of the registration rights agreement, subject to permitted grace periods;

         o the suspension of the common shares from trading on the TSX and NASDAQ (or The NASDAQ Capital Market);

         o the failure to deliver common shares to the noteholders within ten trading days after the conversion date;

         o the failure to pay principal and/or interest due under the notes;

         o the failure to maintain a net cash balance of 110% of the aggregate principal amount outstanding under the notes;

         o any material default under any indebtedness of ours in an aggregate principal amount of US$5,000,000 or greater;

         o upon our breach in any material respect of any covenant, including the covenant to maintain a cash balance in the circumstances described above, under the transaction documents (as such term is defined in the securities purchase agreements, as filed on SEDAR, dated October 7, 2005, among us, Vasogen Ireland Limited, Vasogen, Corp., and the subscribers for the notes and the warrants) relating to the notes and warrants; and

         o upon any guarantee of the notes ceasing to be in full force and effect.

         Upon the occurrence and during the continuance of an event of default, the interest rate on the notes will be increased to 12% per annum. The noteholders may also require all or a portion of the notes be redeemed in cash upon a change of control. We have not established a sinking fund for payment of the notes, nor do we anticipate doing so. As of January 1, 2007, we have a net cash balance of $32.5 million (US$27.9 million) and approximately $5.3million (US$4.6 million) of principal indebtedness outstanding under the notes. In addition, upon certain fundamental transactions such as a merger or sale of substantially all assets of Vasogen Inc., the warrant holders would be entitled to require us (or our successor entity) to redeem the warrants for cash.

WE ARE LEVERAGED AND HAVE DEBT SERVICE OBLIGATIONS.

         As of January 1, 2007, we had approximately $5.3million (US$4.6 million) of principal indebtedness outstanding under the notes that bears interest at 6.45% per annum.

         This indebtedness could have important consequences to us. For example, it could:

         o increase our vulnerability to general adverse economic and industry conditions;

         o impair our ability to obtain additional financing in the future for working capital needs, capital expenditures, or general corporate purposes;

         o require us to dedicate a portion of our existing cash to the payment of principal and interest on our debt, which would reduce the funds available for our operations;

         o limit our flexibility in planning for, or reacting to, changes in the business and the industry in which we operate; or

         o place us at a competitive disadvantage compared to our competitors that have less debt.

         In addition, we must maintain a net cash balance of 110% of the outstanding principal amount of the notes. As of January 1, 2007, we were required to maintain a net cash balance of $5.9 million (US$5.0 million) in accordance with the terms of the notes and we had a net cash balance of $32.5 million (US$27.9 million).

DESPITE CURRENT INDEBTEDNESS LEVELS AND THE TERMS OF THE NOTES, WE MAY STILL BE ABLE TO INCUR SUBSTANTIALLY MORE DEBT.

         Despite current indebtedness levels and the terms of the notes, we may be able to incur substantial additional indebtedness in the future. Under the notes, we are permitted to incur, among other types of indebtedness, indebtedness that is pari passu with or subordinate to the notes and that is repayable on or after 91 days following the maturity date of the notes. If new debt is added to our current debt levels, the related risks that we now face could increase.

WE ARE SUBJECT TO STRINGENT ONGOING GOVERNMENT REGULATION.

         Biotechnology, medical device, and pharmaceutical companies operate in a high-risk regulatory environment. The FDA, Health Canada, and other health agencies can require additional clinical trials and can be very slow to approve a product and can also withhold product approvals. In addition, these health agencies also oversee many other medical product operations, such as research and development, manufacturing, and testing and safety regulation of medical products. As a result, regulatory risk is normally higher than in other industry sectors.

         We have incurred, and expect to continue to incur, substantial clinical research and other costs in connection with obtaining regulatory approvals for our medical products in Canada, the United States, and other jurisdictions. While we are not aware of any pending or threatened governmental action against us in any country, any enforcement action by regulatory authorities with respect to past, or any future, regulatory non-compliance could have a material adverse effect on our business, financial condition, and results of operations.

         To date, our Celacade technology has been regulated by the FDA and Health Canada as a medical device. There can be no assurance that this regulatory status will not change in the future or that additional regulatory bodies beyond the medical device authorities will not have input into the approval of our medical products. If the FDA or Health Canada decides to regulate the Celacade therapeutic device as a drug, biologic, or combination product, we could be obligated to conduct additional clinical trials and, in any event, the cost and time required to achieve regulatory approval, if the Celacade device is approved at all, could be substantially increased.

         We expect to pursue discussions regarding our phase III ACCLAIM trial with the FDA. It is possible that these discussions could lead to the requirement for additional phase III or phase IV clinical trials as a condition of approval. The results presented in respect of Class II NYHA patients may not be sufficient to support FDA or other health regulatory approvals. Should we elect to conduct additional studies, such decision would increase the cost of and the timeline for developing Celacade for chronic heart failure.

         There can be no assurance that we will be able to achieve or maintain regulatory compliance with respect to all or any part of our current or future products, including maintaining our CE Mark approval for Celacade in Europe, or that we will be able to timely and profitably produce our products while complying with applicable regulatory requirements. If we fail to maintain compliance, regulatory authorities can institute proceedings to detain or seize products, issue a recall, enjoin future violations, assess civil and criminal penalties against us and our directors, officers, and employees, or require us to make substantial changes to our manufacturing operations. Any such actions could have a material adverse effect on our business, financial condition, and results of operations.

WE DO NOT YET HAVE ALL THE REQUIRED APPROVALS TO MARKET OUR PRODUCT CANDIDATES, AND OUR CLINICAL TRIALS MAY NOT YIELD RESULTS THAT WILL ENABLE US TO OBTAIN REGULATORY APPROVAL.

         We have not completed the development of any products and there can be no assurance that any products will be successfully developed. None of our products has received regulatory approval for commercial use and sale in North America. We cannot market a pharmaceutical or medical device product in any jurisdiction until it has completed thorough preclinical testing and clinical trials in addition to that jurisdiction's extensive regulatory approval process. In general, significant research and development and clinical studies are required to demonstrate the safety and effectiveness of our products before we can submit any regulatory applications. We may never obtain the required regulatory approvals for Celacade in North America. There can be no assurance that the results of all required clinical trials will demonstrate that these product candidates are safe and effective or, even if the results of the clinical trials are considered successful by us, that the FDA will not require us to conduct additional large-scale clinical trials before it will consider approving such product candidates for commercial use. Approval or consent by the FDA or other regulatory authorities to commence a clinical trial does not indicate that the device, drug, or treatment being studied can or will be approved. Preparing, submitting, and advancing applications for regulatory approval is complex, expensive, and time intensive and entails significant uncertainty.

         The results of our completed preclinical studies and clinical trials may not be indicative of future clinical trial results. A commitment of substantial resources to conduct time-consuming research, preclinical studies, and clinical trials will be required if we are to complete development of our products. Clinical trials of our products require that we identify and enroll a large number of patients with the illness under investigation. We may not be able to enroll a sufficient number of appropriate patients to complete our clinical trials in a timely manner. If we experience difficulty in enrolling a sufficient number of patients to conduct our clinical trials, we may need to delay or terminate ongoing clinical trials and will not accomplish objectives material to our success that could affect the price of our common shares.
Delays in planned patient enrolment, or lower than anticipated event rates in our current clinical trials or future clinical trials may result in increased costs, program delays, or both.

         There can be no assurance that unacceptable toxicities or adverse side effects will not occur at any time in the course of preclinical studies or human clinical trials or, if any products are successfully developed and approved for marketing, during commercial use of our products. The appearance of any such unacceptable toxicities or adverse side effects could interrupt, limit, delay, or abort the development of any of our products or, if previously approved, necessitate their withdrawal from the market. Furthermore, there can be no assurance that disease resistance or other unforeseen factors will not limit the effectiveness of our potential products. Any products resulting from our programs are not expected to be successfully developed or made commercially available in the near term and may not be successfully developed or made commercially available at all.

         On August 30, 2005, we announced that the pivotal phase III SIMPADICO trial, which was designed to further investigate the use of Celacade technology for peripheral arterial disease ("PAD") was being closed out early at 50 centers in North America. In March 2006, we announced that the SIMPADICO trial did not reach its primary endpoint of change in maximal treadmill walking distance.

         On June 26, 2006, we announced the initial results from the 2,408-patient phase III ACCLAIM trial of Celacade in chronic HF. While the ACCLAIM study did not reach the primary endpoint of significantly reducing the risk of death or cardiovascular hospitalization in the total population, this endpoint was met for the subgroup of 689 patients with New York Heart Association (NYHA) Class II chronic HF.

THE SCIENCE UNDERLYING OUR CELACADE TECHNOLOGY IS RELATIVELY NEW AND UNPROVEN.

         Definitive proof of the precise mechanism of action of our Celacade technology will require considerably more basic scientific research than we or others have accomplished to date. We have not, nor has any other company, successfully commercialized a therapy similar to that using the Celacade therapeutic device. There can be no assurance that the products we are currently developing will be approved by additional regulatory agencies or that further testing will yield positive results. Should one of our product candidates prove to have insufficient benefit and/or have an unsafe profile, its development will likely be discontinued. With respect to results from the SIMPADICO and ACCLAIM trials, see Item 4B, "General Development of the Business." We do not yet have all the required approvals to market our product candidates, and our clinical trials may not yield results that will enable us to obtain regulatory approval.

A FURTHER SETBACK IN THE DEVELOPMENT OF OUR CELACADE TECHNOLOGY WOULD LIKELY CAUSE A FURTHER DROP IN THE PRICE OF OUR COMMON SHARES.

         We intend to rely substantially on the exploitation of our Celacade technology for our future earnings. If our Celacade technology does not become commercially viable, we may not achieve profitability and our common share price would likely decline further. For example, on June 26, 2006, we announced the initial results from the 2,408-patient phase III ACCLAIM trial of Celacade in chronic HF. While the ACCLAIM study did not reach the primary endpoint of significantly reducing the risk of death or cardiovascular hospitalization in the total population, this endpoint was met for the subgroup of 689 patients with NYHA Class II chronic HF. The closing price of our common shares on NASDAQ decreased from US$1.85 on June 23, 2006, the last trading day prior to the announcement, to US$0.482 on June 26, 2006.

WE ARE RELIANT ON OUR KEY PERSONNEL.

         The operations of our business are highly dependent upon the participation of our key personnel. The loss of the service of any one of our key personnel may materially affect our ability to complete the development of our products, successfully commercialize our products, and to grow and expand our business operations. There is intense competition for qualified management and skilled employees, and our failure to recruit, train, and retain such employees could have a material adverse effect on our business, financial condition, and/or results of operations.

OUR INTELLECTUAL PROPERTY MAY NOT PROVIDE MEANINGFUL PROTECTION FOR OUR PRODUCT CANDIDATES. WE MAY INFRINGE OTHERS' PATENTS. PATENT LITIGATION IS TIME CONSUMING AND EXPENSIVE.

         Our success may depend, in part, on our ability to obtain patent protection for our products and processes. We have filed a number of patent applications in the United States and many other countries relating to our products and processes and we have been issued patents covering certain aspects of our immune modulation therapies and medical devices. There can be no assurance that our patent applications will be issued as patents or that any of our issued patents, or any patent that may be issued in the future, will provide us with adequate protection for our products, processes, or technology. The patent positions of biotechnology, pharmaceutical, and medical device companies can be highly uncertain and involve complex legal and factual questions. Therefore, the breadth of claims allowed in biotechnology, pharmaceutical and medical device patents cannot be predicted. We also rely upon unpatented trade secrets and know-how, and no assurance can be given that others will not independently develop substantially equivalent trade secrets or know-how. In addition, whether or not our patents are issued, or issued with limited coverage, others may receive patents that contain claims applicable to our products. Our competitors may attempt to circumvent our patents by means of alternative designs and processes. There can be no assurance that any of our patents, or any patents issued to us in the future, will afford meaningful protection against competitors. There can be no assurance that our patents will be held valid or enforceable by a court of competent jurisdiction. The patents of our competitors may impair our ability to do business in a particular area. We also rely in part on confidentiality agreements with our corporate collaborators, employees, consultants, and certain contractors to protect our proprietary technology. There can be no assurance that these agreements will not be breached, that we will have adequate remedies for any breach, or that our trade secrets will not otherwise become known or independently discovered by our competitors.

         It is possible that our products or processes will infringe, or will be found to infringe, patents not owned or controlled by us. In addition, because patent applications are often maintained in secrecy and may take many years to issue, there may be currently pending patent applications that may later result in issued patents that our products infringe. If any relevant claims of third-party patents that relate to our products are upheld as valid and enforceable, we could be prevented from practicing the subject matter claimed in such patents, or would be required to obtain licenses or redesign our products or processes to avoid infringement. There can be no assurance that such licenses would be available at all or on terms commercially reasonable to us or that we could redesign our products or processes to avoid infringement. Litigation may be necessary to defend against claims of infringement, to enforce patents issued to us, or to protect trade secrets. Such litigation could result in substantial costs and diversion of management efforts regardless of the results of such litigation, and an adverse result could subject us to significant liabilities to third parties, require disputed rights to be licensed, or require us to cease using our technology.

IF WE FAIL TO OBTAIN  ACCEPTABLE  PRICES OR APPROPRIATE  REIMBURSEMENT  FOR OUR
PRODUCTS,  OUR  ABILITY TO  SUCCESSFULLY  COMMERCIALIZE  OUR  PRODUCTS  WILL BE
IMPAIRED.

         Government and insurance reimbursements for healthcare expenditures play an important role for all healthcare providers, including physicians, medical device companies, drug companies, medical supply companies, and companies, such as ours, that plan to offer various products in the United States and other countries in the future. Our ability to earn sufficient returns on our products will depend in part on the extent to which reimbursement for the costs of such products, related therapies and related treatments will be available from government health administration authorities, private health coverage insurers, managed care organizations, and other organizations. In the United States, our ability to have our products and related treatments and therapies eligible for Medicare or private insurance reimbursement will be an important factor in determining the ultimate success of our products. If, for any reason, federal programs or the insurance companies decline to provide reimbursement for our products and related treatments, our ability to commercialize our products would be adversely affected. There can be no assurance that our products and related treatments will be eligible for reimbursement.

         There has been a trend toward declining government and private insurance expenditures for many healthcare items. Third-party payors are increasingly challenging the price of medical products and services.

         If purchasers or users of our products and related treatments are not able to obtain appropriate reimbursement for the cost of using such products and related treatments, they may forgo or reduce such use. Even if our products and related treatments are approved for reimbursement by federal and private insurers, of which there can be no assurance, the amount of reimbursement may be reduced at times, or even eliminated. This would have a material adverse effect on our business, financial condition, and results of operations.

         Significant uncertainty exists as to the reimbursement status of newly approved healthcare products, and there can be no assurance that adequate third-party coverage will be available.

COMPETITION IN OUR TARGET MARKETS IS INTENSE, AND DEVELOPMENTS BY OTHER COMPANIES COULD RENDER OUR PRODUCT CANDIDATES OBSOLETE.

         The industry that we compete in is not a static environment, and market share can change rapidly if competing products are introduced. There can be no assurance that we can avoid intense competition from other medical technology companies, pharmaceutical or biotechnology companies, universities, government agencies, or research organizations, and from other technological advances that could render our technology uneconomical or obsolete. Many of these competitors have substantially greater financial and/or other resources. Our competitors may succeed in developing technologies and products that are more effective or cheaper to use than any that we may develop. These developments could render our products obsolete and uncompetitive, which would have a material adverse effect on our business, financial condition and results of operations. In addition, there are numerous existing therapies for chronic heart failure, PAD, and neurological diseases, and others are being developed.

WE ARE SUBJECT TO EXPOSURE TO PRODUCT LIABILITY CLAIMS.

         We face an inherent business risk of exposure to product liability and other claims in the event that the development or use of our technology or prospective products or therapies results, or is alleged to have resulted, in adverse effects. While we have taken, and will continue to take, what we believe are appropriate precautions, there can be no assurance that we will avoid significant liability exposure. Although we currently carry product liability insurance for clinical trials, there can be no assurance that we have sufficient coverage, or can in the future obtain sufficient coverage at a reasonable cost. An inability to obtain product liability insurance at an acceptable cost or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of products we develop. A product liability claim could have a material adverse effect on our business, financial condition, and results of operations.

WE  DO  NOT  HAVE  COMMERCIAL-SCALE   MANUFACTURING  CAPABILITY,  AND  WE  LACK
COMMERCIAL MANUFACTURING EXPERIENCE.

         We currently rely upon single sources for the supply of some of the components required to manufacture and use our products. For example, we currently rely on a single subcontractor for the disposable cartridges that are components of the Celacade technology. The establishment of additional or replacement suppliers for certain materials, components, subassemblies, assemblies, supplies, or finished products cannot be accomplished quickly, largely due to the regulatory approval systems and the complex nature of the manufacturing processes employed by many suppliers. The failure to obtain sufficient quantities of component materials on commercially reasonable terms could have a material adverse effect on our clinical studies, business, financial condition, and results of operations.

         If we are successful in developing the markets for our products, we would have to arrange for their scaled-up manufacture. At the present time, we have not arranged for the large-scale manufacture of our products. There can be no assurance that we will, on a timely basis, be able to make the transition from manufacturing clinical trial quantities to commercial production quantities successfully or be able to arrange for contract manufacturing. We believe our contractors will be able to manufacture our medical devices for initial commercialization if the products obtain FDA and other regulatory approvals, but we have not yet demonstrated the capability to manufacture the medical devices in commercial quantities. Potential difficulties experienced by us in manufacturing scale-up, including recalls or safety alerts, could have a material adverse effect on our business, financial condition, and results of operations.

         The manufacture of our products involves a number of steps and requires compliance with stringent quality control specifications imposed by the FDA and other regulatory agencies. Moreover, our products can only be manufactured in a facility that has undergone a satisfactory inspection by the FDA and/or other relevant regulatory authorities. For these reasons, we would not be able to replace our manufacturing capacity quickly if we were unable to use our manufacturing facilities as a result of a fire, natural disaster (including an earthquake), equipment failure, or other difficulty, or if such facilities are deemed not in compliance with the regulatory requirements and the non-compliance could not be rapidly rectified. Our inability or reduced capacity to manufacture our products would have a material adverse effect on our business, financial condition, and results of operations.

         We expect to enter into additional arrangements with contract manufacturing companies in order to meet requirements for our products or to attempt to improve manufacturing efficiency. If we choose to contract for manufacturing services and encounter delays or difficulties in establishing relationships with manufacturers to produce, package, and distribute our finished products, then clinical trials, market introduction, and subsequent sales of such products would be adversely affected. Further, contract manufacturers must also operate in compliance with the FDA and other regulatory requirements. Failure to do so could result in, among other things, the disruption of product supplies. Our potential dependence upon third parties for the design and/or manufacture of our products may adversely affect our profit margins and our ability to develop and deliver such products on a timely and competitive basis.

WE HAVE NO SALES, MARKETING, AND DISTRIBUTION EXPERIENCE.

         We have no experience in the sales, marketing, and distribution of pharmaceutical or medical device products. There can be no assurance that we will be able to establish sales, marketing, and distribution capabilities or make arrangements with our collaborators, licensees, or others to perform such activities or that such efforts will be successful. If we decide to market any of our products directly, we must either acquire or internally develop a marketing and sales force with technical expertise and with supporting distribution capabilities. The acquisition or development of a sales and distribution infrastructure would require substantial resources, which may divert the attention of our management and key personnel, and have a negative impact on our product development efforts. If we contract with third parties for the sales and marketing of our products, our revenues will be dependent on the efforts of these third parties, whose efforts may not be successful. If we fail to establish successful marketing and sales capabilities or to make arrangements with third parties, our business, financial condition and results of operations will be materially adversely affected.

OUR  STRATEGIC  ALLIANCE  WITH  QUEST  DIAGNOSTICS   INCORPORATED  MAY  NOT  BE
SUCCESSFUL.

         To develop a potential secondary point of care for integration of our Celacade technology, we formed a strategic alliance in November 2001 with Quest Diagnostics Incorporated in the United States on an exclusive basis. The purpose of this alliance is to establish an outpatient delivery model to accommodate patient referrals outside hospital clinics and cardiology practices. The final terms of this alliance are not yet established and are the subject of continued discussion between the two companies. Should we not finalize the terms of this strategic alliance, or should the strategic alliance not ultimately be successful, our business may be adversely affected.

IF OUR PRODUCTS DO NOT GAIN MARKET ACCEPTANCE, WE MAY BE UNABLE TO GENERATE SIGNIFICANT REVENUES.

         We may not yet have the required clinical data and results to successfully market our Celacade technology in any jurisdiction; future clinical or preclinical results may be negative or insufficient to allow us to successfully market any of our product candidates; and obtaining needed data and results may take longer than planned, and may not be obtained at all.

         Even if our products are approved for sale, they may not be successful in the marketplace. Market acceptance of any of our products will depend on a number of factors, including demonstration of clinical effectiveness and safety; the potential advantages of our products over alternative treatments; the availability of acceptable pricing and adequate third-party reimbursement; and the effectiveness of marketing and distribution methods for the products. If our products do not gain market acceptance among physicians, patients, and others in the medical community, our ability to generate significant revenues from our products would be limited.

WE MAY NOT ACHIEVE OUR PROJECTED DEVELOPMENT GOALS IN THE TIME FRAMES WE ANNOUNCE AND EXPECT.

         We set goals for and make public statements regarding timing of the accomplishment of objectives material to our success, such as the commencement and completion of clinical trials, anticipated regulatory approval dates, and time of product launch. The actual timing of these events can vary dramatically due to factors such as delays or failures in our clinical trials, the uncertainties inherent in the regulatory approval process, and delays in achieving product development, manufacturing, or marketing milestones necessary to commercialize our products. There can be no assurance that our clinical trials will be completed, that we will make regulatory submissions or receive regulatory approvals as planned, or that we will be able to adhere to our current schedule for the scale-up of manufacturing and launch of any of our products. If we fail to achieve one or more of these milestones as planned, the price of our common shares could decline.

OUR BUSINESS INVOLVES THE USE OF HAZARDOUS MATERIAL, WHICH REQUIRES US TO COMPLY WITH ENVIRONMENTAL REGULATIONS.

         Although we do not currently manufacture commercial quantities of our products, we produce limited quantities of such products for our clinical trials. Our research and development processes involve the controlled storage, use, and disposal of hazardous materials and hazardous biological materials. We are subject to laws and regulations governing the use, manufacture, storage, handling, and disposal of such materials and certain waste products. Although we believe that our safety procedures for handling and disposing of such materials comply with the standards prescribed by such laws and regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, we could be held liable for any damages that result, and any such liability could exceed our resources. There can be no assurance that we will not be required to incur significant costs to comply with current or future environmental laws and regulations, or that our business, financial condition, and results of operations will not be materially or adversely affected by current or future environmental laws or regulations.

         Our insurance may not provide adequate coverage with respect to environmental matters.

ENVIRONMENTAL REGULATION COULD HAVE A MATERIAL ADVERSE EFFECT ON THE RESULTS OF OUR OPERATIONS AND OUR FINANCIAL POSITION.

         We are subject to a broad range of environmental regulations imposed by federal, state, provincial, and local governmental authorities. Such environmental regulation relates to, among other things, the handling and storage of hazardous materials, the disposal of waste, and the discharge of contaminants into the environment. Although we believe that we are in material compliance with applicable environmental regulation, as a result of the potential existence of unknown environmental issues and frequent changes to environmental regulation and the interpretation and enforcement thereof, there can be no assurance that compliance with environmental regulation or obligations imposed thereunder will not have a material adverse effect on us in the future.

THERE ARE RISKS RELATED TO THE HANDLING OF BLOOD.

         Our product development activities and our clinical trials involve the withdrawal of a small sample of a patient's blood cells into our Celacade single-use disposable cartridge, exposure of such blood cells to our controlled treatment process utilizing our proprietary Celacade therapeutic device and then re-administration of such blood cells to the patient intramuscularly. There are risks associated with the handling of human blood that may contain infectious agents, notwithstanding the sterile techniques employed in our clinical trials. While we believe that our processes and safety procedures for handling human blood are adequate to ensure against infection of the patient and our clinical staff and employees, there is a risk that such procedures will fail and will result in infection. In the event of such infection, we could be held liable for any damages that result, and any such liability could exceed our resources.

                        RISKS RELATING TO OUR SECURITIES

OUR SHARE PRICE HAS BEEN HIGHLY VOLATILE AND OUR SHARES COULD SUFFER A DECLINE IN VALUE.

         The trading price of our common shares has been highly volatile and could continue to be subject to wide fluctuations in price in response to various factors, many of which are beyond our control, including:

         o announcements by us of results of, and developments in, our research and development efforts, including results and adequacy of, and developments in, our clinical trials and applications for regulatory approval, for example, our June 26, 2006 announcement of the initial ACCLAIM results;

         o sales of our common shares, including by holders of the notes on conversion or repayment by us in common shares and in connection with further financings;

         o        announcements    regarding   new   or   existing    corporate
                  partnerships;

         o announcements regarding our listing on NASDAQ or The NASDAQ Capital Market;

         o        actual  or  anticipated   period-to-period   fluctuations  in
                  financial results;

         o        litigation or threat of litigation;

         o failure to achieve, or changes in, financial estimates by securities analysts;

         o announcements regarding new or existing products or services or technological innovations by us or our competitors;

         o comments or opinions by securities analysts or members of the medical community;

         o conditions or trends in the pharmaceutical, biotechnology and life science industries;

         o        announcements  by  us  of  significant  acquisitions,   joint
                  ventures or capital commitments;

         o        additions or departures of key personnel;

         o        economic and other external factors or disasters or crises;

         o        limited daily trading volume; and

         o developments regarding our patents or other intellectual property or that of our competitors.

         In addition, the stock market in general and the market for biotechnology companies in particular, have experienced significant price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Further, there has been significant volatility in the market prices of securities of life science companies. Factors such as the results and adequacy of our preclinical studies and clinical trials, as well as those of our collaborators, or our competitors; other evidence of the safety or effectiveness of our products or those of our competitors; announcements of technological innovations or new products by us or our competitors; governmental regulatory actions; developments with our collaborators; developments (including litigation) concerning our patent or other proprietary rights or those of our competitors; concern as to the safety of our products; changes in estimates of our performance by securities analysts; market conditions for biotechnology stocks in general; and other factors not within our control could have a significant adverse impact on the market price of our common shares, regardless of our operating performance. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted. A securities class action suit against us could result in substantial costs, potential liabilities and the diversion of management's attention and resources.

UNDER THE TERMS OF THE NOTES AND IN THE EVENT THAT WE ARE UNABLE TO ISSUE SHARES AT THE CONVERSION PRICE STIPULATED BY THE NOTES, WE MUST MAKE ADDITIONAL CASH PAYMENTS TO THE NOTEHOLDERS.

         If, due to restrictions promulgated by any of NASDAQ, The NASDAQ Capital Market, or the TSX, we are unable to issue a sufficient number of our common shares at the conversion price stipulated by the notes to noteholders on conversion of their notes into common shares or on payment of the notes in common shares, we are required to pay to such noteholders an amount in cash to compensate for those shares we are unable to issue.

THERE MAY NOT BE AN ACTIVE, LIQUID MARKET FOR OUR COMMON SHARES.

         There is no guarantee that an active trading market for our common shares will be maintained on NASDAQ or The NASDAQ Capital Market or the TSX. Investors may not be able to sell their shares quickly or at the latest market price if trading in our common shares is not active.

WE MAY NOT MEET NASDAQ'S CONTINUED LISTING REQUIREMENTS.

         Failure to meet the applicable quantitative and/or qualitative maintenance requirements of NASDAQ could result in our common shares being delisted from NASDAQ. For continued listing, NASDAQ requires, among other things, that listed securities maintain a minimum bid price of not less than US$1.00 per share. If the bid price falls below the US$1.00 minimum for more than 30 consecutive trading days, we will have 180 days to satisfy the US$1.00 minimum bid price for a period of at least ten trading days. From June 26, 2006 through January 30, 2007, our common shares have not traded above the US$1.00 minimum bid.

         On August 11, 2006, we announced that we had received a letter from the Listing Qualifications Department of The NASDAQ Stock Market stating that for the 30 consecutive business days prior to such date, the bid price of our common shares closed below the minimum bid price of US$1.00 per share requirement for continued inclusion under Marketplace Rule 4450(a)(5). It is NASDAQ's practice to issue a letter when a listed company does not meet the minimum bid price requirement. Under the rules of the NASDAQ, we are provided six months (180 calendar days), or until February 5, 2007, to regain compliance with the bid price requirement.

         Based on NASDAQ Marketplace rules, if, at any time before February 5, 2007, the bid price of our common shares closes at US$1.00 per share or more for a minimum of ten consecutive business days, we will regain compliance with such rules.

         If delisted from NASDAQ, our common shares may be eligible for trading on The NASDAQ Capital Market or on other over-the-counter markets in the United States. We currently plan to apply for a listing on The NASDAQ Capital Market. There can be no assurance that our common shares will be eligible for trading on any such alternative exchanges or markets in the United States. Although we may explore various actions to meet NASDAQ's minimum listing requirements, including effecting a share consolidation, if necessary, there is no guarantee that any such actions will be successful in bringing us into compliance with such requirements.

         In the event that we are not able to obtain a listing on The NASDAQ Capital Market or another U.S. stock exchange or quotation service for our common shares, it may be extremely difficult or impossible for shareholders to sell their common shares in the United States. Moreover, if we are delisted and obtain a substitute listing for our common shares in the United States, it will likely be on a market with less liquidity, and therefore potentially more price volatility, than NASDAQ or The NASDAQ Capital Market. Shareholders may not be able to sell their common shares on any such substitute U.S. market in the quantities, at the times, or at the prices that could potentially be available on a more liquid trading market. As a result of these factors, if our common shares are delisted from NASDAQ or The NASDAQ Capital Market, the price of our common shares is likely to decline. In addition, a decline in the price our common shares will impair our ability to obtain financing in the future.

FUTURE ISSUANCES OF OUR COMMON SHARES COULD ADVERSELY AFFECT THE TRADING PRICE OF OUR COMMON SHARES AND COULD RESULT IN SUBSTANTIAL DILUTION TO OUR SHAREHOLDERS.

         We expect to issue substantial amounts of common shares in the future. Holders of any remaining outstanding notes may elect to convert their notes into common shares at US$1.99 per share and subject to further adjustments in accordance with the terms of the notes. In addition, the principal amount of any outstanding notes is repayable at the election of Vasogen Ireland Limited by the issuance of common shares, subject to satisfaction of certain conditions. If the outstanding notes are repaid by the issuance of common shares, the common shares will be issued at a 5% discount to the arithmetic average of the weighted average price of the common shares during each of the 12 consecutive trading days preceding the time of issuance (the "12-day market price"), or, in the event that the common shares have a 12-day market price of less than US$1.00, then the common shares will be issued at a 10% discount to the 12-day market price. To the extent that the market price of the common shares declines, we will need to issue an increasing number of common shares per dollar of principal to be repaid. Subject to certain restrictions, noteholders may engage in short sales of the common stock that negatively impact the market price of the common shares, thereby causing us to have to issue more common shares to repay any outstanding notes. As at January 30, 2007, the closing price of the common shares on NASDAQ was US$0.43 per share and on the TSX was $0.51 per share and the aggregate principal amount of the notes remaining outstanding was $5.3 million (US$4.6 million).

         We issued warrants to purchase 3,333,334 common shares to the investors who subscribed for the notes on issuance of the notes in October 2005. Each warrant entitles the holder to purchase one common share at an exercise price of US$1.99 per share, subject to further adjustments in accordance with the terms of the warrants. The warrants have a five-year term. If Vasogen Ireland Limited elects to accelerate repayment of the notes, we are obligated, subject to regulatory approval, to issue additional warrants generally having an exercise price equal to US$1.99 per share, and a five-year term commencing upon the date of issuance. The number of warrants to be issued upon Vasogen Ireland Limited's election to accelerate repayment of the notes is equal to that number of warrants sufficient to entitle the holder to acquire that number of common shares equal to 65% of the number obtained when the accelerated amount being repaid is divided by US$1.99 per share and subject to further adjustment. We elected to make a US$1.8 million acceleration payment with each of the March, April, and May 2006 installment payments to the noteholders and a US$2.8 million acceleration payment with the June 2006 installment. In respect of the March 1, 2006 acceleration payment, we issued an additional 390,000 warrants exercisable at US$3.11 adjusted to $2.06 for a term of five years from the date of issue, and in respect of each of the

April 1 and May 1, 2006 acceleration payments, we issued an additional 390,000 warrants exercisable at US$3.00 adjusted to US$1.99 for a term of five years from the date of issue. In respect of the June 1, 2006 acceleration payment, we issued an additional 606,666 warrants exercisable at US$3.00 adjusted to US$1.99 for a term of five years from the date of issue. As a result of the financing that was completed on November 14, 2006 described below, the 5.1 million warrants outstanding can now be exercised for 7.7 million common shares, which is an increase from the 5.1 million common shares prior to the anti-dilution provisions that were triggered by the November 14, 2006 financing.

         On November 14, 2006, we issued 43,191,492 units of the Company (the "units") at a price of US$0.47 per unit. Each unit consisted of one common share, 0.4 of one common share purchase warrant expiring on November 14, 2011 (a "series A warrant") and 0.1 of one common share purchase warrant expiring on May 14, 2007 (a "series B warrant"). Warrant certificates issued in favour of purchasers of units in the offering completed in November 2006 provide that each whole series A warrant represents the right, during the term of the warrant, to purchase one common share at a price of US$ 0.63 per common share and each whole series B warrant represents the right, during the term of the warrant, to purchase one common share at a price of US$0.53 per common share. Up to 21,595,745 common shares in aggregate are issuable upon due exercise of the series A and series B warrants. Any series A warrant which remains unexercised as at November 14, 2011, and any series B warrant which remains unexercised as at May 14, 2007, will terminate and be of no further force or effect. Additionally, in connection with the offering, we issued to the placement agent 2,560,000 compensation warrants to purchase common shares at US$0.63 per share. These warrants will expire on November 14, 2009. In addition to common shares issuable in connection with conversion or repayment of the notes and exercise of the warrants, our investors, employees, and directors hold rights to acquire substantial amounts of our common shares. In order to obtain future financing, it is likely that we will issue additional common shares or financial instruments that are exchangeable for or convertible into common shares. Also, in order to provide incentives to current employees and induce prospective employees and consultants to work for us, we intend to offer and issue options to purchase common shares and/or rights exchangeable for or convertible into common shares.

         Future issuances of substantial amounts of our common shares, or the perception that such issuances are likely to occur, could affect prevailing trading prices of our common shares. Future issuances of our common shares could result in substantial dilution to our shareholders. Capital raising activities and dilution associated with such activities could cause our share price to decline. In addition, the existence of the notes and warrants may encourage short selling by market participants.

IF THERE ARE SUBSTANTIAL SALES OF OUR COMMON SHARES, THE MARKET PRICE OF OUR COMMON SHARES COULD DECLINE.

         Sales of substantial numbers of our common shares could cause a decline in the market price of our common shares. Any sales by existing shareholders or holders of options or warrants may have an adverse effect on our ability to raise capital and may adversely affect the market price of our common shares.

WE HAVE NOT PAID DIVIDENDS.

         We have never paid cash dividends on our common shares and do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain our future earnings, if any, to finance further research and the expansion of our business.

IT MAY BE DIFFICULT TO OBTAIN AND ENFORCE JUDGMENTS AGAINST US BECAUSE OF OUR CANADIAN RESIDENCY.

         We are governed by the laws of Canada. Most of our directors and officers, as well as some of the experts named in this annual information form, are residents of Canada or other jurisdictions outside of the United States and all or a substantial portion of our assets and the assets of such persons may be located outside of the United States. As a result, it may be difficult for shareholders to effect service of process upon us or such persons within the United States or to realize in the United States on judgments of courts of the United States predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States. In addition, there is doubt as to the enforceability in Canada of liabilities predicated solely upon U.S. federal securities law against us, our directors, controlling persons and officers and the experts named in this annual information form who are not residents of the United States, in original actions or in actions for enforcements of judgments of U.S. courts.

WE HAVE ADOPTED A SHAREHOLDER RIGHTS PLAN.

         We have adopted a shareholder rights plan. The provisions of such plan could make it more difficult for a third party to acquire a majority of our outstanding common shares, the effect of which may be to deprive our shareholders of a control premium that might otherwise be realized in connection with an acquisition of our common shares.

WE ARE LIKELY TO BE CLASSIFIED AS A "PASSIVE FOREIGN INVESTMENT COMPANY" FOR U.S. INCOME TAX PURPOSES, WHICH COULD HAVE SIGNIFICANT AND ADVERSE TAX CONSEQUENCES TO U.S. INVESTORS.

         We were a passive foreign investment company ("PFIC") in our 2006 taxable year, and we believe there is a significant likelihood that we will be classified as a PFIC in our 2007 taxable year and possibly in subsequent years. Our classification as a PFIC could have significant and adverse tax consequences for U.S. holders of our common shares. It may be possible for U.S. holders of common shares to mitigate these consequences by making a so-called "qualified electing fund" election. U.S. investors should read carefully the discussion of PFICs in Item 10 under the caption "Certain Material United States Federal Income Tax Considerations" and consult their tax advisers.

ITEM 4.  INFORMATION ON THE COMPANY

A.       HISTORY AND DEVELOPMENT OF THE COMPANY

         Vasogen Inc. was incorporated under the BUSINESS CORPORATIONS ACT (Ontario) and was continued under the CANADA BUSINESS CORPORATIONS ACT by certificate and articles of continuance dated August 9, 1999. We have two wholly-owned subsidiaries: Vasogen, Corp., incorporated under the laws of Delaware, U.S.A. and Vasogen Ireland Limited, incorporated under the laws of the Republic of Ireland. Vasogen Ireland Limited owns certain of our intellectual property related to our products and technologies. Our registered principal office is located at 2505 Meadowvale Boulevard, Mississauga, Ontario, Canada L5N 5S2. We are currently a "reporting issuer" in all of the provinces and territories of Canada. Our telephone number is (905) 817-2000 and our facsimile number is (905) 569-9231. Our website is www.vasogen.com. Any information contained on our website is not, and will be deemed not to be, incorporated herein by reference. All currency figures herein are in Canadian dollars, unless otherwise noted.

         For the years ended November 30, 2006, 2005 and 2004, the Company spent a total of $32.7 million, $71.5 million, and $51.8 million, respectively, on research and development. At the present time, the Company's principal expenditures are focused on the advancement of the Company's research and development program. Over the past three fiscal years, Vasogen has raised approximately $185.7 million in net proceeds from the issuance of equity securities and convertible notes to investors and the exercise of options and warrants. The Company's common shares are listed on the Toronto Stock Exchange under the symbol "VAS" and on the NASDAQ under the symbol "VSGN".

         During the last and current financial year, there have been no indications of public takeover offers by third parties in respect of the Company's shares or by the Company in respect of other companies' shares.

         For additional information on key events, see Item 4B below.

B.       BUSINESS OVERVIEW

                      GENERAL DEVELOPMENT OF THE BUSINESS

         We are focused on the research and commercial development of technologies targeting the chronic inflammation underlying cardiovascular and neurological disease. The recently completed international 2,408-patient double-blind, placebo-controlled ACCLAIM trial assessed the impact of our lead product, Celacade, on reducing the risk of mortality and morbidity in patients with chronic heart failure ("HF"). On June 26, 2006, we announced the initial results from the 2,408-patient ACCLAIM trial. While the ACCLAIM study did not reach the primary endpoint of significantly reducing the risk of death or cardiovascular hospitalization in the total patient population, this endpoint was met for a pre-specified subgroup of 689 patients with New York Heart Association ("NYHA") Class II chronic HF. Additional results for the ACCLAIM study were presented at the World Congress of Cardiology 2006, held in Barcelona, Spain, at the 10th Annual Scientific Meeting of the Heart Failure Society of America in Seattle, Washington, and at the 2006 Canadian Cardiovascular Congress held in Vancouver, British Columbia.

         In summary, the ACCLAIM results indicated the following:

         o The difference in time to death or first cardiovascular hospitalization (the primary endpoint) for the intent-to-treat study population was not statistically significant (p=0.22)*; however, the risk reduction directionally favored the Celacade group (hazard ratio=0.92);

         o In a pre-specified subgroup of patients with NYHA Class II HF at baseline, Celacade was shown to significantly reduce the risk of death or first cardiovascular hospitalization by 39% (n=689 patients, 216 events, p=0.0003);

         o Celacade significantly reduced the risk of death or first cardiovascular hospitalization by 26% in a pre-specified subgroup of patients with no prior history of heart attack at baseline (n=919 patients, 243 events, p=0.02);

         o Celacade was found to result in a significant improvement in quality of life (as measured by the Minnesota Living with Heart Failure Questionnaire) for the evaluable study population (n=2,408 patients, p=0.04); and

         o Celacade was shown to be well tolerated in the ACCLAIM patient population, who were receiving standard-of-care medications for heart failure, including diuretics, beta-blockers, and ACE-inhibitors; there were no significant between-group differences for any serious adverse events.

         Based on our continuing analysis, we are preparing to meet with the U.S. Food and Drug Administration ("FDA") and Health Canada to present data related to the significant risk reduction observed in NYHA Class II patients, and to discuss next steps. No assurances can be provided as to how the FDA would view such data. In North America and Europe, chronic HF affects approximately 12 million people, 40% of whom have no prior history of heart attack. At any one time, approximately 4.4 million of these 12 million patients are in the NYHA Class II stage of disease. Currently there are no approved therapies that target the inflammation underlying chronic HF.

         Our Celacade technology is designed to be integrated at multiple points of care, including outpatient hospital clinics and cardiology practices. In Europe, Celacade is approved under the CE Mark as a medical device for the treatment of HF. Where required health regulatory approvals have been obtained, we plan to establish the sales and marketing capability needed to promote the use of our technology by cardiologists and other physicians through corporate alliances with established healthcare companies. Based on the impact of Celacade on patients in NYHA Class II and patients with no prior history of heart attack, described above, we are discussing with prospective partners Celacade's commercial potential in Europe under the CE Mark. No assurances can be provided that such discussions will be successful.

         On August 30, 2005, we announced that the pivotal phase III SIMPADICO trial, which was designed to further investigate the use of Celacade technology for peripheral arterial disease ("PAD") was being closed out early at 50 centers in North America. The decision to close out the trial was based on a recommendation by the External Safety and Efficacy Monitoring Committee which cited a potential safety concern and the absence of a sufficiently strong efficacy signal to warrant the continuance of the study. In March 2006, we announced that the SIMPADICO trial did not reach its primary endpoint of change in maximal treadmill walking distance.

         We are also developing a new class of drugs for the treatment of neuro-inflammatory disorders. VP025 is the lead product candidate from this new class of drugs. Plans are underway to advance VP025 into Phase 2a proof-of-concept clinical testing.

------------------
* Note: The use of the term "significant" or "significantly" when describing clinical and preclinical results in the following sections refers to "statistical significance," in which there is a 5% or lower probability that the observed difference between groups on a certain outcome measure occurred randomly.

         We manage the development and manufacture of our products for use in preclinical and clinical research and we continue to advance our product development program to support future commercial scale production. Patent applications are filed to protect our products and processes. Our policy is to file patent applications to protect inventions, technology, and improvements that are important to the development of our business and with respect to the application of our technologies to the treatment of a number of disease indications. We own patents and patent applications relating to our products and technologies in the United States, Canada, and other jurisdictions around the world. We may establish corporate alliances, primarily to support marketing and sales of our products, in the United States, Canada, and elsewhere. Based on market research to date, we expect that the primary point of use of our Celacade technology will be the outpatient hospital clinic and/or cardiology and interventional cardiology practices.


                          VASOGEN DEVELOPMENT PIPELINE

PRODUCT CANDIDATE        INDICATION                        DEVELOPMENTAL STAGE
Celacade technology      Chronic Heart Failure             Phase III*
VP025                    Neuro-inflammatory Diseases       Phase I completed

         *Phase III clinical trials are multi-center studies undertaken to confirm efficacy and safety in large patient groups.

                           DESCRIPTION OF THE BUSINESS

         We are focused on the research and commercial development of technologies targeting the chronic inflammation underlying cardiovascular and neurological disease. The recently completed international 2,408-patient double-blind, placebo-controlled ACCLAIM trial assessed the impact of our lead product, Celacade, on reducing the risk of mortality and morbidity in patients with advanced heart failure. See above under "General Development of the Business" for a summary of the results. We are also developing a new class of drugs for the treatment of neuro-inflammatory and disorders. VP025 is the lead product candidate from this new class of drugs.

                              PRODUCTS AND MARKETS

         Our Celacade technology is being developed to target the chronic inflammation underlying chronic heart failure. During a brief outpatient procedure, a small sample of a patient's blood is drawn into our Celacade single-use disposable cartridge, exposed to controlled oxidative stress utilizing our proprietary Celacade device, and then re-administered intramuscularly. Following an initial course of treatment comprising three consecutive outpatient procedures administered over a two-week period, treatments are continued once per month. Our Celacade technology is designed to be integrated at multiple points of care, including outpatient hospital clinics and cardiology practices.

         We are also developing a new class of drugs that is based on synthetic three-dimensional phospholipid-based structures with specific groups of surface molecules that are designed to modulate cytokine levels and control inflammation. VP025, the lead product candidate from this new class of drugs is being developed for the treatment of neuro-inflammatory disorders.

CELACADE CHRONIC HEART FAILURE PROGRAM

         Chronic heart failure, most frequently resulting from coronary artery disease or hypertension, is a debilitating condition in which the heart's ability to function as a pump is impaired. Patients with HF experience a continuing decline in their health, resulting in an increased frequency of hospitalization and premature death.

         In North America alone, HF affects more than five million people and is associated with more than 300,000 deaths each year. The direct cost of healthcare primarily resulting from hospitalization is estimated to exceed $25 billion annually. These statistics suggest that important pathological mechanisms, including inflammation, remain active and unmodified by available therapies. The 2,408-patient double-blind, placebo-controlled, pivotal phase III ACCLAIM (Advanced Chronic Heart Failure CLinical Assessment of Immune Modulation Therapy) trial was completed at 175 clinical centers in North America, Europe, and Israel. The study was designed to assess the impact of our Celacade technology on reducing the risk of death and cardiovascular hospitalization in patients with advanced chronic HF. The study was also intended to support regulatory approval in North America and marketing in the European Union, where regulatory approval (the CE Mark) has already been obtained for use of our Celacade technology for the treatment of chronic HF.

         The Global Principal Investigator and Chairman of the Steering Committee for ACCLAIM was Dr. James B. Young, Chairman, Division of Medicine at The Cleveland Clinic Foundation and Medical Director, Kaufman Center for Heart Failure in Cleveland.

         On June 26, 2006, we announced the initial results from the ACCLAIM trial. While the ACCLAIM study did not reach the primary endpoint of significantly reducing the risk of death or cardiovascular hospitalization in the total patient population, this endpoint was met for a pre-specified subgroup of 689 patients with New York Heart Association (NYHA) Class II chronic HF. Additional results for the ACCLAIM study were presented at the World Congress of Cardiology 2006, held in Barcelona, Spain, at the 10th Annual Scientific Meeting of the Heart Failure Society of America in Seattle, Washington and at the 2006 Canadian Cardiovascular Congress held in Vancouver, British Columbia. See above under "General Development of the Business" for a summary of the results.

VP025 DRUG DEVELOPMENT PROGRAM

         Our VP series of investigational drugs is designed to regulate tissue levels of cytokines and control the inflammation underlying a number of medical conditions, including neuro-inflammatory disorders. VP025, the lead product candidate from this series, is being developed for the treatment of neuro-inflammatory disorders. Among the many neurological conditions associated with an inflammatory response in the nervous system are Alzheimer's disease, Parkinson's disease, and amyotrophic lateral sclerosis. It is estimated that neurological conditions, which are expected to increase in prevalence as the population ages, currently affect more than five million people in North America and generate costs of care that exceed $75 billion annually.

         In 2005, we successfully completed a double-blind, placebo-controlled phase I trial of VP025. This dose-escalation trial examined the safety and tolerability of three doses of VP025 in 24 healthy volunteers. Results of the study demonstrated that multiple administrations of low, mid-level, or high doses of VP025 were safe and well tolerated when compared to placebo. No drug-related serious adverse events were reported.

         We have also completed a considerable amount of preclinical work that has demonstrated the ability of VP025 to impact key components of the immune system resulting in a reduction of the chronic inflammation associated with the development and progression of a number of neurodegenerative diseases.

         Findings from our VP025 preclinical program have demonstrated the significant reduction of several inflammatory mediators in a model of diabetes with diabetic retinopathy, a common complication of diabetes that eventually results in the loss of vision. Diabetic retinopathy, which causes up to 24,000 new cases of blindness in the United States each year, is the major cause of blindness in people with diabetes and is estimated to affect 4.1 million Americans age 40 and older.

         During the 2006 Scientific Sessions of the Association for Research in Vision and Ophthalmology Meeting, Dr. Kyle Krady, Assistant Professor of Neural and Behavioral Sciences, Penn State College of Medicine, presented the findings from a preclinical model designed to develop diabetes. These findings demonstrated that VP025 had a significant effect (p<0.05) on reducing the expression, in the retina, of several pro-inflammatory cytokines including IL-1, IL-6, and MCP-1, which are associated with the initiation stages of diabetic retinopathy. Concurrently, the intramuscular administration of VP025 resulted in the increased expression of both IL-10 and TGF-beta, two potent anti-inflammatory cytokines. Based on information in the scientific literature and current research observations, we believe this effect is mediated via the regulation of microglial cell activation. Microglial cells are inflammatory cells found within the central nervous system and in the retina.

         Results from a number of other experimental models have demonstrated the ability of VP025 to reduce inflammation across the blood-brain barrier and improve correlates of memory and learning function. Preclinical research carried out by Dr. Marina Lynch's team from the Trinity College Institute of Neuroscience in Ireland demonstrated the ability of VP025 to reverse detrimental neurological effects of chronic beta-amyloid exposure. Beta-amyloid is the major component of the plaques found in the brains of Alzheimer's disease patients and is implicated in the development and progression of this condition. Beta-amyloid has also been linked to increased activation of microglial cells and reduced memory and learning function. Dr. Lynch's research demonstrated that VP025 both prevented microglial activation and preserved memory and learning function.

         Dr. Marina Lynch's team also demonstrated the ability of VP025 to reverse age-related inflammation in the brain. The process of aging is associated with increased inflammation in the brain resulting from activation of microglial cells, as evidenced by increases in inflammatory cytokines and a reduction in memory and learning function (measured as long-term potentiation). CD200, a protein that controls inflammation and maintains microglial cells in an unactivated state, decreases with aging. Treatment with VP025 reversed age-related decreases in CD200 levels in the brain, reduced levels of microglial cell activation, and restored memory and learning function.

         Dr. Yvonne Nolan's team from the Department of Anatomy/Neuroscience, University College, Cork, Ireland, has demonstrated the ability of VP025 to prevent increases in levels of p38 MAP kinase, a key component of the inflammation-signaling pathway, regulating IL-1beta, TNF-alpha, and other immune system responses associated with many inflammatory conditions. In a preclinical model of Parkinson's disease, pre-treatment with VP025 was shown to prevent both the increase in p38 levels and the associated death of dopaminergic neurons. The death of dopaminergic neurons in this model system leads to the onset of movement abnormalities that mimic those seen in Parkinson's disease.

         Based on a successful phase I study and encouraging findings from our preclinical program, plans are underway to advance VP025 into phase 2a proof-of-concept clinical testing. The cost and time required to bring VPO25 to market are depend upon the results of our preclinical and clinical programs, as well as many of the other risk factors outlined elsewhere in this Annual Information Form.

                             COMPETITIVE ENVIRONMENT

         The pharmaceutical, medical device, and biotechnology industries are characterized by rapidly evolving technology and intense competition. Many companies, including major pharmaceutical as well as specialized biotechnology companies, are engaged in activities focused on medical conditions that are the same as, or similar to, those targeted by us. Many of these companies have substantially greater financial and other resources, larger research and development staff, and more extensive marketing and manufacturing organizations than we do. Many of these companies have significant experience in preclinical testing, human clinical trials, product manufacturing, marketing and distribution, and other regulatory approval procedures. In addition, colleges, universities, government agencies, and other public and private research organizations conduct research and may market commercial products on their own or through collaborative agreements. These institutions are becoming more active in seeking patent protection and licensing arrangements to collect royalties for use of technology that they have developed. These institutions also compete with us in recruiting and retaining highly qualified scientific personnel.

                                  MANUFACTURING

         We maintain a quality management system that is registered to ISO13485. This quality system registration is necessary to support regulatory approvals. For entry into the U.S. market, we are also ensuring the necessary compliance of our quality system to the FDA Quality System Regulation ("QSR"). In addition, our medical devices meet the requirements of the European Union Medical Devices Directive 93/42/EEC for CE Marking.

         We currently rely upon subcontractors for the manufacture of our device technology. The subcontractors operate quality systems in accordance with ISO13485, and/or the FDA QSR, as necessary. Manufacturing, testing, and maintenance of our medical devices are verified and validated as appropriate to ensure conformance to defined specifications.

         The manufacturing of VP025 is performed according to current Good Manufacturing Practice ("GMP") at contract manufacturing organizations that have been approved by our quality assurance department, following audits in relation to the appropriate regulations. Manufactured product is tested for conformance with product specifications prior to release by our quality assurance department. GMP batches of VP025 are subjected to prospectively designed stability test protocols.

                              INTELLECTUAL PROPERTY

         Because of the substantial length of time and expense associated with developing new products, the pharmaceutical, medical device, and biotechnology industries place considerable importance on obtaining patent protection for new technologies, products, and processes. Our policy is to file patent applications to protect inventions, technology, and improvements that are important to the development of our business and with respect to the application of our products and technologies to the treatment of a number of disease indications. We seek patent protection in various jurisdictions of the world. We own patents and patent applications relating to our products and technologies in the United States, Canada, Europe, and other jurisdictions around the world. We own trademark registrations and trademark applications associated with our Celacade technology in various jurisdictions, and rely on our legal rights in other jurisdictions. The scope and duration of our intellectual property rights vary from country to country depending on the nature and extent of our intellectual property filings, the applicable statutory provisions governing the intellectual property, and the nature and extent of our legal rights. We will continue to seek intellectual property protection as appropriate.

         We require our employees, consultants, members of the Scientific Advisory Board, outside scientific collaborators, and sponsored researchers to enter into confidentiality agreements with us that contain assignment of invention clauses outlining ownership of any intellectual property developed during the course of the individual's relationship with us.

                             REGULATORY REQUIREMENTS

         Before medical products can be distributed commercially, a submission providing detailed information must be reviewed and approved by the applicable government or agency in the jurisdiction in which the product is to be marketed. The regulatory review and approval process varies from country to country. Similarly, we are also subject to separate regulations where we conduct clinical trials. We cannot predict or give any assurances as to whether further regulatory approvals will be received or how long the process of seeking regulatory approvals will take.

EUROPE

         Medical products that are placed on the market in the European Union ("EU") are subject to one of two mutually exclusive regulatory regimes: either the Medical Devices Directive ("MDD"), Council Directive 93/42/EEC, for medical devices, or the Medicinal Products Directive, Council Directive 65/65/EEC for pharmaceutical products. Our Celacade technology has been classified as a medical device in the EU.

         We are required to demonstrate compliance with the requirements of the MDD 93/42/EEC and affix a CE mark to our medical devices in order to place our medical device products on the market within the member states of the EU, Norway, and Switzerland. We have received CE Mark approval for our Celacade device in chronic heart failure and in peripheral arterial disease. The CE Mark attests that our medical device products meet the "essential requirements" of the MDD relating to safety and efficacy. We must also demonstrate our regulatory compliance ("conformity assessment") annually through a qualified third party (a "Notified Body") selected by us. We have demonstrated our regulatory compliance with these requirements for devices placed in Europe for clinical trials, and our quality system was registered to ISO9001 and EN46001 in February 1998. In addition, our quality system was registered to ISO13485:1996 in August 2001 and to ISO 13485:2003 in Sept 2006.

         We are subject to annual surveillance audits by our Notified Body and are required to report any device-related serious adverse incidents or near-incidents to the appropriate authorities.

         To place a CE-Marked medical device in clinics within most European jurisdictions, we are required to provide notification to national authorities. In addition, before a clinical study can commence, each clinical center's ethics review board must approve the clinical protocol and other related documents.

UNITED STATES

         In the United States, clinical trials and commercialization of medical devices require the approval of the FDA. We are subject to regulation by the FDA, as well as state and local authorities. Our medical devices are subject to the FDA's Pre-Market Approval ("PMA") process prior to marketing in the United States. The PMA approval process is a multi-step process that requires us to submit to the FDA preclinical, clinical, and design and manufacturing data, which we have been compiling to demonstrate the safety and effectiveness of our devices for the stated medical indications or uses.

         The clinical studies that generate the clinical data for the PMA are subject to regulation under the investigational device exemption ("IDE") regulations. Before clinical studies of our device can begin, an IDE application must be submitted to, and approved by, the FDA. In addition, before a study can commence at each participating clinical center, the center's institutional review board ("IRB") must approve the clinical protocol and other related documents. During the PMA review process, the FDA will conduct an inspection of the manufacturer's facilities to ensure that the device design and manufacture are in compliance with applicable Quality System Regulation requirements. The QSR requirements mandate that we manufacture our devices and maintain our documents in a prescribed manner with respect to design, manufacturing, testing, and control activities. The FDA may also conduct inspections of the clinical trial sites and the preclinical laboratories conducting pivotal safety studies to ensure compliance with Good Clinical Practice and Good Laboratory Practice requirements and may seek the advice of one of their Advisory Committees or other Centers with the FDA. If the FDA evaluations of the PMA application and the results of inspections are favorable, the FDA may issue an approvable letter, which usually contains a number of conditions that must be met in order to secure final approval of the PMA. Only when those conditions have been fulfilled to the satisfaction of the FDA will the FDA issue a PMA approval order, authorizing commercial marketing of the device for stated indications. The FDA also has the authority to impose certain post-approval requirements, such as post-market surveillance clinical trials, in the PMA approval order. FDA approval can be withdrawn for failure to comply with any post-approval requirements or for other reasons, such as the discovery of significant adverse effects.

CANADA

         In Canada, clinical trials and the commercialization of medical products require the approval of Health Canada. The Therapeutic Products Directorate ("TPD") of Health Canada regulates the manufacture and sale of medical devices in Canada. The Canadian Medical Device Regulations are similar to those of the United States and require that clinical studies be conducted to demonstrate the safety and effectiveness of devices prior to marketing. There must also be documented evidence that the devices are developed, manufactured, and produced under current quality system regulations and guidelines in order to ensure the quality of the product made available for sale. Approval of such technology is a multi-step process, and we are prohibited from promoting or commercializing our products prior to regulatory approval. For any clinical investigation and testing of our products in Canada, authorization by the TPD is required. In addition, before a study can commence at each participating clinical center, the center's IRB must approve the clinical protocol and other related documents.

         We must manufacture our devices under approved quality system conditions and must validate the performance characteristics of the devices to ensure that the devices perform safely, consistently, and reliably. The TPD has adopted ISO13485 and relies upon accredited registrars to certify manufacturers of medical devices. Our quality system was registered to ISO13485 in August 2001 and to ISO 13485:2003 in September 2006. Also, manufacturers of marketed devices must be licensed by Health Canada. Licensing is contingent upon successful certification by an accredited registrar.

         In addition to the regulatory product approval framework, we are also subject to municipal, provincial, and federal laws governing occupational safety, laboratory practices, the use, handling, and disposition of biological waste, environmental protection, and hazardous substance control. We may be subject to other current and future regulations, including future regulation of the biotechnology/pharmaceutical and/or medical device industry. We believe we are in material compliance with all such existing regulations.

C.       ORGANIZATIONAL STRUCTURE

         See Item 4A above.

D.       PROPERTY, PLANT AND EQUIPMENT

         We lease facilities at 2505 Meadowvale Boulevard, Mississauga, Ontario Canada L5N 5S1 and at the MaRS Discovery District, 101 College Street, Toronto, Ontario, Canada M5G 1L7. Effective January 1, 2007, the lease commitments at these premises cover a total of 38,369 square feet. In addition, Vasogen Ireland Limited leases premises in Ireland totaling approximately 5,500 square feet. We continually monitor our facility requirements in the context of our growth and the results of our research and development activities, and we expect these requirements to change commensurately with our activities.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

         The following discussion and analysis should be read in conjunction with the audited consolidated financial statements of the Company and notes thereto. See "Item 18. Financial Statements" The consolidated financial statements have been prepared in accordance with generally accepted accounting principles (GAAP) in Canada, which, except as described in Note 17 to Item 18, conform in all material respects with generally accepted accounting principles in the United States. All amounts are expressed in Canadian dollars unless otherwise noted. Annual references are to the Company's fiscal years, which end on November 30.

A.       OPERATING RESULTS

         We are a development-stage enterprise that dedicates our cash resources mainly to research and development ("R&D") activities. Our products have not yet been approved by regulatory authorities in all relevant jurisdictions and we have not yet marketed products commercially; as such, we do not currently generate any revenues from operations.

LOSS

         The loss for the years ended November 30, 2006, 2005, and 2004, is reflected in the following table:

Loss (in millions of dollars,
except per-share amounts)                2006         2005    (Decrease)          2005          2004     Increase
Loss                                 $   66.4    $    93.0    ( $  26.6)     $    93.0     $    74.6    $    18.4
Basic and fully diluted loss per
share                                $   0.71    $    1.17    ($   0.46)     $    1.17     $    1.07    $    0.10

         The loss during 2006 has decreased when compared with 2005. The reduction in the costs associated with our phase III clinical programs and the corporate costs associated with supporting these programs have been partially offset by the costs associated with the senior convertible notes. The loss during 2005 increased when compared with the similar period in 2004 primarily from higher costs associated with the expansion of our phase III clinical programs and the corporate costs associated with supporting these programs.

RESEARCH AND DEVELOPMENT

         The changes in R&D expense, and their key components, for the years ended November 30, 2006, 2005, and 2004, are reflected in the following table:

R&D expense (in millions of                                    Increase
dollars, except percentages)             2006         2005    (Decrease)          2005          2004     Increase
Clinical costs:
   Direct                            $   13.1     $   47.5     ($  34.4)      $   47.5      $   31.3     $   16.2
   Indirect                          $   13.6     $   17.8     ($   4.2)      $   17.8      $   14.0     $    3.8
Preclinical costs                    $    3.4     $    3.8     ($   0.4)      $    3.8      $    4.0    ($    0.2)
Intellectual property costs          $    2.2     $    1.8      $   0.4       $    1.8      $    2.2    ($    0.4)
Other costs                          $    0.4     $    0.6     ($   0.2)      $    0.6      $    0.3     $    0.3
Total R&D                            $   32.7     $   71.5     ($  38.8)      $   71.5      $   51.8     $   19.7
R&D expense as a percentage of the        63%          77%         (14%)           77%           77%          nil
sum of R&D and General and
Administration expenses


CLINICAL COSTS

         The expenditures related to our phase III Celacade programs are expensed for accounting purposes and are the key driver of our losses.

         The majority of the decrease in our R&D expenses for 2006, when compared with the same periods in 2005, resulted from a significant reduction in the clinical trial activities relating to the completion of our phase III programs. The increase in our R&D expense in 2005 compared with 2004 was driven primarily by the increase in the number of clinical sites participating in these programs and the associated increase in the number of patients enrolled.

         Direct costs to support these trials include expenses for clinical site fees, study monitoring, site close out, data management and analysis, and technology support. During 2005, the number of clinical sites participating in these programs and the number of patients enrolled in these programs were a significant driver of the direct costs; however, for the comparable periods in 2006, these costs were reduced substantially, as our phase III trials were completed. During 2005, the number of clinical sites initiated increased by 15% and the number of patients enrolled into our phase III trials increased by 113% when compared to 2004.

         Indirect costs to support these programs consist of salaries, professional fees, and other support costs. Indirect costs have decreased in 2006 as a result of a reduced level of service and technology development activity required to support the phase III clinical trials. Both direct and indirect costs increased significantly in 2005 compared with 2004 as the number of clinical sites initiated and the number of patients enrolled increased. The proportionate increase in indirect costs was not as great as the increase in direct costs.

         A more detailed summary of our phase III clinical trial in chronic heart failure is provided below.

CELACADE

         The key findings from the ACCLAIM trial of our Celacade technology in chronic heart failure were presented by Dr. Torre-Amione, Medical Director, Heart Transplant Program, Methodist DeBakey Heart Center at The Methodist Hospital, and Principal Investigator for the U.S. arm of the ACCLAIM trial in September at the World Congress of Cardiology 2006 in Barcelona, Spain and at the 10th Annual Scientific Meeting of the Heart Failure Society of America in Seattle, Washington.

         The double-blind, placebo-controlled ACCLAIM trial studied 2,408 subjects with chronic heart failure at 175 clinical centers in seven countries. ACCLAIM was designed to assess the ability of Celacade to reduce the risk of death or first cardiovascular hospitalization. Patients included in the study had NYHA Class II, III, or IV heart failure with a left-ventricular ejection fraction (LVEF) of 30% or less and had been hospitalized or received intravenous drug therapy for heart failure within the previous 12 months, or had NYHA Class III/IV heart failure with a LVEF of less than 25%.

         Patients in the ACCLAIM trial were receiving optimal standard-of-care therapy for heart failure, which at baseline included a number of pharmaceuticals such as diuretics (94%), ACE-inhibitors (94%) and beta-blockers (87%), as well as device therapies including automatic implantable cardioverter defibrillators (26%), and use of cardiac resynchronization therapy (10.5%). The placebo (n=1,204 patients) and Celacade (n=1,204 patients) groups were balanced for all important baseline characteristics, including demographics, left-ventricular ejection fraction (LVEF), NYHA classification, concomitant medical conditions, medications, and device therapies.

         The difference in time to death or first cardiovascular hospitalization (the primary endpoint of ACCLAIM) for the intent-to-treat study population was not statistically significant (p=0.22), however, the risk reduction directionally favored the Celacade group (hazard ratio=0.92).

         Celacade was shown to significantly reduce the risk of death or first cardiovascular hospitalization by 39% in the pre-defined subgroup of patients with NYHA Class II heart failure at baseline (n=689 patients, 216 events, p=0.0003) and in a pre-defined subgroup of patients with no prior history of heart attack at baseline, Celacade was also shown to significantly reduce the risk of death or first cardiovascular hospitalization by 26% (n=919 patients, 243 events, p=0.02).

         Furthermore, consistent with the impact of Celacade on the risk of mortality and morbidity in large subgroups within the ACCLAIM trial was the finding of a significant improvement in quality of life (as measured by the Minnesota Living with Heart Failure Questionnaire) for the patients assessed for quality of life in the intent-to-treat study population (p=0.04). Celacade was also shown to be well tolerated in the ACCLAIM patient population, and there were no significant between-group differences for any serious adverse events.

         In light of the findings from the ACCLAIM trial, preparations are now underway for a meeting with the Food and Drug Administration to discuss next steps with respect to the development of Celacade in the United States. We also have CE Mark regulatory approval for our Celacade medical device technology in the European Union and are currently in discussions to secure a partner necessary to support commercialization in that market.

VP025

         VP025, our lead product from a new class of drugs, is being developed to target the chronic inflammation within the central nervous system that is associated with a number of neurological diseases. In July 2005, we announced the successful completion of a phase I clinical trial of VP025. This double-blind, placebo-controlled, dose-escalation trial examined the safety and tolerability of three doses of VP025 in 24 healthy volunteers. Multiple administrations of either low, mid, or high doses of VP025 were shown to be safe and well tolerated when compared to placebo, and no drug-related serious adverse events were reported.

         In May 2006, we announced that preclinical findings from our VP025 drug development program demonstrated a significant reduction of several pro-inflammatory cytokines in a preclinical model of diabetes with diabetic retinopathy, a common complication of diabetes that eventually results in the loss of vision. Dr. Kyle Krady, Assistant Professor of Neural and Behavioral Sciences, Penn State College of Medicine, presented the findings on May 1 at the Scientific Sessions of the Association for Research in Vision and Ophthalmology (ARVO) Annual Meeting in Florida. Inflammation has been implicated in the pathogenesis of diabetic retinopathy. In a preclinical model designed to develop diabetes, VP025 was shown to have a significant effect (p<0.05) on reducing the expression, in the retina, of several pro-inflammatory cytokines including IL-1, IL-6, and MCP-1, which are associated with the initiation stages of diabetic retinopathy. Concurrently, the intramuscular administration of VP025 resulted in the increased expression of both IL-10 and TGF-beta, two potent anti-inflammatory cytokines. Based on information in the scientific literature and current research observations, we believe this effect is mediated via the regulation of microglial cell activation. Microglial cells are inflammatory cells found within the central nervous system and in the retina.

         Many neurological conditions are associated with an inflammatory response in the nervous system, including Alzheimer's disease, Parkinson's disease, and amyotrophic lateral sclerosis (ALS, also known as Lou Gehrig's disease). These conditions are characterized by increased levels of inflammatory mediators, including cytokines, leading to the death of nerve cells and the eventual loss of functional activity. Due to the prevalence, morbidity, and mortality associated with neuro-inflammatory diseases, they represent a significant medical, social, and financial burden.

         Based on the successful phase I clinical trial, we are now preparing to initiate a phase II program. The expenditures associated with the phase II trial are expected to be similar to the costs incurred with the phase I trial.

PRECLINICAL COSTS

         Our preclinical research programs are focused on developing a new class of drugs, the lead candidate being VP025. We have completed a phase I study of VP025. Additional preclinical studies are ongoing to continue the advancement of VP025 for various indications.

         The R&D expenditures associated with preclinical research activities during 2006, 2005 and 2004 were primarily the result of the above studies, as well as other preclinical studies necessary to support the advancement of VP025 into clinical development. Preclinical costs for 2006 have decreased when compared to the same period in 2005 as we have increased our focus on activities associated with preparations to initiate a phase II study.
Preclinical costs were comparable in 2005 and 2004, as significant work was done on supporting the development of VP025.

INTELLECTUAL PROPERTY

         Our research and development initiatives have resulted in the filing of numerous patent applications. We own patents and pending patent applications relating to our products and technologies in the United States and other jurisdictions around the world. Our intellectual property expenditures primarily consist of fees paid to patent offices worldwide and to external patent counsel. These costs are included in R&D expense and are expensed as incurred. These costs are a result of advancing our patent protection into additional countries through international patent grants, and additional patent and trademark activities associated with protecting our existing technologies, as well as new discoveries and developments resulting from our research and development programs.

         The costs for 2006 are higher than the costs for the same periods in 2005. In addition to a higher level of activity surrounding our existing patent portfolio, we carried out additional patent activities to protect intellectual property arising from the ACCLAIM clinical trial.

GENERAL AND ADMINISTRATION

         The changes in general and administration expense, and their key components, for the years ended November 30, 2006, 2005, and 2004, are reflected in the following table:

General and Administration expense                             Increase
(in millions of dollars)                 2006         2005    (Decrease)          2005          2004     Increase
Infrastructure and other support
costs                                $   16.6     $   19.3     ($   2.7)      $   19.3      $   13.3     $    6.0
Insurance
                                     $    1.7     $    1.5      $   0.2       $    1.5      $    1.4     $    0.1
Professional fees
                                     $    1.0     $    1.3     ($   0.3)      $    1.3      $    1.2     $    0.1
Total General and Administration
expense                              $   19.3     $   22.1     ($   2.8)      $   22.1      $   15.9     $    6.2

         Infrastructure and other support costs include salaries and related employee costs for those employees not directly involved in research and development, as well as facility-related and information technology expenditures for all employees. These costs have decreased in 2006 when compared to 2005 as a result of a reduced level of activity required to support the current operations and increased for 2005 when compared to 2004 as a result of an increased level of activity required to support operations in 2005. The 2006 cost reduction is primarily driven by a decrease in full time employees to 125 as at November 30, 2006 from 172 as at November 30, 2005, which was an increase from 149 as at November 30, 2004. Insurance costs have increased moderately in 2006 when compared to 2005 and in 2005 when compared to 2004 as a result of market conditions that impacted our insurance premiums. Professional fees include expenditures for legal, tax, accounting, and other specialized services. These costs have decreased moderately for 2006 when compared to 2005, and increased moderately for 2005 when compared to 2004 as a result of the relatively stable level of activity required to support current operations.

FOREIGN EXCHANGE

         The foreign exchange gain or loss for the years ended November 30, 2006, 2005, and 2004, is reflected in the following table:

Foreign Exchange
(in millions of dollars)                 2006         2005     Decrease           2005          2004     Decrease
Foreign exchange (gain) loss         $    0.1     ($   0.7)    $    0.8       ($   0.7)     $    8.3     $    9.0

         In prior periods we held a more significant amount of U.S. dollar cash and cash equivalents and restricted cash. Under the terms of the 2005 convertible note financing, we have issued a US$5.6 million letter of credit to the noteholders. The letter of credit is fully secured by US$5.6 million of restricted cash. We are also holding U.S. dollars to make the final payments for R&D expenditures denominated in U.S. dollars related to our completed phase III clinical trials and future operating expenditures denominated in U.S. dollars. U.S. dollar holdings amounted to approximately US$14.5 million and US$41.6 million at November 30, 2006, and November 30, 2005, respectively. As our functional or measurement currency is the Canadian dollar, U.S. dollar exchange rate fluctuations may have a significant impact from an accounting perspective, but they do not impair or enhance our ability to pay these U.S. dollar denominated R&D expenses.

         The year-end conversion rates from the U.S. dollar to the Canadian dollar for November 30, 2006, 2005 and 2004 were 1.1422, 1.1669 and 1.1858, respectively. In 2006, losses resulting from cash being held in U.S. dollars have been partially offset by gains on liabilities that are denominated in U.S. dollars.

INVESTMENT INCOME

         Investment income for the years ended November 30, 2006, 2005, and 2004, is reflected in the following table:

Investment Income
(in millions of dollars)           2006         2005    (Decrease)          2005          2004     Increase
Investment income              $    2.0     $    2.3     ($   0.3)      $    2.3      $    1.4     $    0.9

         Despite higher interest rates, investment income for 2006 was lower when compared with 2005, due to a decline in the amount of cash and cash equivalents, marketable securities and restricted cash on hand. Interest rates on one-month commercial paper denominated in Canadian dollars averaged 4.06% in 2006, compared with 2.68% in 2005. Similarly, one-month U.S. dollar-denominated commercial paper averaged 4.99% in 2006, compared with 3.19% in 2005. Investment income in 2005 increased when compared to 2004 as a result of higher interest rates available in the marketplace. The rate on one-month U.S. commercial paper rose by roughly 200 basis points, while the one-month Canadian rate rose by approximately 55 basis points.

OTHER EXPENSES

         Other expenses for the years ended November 30, 2006, 2005, and 2004, are reflected in the following table:

Other expense
(in millions of dollars)                 2006         2005     Increase           2005          2004     Increase
Interest expense on senior
convertible notes payable            $    0.9     $    0.3     $    0.6       $    0.3      $    0.0     $    0.3
Accretion of the carrying value of
senior convertible notes payable     $    7.8     $    1.7     $    6.1       $    1.7      $    0.0     $    1.7
Amortization of deferred financing
costs                                $    2.5     $    0.4     $    2.1       $    0.4      $    0.0     $    0.4
Loss on debt extinguishment
                                     $    5.0     $    0.0     $    5.0       $    0.0      $    0.0     $    0.0
Total
                                     $   16.2     $    2.4     $   13.8       $    2.4      $    0.0     $    2.4

         Except for interest expense, other expenses associated with the senior convertible notes are non-cash expenditures. These expenses are higher for 2006, when compared to the same period in 2005, as the senior convertible notes were issued during October 2005. Therefore there were no similar expenses incurred in 2004.

         Except as described under Item 4 or elsewhere in this document, there are no governmental economic, fiscal, monetary or political policies or factors that have materially affected, or could materially affect, directly or indirectly, the Company's operation or investments by US shareholders.

B.       LIQUIDITY AND CAPITAL RESOURCES

         Since our inception, we have financed our operations primarily from public and private sales of equity, the issuance of senior convertible notes, the exercise of warrants and stock options, and interest on funds held for future investments.

         On November 14, 2006 we completed a public offering for gross proceeds of $23.1 million (US$20.3 million), resulting in the issuance of 43.2 million common shares, 17.3 million five-year warrants to purchase common share at US$0.63 per share and 4.3 million six-month warrants to purchase common shares at US$0.53 per share. This financing triggered the anti-dilution adjustments contained in the senior convertible notes and warrants that were issued on October 7, 2005 which are discussed in greater detail below.

         On October 7, 2005, our wholly-owned subsidiary, Vasogen Ireland Limited, raised gross proceeds of US$40 million through the issuance of senior convertible notes ("the notes"). Costs of this transaction, including agency and legal fees and other expenses, were US$3.6 million. The notes have a maturity date of two years from issuance and bear interest at a rate of 6.45%. As of January 1, 2007, the principal amount outstanding under the convertible notes was US$4.6 million. The outstanding notes are convertible at the investors' option into our common shares at an adjusted conversion price of US$1.99 subject to anti-dilution and other adjustments as provided in the notes. We are required to repay the notes in equal monthly installments and we may elect to repay principal in any combination of cash or common shares at our option, provided certain conditions are met. Starting with the November 1, 2006 installment we can no longer issue shares based on a discount of the share price to the note holders as we have exceeded the limit for the discounted shares that was established in the financing. As a result each installment payment made in shares will require us to issue shares at 100% of the share price and make the note holders whole with a cash payment equal to the 10% of the installment amount. We also have the option to accelerate payments of outstanding principal of up to US$8.0 million on each installment date if our share price is greater than US$1.00 per share, or up to 40% of the principal outstanding each calendar year if our share price is greater than US $4.00 per share, subject to issuance of additional warrants in connection with exercising this option. For the March, April, and May 2006 installment payments, we elected to make a US$1.8 million acceleration payment with each installment to the debt holders and a US$2.8 million acceleration payment with the June 2006 installment. In respect of the March 1, 2006, acceleration payment, we issued an additional 390,000 warrants exercisable at an adjusted exercise price of US$2.06 for a term of five years from the date of issue, and in respect of each of the April 1 and May 1, 2006 acceleration payments, we issued an additional 390,000 warrants exercisable at an adjusted exercise price of US$1.99 for a term of five years from the date of issue. In respect of the June 1, 2006 acceleration payment, we issued an additional 606,666 warrants exercisable at an adjusted exercise price of US$1.99 for a term of five years from the date of issue. On February 2, 2006, one of the note holders exercised its option to convert US$300,000 of the senior convertible notes, which resulted in 100,000 shares being issued to the debt holder.

         As a result of the financing that was completed on November 14, 2006 the conversion price of the senior convertible notes was reduced to US$1.99 from US$3.00 in accordance with the anti-dilution provisions contained within the notes. The anti-dilution provisions also provided that the exercise price of the 4,720,000 warrants outstanding to the note holders at an exercise price of US$3.00 was reduced to US$1.99 and the exercise price of the 390,000 warrants at an exercise price of US$3.11 was reduced to US$2.06. In addition, the 5.1 million warrants outstanding can now be exercised for 7.7 million common shares, which is an increase from the 5.1 million common shares prior to the anti-dilution provisions that were triggered by the November 14, 2006 financing.

         Under the terms of the notes, commencing September 1, 2006, we must maintain a net cash balance of 110% of the principal outstanding under the notes. Any failure to maintain such net cash balance of 110% would constitute an event of default as described below. We have satisfied the net cash balance test at all times beginning September 1, 2006. We are required to maintain a letter of credit in connection with these notes payable in the amount of US$5.6 million, which is fully secured by cash on hand. The terms of the notes allowed us to reduce the US$10.0 million original amount of the letter of credit by US$4.4 million, an amount equal to one half of the difference between US$17.0 million and the aggregate principal amount of the notes outstanding of US$8.2 million on November 1, 2006. The letter of credit and the restricted cash required to secure the letter of credit can be further reduced at our option after the outstanding principal amount of the convertible notes has been reduced by a further $2 million, such reduction amount to equal the difference between (A) one-half of the difference between (i) US$17 million and (ii) the aggregate principal amount of the senior convertible notes then outstanding and (B) the aggregate amount of any prior reductions of the letter of credit amount.

         If an event of default or a change of control should occur, note holders will be entitled to require the redemption of their notes, in whole or in part, at a price determined according to a formula outlined in the notes. The holders have the right to demand repayment in cash or in common shares at 125% of the face amount of principal outstanding in the event of default, or at 115% of the face amount of principal outstanding in the event of a change in control or the value of the common shares the holder would otherwise have received on conversion of the shares prior to the event of default or the change in control.

         Under the notes, inter-company indebtedness between the Company and its subsidiaries must be subordinate in right of payment to the indebtedness evidenced by the notes. Subject to the foregoing and normal course tax requirements, there are no legal or economic restrictions on the ability of the Company's subsidiaries to transfer funds to the Company in the form of cash dividends, loans or advances and such restrictions are not expected to have any impact on the ability of the Company to meet its cash obligations.

         On February 2, 2005, we completed a public offering for gross proceeds of $52.5 million (US$42.3 million), resulting in the issuance of 9,005,000 common shares.

         During 2006, we did not receive funds from the exercise of options and warrants, compared with $0.6 million and $1.3 million in 2005 and 2004, respectively. The total number of common shares outstanding at November 30, 2006, increased to 156.7 million from 82.3 million at November 30, 2005. The number of options and warrants outstanding at November 30, 2006, is 37.4 million. The conversion rate of the options and warrants is on a one-to-one basis for common shares excluding 5.1 million warrants that have been issued to the note holders which are now convertible into common shares at a rate of approximately one and a half common shares for one warrant.

         As at January 30, 2007, we have 168.3 million common shares outstanding; 7.9 million options to purchase common shares outstanding; and
29.3 million warrants to purchase 31.9 million common shares. It is our present intention to issue common shares on repayment of the notes as described above, provided certain conditions are met.

         At November 30, 2006, our cash and cash equivalents, marketable securities and restricted cash totaled $36.8 million, compared with $85.2 million at November 30, 2005. The decrease is a result of the cash used in operations during 2006. In addition, two installment payments under the senior convertible notes, one in the amount of $2.1 million (US$1.8 million) and the other in the amount of $1.7 million (US$1.5 million) were paid in cash. The letter of credit and amount of restricted cash was reduced by $5.0 million (US$4.4 million) and may be reduced further at our option, as described above. We invest our cash resources in liquid government and corporate debt instruments having a single "A" credit rating or greater. We do not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to interest rates on our investments, owing to the relative short-term nature of the investments.

         We are exposed to market-rate risk related to changes in interest rates and foreign exchange rates between the Canadian and U.S. dollars, which could affect the value of our marketable securities or our cash and cash equivalents. At November 30, 2006, we held directly or indirectly through forward currency contracts U.S. dollar denominated securities in the amount of US$8.9 million excluding cash that is not invested in securities or held as restricted cash.

         In November 2006, we entered into a contract to purchase Canadian dollars totaling $9.2 million (US$8.0 million), and concurrently entered into forward contract to purchase the U.S. dollars back in December 2006. The Canadian dollars were acquired to enable us to invest our cash resources in Canadian investments; however, the forward contract enabled us to preserve our U.S. funds, even when converted to Canadian dollars. Our U.S. funds will be used to cover operating expenditures denominated in U.S. dollars and the final U.S. dollar payments associated with our phase III clinical trials. At November 30, 2006, the equivalent value of these forward contracts, when compared to the amount due on maturity, resulted in a nominal net unrealized foreign exchange loss. The fair value of these contracts has been included in current liabilities.

         In November 2005, we entered into contracts to purchase Canadian dollars totaling $59.0 million (US$50.0 million), and concurrently entered into forward contracts to purchase the U.S. dollars back at specific future dates. These forward contracts matured in December 2005 and February 2006. The Canadian dollars were acquired to enable us to invest our cash resources in Canadian investments; however, these forward contracts enabled us to preserve our U.S. funds, even when converted to Canadian dollars. Our U.S. funds were used to cover U.S. expenditures associated with our phase III clinical trials.

         In November 2005, we entered into contracts to sell Canadian dollars, totaling $30.1 million (US$25.3 million), at specific times, and concurrently entered into forward contracts to purchase the Canadian dollars back at specific future dates. These forward contracts matured in December 2005. These Canadian funds were used to fund Canadian dollar expenditures during fiscal 2006.

         Our net cash used in operating activities for 2006, was $64.4 million compared with $74.6 million and $55.8 million for 2005 and 2004, respectively. Other than our losses, changes in our working capital had the most significant impact on our cash used in operations. Our working capital is affected by the increase or decrease in our accounts payable and accrued liabilities as a result of certain expenses incurred in our phase III clinical trials that were not paid until certain trial milestones were reached, such as the receipt of final study reports from clinical sites at the end of the trials. In 2006, virtually all of these milestones were achieved which resulted in the payment of cash related to the expenditures incurred in 2005 and 2004.

         We intend to continue to use our capital resources to fund our research and development activities and potentially for the commercialization of Celacade in Europe where we have been granted the CE mark. The Company is currently seeking a partner to participate in the commercialization of Celacade in Europe. The amount of capital resources to be allocated to these activities will depend upon the scale of programs undertaken and is subject to further analysis. Management believes that the Company's current level of cash and cash equivalents is sufficient to fund planned expenditures for the next 12 months. We intend to continue to raise additional financing through strategic alliance arrangements, the exercise of options and warrants, and the issuance of new share capital, as well as through other financing opportunities. There can be no assurance that additional financing will be available and, if available, will be on terms acceptable to us. The availability of financing will be affected by the results of our pre-clinical and clinical research, including the ACCLAIM trial which failed to reach its primary endpoint, our ability to advance the development of Celacade and obtain regulatory approvals, the market acceptance of our products, the state of the capital markets generally (with particular reference to biotechnology companies), the status of our listing on the NASDAQ Global market, strategic alliance agreements, and other relevant commercial considerations.

         The terms of the notes may limit our ability to incur additional secured or unsecured debt while the notes are outstanding. As long as the notes are outstanding, we and our subsidiaries are prohibited from incurring or guaranteeing any indebtedness other than the indebtedness under the notes and certain other permitted indebtedness, which includes indebtedness that is pari passu with or subordinate to the indebtedness under the notes and that does not provide for any payments of principal or premium until at least 91 days after the maturity date of the notes; indebtedness to trade creditors incurred in the ordinary course of business; intercompany indebtedness which is subordinate in right of payment to the indebtedness under the notes; and indebtedness the proceeds of which are used to redeem, repay, or otherwise retire the notes. In addition, the notes contain anti-dilution provisions, which could require the adjustment of the conversion price of the notes in the event of certain types of share issuances below the current conversion price of US$1.99. Based on acceleration payments and installment payments made to date and assuming the continued payment of the equal monthly installments of US$1.8 million, the notes will be completely repaid as of April 1, 2007. We generally assess circumstances in advance of each installment date and make a determination as to whether to make an installment payment in cash or shares or a combination of both.

         As of the end of the 2006 financial year and to the date hereof, the Company has no material commitments for capital expenditures. As disclosed elsewhere in this document, the Company is continuing its analysis of the ACCLAIM results and is preparing to meet with the FDA and Health Canada to present data related to the significant risk reduction observed in NYHA Class II patients and to discuss next steps. In addition, as disclosed elsewhere in this document, the Company is discussing Celacade's commercial potential in Europe under the CE Mark with prospective partners. While no assurances can be provided that either initiative will be successful, capital expenditures associated with such initiatives would be funded from current cash resources and further financings.

C.       RESEARCH AND DEVELOPMENT, PATENTS, AND LICENSES, ETC

         We expense all R&D costs. The majority of our research is outsourced to medical institutions, under contractual agreements, for which expenditures are settled with cash payments that are aligned with the achievement of pre-defined activities. The costs of our prepaid clinical supplies are deferred, on the basis that these supplies have future alternative uses related to the various clinical applications of our Celacade technology, and are expensed as they are shipped to outsourced research centers or clinical sites.

         The cost of our acquired technology, representing part of our platform medical device technology, is amortized on a straight-line basis over 20 years in recognition of the term of the acquired patent.

         Our ability to recover the carrying value of our acquired technology and clinical supplies is impacted by several factors, including, but not limited to, the progress of clinical trials, our ongoing ability to fund clinical trials, feedback and decisions from health regulators regarding clinical trial results and reimbursement, ongoing technological improvements, technological obsolescence, the timing of product launch, the development of our patent portfolio, the ability to defend any claims made by third parties against our intellectual property, and our financial ability to challenge those third parties who may infringe our intellectual property. Based on analysis to date, we believe that the results of the phase III ACCLAIM trial warrant efforts to advance the development of Celacade in a pre-defined sub-group and that the value of our acquired technology and the clinical supplies is recoverable. The majority of our direct clinical R&D expenditures was related to our phase III ACCLAIM trial and was payable in U.S. dollars. In addition, a significant component of the direct costs of our ACCLAIM trial was payable in euros. The majority of general and administration costs are payable in Canadian dollars.

         For the years ended November 30, 2006, 2005 and 2004, the Company spent $32.7 million, $71.4 million, and $51.8 million, respectively, on research and development. At the present time, the Company's principal expenditures are focused on the advancement of the company's research and development program. Over the past three years, Vasogen has raised approximately $185.7 million in net proceeds from the issuance of equity securities and convertible notes to investors and the exercise of options and warrants. The Company's common shares are listed on the Toronto Stock Exchange under the symbol "VAS" and on the NASDAQ under the symbol "VSGN".

D.       TREND INFORMATION

         It is important to note that historical patterns of expenditures cannot be taken as an indication of future expenditures. The amount and timing of expenditures and availability of capital resources vary substantially from period to period, depending on the level of research and development activity being undertaken at any one time and the availability of funding from investors and prospective commercial partners.

         The following table presents unaudited selected financial data for each of the last eight quarters ended November 30, 2006:

                          Loss for the    Basic and diluted   Foreign exchange
                         period (000's)    loss per share    gain/(loss) (000's)
                         --------------    --------------    -------------------
November 30, 2006         ($10,024)        ($     0.09)        $     56

August 31, 2006           ($14,566)        ($     0.15)        $     12

May 31, 2006              ($22,438)        ($     0. 26)      ($    169)

February 28, 2006         ($19,332)        ($     0. 23)      ($      3)

November 30, 2005         ($24,010)        ($     0.29)        $    146

August 31, 2005           ($24,069)        ($     0.30)       ($  2,243)

May 31, 2005              ($25,071)        ($     0.31)        $    924

February 28, 2005         ($19,898)        ($     0. 27)       $  1,892

         Our quarterly losses increased significantly during 2005 as a result of the expansion of our phase III clinical programs and the corporate costs associated with supporting these programs. However, for 2006, our costs have decreased mainly as a result of the gradual ramping down of clinical activity leading to the database lock and subsequent analysis of our phase III clinical programs. This reduction has been partially offset by non-cash expenditures associated with the senior convertible notes. Both of these factors are discussed in greater detail elsewhere in this document. The operations of our Company are not subject to any material seasonality or cyclicality factors.

         The loss in the fourth quarter of 2006 decreased when compared to that in the third quarter of 2006 mainly as a result of a reduction in our R&D expenses. R&D and general and administration expenses for the fourth quarter were $7.9 million, compared with $11.2 million in the third quarter. In addition, expenses associated with the convertible debt decreased by $1.4 million, as we made no acceleration payments during the fourth quarter of 2006.

         Except as disclosed elsewhere in this document, the Company knows of no trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on the Company's liquidity or capital resources or that would cause reported financial information not necessarily to be indicative of future operating results or financial conditions.

E.       OFF-BALANCE SHEET ARRANGEMENTS

         We have no debt, guarantees, off-balance sheet arrangements, or capital lease obligations other than those associated with the senior convertible note financing that was completed October 7, 2005 and outstanding forward exchange contracts, which are discussed elsewhere in this document.

F.       CONTRACTUAL OBLIGATIONS

         Our contractual obligations as of November 30, 2006 are as follows:

Contractual Obligations                 Less than 1                                   More than
(in millions of dollars)    Total       year           1 - 3 years    4 - 5 years     5 years
Operating lease
obligations                 $1.6        $0.6           $1.0           nil             nil
Senior convertible notes    US$8.2      US$8.2         nil            nil             nil

         We have granted royalties to arm's-length third parties based on gross amounts receivable by us from future commercial sales of our Celacade technology, aggregating 1.5% on all sales, to a maximum royalty of $1.3 million per annum and an additional 2% with respect to revenue derived from certain applications of this technology, to a maximum royalty of $5.0 million per annum. To date, no royalties are due and/or payable. In October 2005, we issued the notes described above. Under the current terms and conditions this obligation requires a principal payment of approximately US$1.8 million per month payable in shares or cash at our discretion together with interest payable in cash.

G.       SAFE HARBOR

         Certain statements in this document constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or "forward -looking information" under the Securities Act (Ontario). These statements may include, without limitation, summary statements relating to results of the ACCLAIM trial in patients with chronic heart failure, plans to advance the development of Celacade(TM), statements concerning our partnering activities and health regulatory submissions, strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management. In some cases, you can identify forward-looking statements by terminology such as "may", "will", "should", "expects", "plans", "anticipates", "believes", "estimated", "predicts", "potential", "continue", "intends", "could", or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of these forward-looking statements, including assumptions about the nature, size and accessibility of the market for Celacade in the treatment of chronic heart failure, particularly in Europe, the regulatory approval process leading to commercialization, the availability of capital on acceptable terms to pursue the development of Celacade and the feasibility of additional trials. You should not place undue reliance on our forward-looking statements which are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, the outcome of further analysis of the ACCLAIM trial results, the requirement or election to conduct additional clinical trials, delays or setbacks in the regulatory approval process, securing and maintaining corporate alliances, the need for additional capital and the effect of capital market conditions and other factors on capital availability, the potential dilutive effects of any financing, risks associated with the outcome of our research and development programs, the adequacy, timing and results of our clinical trials, competition, market acceptance of our products, the availability of government and insurance reimbursements for our products, the strength of intellectual property, reliance on subcontractors and key personnel, losses due to fluctuations in the U.S.-Canadian exchange rate, and other risks detailed from time to time in our public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies. Additional risks and uncertainties relating to our Company and our business can be found in the "Risk Factors" section of our Annual Information Form and Form 20-F for the year ended November 30, 2006, as well as in our later public filings. The forward-looking statements are made as of the date hereof, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Unless otherwise indicated, numerical values indicating the statistical significance ("p-values") of results included in this document are based on analyses that do not account for endpoint multiplicity.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.       DIRECTORS AND SENIOR MANAGEMENT

                             DIRECTORS AND OFFICERS

         The names and municipalities of residence of all our directors and officers as at the date hereof, the offices presently held, principal occupations, and the year each director or officer first became a director or officer are set out below. Each director was elected to serve until the next annual meeting of our shareholders or until his successor is elected or appointed. Officers are appointed annually and serve at the discretion of the Board of Directors.

-----------------------------------------------------------------------------------------------------------------
                          POSITION WITH THE COMPANY AND
                          PRINCIPAL OCCUPATION FOR THE LAST                                 DIRECTOR/OFFICER
NAME AND RESIDENCE(3)     FIVE YEARS                           OTHER PUBLIC COMPANY BOARDS  SINCE
-----------------------------------------------------------------------------------------------------------------
TERRANCE H. GREGG(2)      Chairman of the Board and Director   Amylin Pharmaceuticals,      September 1999
Los Angeles, California,  of the Company.  Mr. Gregg is the    Inc.
USA                       former President of Medtronic        DexCom Inc.
                          MiniMed.  He became President and    LMS Medical Systems Limited
                          Chief Operating Officer of MiniMed
                          in 1996.
-----------------------------------------------------------------------------------------------------------------
WILLIAM R. GRANT(1)       Director of the Company.  Vice       Advanced Medical Optics,     November 1998;
New York,                 Chairman of Galen Associates.        Inc.                         Chairman from
New York, USA                                                  Massey Energy Company        March 2001 to March
                                                               Quest Diagnostics            2006
                                                                   Incorporated
-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------
                          POSITION WITH THE COMPANY AND
                          PRINCIPAL OCCUPATION FOR THE LAST                                 DIRECTOR/OFFICER
NAME AND RESIDENCE(3)     FIVE YEARS                           OTHER PUBLIC COMPANY BOARDS  SINCE
-----------------------------------------------------------------------------------------------------------------
DR. RONALD M.             Director of the Company.  Dr.        None                         January 2006
CRESSWELL(1)              Cresswell is the former Senior Vice
Ann Arbor, Michigan, USA  President and Chief Scientific
                          Officer of Warner Lambert.
-----------------------------------------------------------------------------------------------------------------
DAVID G. ELSLEY           President, Chief Executive Officer,  None                         January 1991
Oakville, Ontario,        and a Director of the Company.
Canada
-----------------------------------------------------------------------------------------------------------------
BENOIT LA SALLE(1)        Director of the Company.  President  Contact Image Inc.           January 1997
Montreal, Quebec, Canada  and Chief Executive Officer of       ART Research Technologies
                          SEMAFO Inc.                          LMS Medical Systems Limited
                                                               Pebercan Inc.
                                                               SEMAFO Inc.
                                                               20/20 Technologies Inc.
-----------------------------------------------------------------------------------------------------------------
ELDON R. SMITH Calgary,   Vice President, Scientific Affairs,  Canadian Natural Resources   July 1998
Alberta, Canada           and a Director of the Company.       Limited
                                                               Overlord Financial Inc.
                                                               Sernova Corp.
-----------------------------------------------------------------------------------------------------------------
DR. CALVIN R. STILLER(2)  Director of the Company. Dr.         NPS Pharmaceuticals, Inc.,   January 2006
London, Ontario, Canada   Stiller is the former Chairman and   Residence Retirement REIT,
                          Chief Executive Officer of Canadian  CPL Trust, NeuroMedix Inc.
                          Medical Discoveries Fund Inc.
-----------------------------------------------------------------------------------------------------------------
JOHN C. VILLFORTH(2)      Director of the Company.  Former     EduNeering Inc.              March 2001
Gaithersburg, Maryland,   President and Executive Director,
USA                       Food and Drug Law Institute.
-----------------------------------------------------------------------------------------------------------------
DR. ANTHONY E. BOLTON     Chief Scientific Officer of the      None                         January 1995
Bakewell, Derbyshire,     Company
England
-----------------------------------------------------------------------------------------------------------------
CATHERINE M. BOUCHARD     Vice President, Human Resources,     None                         August 2006
Lakefield, Ontario,       formerly Director of Human
Canada                    Resources of the Company.  Ms.
                          Bouchard was formerly Director of
                          Human Resources at MDS
                          Laboratories.
-----------------------------------------------------------------------------------------------------------------
DR. JAY H. KLEIMAN        Chief Medical Officer and Head of    None                         December 2004
Lake Forest, Illinois,    Cardiovascular Development of the
USA                       Company.  Dr. Kleiman was formerly
                          Vice President, Clinical Affairs of
                          Northfield Laboratories, and
                          formerly Medical Director,
                          Cardiovascular/Metabolic Clinical
                          Research for the G. D. Searle
                          division of Pharmacia (now Pfizer).
-----------------------------------------------------------------------------------------------------------------
SUSAN F.  LANGLOIS        Vice President, Regulatory Affairs   None                         May 2003
Bolton, Ontario, Canada   of the Company.  Ms. Langlois  was
                          formerly Vice-President, Clinical
                          and Regulatory Affairs at Hemosol
                          and Director, Global Regulatory
                          Affairs at Connaught Laboratories
                          Ltd.
-----------------------------------------------------------------------------------------------------------------
JACQUELINE H.R. LE SAUX   Vice-President, Corporate & Legal     None                         July  2005
Toronto, Ontario, Canada  Affairs of the Company.  Ms. Le
                          Saux was formerly a legal and
                          business development executive with
                          Sanofi-aventis Canada, Zinc
                          Therapeutics, Ellipis Biotherapeutics
                          and Draxis Health.
-----------------------------------------------------------------------------------------------------------------
BERNARD LIM               Senior Vice President, Operations,    None                         March 2001
Oakville, Ontario,        formerly, Vice-President Technology
Canada                    of the Company.  Mr. Lim was
                          formerly the Managing Director of
                          WELMED (IVAC), and formerly Managing
                          Consultant of Belle Consulting.
-----------------------------------------------------------------------------------------------------------------
DR. MICHAEL E. SHANNON    Vice President, Medical Affairs of   None                         September 2004
Picton, Ontario, Canada   the Company.  Dr. Shannon was
                          formerly Vice President, Medical
                          Sciences for Hemosol Inc., Senior
                          Medical Advisor and Principal for
                          the Canadian Auditor General, and
                          the Director General of the
                          Laboratory Center for Disease
                          Control, Health Canada.
-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------
                          POSITION WITH THE COMPANY AND
                          PRINCIPAL OCCUPATION FOR THE LAST                                 DIRECTOR/OFFICER
NAME AND RESIDENCE(3)     FIVE YEARS                           OTHER PUBLIC COMPANY BOARDS  SINCE
-----------------------------------------------------------------------------------------------------------------
PAUL J. VAN DAMME         Vice-President, Finance, and Chief   None                         December 2005
Toronto, Ontario, Canada  Financial Officer.  Mr. Van Damme
                          was formerly Chief Financial
                          Officer of Lorus Therapeutics Inc.,
                          Affinity Express Inc., and
                          Electrovaya Inc.
-----------------------------------------------------------------------------------------------------------------
CHRISTOPHER J. WADDICK,   Chief Operating Officer and          None                         March 1997
Georgetown, Ontario,      formerly Executive Vice President,
Canada                    Chief Financial Officer, and
                          Treasurer of the Company.
-----------------------------------------------------------------------------------------------------------------

Notes:
1.   Member of the Audit Committee of the Board of Directors.
2. Member of the Compensation, Nominating, and Corporate Governance Committee of the Board of Directors.
3. The Company does not have an executive committee of the Board of Directors.

         As of November 30, 2006, the directors and executive officers of the Company as a group beneficially own, directly or indirectly, or exercise control or direction over 1,368,083 common shares, representing approximately 1% of the issued common shares of the Company.

         On December 9, 2002, BridgePoint International Inc., a company of which Mr. Benoit La Salle was a director and chairman, announced in a press release that cease trade orders had been issued with respect to its shares by the securities regulatory authorities in each of Quebec, Ontario, Manitoba, Alberta, and British Columbia as a consequence of its default in filing its audited financial statements for the year ended June 30, 2002 within the prescribed time period. On or before April 1, 2003, all cease trade orders were revoked by these securities regulatory authorities.

                            SCIENTIFIC ADVISORY BOARD

         We have an independent Scientific Advisory Board ("SAB") to advise management and the Board of Directors on our scientific, technical, research, development, and commercialization endeavors. Members of the SAB are entitled to an annual honorarium and reimbursement for their reasonable out-of-pocket expenses incurred in connection with our business, and are eligible to receive stock options. Members of the SAB through their affiliation with universities, hospitals, and other centers of biomedical research may, from time to time, collaborate on or direct independent basic research, preclinical studies, and/or feasibility clinical trials involving our technologies and receive, in connection therewith, professional fees at market rates. The members of our SAB are:

ROBERT ROBERTS, MD, FRCP(C), FACC, CHAIRMAN

         Dr. Roberts is the President and CEO of the University of Ottawa Heart Institute, one of Canada's leading centers in cardiovascular medicine. Dr Roberts was formerly Chief of Cardiology, Don W. Chapman Professor of Medicine, and Professor of Molecular Physiology and Biophysics at Baylor College of Medicine in Houston, Texas, one of the world's leading centers for cardiovascular care, research, and education. Dr. Roberts is an active clinician and researcher recognized for his groundbreaking research on cardiac creatine kinase (CK-MB), a key diagnostic marker for cardiac injury, as well as for his original contributions to the molecular biology and genetics of heart disease. He and his research team are credited with uncovering the genetic basis for several inherited cardiac disorders. He is the author of more than 600 scientific publications and sits on several key editorial boards. Dr. Roberts has received many honors and awards, including the prestigious American College of Cardiology's 1998 Distinguished Scientist Award and the American Heart Association's Merit Award in 2001. In addition to his contributions to basic research, Dr. Roberts is also well recognized for his role as a principal investigator in several pivotal clinical trials related to the introduction of new therapies for heart disease.

STANLEY H. APPEL, MD

         Dr. Appel is Chair of the Department of Neurology at the Methodist Neurological Institute, and Professor of Neurology at Weill Medical College of Cornell University. He serves as the Director of the MDA/ALS Research and Clinical Center and is the former Director of the Alzheimer's disease Research Center at Baylor College of Medicine and previously served as the Director of the Jerry Lewis Neuromuscular Research Center at Baylor College of Medicine in Houston, Texas. Dr. Appel is a leading expert on degenerative neurological diseases, such as Parkinson's, Alzheimer's, and amyotrophic lateral sclerosis
(ALS), also known as Lou Gehrig's disease. Specifically, Dr. Appel focuses on the importance of neurotrophic factors and immune mechanisms, including the role of inflammatory cytokines in these diseases. He has served as an Advisory Board member of the Alzheimer's disease and Related Disorders Association and as a Council member of the American Society of Neurochemistry. For ten years, he acted as Editor-in-Chief for Current Neurology. Dr. Appel received his medical degree from Columbia College of Physicians and Surgeons and has over 350 scientific publications to his credit.

VALENTIN FUSTER, MD, PHD

         Dr. Fuster serves The Mount Sinai Medical Center as Director of Mount Sinai Heart, the Zena and Michael A. Wiener Cardiovascular Institute and the Marie-Josee and Henry R. Kravis Center for Cardiovascular Health. He is also the Richard Gorlin, MD/Heart Research Foundation Professor, Mount Sinai School of Medicine.

         Among the seemingly countless positions of distinction that he holds are Past President of the American Heart Association, President of the World Heart Federation, a member of the Institute of Medicine of the National Academy of Sciences, a former member of the National Heart, Lung and Blood Institute Advisory Council, and former Chairman of the Fellowship Training Directors Program of the American College of Cardiology. Sixteen distinguished universities throughout the world have granted him honoris causa. Dr. Fuster is President of the Scientific Advisory and External Evaluation Committee at the Fundacion Centro Nacional de Investigaciones Cardiovasculares Carlos III (CNIC) in Madrid, Spain.

         Dr. Fuster is the recipient of three major ongoing NIH grants. He has published more than 400 articles on the subjects of coronary artery disease, atherosclerosis and thrombosis, and he has become the lead Editor of two major textbooks on cardiology, `The Heart' (previously edited by Dr. J. Willis Hurst) and "Atherothrombosis and Coronary Artery Disease" (with Dr. Eric Topol and Dr. Elizabeth Nabel). Dr. Fuster is also Editor-in-Chief of the Nature journal that focuses on cardiovascular medicine.

         Dr. Fuster is the only cardiologist to receive all four major research awards from the four major cardiovascular organizations: The Distinguished Researcher Award (Interamerican Society of Cardiology, 2005), Andreas Gruntzig Scientific Award (European Society of Cardiology, 1992), Distinguished Scientist (American Heart Association, 2003), and the Distinguished Scientist Award (American College of Cardiology, 1993).

         In addition, he has received the Lewis A. Conner Memorial Award by the American Heart Association, the James B. Herrick Achievement Award from the Council of Clinical Cardiology of the American Heart Association, the 1996 Principe de Asturias Award of Science and Technology (the highest award given to Spanish-speaking scientists), the Distinguished Service Award from the American College of Cardiology, and the Gold Heart Award (American Heart Association's highest award). Most recently, Dr. Fuster was inducted into the prestigious European Academy of Yuste.

         After receiving his medical degree from Barcelona University and completing an internship at Hospital Clinic in Barcelona, Dr. Fuster spent several years at the Mayo Clinic, first as a resident and later as Professor of Medicine and Consultant in Cardiology. In 1981, he came to Mount Sinai School of Medicine as head of Cardiology. From 1991 to 1994, he was Mallinckrodt Professor of Medicine at Harvard Medical School and Chief of Cardiology at the Massachusetts General Hospital. He returned to Mount Sinai in 1994 as Director of the Zena and Michael A. Wiener Cardiovascular Institute.

RICHARD G. MILLER, PHD, FRSC

         Dr. Miller is Professor and past-Chairman of the Department of Medical Biophysics and Professor and founding Chairman (1984-1990) of the Department of Immunology at the University of Toronto. He is a past-President of the Canadian Society of Immunology and a Fellow of the Royal Society of Canada. As an internationally recognized scientist and leader in the field of immunology, he has received many honors, including being invited as a visiting scientist to many of the world's leading immunology centers. He is the author of over 150 publications and numerous book chapters and has been a member of the editorial board of several key scientific journals in the areas of immunology and cancer. Dr. Miller is a gold medal graduate in Physics from the University of Alberta and was awarded his PhD at the California Institute of Technology.

MILTON PACKER, MD

         Dr. Packer is Professor and Chair of the Department of Clinical Sciences and the Gayle and Paul Stoffel Distinguished Chair in Cardiology, Southwestern Medical Center, University of Texas. He is the former Chief of the Division of Circulatory Physiology at the Columbia University College of Physicians and Surgeons, and the former Director of the Heart Failure Center at the Columbia-Presbyterian Medical Center in New York City. One of the leading experts in the pathophysiology and treatment of heart failure, Dr. Packer has made significant contributions to heart failure research and has been instrumental in the introduction of a number of new treatments. The author of more than 200 papers, he has won numerous honors for teaching and has lectured around the world, including a number of prestigious named lectureships, on the treatment of heart failure. He has served, or currently serves, on the editorial boards of many major medical journals, including Circulation and Journal of the American College of Cardiology. He has also been elected to a number of societies, including the American Society for Clinical Investigation. He is currently on the executive committees of both the American Heart Association and the American College of Cardiology and is past-President of the Heart Failure Society of America. Dr. Packer is a primary consultant to the National Institutes of Health and the Food and Drug Administration on the management of heart failure and on matters related to cardiovascular research and drug development and health care policy.

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

         There are no family relationships between the directors, senior management of the Company and employees of the Company upon whose work the Company is dependent.

B.       COMPENSATION

DIRECTOR COMPENSATION

         During 2006, directors of the Company who were not full-time employees of the Company received an annual retainer of $30,000. In addition, a fee of $1,500 was paid for each Board or Board Committee meeting attended in person, or $1,000 if the Director participated by conference call. The chairpersons of the Audit Committee and of the Compensation, Nominating, and Corporate Governance Committee each received an additional annual retainer in the amount of $10,000 and $7,500, respectively. Directors are also entitled to be reimbursed for their reasonable and documented out-of-pocket expenses incurred on the business of the Company.

         The Company implemented a Directors' Deferred Share Unit and Stock Plan (the "DSU Plan") effective January 1, 2004 applicable to the 2004 fiscal year and subsequent years. Under the terms of the DSU Plan, non-employee directors are paid their directors' fees entirely in Deferred Share Units ("DSUs"), in lieu of any cash payment. The number of DSUs credited to an eligible director is determined by dividing the dollar amount of the fees otherwise payable to the director by the market value of the Company's common shares at the time of grant. DSU grants are effective as of the date of the meetings in respect of which fees are payable. A DSU is a bookkeeping entry credited to the account maintained for each eligible director and has the same value as one common share of the Company. A DSU may only be converted into cash and/or shares (as determined by the Company) after a participant ceases to be a director, with each DSU at the time of conversion having a value of one common share or the equivalent market value thereof. Because of the deferred payment feature of the DSU Plan, directors benefit only from long term increases in the value of the Company's shares arising over the term of their directorship thereby promoting a greater alignment of interest between the directors and the shareholders of the Company.

         The Company has reserved a maximum of 250,000 common shares for purposes of the DSU Plan. During fiscal 2006, the Company issued a total of 144,762 DSU's to directors in respect of aggregate fees of $270,000. During fiscal 2006, 23,958 DSUs with a value of $33,761 have been converted to cash or shares of the Company.

         Directors of the Company are also eligible to be granted stock options. During fiscal 2006, non-management directors of the Company, other than the Chairman of the Board, were awarded options to acquire 15,000 common shares each, and the Chairman of the Board was awarded options to acquire
25,000 common shares. During 2006, options to acquire 100,000 common shares were granted to non-management directors.

EXECUTIVE COMPENSATION

         The following table sets forth all compensation for the periods indicated in respect of the individuals who were, as at November 30, 2006, the Chief Executive Officer of the Company, the Chief Financial Officer of the Company, and the three other most highly compensated executive officers of the Company ("Named Executive Officers").

                                      2006 SUMMARY COMPENSATION TABLE

-----------------------------------------------------------------------------------------------------------------
                                                                                 Shares
                                                         Other     Securities   Or Units on
                                                         Annual      Under     Subject to              All Other
                                                        Compen-     Options/      Resale      LTIP       Compen-
    Name and Principal      Year   Salary    Bonus ($)   sation     SARs(1)    Restrictions  Payouts      sation
         Position                     ($)               ($)((2))   Granted (#)      ($)         ($)       ($)
-----------------------------------------------------------------------------------------------------------------
David Elsley                2006    345,600     (3)                  131,050
(President and Chief        2005    320,000   151,800                108,169
Executive Officer)          2004    279,375   135,000                29,902
-----------------------------------------------------------------------------------------------------------------
Christopher Waddick         2006    280,000     (3)     45,000((4))  392,662
(Chief Operating Officer)   2005    263,000   115,920   39,000((4))  41,203
                            2004    229,791   103,275                19,978
-----------------------------------------------------------------------------------------------------------------
Jay Kleiman((5))            2006    230,000     (3)                  208,906
(Chief Medical Officer      2005    215,000    81,880                  Nil
and Head of                 2004      Nil       Nil                  60,000
Cardiovascular
Development)
-----------------------------------------------------------------------------------------------------------------
Michael Martin((6))         2006    215,000                          64,255                            282,423
(Vice President,            2005    200,000    76,540                29,895
Marketing and Business      2004    195,000    70,200                20,038
Development)
-----------------------------------------------------------------------------------------------------------------
Paul Van Damme((7))         2006    215,625     (3)                  250,000
(Vice President, Finance    2005      Nil       Nil                    Nil
and Chief Financial         2004      Nil       Nil                    Nil
Officer)
-----------------------------------------------------------------------------------------------------------------
Jacqueline Le Saux((8))     2006    230,000     (3)                  208,906
(Vice President,            2005    86,250     30,296                60,000
Corporate & Legal Affairs   2004      Nil       Nil                    Nil
-----------------------------------------------------------------------------------------------------------------

         Notes:

         (1) To date, no stock appreciation rights ("SARs") have been granted.

         (2) Except as otherwise stated, perquisites and other personal benefits do not exceed the lesser of $50,000 or 10% of the total of the annual salary and bonus for the above-named officers.

         (3) As of January 30, 2007, bonus payments in respect of the financial year ending November 30, 2006 have not been determined.

         (4) Other annual compensation was provided to Mr. Waddick in connection with a Company required move, net of applicable taxes.

         (5) Dr. Kleiman joined the Company in December 2004. All amounts in the table relating to Dr. Kleiman are in U.S. dollars.

         (6) Mr. Martin left the Company in November 2006. All amounts in the table relating to Mr. Martin are in U.S. dollars.

         (7)      Mr. Van Damme joined the Company in December 2005.

         (8)      Ms. Le Saux joined the Company in July 2005.

EMPLOYMENT CONTRACTS

         The Company has entered into an employment agreement with David Elsley. Pursuant to this agreement, Mr. Elsley serves the Company as its President and Chief Executive Officer. The following is a summary of the terms of the agreement with Mr. Elsley. The agreement provides for an annual reviewable remuneration, which for the period commencing January 1, 2006 is $369,600. Mr. Elsley is entitled to benefits available to other employees of the Company. The agreement is terminable at the option of the Company; however, if the agreement is terminated other than for cause, Mr. Elsley is entitled to a lump-sum payment equal to two years' cash compensation, and any options then outstanding shall remain in full force and effect until their expiry. The agreement contains standard non-competition and non-solicitation provisions.

         The Company has entered into an employment agreement with Christopher Waddick as of December 2004. Pursuant to this agreement, Mr. Waddick serves the Company as its Chief Operating Officer. The agreement provides for an annual reviewable remuneration of $280,000. The agreement is terminable at the option of the Company; however, if the agreement is terminated other than for cause, Mr. Waddick is entitled to a lump-sum payment equal to two years' cash compensation, and any options then outstanding shall remain in full force and effect until their expiry. The agreement contains standard non-competition and non-solicitation provisions.

         The Company has entered into an employment agreement with Jay Kleiman as of December 2004. Pursuant to this agreement, Dr. Kleiman serves the Company as its Chief Medical Officer. The agreement provides for an annual reviewable remuneration of US$230,000. The agreement is terminable at the option of the Company; however, if the agreement is terminated other than for cause, Dr. Kleiman is entitled to a lump-sum payment equal to six months' salary plus one month for each year of service up to a maximum of 12 months, and any options outstanding vest and their term shall extend 180 days beyond the date of termination. The agreement contains standard non-competition and non-solicitation provisions.

         The Company entered into an employment agreement with Michael Martin as of August 2005. Pursuant to this agreement, Mr. Martin served the Company as its Vice President, Marketing and Business Development until November 2006. The agreement provided annual reviewable remuneration of US$215,000. In accordance with the agreement, on separation from the Company in November 2006, Mr. Martin received a lump-sum payment of $282,423.22. His outstanding options vested and their term shall expire in May 2007.

         The Company has entered into an employment agreement with Jacqueline Le Saux as of July 2005. Pursuant to this agreement, Ms. Le Saux serves the Company as its Vice President, Corporate & Legal Affairs. The agreement provides for an annual reviewable remuneration of $230,000. The agreement is terminable at the option of the Company; however, if the agreement is terminated other than for cause, Ms. Le Saux is entitled to a lump-sum payment equal to twelve months' salary and any options outstanding vest and their term shall extend 180 days beyond the date of termination. The agreement contains standard non-competition and non-solicitation provisions.

         The Company has entered into an employment agreement with Paul Van Damme as of December 2005. Pursuant to this agreement, Mr. Van Damme serves the Company as its Vice President, Finance and Chief Financial Officer. The agreement provides for an annual reviewable remuneration of $225,000. The agreement is terminable at the option of the Company; however, if the agreement is terminated other than for cause, Mr. Van Damme is entitled to a lump-sum payment equal to six months' salary plus one month for each year of service up to a maximum of 12 months, and any options outstanding vest and their term shall extend 180 days beyond the date of termination. The agreement contains standard non-competition and non-solicitation provisions.

         There are no amounts set aside or accrued by the Company or its subsidiaries to provide pension, retirement or similar benefits.

C.       BOARD PRACTICES

BOARD OF DIRECTORS

         See Items 6A and 6B.

         The Company has entered into a consultancy agreement with Eldon R. Smith & Associates Ltd. (the "Consultant") of 1901 Varsity Estates Drive N.W., Calgary Alberta, for the services of Eldon Smith. The insiders of the Consultant are Eldon Smith, Sheila Smith, Gregory Smith, and Trudi Smith. Pursuant to this agreement, the Consultant provides the services of Dr. Smith, who serves the Company as its Vice President, Scientific Affairs. Dr. Smith also serves as a director. Pursuant to an amended agreement dated November 1, 2006, the monthly fee paid to Eldon R. Smith & Associates was reduced from $18,875 to $8,000. The Company is entitled at its sole discretion to terminate the retainer at any time. However, (i) if the termination occurs prior to October 31, 2007, the Company will pay to the Consultant the balance of the 12 month term ending October 31, 2007 at the rate of $8,000 per month and the Consultant will receive an additional lump sum payment representing 12 months retainer at $8,000 per month, except if the termination is for breach of contract (ii) if the termination occurs after October 31, 2007, the Company will pay to the Consultant a lump sum equal to one year's retainer at the rate of $8,000 per month, except if termination is for breach of contract and (iii) if prior to October 31, 2007, there is a change of control of the Company or a winding up of the Company that results in termination of the retainer, the Company will pay to the Consultant a lump sum equal to 12 months retainer at the rate of $18,875 per month. In addition, if the Consultant's retainer is terminated by the Company, other than for breach of contract, any options held by the Consultant to purchase shares in the Company shall remain in full force and effect until expiry thereof.

COMMITTEES OF THE BOARD OF DIRECTORS

                                 AUDIT COMMITTEE

         The Audit Committee of the Board monitors our financial activities, policies, and internal control procedures. The audit committee is comprised of three independent directors: William R. Grant, Benoit La Salle, and Ronald Cresswell.

         Mr. Grant joined our Board of Directors in 1998 and became Chairman in March 2001. He was succeeded as Chairman by Terrance Gregg in March 2006. He is Vice Chairman and Co-founder of Galen Associates, a New York-based private equity firm that focuses exclusively on the healthcare industry. Mr. Grant has more than 40 years of experience in the investment banking and healthcare fields. During his 25 years with Smith Barney, Mr. Grant was elected President, then Vice-Chairman, and participated in the financing of many healthcare companies. Mr. Grant then joined MacKay-Shields Financial Corporation as President and was later elected Chairman of the Board.

         Mr. La Salle is a chartered accountant and is a member of the Quebec Order of Chartered Accountants and the Canadian Institute of Chartered Accountants. He holds a Commerce degree from McGill University and a Master of Business Administration from IMEDE, Switzerland. In 1980, he founded Grou La Salle & Associes, Chartered Accountants. Mr. La Salle joined our Board of Directors in 1997.

         Dr. Cresswell brings over three decades of research and commercial development experience in cardiovascular and other therapeutic areas. In his capacity of Senior Vice President and Chief Scientific Officer of Warner-Lambert, he developed an understanding of accounting principles and, in particular, gained experience in the analysis and evaluation of financial statements, particularly as relates to health product related research and development activities and the internal controls and procedures relevant to such activities. Dr. Cresswell joined our Board of Directors in 2006.

         Under the SEC rules implementing the Sarbanes-Oxley Act of 2002, Canadian issuers filing reports in the United States must disclose whether their audit committees have at least one "audit committee financial expert". The Board has determined that Benoit La Salle qualifies as a financial expert under such rules. In addition, all members of the Audit Committee are considered financially literate under applicable Canadian laws.

         The Audit Committee assists the Board in fulfilling its oversight responsibility to shareholders, potential shareholders, the investment community and others with respect to the Company's financial statements, financial reporting process, systems of internal accounting and disclosure controls, performance of the external auditors and risk assessment and management. The Committee has the power to conduct or authorize investigations into any matters within its scope of responsibilities, with full access to all books, records, facilities and personnel of the Company, its auditors and its legal advisors. In connection with such investigations or otherwise in the course of fulfilling its responsibilities under this charter, the Committee has the authority to independently retain special legal, accounting, or other consultants to advise it.

         The Audit Committee reviewed with the independent auditor, who is responsible for expressing an opinion on the conformity of the Company's audited financial statements with United States generally accepted accounting principles, their judgments as to the quality, not just the acceptability, of the Company's accounting principles and such other matters as are required to be discussed with the Audit Committee under Canadian and United States generally accepted auditing standards. In addition, the Audit Committee has discussed with the independent auditor the auditor's independence from management and the Company including the matters in the written disclosures provided to the Audit Committee by the independent auditor and considered the compatibility of non-audit services with the auditor's independence.

         The Company's independent auditor is accountable to the Board of Directors and to the Audit Committee. The Board of Directors, through the Audit Committee, has the ultimate responsibility to evaluate the performance of the independent auditor, and through the shareholders, to appoint, replace and compensate the independent auditor. Under the Sarbanes-Oxley Act of 2002, the independent auditor of a public company is prohibited from performing certain non-audit services. The Audit Committee has adopted procedures and policies for the pre-approval of non-audit services, as described in the audit committee charter. Under the terms of such policies and procedures, the Audit Committee has adopted a list of pre-approved services, including audit and audit-related services and tax services, and a list of prohibited non-audit services deemed inconsistent with an auditor's independence.

         The Audit Committee also discussed with the Company's independent auditor the overall scope and plans for their audit. The Audit Committee meets with the independent auditor, with and without management present, to discuss the results of their examination, their evaluations of the Company's internal controls, and the overall quality of the Company's financial reporting. The Audit Committee held five meetings during the twelve-month period ended November 30, 2006.

         In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors (and the Board of Directors approved) that the audited consolidated financial statements be included in the Annual Report for the twelve month period ended November 30, 2006 for filing with the Canadian provincial securities commissions and the United States Securities and Exchange Commission.

         Report Submitted by the Audit Committee

              William R. Grant    Benoit La Salle     Ronald Cresswell

          COMPENSATION, NOMINATING, AND CORPORATE GOVERNANCE COMMITTEE

         The Compensation, Nominating, and Corporate Governance Committee of the Board of Directors (the "Committee") is charged with the responsibility of reviewing the Company's compensation policies and practices, compensation of officers (including the Chief Executive Officer), succession planning, and corporate governance practices. As appropriate, recommendations regarding these issues are made to the Board of Directors (the "Board"). The Committee consists of three independent and unrelated directors, Terrance H. Gregg, Ronald Cresswell and John C. Villforth . The Chief Executive Officer absents himself from Board and Committee meetings during voting and deliberation on the Chief Executive Officer's compensation.

         The objectives of the Company's compensation policies and programs for executive officers are to:

         (a) motivate and reward executive officers for the achievement of corporate and functional objectives;

         (b) recruit and retain executive officers of a high caliber by offering compensation that is competitive with that offered for comparable positions in other biotechnology companies; and

         (c)      align  the  interests  of the  executive  officers  with  the
long-term   interests  of  shareholders  and  the  intermediate  and  long-term objectives of the Company.

D.       EMPLOYEES

         The number of employees for each of last three fiscal years is as follows:

------------------------------------------------------------------------
                              2006            2005             2004
------------------------------------------------------------------------
Number of Employees            125             172              149
------------------------------------------------------------------------

         Our employees are not governed by a collective agreement.  We have not
experienced   a  work   stoppage  and  believe  our  employee   relations   are
satisfactory.

E.       SHARE OWNERSHIP

The following table states the names of the directors and officers of the Company, the positions within the Company now held by them, and the approximate number of shares of the Company beneficially owned or over which control or direction is exercised by each of them as of November 30, 2006. The following table does not reflect shares, which may be acquired pursuant to the exercise of stock options.

-------------------------------------------------------------------------------------------
                                                                          NUMBER OF SHARES
             NAME                     POSITION WITH THE COMPANY                 OWNED
-------------------------------------------------------------------------------------------
TERRANCE H. GREGG               Chairman of the Board and Director of              72,500*
                                the Company.                                       22,000*
-------------------------------------------------------------------------------------------
WILLIAM R. GRANT                Director of the Company.                          197,900*
                                                                                    9,700*
-------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------
                                                                          NUMBER OF SHARES
             NAME                     POSITION WITH THE COMPANY                 OWNED
-------------------------------------------------------------------------------------------
DR. RONALD M.  CRESSWELL        Director of the Company.                          195,000*
-------------------------------------------------------------------------------------------
DAVID G. ELSLEY                 President, Chief Executive Officer,               209,958*
                                Director of the Company.
-------------------------------------------------------------------------------------------
BENOIT LA SALLE                 Director of the Company.                           81,150*

-------------------------------------------------------------------------------------------
ELDON R. SMITH                  Vice President, Scientific Affairs,                65,258*
                                and Director of the Company.                        5,790*
-------------------------------------------------------------------------------------------
DR. CALVIN R. STILLER           Director of the Company.                           15,000*
-------------------------------------------------------------------------------------------
JOHN C. VILLFORTH               Director of the Company.                           15,000*
-------------------------------------------------------------------------------------------
DR. ANTHONY E. BOLTON           Chief  Scientific Officer                         282,143*
-------------------------------------------------------------------------------------------
CATHERINE M. BOUCHARD           Vice President, Human Resources                    10,200*
-------------------------------------------------------------------------------------------
SUSAN F. LANGLOIS               Vice President, Regulatory Affairs                  2,447*
-------------------------------------------------------------------------------------------
JACQUELINE H. R. LE SAUX        Vice President, Corporate and Legal                 4,000*
                                Affairs
-------------------------------------------------------------------------------------------
CHRISTOPHER J. WADDICK          Chief Operating Officer                           180,267*
-------------------------------------------------------------------------------------------

Note: * Represents less than 1% of the Company's outstanding shares.

STOCK OPTION PLANS

2003 EMPLOYEE STOCK OPTION PLAN

         The objectives of the Company's compensation policies and programs are to motivate and reward officers, other employees, and consultants upon the achievement of significant corporate and functional objectives, to recruit and retain employees of a high caliber by offering compensation that is competitive with that offered for comparable positions in other biotechnology companies across Canada and the United States, and to align employee interests with the long-term interests of shareholders and the intermediate and long-term objectives of the Company. The 2003 Plan is an integral part of achieving these objectives as it provides officers, employees, and consultants of the Company and its subsidiaries, with the opportunity to participate in the growth and development of the Company.

         The 2003 Plan was approved by the Board of Directors on March 15, 2003. It was approved by the shareholders of the Company at the Annual and Special Meeting of Shareholders held on May 7, 2003. Two million common shares were initially reserved for issuance under the 2003 Plan. Upon approval by the shareholders in 2003, the 2003 Plan replaced the Company's previous stock option plan (the "Previous Plan"), and no new options have been granted under the Previous Plan since May 2003. At the March 2005 Annual and Special Meeting of Shareholders, the number of options authorized for issuance under the 2003 Plan was increased by 3,000,000 from 2,000,000 to 5,000,000. At the March 2006 Annual and Special Meeting of Shareholders, the number of options authorized for issuance under the 2003 Plan was increased by 3,000,000 from 5,000,000 to 8,000,000.

         As of January 30, 2007, the company currently has options authorized under the 2003 Plan and the Previous Plan to purchase a maximum of 8,977,120 shares.

         Individuals who are eligible to participate in the 2003 Plan are employees, officers, consultants, and members of the Scientific Advisory Board ("SAB") of the Company. Directors who are also officers or employees of the Company are eligible participants. Eligible employee and officer participants have the opportunity to be granted options on an annual basis, through the achievement of both key corporate and individual objectives.

         The number of common shares reserved for issuance under the Plans at any time to any one person shall not exceed 5% of the number of common shares then issued and outstanding.

         The Board of Directors is responsible for granting of options under the Plans, and does so upon the recommendation of the Compensation, Nominating, and Corporate Governance Committee of the Board of Directors. Under the terms of the Plans, the exercise price for the options is fixed by the Board of Directors. For shares listed on the Toronto Stock Exchange, the exercise price of the options shall not be less than the closing sale price of the shares on the Toronto Stock Exchange on the last trading day prior to the grant of the option. The vesting terms of the options are determined by the Board of Directors. The period for exercising an option shall not exceed ten years beyond the date of grant of the option.

         In the event that a participant ceases to be an officer, employee, or consultant of the Company due to reason of resignation or by reason of discharge for cause, then the options shall terminate and cease to be exercisable on the earliest to occur of (a) the effective date upon which the person ceased to be an officer, employee or consultant and (b) the date that notice of dismissal is provided to the person

THE PREVIOUS PLAN

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

         To our knowledge, none of our securities are held in escrow.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.       MAJOR SHAREHOLDERS

         To our knowledge, based on their US securities regulatory filings of December 7, 2006 and November 20, 2006 respectively, as of January 1, 2007, Federated Investors, Inc and RA Capital Management LLC beneficially owned 15,957,447 and 10,638,298 common shares of the Company representing 10% and 7% respectively of the Company's outstanding common shares. The Company is aware that both such shareholders participated in the financing of the Company in November 2006 described under Item 5B. The voting rights associated with such common shares are the same as for all holders of common shares.

         Based on records maintained by our transfer agent and a geographic analysis of beneficial shareholders, as of December 1, 2006 the percentage of common shares held in the US is estimated to be 69% and the number of record holders in the US is 74.

         To the best of the Company's knowledge, the Company is not directly or indirectly owned or controlled by another corporation or foreign government or by any other natural or legal entity.

         There are no arrangements, known to the Company, the operation of which may at a subsequent date result in a change in control of the Company.

B.       RELATED PARTY TRANSACTIONS

         Since the beginning of the Company's preceding three financial years to the date hereof, there have been no transactions or proposed transactions which are material to the Company or to any associate, holder of ten percent of the Company's outstanding shares, director or officer or any transactions that are unusual in their nature or conditions to which the Company or any of its subsidiaries was a party.

ITEM 8.  FINANCIAL INFORMATION

A.       CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

         Reference is made to "Item 18. FINANCIAL STATEMENTS" for the financial statements included in this annual report.

         There are no outstanding legal proceedings or regulatory actions to which we are party nor, to our knowledge, are any such proceedings or actions contemplated.

         The Company has not paid, and has no current plans to pay, dividends on its common shares. We currently intend to retain future earnings, if any, to finance the development of our business. Any future dividend policy will be determined by the Board of Directors, and will depend upon, among other factors, our earnings, if any, financial condition, capital requirements, any contractual restrictions with respect to the payment of dividends, the impact of the distribution of dividends on our financial condition, tax liabilities, and such economic and other conditions as the Board of Directors may deem relevant.

B.       SIGNIFICANT CHANGES

         No  significant   changes  occurred  since  the  date  of  our  annual
consolidated financial statements included elsewhere in this Annual Report.

ITEM 9.  OFFER AND LISTING

         Not Applicable, except for Item 9A (4) and Item 9C.

         The following is a summary of trading of the Company's Shares (in Canadian dollars) on the Toronto Stock Exchange:


    YEAR/QUARTER/
        MONTH                HIGH            LOW
        -----                ----            ---
         2002                7.95            2.48
         2003                8.56            3.05
         2004               10.06            4.70
         2005                7.34            2.08
         2006                3.97            0.32
       Q1 2005               6.85            5.20
       Q2 2005               5.64            4.33
       Q3 2005               7.34            2.27

    YEAR/QUARTER/
        MONTH                HIGH            LOW
        -----                ----            ---
       Q4 2005               3.50            2.08
       Q1 2006               3.97            2.20
       Q2 2006               3.93            2.12
       Q3 2006               2.40            0.32
       Q4 2006               0.85            0.43
       July 06               0.56            0.32
        Aug 06               0.83            0.36
        Sep 06               0.85            0.58
        Oct 06               0.84            0.58
        Nov 06               0.68            0.43
        Dec 06               0.49            0.37

         The following is a summary of trading of the Company's Shares on the NASDAQ and AMEX. The prices represent trading on AMEX prior to December 17, 2003, and trading on NASDAQ on and after that date. In December 2003, a high of US $7.50 occurred on NASDAQ, while a low of US $5.31 occurred on the AMEX.


    YEAR/QUARTER/
        MONTH                HIGH            LOW
        -----                ----            ---
         2002                5.04            1.55
         2003                6.50            1.85
         2004                7.80            3.68
         2005                6.08            1.75
         2006                3.45            0.27
       Q1 2005               5.59            4.22
       Q2 2005               4.58            3.62
       Q3 2005               6.08            2.07
       Q4 2005               3.00            1.75
       Q1 2006               3.45            1.90
       Q2 2006               3.39            1.89
       Q3 2006               2.15            0.27
       Q4 2006               0.76            0.38
       July 06               0.51            0.27
        Aug 06               0.74            0.31
        Sep 06               0.76            0.52
        Oct 06               0.75            0.51
        Nov 06               0.59            0.38
        Dec 06               0.43            0.31

VARIATIONS FROM CERTAIN NASDAQ RULES

         NASDAQ listing rules permit the Company to follow certain home country practices in lieu of compliance with certain NASDAQ corporate governance rules. Set forth below are the requirements of Marketplace Rule 4350 that the Company does not follow and the home country practices that it follows in lieu thereof.

         DISTRIBUTION OF ANNUAL AND INTERIM REPORTS: NASDAQ's Marketplace Rule 4350(b) requires each issuer, among other things, to distribute to shareholders copies of an annual report containing audited financial statements of the company and its subsidiaries. The report must be distributed to shareholders a reasonable period of time prior to the company's annual meeting of shareholders and must be filed on NASDAQ at the time it is distributed to shareholders. Under the exemption available to Foreign Private Issuers under Marketplace Rule 4350(a)(1), the Company does not follow this NASDAQ rule. Instead, and in accordance with the NASDAQ exemption, the Company complies with applicable Toronto Stock Exchange rules and applicable Canadian corporate and securities regulatory requirements.

         SHAREHOLDER APPROVAL IN CONNECTION WITH CERTAIN TRANSACTIONS: NASDAQ's Marketplace Rule 4350(i) requires each issuer to obtain shareholder approval prior to certain dilutive events, including a transaction other than a public offering involving the sale of 20% or more of the issuer's common shares outstanding prior to the transaction. Under the exemption available to Foreign Private Issuers under Marketplace Rule 4350(a)(1), the Company does not follow this NASDAQ rule. Instead, and in accordance with the NASDAQ exemption, the Company complies with applicable Toronto Stock Exchange rules and applicable Canadian corporate and securities regulatory requirements.

ITEM 10. ADDITIONAL INFORMATION

A.       SHARE CAPITAL

         Not Applicable.

B.       MEMORANDUM AND ARTICLES OF ASSOCIATION

COMMON SHARES

         The Company's authorized capital consists of an unlimited number of common shares, without par value ("Shares"). As at January 30, 2007, there were
168.3 million shares issued and outstanding and an additional 41.3 million shares have been allotted and reserved for issuance pursuant to outstanding options and warrants. All issued and outstanding Shares are fully paid and non-assessable.

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

         Under the Act, a corporation cannot repurchase its shares or declare dividends if there are reasonable grounds for believing that (a) the corporation is, or after payment would be, unable to pay its liabilities as they become due, or (b) after the payment, the realizable value of the corporation's assets would be less than the aggregate of (i) its liabilities and (ii) its stated capital of all classes of its securities. Generally, stated capital is the amount paid on the issuance of a share,

                              ARTICLES AND BY-LAWS

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

ADOPTION OF SHAREHOLDER RIGHTS PLAN

         The Board of Directors of the Company adopted a shareholder rights plan as of November 22, 2000 (the "Rights Plan") and amended May 7, 2003 and March 22, 2006.

         The Rights Plan was effective immediately upon its adoption by the Board, but it had to be confirmed by shareholders to remain in effect, which occurred at the Company's Annual and Special Meeting of Shareholders held on May 2, 2001. The Rights Plan was not adopted by the Board of Directors in response to, or in anticipation of, any offer or takeover bid.

PURPOSE OF THE RIGHTS PLAN

         The Rights Plan is designed to give the Company's shareholders sufficient time to properly assess a take-over bid without undue pressure and to give the Company's Board of Directors time to consider alternatives to allow the Company's shareholders to receive full and fair value for their common shares. Additionally, the Rights Plan is designed to provide shareholders of the Company with equal treatment in a take-over bid. The desire to ensure that the Company is able to address unsolicited take-over bids for its common shares during the term of the Rights Plan stems from a concern that Canadian take-over bid rules for companies that are subject to unsolicited take-over bids provide too short a response time to ensure that shareholders are offered full and fair value for their shares.

         In recent years, shareholder rights plans have been adopted by many Canadian companies, and the terms of such plans have evolved to reflect changes in investor attitudes, standards of corporate governance, requirements of securities regulatory authorities, and the views of third-party commentators. The Rights Plan reflects this evolution.

SUMMARY OF THE RIGHTS PLAN

         The following is a summary of the principal terms of the Rights Plan, as amended, which is qualified in its entirety by reference to the text of the Rights Plan, a copy of which is available from the Company upon request.

TERM

         Subject to the approval of the proposed amendment to the Rights Plan, the Rights Plan and the share purchase rights ("Rights") issued thereunder will expire at the close of the Company's annual meeting of shareholders to be held in 2009, unless the Rights are terminated, redeemed, or exchanged earlier by the Board of Directors.

ISSUE OF RIGHTS

         Under the Rights Plan, one Right was issued for each common share outstanding as at 5:00 p.m. (Toronto time) on November 22, 2000 (the "Record Time") and for each common share issued subsequent to the Record Time (but prior to the earlier of the Separation Time (as defined below) and the redemption or expiration of the Rights). The Company has entered into a rights plan agreement dated as of November 22, 2000, as amended as of May 7, 2003, which will be further amended by agreement effective March 22, 2006, with CIBC Mellon Trust

Company of Canada, as rights agent, which provides for the exercise of the Rights, the issue of certificates evidencing the Rights, and other related matters including those described in this Management Proxy Circular.

RIGHTS EXERCISE PRIVILEGE

         The Rights separate from the Company's common shares and become exercisable eight trading days after a person publicly discloses that it has acquired 20% or more of, or commences or announces a take-over bid for, the Company's outstanding Voting Shares (defined to include the common shares and any other shares that the Company may issue that carry voting rights relating to the election of directors), in each case other than pursuant to a Permitted Bid or a Competing Permitted Bid (each as defined below). Where a person becomes a beneficial owner of 20% or more of the Company's common shares and thereby becomes an "Acquiring Person", this is referred to as a "Flip-in Event."

         Any rights held by an Acquiring Person become void upon the occurrence of the Flip-in Event. By making any take-over bid other than a Permitted Bid or a Competing Permitted Bid prohibitively expensive for an Acquiring Person, the Rights Plan is designed to require any person interested in acquiring more than 20% of the Company's common shares to do so by way of a Permitted Bid or a Competing Permitted Bid or to make a take-over bid that the Board of Directors considers to represent the full and fair value of the Company's common shares.

         Prior to the Rights being triggered, they will have no value and no dilutive effect on the Company's common shares.

FLIP-IN EVENT

         Upon the occurrence of the Flip-in Event, each Right (except for Rights beneficially owned by the Acquiring Person and certain other persons specified below) shall thereafter constitute the right to purchase from the Company for the Exercise Price upon exercise thereof in accordance with the terms of the Rights Plan, that number of common shares of the Company having an aggregate Market Price (as defined in the Rights Plan) equal to twice the Exercise Price (as defined in the Rights Plan). For example, if one assumes a market price at the time of a Flip-in Event of $10 per share, then a current holder of one Right could purchase 40 shares for $200 (being the exercise price per right), effectively acquiring the shares at half of the current market price.

         The Rights Plan  provides that Rights that are  beneficially  owned by
(i) an Acquiring Person or any affiliate or associate of an Acquiring Person, or any person acting jointly or in concert with an Acquiring Person, or any affiliate or associate of such Acquiring Person; or (ii) a transferee or other successor in title of Rights of an Acquiring Person (or any affiliate or associate of an Acquiring Person or of any person acting jointly or in concert with an Acquiring Person or any associate or affiliate of an Acquiring Person) who becomes a transferee or successor in title concurrently with or subsequent to the Acquiring Person becoming an Acquiring Person shall become null and void without any further action, and any holder of such Rights (including transferees or successors in title) shall not have any right whatsoever to exercise such Rights under any provision of the Rights Plan.

ACQUIRING PERSON

         An "Acquiring Person" is a person who Beneficially Owns (as defined in the Rights Plan) twenty percent (20%) or more of the outstanding Voting Shares of the Company. An Acquiring Person does not, however, include the Company or any subsidiary of the Company, or any person who becomes the Beneficial Owner of twenty percent (20%) or more of the outstanding Voting Shares of the Company as a result of Permitted Bids, Competing Permitted Bids, and certain other exempt transactions.

PERMITTED BIDS AND COMPETING PERMITTED BIDS

         A "Permitted Bid" is a take-over bid made by a take-over bid circular in compliance with the following additional provisions:

         (1) the bid must be made to all holders of record of common shares;

         (2) the bid must be open for a minimum of 60 days following the date of the bid, and no shares may be taken up prior to such time;

         (3) take-up and payment for shares may not occur unless the bid is accepted by persons holding more than fifty percent (50%) of the outstanding common shares exclusive of shares held by the person responsible for triggering the Flip-in Event or any person who has announced an intention to make, or who has made, a take-over bid for the shares of the Company and the respective affiliates and associates of such persons and persons acting jointly or in concert with such persons;

         (4) shares may be deposited into or withdrawn from the bid at any time prior to the take-up date; and

         (5) if the bid is accepted by the requisite percentage specified in (3) above, the bidder must extend the bid for a period of 10 business days to allow other shareholders to tender into the bid, should they so wish, and must make a public announcement to such effect.

         A "Competing Permitted Bid" is a take-over bid that satisfies all of the criteria of a Permitted Bid except that it is made after a Permitted Bid has been made, the minimum deposit period and the time period for the take-up of and payment for shares tendered under a Competing Bid is not 60 days, but is instead the greater of 35 days (the minimum permitted by law) and the 60th day after the date on which the Permitted Bid then in existence was made.

         Neither a Permitted Bid nor a Competing Permitted Bid need be approved by the Board of Directors and may be taken directly to the shareholders of the Company. Acquisitions of common shares made pursuant to a Permitted Bid or a Competing Permitted Bid do not give rise to a Flip-in Event.

CERTIFICATES AND TRANSFERABILITY

         Prior to separation, the Rights will be evidenced by a legend imprinted on the common share certificates of the Company and will not be transferable separately from the common shares. Common share certificates do not need to be exchanged to entitle a shareholder to these Rights. The legend will be on all new certificates issued by the Company. From and after separation, the Rights will be evidenced by Rights certificates and will be transferable separately from the Company's common shares.

REDEMPTION AND WAIVER

         The Board of Directors may, at any time prior to the occurrence of a Flip-in Event and subject to shareholder approval, elect to redeem all but not less than all of the Rights at a redemption price of $0.0001 per Right (the "Redemption Price"), appropriately adjusted in certain events. Rights will be deemed to be automatically redeemed at the Redemption Price where a person who has made a Permitted Bid, a Competing Permitted Bid, or a take-over bid otherwise exempted by the Board of Directors takes up and pays for the Company's shares under the terms of the bid. If the Board of Directors elects or is deemed to have elected to redeem the Rights, the right to exercise the Rights will terminate, and each Right will, after redemption, be null and void, and the only right thereafter of the holders of Rights shall be to receive the Redemption Price. Under the Rights Plan, the Board of Directors has discretion to waive application of the Rights Plan to a take-over bid, subject to an automatic waiver with respect to all other take-over bids make while the waived take-over bid is outstanding. The Board of Directors of the Company may also waive the application of the Rights Plan to a Flip-in Event that occurs through inadvertence, subject to the "inadvertent" Acquiring Person reducing its holding of the Company's shares within an agreed time. Other waivers of the Rights Plan will require shareholder approval.

AMENDMENT

         Amendments or supplements to the terms of the Rights Plan (other than for clerical errors or to maintain the Rights Plan's validity as a result of changes in legislation) require prior shareholder approval. Changes arising from changes in applicable legislation will require subsequent shareholder ratification.

C.       MATERIAL CONTRACTS

         We have not, during our financial year ended November 30, 2006, entered into any material contracts other than contracts in the ordinary course of business and other than in connection with the issuance of the common shares and warrants on November 14, 2006 for gross proceeds of US$20,300,000. The common shares and warrants are described in Item 5B.

         On November 3, 2006, we entered into an engagement agreement with Rodman & Renshaw, LLC pursuant to which Rodman & Renshaw, LLC agreed to act as an exclusive placement agent in connection with the offering of units under the prospectus supplement of November 9, 2006. Pursuant to the agreement, we paid the placement agent an aggregate commission equal to 6% of the gross proceeds of the sale of units in the offering (other than on sales to one noteholder in respect of which the commission was 3%) and issued compensation warrants to purchase that number of common shares equal to 6% of the aggregate number of common shares sold in the offering (other than on sales to one noteholder in respect of which the compensation warrants were to purchase that number of common shares equal to 3% of the aggregate number of common shares sold to such noteholder). The compensation warrants were substantially on the same terms as the warrants offered, except that the compensation warrants have an exercise price equal to US$0.63, will expire on November 14, 2009, and otherwise comply with NASD Rule 2710. We also agreed to reimburse the placement agent for up to a maximum of US$20,000 of expenses incurred in connection with the offering.

         For material contracts in 2005 see the notes as described in Item 5B above.

D.       EXCHANGE CONTROLS

         Canada has no system of currency exchange controls. There are no governmental laws, decrees or regulations in Canada that restrict the export or import of capital, including but not limited to, foreign exchange controls, or that affect the remittance of dividends, interest or other payments to non-resident holders of the company's securities.

E.       TAXATION

UNITED STATES TAXATION

         CERTAIN MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS


         The following summary is based on the advice of Paul, Weiss, Rifkind, Wharton & Garrison LLP and describes certain material United States federal income tax consequences of the ownership and disposition of our common shares that are generally applicable to a United States person that holds our common shares as capital assets (a "US Holder") within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"). This discussion does not address holders of other securities, including holders of our warrants. This discussion assumes that we are not a "controlled foreign corporation" for U.S. federal income tax purposes. The following discussion does not purport to be a complete analysis of all of the potential United States federal income tax considerations that may be relevant to particular holders of our common shares in light of their particular circumstances nor does it deal with persons that are subject to special tax rules, such as brokers, dealers in securities or currencies, financial institutions, insurance companies, tax-exempt organizations, persons liable for alternative minimum tax, U.S. expatriates, partnerships or other pass-through entities, U.S. Holders who own (directly, indirectly or by attribution) ten percent or more of the total combined voting power of all classes of stock entitled to vote, persons holding our common shares as part of a straddle, hedge or conversion transaction or as part of a synthetic security or other integrated transaction, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, holders whose "functional currency" is not the United States dollar, and holders who are not US Holders. In addition, the discussion below does not address the tax consequences of the law of any state, locality or foreign jurisdiction or United States federal tax consequences (e.g., estate or gift tax) other than those pertaining to the income tax. There can be no assurance that the United States

Internal Revenue Service (the "IRS") will take a similar view as to any of the tax consequences described in this summary.

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

         If a partnership (including for this purpose any entity treated as a partnership for U.S. federal income tax purposes) holds our common shares, the United States federal income tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. A United States person that is a partner of the partnership holding our common shares should consult its own tax adviser.

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

         We were a PFIC in the 2006 taxable year and we believe there is a significant likelihood that we will be classified as a PFIC in the 2007 taxable year and possibly in subsequent years. In any event, PFIC status is fundamentally factual in nature, generally cannot be determined until the close of the taxable year in question and is determined annually.

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


    THE QEF ELECTION ALTERNATIVE

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

    THE "NO ELECTION" ALTERNATIVE--TAXATION OF EXCESS DISTRIBUTIONS

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

MARK TO MARKET ELECTION ALTERNATIVE

         Assuming that our common shares are treated as marketable stock, a US Holder that does not make a QEF Election may avoid the application of the excess distribution rules, at least in part, by electing to mark the common shares to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of its common shares and the holder's adjusted tax basis in the common shares. Any mark to market loss is treated as an ordinary deduction, but only to the extent of the ordinary income that the holder has included pursuant to the election in prior tax years. The electing US Holder's basis in its common shares would be adjusted to reflect any of these income or loss amounts. Any gain on a disposition of our common shares by an electing US Holder would be treated as ordinary income. Any loss on such a disposition would be treated as an ordinary deduction, but only to the extent of the ordinary income that the holder has included pursuant to the election in prior tax years. For purposes of making this election, stock of a foreign corporation is "marketable" if it is regularly traded on certain qualified exchanges. Under applicable Treasury regulations, a "qualified exchange" includes a national securities exchange that is registered with the SEC or the national market system established under the Securities Exchange Act of 1934, as amended (the "1934 Act") and certain foreign securities exchanges. Currently, our common shares are traded on a "qualified exchange." Under applicable Treasury Regulations, PFIC stock traded on a qualified exchange is regularly traded on such exchange for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. We cannot assure US Holders that our common shares will be treated as regularly traded stock.

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

         FOREIGN TAX CREDITS

         Regardless of which of the above alternatives applies to a US Holder, any tax withheld by Canadian taxing authorities with respect to distributions on our common shares may, subject to a number of complex limitations, be claimed as a foreign tax credit against a US Holder's United States federal income tax liability or may be claimed as a deduction for United States federal income tax purposes. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends we distribute with respect to our common shares will be "passive income" or "general income." Because of the complexity of those limitations, each US Holder should consult its own tax adviser with respect to the amount of foreign taxes that may be claimed as a credit.

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

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

         TAXATION

         The following summary describes the principal Canadian federal income tax considerations generally applicable to a holder of the Company's Shares who, for purposes of the Income Tax Act (Canada) (the "Canadian Tax Act") and the Convention between Canada and the United States of America with Respect to Taxes on Income and on Capital (the "Convention") and at all relevant times, is resident in the United States and not resident in Canada, deals at arm's length and is not affiliated with the Company, holds the Company's Shares as capital property, does not use or hold and is not deemed to use or hold the Company's Shares in or in the course of carrying on business in Canada and is not a non-resident insurer (a "United States Holder").

         This following summary is based on the current provisions of the Convention, the Canadian Tax Act and the regulations thereunder, all specific proposals to amend the Convention, the Canadian Tax Act and the regulations announced by the Minister of Finance (Canada) prior to the date hereof and the Company's understanding of the administrative practices published in writing by the Canada Revenue Agency. This summary does not take into account or anticipate any other changes in the governing law, whether by judicial, governmental or legislative decision or action, nor does it take into account the tax legislation or considerations of any province, territory or non-Canadian (including U.S.) jurisdiction, which legislation or considerations may differ significantly from those described herein.

         This summary is of a general nature only and is not intended to be, and should not be interpreted as legal or tax advice to any prospective purchaser or holder of the Company's Shares and no representation with respect to the Canadian federal income tax consequences to any such prospective purchaser is made. Accordingly, prospective purchasers and holders of the Company's shares should consult their own tax advisors with respect to their individual circumstances.

         DIVIDENDS ON THE COMPANY'S SHARES

         Generally, dividends paid by Canadian corporations to non-resident shareholders are subject to a withholding tax of 25% of the gross amount of such dividends. Pursuant to the Convention, the withholding tax rate on the gross amount of dividends paid to residents of the United States Holders is reduced to 15% or, in the case of a United States Holder that is a U.S. corporation which beneficially owns at least 10% of the voting stock of the Canadian corporation paying the dividends, to 5% of the gross amount of such dividends.

         Pursuant to the Convention, certain tax-exempt entities that are United States Holders may be exempt from Canadian withholding taxes, including any withholding tax levied in respect of dividends received on the Company's Shares.

         DISPOSITION OF THE COMPANY'S SHARES

         In general, a United States Holder will not be subject to Canadian income tax on capital gains arising on the disposition of the Company's Shares, unless such shares are "taxable Canadian property" within the meaning of the Canada Tax Act and no relief is afforded under any applicable tax treaty. Generally, the shares of the Company would be taxable Canadian property of a United States Holder if at any time during the sixty month period immediately preceding a disposition by the United States Holder of such shares, not less than 25% of the issued shares of any class or series of a class of shares of the Company belonged to the United States Holder, to persons with whom the United States Holder did not deal at arm's length (within the meaning of the Canadian Tax Act), or to the United States Holder and persons with whom the non-resident did not deal at arm's length (within the meaning of the Canadian Tax Act). For this purpose, issued shares include options to acquire such shares (including conversion rights) held by such persons. Under the Convention, a capital gain realized by a United States Holder will not be subject to Canadian tax unless the value of the Company's Shares is derived principally from real property (as defined in the Convention) situated in Canada.

F.       DIVIDENDS AND PAYING AGENTS

         Not Applicable.

G.       STATEMENT BY EXPERTS

         Not Applicable.

H.       DOCUMENTS ON DISPLAY

         Copies of the documents referred to in this document may be inspected, during normal business hours, at the Company's headquarters located at 2505 Meadowvale Boulevard, Mississauga, Ontario, L5N 1S2, Canada.

         We are required to file reports and other information with the SEC under the Securities Exchange Act of 1934. Reports and other information filed by us with the SEC may be inspected and copied at the SEC's public reference facilities described above. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements and our officers, Directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in
Section 16 of the Exchange Act. Under the Exchange Act, as a foreign private issuer, we are not required to publish financial statements as frequently or as promptly as United States companies.

I.       SUBSIDIARY INFORMATION

         See Item 4.A. of this annual report.

ITEM 11. QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

         The Company's primary market risk exposures are interest rate risk and foreign currency risk. The Company is exposed to interest rate risk on its cash and cash equivalents and marketable securities and senior convertible notes.

         The Company's reporting currency is the Canadian dollar. The Company is exposed to foreign exchange risk associated with purchases from U.S. suppliers, cash and cash equivalents and marketable securities and from the senior convertible notes payable. Gains and losses resulting from the effects of changes in the U.S. dollar to Canadian dollar exchange rate are recorded in income.

         The Company does not utilize derivative financial instruments to hedge its interest rate or foreign currency rate risks.

INTEREST RATE RISK

         We invest our cash resources in liquid government and corporate debt instruments having a single "A" credit rating or greater. We do not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to interest rates on our investments, owing to the relative short-term nature of the investments.

CREDIT RISK

         Financial instruments potentially exposing the Company to a concentration of credit risk consist principally of cash and cash equivalents and marketable securities. The Company manages this credit risk by maintaining bank accounts with Schedule I banks and investing only in highly rated Canadian and U.S. corporations with securities that are traded on active markets and are capable of prompt liquidation.

EXCHANGE RATE SENSITIVITY

         The functional currency of the Company is the Canadian dollar. Accordingly, monetary items denominated in a foreign currency are translated into Canadian dollars at exchange rates in effect at the balance sheet dates and non-monetary items are translated at rates of exchange in effect when the assets were acquired or obligations incurred. Revenue and expenses are translated at rates in effect at the time of the transactions. Foreign exchange gains and losses are included in the determination of loss for the period.

         As our functional or measurement currency is the Canadian dollar, U.S. dollar exchange rate fluctuations may have a significant impact from an accounting perspective, but they do not impair or enhance our ability to pay these U.S. dollar denominated R&D expenses.

         In November 2006, we entered into a contract to purchase Canadian dollars totaling $9.2 million (US$8.0 million), and concurrently entered into forward contract to purchase the U.S. dollars back in December 2006. The Canadian dollars were acquired to enable us to invest our cash resources in Canadian investments; however, the forward contract enabled us to preserve our U.S. funds, even when converted to Canadian dollars. Our U.S. funds will be used to cover operating expenditures denominated in U.S. dollars and the final U.S. dollar payments associated with our phase III clinical trials. At November 30, 2006, the equivalent value of these forward contracts, when compared to the amount due on maturity, resulted in a nominal net unrealized foreign exchange loss. The fair value of these contracts has been included in current liabilities.

LIMITATIONS

         The above discussion includes only those exposures that exist as of November 30, 2006 and as a result, does not consider exposures or positions that could arise after that date. The Company's ultimate realized gain or loss with respect to interest rate and exchange rate fluctuations would depend on the exposures that arise during the period and interest and foreign exchange rates.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

         Not Applicable.

                                    PART II.

ITEM 13. DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES

         There have been no material defaults in the payment of any principal or interest owing. Neither the Company nor its subsidiaries has any preferred shares outstanding.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

         There has been no material modification of the instruments defining the rights of holders of any class of registered securities. There has been no withdrawal or substitution of assets securing any class of registered securities. The trustees for our registered securities have not changed during the last financial year.

ITEM 15. T    CONTROLS AND PROCEDURES

                    INTERNAL CONTROL OVER FINANCIAL REPORTING

         Our  management  is  responsible  for   establishing  and  maintaining
adequate internal control over financial reporting as required under applicable Canadian and U.S. securities regulatory requirements.

         Our internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in
accordance  with  generally  accepted  accounting  principles,   and  that  our
expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

         Under  the  supervision  and  with  the  participation  of  our  Chief
Executive Officer and our Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as of November 30, 2006, based on the framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation under this framework, management concluded that our internal control over financial reporting was effective as of that date.

              CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

         There have been no changes in our internal controls over financial reporting during the period covered by this report or during the fourth quarter, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

         The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, including conditions that are remote.

                       DISCLOSURE CONTROLS AND PROCEDURES

         Disclosure controls and procedures are designed to provide reasonable assurance that all material information required to be publicly disclosed by a public company is gathered and communicated to management, including the certifying officers, on a timely basis so that the appropriate decisions can be made regarding public disclosure. As at November 30, 2006, the certifying officers and other members of management evaluated the effectiveness of our disclosure controls and procedures (as this term is defined in the rules adopted by Canadian securities regulatory authorities and the United States Securities and Exchange Commission). This evaluation included a review of our existing disclosure policy, compliance with regard to that policy, the disclosure controls currently in place surrounding our interim and annual financial statements, MD&A, and other required documents and discussions with management surrounding the process of communicating material information to management and in turn the certifying officers and all procedures taking into consideration the size of the company and the number of employees. Based on the evaluation described above, the certifying officers have concluded that, as at November 30, 2006, the disclosure controls and procedures were effective to provide reasonable assurance that the information we are required to disclose on a continuous basis in annual and interim filings and other reports is recorded, processed, summarized, and reported or disclosed on a timely basis as required.

ITEM 16. [RESERVED]

ITEM 16A.         AUDIT COMMITTEE FINANCIAL EXPERT

         Under the SEC rules implementing the Sarbanes-Oxley Act of 2002, Canadian issuers filing reports in the United States must disclose whether their audit committees have at least one "audit committee financial expert". The Board has determined that Benoit La Salle qualifies as a financial expert under such rules. In addition, all members of the Audit Committee are considered financially literate under applicable Canadian laws.

ITEM 16B.         CODE OF ETHICS

         The Board of Directors' Code of Conduct and the Employee Code of Conduct for our employees have been implemented. These may be viewed on our website at www.vasogen.com or at www.sedar.com. During the year ended November 30, 2006, both Codes of Conduct were amended and updated to ensure compliance with relevant regulatory requirements. No waivers or requests for exemptions from the Codes of Conduct were either requested or granted.

ITEM 16C.         PRINCIPAL ACCOUNTANT FEES AND SERVICES

         The aggregate amounts billed by our auditors to us for each of the fiscal years ended November 30, 2006 and November 30, 2005 for audit fees, audit-related fees, tax fees and all other fees are set forth below:

--------------------------------------------------------------------------------
                                Year Ended                    Year Ended
                                November 30, 2006             November 30, 2005
--------------------------------------------------------------------------------
Audit Fees (1)                  $616,869                      $383,027
--------------------------------------------------------------------------------
Audit-Related Fees              $4,500                        $1,750
--------------------------------------------------------------------------------
Tax Fees (2)                    $78,114                       $120,227
--------------------------------------------------------------------------------
All Other Fees                  Nil                           Nil
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Totals                          $699,483                      $505,004
--------------------------------------------------------------------------------

NOTES:
(1) Audit Fees represent fees for our audited annual financial statements, reviews of quarterly interim financial statements, and reviews in connection with our statutory and regulatory filings and with financings completed during 2005 and 2006.
(2) Tax fees consist of fees for tax consultation and tax compliance services for Vasogen Inc., Vasogen Corp., and Vasogen Ireland Limited.

Our auditor is KPMG LLP, Chartered Accountants, Yonge Corporate Centre, 4100 Yonge Street, Toronto, Ontario M2P 2H3.

KPMG provides tax, financial advisory, and other non-audit services to the Company and its subsidiaries. Our Audit Committee has concluded that the provision of these non-audit services by KPMG is compatible with KPMG maintaining its independence.

ITEM 16D.         EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

         Not Applicable.

ITEM 16E.         PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED
                  PURCHASERS

         Neither the Company nor, to our knowledge, any affiliated purchaser has made any purchases of our registered shares during the last financial year.

                                    PART III.

ITEM 17. FINANCIAL STATEMENTS

         See Item 18 below.

ITEM 18. FINANCIAL STATEMENTS

                        Consolidated Financial Statements
                         (Expressed in Canadian dollars)




                                  VASOGEN INC.
                          (A Development Stage Company)




                  Years ended November 30, 2006, 2005, 2004 and
                period from December 1, 1987 to November 30, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Board of Directors of Vasogen Inc.

We have audited the accompanying consolidated balance sheets of Vasogen Inc. ("the Company") as of November 30, 2006 and the related consolidated statements of operations, deficit and cash flows for each of the years in the three-year period ended November 30, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of November 30, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the three-year period ended November 30, 2006, in conformity with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from US generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in Note 17 to the consolidated financial statements.



/s/ KPMG LLC

Toronto, Ontario, Canada

January 30, 2007

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Consolidated Balance Sheets
(In thousands of Canadian dollars)

November 30, 2006 and 2005

=======================================================================================================
                                                                                 2006           2005
-------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
          Cash and cash equivalents (note 3)                                  $30,427        $50,521
          Restricted cash (note 4)                                              6,403              -
          Marketable securities (note 5)                                            -         22,999
          Clinical supplies                                                     1,211          1,862
          Tax credits recoverable                                               1,327          1,130
          Prepaid expenses and deposits                                         1,384          1,623
          Accrued gain on forward exchange contracts (note 12)                      -            703
         ----------------------------------------------------------------------------------------------
                                                                               40,752         78,838

Restricted cash (note 4)                                                            -         11,701
Property and equipment (note 6)                                                   615          1,121
Acquired technology (note 7)                                                      253            506
Deferred financing costs (note 8)                                                 150          2,645
-------------------------------------------------------------------------------------------------------
                                                                              $41,770        $94,811
=======================================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
          Accounts payable                                                     $3,369         $5,733
          Accrued liabilities                                                   5,067         20,554
          Current portion of senior convertible notes payable (note 8)          8,754         16,659
          Accrued loss on forward exchange contracts (note 12)                      -            763
         ----------------------------------------------------------------------------------------------
                                                                               17,190         43,709

Senior convertible notes payable (note 8)                                           -         18,795

Shareholders' equity (note 9):
       Share capital:
         Authorized:
               Unlimited common shares, without par value Issued and
         outstanding:
               156,651,342 common shares (2005 - 82,255,374)                  344,217        295,007
       Stock options                                                           10,713          8,466
       Equity component of senior convertible notes payable (note 8)            1,639          7,985
       Warrants                                                                11,390          5,345
       Contributed surplus                                                      7,995            223
          Deficit                                                            (351,374)      (284,719)
         ----------------------------------------------------------------------------------------------
                                                                               24,580         32,307
Commitments and contingencies (note 14)
-------------------------------------------------------------------------------------------------------
                                                                              $41,770        $94,811
=======================================================================================================

See accompanying notes to consolidated financial statements.

On behalf of the Board:

                          Director                                   Director
--------------------------                ---------------------------

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Consolidated Statements of Operations and Deficit
(In thousands of Canadian dollars, except per share amounts)

==================================================================================================
                                                                                     Period from
                                                                                     December 1,
                                                                                       1987 to
                                              Years ended November 30,               November 30,
                                      2006             2005             2004              2006
--------------------------------------------------------------------------------------------------
Expenses:
    Research and development
       (note 16)                  $ 32,732         $ 71,421         $ 51,794         $ 228,681
    General and administration      19,251           22,126           15,852           105,172
    Foreign exchange (gain)
    loss                               104             (719)           8,288             8,993
--------------------------------------------------------------------------------------------------
Loss before the undernoted         (52,087)         (92,828)         (75,934)         (342,846)
Interest expense on senior
    convertible notes payable         (930)            (344)               -            (1,274)
Accretion in carrying value
    of senior convertible
    notes payable                   (7,824)          (1,742)               -            (9,566)
Amortization of deferred
    financing costs                 (2,495)            (408)               -            (2,903)
Loss on extinguishment of
    senior convertible notes
    payable                         (4,995)               -                -            (4,995)
Investment income                    1,971            2,274            1,384            12,015
--------------------------------------------------------------------------------------------------
Loss for the period                (66,360)         (93,048)         (74,550)         (349,569)

Deficit, beginning of period:
    As originally reported        (284,719)        (187,665)        (113,115)           (1,510)
    Impact of change in
      accounting for
      stock-based
      compensation (note 2(m))           -           (4,006)               -                 -
--------------------------------------------------------------------------------------------------
    As restated                   (284,719)        (191,671)        (113,115)           (1,510)
Charge for acceleration
    payments on equity
    component of senior
    convertible notes payable         (295)               -                -              (295)
--------------------------------------------------------------------------------------------------
                                 $(351,374)      $ (284,719)      $ (187,665)       $ (351,374)
Deficit, end of period
==================================================================================================

Basic and diluted loss per
    common share (note 10)         $ (0.71)         $ (1.17)         $ (1.07)
==================================================================================================

See accompanying notes to consolidated financial statements.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Consolidated Statements of Cash Flow
(In thousands of Canadian dollars)

===================================================================================================
                                                                                       Period from
                                                                                       December 1,
                                                                                         1987 to
                                                       Years ended November 30,        November 30,
                                                  2006            2005          2004        2006
---------------------------------------------------------------------------------------------------
Cash provided by (used in):
Operating activities:
   Loss for the period                        $(66,360)       $(93,048)     $(74,550)  $(349,569)
   Items not involving cash:
      Amortization                                 782             589           463       5,657
      Accretion in carrying value of
        senior convertible notes payable         7,824           1,742             -       9,566
      Amortization of deferred financing
        costs                                    2,495             408             -       2,903
      Loss on extinguishment of senior
        convertible notes payable                4,995               -             -       4,995
      Stock-based compensation                   3,083           3,615           455      11,590
      Common shares issued for services             36               -             -       2,485
      Unrealized foreign exchange loss
        (gain)                                     (65)           (542)        8,278       8,977
      Other                                          -               -             -         (35)
      Change in non-cash operating
        working capital (note 11(a))           (17,158)         12,634         9,542       4,486
---------------------------------------------------------------------------------------------------
                                               (64,368)        (74,602)      (55,812)   (298,945)

Financing activities:
    Shares and warrants issued for cash         23,106          52,502        76,913     309,013
    Warrants exercised for cash                      -               -             -      16,941
    Options exercised for cash                       -             627         1,300       7,669
    Share issue costs                           (2,221)         (3,720)       (5,625)    (23,206)
    Issue (repayment) of senior
      convertible notes payable, net
      (note 8)                                  (3,976)         42,790             -      39,436
    Restricted cash                              5,298         (11,701)            -      (6,403)
    Paid to related parties                          -               -             -        (234)
---------------------------------------------------------------------------------------------------
                                                22,207          80,498        72,588     343,216
Investing activities:
   Purchases of property and equipment             (23)           (490)         (816)     (2,416)
   Purchases of acquired technology                  -               -             -      (1,283)
   Purchases of marketable securities              (80)        (22,999)      (74,872)   (244,846)
   Settlement of forward exchange
   contracts                                      (102)         (4,732)            -      (4,834)
   Maturities of marketable securities          23,079          67,651        59,976     240,677
---------------------------------------------------------------------------------------------------
                                                22,874          39,430       (15,712)    (12,702)
Foreign exchange loss on cash
   held in foreign currency                       (807)           (141)         (204)     (1,142)
---------------------------------------------------------------------------------------------------


Increase (decrease) in cash
   and cash equivalents                        (20,094)         45,185           860      30,427
Cash and cash equivalents,
   beginning of period                          50,521           5,336         4,476           -
---------------------------------------------------------------------------------------------------
Cash and cash equivalents,                     $30,427         $50,521        $5,336     $30,427
   end of period
===================================================================================================

Supplemental cash flow information (note 11)

See accompanying notes to consolidated financial statements.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2006, 2005, 2004 and
period from December 1, 1987 to November 30, 2006
===============================================================================

1.       BASIS OF PRESENTATION:

         Since its inception, the Company has been engaged in the research and commercial development of product candidates for the treatment of disease and has had no commercial operations. The operations of the Company are not subject to any seasonality or cyclicality factors.

         The consolidated financial statements presented have been prepared on the basis that the Company is considered a development stage enterprise and, accordingly, the consolidated statements of operations and deficit and cash flows also reflect the cumulative amounts from December 1, 1987 (the date development operations commenced) to November 30, 2006.

         The Company's future operations are dependant upon its ability to finance the commercialization of its lead product, Celacade, and the continued development of its product candidate VP025. While the Company's ACCLAIM Phase III trial of its lead product, Celacade(TM), did not reach the primary endpoint of significantly reducing the risk of death and cardiovascular hospitalization in the total patient population, this endpoint was met for large pre-defined subgroups. Management is investigating certain large pre-defined subgroups where the endpoint was met. The Company also has CE Mark regulatory approval for its Celacade medical device technology in the European Union and is currently in discussions to secure a partner necessary to support commercialization in that market.

         The Company's commercialization efforts of Celacade and continued development of VP025 are dependent upon its ability to raise additional financing through a combination of equity or debt financing, payments from strategic partners, or upon strategic partners funding directly some or all of the costs of commercialization. Should the Company's ability to raise additional financial support be delayed, management believes the Company's current level of cash and cash equivalents is sufficient to fund planned expenditures for the next 12 months.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2006, 2005, 2004 and
period from December 1, 1987 to November 30, 2006
===============================================================================


2.       SIGNIFICANT ACCOUNTING POLICIES:

         These consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada ("Canadian
         GAAP"), which, except as described in note 17, conform, in all material respects, with accounting principles generally accepted in the United States ("United States GAAP").

         (a)      Principles of consolidation:

                  These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Vasogen Ireland Limited (Irish-incorporated entity established in
                  1998) and Vasogen Corp. (Delaware-incorporated entity established in 2004). The functional currency of both subsidiaries is the Canadian dollar. All material intercompany balances and transactions have been eliminated.

         (b)      Cash and cash equivalents:

                  The Company considers unrestricted cash on hand, in banks, in term deposits and in corporate bonds or commercial paper with original maturities of three months or less as cash and cash equivalents.

         (c)      Marketable securities:

                  Marketable securities consisted of corporate bonds, commercial paper and medium-term notes which are stated at amortized cost plus accrued interest. The Company regularly reviews the carrying value of its investments. Should there be a decline in value that is other than a temporary decline, the Company measures the amount of the write-down based on the quoted market value of the investments and charges such write-down to the consolidated statements of operations and deficit. Interest income is recognized on an effective yield basis. All marketable securities are held to maturity.

         (d)      Concentration of credit risk:

                  Financial instruments potentially exposing the Company to a concentration of credit risk consist principally of cash and cash equivalents and marketable securities. The Company manages this credit risk by maintaining bank accounts with
                  Schedule I banks and investing only in highly rated Canadian and U.S. corporations with securities that are traded on active markets and are capable of prompt liquidation.

         (e)      Property and equipment:

                  Property and equipment are recorded at cost less any impairment losses recognized in accordance with note 2(h) and amortized on a straight-line basis over their estimated useful lives as follows:

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2006, 2005, 2004 and
period from December 1, 1987 to November 30, 2006
===============================================================================


2.       SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):


                 -------------------------------------------------------------
                 Testing equipment                                    5 years
                 Computer and other equipment                         5 years
                 Leasehold improvements                    Over term of lease
                 -------------------------------------------------------------

         (f)      Acquired technology:

                  Acquired technology, representing part of the Company's platform medical device technology, is stated at amortized cost less any impairment losses recognized in accordance with note 2(h). Amortization is provided on a straight-line basis over 20 years, representing the term of the acquired patent.

         (g)      Deferred financing costs:

                  Deferred financing costs are comprised primarily of the placement fee and professional fees associated with the issuance of the Company's senior convertible notes payable. Deferred financing costs are amortized over the term of the convertible notes using the effective yield method.

         (h)      Impairment of long-lived assets:

                  The Company periodically reviews the useful lives and the carrying values of its long-lived assets. The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the sum of the undiscounted expected future cash flows expected to result from the use and eventual disposition of an asset is less than its carrying amount, it is considered to be impaired. An impairment loss is measured as the amount by which the carrying amount of the asset exceeds its fair value, which is estimated as the expected future cash flows discounted at a rate commensurate with the risks associated with the recovery of the asset. As at November 30, 2006, 2005 and 2004, no such impairment losses were recorded.

         (i)      Research and development:

                  Research costs are expensed as incurred. Development costs are expensed as incurred unless they meet the criteria under Canadian GAAP for deferral and amortization. The Company has not capitalized any such development costs to date. Total research and development tax credits netted against research and development expenses on the consolidated statements of operations and deficit are $0.8 million (2005 - $0.2 million; 2004 - $0.3 million; December 1, 1987 to November 30, 2006 - $3.0 million).

                  Tax credits recoverable include the Ontario Innovation Tax Credits, the Goods and Services Tax credits and other recoverable tax amounts. These amounts are recoverable after the filing of various tax returns and the completion of various tax audits.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2006, 2005, 2004 and
period from December 1, 1987 to November 30, 2006
===============================================================================


2.       SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):


                  Clinical supplies represent the devices and disposables on hand at year end that will be consumed in the Company's future research and clinical trials. These supplies are carried at the lower of cost, on a first-in-first-out basis, and replacement cost, adjusted for any impairment in value due to obsolescence and are expensed as research and development expenses when shipped to outsourced research centers or clinical sites.

         (j)      Derivative financial instruments:

                  The Company is party to forward foreign exchange contracts in order to pursue its investment objectives without changing its foreign currency exposure. These financial instruments are measured at fair value, which is determined based on amounts quoted by the Company's banker to realize favorable contracts or to settle unfavorable contracts, taking into account foreign exchange rates and the duration of each contract. The unrealized gain or loss arising from changes in fair value of the forward exchange contracts is included in the determination of loss for the period as the instruments are not considered hedging instruments.

         (k)      Translation of foreign currency:

                  The functional currency of the Company is the Canadian dollar. Accordingly, monetary items denominated in a foreign currency are translated into Canadian dollars at exchange rates in effect at the balance sheet dates and non-monetary items are translated at rates of exchange in effect when the assets were acquired or obligations incurred. Revenue and expenses are translated at rates in effect at the time of the transactions. Foreign exchange gains and losses are included in the determination of loss for the period.

         (l)      Income taxes and investment tax credits:

                  The Company accounts for income taxes by the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the future income taxes attributable to temporary differences between the financial statement carrying values of existing assets and liabilities and their respective tax carrying values. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the period in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the substantive enactment date.

                  Future tax assets recognized are reduced by a valuation allowance. Management has provided a valuation allowance equivalent to the net future tax asset balances, given that the Company's activities are in the development stage and the uncertainty that it will generate sufficient income for tax purposes to utilize the tax losses in the carryforward period.

                  The benefits of tax credits for scientific research and development expenditures are recognized in the period the qualifying expenditures are made, provided there is reasonable assurance of recoverability. The tax credits reduce the cost of property and equipment or research costs, as applicable.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2006, 2005, 2004 and
period from December 1, 1987 to November 30, 2006
===============================================================================


2.       SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):


         (m)      Stock-based compensation plans:

                  The Company has a stock-based compensation plan, described in note 9(c). Prior to December 1, 2004, stock-based awards granted to employees, directors and officers were accounted for using the settlement method. On December 1, 2004, the Company adopted the fair value method of accounting for stock-based awards to employees, directors and officers granted or modified after December 1, 2002. This method requires the Company to expense, over the vesting period, the fair value of all employee stock-based awards granted or modified since December 1, 2002. Stock options and warrants awarded to non-employees are accounted for using the fair value method and expensed as the service or product is received. The fair value of performance-based options is recognized over the estimated period to achievement of performance conditions. The Company estimates forfeitures as part of the initial measure of the grant date fair value of the award. Fair value is determined using the Black-Scholes option pricing model.

         (n)      Deferred share units plan:

                  The Company has a deferred share units ("DSU") plan, as described in note 9(d). On the date of grant, the fair value of each DSU, being the fair market value of the Company's common shares at that date, is recorded as a liability on the Company's consolidated balance sheets. The value of the DSU liability is adjusted to reflect changes in the market value of the Company's common shares at each period end.

         (o)      Basic and diluted loss per common share:

                  Basic loss per common share is computed by dividing loss for the period by the weighted average number of common shares outstanding during the reporting period. Diluted loss per common share is computed similarly to basic loss per common share, except that the weighted average number of shares outstanding is increased to include additional shares from the assumed exercise of stock options and warrants and the conversion of the senior convertible notes payable, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options and warrants were exercised and that proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting period. The additional shares would also include those shares issuable upon the assumed conversion of the senior convertible notes payable, with an adjustment to loss for the period to add back any interest paid to the note holders. These common equivalent shares are not included in the calculation of the weighted average number of shares outstanding for diluted loss per common share when the effect would be anti-dilutive.

         (p)      Measurement uncertainty:

                  The preparation of financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2006, 2005, 2004 and
period from December 1, 1987 to November 30, 2006
===============================================================================


2.       SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):


                  The Company has estimated the useful lives of all depreciable assets and the recoverability of property and equipment and acquired technology using estimates of future cash flows and other measures of fair values. Significant changes in the assumptions with respect to future business plans could result in impairment of property and equipment or acquired technology.

         (q)      Recent accounting pronouncements issued and not yet applied:

                  (i)      Financial instruments, recognition and measurement:

                           In January 2005, The Canadian Institute of Chartered Accountants ("CICA") released new Handbook Section 3855, Financial Instruments, Recognition and Measurement, effective for annual and interim periods beginning on or after October 1, 2006. This new section establishes standards for the recognition and measurement of all financial instruments, provides a characteristics-based definition of a derivative financial instrument, and provides criteria to be used to determine when a financial instrument should be recognized and when a financial instrument is to be extinguished. The Company has not yet determined the effect of this new standard on its consolidated financial position and results of operations.

                  (ii)     Comprehensive income and equity:

                           In January  2005,  the CICA  released  new  Handbook
                           Section  1530,  Comprehensive  Income,  and  Section
                           3251, Equity, effective for annual and interim periods beginning on or after October 1, 2006.
                           Section 1530 establishes standards for reporting comprehensive income. The section does not address issues of recognition or measurement for comprehensive income and its components. Section 3251 establishes standards for the presentation of equity and changes in equity during the reporting period. The requirements in Section 3251 are in addition to Section 1530. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial position and results of operations.

                  (iii)    Hedges:

                           In January  2005,  the CICA  released  new  Handbook
                           Section 3865, Hedges, effective for annual and interim periods beginning on or after October 1, 2006. This new section establishes standards from when and how hedge accounting may be applied. Hedge accounting is optional. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial position and results of operations.

                  (iv)     Non-monetary transactions:

                           In June 2005, the CICA released new Handbook Section 3831, Non-monetary Transactions, effective for annual periods beginning on or after January 1, 2006. This standard requires all non-monetary transactions to be measured at fair value unless they meet one of four very specific criteria.
                           Commercial substance replaces culmination of the earnings process as the test for fair value measurement. A transaction has

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2006, 2005, 2004 and
period from December 1, 1987 to November 30, 2006
===============================================================================


2.       SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):


                           commercial substance if it causes an identifiable and measurable change in the economic circumstances of the entity. Commercial substance is a function of the cash flows expected by the reporting entity. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial position and results of operations.

                  (v)      Accounting changes:

                           In July 2006, the Accounting Standards Board ("AcSB") issued a replacement of Handbook Section 1506, Accounting Changes. The new standard allows for voluntary changes in accounting policy only when they result in the financial statements providing reliable and more relevant information, requires changes in accounting policy to be applied retrospectively unless doing so is impracticable, requires prior period errors to be corrected retrospectively and calls for enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements. The standard is effective for fiscal years beginning on or after January 1, 2007, with earlier adoption encouraged. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial position and results of operations.

                  (vi)     Capital disclosure:

                           In October 2006, the AcSB approved a set of disclosure and presentation requirements for financial instruments that revise and enhance the disclosure requirements of Handbook Section 3861, Financial Instruments - Disclosure and Presentation. This set of disclosure and presentation requirements included Handbook Section 1535, Capital Disclosures, which establishes standards for disclosing information about an entity's capital and how it is managed. This standard requires disclosure of: an entity's objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance. This standard is effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007. Early adoption is permitted at the same time an entity adopts other standards relating to accounting for financial instruments. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial position and results of operations.

3.       CASH AND CASH EQUIVALENTS:

         As at November 30, 2006, included in total cash and cash equivalents of $30.4 million (2005 - $50.5 million), the Company has $29.9 million (2005 - $47.6 million) of cash equivalents, of which $1.0 million (U.S. $0.9 million) are denominated in U.S. dollars; in 2005, all were denominated in Canadian dollars.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2006, 2005, 2004 and
period from December 1, 1987 to November 30, 2006
===============================================================================


4.       RESTRICTED CASH:

         As at November 30, 2006, the Company has $6.4 million (U.S. $5.6 million) (2005 - $11.7 million (U.S. $10.0 million)) in restricted cash, which represents cash on deposit to secure the letter of credit provided as security to the holders of the senior convertible notes payable, which were issued on October 7, 2005. The letter of credit automatically renews every year and shall not expire earlier than 91 days after the maturity date of the convertible notes.

         In accordance with the terms of the senior convertible notes payable, the Company was required to obtain a U.S. $10.0 million letter of credit in favour of the noteholders. During 2006, the Company reduced the U.S. $10.0 million original amount of the letter of credit by an amount equal to one half of the difference between U.S. $17.0 million and the aggregate principal amount of the notes outstanding of U.S. $8.2 million on November 1, 2006 as provided under the terms of the senior convertible notes payable.

5.       MARKETABLE SECURITIES

        =================================================================================================
                                                 Less than   Greater than
                                                 one year      one year                   Yield to
        2006                                    maturities    maturities      Total       maturity
        -------------------------------------------------------------------------------------------------
        Corporate bonds, commercial
             paper and medium-term notes       $    -        $     -       $    -     $       -
        =================================================================================================

        =================================================================================================
                                                Less than    Greater than
                                                 one year      one year
        2005                                    maturities    maturities     Total    Yield to maturity
        -------------------------------------------------------------------------------------------------
        Corporate bonds, commercial            $     22,999  $     -       $   22,999       3.04% - 4.25%
             paper and medium-term notes
        =================================================================================================

         At November 30, 2005, $7.8 million marketable securities were held in U.S. dollar-denominated investments, aggregating U.S. $6.7 million.

         At November 30, 2005, the carrying values of marketable securities approximated their quoted market values. Marketable securities held at November 30, 2005 had varying maturities from one to four months.

6.       PROPERTY AND EQUIPMENT:

        ===========================================================================================
                                                                        Accumulated       Net book
        2006                                                 Cost      amortization        value
        -------------------------------------------------------------------------------------------
        Testing equipment                                    $    936      $     715      $    221
        Computer and other equipment                              562            369           193
        Leasehold improvements                                    366            165           201

        -------------------------------------------------------------------------------------------
                                                             $  1,864      $   1,249      $    615
        ===========================================================================================

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2006, 2005, 2004 and
period from December 1, 1987 to November 30, 2006
===============================================================================

        ===========================================================================================
                                                                        Accumulated       Net book
        2005                                                 Cost      amortization        value
        -------------------------------------------------------------------------------------------
        Testing equipment                                    $    936      $     595      $    341
        Computer and other equipment                              539            288           251
        Leasehold improvements                                    730            201           529

        -------------------------------------------------------------------------------------------
                                                             $  2,205      $   1,084      $  1,121
        ===========================================================================================

         In 2006, amortization expense is $0.5 million (2005 - $0.3 million; 2004 - $0.2 million).

7.       ACQUIRED TECHNOLOGY:

        ================================================================================
                                                                   2006           2005
        --------------------------------------------------------------------------------
        Cost                                                  $   4,081     $    4,081
        Less accumulated amortization                             3,828          3,575
        --------------------------------------------------------------------------------

        Net book value                                        $     253     $      506
        ================================================================================

         In 2006, amortization expense is $0.3 million (2005 - $0.3 million; 2004 - $0.3 million).

8.       SENIOR CONVERTIBLE NOTES PAYABLE:

         On October 7, 2005, the Company, through its wholly-owned subsidiary, Vasogen Ireland Limited, issued 6.45% U.S. $40.0 million senior convertible notes payable and 3.3 million common share purchase warrants, as disclosed in note 9(e), for net proceeds of $42.8 million (gross proceeds of $47.0 million (U.S. $40.0 million) less issuance costs of $4.2 million). The notes will be repaid by April 1, 2007, which shall be extended to October 7, 2010 upon the occurrence of pre-market approval granted by the U.S. Food and Drug Administration for the marketing of Celacade for use in the treatment of chronic heart failure.

         The notes are guaranteed by Vasogen Inc. and are secured by an irrevocable U.S. $5.6 million letter of credit issued in favour of the note holders which is fully secured by cash on hand (note 4).

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2006, 2005, 2004 and
period from December 1, 1987 to November 30, 2006
===============================================================================


8.       SENIOR CONVERTIBLE NOTES PAYABLE (CONTINUED):

         The notes are convertible by the holders at any time into common shares of the Company at an adjusted conversion price of U.S. $1.99 per share (2005 - U.S. $3.00 per share), adjusted for anti-dilution and other downward adjustments, including if the Company issues or sells common stock at a price of less than U.S. $1.99 (2005 - $3.00 per share) unless the offering is in excess of U.S. $50.0 million in total or in connection with terms permitted under the agreement, issues options or warrants to third parties with an exercise price of less than U.S. $1.99 or convertible securities with a conversion price of less than U.S. $1.99 (collectively, the "conversion price").

         The Company is required to pay the notes in 22 equal monthly installments commencing December 1, 2005. As a result of acceleration payments made as at November 30, 2006, only five installments remain and, accordingly, the notes are expected to be fully repaid on April 1, 2007. While interest is always payable in cash, the Company, at its option, may pay the installment in cash at the face amount of the installment principal or in freely tradable common shares, or any combination thereof. If settled in common shares, the number of common shares is based on the face amount of the installment principal divided by the lesser of (i) the conversion price and (ii) 90% of the five-day weighted average price of the Company's common shares, as defined in the agreement, if the stock price is less than U.S. $1.00, or 95% of the five-day weighted average price of the Company's common shares, as defined in the agreement, if greater than U.S. $1.00. The aggregate number of common shares that the Company can issue to make the installment payments in accordance with these provisions is 25,000,000 (the "Exchange Cap"). Once exceeded, the Company is required to issue shares at 100% of the share price and make whole the note holders with a cash payment equal to 10% of the installment amount. The Company is obligated to provide additional common shares at no additional consideration if subsequent to the installment date, the number of shares is greater when the subsequent twelve-day weighted average share price is used in the formula ("the twelve-day weighted average share price adjustment"). Additional principal is deemed to be extinguished if the number of shares issued is in excess of the number of shares otherwise determined using the subsequent twelve-day weighted average share price in the formula. The Company accounts for the twelve-day weighted average share price adjustment as an adjustment to share capital.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2006, 2005, 2004 and
period from December 1, 1987 to November 30, 2006
===============================================================================


8.       SENIOR CONVERTIBLE NOTES PAYABLE (CONTINUED):

         The Company has the right to accelerate payments of outstanding principal of up to U.S. $8.0 million on each installment date if the Company's common share price is greater than U.S. $1.00 per share or up to 40% of the principal outstanding each calendar year if the Company's common share price is greater than U.S. $4.00 per share. The acceleration repayment terms are similar to the monthly installment redemption terms described above. In addition, the Company is obliged to issue additional common share purchase warrants with terms similar to those warrants issued initially with the maturity date being five years from the date of issuance and the exercise price of U.S. $1.99 per common share (subject to adjustment similar to the conversion price) (2005 - U.S. $3.00 per common share).

         Effective September 1, 2006, the Company must maintain a net cash balance of 110% of the outstanding principal amount on the notes. If the Company does not maintain a net cash balance of 110%, it will trigger an event of default. The Company has been in compliance with this cash test at all times since it came into effect.

         The interest rate increases to 12% upon and during an event of default. The Company is required to pay 2% of the purchase price of the notes and warrants each month if the Company's common shares are not freely tradable under applicable Ontario and U.S. securities laws and regulations.

         The holders also have the right to demand repayment in cash or in common shares at 125% of the face amount of principal outstanding in the event of default or at 115% in the event of a change in control or the value of the common shares the holder would otherwise have received on conversion of the shares prior to the event of default or the change in control. No accounting consideration has been given to these holders' contingent put rights since it is management's view that these contingent events are not probable of occurrence.

         The Company allocated the gross proceeds received of $47.0 million from the issuance of the convertible notes and warrants on a relative fair value basis as follows: $33.9 million to the debt, $8.8 million to the equity component and $4.3 million to the warrants. The fair value of the debt was determined based on the future payments of principal and interest for a debt instrument of comparable maturity and credit quality but excluding any conversion option by the holder. The senior convertible notes payable carry an effective interest rate of 48%. The conversion option or equity component of the convertible notes was valued using the Binomial model. The fair value of the warrants was determined based on the Black-Scholes option pricing model.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2006, 2005, 2004 and
period from December 1, 1987 to November 30, 2006
===============================================================================


8.       SENIOR CONVERTIBLE NOTES PAYABLE (CONTINUED):

         The issue costs related to the transaction of $4.2 million were also allocated on a proportionate basis as follows: $3.0 million to deferred financing costs to be amortized on an effective yield basis, $0.8 million to the equity component and $0.4 million to the warrants.

         The fair value of the monthly installment payment paid in common shares is recorded as share capital and the carrying value of the debt is reduced with any difference being charged as a gain or loss on extinguishment of the senior convertible notes payable.

         Any acceleration payment is accounted for as an early extinguishment of the outstanding principal. Accordingly, the fair value of the consideration given is allocated between the debt and equity components of the senior convertible notes with any difference between the carrying value and allocated fair value being accounted for as a capital transaction for the equity component and a loss on extinguishment for the liability component.

         Additional common shares issued in connection with the twelve-day weighted average share price adjustment related to the monthly installment and acceleration payment are for no additional consideration. Accordingly, no accounting recognition is given to the issuance of these common shares. If additional principal is deemed to be extinguished related to the twelve-day weighted average share price adjustment, the Company records a reduction in long-term debt and an increase in share capital.

         As a result of the financing that was completed on November 14, 2006, the conversion price of the senior convertible notes was reduced to U.S. $1.99 from U.S. $3.00 in accordance with the anti-dilution provisions contained within the notes. The anti-dilution provisions also provided that the exercise price of the 4.7 million warrants outstanding to the note holders at an exercise price of U.S. $3.00 was reduced to U.S. $1.99 and the exercise price of the 0.4 million warrants at an exercise price of U.S. $3.11 was reduced to U.S. $2.06. In addition, the 5.1 million warrants outstanding can now be exercised for 7.7 million common shares, which is an increase from the 5.1 million common shares prior to the anti-dilution provisions that were triggered by the November 14, 2006 financing.

         Commencing on November 1, 2006, the Company has exceeded the Exchange Cap, and therefore the Company will issue shares to settle the debt and make a cash payment of 10% of the installment amount.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2006, 2005, 2004 and
period from December 1, 1987 to November 30, 2006
===============================================================================


8.       SENIOR CONVERTIBLE NOTES PAYABLE (CONTINUED):

         The following table sets out the continuity of the senior convertible notes payable since the issuance date:

        ============================================================================================
                                                                                          Impact on
                                                         Number of                           senior
                                                            common        Number of     convertible
                                                            shares         warrants   notes payable
        --------------------------------------------------------------------------------------------
        Balance, October 7, 2005
             (date of issuance)                                  -               -       $   33,969
        Accretion in carrying value                              -               -            1,742
        Impact of foreign exchange                               -               -             (257)
        --------------------------------------------------------------------------------------------
                                                                 -               -           35,454
        Balance, November 30, 2005
        December 1, 2005 installment
             payment in advance applied                        774               -           (2,122)
        Installment payments settled in cash                     -               -           (3,926)
        Installment payments settled in shares              26,968               -          (19,849)
        Acceleration payments settled in
             common shares and warrants                      4,112           1,777           (7,265)
        Conversion by note holder to
             common shares                                     100               -             (263)
        Accretion in carrying value                              -               -            7,824
        Impact of foreign exchange                               -               -           (1,099)
        --------------------------------------------------------------------------------------------
        Balance, November 30, 2006                          31,954           1,777       $    8,754
        ============================================================================================

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2006, 2005, 2004 and
period from December 1, 1987 to November 30, 2006
===============================================================================


8.       SENIOR CONVERTIBLE NOTES PAYABLE (CONTINUED):

        ==========================================================================================
                                                                             2006           2005
        ------------------------------------------------------------------------------------------
        Par value of senior convertible notes payable at
           November 30                                               $      9,379   $     46,676
        Balance remaining to be accreted                                     (625)       (11,222)
        ------------------------------------------------------------------------------------------

        Senior convertible notes payable                                    8,754         35,454

        Current portion of senior convertible notes payable                 8,754         16,659
        ------------------------------------------------------------------------------------------

        Senior convertible notes payable, long term                  $          -   $     18,795
        ==========================================================================================

         At November 30, 2006, $8.8 million (2005 - $16.7 million) has been presented as a current liability since the Company is obligated to settle that portion of the carrying amount of the convertible notes in cash or in common shares in the next five months.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2006, 2005, 2004 and
period from December 1, 1987 to November 30, 2006
===============================================================================


9.       SHAREHOLDERS' EQUITY:

         (a)     Consolidated statement of shareholders' equity:

=================================================================================================================================
                                                                          Equity
                                                                         component
                                                                            of                                       Period from
                                        Common                            senior                                     December 1,
                                        shares'                         convertible                                    1987 to
                             Number     average     Share      Stock       notes               Contributed           November 30,
                           of shares  share price  capital    options     payable    Warrants   surplus    Deficit       2006
----------------------------------------------------------------------------------------------------------------------------------
Balance, December 1, 1987      1,032               $  1,213   $      -   $      -   $      -    $      -   $ (1,510)  $   (297)
Shares issued for cash           138          1.40      195          -          -          -           -          -        195
Shares issued for
services                           5          3.50       17          -          -          -           -          -         17
Shares issued to acquire
   a license                   1,571          1.51    2,375          -          -          -           -          -      2,375
Loss                               -                      -          -          -          -           -       (755)      (755)
----------------------------------------------------------------------------------------------------------------------------------
Balance, November 30, 1988     2,746                  3,800          -          -          -           -     (2,265)     1,535
Loss                               -                      -          -          -          -           -       (601)      (601)
----------------------------------------------------------------------------------------------------------------------------------
Balance, November 30, 1989     2,746                  3,800          -          -          -           -     (2,866)       934
Shares issued for cash           251          4.22    1,061          -          -          -           -          -      1,061
Options exercised                 50          2.10      105          -          -          -           -          -        105
Shares issued for services        11          4.20       45          -          -          -           -          -         45
Debt conversion                  179          1.12      200          -          -          -           -          -        200
Loss                               -                      -          -          -          -           -       (725)      (725)
----------------------------------------------------------------------------------------------------------------------------------
Balance, November 30, 1990     3,237                  5,211          -          -          -           -     (3,591)     1,620
Shares issued for cash           683          1.33      909          -          -          -           -          -        909
Options exercised                 14          2.10       30          -          -          -           -          -         30
Shares issued for services        90          1.87      168          -          -          -           -          -        168
Shares issued to acquire
   a license                      71          1.48      100          -          -          -           -          -        100
Loss                               -                      -          -          -          -           -       (593)      (593)
----------------------------------------------------------------------------------------------------------------------------------
Balance, November 30, 1991     4,095                  6,418          -          -          -           -     (4,184)     2,234

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2006, 2005, 2004 and
period from December 1, 1987 to November 30, 2006
===============================================================================


9.       SHAREHOLDERS' EQUITY (CONTINUED):

=================================================================================================================================
                                                                          Equity
                                                                         component
                                                                            of                                       Period from
                                        Common                            senior                                     December 1,
                                        shares'                         convertible                                    1987 to
                             Number     average     Share      Stock       notes               Contributed           November 30,
                           of shares  share price  capital    options     payable    Warrants   surplus    Deficit       2006
----------------------------------------------------------------------------------------------------------------------------------
Balance, November 30, 1991     4,095                  6,418          -          -           -          -     (4,184)     2,234
Shares issued for cash            14          3.08       44          -          -           -          -          -         44
Options exercised                134          1.78      239          -          -           -          -          -        239
Shares issued for services        77          2.61      202          -          -           -          -          -        202
Debt conversion                  429          1.05      450          -          -           -          -          -        450
Loss                                                      -          -          -           -          -       (975)      (975)
----------------------------------------------------------------------------------------------------------------------------------
Balance, November 30, 1992     4,749                  7,353          -          -           -          -     (5,159)     2,194
Shares issued for cash            71          2.10      150          -          -           -          -          -        150
Warrants exercised               119          1.71      203          -          -           -          -          -        203
Options exercised                 46          2.10       96          -          -           -          -          -         96
Shares issued for services        96          2.10      202          -          -           -          -          -        202
Loss                               -                      -          -          -           -          -       (752)      (752)
----------------------------------------------------------------------------------------------------------------------------------
Balance, November 30, 1993     5,081                  8,004          -          -           -          -     (5,911)     2,093
Shares issued for cash           774          1.30    1,006          -          -           -          -          -      1,006
Share issue costs                  -          -        (192)         -          -           -          -          -       (192)
Warrants exercised               142          1.75      247          -          -           -          -          -        247
Options exercised                 29          1.54       44          -          -           -          -          -         44
Shares issued for services        29          2.10       60          -          -           -          -          -         60
Loss                               -                      -          -          -           -          -       (996)      (996)
----------------------------------------------------------------------------------------------------------------------------------
Balance, November 30, 1994     6,055                  9,169          -          -           -          -     (6,907)     2,262

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2006, 2005, 2004 and
period from December 1, 1987 to November 30, 2006
===============================================================================


9.       SHAREHOLDERS' EQUITY (CONTINUED):

=================================================================================================================================
                                                                          Equity
                                                                         component
                                                                            of                                       Period from
                                        Common                            senior                                     December 1,
                                        shares'                         convertible                                    1987 to
                             Number     average     Share      Stock       notes               Contributed           November 30,
                           of shares  share price  capital    options     payable    Warrants   surplus    Deficit       2006
----------------------------------------------------------------------------------------------------------------------------------
Balance, November 30, 1994    6,055                  9,169          -          -           -          -     (6,907)       2,262
Shares issued for cash        3,460          1.00    3,460          -          -           -          -          -        3,460
Share issue costs                 -          -        (294)         -          -           -          -          -         (294)
Warrants exercised              185          0.50       93          -          -           -          -          -           93
Options exercised               120          0.50       60          -          -           -          -          -           60
Shares issued for services      236          1.04      246          -          -           -          -          -          246
Loss                              -                      -          -          -           -          -     (2,323)      (2,323)
----------------------------------------------------------------------------------------------------------------------------------
Balance, November 30, 1995   10,056                 12,734          -          -           -          -     (9,230)       3,504
Shares issued for cash        3,557          1.10    3,913          -          -           -          -          -        3,913
Share issue costs                 -          -        (962)         -          -           -          -          -         (962)
Warrants exercised            3,397          1.34    4,539          -          -           -          -          -        4,539
Options exercised               394          0.62      245          -          -           -          -          -          245
Shares issued for services      632          1.18      748          -          -           -          -          -          748
Shares issued to acquire
   license                      270          1.20      324          -          -           -          -          -          324
Loss                              -                      -          -          -           -          -     (4,862)      (4,862)
----------------------------------------------------------------------------------------------------------------------------------
Balance, November 30, 1996   18,306                 21,541          -          -           -          -    (14,092)       7,449
Shares issued for cash        3,064          2.49    7,625          -          -           -          -          -        7,625
Share issue costs                 -          -        (312)         -          -           -          -          -         (312)
Warrants exercised            1,352          1.20    1,621          -          -           -          -          -        1,621
Options exercised               494          0.98      482          -          -           -          -          -          482
Shares issued for services      115          1.87      215          -          -           -          -          -          215
Loss                              -                      -          -          -           -          -     (7,991)      (7,991)
----------------------------------------------------------------------------------------------------------------------------------
Balance, November 30, 1997   23,331                 31,172          -          -           -          -    (22,083)       9,089

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2006, 2005, 2004 and
period from December 1, 1987 to November 30, 2006
===============================================================================


9.       SHAREHOLDERS' EQUITY (CONTINUED):

=================================================================================================================================
                                                                          Equity
                                                                         component
                                                                            of                                       Period from
                                        Common                            senior                                     December 1,
                                        shares'                         convertible                                    1987 to
                             Number     average     Share      Stock       notes               Contributed           November 30,
                           of shares  share price  capital    options     payable    Warrants   surplus    Deficit       2006
----------------------------------------------------------------------------------------------------------------------------------
Balance, November 30, 1997   23,331                 31,172          -          -           -          -    (22,083)       9,089
Shares issued for cash        2,882          1.75    5,043          -          -           -          -          -        5,043
Share issue costs                 -          -        (479)         -          -           -          -          -         (479)
Warrants exercised              228          1.11      253          -          -           -          -          -          253
Options exercised               100          0.95       95          -          -           -          -          -           95
Shares issued for services       33          1.67       55          -          -           -          -          -           55
Loss                              -                      -          -          -           -          -     (7,312)      (7,312)
----------------------------------------------------------------------------------------------------------------------------------
Balance, November 30, 1998   26,574                 36,139          -          -           -          -    (29,395)       6,744
Shares issued for cash        6,590          1.49    9,825          -          -           -          -          -        9,825
Share issue costs                 -          -        (934)         -          -           -          -          -         (934)
Warrants exercised            1,627          1.07    1,739          -          -           -          -          -        1,739
Options exercised               594          1.22      724          -          -           -          -          -          724
Shares issued for services      207          1.25      259          -          -           -          -          -          259
Loss                              -                      -          -          -           -          -     (7,915)      (7,915)
----------------------------------------------------------------------------------------------------------------------------------
Balance, November 30, 1999   35,592                 47,752          -          -           -          -    (37,310)      10,442
Shares issued for cash        3,738          9.54   35,650          -          -           -          -          -       35,650
Share issue costs                 -          -      (1,812)         -          -           -          -          -       (1,812)
Warrants exercised            3,979          1.73    6,898          -          -           -          -          -        6,898
Options exercised             1,393          1.48    2,064          -          -           -          -          -        2,064
Shares issued for services       40          5.83      233          -          -           -          -          -          233
Loss                              -                      -          -          -           -          -     (9,961)      (9,961)
----------------------------------------------------------------------------------------------------------------------------------
Balance, November 30, 2000   44,742                 90,785          -          -           -          -    (47,271)      43,514

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2006, 2005, 2004 and
period from December 1, 1987 to November 30, 2006
===============================================================================


9.       SHAREHOLDERS' EQUITY (CONTINUED):

=================================================================================================================================
                                                                          Equity
                                                                         component
                                                                            of                                       Period from
                                        Common                            senior                                     December 1,
                                        shares'                         convertible                                    1987 to
                             Number     average     Share      Stock       notes               Contributed           November 30,
                           of shares  share price  capital    options     payable    Warrants   surplus    Deficit       2006
----------------------------------------------------------------------------------------------------------------------------------
Balance, November 30, 2000    44,742                 90,785          -          -           -          -    (47,271)     43,514
Shares issued for cash         1,406          8.49   11,941          -          -           -          -          -      11,941
Share issue costs                  -          -        (121)         -          -           -          -          -        (121)
Options exercised                216          1.99      429          -          -           -          -          -         429
Loss                               -                      -          -          -           -          -    (14,389)    (14,389)
----------------------------------------------------------------------------------------------------------------------------------
Balance, November 30, 2001    46,364                103,034          -          -           -          -    (61,660)     41,374
Shares issued for cash         5,155          4.85   25,000          -          -           -          -          -      25,000
Share issue costs                  -          -      (1,901)         -          -           -          -          -      (1,901)
Options exercised                415          1.30      540          -          -           -          -          -         540
Loss                               -          -           -          -          -           -          -    (19,507)    (19,507)
----------------------------------------------------------------------------------------------------------------------------------
Balance, November 30, 2002    51,934                126,673          -          -           -          -    (81,167)     45,506
Shares issued for cash         9,478          5.35   50,669          -          -           -          -          -      50,669
Share issue costs                  -          -      (5,898)         -          -           -          -          -      (5,898)
Warrants exercised               250          5.39    1,347          -          -           -          -          -       1,347
Options exercised                360          1.64      589          -          -           -          -          -         589
Fair value of stock
options and warrants
issued to consultants              -          -           -        744          -       1,456          -          -       2,200
Loss                               -                      -          -          -           -          -    (31,948)    (31,948)
----------------------------------------------------------------------------------------------------------------------------------
Balance, November 30, 2003    62,022                173,380        744          -       1,456          -   (113,115)     62,465

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2006, 2005, 2004 and
period from December 1, 1987 to November 30, 2006
===============================================================================


9.       SHAREHOLDERS' EQUITY (CONTINUED):

=================================================================================================================================
                                                                          Equity
                                                                         component
                                                                            of                                       Period from
                                        Common                            senior                                     December 1,
                                        shares'                         convertible                                    1987 to
                             Number     average     Share      Stock       notes               Contributed           November 30,
                           of shares  share price  capital    options     payable    Warrants   surplus    Deficit       2006
----------------------------------------------------------------------------------------------------------------------------------

Balance, November 30, 2003    62,022                173,380        744          -       1,456          -   (113,115)     62,465
Shares issued for cash (b)     9,775          7.87   76,913          -          -           -          -          -      76,913
Share issue costs (b)              -          -      (6,128)         -          -           -          -          -      (6,128)
Options exercised                534          2.43    1,300          -          -           -          -          -       1,300
Fair value of stock
   options issued to
   consultants                     -                      -        455          -           -          -          -         455
Loss                               -                      -          -          -           -          -    (74,550)    (74,550)
----------------------------------------------------------------------------------------------------------------------------------
Balance, November 30,
   2004, as originally
   reported                   72,331                245,465      1,199                  1,456              (187,665)     60,455
Change in accounting for
   stock-based
   compensation                    -          -          55      3,951          -           -          -     (4,006)          -
----------------------------------------------------------------------------------------------------------------------------------
Balance, November 30,
   2004, as restated          72,331          -     245,520      5,150          -       1,456          -   (191,671)     60,455

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2006, 2005, 2004 and
period from December 1, 1987 to November 30, 2006
===============================================================================


9.       SHAREHOLDERS' EQUITY (CONTINUED):

=================================================================================================================================
                                                                          Equity
                                                                         component
                                                                            of                                       Period from
                                        Common                            senior                                     December 1,
                                        shares'                         convertible                                    1987 to
                             Number     average     Share      Stock       notes               Contributed           November 30,
                           of shares  share price  capital    options     payable    Warrants   surplus    Deficit       2006
----------------------------------------------------------------------------------------------------------------------------------
Balance, November 30,
   2004, as restated         72,331                245,520      5,150          -       1,456          -    (191,671)     60,455
Shares issued for cash (b)    9,005          5.83   52,502          -          -           -          -           -      52,502
Share issue costs (b)             -          -      (3,720)         -          -           -          -           -      (3,720)
Fair value of stock
   options granted                -          -           -      3,826          -           -          -           -       3,826
Options exercised               145          4.32      627          -          -           -          -           -         627
Shares issued in advance
   for installment payment
   on senior convertible
   notes payable                774          2.63    2,034          -          -           -          -           -       2,034
Installment payment made
   in advance                     -          -      (2,032)         -          -           -          -           -      (2,032)
Senior convertible notes          -          -           -          -      8,774       4,273          -           -      13,047
Financing costs on equity
   component of senior
   convertible notes              -          -           -          -       (789)       (384)         -           -      (1,173)
Transfer of stock options
   exercised                      -          -          76        (76)         -           -          -           -           -
Reversal of forfeited and
   expired vested options         -          -           -       (223)         -           -        223           -           -
Transfer of forfeited
   unvested options               -          -           -       (211)         -           -          -           -        (211)
Loss                              -          -           -          -          -           -          -     (93,048)    (93,048)
----------------------------------------------------------------------------------------------------------------------------------
Balance, November 30, 2005   82,255                295,007      8,466      7,985       5,345        223    (284,719)     32,307

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2006, 2005, 2004 and
period from December 1, 1987 to November 30, 2006
===============================================================================


9.       SHAREHOLDERS' EQUITY (CONTINUED):

===================================================================================================================================
                                                                            Equity
                                                                           component
                                                                               of                                       Period from
                                           Common                            senior                                     December 1,
                                           shares'                         convertible                                    1987 to
                                Number     average     Share      Stock       notes               Contributed           November 30,
                              of shares  share price  capital    options     payable    Warrants   surplus    Deficit       2006
-----------------------------------------------------------------------------------------------------------------------------------
                                 82,255                 295,007     8,466       7,985      5,345        223    (284,719)    32,307
Balance, November 30, 2005
Public offering (b)              43,192        0.42      18,082         -           -      5,024          -           -     23,106
Fair value of broker
   warrants (b)                       -           -           -         -           -        705          -           -        705
Share issue costs (b)                 -           -      (2,376)        -           -       (550)         -           -     (2,926)
Shares issued for deferred                        0
   share units                       24         1.5          36         -           -          -          -           -         36
Fair value of stock options
   granted                            -           -           -     3,682           -          -          -           -      3,682
Shares issued for installment
   payments on senior
   convertible notes payable     26,968        0.87      23,481         -      (4,269)         -      4,269           -     23,481
Shares and warrants issued for
   acceleration payments on
   senior convertible notes
   payable                        4,112        2.36       9,723         -      (1,655)     2,322        848        (295)    10,943
Holders' conversion of notes        100        3.22         322         -         (59)         -          -           -        263
December 1, 2006 installment
   payment made in advance            -           -      (2,090)        -           -          -          -           -      (2,090)
December 1, 2005 installment
   payment in advance applied         -           -       2,032         -        (363)         -        363           -      2,032
Transfer of forfeited and
   expired vested options             -           -           -      (836)          -          -        836           -          -
Reversal of forfeited unvested
   options                            -           -           -      (599)          -          -          -           -       (599)
Transfer of forfeited and
   expired vested warrants            -           -           -         -           -     (1,456)     1,456           -          -
Loss                                  -           -           -         -           -          -          -     (66,360)   (66,360)
-----------------------------------------------------------------------------------------------------------------------------------
Balance, November 30, 2006      156,651              $  344,217 $  10,713    $  1,639  $  11,390   $  7,995   $(351,374) $  24,580
===================================================================================================================================

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2006, 2005, 2004 and
period from December 1, 1987 to November 30, 2006
===============================================================================


9.       SHAREHOLDERS' EQUITY (CONTINUED):

         (b)      Share issuances:

                  On November 14, 2006, the Company issued 43.2 million common shares, 17.3 million five-year warrants and 4.3 million six-month warrants to purchase common shares for gross cash proceeds of $23.1 million (U.S. $20.3 million) (net proceeds of $21.1 million after cost of issuance of $2.0 million). In addition, the Company issued 2.6 million broker warrants to the placement agent in connection with the financing. The terms of the warrants are described in note 9(e). The proceeds were allocated to the common shares and warrants based on their relative fair values. The fair value of the warrants was estimated using the Black-Scholes option pricing model using the following assumptions:

                  ==============================================================
                                                Five year   Six month    Broker
                                                 warrants    warrants   warrants
                  --------------------------------------------------------------
                  Dividend yield                        -           -          -
                  Risk-free interest rates           3.90        4.19       3.94
                  Volatility                           90         115        115
                  Expected life of warrants       5 years    6 months    3 years
                  --------------------------------------------------------------

                  On February 2, 2005, the Company issued 9.0 million common shares for gross proceeds of $52.5 million (U.S. $42.3 million) (net proceeds of $48.8 million after costs of issuance of $3.7 million).

                  On March 4,  2004,  the  Company  issued 9.8  million  common shares for gross proceeds of $76.9 million (U.S. $57.7 million) (net proceeds of $70.8 million after costs of issuance of $6.1 million).

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2006, 2005, 2004 and
period from December 1, 1987 to November 30, 2006
===============================================================================


9.       SHAREHOLDERS' EQUITY (CONTINUED):

         (c)      Stock-based compensation plans:

                  In May 2003, the Company adopted two new stock option plans (the "2003 Employee Plan" and the "2003 Director Plan") to eventually replace the Company's existing stock option plan (the "Existing Plan"). All grants of options after May 2003 are made from the new plans and no further option grants will be made under the Existing Plan. The Company reserved for issuance 2,000,000 common shares under the 2003 Employee Plan and 250,000 common shares under the 2003 Director Plan. In March 2005, the Company's shareholders approved increasing the maximum number of common shares under the 2003 Employee Plan to 5,000,000. In March 2006, the Company's shareholders also approved increasing the maximum number of common shares under the 2003 Employee Plan to 8,000,000 and the 2003 Director Plan to 500,000. Each option granted allows the holder to purchase one common share at an exercise price not less than the closing price of the Company's common shares on The Toronto Stock Exchange on the last trading day prior to the grant of the option. Options granted under these plans have a maximum term of ten years and generally vest over a period of up to three years.

                  As at November 30, 2006, there were 1.5 million (2005 - 2.5 million; 2004 - 0.7 million) options available for grant.

                  ===========================================================================================
                                                      2006                  2005                 2004
                  -------------------------------------------------------------------------------------------
                                                          Weighted              Weighted             Weighted
                                                 Number    Average     Number    average    Number    average
                                                     of   Exercise         of   exercise        of   exercise
                                                options      price    options      price   options      price
                  -------------------------------------------------------------------------------------------
                  Outstanding, beginning          4,311   $   5.60      3,518   $   6.01     3,245   $   5.00
                     of year
                  Issued                          5,022       1.38      1,302       4.65       842       7.66
                  Exercised                           -       -          (145)      4.32      (534)      2.43
                  Expired or cancelled           (1,213)      5.30       (364)      6.73       (35)      6.12
                  -------------------------------------------------------------------------------------------
                  Outstanding, end of year        8,120       3.03      4,311       5.60     3,518       6.01
                  ===========================================================================================
                  Exercisable, end of year        3,133                 2,588                1,831
                  ===========================================================================================

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2006, 2005, 2004 and
period from December 1, 1987 to November 30, 2006
===============================================================================


9.       SHAREHOLDERS' EQUITY (CONTINUED):

                  The table above includes 0.2 million (2005 - 0.3 million; 2004 - 0.1 million) options granted to non-employees for a fair value of $0.2 million (2005 - $0.8 million; 2004 - $0.4 million).

         The following table provides information on options outstanding and exercisable as of November 30, 2006:

                                            Options outstanding                          Options exercisable
                            ---------------------------------------------------- -------------------------------
                                                                    Weighted
                                                  Weighted          average                             Weighted
                                                  average          remaining                            average
        Exercise                 Number           exercise        contractual          Number           exercise
        price                 outstanding          price          life (years)      exercisable          price
        --------------------------------------------------------------------------------------------------------
        $0.49 - $0.68            1,732           $  0.57               9.7                 -           $    -
        $0.69 - $2.68            2,859              1.81               9.1               209              2.59
        $2.69 - $5.54            1,972              3.99               3.2             1,575              3.79
        $5.55 - $9.21            1,557              6.80               3.2             1,349              6.75
        --------------------------------------------------------------------------------------------------------
                                 8,120              3.03               6.7             3,133              4.98
        ========================================================================================================

         The fair value of stock-based compensation was estimated at the grant date under the following assumptions:

        ================================================================================================
                                                                       2006          2005          2004
        ------------------------------------------------------------------------------------------------
        Dividend yield                                                    -             -             -
        Weighted average risk-free interest rate                      4.10%         3.77%         3.89%
        Volatility factor of the expected market                      87.3%         73.2%         69.1%
             price of the Company's common shares
        Weighted average expected life of the                     5.9 years     4.7 years     4.6 years
             employment options
        ================================================================================================

         The resulting weighted average fair value per share at the grant date of the employee and non-employee stock-based compensation issued in fiscal 2006 is $0.96 (2005 - $2.96; 2004 - $4.77).

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2006, 2005, 2004 and
period from December 1, 1987 to November 30, 2006
===============================================================================


9.       SHAREHOLDERS' EQUITY (CONTINUED):

         (d)      Deferred share units:

                  Effective January 1, 2004, the Company established a plan to grant DSUs to its non-management directors and reserved a maximum of 250,000 common shares for issuance under the plan. Under the plan, the directors will defer any cash remuneration that they would have otherwise received for services rendered and in lieu thereof will receive the number of DSUs which is equivalent in value to the remuneration deferred. A DSU is a unit equivalent in value to one common share of the Company based on the trading price of the Company's common shares on The Toronto Stock Exchange. Upon termination of board service, the director will be able to redeem DSUs based upon the then market price of the Company's common shares on the date of redemption in exchange for any combination of cash or common shares as the Company may determine.

                  The Company recorded $0.3 million (2005 - $0.3 million) in compensation expense relating to 144,762 (2005 - 52,015) DSUs granted in 2006 for services rendered during the year. As at November 30, 2006, 199,089 (2005 -78,285) DSUs are issued and outstanding with a value of $0.1 million (2005 - $0.2 million) based upon the market value of the Company's common shares at November 30, 2006. In addition, 23,958 DSUs were exercised in 2006.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2006, 2005, 2004 and
period from December 1, 1987 to November 30, 2006
===============================================================================


9.       SHAREHOLDERS' EQUITY (CONTINUED):

         (e)      Warrants:

                  As at November 30, the warrants which are outstanding and exercisable are as follows:

                  ======================================================================
                                                            2006       2005       2004
                  ----------------------------------------------------------------------
                  Outstanding, beginning of year            4,319        985        985
                  Issued                                   25,933      3,334          -
                  Exercised                                     -          -          -
                  Expired                                    (985)         -          -
                  ----------------------------------------------------------------------
                  Outstanding, end of year                 29,267      4,319        985
                  ======================================================================

                  Exercisable, end of year                 29,267      4,319        985

                  ======================================================================

                  The  following   table   provides   information  on  warrants
                  outstanding as of November 30, 2006:

                  =========================================================================
                  Exercise                Number                 Expiry    Shares issuable
                  price              outstanding                             upon exercise
                  -------------------------------------------------------------------------
                  U.S. $0.53               4,319           May 14, 2007          4,319
                  U.S. $0.63               2,560      November 14, 2009          2,560
                  U.S. $1.99               3,334        October 7, 2010          5,025
                  U.S. $2.06                 390      February 28, 2011            589
                  U.S. $1.99                 390         March 31, 2011            588
                  U.S. $1.99                 390         April 30, 2011            588
                  U.S. $1.99                 607           May 31, 2011            914
                  U.S. $0.63              17,277      November 14, 2011         17,277
                  -------------------------------------------------------------------------
                                          29,267                                31,860
                  =========================================================================

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2006, 2005, 2004 and
period from December 1, 1987 to November 30, 2006
===============================================================================


10.      LOSS PER SHARE:

         The computations for basic and diluted loss per share are as follows:

         ==============================================================================================
                                                               2006             2005             2004
         ----------------------------------------------------------------------------------------------
         Loss for the year                                $ (66,360)       $ (93,048)        $ (74,550)
         ==============================================================================================

         Weighted average number of common shares outstanding:
            Basic and diluted                                94,076           79,865            69,600
         ==============================================================================================

         Loss per common share:
            Basic and diluted                             $   (0.71)       $   (1.17)        $   (1.07)
         ==============================================================================================

         The options and warrants to purchase common shares and the senior convertible notes payable are not included in the calculation of diluted loss per share because the Company has a loss for each period presented and to do so would have been anti-dilutive.

11.      CONSOLIDATED STATEMENTS OF CASH FLOWS:

         (a)      Change in non-cash operating working capital balances:

                  ======================================================================================
                                                                                           Period from
                                                                                            December 1,
                                                                                              1987 to
                                                            Years ended November 30,        November 30,
                                                       2006          2005          2004        2006
                  --------------------------------------------------------------------------------------
                  Decrease (increase) in:
                     Clinical supplies            $     651      $    942     $   1,614     $  (1,211)
                     Tax credits recoverable           (197)          466          (213)       (1,327)
                     Prepaid expenses and
                       deposits                         239           227          (829)       (1,351)
                  Increase (decrease) in:
                     Accounts payable and
                       accrued liabilities          (17,851)       10,999         8,970         8,375

                  --------------------------------------------------------------------------------------
                                                  $ (17,158)     $ 12,634     $   9,542     $   4,486
                  ======================================================================================

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2006, 2005, 2004 and
period from December 1, 1987 to November 30, 2006
===============================================================================


11.      CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED):

         (b)      Supplemental disclosure of non-cash transactions:

                  ======================================================================================
                                                                                            Period from
                                                                                            December 1,
                                                                                              1987 to
                                                           Years ended November 30,         November 30,
                                                      2006          2005          2004         2006
                  --------------------------------------------------------------------------------------
                  Non-cash financing
                  activities:
                     Warrants and options
                       issued as share
                       issue costs                 $    705      $      -     $       -      $  2,474
                     Shares issued for
                       services                          36             -             -         2,485
                     Debt conversion                (29,288)       (2,034)            -       (32,062)
                     Shares issued on debt
                       conversion                    31,114         2,034             -        33,888
                     Acceleration warrants
                       issued in connection
                       with debt                      2,322             -             -         2,322
                     Shares issued on debt
                       conversion by note
                       holders                          263             -             -           263
                     Shares issued for
                       technology                         -             -             -         2,799
                     Deferred share issue
                       costs                              -             -           503           503

                  Non-cash investing
                  activities:
                     Technology acquired for
                       shares issued                      -             -             -        (2,799)

                  ======================================================================================

         (c)       Supplemental cash flow information:

                  ======================================================================================
                                                                                            Period from
                                                                                            December 1,
                                                                                              1987 to
                                                           Years ended November 30,         November 30,
                                                      2006          2005          2004         2006
                  --------------------------------------------------------------------------------------
                  Interest received               $  2,119     $   1,147      $  1,731      $  11,200
                  Interest paid                        930           344             -          1,274
                  Income taxes paid                      -             -             -              -
                  ======================================================================================

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2006, 2005, 2004 and
period from December 1, 1987 to November 30, 2006
===============================================================================


12.      FAIR VALUES OF FINANCIAL INSTRUMENTS:

         The carrying values of cash and cash equivalents, marketable securities, accounts payable and accrued liabilities approximate their fair values due to the relatively short periods to maturity of these instruments.

         In November 2006, the Company entered into a forward exchange contract to purchase U.S. $8.0 million for $9.2 million in December 2006. This transaction created a nominal exchange loss.

         In November 2005, the Company entered into forward exchange contracts to sell, in aggregate, U.S. $25.3 million to acquire $30.1 million in December 2005. The fair value of these instruments at November 30, 2005 was an asset of $0.7 million.

         In November 2005, the Company entered into forward exchange contracts to purchase, in aggregate, U.S. $50.0 million for $59.0 million in December 2005 and February 2006. The fair value of these instruments at November 30, 2005 was a liability of $0.8 million.

         In 2004, the Company entered into forward exchange contracts to sell, in aggregate, $49.9 million to acquire U.S. $37.5 million, which matured in December 2004 and April 2005. The fair value of the forward contracts at November 30, 2004, was a liability of $5.2 million.

         The fair value of the senior convertible notes payable at November 30, 2006 is $10.0 million.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2006, 2005, 2004 and
period from December 1, 1987 to November 30, 2006
===============================================================================


13.      INCOME TAXES:

         The provision for income taxes differs from the amount computed by applying the statutory income tax rate to loss before income taxes. The sources and tax effects of the differences are as follows:

         ===========================================================================================================
                                                                              2006              2005          2004
         -----------------------------------------------------------------------------------------------------------
         Basic rate applied to loss before recovery of income taxes     $  (23,969)       $  (32,567)   $  (26,927)
         Adjustments resulting from:
            Foreign losses affected at lower rates                          10,383            23,234        15,034
            Permanent differences                                            1,998               (74)          276
            Change in valuation allowance                                   10,982             9,489        11,417
            Change in enacted income tax rates                                 710                 -             -
            Other                                                             (104)              (82)          200
         -----------------------------------------------------------------------------------------------------------
                                                                        $       -         $       -     $       -
         ===========================================================================================================

         The tax effect of temporary  differences that give rise to significant
         components  of  the  Company's   future  tax  assets  and  future  tax
         liabilities at November 30 are presented below:

         ===========================================================================================================
                                                                                        2006                 2005
         -----------------------------------------------------------------------------------------------------------
         Future tax assets:
            Non-capital losses                                                 $      37,811        $      30,148
            Deductible share issue costs                                               2,646                3,313
            Excess of tax value of capital assets over book value                        174                  227
            SR&ED expenditure pool, net of refundable tax credits                      8,198                4,178
            Other, including net capital losses                                        1,460                1,441
         -----------------------------------------------------------------------------------------------------------
                                                                                      50,289               39,307

         Valuation allowance                                                         (50,289)             (39,307)
         -----------------------------------------------------------------------------------------------------------
         Net future tax asset                                                  $          -         $          -
         ===========================================================================================================

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2006, 2005, 2004 and
period from December 1, 1987 to November 30, 2006
===============================================================================


13.      INCOME TAXES (CONTINUED):

         The Company's subsidiary, Vasogen Ireland Limited, also has losses of approximately $291.5 million (2005 - $221.7 million) included in the consolidated non-capital losses, available indefinitely to reduce future taxable income, the benefit of which will be recognized in the accounts when realized.

         The Company's other subsidiary, Vasogen Corp., also has losses of approximately $3.4 million (2005 - $1.6 million) included in the consolidated non-capital losses, which begin to expire in 2025, the benefit of which will be recognized in the accounts when realized.

         Under the Income Tax Act (Canada), certain expenditures are classified as Scientific Research & Experimental Development ("SR&ED") expenditures and, for tax purposes, are grouped into a pool, which is 100% deductible in the year incurred. This SR&ED expenditure pool can also be carried forward indefinitely and deducted in full in any subsequent year.

         The balance of the SR&ED expenditure pool at November 30, 2006 is approximately $27.1 million (2005 - $14.0 million).

         The Company also has $14.5 million of investment tax credits ("ITCs") on SR&ED expenditures which have not been recognized in the accounts. These ITCs are available to be applied against federal taxes otherwise payable in future years. The eligibility of the Company for provincial refundable research tax credits depends on the Company's compliance with the provincial tax legislation. The amount of tax credits ultimately received by the Company is dependent upon review by taxation authorities of the technical and financial aspects of the claims. The ITCs will expire as follows:

         =======================================================================
         2008                                                  $         222
         2009                                                            438
         2010                                                            605
         2011                                                            951
         2012                                                            960
         2013                                                          1,497
         2014                                                          2,342
         2015                                                          3,629
         2026                                                          3,884
         -----------------------------------------------------------------------
                                                               $      14,528
         =======================================================================

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2006, 2005, 2004 and
period from December 1, 1987 to November 30, 2006
===============================================================================


14.      COMMITMENTS AND CONTINGENCIES:

         (a)      Royalty commitments:

                  The Company agreed to pay royalties to arm's-length third parties based on gross amounts receivable by the Company from future commercial sales of its products, aggregating 1.5% on all sales to a maximum royalty of $1.3 million per annum and an additional 2% with respect to revenue derived from certain applications of the Company's Celacade technology to a maximum royalty of $5.0 million per annum. To date, no royalties are due and/or payable.

         (b)      Commitments:

                  Under the terms of operating lease agreements for its operating facilities, the Company is committed to make payments as follows for the years ending November 30:

                  ==============================================================
                  2007                                              $     645
                  2008                                                    568
                  2009                                                    346
                  --------------------------------------------------------------
                                                                     $  1,559
                  ==============================================================

                  Rent expense under operating leases, for the year ended November 30, 2006, is $0.8 million (2005 - $0.9 million; 2004
                  - $0.6 million).

15.      SEGMENT INFORMATION:

                  The Company operates in one business segment: the development of treatments and related products addressing chronic inflammatory disease. The primary property and equipment are located in Canada and the acquired technology is primarily located in Ireland.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2006, 2005, 2004 and
period from December 1, 1987 to November 30, 2006
===============================================================================


16.      RESEARCH AND DEVELOPMENT PROJECTS:

         The Company has undertaken the following significant research and development projects:

         (a)      Platform Technology:

                  The Company is focused on the research and development of treatments targeting the chronic inflammation underlying cardiovascular, neurological and other chronic inflammatory diseases. The purpose of this project is to advance the development of these treatments and the associated product technology, enhance the value of the intellectual property, identify new approaches to treatment and new disease indications for clinical development, and when deemed appropriate, initiate research in these indications.

         (b)      Celacade Technology - Cardiovascular disease:

                  The Company's Celacade technology is being developed to target the chronic inflammation associated with cardiovascular disease. The Company has completed preclinical and clinical studies targeted at various areas of cardiovascular disease. The Company's Celacade technology has reported results in two pivotal Phase III clinical trials. Subject to further analysis and the Company's consultations with outside experts and regulators, the Company plans to pursue regulatory approval and/or commercialization of its Celacade technology to reduce the risk of death and hospitalization in patients with advanced chronic heart failure.

         (c)      Celacade Technology - Autoimmune disease:

                  The Company has completed preclinical and early-stage clinical studies with its Celacade technology in autoimmune disease. Although autoimmune diseases may be candidates for future clinical development, the Company is currently not focusing any significant resources in this area.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2006, 2005, 2004 and
period from December 1, 1987 to November 30, 2006
===============================================================================


16.      RESEARCH AND DEVELOPMENT PROJECTS (CONTINUED):

         (d)      VP025 - Neuro-inflammatory disease:

                  The Company is also developing a new class of drugs, designed to interact with immune cells, leading to the modulation of cytokines - potent chemical messengers that regulate and control inflammation. VP025, the lead product candidate from this new class of drugs, is in development for the treatment of neuro-inflammatory disorders.

         The following table outlines research and development costs expensed for the Company's significant research and development projects:

         ==========================================================================================================
                                                                                                       Period from
                                                                                                       December 1,
                                                                                                         1987 to
                                                                   Years ended November 30,            November 30,
                                                           2006             2005            2004           2006
         ----------------------------------------------------------------------------------------------------------
         Research and development costs expensed:
              Platform technology                     $   2,472        $   1,947      $    2,881        $  41,101
              Cardiovascular program                     25,813           64,444          45,162          168,177
              Autoimmune program                              -                -               -            4,565
              VP025                                       4,447            5,030           3,751           14,838
         ----------------------------------------------------------------------------------------------------------
         Total research and development costs         $  32,732        $  71,421      $   51,794        $ 228,681
              expensed
         ----------------------------------------------------------------------------------------------------------
         Acquired technology:
              Celacade platform                       $       -        $       -      $        -        $   4,081
         ==========================================================================================================

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2006, 2005, 2004 and
period from December 1, 1987 to November 30, 2006
===============================================================================


17. DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES:

         The Company's consolidated financial statements are prepared in accordance with Canadian GAAP, which differ in certain respects from United States GAAP. The following tables present the impact of material differences between Canadian GAAP and United States GAAP on the Company's consolidated financial statements:

         (a)      Consolidated statements of operations and deficit:

         ==========================================================================================================
                                                                                                       Period from
                                                                                                       December 1,
                                                                                                         1987 to
                                                                    Years ended November 30,           November 30,
                                                            2006            2005             2004          2006
         ----------------------------------------------------------------------------------------------------------
         Loss per Canadian GAAP                       $  (66,360)      $ (93,048)      $  (74,550)      $ (349,569)
         Acquired technology costs (b)(i)                      -               -                -           (4,081)
         Technology amortization (b)(i)                      253             253              254            3,828
         Non-employee stock options (b)(ii)                  (58)           (101)            (137)          (3,476)
         Employee stock options (b)(iii)                       -           2,879                -            6,885
         Performance-based options (b)(iii)                    -              31              164             (278)
         Warrants issued to acquire technology
              (b)(iv)                                          -               -                -              (61)
         Accretion of senior convertible note
              payable (b)(v)                              (2,373)           (281)               -           (2,654)
         Amortization of deferred financing costs
              (b)(v)                                        (963)           (145)               -           (1,108)
         Loss on debt extinguishment (b)(v)               (1,131)              -                -           (1,131)
         Fair market value adjustment on embedded
              derivatives and warrants (b)(v)              9,711           3,032                -           12,743
         ----------------------------------------------------------------------------------------------------------
         Loss and comprehensive loss per United       $  (60,921)      $ (87,380)      $  (74,269)      $ (338,902)
              States GAAP
         ----------------------------------------------------------------------------------------------------------
         Weighted average number of common shares
              under United States GAAP:
              Basic and diluted                           94,099          79,865           69,600                -
         ==========================================================================================================
         Basic and diluted loss per common share
              under United States GAAP                $    (0.65)      $   (1.09)      $    (1.07)               -
         ==========================================================================================================

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2006, 2005, 2004 and
period from December 1, 1987 to November 30, 2006
===============================================================================


17. DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (CONTINUED):

         (b)      Consolidated balance sheets:

======================================================================================================================
                                                                2006                               2005
======================================================================================================================
                                                      Canada        United States        Canada        United States
----------------------------------------------------------------------------------------------------------------------
Assets:
     Acquired technology (i)                       $       253        $       -         $     506       $        -
     Deferred financing costs (v)                          150              648             2,645            3,674
Liabilities:
     Current portion of senior  convertible
         notes payable (v)                               8,754            8,553            16,659           15,047
     Senior convertible notes payable (v)                    -                -            18,795           18,268
     Embedded derivatives (v)                                -              914                 -            8,324
     Warrants (v)                                            -            7,859                 -            4,129
Shareholders' equity:
     Share capital (iv)                                344,217          343,906           295,007          294,937
     Stock options (ii), (iii)                          10,713            7,713             8,466            5,408
     Equity component of senior convertible
         notes payable (v)                               1,639                -             7,985                -
     Warrants (vi)                                      11,390                -             5,345            1,456
     Contributed surplus                                 7,995            2,515               223              223
     Deficit, end of period (i), (ii), (iii),
         (iv), (v), (vi)                              (351,374)        (340,412)         (284,719)        (279,491)
     Deficit accumulated during  development
         stage (i), (ii), (iii), (iv), (v), (vi)      (349,864)        (338,902)         (283,209)        (277,981)
======================================================================================================================

                  (i) Canadian GAAP requires the capitalization and amortization of acquired technology costs. Under United States GAAP, such acquired technology costs are charged to expense when incurred if, at the acquisition date, the technological feasibility of this technology has not yet been established and no future alternative uses existed. Accordingly, for United States GAAP purposes, the costs would have been expensed at the date of acquisition and the amortization recorded under Canadian GAAP would be reversed.

                  (ii) Prior to December 1, 2005, the Company followed Financial Accounting Standards Board ("FASB")
                           Statement of Financial Accounting Standards 123, Accounting for Stock-based Compensation ("SFAS No. 123"), which requires the recognition of compensation costs for stock options and warrants issued after December 15, 1995 to non-employees, such as members of the Scientific Advisory Board and other consultants and advisors, at fair value.

                           The fair value of the non-employee stock options and warrants granted after December 15, 1995 has been estimated using the Black-Scholes option pricing model based on the assumptions set out in note 9(c).

                           Under Canadian GAAP, all stock-based compensation granted to non-employees on or after December 1, 2002 is also accounted for at fair value. The fair value of any options granted prior to December 1, 2002 is not required to be recorded or presented under Canadian GAAP.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2006, 2005, 2004 and
period from December 1, 1987 to November 30, 2006
===============================================================================


17. DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (CONTINUED):

                           As a result, the fair value of any options granted prior to December 1, 2002 and subsequent to December 15, 1995 has not been recorded under Canadian GAAP. Under United States GAAP, the fair value of these options is recorded in accordance with SFAS No. 123.

                           Effective December 1, 2005, the Company adopted FASB Statement of Accounting Standards No. 123 (Revised
                           2004), Share-Based Payment ("SFAS No. 123R"), however, there was no impact as a result of the change in the accounting for stock-based awards issued to non-employees in exchange for services under United States GAAP.

                  (iii) Under Canadian GAAP and effective December 1, 2004, the Company adopted the amendment to CICA Handbook
                           Section 3870. Prior to December 1, 2004, the Company used the settlement method to account for awards to employees, officers and directors. Under this method, no compensation expense was recognized under the stock option plan when stock options were issued to these individuals. Adoption of Section 3870 requires the Company to expense over the vesting period, the fair value of all employee stock-based awards granted or modified since December 1, 2002. Fair value is determined using the Black-Scholes option pricing model. Pursuant to the transitional provisions of Section 3870, the Company applied this change retroactively, without restatement of prior periods.

                           For United States GAAP, prior to December 1, 2005, the Company elected to account for employee share-based compensation using the intrinsic value method based upon Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"). In most cases the application of the intrinsic value method by the Company did not result in compensation expense under United States GAAP.

                           The Company also granted performance-based options to employees. In accordance with APB 25, these options were accounted for using variable plan accounting. At each reporting date, compensation cost was measured based on an estimate of the number of options that will vest considering the performance criteria and the difference between the market price of the underlying stock and the exercise price at such dates. The compensation cost was recognized over the estimated performance period.

                           GAAP differences between intrinsic and variable plan measurement under United States GAAP for employee- and performance-based options and fair value measurement under Canadian GAAP prior to December 1, 2005 are presented in the United States GAAP reconciliation.

                  (iv) In 1996, 100,000 warrants were issued as part of the technology acquisition consideration. United States GAAP requires these acquired technology costs to be recorded in an amount approximating the fair value of the warrants issued, estimated at their grant date using the Black-Scholes option pricing model, and expensed as research and development expenses.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2006, 2005, 2004 and
period from December 1, 1987 to November 30, 2006
===============================================================================


17. DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (CONTINUED):

                  (v)      Senior convertible notes payable and warrants:

                           Under Canadian GAAP, the common share purchase warrants and the equity component of the senior convertible notes payable are presented separately as components of shareholders' equity. The Company allocated the gross proceeds received on a relative fair value basis between the three elements: the equity and debt components of the senior convertible notes payable, and the warrants. Issuance costs were allocated on a pro rata basis among the three elements.

                           Under United States GAAP, SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, requires that an embedded derivative included in a debt arrangement for which the economic characteristics and risks are not clearly and closely related to the economic characteristics of the debt host contract be measured at fair value and presented as a liability. Changes in fair value of the embedded derivative are recorded in the consolidated statements of operations and deficit at each reporting date. Embedded derivatives that meet the criteria for bifurcation from the senior convertible notes payable and that are therefore measured at fair value consist of the holders' conversion right, the installment payment mechanism and the holders' contingent redemption and conversion rights in the event of a change in control or an event of default. Under Canadian GAAP, except for the conversion option, there is no requirement to identify and measure the other embedded derivatives.

                           Under United States GAAP, the warrants are presented as a liability because they do not meet the criteria of EITF 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock, for equity classification. Subsequent changes in fair value are recorded in the consolidated statements of operations and deficit.

                           Under United States GAAP, the Company allocated the residual amount of the gross proceeds received to the senior convertible notes payable after the separate fair value measurement of the warrants and embedded derivatives. The Company allocated $31.5 million to the debt, $4.5 million to the warrants and $11.0 million to the embedded derivatives. All of the issuance costs related to the transaction are recognized as deferred financing costs under United States GAAP and are amortized to the consolidated statements of operations and deficit using the effective interest yield method over the maturity date of the notes. The senior convertible notes payable carry an effective interest rate of 42%. Differences in United States GAAP and Canadian GAAP result from the initial allocation differences and the subsequent accretion expense and amortization of deferred financing costs. Differences in United States GAAP also result from the fair value remeasurement of the warrant and embedded derivatives as liabilities each reporting period.

                           Under United States GAAP, the twelve-day weighted average share price adjustment represents a derivative that will be measured at fair value and changes in fair value are recorded in the consolidated statement of operations as
                           extinguishment   loss.   The

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2006, 2005, 2004 and
period from December 1, 1987 to November 30, 2006
===============================================================================


17. DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (CONTINUED):

                           settlement of the twelve-day weighted average share price adjustment is accounted for as either a settlement of additional debt, if an asset, or as the proceeds to issue additional shares if a liability. Under Canadian GAAP, there is no recognition of the derivative. Any subsequent adjustment to the number of shares issued or debt exchanged as a consequence of the twelve-day weighted average share price adjustment will be accounted for as an adjustment to share capital.

                  (vi)     Warrants:

                           Under Canadian GAAP, the common shares and the warrants issued on November 14, 2006 are presented separately as components of shareholders' equity. The Company allocated the gross proceeds received on a relative fair value basis between the common shares and the warrants. The related issuance costs were allocated on a pro rata basis to the common shares and the warrants.

                           Under United States GAAP, the Company allocated the residual amount of the gross proceeds received to the common shares after the separate fair value measurement of the warrants. The Company allocated $17.8 million to the common shares and $5.3 million to the warrants. In addition, under United States GAAP, the warrants are presented as a liability because they do not meet the criteria of EITF 00-19 for equity classification. Subsequent changes in the fair value of the warrants are recorded in the consolidated statements of operations and deficit. Under Canadian GAAP, the related issuance costs were allocated on a pro rata basis to the common shares and the warrants. However, under United States GAAP the amount allocated to the warrants is recognized as deferred financing costs and is amortized to the consolidated statements of operations and deficit over the term of the liability.

         (c)      Consolidated statements of cash flows:

                  Cash from operations under United States GAAP includes the adjustments to loss for the year outlined in note 17(b). Cash used in investments under United States GAAP excludes amounts representing acquired technology (note 17(b)(i)).

         (d)      Income taxes:

                  Under Canadian GAAP, investment tax credits and other research and development credits are deducted from research and development expense for items of a current nature, and deducted from property and equipment for items of a capital nature. Under United States GAAP, these tax credits would be reclassified as a reduction of income tax expense. Total research and development tax credits netted against research and development expenses on the consolidated statements of operations and deficit are set out in note 2(i).

         (e)      Pro forma information:

                  On December 1, 2005, the Company adopted the fair value-based method for measurement and cost recognition of employee share-based compensation arrangements under the provisions of SFAS No. 123R, using the modified prospective application transitional approach.

                  Under the modified prospective application transitional approach, the fair value of the cost of share-based compensation is recognized for awards granted, modified, repurchased or cancelled subsequent to the adoption of SFAS No. 123R. In addition, share-based compensation is recognized, subsequent to the adoption of SFAS No. 123R, for the remaining portion of the vesting period, if any, for outstanding awards granted prior to the date of adoption. Accordingly, on a modified prospective basis, there is no difference in the recognition of stock-based compensation awards under Section 3870 and SFAS No. 123R for employee and performance-based options. Prior periods have not been adjusted and the Company continues to provide pro forma disclosures as if it had accounted for employee share-based payments in all periods presented under the fair value provisions of SFAS No. 123, Accounting for Stock-based Compensation, which is presented below:

         ==============================================================================================
                                                                                    2005          2004
         Loss for the year - United States GAAP                               $  (87,380)   $  (74,269)
         Compensation cost - employees (17(b)(iii))                               (2,879)       (3,391)
         Compensation expense (17(b)(iii))                                          (192)         (164)
         Pro forma loss for the year -  United States GAAP                    $  (90,451)   $  (77,824)
         ==============================================================================================
         Pro forma basic and diluted loss  per share - United States GAAP     $    (1.13)   $    (1.12)
         ==============================================================================================

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2006, 2005, 2004 and
period from December 1, 1987 to November 30, 2006
===============================================================================


17. DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (CONTINUED):


         (f) Consolidated statement of shareholders' equity in accordance with United States GAAP:

====================================================================================================================================
                                                                                                                        Period from
                                               Common                                                                   December 1,
                                               shares'                                                                   1987 to
                                 Number of    average                                          Contributed              November 30,
                                   shares   share price  Share capital   Options    Warrants     surplus       Deficit     2006
------------------------------------------------------------------------------------------------------------------------------------
Balance, November 30, 2003         62,022                $  173,441     $  4,397    $  1,456     $      -   $ (117,842) $   61,452
Shares issued for cash              9,775          7.87      76,913            -           -            -            -      76,913
Share issue costs                       -          -         (6,128)           -           -            -            -      (6,128)
Options exercised                     534          2.43       1,300            -           -            -            -       1,300
Fair value of stock options
     issued
     to consultants                     -                         -          592           -            -            -         592
Performance-based options               -          -              -         (164)          -            -            -        (164)
Loss and comprehensive loss             -                         -            -           -            -      (74,269)    (74,269)
------------------------------------------------------------------------------------------------------------------------------------
Balance, November 30, 2004         72,331                   245,526        4,825       1,456            -     (192,111)     59,696
Shares issued for cash              9,005          5.83      52,502            -           -            -            -      52,502
Share issue costs                       -          -         (3,720)           -           -            -            -      (3,720)
Options exercised                     145          4.32         627            -           -            -            -         627
Fair value of stock options
     granted                            -          -              -          837           -            -            -         837
Fair value of vested options/
     warrants forfeited and
     expired                            -          -              -         (223)          -          223            -           -
Shares issued in advance for
     installment payment on
     senior
     convertible notes payable        774          2.74       2,034            -           -            -            -       2,034
Installment payment in advance          -          -         (2,032)           -           -            -            -      (2,032)
Performance-based options               -          -              -          (31)          -            -            -         (31)
Loss and comprehensive loss             -          -              -            -           -            -      (87,380)    (87,380)
------------------------------------------------------------------------------------------------------------------------------------
Balance, November 30, 2005         82,255                   294,937        5,408       1,456          223     (279,491)     22,533

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2006, 2005, 2004 and
period from December 1, 1987 to November 30, 2006
===============================================================================


17. DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (CONTINUED):


====================================================================================================================================
                                                                                                                        Period from
                                               Common                                                                   December 1,
                                               shares'                                                                   1987 to
                                 Number of    average                                          Contributed              November 30,
                                   shares   share price  Share capital   Options    Warrants     surplus       Deficit     2006
------------------------------------------------------------------------------------------------------------------------------------
Balance, November 30, 2005         82,255                  294,937          5,408       1,456         223      (279,491)     22,533
Shares issued for cash             43,192         0.41      17,779              -           -           -             -      17,779
Share issued for services              24         1.50          36              -           -           -             -          36
Share issue costs                       -         -         (2,329)             -           -           -             -      (2,329)
Shares and warrants issued for
     installment payments and
     acceleration payments on
     senior convertible notes
     payable                       31,080         1.03      31,913              -           -           -             -      31,913
Holders' conversion of notes          100         3.22         322              -           -           -             -         322
Installment payment in advance          -         -         (2,090)             -           -           -             -      (2,090)
Installment payment in advance
     applied                            -         -          2,032              -           -           -             -       2,032
Fair value of stock options
     granted                            -         -              -          3,141           -           -             -       3,141
Value of embedded derivatives
     on holders conversion              -         -          1,306              -           -           -             -       1,306
Fair value of vested options/
     warrants forfeited and
     expired                            -         -              -           (836)     (1,456)      2,292             -           -
Loss for the period                     -         -              -              -           -           -       (60,921)    (60,921)
------------------------------------------------------------------------------------------------------------------------------------
Balance, November 30, 2006        156,651               $  343,906      $   7,713   $       -   $   2,515    $ (340,412)  $  13,722
====================================================================================================================================

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2006, 2005, 2004 and
period from December 1, 1987 to November 30, 2006
===============================================================================


17. DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (CONTINUED):


         (g)      Recent accounting pronouncements issued and adopted:

                  Considering  the  effects  of prior year  misstatements  when
                  quantifying   misstatements   in   current   year   financial
                  statements:

                  Issued in September 2006, Staff Accounting Bulletin 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements ("SAB 108"), addresses how the effects of prior year uncorrected misstatements should be considered when quantifying misstatements in current year financial statements. SAB 108 requires companies to quantify misstatements using both the balance sheet ("iron curtain") and income statement ("rollover") approaches and to evaluate whether either approach results in an error that is material in light of relevant quantitative and qualitative factors.

                  The guidance is effective for the Company for the year ended November 30, 2006. A material error identified upon application of this guidance may be corrected through a one-time cumulative-effect adjustment to beginning of year retained earnings, provided that the misstatement was determined to be immaterial in the past based on the application of the company's previous method for quantifying misstatements. The adoption of this standard did not have an impact on the Company's financial statements and results of operations.

         (h)      Recent accounting pronouncements issued and not yet adopted:

                  (i)      Accounting changes and error corrections:

                           In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections ("SFAS No. 154"), which replaces Accounting Principles Board Opinion No. 20, Accounting Changes, and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements. SFAS No. 154 provides guidance on the accounting for, and reporting of, changes in accounting principles and error corrections. SFAS No. 154 requires retrospective application to prior period's financial statements of voluntary changes in accounting principles and changes required by new accounting standards when the standard does not include specific transition provisions, unless it is impracticable to do so. Certain disclosures are also required for restatements due to correction of an error. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005, and will be adopted by the Company on December 1, 2006, in fiscal 2007, for the year ending November 30, 2007. The impact that the adoption of SFAS No. 154 will have on the Company's results of operations and financial condition will depend on the nature of future accounting changes and the nature of transitional guidance provided in future accounting pronouncements.

                  (ii)     Accounting for certain hybrid financial instruments:

                           In February 2006, the FASB issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments ("SFAS No. 155") - an amendment of SFAS No. 133 and SFAS No. 140. SFAS No. 155, permits fair value remeasurement for any hybrid financial

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2006, 2005, 2004 and
period from December 1, 1987 to November 30, 2006
===============================================================================


17. DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (CONTINUED):


                           instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133, establishes a requirement to evaluate interest in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, and amends SFAS No. 140 to eliminate the prohibition on the qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 is effective for the Company for all financial instruments acquired or issued after December 1, 2006. The adoption of SFAS No. 155 is not expected to have a material impact on the Company's consolidated financial position and results of operations.

                  (iii)    Fair value measurements:

                           In September 2006, the FASB approved SFAS No. 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value in GAAP and enhances disclosures about fair value measurements. This statement applies when other accounting pronouncements require fair value measurements. It does not require new fair value measurements. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those years, specifically December 1, 2007 for the Company. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial position and results of operations.

                 (iv)      Accounting for uncertainty in income taxes:

                           In June 2006, the FASB approved FASB Interpretation No. 48, Accounting for Uncertainty in Income taxes - an interpretation of FASB Statement No. 109 ("FIN 48"). FIN 48 clarifies the criteria for recognizing tax benefits under FASB Statement No. 109, Accounting for Income Taxes. It also requires additional financial statement disclosures about uncertain tax positions. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is evaluating the impact of this standard on its consolidated financial position and results of operations.

ITEM 19. EXHIBITS

                                  EXHIBIT INDEX


    NUMBER                            EXHIBIT
------------  -----------------------------------------------------------------
       1      ARTICLES OF INCORPORATION AND BY-LAWS

      1.1 Articles of Incorporation of Vasogen and Amendments thereto (incorporated by reference to Exhibit 1 of Vasogen's Registration Statement on Form 20-F filed on July 2, 1997, File No. 000-29350).

      1.2 By-laws of Vasogen (incorporated by reference to Exhibit 2 of Vasogen's Registration Statement on Form 20-F filed on July 2, 1997, File No. 000-29350).

       4      MATERIAL CONTRACTS AND AGREEMENTS

      4.1 Securities Purchase Agreement, dated October 7, 2005, among Vasogen, Vasogen Ireland Limited, Vasogen, Corp. and Kings Road Investments Ltd. (incorporated by reference to Exhibit 99.1 to Form 6-K filed on November 21, 2005).

      4.2 Securities Purchase Agreement, dated October 7, 2005, among Vasogen, Vasogen Ireland Limited, Vasogen, Corp. and Amatis Ltd. (incorporated by reference to Exhibit 99.1 to Form 6-K filed on November 21, 2005).

      4.3 Securities Purchase Agreement, dated October 7, 2005, among Vasogen, Vasogen Ireland Limited, Vasogen, Corp. and Castlerigg Master Investments Ltd. (incorporated by reference to Exhibit
              99.1 to Form 6-K filed on November 21, 2005).

      4.4 Securities Purchase Agreement, dated October 7, 2005, among Vasogen, Vasogen Ireland Limited, Vasogen, Corp. and Capital Ventures International (incorporated by reference to Exhibit 99.1 to Form 6-K filed on November 21, 2005).

      4.5 Securities Purchase Agreement, dated October 7, 2005, among Vasogen, Vasogen Ireland Limited, Vasogen, Corp. and Smithfield Fiduciary LLC (incorporated by reference to Exhibit 99.1 to Form 6-K filed on November 21, 2005).

      4.6 Senior Convertible Note, issued by Vasogen Ireland Limited to Kings Road Investments Ltd., dated October 7, 2005, and Amendment No. 1 thereto (incorporated by reference to Exhibit 99.1 to Form 6-K filed on November 21, 2005).

      4.7 Senior Convertible Note, issued by Vasogen Ireland Limited to Amatis Ltd., dated October 7, 2005, and Amendment No. 1 thereto (incorporated by reference to Exhibit 99.1 to Form 6-K filed on November 21, 2005).

      4.8 Senior Convertible Note, issued by Vasogen Ireland Limited to Castlerigg Master Investments Ltd., dated October 7, 2005, and Amendment No. 1 thereto (incorporated by reference to Exhibit
              99.1 to Form 6-K filed on November 21, 2005).

      4.9 Senior Convertible Note, issued by Vasogen Ireland Limited to Capital Ventures International, dated October 7, 2005, and Amendment No. 1 thereto (incorporated by reference to Exhibit
              99.1 to Form 6-K filed on November 21, 2005).

     4.10 Senior Convertible Note, issued by Vasogen Ireland Limited to Smithfield Fiduciary LLC, dated October 7, 2005, and Amendment No. 1 thereto (incorporated by reference to Exhibit 99.1 to Form 6-K filed on November 21, 2005).

     4.11 Warrant, issued by Vasogen to Kings Road Investments Ltd., dated October 7, 2005, and Amendment No. 1 thereto (incorporated by reference to Exhibit 99.1 to Form 6-K filed on November 21,
              2005).

     4.12 Warrant, issued by Vasogen to Amatis Ltd., dated October 7, 2005, and Amendment No. 1 thereto (incorporated by reference to Exhibit
              99.1 to Form 6-K filed on November 21, 2005).

     4.13 Warrant, issued by Vasogen to Castlerigg Master Investments Ltd., dated October 7, 2005, and Amendment No. 1 thereto (incorporated by reference to Exhibit 99.1 to Form 6-K filed on November 21,
              2005).

     4.14 Warrant, issued by Vasogen to Capital Ventures International, dated October 7, 2005, and Amendment No. 1 thereto (incorporated by reference to Exhibit 99.1 to Form 6-K filed on November 21,
              2005).

     4.15 Warrant, issued by Vasogen to Smithfield Fiduciary LLC, dated October 7, 2005, and Amendment No. 1 thereto (incorporated by reference to Exhibit 99.1 to Form 6-K filed on November 21,
              2005).

     4.16     Registration  Rights  Agreement,  dated  October 7,  2005,  among
              Vasogen, Kings Road Investments Ltd., Amatis Ltd., Castlerigg Master Investments Ltd., Capital Ventures International and Smithfield Fiduciary LLC, and Amendments thereto (incorporated by reference to Exhibit 99.1 to Form 6-K filed on November 21,
              2005).

     4.17 Guaranty, made by Vasogen for the benefit of Kings Road Investments Ltd., dated October 7, 2005 (incorporated by reference to Exhibit 99.1 to Form 6-K filed on November 21,
              2005).

     4.18 Guaranty, made by Vasogen for the benefit of Amatis Ltd., dated October 7, 2005 (incorporated by reference to Exhibit 99.1 to Form 6-K filed on November 21, 2005).

     4.19 Guaranty, made by Vasogen for the benefit of Castlerigg Master Investments Ltd., dated October 7, 2005 (incorporated by reference to Exhibit 99.1 to Form 6-K filed on November 21,
              2005).

     4.20 Guaranty, made by Vasogen for the benefit of Capital Ventures International, dated October 7, 2005 (incorporated by reference to Exhibit 99.1 to Form 6-K filed on November 21, 2005).

     4.21 Guaranty, made by Vasogen for the benefit of Smithfield Fiduciary LLC, dated October 7, 2005 (incorporated by reference to Exhibit
              99.1 to Form 6-K filed on November 21, 2005).

     4.22 Engagement Agreement, dated November 3, 2006, between Vasogen and Rodman & Renshaw LLC (incorporated by reference to Exhibit 99.1 to Form 6-K filed on November 16, 2006).

      8.1 Subsidiaries of Vasogen (list included in Item 4C of this annual report).

     11.1     Employee  Code of Conduct  (incorporated  by reference to Exhibit
              99.1 to Form 6-K filed on July 5, 2006).

     11.2     Board of Directors' Code of Conduct (incorporated by reference to
              Exhibit 99.1 to Form 6-K filed on January 26, 2007).

     12.1 Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.

     12.2 Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.

     13.1 Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

     13.2 Certification of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

      15      ADDITIONAL EXHIBITS

     15.1     Consent of KPMG, LLP, independent chartered accountants

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20 -F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.



                                    VASOGEN INC.


                                    /s/ Jacqueline Le Saux
                                    ------------------------------------------
                                    Name:   Jacqueline Le Saux
                                    Title:  Vice-President, Corporate &
                                            Legal Affairs

                                    Date:   January 31, 2007.