Form 20-F/A
period 2006-11-30
VASOGEN INC
filed 2007-05-17
CIK 1042018

================================================================================
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 20-F/A
                               (Amendment No. 1)

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

                           Yes [_]      No [X]

================================================================================

                                EXPLANATORY NOTE

         The Company is amending its Annual Report on Form 20-F for the year ended November 30, 2006 (the "Annual Report") to:

o include an amended report of the independent registered public accounting firm to the Board of Directors that reflects the fact that the consolidated balance sheets of the Company as of November 30, 2006 and 2005 and the consolidated statements of operations, deficit and cash flows for each of the years in the three-year period ended November 30, 2006 and the period from December 1, 1987 to November 30, 2006 have been audited in accordance with Canadian generally accepted auditing standards. The Company's independent auditors have not audited the consolidated financial statements of operations, deficit and cash flows for the period from December 1, 1987 to November 30, 2006 or the period from December 1, 1987 to November 30, 2003 as set out in note 9 to the consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States); and

o revise its consolidated audited financial statements as disclosed in note 18 to give effect to the 10:1 common share consolidation that occurred on April 17, 2007 as determined by the Board of Directors and as approved by the shareholders on April 3, 2007.


         Other than as described above, no other changes are being made to the Annual Report, as originally filed, although Exhibits 12.1, 12.2, 13.1 and 13.2 are being refiled in their current form. Other than as described above, the Annual Report, as amended by this Amendment, continues to speak as of the date of its original filing, and the Company has not updated the disclosure as of a later date. Therefore, this Amendment should be read together with other documents that the Company has filed with the Securities and Exchange Commission subsequent to the filing of the original Form 20-F. Information in such reports and documents updates and supersedes certain information contained in this Amendment. The filing of this Amendment shall not be deemed an admission that the original Form 20-F, when made, included any known, untrue statement of material fact or knowingly omitted to state a material fact necessary to make a statement not misleading.

                                    PART III.

ITEM 18. FINANCIAL STATEMENTS

     Consolidated Financial Statements
     (Expressed in Canadian dollars)

     VASOGEN INC.
     (A DEVELOPMENT STAGE COMPANY)

     Years ended November 30, 2006, 2005, 2004 and period from December 1, 1987 to November 30, 2006

[GRAPHIC OMITTED -- LOGO]

               KPMG LLP                                 Telephone (416) 777-8500
               CHARTERED ACCOUNTANTS                    Fax       (416) 777-8818
               Suite 3300 Commerce Court West           Internet     www.kpmg.ca
               PO Box 31 Stn Commerce Court
               Toronto ON M5L 1B2



REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM

To the Board of Directors of Vasogen Inc.

We have audited the accompanying consolidated balance sheets of Vasogen Inc. ("the Company") as of November 30, 2006 and 2005 and the related consolidated statements of operations, deficit and cash flows for each of the years in the three-year period ended November 30, 2006 and for the period from December 1, 1987 to November 30, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. With respect of the consolidated financial statements for each of the years in the three-year period ended November 30, 2006, we also conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). We did not audit the consolidated statements of operations, deficit and cash flows for the period from December 1, 1987 to November 30, 2006 or the period from December 1, 1987 to November 30, 2003 as set out in note 9 in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of November 30, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the three-year period ended November 30, 2006 and for the period from December 1, 1987 to November 30, 2006, in conformity with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from United States generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in note 17 to the consolidated financial statements.

/s/ KPMG LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Canada
January 30, 2007, except
as to note 18 which is
as of May 17, 2007



       KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Consolidated Balance Sheets
(In thousands of Canadian dollars)

November 30, 2006 and 2005

-------------------------------------------------------------------------------
                                                      2006                 2005
-------------------------------------------------------------------------------
Assets

Current assets:
     Cash and cash equivalents (note 3)             $    30,427     $    50,521
     Restricted cash (note 4)                             6,403               -
     Marketable securities (note 5)                           -          22,999
     Clinical supplies                                    1,211           1,862
     Tax credits recoverable                              1,327           1,130
     Prepaid expenses and deposits                        1,384           1,623
     Accrued gain on forward exchange
        contracts (note 12)                                   -             703
-------------------------------------------------------------------------------
                                                         40,752          78,838

Restricted cash (note 4)                                      -          11,701
Property and equipment (note 6)                             615           1,121
Acquired technology (note 7)                                253             506
Deferred financing costs (note 8)                           150           2,645

-------------------------------------------------------------------------------
                                                    $    41,770     $    94,811
===============================================================================

Liabilities and Shareholders' Equity

Current liabilities:
     Accounts payable                               $     3,369     $     5,733
     Accrued liabilities                                  5,067          20,554
     Current portion of senior convertible
          notes payable (note 8)                          8,754          16,659
     Accrued loss on forward exchange
          contracts (note 12)                                 -             763
-------------------------------------------------------------------------------
                                                         17,190          43,709

Senior convertible notes payable (note 8)                     -          18,795

Shareholders' equity (notes 9 and 18):
     Share capital:
         Authorized:
              Unlimited common shares, without
                par value
              Issued and outstanding:
                15,665,134 common shares
                (2005 - 8,225,537)                      344,217         295,007
     Stock options                                       10,713           8,466
     Equity component of senior convertible
          notes payable (note 8)                          1,639           7,985
     Warrants                                            11,390           5,345
     Contributed surplus                                  7,995             223
     Deficit                                           (351,374)       (284,719)
-------------------------------------------------------------------------------
                                                         24,580          32,307

Commitments and contingencies (note 14)
Subsequent event (note 18)
-------------------------------------------------------------------------------
                                                    $    41,770     $    94,811
===============================================================================


See accompanying notes to consolidated financial statements.

On behalf of the Board:

                            Director                                   Director
----------------------------                 --------------------------

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Consolidated Statements of Operations and Deficit
(In thousands of Canadian dollars, except per share amounts)



--------------------------------------------------------------------------------------------------------------
                                                                                                   Period from
                                                                                                   December 1,
                                                                                                       1987 to
                                                           Years ended November 30,               November 30,
                                                  2006               2005               2004              2006
--------------------------------------------------------------------------------------------------------------

Expenses:
     Research and development
       (note 16)                         $      32,732      $      71,421     $       51,794     $     228,681
     General and administration                 19,251             22,126             15,852           105,172
     Foreign exchange (gain) loss                  104               (719)             8,288             8,993
--------------------------------------------------------------------------------------------------------------

Loss before the undernoted                     (52,087)           (92,828)           (75,934)         (342,846)

Interest expense on senior
   convertible notes payable                      (930)              (344)                 -            (1,274)

Accretion in carrying value of
   senior convertible notes payable             (7,824)            (1,742)                 -            (9,566)

Amortization of deferred financing
   costs                                        (2,495)              (408)                 -            (2,903)

Loss on extinguishment of senior
   convertible notes payable                    (4,995)                 -                  -            (4,995)

Investment income                                1,971              2,274              1,384            12,015
--------------------------------------------------------------------------------------------------------------

Loss for the period                            (66,360)           (93,048)           (74,550)         (349,569)

Deficit, beginning of period:
     As originally reported                   (284,719)          (187,665)          (113,115)           (1,510)
     Impact of change in
       accounting for stock-based
       compensation (note 2(m))                      -             (4,006)                 -                 -
--------------------------------------------------------------------------------------------------------------
     As restated                              (284,719)          (191,671)          (113,115)           (1,510)

Charge for acceleration payments
   on equity component of senior
   convertible notes payable                      (295)                 -                  -              (295)

--------------------------------------------------------------------------------------------------------------
Deficit, end of period                   $    (351,374)     $    (284,719)    $     (187,665)    $    (351,374)
==============================================================================================================

Basic and diluted loss per
   common share (notes 10 and 18)        $       (7.05)     $      (11.65)    $      (10.71)

==============================================================================================================

See accompanying notes to consolidated financial statements.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Consolidated Statements of Cash Flows
(In thousands of Canadian dollars)


--------------------------------------------------------------------------------------------------------------
                                                                                                   Period from
                                                                                                   December 1,
                                                                                                       1987 to
                                                           Years ended November 30,               November 30,
                                                  2006               2005               2004              2006
--------------------------------------------------------------------------------------------------------------

Cash provided by (used in):

Operating activities:
     Loss for the period                   $   (66,360)       $   (93,048)       $   (74,550)     $   (349,569)
     Items not involving cash:
         Amortization                              782                589                463             5,657
         Accretion in carrying value
           of senior convertible notes
           payable                               7,824              1,742                  -             9,566
         Amortization of deferred
           financing costs                       2,495                408                  -             2,903
         Loss on extinguishment of senior
           convertible notes payable             4,995                  -                  -             4,995
         Stock-based compensation                3,083              3,615                455            11,590
         Common shares issued
           for services                             36                  -                  -             2,485
         Unrealized foreign exchange
           loss (gain)                             (65)              (542)             8,278             8,977
         Other                                       -                  -                  -               (35)
     Change in non-cash operating
       working capital (note 11(a))            (17,158)            12,634              9,542             4,486
--------------------------------------------------------------------------------------------------------------
                                               (64,368)           (74,602)           (55,812)         (298,945)

Financing activities:
     Shares and warrants issued for cash        23,106             52,502             76,913           309,013
     Warrants exercised for cash                     -                  -                  -            16,941
     Options exercised for cash                      -                627              1,300             7,669
     Share issue costs                          (2,221)            (3,720)            (5,625)          (23,206)
     Issue (repayment) of senior convertible
       notes payable, net (note 8)              (3,976)            42,790                  -            39,436
     Restricted cash                             5,298            (11,701)                 -            (6,403)
     Paid to related parties                         -                  -                  -              (234)
--------------------------------------------------------------------------------------------------------------
                                                22,207             80,498             72,588           343,216

Investing activities:
     Purchases of property and equipment           (23)              (490)              (816)           (2,416)
     Purchases of acquired technology                -                  -                  -            (1,283)
     Purchases of marketable securities            (80)           (22,999)           (74,872)         (244,846)
     Settlement of forward exchange
       contracts                                  (102)            (4,732)                 -            (4,834)
     Maturities of marketable securities        23,079             67,651             59,976           240,677
--------------------------------------------------------------------------------------------------------------
                                                22,874             39,430            (15,712)          (12,702)

Foreign exchange loss on cash
   held in foreign currency                       (807)              (141)              (204)           (1,142)
--------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash and
   cash equivalents                            (20,094)            45,185                860            30,427

Cash and cash equivalents,
   beginning of period                          50,521              5,336              4,476                 -

--------------------------------------------------------------------------------------------------------------
Cash and cash equivalents,
   end of period                           $    30,427        $    50,521        $     5,336      $     30,427
==============================================================================================================

Supplemental cash flow information (note 11)

See accompanying notes to consolidated financial statements.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2006, 2005, 2004 and period from December 1, 1987 to November 30, 2006

--------------------------------------------------------------------------------

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

          The Company's future operations are dependant upon its ability to commercialize its lead product, Celacade, and to finance the continued development of its product candidate VP025. While the Company's ACCLAIM Phase III trial of its lead product, Celacade(TM), did not reach the primary endpoint of significantly reducing the risk of death and cardiovascular hospitalization in the total patient population, this endpoint was met for large pre-defined subgroups. Management is investigating certain large pre-defined subgroups where the endpoint was met. The Company also has CE Mark regulatory approval for its Celacade medical device technology in the European Union and is currently in discussions to secure a partner necessary to support commercialization in that market.

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

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2006, 2005, 2004 and period from December 1, 1987 to November 30, 2006

--------------------------------------------------------------------------------

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

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2006, 2005, 2004 and period from December 1, 1987 to November 30, 2006

--------------------------------------------------------------------------------

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

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

          ----------------------------------------------------------------------

           Testing equipment                                             5 years
           Computer and other equipment                                  5 years
           Leasehold improvements                             Over term of lease

          ======================================================================

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

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2006, 2005, 2004 and period from December 1, 1987 to November 30, 2006

--------------------------------------------------------------------------------

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):


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

          Clinical supplies represent the devices and disposables on hand at year end that will be consumed in the Company's future research and clinical trials. These supplies are carried at the lower of cost, on a first-in-first-out basis, and replacement cost, adjusted for any impairment in value due to obsolescence and are expensed as research and development expenses when shipped to outsourced research centres or clinical sites.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2006, 2005, 2004 and period from December 1, 1987 to November 30, 2006

--------------------------------------------------------------------------------

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):


     (j)  Derivative financial instruments:

          The Company is party to forward foreign exchange contracts in order to pursue its investment objectives without changing its foreign currency exposure. These financial instruments are measured at fair value, which is determined based on amounts quoted by the Company's banker to realize favourable contracts or to settle unfavourable contracts, taking into account foreign exchange rates and the duration of each contract. The unrealized gain or loss arising from changes in fair value of the forward exchange contracts is included in the determination of loss for the period as the instruments are not considered hedging instruments.

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

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2006, 2005, 2004 and period from December 1, 1987 to November 30, 2006

--------------------------------------------------------------------------------

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

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

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2006, 2005, 2004 and period from December 1, 1987 to November 30, 2006

--------------------------------------------------------------------------------

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

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

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2006, 2005, 2004 and period from December 1, 1987 to November 30, 2006

--------------------------------------------------------------------------------

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

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

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2006, 2005, 2004 and period from December 1, 1987 to November 30, 2006

--------------------------------------------------------------------------------

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

          (iv) Non-monetary transactions:

               In June 2005, the CICA released new Handbook Section 3831, Non-monetary Transactions, effective for annual periods beginning on or after January 1, 2006. This standard requires all non-monetary transactions to be measured at fair value unless they meet one of four very specific criteria. Commercial substance replaces culmination of the earnings process as the test for fair value measurement. A transaction has commercial substance if it causes an identifiable and measurable change in the economic circumstances of the entity. Commercial substance is a function of the cash flows expected by the reporting entity. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial position and results of operations.

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

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2006, 2005, 2004 and period from December 1, 1987 to November 30, 2006

--------------------------------------------------------------------------------

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

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

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2006, 2005, 2004 and period from December 1, 1987 to November 30, 2006

--------------------------------------------------------------------------------

4.   RESTRICTED CASH (CONTINUED):

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


5.   MARKETABLE SECURITIES:


     -------------------------------------------------------------------------------------------------------
                                               Less than   Greater than
                                                one year       one year                             Yield to
     2006                                     maturities     maturities           Total             maturity
     -------------------------------------------------------------------------------------------------------

     Corporate bonds, commercial
       paper and medium-term notes           $         -     $        -     $         -                    -

     =======================================================================================================


     -------------------------------------------------------------------------------------------------------
                                               Less than   Greater than
                                                one year       one year                             Yield to
     2005                                     maturities     maturities           Total             maturity
     -------------------------------------------------------------------------------------------------------

     Corporate bonds, commercial
       paper and medium-term notes           $    22,999     $        -     $    22,999        3.04% - 4.25%

     =======================================================================================================


     At November 30, 2005, $7.8 million marketable securities were held in U.S. dollar-denominated investments, aggregating U.S. $6.7 million.

     At November 30, 2005, the carrying values of marketable securities approximated their quoted market values. Marketable securities held at November 30, 2005 had varying maturities from one to four months.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2006, 2005, 2004 and period from December 1, 1987 to November 30, 2006

--------------------------------------------------------------------------------

6.   PROPERTY AND EQUIPMENT:

     --------------------------------------------------------------------------------------------
                                                                  Accumulated            Net book
     2006                                             Cost       amortization               value
     --------------------------------------------------------------------------------------------
     Testing equipment                          $      936          $     715          $      221
     Computer and other equipment                      562                369                 193
     Leasehold improvements                            366                165                 201

     --------------------------------------------------------------------------------------------
                                                $    1,864          $   1,249          $      615
     ============================================================================================

     --------------------------------------------------------------------------------------------
                                                                  Accumulated            Net book
     2005                                             Cost       amortization               value
     --------------------------------------------------------------------------------------------

     Testing equipment                          $      936          $     595          $      341
     Computer and other equipment                      539                288                 251
     Leasehold improvements                            730                201                 529

     --------------------------------------------------------------------------------------------
                                                $    2,205          $   1,084          $    1,121
     ============================================================================================

     In 2006, amortization expense is $0.5 million (2005 - $0.3 million; 2004 - $0.2 million).

7.   ACQUIRED TECHNOLOGY:

     --------------------------------------------------------------------------------------------
                                                                        2006                2005
     --------------------------------------------------------------------------------------------
       Cost                                                        $   4,081          $    4,081
       Less accumulated amortization                                   3,828               3,575

     --------------------------------------------------------------------------------------------
       Net book value                                              $     253          $      506
     ============================================================================================

     In 2006, amortization expense is $0.3 million (2005 - $0.3 million; 2004 - $0.3 million).

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2006, 2005, 2004 and period from December 1, 1987 to November 30, 2006

--------------------------------------------------------------------------------

8.   SENIOR CONVERTIBLE NOTES PAYABLE:

     On October 7, 2005, the Company, through its wholly-owned subsidiary, Vasogen Ireland Limited, issued 6.45% U.S. $40.0 million senior convertible notes payable and 0.3 million common share purchase warrants, as disclosed in note 9(e), for net proceeds of $42.8 million (gross proceeds of $47.0 million (U.S. $40.0 million) less issuance costs of $4.2 million). The notes will be repaid by April 1, 2007, which shall be extended to October 7, 2010 upon the occurrence of pre-market approval granted by the U.S. Food and Drug Administration for the marketing of Celacade for use in the treatment of chronic heart failure.

     The notes are guaranteed by Vasogen Inc. and are secured by an irrevocable U.S. $5.6 million letter of credit issued in favour of the note holders which is fully secured by cash on hand (note 4).

     The notes are convertible by the holders at any time into common shares of the Company at an adjusted conversion price of U.S. $19.90 per share (2005
     - U.S. $30.00 per share), adjusted for anti-dilution and other downward adjustments, including if the Company issues or sells common stock at a price of less than U.S. $19.90 (2005 - $30.00 per share) unless the offering is in excess of U.S. $50.0 million in total or in connection with terms permitted under the agreement, issues options or warrants to third parties with an exercise price of less than U.S. $19.90 or convertible securities with a conversion price of less than U.S. $19.90 (collectively, the "conversion price").

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2006, 2005, 2004 and period from December 1, 1987 to November 30, 2006

--------------------------------------------------------------------------------

8.   SENIOR CONVERTIBLE NOTES PAYABLE (CONTINUED):

     The Company is required to pay the notes in 22 equal monthly instalments commencing December 1, 2005. As a result of acceleration payments made as at November 30, 2006, only five instalments remain and, accordingly, the notes are expected to be fully repaid on April 1, 2007. While interest is always payable in cash, the Company, at its option, may pay the instalment in cash at the face amount of the instalment principal or in freely tradable common shares, or any combination thereof. If settled in common shares, the number of common shares is based on the face amount of the instalment principal divided by the lesser of (i) the conversion price and
     (ii) 90% of the five-day weighted average price of the Company's common shares, as defined in the agreement, if the stock price is less than U.S. $10.00, or 95% of the five-day weighted average price of the Company's common shares, as defined in the agreement, if greater than U.S. $10.00. The aggregate number of common shares that the Company can issue to make the instalment payments in accordance with these provisions is 2,500,000 (the "Exchange Cap"). Once exceeded, the Company is required to issue shares at 100% of the share price and make whole the note holders with a cash payment equal to 10% of the instalment amount. The Company is obligated to provide additional common shares at no additional consideration if subsequent to the instalment date, the number of shares is greater when the subsequent twelve-day weighted average share price is used in the formula ("the twelve-day weighted average share price adjustment"). Additional principal is deemed to be extinguished if the number of shares issued is in excess of the number of shares otherwise determined using the subsequent twelve-day weighted average share price in the formula. The Company accounts for the twelve-day weighted average share price adjustment as an adjustment to share capital.

     The Company has the right to accelerate payments of outstanding principal of up to U.S. $8.0 million on each instalment date if the Company's common share price is greater than U.S. $10.00 per share or up to 40% of the principal outstanding each calendar year if the Company's common share price is greater than U.S. $40.00 per share. The acceleration repayment terms are similar to the monthly instalment redemption terms described above. In addition, the Company is obliged to issue additional common share purchase warrants with terms similar to those warrants issued initially with the maturity date being five years from the date of issuance and the exercise price of U.S. $19.90 per common share (subject to adjustment similar to the conversion price) (2005 - U.S. $30.00 per common share).

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2006, 2005, 2004 and period from December 1, 1987 to November 30, 2006

--------------------------------------------------------------------------------

8.   SENIOR CONVERTIBLE NOTES PAYABLE (CONTINUED):

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

     The fair value of the monthly instalment payment paid in common shares is recorded as share capital and the carrying value of the debt is reduced with any difference being charged as a gain or loss on extinguishment of the senior convertible notes payable.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2006, 2005, 2004 and period from December 1, 1987 to November 30, 2006

--------------------------------------------------------------------------------

8.   SENIOR CONVERTIBLE NOTES PAYABLE (CONTINUED):

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

     Additional common shares issued in connection with the twelve-day weighted average share price adjustment related to the monthly instalment and acceleration payment are for no additional consideration. Accordingly, no accounting recognition is given to the issuance of these common shares. If additional principal is deemed to be extinguished related to the twelve-day weighted average share price adjustment, the Company records a reduction in long-term debt and an increase in share capital.

     As a result of the financing that was completed on November 14, 2006, the conversion price of the senior convertible notes was reduced to U.S. $19.90 from U.S. $30.00 in accordance with the anti-dilution provisions contained within the notes. The anti-dilution provisions also provided that the exercise price of the 0.5 million warrants outstanding to the note holders at an exercise price of U.S. $30.00 was reduced to U.S. $19.90 and the exercise price of the 39,000 warrants at an exercise price of U.S. $31.10 was reduced to U.S. $20.60. In addition, the 0.5 million warrants outstanding can now be exercised for 0.8 million common shares, which is an increase from the 0.5 million common shares prior to the anti-dilution provisions that were triggered by the November 14, 2006 financing.

     Commencing on November 1, 2006, the Company has exceeded the Exchange Cap, and therefore the Company will issue shares to settle the debt and make a cash payment of 10% of the instalment amount.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2006, 2005, 2004 and period from December 1, 1987 to November 30, 2006

--------------------------------------------------------------------------------

8.   SENIOR CONVERTIBLE NOTES PAYABLE (CONTINUED):

     The following table sets out the continuity of the senior convertible notes payable since the issuance date:

     ----------------------------------------------------------------------------------------
                                                                                   Impact on
                                                                                      senior
                                                    Number of                    convertible
                                                       common     Number of            notes
                                                       shares      warrants          payable
     ----------------------------------------------------------------------------------------
       Balance, October 7, 2005
         (date of issuance)                                 -             -     $     33,969
       Accretion in carrying value                          -             -            1,742
       Impact of foreign exchange                           -             -             (257)
     ----------------------------------------------------------------------------------------

       Balance, November 30, 2005                           -             -           35,454
       December 1, 2005 instalment
         payment in advance applied                        77             -           (2,122)
       Instalment payments settled in cash                  -             -           (3,926)
       Instalment payments settled in shares            2,697             -          (19,849)
       Acceleration payments settled in
         common shares and warrants                       411           178           (7,265)
       Conversion by note holder to common
         shares                                            10             -             (263)
       Accretion in carrying value                          -             -            7,824
       Impact of foreign exchange                           -             -           (1,099)

     ----------------------------------------------------------------------------------------
       Balance, November 30, 2006                       3,195           178     $      8,754
     ========================================================================================

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2006, 2005, 2004 and period from December 1, 1987 to November 30, 2006

--------------------------------------------------------------------------------

8.   SENIOR CONVERTIBLE NOTES PAYABLE (CONTINUED):

     ---------------------------------------------------------------------------
                                                               2006        2005
     ---------------------------------------------------------------------------

       Par value of senior convertible notes payable at
         November 30                                       $  9,379   $  46,676
       Balance remaining to be accreted                        (625)    (11,222)
     ---------------------------------------------------------------------------

       Senior convertible notes payable                       8,754      35,454

       Current portion of senior convertible notes payable    8,754      16,659

     ---------------------------------------------------------------------------
       Senior convertible notes payable, long term         $      -   $  18,795
     ===========================================================================

     At November 30, 2006, $8.8 million (2005 - $16.7 million) has been presented as a current liability since the Company is obligated to settle that portion of the carrying amount of the convertible notes in cash or in common shares in the next five months.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2006, 2005, 2004 and period from December 1, 1987 to November 30, 2006

--------------------------------------------------------------------------------

9.  SHAREHOLDERS' EQUITY:

    (a) Consolidated statement of shareholders' equity:

    -------------------------------------------------------------------------------------------------------------------------------
                                                                                Equity
                                                                          component of                                  Period from
                                               Common                           senior                                  December 1,
                                              shares'                      convertible                                      1987 to
                                  Number      average     Share     Stock        notes           Contributed           November 30,
                               of shares  share price   capital   options      payable  Warrants     surplus  Deficit          2006
    -------------------------------------------------------------------------------------------------------------------------------
    Balance, December 1, 1987        103               $  1,213   $     -    $       -  $      - $         -  $(1,510)   $     (297)
    Shares issued for cash            13        14.00       195         -            -         -           -        -           195
    Shares issued for services         1        35.00        17         -            -         -           -        -            17
    Shares issued to acquire a
     license                         157        15.10     2,375         -            -         -           -        -         2,375
    Loss                               -                      -         -            -         -           -     (755)         (755)
    -------------------------------------------------------------------------------------------------------------------------------

    Balance, November 30, 1988       274                  3,800         -            -         -           -   (2,265)        1,535
    Loss                               -                      -         -            -         -           -     (601)         (601)
    -------------------------------------------------------------------------------------------------------------------------------

    Balance, November 30, 1989       274                  3,800         -            -         -           -   (2,866)          934
    Shares issued for cash            25        42.20     1,061         -            -         -           -        -         1,061
    Options exercised                  5        21.00       105         -            -         -           -        -           105
    Shares issued for services         1        42.00        45         -            -         -           -        -            45
    Debt conversion                   18        11.20       200         -            -         -           -        -           200
    Loss                               -                      -         -            -         -           -     (725)         (725)
    -------------------------------------------------------------------------------------------------------------------------------

    Balance, November 30, 1990       323                  5,211         -            -         -           -   (3,591)        1,620
    Shares issued for cash            68        13.30       909         -            -         -           -        -           909
    Options exercised                  2        21.00        30         -            -         -           -        -            30
    Shares issued for services         9        18.70       168         -            -         -           -        -           168
    Shares issued to acquire a
     license                           7        14.80       100         -            -         -           -        -           100
    Loss                               -                      -         -            -         -           -     (593)         (593)
    -------------------------------------------------------------------------------------------------------------------------------

    Balance, November 30, 1991       409                  6,418         -            -         -           -   (4,184)        2,234

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2006, 2005, 2004 and period from December 1, 1987 to November 30, 2006

--------------------------------------------------------------------------------

9.  SHAREHOLDERS' EQUITY (CONTINUED):

    -------------------------------------------------------------------------------------------------------------------------------
                                                                                Equity
                                                                          component of                                  Period from
                                               Common                           senior                                  December 1,
                                              shares'                      convertible                                      1987 to
                                  Number      average     Share     Stock        notes           Contributed           November 30,
                               of shares  share price   capital   options      payable  Warrants     surplus  Deficit          2006
    -------------------------------------------------------------------------------------------------------------------------------
    Balance, November 30, 1991       409                  6,418         -            -         -           -   (4,184)        2,234
    Shares issued for cash             2        30.80        44         -            -         -           -        -            44
    Options exercised                 13        17.80       239         -            -         -           -        -           239
    Shares issued for services         8        26.10       202         -            -         -           -        -           202
    Debt conversion                   43        10.50       450         -            -         -           -        -           450
    Loss                               -                      -         -            -         -           -     (975)         (975)
    -------------------------------------------------------------------------------------------------------------------------------

    Balance, November 30, 1992       475                  7,353         -            -         -           -   (5,159)        2,194
    Shares issued for cash             7        21.00       150         -            -         -           -        -           150
    Warrants exercised                12        17.10       203         -            -         -           -        -           203
    Options exercised                  5        21.00        96         -            -         -           -        -            96
    Shares issued for services        10        21.00       202         -            -         -           -        -           202
    Loss                               -            -         -         -            -         -           -     (752)         (752)
    -------------------------------------------------------------------------------------------------------------------------------

    Balance, November 30, 1993       509                  8,004         -            -         -           -   (5,911)        2,093
    Shares issued for cash            77        13.00     1,006         -            -         -           -        -         1,006
    Share issue costs                  -            -      (192)        -            -         -           -        -          (192)
    Warrants exercised                14        17.50       247         -            -         -           -        -           247
    Options exercised                  3        15.40        44         -            -         -           -        -            44
    Shares issued for services         3        21.00        60         -            -         -           -        -            60
    Loss                               -                      -         -            -         -           -     (996)         (996)
    -------------------------------------------------------------------------------------------------------------------------------

    Balance, November 30, 1994       606                  9,169         -            -         -           -   (6,907)        2,262

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2006, 2005, 2004 and period from December 1, 1987 to November 30, 2006

-------------------------------------------------------------------------------

9.  SHAREHOLDERS' EQUITY (CONTINUED):

    -------------------------------------------------------------------------------------------------------------------------------
                                                                                Equity
                                                                          component of                                  Period from
                                               Common                           senior                                  December 1,
                                              shares'                      convertible                                      1987 to
                                  Number      average     Share     Stock        notes           Contributed           November 30,
                               of shares  share price   capital   options      payable  Warrants     surplus  Deficit          2006
    -------------------------------------------------------------------------------------------------------------------------------
    Balance, November 30, 1994       606                  9,169         -            -         -           -   (6,907)        2,262
    Shares issued for cash           346        10.00     3,460         -            -         -           -        -         3,460
    Share issue costs                  -            -      (294)        -            -         -           -        -          (294)
    Warrants exercised                19         5.00        93         -            -         -           -        -            93
    Options exercised                 12         5.00        60         -            -         -           -        -            60
    Shares issued for services        24        10.40       246         -            -         -           -        -           246
    Loss                               -                      -         -            -         -           -   (2,323)       (2,323)
    -------------------------------------------------------------------------------------------------------------------------------

    Balance, November 30, 1995     1,007                 12,734         -            -         -           -   (9,230)        3,504
    Shares issued for cash           356        11.00     3,913         -            -         -           -        -         3,913
    Share issue costs                  -            -      (962)        -            -         -           -        -          (962)
    Warrants exercised               340        13.40     4,539         -            -         -           -        -         4,539
    Options exercised                 39         6.20       245         -            -         -           -        -           245
    Shares issued for services        63        11.80       748         -            -         -           -        -           748
    Shares issued to acquire
      license                         27        12.00       324         -            -         -           -        -           324
    Loss                               -                      -         -            -         -           -   (4,862)       (4,862)
    -------------------------------------------------------------------------------------------------------------------------------

    Balance, November 30, 1996     1,832                 21,541         -            -         -           -  (14,092)        7,449
    Shares issued for cash           306        24.90     7,625         -            -         -           -        -         7,625
    Share issue costs                  -            -      (312)        -            -         -           -        -          (312)
    Warrants exercised               135        12.00     1,621         -            -         -           -        -         1,621
    Options exercised                 49         9.80       482         -            -         -           -        -           482
    Shares issued for services        12        18.70       215         -            -         -           -        -           215
    Loss                               -                      -         -            -         -           -   (7,991)       (7,991)
    -------------------------------------------------------------------------------------------------------------------------------

    Balance, November 30, 1997     2,334                 31,172         -            -         -           -  (22,083)        9,089

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2006, 2005, 2004 and period from December 1, 1987 to November 30, 2006

--------------------------------------------------------------------------------

9.  SHAREHOLDERS' EQUITY (CONTINUED):

    -------------------------------------------------------------------------------------------------------------------------------
                                                                                Equity
                                                                          component of                                  Period from
                                               Common                           senior                                  December 1,
                                              shares'                      convertible                                      1987 to
                                  Number      average     Share     Stock        notes           Contributed           November 30,
                               of shares  share price   capital   options      payable  Warrants     surplus  Deficit          2006
    -------------------------------------------------------------------------------------------------------------------------------
    Balance, November 30, 1997     2,334                 31,172         -            -         -           -  (22,083)        9,089
    Shares issued for cash           288        17.50     5,043         -            -         -           -        -         5,043
    Share issue costs                  -            -      (479)        -            -         -           -        -          (479)
    Warrants exercised                23        11.10       253         -            -         -           -        -           253
    Options exercised                 10         9.50        95         -            -         -           -        -            95
    Shares issued for services         3        16.70        55         -            -         -           -        -            55
    Loss                               -                      -         -            -         -           -   (7,312)       (7,312)
    -------------------------------------------------------------------------------------------------------------------------------

    Balance, November 30, 1998     2,658                 36,139         -            -         -           -  (29,395)        6,744
    Shares issued for cash           659        14.90     9,825         -            -         -           -        -         9,825
    Share issue costs                  -            -      (934)        -            -         -           -        -          (934)
    Warrants exercised               163        10.70     1,739         -            -         -           -        -         1,739
    Options exercised                 59        12.20       724         -            -         -           -        -           724
    Shares issued for services        21        12.50       259         -            -         -           -        -           259
    Loss                               -                      -         -            -         -           -   (7,915)       (7,915)
    -------------------------------------------------------------------------------------------------------------------------------

    Balance, November 30, 1999     3,560                 47,752         -            -         -           -  (37,310)       10,442
    Shares issued for cash           374        95.40    35,650         -            -         -           -        -        35,650
    Share issue costs                  -            -    (1,812)        -            -         -           -        -        (1,812)
    Warrants exercised               398        17.30     6,898         -            -         -           -        -         6,898
    Options exercised                139        14.80     2,064         -            -         -           -        -         2,064
    Shares issued for services         4        58.30       233         -            -         -           -        -           233
    Loss                               -                      -         -            -         -           -   (9,961)       (9,961)
    -------------------------------------------------------------------------------------------------------------------------------

    Balance, November 30, 2000     4,475                 90,785         -            -         -           -  (47,271)       43,514

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2006, 2005, 2004 and period from December 1, 1987 to November 30, 2006

--------------------------------------------------------------------------------

9.  SHAREHOLDERS' EQUITY (CONTINUED):

    -------------------------------------------------------------------------------------------------------------------------------
                                                                                Equity
                                                                          component of                                  Period from
                                               Common                           senior                                  December 1,
                                              shares'                      convertible                                      1987 to
                                  Number      average     Share     Stock        notes           Contributed           November 30,
                               of shares  share price   capital   options      payable  Warrants     surplus  Deficit          2006
    -------------------------------------------------------------------------------------------------------------------------------
    Balance, November 30, 2000     4,475                 90,785         -            -         -           -  (47,271)       43,514
    Shares issued for cash           140        84.90    11,941         -            -         -           -        -        11,941
    Share issue costs                  -            -      (121)        -            -         -           -        -          (121)
    Options exercised                 22        19.90       429         -            -         -           -        -           429
    Loss                               -                      -         -            -         -           -  (14,389)      (14,389)
    -------------------------------------------------------------------------------------------------------------------------------

    Balance, November 30, 2001     4,637                103,034         -            -         -           -  (61,660)       41,374
    Shares issued for cash           515        48.50    25,000         -            -         -           -        -        25,000
    Share issue costs                  -            -    (1,901)        -            -         -           -        -        (1,901)
    Options exercised                 41        13.00       540         -            -         -           -        -           540
    Loss                               -            -         -         -            -         -           -  (19,507)      (19,507)
    -------------------------------------------------------------------------------------------------------------------------------

    Balance, November 30, 2002     5,193                126,673         -            -         -           -  (81,167)       45,506
    Shares issued for cash           948        53.50    50,669         -            -         -           -        -        50,669
    Share issue costs                  -            -    (5,898)        -            -         -           -        -        (5,898)
    Warrants exercised                25        53.90     1,347         -            -         -           -        -         1,347
    Options exercised                 36        16.40       589         -            -         -           -        -           589
    Fair value of stock
      options and warrants
      issued to consultants            -            -         -       744            -     1,456           -        -         2,200
    Loss                               -                      -         -            -         -           -  (31,948)      (31,948)
    -------------------------------------------------------------------------------------------------------------------------------

    Balance, November 30, 2003     6,202                173,380       744            -     1,456           - (113,115)       62,465

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2006, 2005, 2004 and period from December 1, 1987 to November 30, 2006

--------------------------------------------------------------------------------

9.  SHAREHOLDERS' EQUITY (CONTINUED):

    -------------------------------------------------------------------------------------------------------------------------------
                                                                                Equity
                                                                          component of                                  Period from
                                               Common                           senior                                  December 1,
                                              shares'                      convertible                                      1987 to
                                  Number      average     Share     Stock        notes           Contributed           November 30,
                               of shares  share price   capital   options      payable  Warrants     surplus  Deficit          2006
    -------------------------------------------------------------------------------------------------------------------------------
    Balance, November 30, 2003     6,202                173,380       744            -     1,456           - (113,115)       62,465
    Shares issued for cash (b)       978        78.70    76,913         -            -         -           -        -        76,913
    Share issue costs (b)              -            -    (6,128)        -            -         -           -        -        (6,128)
    Options exercised                 53        24.30     1,300         -            -         -           -        -         1,300
    Fair value of stock
       options issued to
       consultants                     -                      -       455            -         -           -        -           455
    Loss                               -                      -         -            -         -           -  (74,550)      (74,550)
    -------------------------------------------------------------------------------------------------------------------------------

    Balance, November 30, 2004,
       as originally reported      7,233                245,465     1,199            -     1,456           - (187,665)       60,455
    Change in accounting for
       stock-based compensation        -            -        55     3,951            -         -           -   (4,006)            -
    -------------------------------------------------------------------------------------------------------------------------------

    Balance, November 30, 2004,
       as restated                 7,233            -   245,520     5,150            -     1,456           - (191,671)       60,455

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2006, 2005, 2004 and period from December 1, 1987 to November 30, 2006

--------------------------------------------------------------------------------

9.  SHAREHOLDERS' EQUITY (CONTINUED):

    -------------------------------------------------------------------------------------------------------------------------------
                                                                                Equity
                                                                          component of                                  Period from
                                               Common                           senior                                  December 1,
                                              shares'                      convertible                                      1987 to
                                  Number      average     Share     Stock        notes           Contributed           November 30,
                               of shares  share price   capital   options      payable  Warrants     surplus  Deficit          2006
    -------------------------------------------------------------------------------------------------------------------------------
    Balance, November 30, 2004,
       as restated                 7,233                245,520     5,150            -     1,456           - (191,671)       60,455
    Shares issued for cash (b)       901        58.30    52,502         -            -         -           -        -        52,502
    Share issue costs (b)              -            -    (3,720)        -            -         -           -        -        (3,720)
    Fair value of stock
       options granted                 -            -         -     3,826            -         -           -        -         3,826
    Options exercised                 15        43.20       627         -            -         -           -        -           627
    Shares issued in advance
       for instalment payment
       on senior convertible
       notes payable                  77        26.30     2,034         -            -         -           -        -         2,034
    Instalment payment made in
       advance                         -            -    (2,032)        -            -         -           -        -        (2,032)
    Senior convertible notes           -            -         -         -        8,774     4,273           -        -        13,047
    Financing costs on equity
       component of senior
       convertible notes               -            -         -         -         (789)     (384)          -        -        (1,173)
    Transfer of stock options
       exercised                       -            -        76       (76)           -         -           -        -             -
    Reversal of forfeited and
       expired vested options          -            -         -      (223)           -         -         223        -             -
    Transfer of forfeited
       unvested options                -            -         -      (211)           -         -           -        -          (211)
    Loss                               -            -         -         -            -         -           -  (93,048)      (93,048)
    -------------------------------------------------------------------------------------------------------------------------------

    Balance, November 30, 2005     8,226                295,007     8,466        7,985     5,345         223 (284,719)       32,307

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2006, 2005, 2004 and period from December 1, 1987 to November 30, 2006

--------------------------------------------------------------------------------

9.  SHAREHOLDERS' EQUITY (CONTINUED):

    -------------------------------------------------------------------------------------------------------------------------------
                                                                                Equity
                                                                          component of                                  Period from
                                               Common                           senior                                  December 1,
                                              shares'                      convertible                                      1987 to
                                  Number      average     Share     Stock        notes           Contributed           November 30,
                               of shares  share price   capital   options      payable  Warrants     surplus   Deficit         2006
    -------------------------------------------------------------------------------------------------------------------------------
    Balance, November 30, 2005     8,226                295,007     8,466        7,985     5,345         223  (284,719)      32,307
    Public offering (b)            4,319         4.20    18,082         -            -     5,024           -         -       23,106
    Fair value of broker
       warrants (b)                    -            -         -         -            -       705           -         -          705
    Share issue costs (b)              -            -    (2,376)        -            -      (550)          -         -       (2,926)
    Shares issued for deferred
       share units                     2        15.00        36         -            -         -           -         -           36
    Fair value of stock
       options granted                 -            -         -     3,682            -         -           -         -        3,682
    Shares issued for
       instalment payments on
       senior convertible
       notes payable               2,697         8.70    23,481         -       (4,269)        -       4,269         -       23,481
    Shares and warrants issued
       for acceleration
       payments on senior
       convertible notes
       payable                       411        23.60     9,723         -       (1,655)    2,322         848      (295)      10,943
    Holders' conversion of
       notes                          10        32.20       322         -          (59)        -           -         -          263
    December 1, 2006 instalment
       payment made in advance         -            -    (2,090)        -            -         -           -         -       (2,090)
    December 1, 2005 instalment
       payment in advance
       applied                         -            -     2,032         -         (363)        -         363         -        2,032
    Transfer of forfeited and
       expired vested options          -            -         -      (836)           -         -         836         -            -
    Reversal of forfeited
       unvested options                -            -         -      (599)           -         -           -         -         (599)
    Transfer of forfeited and
       expired vested warrants         -            -         -         -            -    (1,456)      1,456         -            -
    Loss                               -            -         -         -            -         -           -   (66,360)     (66,360)

    -------------------------------------------------------------------------------------------------------------------------------
    Balance, November 30, 2006    15,665              $ 344,217 $  10,713     $  1,639  $ 11,390   $   7,995 $(351,374)   $  24,580
    ===============================================================================================================================

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2006, 2005, 2004 and period from December 1, 1987 to November 30, 2006

--------------------------------------------------------------------------------

9.   SHAREHOLDERS' EQUITY (CONTINUED):

     (b) Share issuances:

         On November 14, 2006, the Company issued 4.3 million common shares, 1.7 million five-year warrants and 0.4 million six-month warrants to purchase common shares for gross cash proceeds of $23.1 million (U.S. $20.3 million) (net proceeds of $21.1 million after cost of issuance of $2.0 million). In addition, the Company issued 0.3 million broker warrants to the placement agent in connection with the financing. The terms of the warrants are described in note 9(e). The proceeds were allocated to the common shares and warrants based on their relative fair values. The fair value of the warrants was estimated using the Black-Scholes option pricing model using the following assumptions:

         ----------------------------------------------------------------------------------
                                                  Five year       Six month         Broker
                                                   warrants        warrants       warrants
         ----------------------------------------------------------------------------------
         Dividend yield                                   -               -              -
         Risk-free interest rates                      3.90            4.19           3.94
         Volatility                                      90             115            115
         Expected life of warrants                  5 years        6 months        3 years

         ==================================================================================

         On February 2, 2005, the Company issued 0.9 million common shares for gross proceeds of $52.5 million (U.S. $42.3 million) (net proceeds of $48.8 million after costs of issuance of $3.7 million).

         On March 4, 2004, the Company issued 1.0 million common shares for gross proceeds of $76.9 million (U.S. $57.7 million) (net proceeds of $70.8 million after costs of issuance of $6.1 million).

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2006, 2005, 2004 and period from December 1, 1987 to November 30, 2006

--------------------------------------------------------------------------------

9.   SHAREHOLDERS' EQUITY (CONTINUED):

     (c) Stock-based compensation plans:

         In May 2003, the Company adopted two new stock option plans (the "2003 Employee Plan" and the "2003 Director Plan") to eventually replace the Company's existing stock option plan (the "Existing Plan"). All grants of options after May 2003 are made from the new plans and no further option grants will be made under the Existing Plan. The Company reserved for issuance 200,000 common shares under the 2003 Employee Plan and 25,000 common shares under the 2003 Director Plan. In March 2005, the Company's shareholders approved increasing the maximum number of common shares under the 2003 Employee Plan to 500,000. In March 2006, the Company's shareholders also approved increasing the maximum number of common shares under the 2003 Employee Plan to 800,000 and the 2003 Director Plan to 50,000. Each option granted allows the holder to purchase one common share at an exercise price not less than the closing price of the Company's common shares on The Toronto Stock Exchange on the last trading day prior to the grant of the option. Options granted under these plans have a maximum term of ten years and generally vest over a period of up to three years.

         As at November 30, 2006, there were 0.2 million (2005 - 0.3 million; 2004 - 0.1 million) options available for grant.

         ---------------------------------------------------------------------------------------------------
                                              2006                    2005                     2004
         ---------------------------------------------------------------------------------------------------
                                                   Weighted                Weighted                 Weighted
                                                    average                 average                  average
                                     Number of     exercise   Number of    exercise   Number of     exercise
                                       options        price     options       price     options        price
         ---------------------------------------------------------------------------------------------------
         Outstanding, beginning
            of year                        431    $   56.00         352   $   60.10         325    $   50.00
         Issued                            502        13.80         130       46.50          84        76.60
         Exercised                           -            -         (15)      43.20         (53)       24.30
         Expired or cancelled             (121)       53.00         (36)      67.30          (4)       61.20

         ---------------------------------------------------------------------------------------------------
          Outstanding, end of year         812        30.30         431       56.00         352        60.10
         ---------------------------------------------------------------------------------------------------

         Exercisable, end of year          313                      259                     183

         ===================================================================================================

         The table above includes  24,497 (2005 - 29,363;  2004 - 7,477) options granted to non-employees for a fair value of $0.2 million (2005 - $0.8 million; 2004 - $0.4 million).

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2006, 2005, 2004 and period from December 1, 1987 to November 30, 2006

--------------------------------------------------------------------------------

9.   SHAREHOLDERS' EQUITY (CONTINUED):

         The following table provides information on options outstanding and exercisable as of November 30, 2006:

         ---------------------------------------------------------------------------------------------------
                                                OPTIONS OUTSTANDING                  OPTIONS EXERCISABLE
                                    ------------------------------------------   ---------------------------
                                                                      Weighted
                                                      Weighted         average                      Weighted
                                                       average       remaining                       average
         Exercise                        Number       exercise     contractual         Number       exercise
         price                      outstanding          price    life (years)    exercisable          price
         ---------------------------------------------------------------------------------------------------
         $  4.90 - $  6.80                  173       $   5.70             9.7              -        $     -
         $  6.81 - $ 26.80                  286          18.10             9.1             21          25.90
         $ 26.81 - $ 55.40                  197          39.90             3.2            158          37.90
         $ 55.41 - $ 92.10                  156          68.00             3.2            134          67.50

         ---------------------------------------------------------------------------------------------------
                                            812          30.30             6.7            313          49.80
         ===================================================================================================

         The fair value of stock-based compensation was estimated at the grant date under the following assumptions:

         ---------------------------------------------------------------------------------------------------
                                                               2006                2005                 2004
         ---------------------------------------------------------------------------------------------------
         Dividend yield                                           -                   -                    -
         Weighted average risk-free interest rate             4.10%               3.77%                3.89%
         Volatility factor of the expected market
            price of the Company's common shares              87.3%               73.2%                69.1%
         Weighted average expected life of the
            employment options                            5.9 years           4.7 years            4.6 years

         ===================================================================================================

         The resulting weighted average fair value per share at the grant date of the employee and non-employee stock-based compensation issued in fiscal 2006 is $9.60 (2005 - $29.60; 2004 - $47.70).

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2006, 2005, 2004 and period from December 1, 1987 to November 30, 2006

--------------------------------------------------------------------------------

9.   SHAREHOLDERS' EQUITY (CONTINUED):

     (d) Deferred share units:

         Effective January 1, 2004, the Company established a plan to grant DSUs to its non-management directors and reserved a maximum of 25,000 common shares for issuance under the plan. Under the plan, the directors will defer any cash remuneration that they would have otherwise received for services rendered and in lieu thereof will receive the number of DSUs which is equivalent in value to the remuneration deferred. A DSU is a unit equivalent in value to one common share of the Company based on the trading price of the Company's common shares on The Toronto Stock Exchange. Upon termination of board service, the director will be able to redeem DSUs based upon the then market price of the Company's common shares on the date of redemption in exchange for any combination of cash or common shares as the Company may determine.

         The Company recorded $0.3 million (2005 - $0.3 million) in compensation expense relating to 14,476 (2005 - 5,202) DSUs granted in 2006 for services rendered during the year. As at November 30, 2006, 19,909 (2005 - 7,829) DSUs are issued and outstanding with a value of $0.1 million (2005 - $0.2 million) based upon the market value of the Company's common shares at November 30, 2006. In addition, 2,396 DSUs were exercised in 2006.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2006, 2005, 2004 and period from December 1, 1987 to November 30, 2006

--------------------------------------------------------------------------------

9.   SHAREHOLDERS' EQUITY (CONTINUED):

     (e) Warrants:

         As at November 30, the warrants which are outstanding and exercisable are as follows:

         ----------------------------------------------------------------------
                                                      2006       2005      2004
         ----------------------------------------------------------------------

         Outstanding, beginning of year                431         98        98
         Issued                                      2,594        333         -
         Exercised                                       -          -         -
         Expired                                       (98)         -         -

         ----------------------------------------------------------------------
         Outstanding, end of year                    2,927        431        98
         ----------------------------------------------------------------------

         Exercisable, end of year                    2,927        431        98

         ======================================================================

         The following table provides information on warrants outstanding as of November 30, 2006:

         ----------------------------------------------------------------------
         Exercise                Number                         Shares issuable
         price              outstanding                Expiry     upon exercise
         ----------------------------------------------------------------------

         U.S. $5.30                 432          May 14, 2007               432
         U.S. $6.30                 256     November 14, 2009               256
         U.S. $19.90                333       October 7, 2010               502
         U.S. $20.60                 39     February 28, 2011                59
         U.S. $19.90                 39        March 31, 2011                59
         U.S. $19.90                 39        April 30, 2011                59
         U.S. $19.90                 61          May 31, 2011                91
         U.S. $6.30               1,728     November 14, 2011             1,728

         ----------------------------------------------------------------------
                                  2,927                                   3,186
         ======================================================================

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2006, 2005, 2004 and period from December 1, 1987 to November 30, 2006

--------------------------------------------------------------------------------

10.  LOSS PER SHARE:

         The computations for basic and diluted loss per share are as follows:

         ---------------------------------------------------------------------------------------------------
                                                            2006                2005                 2004
         ---------------------------------------------------------------------------------------------------
         Loss for the year                           $     (66,360)       $    (93,048)        $    (74,550)

         ---------------------------------------------------------------------------------------------------

         Weighted average number of
           common shares outstanding:
             Basic and diluted                               9,408               7,987                6,960

         ---------------------------------------------------------------------------------------------------

         Loss per common share:
             Basic and diluted                       $      (7.05)        $     (11.65)        $     (10.71)

         ===================================================================================================

         The options and warrants to purchase common shares and the senior convertible notes payable are not included in the calculation of diluted loss per share because the Company has a loss for each period presented and to do so would have been anti-dilutive.


11.  CONSOLIDATED STATEMENTS OF CASH FLOWS:

     (a) Change in non-cash operating working capital balances:

         ---------------------------------------------------------------------------------------------------
                                                                                                 Period from
                                                                                                 December 1,
                                                                                                     1987 to
                                                        Years ended November 30,                November 30,
                                                2006                2005              2004              2006
         ---------------------------------------------------------------------------------------------------
         Decrease (increase) in:
              Clinical supplies         $        651         $       942        $    1,614       $    (1,211)
              Tax credits recoverable           (197)                466              (213)           (1,327)
              Prepaid expenses and
                deposits                         239                 227              (829)           (1,351)
         Increase (decrease) in:
              Accounts payable and
                accrued liabilities          (17,851)             10,999             8,970             8,375

         ---------------------------------------------------------------------------------------------------
                                        $    (17,158)        $    12,634        $    9,542       $     4,486
         ===================================================================================================

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2006, 2005, 2004 and period from December 1, 1987 to November 30, 2006

--------------------------------------------------------------------------------

11.  CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED):

     (b) Supplemental disclosure of non-cash transactions:

         ---------------------------------------------------------------------------------------------------
                                                                                                 Period from
                                                                                                 December 1,
                                                                                                     1987 to
                                                            Years ended November 30,            November 30,
                                                        2006            2005           2004             2006
         ---------------------------------------------------------------------------------------------------
         Non-cash financing activities:
              Warrants and options
                issued as share
                issue costs                      $       705       $       -        $     -      $     2,474
              Shares issued for
                services                                  36               -              -            2,485
              Debt conversion                        (29,288)         (2,034)             -          (32,062)
              Shares issued on debt
                conversion                            31,114           2,034              -           33,888
              Acceleration warrants issued
                in connection with debt                2,322               -              -            2,322
              Shares issued on debt
                conversion by note holders               263               -              -              263
              Shares issued for
                technology                                 -               -              -            2,799
              Deferred share issue
                costs                                      -               -            503              503

         Non-cash investing activities:
              Technology acquired for
                shares issued                              -               -              -           (2,799)

         ===================================================================================================

     (c) Supplemental cash flow information:

         ---------------------------------------------------------------------------------------------------
                                                                                                 Period from
                                                                                                 December 1,
                                                                                                     1987 to
                                                            Years ended November 30,            November 30,
                                                        2006            2005           2004             2006
         ---------------------------------------------------------------------------------------------------
         Interest received                        $    2,119       $   1,147     $    1,731      $    11,200
         Interest paid                                   930             344              -            1,274
         Income taxes paid                                 -               -              -                -

         ===================================================================================================

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2006, 2005, 2004 and period from December 1, 1987 to November 30, 2006

--------------------------------------------------------------------------------

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

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2006, 2005, 2004 and period from December 1, 1987 to November 30, 2006

--------------------------------------------------------------------------------

13.  INCOME TAXES:

     The provision for income taxes differs from the amount computed by applying the statutory income tax rate to loss before income taxes. The sources and tax effects of the differences are as follows:

     --------------------------------------------------------------------------------------------------------
                                                               2006                2005                 2004
     --------------------------------------------------------------------------------------------------------
     Basic rate applied to loss before
       recovery of income taxes                       $     (23,969)       $    (32,567)        $    (26,927)
     Adjustments resulting from:
         Foreign losses affected at lower rates              10,383              23,234               15,034
         Permanent differences                                1,998                 (74)                 276
         Change in valuation allowance                       10,982               9,489               11,417
         Change in enacted income tax rates                     710                   -                    -
         Other                                                 (104)                (82)                 200

     --------------------------------------------------------------------------------------------------------
                                                      $           -        $          -         $          -
     ========================================================================================================

     The tax effect of temporary differences that give rise to significant components of the Company's future tax assets and future tax liabilities at November 30 are presented below:

     --------------------------------------------------------------------------------------------------------
                                                                                   2006                 2005
     --------------------------------------------------------------------------------------------------------
     Future tax assets:
         Non-capital losses                                                 $    37,811          $    30,148
         Deductible share issue costs                                             2,646                3,313
         Excess of tax value of capital assets over book value                      174                  227
         SR&ED expenditure pool, net of refundable tax credits                    8,198                4,178
         Other, including net capital losses                                      1,460                1,441
     --------------------------------------------------------------------------------------------------------
                                                                                 50,289               39,307

     Valuation allowance                                                        (50,289)             (39,307)

     --------------------------------------------------------------------------------------------------------
     Net future tax asset                                                   $         -          $         -
     ========================================================================================================

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2006, 2005, 2004 and period from December 1, 1987 to November 30, 2006

--------------------------------------------------------------------------------

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

     The Company also has $14.5 million of investment tax credits ("ITCs") on SR&ED expenditures which have not been recognized in the accounts. These ITCs are available to be applied against federal taxes otherwise payable in future years. The eligibility of the Company for provincial refundable research tax credits depends on the Company's compliance with the provincial tax legislation. The amount of tax credits ultimately received by the Company is dependent upon review by taxation authorities of the technical and financial aspects of the claims. The ITCs will expire as follows:

     ---------------------------------------------------------------------------

     2008                                                           $       222
     2009                                                                   438
     2010                                                                   605
     2011                                                                   951
     2012                                                                   960
     2013                                                                 1,497
     2014                                                                 2,342
     2015                                                                 3,629
     2026                                                                 3,884

     ---------------------------------------------------------------------------
                                                                    $    14,528
     ===========================================================================

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2006, 2005, 2004 and period from December 1, 1987 to November 30, 2006

--------------------------------------------------------------------------------

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

     (b) Commitments:

         Under the terms of operating lease agreements for its operating facilities, the Company is committed to make payments as follows for the years ending November 30:

         -----------------------------------------------------------------------

         2007                                                        $      645
         2008                                                               568
         2009                                                               346

         -----------------------------------------------------------------------
                                                                     $    1,559
         =======================================================================

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

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2006, 2005, 2004 and period from December 1, 1987 to November 30, 2006

--------------------------------------------------------------------------------

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

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2006, 2005, 2004 and period from December 1, 1987 to November 30, 2006

--------------------------------------------------------------------------------

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

     The following table outlines research and development costs expensed for the Company's significant research and development projects:

     -------------------------------------------------------------------------------------------------------
                                                                                                 Period from
                                                                                                 December 1,
                                                                                                     1987 to
                                                        Years ended November 30,                November 30,
                                                2006               2005               2004              2006
     -------------------------------------------------------------------------------------------------------
     Research and development costs expensed:
         Platform technology             $     2,472        $     1,947        $     2,881      $     41,101
         Cardiovascular program               25,813             64,444             45,162           168,177
         Autoimmune program                        -                  -                  -             4,565
         VP025                                 4,447              5,030              3,751            14,838

     -------------------------------------------------------------------------------------------------------
     Total research and
       development costs
       expensed                          $    32,732        $    71,421        $    51,794      $    228,681
     -------------------------------------------------------------------------------------------------------

     Acquired technology:
         Celacade platform               $         -        $         -        $         -      $      4,081

     =======================================================================================================

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2006, 2005, 2004 and period from December 1, 1987 to November 30, 2006

--------------------------------------------------------------------------------

17. DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES:

     The Company's consolidated financial statements are prepared in accordance with Canadian GAAP, which differ in certain respects from United States GAAP. The following tables present the impact of material differences between Canadian GAAP and United States GAAP on the Company's consolidated financial statements:

     (a) Consolidated statements of operations and deficit:

         ---------------------------------------------------------------------------------------------------
                                                                                                 Period from
                                                                                                 December 1,
                                                                                                     1987 to
                                                         Years ended November 30,               November 30,
                                                2006               2005               2004              2006
         ---------------------------------------------------------------------------------------------------
         Loss per Canadian GAAP          $   (66,360)       $   (93,048)       $   (74,550)    $    (349,569)
         Acquired technology costs (b)(i)          -                  -                  -            (4,081)
         Technology amortization (b)(i)          253                253                254             3,828
         Non-employee stock options
            (b)(ii)                              (58)              (101)              (137)           (3,476)
         Employee stock options (b)(iii)           -              2,879                  -             6,885
         Performance-based options
            (b)(iii)                               -                 31                164              (278)
         Warrants issued to acquire
            technology (b)(iv)                     -                  -                  -               (61)
         Accretion of senior convertible
            note payable (b)(v)               (2,373)              (281)                 -            (2,654)
         Amortization of deferred
            financing costs (b)(v)              (963)              (145)                 -            (1,108)
         Loss on debt extinguishment
            (b)(v)                            (1,131)                 -                  -            (1,131)
         Fair market value adjustment
            on embedded derivatives
            and warrants (b)(v)                9,711              3,032                  -            12,743

         ---------------------------------------------------------------------------------------------------
         Loss and comprehensive loss
            per United States GAAP       $   (60,921)       $   (87,380)       $   (74,269)    $    (338,902)
         ===================================================================================================

         Weighted average number
            of common shares under
            United States GAAP:
              Basic and diluted                9,408              7,987              6,960                 -

         ===================================================================================================

         Basic and diluted loss
            per common share under
            United States GAAP           $     (6.48)       $    (10.94)       $    (10.67)                -

         ===================================================================================================

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2006, 2005, 2004 and period from December 1, 1987 to November 30, 2006

--------------------------------------------------------------------------------

17. DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (CONTINUED):

     (b) Consolidated balance sheets:

         ------------------------------------------------------------------------------------------------
                                                       2006                               2005
         ------------------------------------------------------------------------------------------------
                                                                United                             United
                                               Canada           States             Canada          States
         ------------------------------------------------------------------------------------------------
         Assets:
            Acquired technology (i)         $     253      $         -        $       506     $         -
            Deferred financing costs (v)          150              648              2,645           3,674
         Liabilities:
            Current portion of senior
              convertible notes payable (v)     8,754            8,553             16,659          15,047
            Senior convertible notes
              payable (v)                           -                -             18,795          18,268
            Embedded derivatives (v)                -              914                  -           8,324
            Warrants (v)                            -            7,859                  -           4,129
         Shareholders' equity:
            Share capital (iv)                344,217          343,906            295,007         294,937
            Stock options (ii), (iii)          10,713            7,713              8,466           5,408
            Equity component of senior
              convertible notes payable (v)     1,639                -              7,985               -
            Warrants (vi)                      11,390                -              5,345           1,456
            Contributed surplus                 7,995            2,515                223             223
            Deficit, end of period (i),
              (ii), (iii), (iv), (v), (vi)   (351,374)        (340,412)          (284,719)       (279,491)
            Deficit accumulated during
              development stage
              (i), (ii), (iii), (iv),
              (v), (vi)                      (349,864)        (338,902)          (283,209)       (277,981)

         ================================================================================================

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

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2006, 2005, 2004 and period from December 1, 1987 to November 30, 2006

--------------------------------------------------------------------------------

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

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2006, 2005, 2004 and period from December 1, 1987 to November 30, 2006

--------------------------------------------------------------------------------

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

         (iv) In 1996, 10,000 warrants were issued as part of the technology acquisition consideration. United States GAAP requires these acquired technology costs to be recorded in an amount approximating the fair value of the warrants issued, estimated at their grant date using the Black-Scholes option pricing model, and expensed as research and development expenses.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2006, 2005, 2004 and period from December 1, 1987 to November 30, 2006

--------------------------------------------------------------------------------

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

              Under United States GAAP, SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, requires that an embedded derivative included in a debt arrangement for which the economic characteristics and risks are not clearly and closely related to the economic characteristics of the debt host contract be measured at fair value and presented as a liability. Changes in fair value of the embedded derivative are recorded in the consolidated statements of operations and deficit at each reporting date. Embedded derivatives that meet the criteria for bifurcation from the senior convertible notes payable and that are therefore measured at fair value consist of the holders'
              conversion right, the instalment payment mechanism and the holders' contingent redemption and conversion rights in the event of a change in control or an event of default. Under Canadian GAAP, except for the conversion option, there is no requirement to identify and measure the other embedded derivatives.

              Under United States GAAP, the warrants are presented as a liability because they do not meet the criteria of EITF 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock, for equity classification. Subsequent changes in fair value are recorded in the consolidated statements of operations and deficit.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2006, 2005, 2004 and period from December 1, 1987 to November 30, 2006

--------------------------------------------------------------------------------

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

              Under United States GAAP, the twelve-day weighted average share price adjustment represents a derivative that will be measured at fair value and changes in fair value are recorded in the consolidated statement of operations as extinguishment loss. The settlement of the twelve-day weighted average share price adjustment is accounted for as either a settlement of additional debt, if an asset, or as the proceeds to issue additional shares if a liability. Under Canadian GAAP, there is no recognition of the derivative. Any subsequent adjustment to the number of shares issued or debt exchanged as a consequence of the twelve-day weighted average share price adjustment will be accounted for as an adjustment to share capital.

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

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2006, 2005, 2004 and period from December 1, 1987 to November 30, 2006

--------------------------------------------------------------------------------

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

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2006, 2005, 2004 and period from December 1, 1987 to November 30, 2006

--------------------------------------------------------------------------------

17. DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (CONTINUED):

         Under the modified prospective application transitional approach, the fair value of the cost of share-based compensation is recognized for awards granted, modified, repurchased or cancelled subsequent to the adoption of SFAS No. 123R. In addition, share-based compensation is recognized, subsequent to the adoption of SFAS No. 123R, for the remaining portion of the vesting period, if any, for outstanding awards granted prior to the date of adoption. Accordingly, on a modified prospective basis, there is no difference in the recognition of stock-based compensation awards under Section 3870 and SFAS No. 123R for employee and performance-based options. Prior periods have not been adjusted and the Company continues to provide pro form disclosures as if it had accounted for employee share-based payments in all periods presented under the fair value provisions of SFAS No. 123, Accounting for Stock-based Compensation, which is presented below:

         ------------------------------------------------------------------------------
                                                                   2005           2004
         ------------------------------------------------------------------------------
         Loss for the year - United States GAAP              $  (87,380)    $  (74,269)
         Compensation cost - employees (17(b)(iii))              (2,879)        (3,391)
         Compensation expense (17(b)(iii))                         (192)          (164)

         ------------------------------------------------------------------------------
         Pro forma loss for the year -
            United States GAAP                               $  (90,451)    $  (77,824)
         ------------------------------------------------------------------------------

         Pro forma basic and diluted loss
            per share - United States GAAP                   $   (11.32)    $   (11.18)

         ==============================================================================

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2006, 2005, 2004 and period from December 1, 1987 to November 30, 2006

--------------------------------------------------------------------------------

17. DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (CONTINUED):

     (f) Consolidated statement of shareholders' equity in accordance with United States GAAP:

      ---------------------------------------------------------------------------------------------------------------------------
                                                                                                                      Period from
                                                        Common                                                        December 1,
                                                       shares'                                                            1987 to
                                          Number       average      Share                    Contributed             November 30,
                                       of shares   share price    capital  Options  Warrants     surplus     Deficit         2006
      ---------------------------------------------------------------------------------------------------------------------------
      Balance, November 30, 2003           6,202                $ 173,441  $ 4,397  $  1,456  $        -  $ (117,842) $    61,452
      Shares issued for cash                 978         78.70     76,913        -         -           -           -       76,913
      Share issue costs                        -             -     (6,128)       -         -           -           -       (6,128)
      Options exercised                       53         24.30      1,300        -         -           -           -        1,300
      Fair value of stock options issued
         to consultants                        -                        -      592         -           -           -          592
      Performance-based options                -             -          -     (164)        -           -           -         (164)
      Loss and comprehensive loss              -                        -        -         -           -     (74,269)     (74,269)
      ---------------------------------------------------------------------------------------------------------------------------

      Balance, November 30, 2004           7,233                  245,526    4,825     1,456           -    (192,111)      59,696
      Shares issued for cash                 901         58.30     52,502        -         -           -           -       52,502
      Share issue costs                        -             -     (3,720)       -         -           -           -       (3,720)
      Options exercised                       15         43.20        627        -         -           -           -          627
      Fair value of stock options granted      -             -          -      837         -           -           -          837
      Fair value of vested options/
         warrants forfeited and expired        -             -          -     (223)        -         223           -            -
      Shares issued in advance for
         instalment payment on senior
         convertible notes payable            77         27.40      2,034        -         -           -           -        2,034
      Instalment payment in advance            -             -     (2,032)       -         -           -           -       (2,032)
      Performance-based options                -             -          -      (31)        -           -           -          (31)
      Loss and comprehensive loss              -             -          -        -         -           -     (87,380)     (87,380)
      ---------------------------------------------------------------------------------------------------------------------------

      Balance, November 30, 2005           8,226                  294,937    5,408     1,456         223    (279,491)      22,533

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2006, 2005, 2004 and period from December 1, 1987 to November 30, 2006

--------------------------------------------------------------------------------

17. DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (CONTINUED):

      ---------------------------------------------------------------------------------------------------------------------------
                                                                                                                      Period from
                                                        Common                                                        December 1,
                                                       shares'                                                            1987 to
                                          Number       average      Share                    Contributed             November 30,
                                       of shares   share price    capital  Options  Warrants     surplus     Deficit         2006
      ---------------------------------------------------------------------------------------------------------------------------
      Balance, November 30, 2005           8,226                  294,937    5,408     1,456         223    (279,491)      22,533
      Shares issued for cash               4,319          4.10     17,779        -         -           -           -       17,779
      Share issued for services                2         15.00         36        -         -           -           -           36
      Share issue costs                        -             -     (2,329)       -         -           -           -       (2,329)
      Shares and warrants issued for
         instalment payments and
         acceleration payments on senior
         convertible notes payable         3,108         10.30     31,913        -         -           -           -       31,913
      Holders' conversion of notes            10         32.20        322        -         -           -           -          322
      Instalment payment in advance            -             -     (2,090)       -         -           -           -       (2,090)
      Instalment payment in advance
         applied                               -             -      2,032        -         -           -           -        2,032
      Fair value of stock options granted      -             -          -    3,141         -           -           -        3,141
      Value of embedded derivatives
         on holders conversion                 -             -      1,306        -         -           -           -        1,306
      Fair value of vested options/
         warrants forfeited and expired        -             -          -     (836)   (1,456)      2,292           -            -
      Loss for the period                      -             -          -        -         -           -     (60,921)     (60,921)

      ---------------------------------------------------------------------------------------------------------------------------
      Balance, November 30, 2006          15,665               $  343,906 $  7,713  $      -   $   2,515 $  (340,412)   $  13,722
      ===========================================================================================================================

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2006, 2005, 2004 and period from December 1, 1987 to November 30, 2006

--------------------------------------------------------------------------------

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

         The guidance is effective for the Company for the year ended December 31, 2005. A material error identified upon application of this guidance may be corrected through a one-time cumulative-effect adjustment to beginning of year retained earnings, provided that the misstatement was determined to be immaterial in the past based on the application of the company's previous method for quantifying misstatements. The adoption of this standard did not have an impact on the Company's financial statements and results of operations.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2006, 2005, 2004 and period from December 1, 1987 to November 30, 2006

--------------------------------------------------------------------------------

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

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2006, 2005, 2004 and period from December 1, 1987 to November 30, 2006

--------------------------------------------------------------------------------

17. DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (CONTINUED):

         (ii)   Accounting for certain hybrid financial instruments:

                In February 2006, the FASB issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments ("SFAS No. 155") - an amendment of SFAS No. 133 and SFAS No. 140. SFAS No. 155, permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133, establishes a requirement to evaluate interest in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, and amends SFAS No. 140 to eliminate the prohibition on the qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 is effective for the Company for all financial instruments acquired or issued after December 1, 2006. The adoption of SFAS No. 155 is not expected to have a material impact on the Company's consolidated financial position and results of operations.

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

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2006, 2005, 2004 and period from December 1, 1987 to November 30, 2006

--------------------------------------------------------------------------------

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


18.  SUBSEQUENT EVENT:

     On April 3, 2007, the Company received shareholder approval to consolidate its issued and outstanding common shares on the basis of one post-consolidated common share for every 10 pre-consolidated common shares. Approval of the special resolution by shareholders gave the Board of Directors authority to implement the consolidation at any time prior to April 3, 2008. The consolidation was implemented on April 17, 2007 upon a determination by the Board of Directors that the consolidation was in the best interests of the Company and its shareholders, taking into account, among other things, the NASDAQ Capital Market Minimum Share Price Requirements. The number of common shares issued and outstanding, the basic and diluted loss per common share and the information in notes 8, 9, 10, 17(a), 17(b)(iv), 17(e) and 17(f) has been amended to give effect to the share consolidation.

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

     13.1 Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

     13.2 Certification of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

      15      ADDITIONAL EXHIBITS

     15.1     Consent of KPMG, LLP, independent chartered accountants

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.



                                    VASOGEN INC.


                                    /s/ Jacqueline Le Saux
                                    ------------------------------------------
                                    Name:   Jacqueline Le Saux
                                    Title:  Vice-President, Corporate &
                                            Legal Affairs

                                    Date:   May 17, 2007.