Form 20-F
period 2007-11-30
VASOGEN INC
filed 2008-02-28
CIK 1042018

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934; or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended November 30, 2007; or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period ________ to ________; or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

Commission File No. 0-29350

VASOGEN INC.
(Exact name of registrant as specified in its charter)

Canada
(Jurisdiction of Incorporation or organization)

2505 Meadowvale Boulevard
Mississauga, Ontario, L5N 5S2, Canada
(905) 817-2000
(Address, including zip code and telephone number,
 including area code, of registrant’s principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common shares, no par value	NASDAQ
TSX

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

As of November 30, 2007, the registrant had 22,391,386 common shares outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐	No ☒

If this report is an annual report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐	No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐	Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐	No ☒

i

ii

DISCLOSURE REGARDING FORWARD-LOOKING INFORMATION

Certain statements contained in this annual report and in certain documents incorporated by reference herein constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or “forward-looking information” under the Securities Act (Ontario). These statements may include, without limitation, summary statements relating to results of the ACCLAIM trial in patients with chronic heart failure, plans to advance the development of  the CelacadeTM1 System (“Celacade”), our medical device for the treatment of chronic heart failure, and VP025, statements concerning our partnering activities and discussions with health regulatory authorities, plans for health regulatory submissions, strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management.   In some cases, you can identify forward-looking statements by terminology such as “may”, “will”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimated”, “predicts”, “potential”, “continue”, “intends”, “could”, or the negative of such terms or other comparable terminology. We have made a number of assumptions in the preparation of these forward-looking statements, including assumptions about the nature, size, and accessibility of the market for Celacade in the treatment of chronic heart failure, particularly in Europe, the regulatory approval process leading to commercialization, the availability of capital on acceptable terms to pursue the development of Celacade, and the feasibility of additional trials.  You should not place undue reliance on our forward-looking statements which are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances, or events to differ materially from those projected in the forward-looking statements. The risks include, but are not limited to, those discussed below that could cause our actual results to differ significantly from those contained in any forward-looking statements and/or forward-looking information.  Additional risks and uncertainties relating to our Company and our business can be found under “Risks Relating to our Business” and  “Risks Relating to our Securities” below, as well as in our later public filings. The forward-looking statements are made as of the date hereof and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

PART I.

Item 1. Identity of Directors, Senior Management and Advisors

Not Applicable.

Item 2. Offer Statistics and Expected Timetable

Not Applicable.

Item 3. Key Information

A.    Selected Financial Data

The following selected financial data of Vasogen Inc. (“we”, “us”, “Vasogen” or the “Company”), has been derived from the audited consolidated financial statements of the Company as at and for each of the years in the five-year period ended November 30, 2007 and is prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which except as described in Note 16 to the financial statements in Item 18, conform in all material respects with accounting principles generally accepted in the United States (“US GAAP”).    All dollar amounts herein are expressed in Canadian dollars, unless otherwise indicated.

 1 Celacade is a trade-mark owned by Vasogen Ireland Limited, a wholly-owned subsidiary of Vasogen Inc., and is used with permission.

Years ended November 30

(in thousands of  Canadian dollars, except for share and per share data)

	2007	2006	2005	2004	2003	Period from December 1, 1987 to November 30, 2007
Statements of operations, deficit and comprehensive income
Research and development	12,039	32,732	71,421	51,794	21,730	238,917
General and administration	14,259	19,251	22,126	15,852	10,250	117,228
Foreign exchange loss (gain)	1,977	104	(719)	8,288	1,111	10,970
Accretion in carrying value of senior convertible notes payable	(728)	(7,824)	(1,742)	0	0	(10,294)
Loss on extinguishment of senior convertible notes payable	(1,754)	(4,995)	0	0	0	(6,749)
Investment income	1,310	1,971	2,274	1,384	1,143	13,325
Loss and comprehensive loss for the period	(28,777)	(66,360)	(93,048)	(74,550)	(31,948)	(374,340)
Basic and diluted loss per share	(1.46)	(7.05)	(11.65)	(10.70)	(5.70)
Balance sheet
Shares outstanding	22,391,386	15,665,134	8,225,537	7,233,127	6,202,230
Total assets	28,050	41,770	94,811	80,963	68,783
Share capital	365,670	344,217	295,007	245,465	173,380
Net assets	23,356	24,580	32,307	60,455	62,465

Notes:

(1)           To date, the Company has been in the development stage and, accordingly, has no revenue.

(2)
Effective December 1, 2004, the Company adopted the amendment to The Canadian Institute of Chartered Accountants’ (“CICA”) Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments (“Section 3870”).  Pursuant to the transitional provisions of Section 3870, the Company applied this change retroactively, without restatement of prior periods.  The impact of the Company’s adoption of this revised accounting standard was a charge to opening deficit of $4,006,000 with corresponding increases of $55,000 to share capital for those stock options exercised prior to December 1, 2004 and $3,951,000 to stock options for those vested options not yet exercised at December 1, 2004.

(3)
Effective on December 1, 2006, the Company adopted the recommendations of CICA Handbook Section 1530, Comprehensive Income ("Section 1530"); CICA Handbook Section 3855, “Financial Instruments - Recognition and Measurement” (“Section 3855”); Section 3861, Financial Instruments - Disclosure and Presentation ("Section 3861"); and Section 3251, Equity.  These sections provide standards for recognition, measurement, disclosure and presentation of financial assets, financial liabilities and non-financial derivatives.  Section 1530 provides standards for the reporting and presentation of comprehensive income, which represents the change in equity from transactions and other events and circumstances from non-owner sources.  Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with Canadian GAAP.

Upon adoption of the new standards on December 1, 2006, the Company continued to account for cash equivalents held at that date as held-to-maturity investments, recorded at cost and accrued interest.  The Company designates all new cash equivalents acquired subsequent to December 1, 2006 as held-for-trading investments measured at fair value and the resulting gain or loss is recognized in the consolidated statement of operations, deficit and comprehensive income.  The effect of the change in accounting for cash equivalents is not material.

Accounts payable and accrued liabilities are classified as other financial liabilities.  The senior convertible notes payable were also accounted for as an other financial liability and were accounted for at amortized cost using the effective interest method, which was consistent with the Company's accounting policy prior to the adoption of Section 3855.

Section 3855 requires that the Company identify embedded derivatives that require separation from the related host contract and measure those embedded derivatives at fair value.  Subsequent changes in the fair value of embedded derivatives are recognized in the consolidated statement of operations, deficit and comprehensive income in the period the change occurs.  Freestanding derivatives not designated as hedging items are also measured at fair value with subsequent changes in fair value recognized in the consolidated statement of operations, deficit and comprehensive income in the period the change occurs.

Transactions costs that are directly attributable to the acquisition or issuance of financial assets or liabilities are accounted for as part of the respective asset or liability's carrying value at inception.

The Company identified and measured all embedded derivatives that required separation and determined the fair value of those embedded derivatives at December 1, 2006.  As a result, the Company was required to revise the initial allocation of the proceeds received in connection with the issuance of the senior convertible notes payable, the warrants and the equity classified conversion option on October 7, 2005 and to remeasure any subsequent transactions affecting these items in accordance with Section 3855.  Prior to the adoption of Section 3855, the proceeds received were allocated on a relative fair value basis to the liability component, being the senior convertible notes payable; and to the equity components, being the warrants and the conversion option.  As a consequence of adopting Section 3855, the proceeds initially allocated to the senior convertible notes payable were further allocated to the embedded derivatives at their fair value and the residual amount to the senior convertible notes payable.  Any subsequent transactions affecting the carrying amount of the senior convertible notes payable, the embedded derivatives, the warrants and the equity conversion option were also remeasured in accordance with Section 3855.

As a result of adopting Section 3855, retrospectively without restatement, the Company recorded an increase of $1.6 million to deficit as at December 1, 2006, a decrease in the carrying amount of the senior convertible notes payable of $0.1 million, the initial recognition of an embedded derivatives liability of $0.8 million and an increase in share capital of $0.9 million at December 1, 2006.

(4)	The following table sets forth how the above amounts would be presented under US GAAP for the fiscal years ended November 30, 2007, 2006, and 2005:

 (in thousands of Canadian dollars, except for per share data)

	Fiscal Years Ended November 30
	2007	2006	2005
Loss for the period	$(18,176)	$(60,921)	$(87,380)
Basic and diluted loss per share	(0.92)	(6.48)	(10.94)
Share capital	364,867	343,906	294,937
Shareholders’ equity	18,502	13,722	22,533

The following table sets forth the exchange rate for one Canadian dollar expressed in terms of one U.S. dollar for the fiscal years 2003 through 2007 and for August 2007 through January 2008.

AVERAGE

2003	.7034
2004	.7637
2005	.8222
2006	.8812
2007	.9207

	LOW	HIGH
August 2007	0.9298	0.9525
September 2007	0.9466	1.0069
October 2007	0.9996	1.0527
November 2007	0.9992	1.0905
December 2007	0.9788	1.0220
January 2008	0.9686	1.0120

The exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.  At February 25, 2008, the exchange rate for one Canadian dollar expressed in terms of one U.S. dollar, as quoted by The Bank of Canada at 4 p.m. Eastern Time, equaled $0.9952.

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

As of November 30, 2007, we had cash and cash equivalents of $23.5 million (US$23.5 million).  As of January 31, 2008, our cash balance was $21.4 million (US$21.4 million).   We will need to raise additional funds to conduct research and development, preclinical studies, and clinical trials necessary to bring our potential products to market, and to establish marketing, sales, and distribution capabilities, including, as warranted, for Celacade.  Our future capital requirements will depend on many factors, including continued scientific progress in our research and development programs, the scope and results of preclinical studies and clinical trials, the time and costs involved in obtaining regulatory approvals, the costs involved in filing, prosecuting, and enforcing patent claims, competing technological and market developments, the cost of manufacturing scale-up, effective commercialization activities and arrangements, and other factors not within our control.  We have no committed sources of capital.  Adequate funds may not be available when needed or on terms acceptable to us. Insufficient funds may require us to scale back or eliminate some, or all, of our research and development programs or license to third parties products or technologies that we would otherwise seek to develop.  Any future debt financing arrangements we enter into likely would contain restrictive covenants that impose significant operating and financial restrictions on us.  Our share price has not significantly recovered following the announcement of the ACCLAIM top-line results in 2006, which may negatively impact our ability to obtain financing in the future.  Should our ability to secure additional financing be delayed, management would be required to adjust its commercialization plans and research and development programs and reduce its cash expenditures in order to ensure that we have sufficient cash to fund planned expenditures.

In order to secure financing, if it is even available, it is likely that we will sell additional common shares or financial instruments that are exchangeable for or convertible into common shares. Also, in order to provide incentives to current employees and induce prospective employees and consultants to work for us, we have granted options and restricted stock units and intend to offer and issue options and restricted stock units to purchase common shares and/or rights exchangeable for or convertible into common shares.  These activities could result in substantial dilution to all our shareholders.  Capital raising activities and dilution associated with such activities could cause our share price to decline.

Our Collaboration with Grupo Ferrer Internacional S.A. (“Ferrer”) may not be successful

On April 18, 2007, we announced a collaboration with Ferrer, a leading European pharmaceutical and medical devices company, to commercialize our Celacade technology for the treatment of chronic heart failure in certain European and Latin American countries.

Under the collaboration agreement (the “Agreement”), Ferrer will have the exclusive rights to market our Celacade technology for the treatment of chronic heat failure and other cardiovascular conditions in specified countries of Europe, including Germany, Spain, Portugal, France, and Italy, and certain countries in Latin America, including Mexico, Brazil, Argentina, and Venezuela.  Ferrer has also acquired the right of first negotiation with respect to the remaining countries of the European Union (“E.U.”).

Under the Agreement, the commercial launch strategy for Celacade in Europe involves an initial commercialization phase (“ICP”) during which Ferrer will target key physicians to ensure support for expanded use of Celacade within the broader cardiology community.  Based on Ferrer’s current plan, the ICP is expected to conclude no later than September 1, 2008.  Under the terms of the Agreement, we are responsible for the cost of delivering the Celacade technology to Ferrer, based on orders received, which includes the Celacade single-use disposable cartridges required for the delivery of each Celacade monthly treatment.  During the ICP, Ferrer will pay us a fixed amount for the disposable cartridges and following the completion of this phase, we will receive 45% of Celacade revenues generated by Ferrer through the sale of Celacade single-use disposable cartridges, one of which is required for the delivery of each Celacade monthly treatment. After a period of five years from the date of the first commercial sale on a country-specific basis, our share of the revenues will be 42%.  We will also receive milestone payments based on Ferrer’s achievement of the first commercial sale of Celacade after the completion of the ICP on a country-specific basis, and on reaching pre-specified sales thresholds. Should we not reach the pre-specified sales thresholds or should the collaboration not ultimately be successful, our business may be affected adversely.

We are in the early stages of commercialization and may experience significant fluctuations in revenues, expenses and losses.

We are in the early stages of commercializing our products.  Although Ferrer received initial orders for our Celacade technology in December 2007, market uptake remains uncertain.  As a result, our ability to continue operations is uncertain and is dependent on our ability to generate sufficient revenue from European commercialization, additional partnerships or additional financings.  We may experience significant fluctuations in revenues, expenses and losses.  Such fluctuations may be affected by a number of factors, including variances in the sales cycle, the level of market acceptance for Celacade, responses by competitors, research and development expenses, financing and regulatory compliance costs and the acquisition/loss of key customers.

We are a development-stage company with a history of losses, we have not recognized any product revenues, and we may never achieve profitability.

Except for the commercialization of Celacade through our collaboration with Ferrer, our products are in the development stage and, accordingly, our business operations are subject to all of the risks inherent in the establishment and maintenance of a developing business enterprise, such as those related to competition and viable operations management.  We have incurred a loss in each year since our inception and have received no cash flow from operations to date.  These losses have resulted in decreases in our cash balances, working capital, and shareholders’ equity. The future earnings and cash flow from operations of our business are dependent, in part, on our ability to commercialize Celacade successfully and further develop our products. There can be no assurance that we will grow and be profitable.

At November 30, 2007, we had an accumulated deficit of approximately $381.8 million (US$381.8 million).  We have not generated revenues from the commercialization of any products.  Our net operating losses over the near-term and the next several years are expected to continue as a result of the further clinical trial activity and preparation for regulatory submission necessary to support regulatory approval of our products, subject to partial offset based on revenues expected from our collaboration with Ferrer. To obtain regulatory approval in North America or to support the use of our Celacade technology in a broader range of heart failure patients, it will be necessary to conduct another phase III trial of Celacade and the cost and time required to achieve regulatory approval, if the Celacade device is approved at all, could be substantially increased.  There can be no assurance that such additional clinical trials will be successful.  There can be no assurance that we will be able to generate sufficient product revenue to become profitable at all or on a sustained basis. We expect to have quarter-to-quarter fluctuations in expenses, some of which could be significant, due to expanded research, development, and clinical trial activities.

We intend to seek additional collaborative arrangements to commercialize our products.  These collaborations, if secured, may not be successful.

We have entered into a collaboration with Ferrer for the commercialization of our Celacade product in specified countries in the E.U. and in Latin America and intend to seek additional collaborative arrangements to develop and commercialize Celacade in other markets.  We also intend to seek collaborative arrangements to develop and commercialize our other products, including VP025, in Europe and North America. There can be no assurance that we will be able to negotiate collaborative arrangements on favorable terms, or at all, in the future, or that our current or future collaborative arrangements will be successful.

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

To date, our Celacade technology has been regulated by the FDA and Health Canada as a medical device. In preparation for ACCLAIM II, the FDA has been reviewing Celacade in the context of its newly issued draft document entitled “Guidance for Industry Regulation of Human Cells, Tissues and Cellular and Tissue-Based Products (HCT/Ps) - Small Entity Compliance Guide” to assess whether this draft guidance is relevant to the Celacade technology.  To date, Celacade has been regulated as a medical device with the CRDH acting as lead reviewer with input from the CBER.  The FDA has recently informed us that Celacade will remain regulated as a medical device. However, CBER will take the role of lead reviewer, with CDRH providing input.

There can be no assurance that this regulatory status will not change in the future or that additional regulatory bodies will not have input into the approval of our medical products. If the FDA or Health Canada decides to regulate the Celacade therapeutic device as a drug, biologic, or combination product, we could be obligated to conduct additional clinical trials and, in any event, the cost and time required to achieve regulatory approval, if the Celacade device is approved at all, could be substantially increased.

We have discussed our phase III ACCLAIM trial (in particular, the results presented in respect of Class II New York Heart Association (“NYHA”) patients) with the FDA.  As a result of these discussions, the FDA recommended that we conduct an additional phase III clinical trial as a condition of approval.  Our election to conduct an additional study will increase the cost of and the timeline for developing Celacade for chronic heart failure.  As a result of our meeting with the FDA, on September 17, 2007, we announced plans for ACCLAIM II that, if successful, is expected to support an application for regulatory approval in the United States of our Celacade technology for the treatment of patients with NYHA Class II heart failure.  There can be no assurance that the final design of ACCLAIM II will be similar to that currently contemplated.

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

We do not yet have all the required approvals to market our product candidates, and our clinical trials may not yield results that will enable us to obtain regulatory approval outside of Europe.

There can be no assurance that any of our products will be successfully developed. None of our products has received regulatory approval for commercial use and sale in North America. We cannot market a pharmaceutical or medical device product in any jurisdiction until it has completed thorough preclinical testing and clinical trials in addition to that jurisdiction’s extensive regulatory approval process. In general, significant research and development and clinical studies are required to demonstrate the safety and effectiveness of our products before we can submit any regulatory applications. We may never obtain the required regulatory approvals for Celacade in North America.  There can be no assurance that the results of all required clinical trials will demonstrate that these product candidates are safe and effective or, even if the results of the clinical trials are considered successful by us, that the FDA will not require us to conduct additional large-scale clinical trials before it will consider approving such product candidates for commercial use. Approval or consent by the FDA or other regulatory authorities to commence a clinical trial does not indicate that the device, drug, or treatment being studied can or will be approved. Preparing, submitting, and advancing applications for regulatory approval is complex, expensive, and time intensive and entails significant uncertainty.

The results of our completed preclinical studies and clinical trials may or may not be indicative of future clinical trial results. A commitment of substantial resources to conduct time-consuming research, preclinical studies, and clinical trials will be required if we are to complete development of our products. Clinical trials of our products require that we identify and enroll a large number of patients with the illness under investigation. We may not be able to enroll a sufficient number of appropriate patients to complete our clinical trials in a timely manner. If we experience difficulty in enrolling a sufficient number of patients to conduct our clinical trials, we may need to delay or terminate ongoing clinical trials and will not accomplish objectives material to our success that could affect the price of our common shares. Delays in planned patient enrolment, or lower than anticipated event rates in our current clinical trials or future clinical trials may result in increased costs, program delays, or both.

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

On June 26, 2006, we announced the initial results from the 2,408-patient phase III ACCLAIM trial of Celacade in chronic heart failure.  While the ACCLAIM study did not reach the primary endpoint of significantly reducing the risk of death and cardiovascular hospitalization in the total population, this endpoint was met for the subgroup of 689 patients with NYHA Class II chronic heart failure.  In addition, Celacade significantly reduced the risk of death or first cardiovascular hospitalization in a subgroup of 919 patients with no prior history of heart attack at baseline.  The FDA advised us to complete a further confirmatory study and ACCLAIM II is currently under development.  There is no assurance that the results from the ACCLAIM II study will enable us to obtain regulatory approval to market Celacade in North America.

The science underlying our Celacade technology is relatively new and unproven.

Definitive proof of the precise mechanism of action of our Celacade technology will require considerably more basic scientific research than we or others have accomplished to date. We have not, nor to our knowledge has any other company, successfully commercialized a therapy similar to that using the Celacade therapeutic device.  There can be no assurance that the products we are currently developing will be approved by additional regulatory agencies or that further testing will yield positive results. Should one of our product candidates prove to have insufficient benefit and/or have an unsafe profile, its development will likely be discontinued.  Except for the CE Mark in Europe, we do not yet have all the required approvals to market our product candidates in the markets we may wish to enter, and our clinical trials may not yield results that will enable us to obtain these additional regulatory approvals.

A further setback in the development of our Celacade technology would likely cause a further drop in the price of our common shares.

We intend to rely substantially on the exploitation of our Celacade technology for our future earnings. If our Celacade technology does not become commercially viable, we may not achieve profitability and our common share price would likely decline further.  For example, on June 26, 2006, we announced the initial results from the 2,408-patient phase III ACCLAIM trial of Celacade in chronic heart failure.  While the ACCLAIM study did not reach the primary endpoint of significantly reducing the risk of death and cardiovascular hospitalization in the total population, this endpoint was met for the subgroup of 689 patients with NYHA Class II chronic heart failure.  The closing price of our common shares on NASDAQ decreased from US$18.50 on June 23, 2006, the last trading day prior to the announcement, to US$4.80 on June 26, 2006 (in each case, after giving effect to the one for 10 reverse split (consolidation) that occurred on April 17, 2007).

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

Our intellectual property may not provide meaningful protection for our product candidates. We may infringe others’ patents. Patent litigation is time consuming and expensive.

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

Government and insurance reimbursements for healthcare expenditures play an important role for all healthcare providers, including physicians, medical device companies, drug companies, medical supply companies, and companies, such as ours, that plan to offer various products in the United States and other countries in the future. Our ability to earn sufficient returns on our products will depend in part on the extent to which reimbursement for the costs of such products, related therapies and related treatments will be available from government health administration authorities, private health coverage insurers, managed care organizations, and other organizations. In the United States, our ability to have our products and related treatments and therapies eligible for Medicare or private insurance reimbursement will be an important factor in determining the ultimate success of our products. If, for any reason, Medicare or the insurance companies decline to provide reimbursement for our products and related treatments, our ability to commercialize our products would be adversely affected. There can be no assurance that our products and related treatments will be eligible for reimbursement.

If purchasers or users of our products and related treatments are not able to obtain appropriate reimbursement for the cost of using such products and related treatments, they may forgo or reduce such use. Even if our products and related treatments are approved for reimbursement by Medicare and private insurers, of which there can be no assurance, the amount of reimbursement may be reduced at times, or even eliminated. This would have a material adverse effect on our business, financial condition, and results of operations.

Significant uncertainty exists as to the reimbursement status of newly approved healthcare products, and there can be no assurance that adequate third-party coverage will be available.

Competition in our target markets is intense, and developments by other companies could render our product candidates obsolete.

The industry that we compete in is not a static environment, and market share can change rapidly if competing products are introduced. There can be no assurance that we can avoid intense competition from other medical technology companies, pharmaceutical or biotechnology companies, universities, government agencies, or research organizations, and from other technological advances that could render our technology uneconomical or obsolete. Many of these competitors have substantially greater financial and/or other resources. Our competitors may succeed in developing technologies and products that are more effective or cheaper to use than any that we may develop. These developments could render our products obsolete and uncompetitive, which would have a material adverse effect on our business, financial condition and results of operations. In addition, there are numerous existing therapies for chronic heart failure, and neurological diseases, and others are being developed.

If we are unable to continue developing advanced technology, advanced versions of our existing products and new products in a timely and cost-effective manner, our ability to generate revenue and become profitable will be impaired.

We believe that if we are to generate revenue and become profitable, we must continue to develop advanced technology, advanced versions of our existing products and new products. These technologies and products must be developed and introduced to the market in a timely and cost-effective manner to meet both changing customer needs and technological developments. There can be no assurance that we will be able to successfully develop on a timely basis any new technology, products or advanced versions of existing products, or that any new technology, products or advanced versions of existing products will achieve acceptance in the market. If we are unable to successfully develop new technology, products or advanced versions of existing products in the future or if those technologies or products are not accepted in the market, our ability to generate significant revenues will be significantly impaired, we could experience additional significant losses and our business, financial condition and results of operations will be materially harmed.

We are subject to exposure to product liability claims.

We face an inherent business risk of exposure to product liability and other claims in the event that the development or use of our technology or prospective products or therapies results, or is alleged to have resulted, in adverse effects. While we have taken, and will continue to take, what we believe are appropriate precautions, there can be no assurance that we will avoid significant liability exposure. Although we currently carry product liability insurance, there can be no assurance that we have sufficient coverage, or can in the future obtain sufficient coverage at a reasonable cost. An inability to obtain product liability insurance at an acceptable cost or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of products we develop. A product liability claim could have a material adverse effect on our business, financial condition, and results of operations.

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

If we are successful in developing the markets for our products, including our collaboration with Ferrer, we would have to arrange for their scaled-up manufacture. At the present time, we have not arranged for the large-scale manufacture of our products. There can be no assurance that we will, on a timely basis, be able to make the transition from manufacturing clinical trial quantities to commercial production quantities successfully or be able to arrange for contract manufacturing. We believe our contractors will be able to manufacture our medical devices for commercialization in Europe.  We also believe our contractors will be able to manufacture our medical devices for initial commercialization if the products obtain FDA and other regulatory approvals, but we have not yet demonstrated the capability to manufacture the medical devices in commercial quantities. Potential difficulties experienced by us in manufacturing scale-up, including recalls or safety alerts, could have a material adverse effect on our business, financial condition, and results of operations.

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

We have limited sales, marketing, and distribution experience.

We have limited experience in the sales, marketing, and distribution of pharmaceutical or medical device products. Except through our collaboration with Ferrer, there can be no assurance that we will be able to establish sales, marketing, and distribution capabilities or make arrangements with our collaborators, licensees, or others to perform such activities or that such efforts will be successful. If we decide to market any of our products directly, we must either acquire or internally develop a marketing and sales force with technical expertise and with supporting distribution capabilities.  The acquisition or development of a sales and distribution infrastructure would require substantial resources, which may divert the attention of our management and key personnel, and have a negative impact on our product development efforts.  If we contract with third parties for the sales and marketing of our products, our revenues will be dependent on the efforts of these third parties, whose efforts may not be successful. If we fail to establish successful marketing and sales capabilities or to make arrangements with third parties, our business, financial condition and results of operations will be materially adversely affected.

Our strategic alliance with Quest Diagnostics may not be successful.

To develop a potential secondary point of care for integration of our Celacade technology, we formed a strategic alliance in November 2001 with Quest Diagnostics in the United States on an exclusive basis.  The purpose of this alliance is to establish an outpatient delivery model to accommodate patient referrals outside hospital clinics and cardiology practices.  The final terms of this alliance are not yet established. Should we not finalize the terms of this strategic alliance, or should the strategic alliance not ultimately be successful, our business may be adversely affected.

Our operations may be adversely affected by risks associated with international business.

We plan to sell our products in many countries.  Therefore, we are subject to certain risks that are inherent in an international business.  These include:

•	varying regulatory restrictions on sales of our products to certain markets and unexpected changes in regulatory requirements;

•	tariffs, customs, duties and other trade barriers;

•	difficulties in managing foreign operations and foreign distribution partners;

•	longer payment cycles and problems in collecting accounts receivable;

•	fluctuations in currency exchange rates;

•	political risks;

•	foreign exchange controls that may restrict or prohibit repatriation of funds;

•	export and import restrictions or prohibitions, and delays from customs brokers or government agencies;

•	seasonal reductions in business activity in certain parts of the world; and

•	potentially adverse tax consequences.

Depending on the countries involved, any or all of the foregoing factors could materially harm our business, financial condition and results of operations.

If our products do not gain market acceptance, we may be unable to generate significant revenues.

We do not yet have the required clinical data and results to successfully market our Celacade technology in all of our markets of interest; future clinical or preclinical results (such as from ACCLAIM II) may be negative or insufficient to allow us to successfully market any of our product candidates; and obtaining needed data and results may take longer than planned, and may not be obtained at all.  In particular, and in light of the ACCLAIM results, penetration into the heart failure market will take longer than originally expected.

Even though our Celacade technology is approved for sale in the E.U., it may not be successful in the marketplace. Market acceptance of any of our products will depend on a number of factors, including demonstration of clinical effectiveness and safety; the potential advantages of our products over alternative treatments; the availability of acceptable pricing and adequate third-party reimbursement; and the effectiveness of marketing and distribution methods for the products. If our products do not gain market acceptance among physicians, patients, and others in the medical community, our ability to generate significant revenues from our products would be limited.

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

Our product development activities and our clinical trials involve the withdrawal of a small sample of a patient’s blood cells into our Celacade single-use disposable cartridge, exposure of such blood cells to our controlled treatment process using our proprietary Celacade therapeutic device and then re-administration of such blood cells to the patient intramuscularly.  There are risks associated with the handling of human blood that may contain infectious agents, notwithstanding the aseptic techniques employed in our clinical trials.  While we believe that our processes and safety procedures for handling human blood are adequate to ensure against infection of the patient and our clinical staff and employees, there is a risk that such procedures will fail and will result in infection.  In the event of such infection, we could be held liable for any damages that result, and any such liability could exceed our resources.

RISKS RELATING TO OUR SECURITIES

Our share price has been highly volatile and our shares could suffer a decline in value.

The trading price of our common shares has been highly volatile and could continue to be subject to wide fluctuations in price in response to various factors, many of which are beyond our control, including:

•
announcements by us of results of, and developments in, our research and development efforts, including results and adequacy of, and developments in, our clinical trials, for example, our June 2006 announcement of the ACCLAIM results;

•	sales of our common shares, including in connection with further financings;

•	announcements regarding new or existing corporate partnerships;

•	announcements regarding our listing on the NASDAQ;

•	actual or anticipated period-to-period fluctuations in financial results;

•	litigation or threat of litigation;

•	failure to achieve, or changes in, financial estimates by securities analysts;

•	announcements regarding new or existing products or services or technological innovations by us or our competitors;

•	comments or opinions by securities analysts or members of the medical community;

•	conditions or trends in the pharmaceutical, biotechnology and life science industries;

•	announcements by us of significant acquisitions, joint ventures or capital commitments;

•	additions or departures of key personnel;

•	economic and other external factors or disasters or crises;

•	limited daily trading volume; and

•	developments regarding our patents or other intellectual property or that of our competitors.

In addition, the stock market in general and the market for biotechnology companies in particular, have experienced significant price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Further, there has been significant volatility in the market prices of securities of life science companies. Factors such as the results and adequacy of our preclinical studies and clinical trials, as well as those of our collaborators, or our competitors; other evidence of the safety or effectiveness of our products or those of our competitors; announcements of technological innovations or new products by us or our competitors; governmental regulatory actions; developments with our collaborators; developments (including litigation) concerning our patent or other proprietary rights or those of our competitors; concern as to the safety of our products; changes in estimates of our performance by securities analysts; market conditions for biotechnology stocks in general; and other factors not within our control could have a significant adverse impact on the market price of our common shares, regardless of our operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted. A securities class action suit against us could result in substantial costs, potential liabilities and the diversion of management’s attention and resources.

There may not be an active, liquid market for our common shares.

There is no guarantee that an active trading market for our common shares will be maintained on the NASDAQ or the Toronto Stock Exchange (“TSX”). Investors may not be able to sell their shares quickly or at the latest market price if trading in our common shares is not active.

We may not meet NASDAQ’s continued listing requirements.

Failure to meet the applicable quantitative and/or qualitative maintenance requirements of NASDAQ could result in our common shares being delisted from the NASDAQ Capital Market.  For continued listing, NASDAQ requires, among other things, that listed securities maintain a minimum bid price of not less than US$1.00 per share.  If the bid price falls below the US$1.00 minimum for more than 30 consecutive trading days, we will have 180 days to satisfy the US$1.00 minimum bid price, which must be maintained for a period of at least ten trading days in order to regain compliance.

In August 2006, we received a letter from the Listing Qualifications Department of The NASDAQ Stock Market stating that for the last 30 consecutive business days, the bid price of our common shares had closed below the minimum bid price of US$1.00 per share requirement for continued inclusion on the NASDAQ Global Market under Marketplace Rule 4450(a)(5) (the “Minimum Bid Price Rule”).  At the opening of business on February 9, 2007, we transferred the listing of our common shares from the NASDAQ Global Market to the NASDAQ Capital Market.  In accordance with Marketplace Rules 4310(c)(8)(D), this provided us with an additional 180-day calendar day compliance period, or until August 3, 2007, to regain compliance with the NASDAQ Minimum Bid Price Rule.

On April 17, 2007, we implemented a one-for-ten consolidation of our common stock, which began trading on a split adjusted basis on the NASDAQ and TSX on April 17, 2007.  At the end of trading on April 13, 2007, we had 174,739,990 shares of common stock issued and outstanding.  When the market opened on April 17, 2007, there were approximately 17,473,999 shares issued and outstanding. As a result of this consolidation, we regained compliance with the US$1.00 per share minimum closing bid price requirement for continued listing on The NASDAQ Capital Market.  Any future failure to meet the applicable quantitative and/or qualitative maintenance requirements of NASDAQ could result in our common shares being delisted from NASDAQ.

If delisted from The NASDAQ Capital Market, our common shares may be eligible for trading on another market in the United States. In the event that we are not able to obtain a listing on another U.S. stock exchange or quotation service for our common shares, it may be extremely difficult or impossible for shareholders to sell their common shares in the United States.  Moreover, if we are delisted and obtain a substitute listing for our common shares in the United States, it will likely be on a market with less liquidity, and therefore potentially more price volatility, than The NASDAQ Capital Market.  Shareholders may not be able to sell their common shares on any such substitute U.S. market in the quantities, at the times, or at the prices that could potentially be available on a more liquid trading market.  As a result of these factors, if our common shares are delisted from The NASDAQ Capital Market, the price of our common shares is likely to decline.  In addition, a decline in the price our common shares will impair our ability to obtain financing in the future.

Future issuances of our common shares could adversely affect the trading price of our common shares and could result in substantial dilution to our shareholders.

We expect to issue substantial amounts of common shares in the future.  To the extent that the market price of the common shares declines, we will need to issue an increasing number of common shares per dollar of equity investment.  On November 14, 2006, we issued 4,319,149 units of the Company (the “units”) at a price of US$4.70 per unit.  Each unit consisted of one common share, 0.4 of one common share purchase warrant expiring on November 14, 2011 (a “series A warrant”) and 0.1 of one common share purchase warrant expiring on May 14, 2007 (a “series B warrant”). Each whole series A warrant represents the right, during the term of the warrant, to purchase one common share at a price of US$6.30 per common share.  Up to 1,727,659 common shares in aggregate are issuable upon due exercise of the series A warrants.  Any series A warrant which remains unexercised as at November 14, 2011 will terminate and be of no further force or effect.  The series B warrants terminated as at May 14, 2007 and are of no further force or effect.  Additionally, in connection with the offering, we issued to the placement agent 256,000 compensation warrants to purchase common shares at US$6.30 per share.  These warrants will expire on November 14, 2009.

On May 24, 2007, we closed a purchase agreement with institutional investors to raise US$16 million in gross proceeds through the sale of its common shares at a price of US$3.25. Under the terms of the purchase agreements, we also issued five-year warrants to purchase an additional 3.7 million common shares at an exercise price of US$3.16 per share. If all of the 3.7 million warrants are exercised, the Company will receive an additional US$11.7 million in gross proceeds.   Additionally, in connection with this offering, we issued to the placement agents 295,044 compensation warrants to purchase common shares at $US3.81 per share.  These warrants will expire on May 24, 2010.

In addition to common shares issuable in connection with the exercise of the warrants, our investors, employees, and directors hold rights to acquire substantial amounts of our common shares.  In order to obtain future financing, it is likely that we will issue additional common shares or financial instruments that are exchangeable for or convertible into common shares.  Also, in order to provide incentives to current employees and induce prospective employees and consultants to work for us, we intend to offer and issue options to purchase common shares and/or rights exchangeable for or convertible into common shares.

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

We are governed by the laws of Canada. Most of our directors and officers, as well as some of the experts named in this annual report, are residents of Canada or other jurisdictions outside of the United States and all or a substantial portion of our assets and the assets of such persons may be located outside of the United States. As a result, it may be difficult for shareholders to effect service of process upon us or such persons within the United States or to realize in the United States on judgments of courts of the United States predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States. In addition, there is doubt as to the enforceability in Canada of liabilities predicated solely upon U.S. federal securities law against us, our directors, controlling persons and officers and the experts named in this annual report who are not residents of the United States, in original actions or in actions for enforcements of judgments of U.S. courts.

We have adopted a shareholder rights plan.

We have adopted a shareholder rights plan. The provisions of such plan could make it more difficult for a third party to acquire a majority of our outstanding common shares, the effect of which may be to deprive our shareholders of a control premium that might otherwise be realized in connection with an acquisition of our common shares.

We are likely to be classified as a “passive foreign investment company” for U.S. income tax purposes, which could have significant and adverse tax consequences to U.S. investors.

We were a passive foreign investment company (“PFIC”) in our 2007 taxable year, and we believe there is a significant likelihood that we will be classified as a PFIC in our 2008 taxable year and possibly in subsequent years. Our classification as a PFIC could have significant and adverse tax consequences for U.S. holders of our common shares. It may be possible for U.S. holders of common shares to mitigate certain of these consequences by making a “qualified electing fund” election or a mark-to-market election.  See Item 9E below and consult your tax advisors.

Item 4. Information on the Company

A.    History and Development of the Company

Vasogen Inc. was incorporated under the Business Corporations Act (Ontario) and was continued under the Canada Business Corporations Act by certificate and articles of continuance dated August 9, 1999.  We have two wholly-owned subsidiaries: Vasogen, Corp., incorporated under the laws of Delaware, U.S.A. and Vasogen Ireland Limited, incorporated under the laws of the Republic of Ireland.  Vasogen Ireland Limited owns certain of our intellectual property related to our products and technologies.  Our registered principal office is located at 2505 Meadowvale Boulevard, Mississauga, Ontario, Canada L5N 5S2. We are currently a “reporting issuer” in all of the provinces and territories of Canada. Our telephone number is (905) 817-2000 and our facsimile number is (905) 569-9231. Our website is www.vasogen.com. Any information contained on our website is not, and will be deemed not to be, incorporated herein by reference.  All currency figures herein are in Canadian dollars, unless otherwise noted.

For the three fiscal years ended November 30, 2007, 2006, and 2005, we spent a total of $12.0 million, $32.7 million, and $71.5 million, respectively, on research and development.  At the present time, our principal capital expenditures are focused on the commercialization of Celacade in Europe and on the advancement our research and development program.  Over the past three fiscal years, we have raised approximately $129 million in net proceeds from the issuance of debt and equity securities to investors and the exercise of options and warrants.  Our common shares are listed on the TSX under the symbol “VAS” and on the NASDAQ under the symbol “VSGN”.

During the last and current financial year, we have not been aware of any indications of public takeover offers by third parties in respect of the Company’s shares or by the Company in respect of other companies’ shares.

For additional information on key events, see Item 4B below.

B.    Business Overview

GENERAL DEVELOPMENT OF THE BUSINESS

We are a biotechnology company that is focused on the research and commercial development of therapies designed to target the destructive inflammatory process associated with the development and progression of cardiovascular and neurodegenerative disorders. Our lead product, Celacade, is designed to activate the immune response to apoptosis - an important physiological process that regulates inflammation.  Celacade has received European regulatory approval under the CE Mark for chronic heart failure and is being marketed in the E.U. by Ferrer.  Celacade is in late-stage clinical development for the treatment of chronic heart failure in the United States. We are also developing a new class of drugs for the treatment of certain neuro-inflammatory disorders.  VP025 is the lead drug candidate from this new class.

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

We may establish corporate alliances, primarily to support marketing and sales of our products, in the United States, Canada, and elsewhere.  Based on market research to date, we expect that the primary point of use of Celacade will be the outpatient hospital clinic and/or cardiology practices.

Over the past three fiscal years, we have raised approximately $129.0 million in net proceeds from the issuance of debt and equity securities to investors, and through the exercise of options and warrants. Our common shares are listed on the TSX under the symbol “VAS” and are quoted for trading on the NASDAQ Capital Market under the symbol “VSGN”.

Vasogen Development Pipeline

Product Candidate	Indication	Developmental Stage
Celacade System	Chronic Heart Failure	- Phase III results published - Confirmatory study in planning stage for the purpose of U.S. regulatory approval - E.U. commercialization activities ongoing
VP025	Neuro-inflammatory Conditions	- Phase I completed
VP015	Inflammatory Conditions	- Preclinical

DESCRIPTION OF THE BUSINESS

We are a biotechnology company focused on the research and commercial development of technologies targeting the chronic inflammation underlying cardiovascular and neurological disease. Our lead product, Celacade, is a device-based therapy for the treatment of chronic heart failure.  Celacade is being marketed in the E.U. and is in late-stage clinical development in the United States.  We are also developing our VP series of drugs for the treatment of inflammatory conditions.

PRODUCTS AND MARKETS

Celacade _ Chronic Heart Failure Program

Heart failure, most frequently resulting from coronary artery disease or hypertension, is a debilitating syndrome in which the heart’s ability to function as a pump is impaired. Patients with heart failure experience a continuing decline in their health, resulting in an increased frequency of hospitalization and premature death.  According to the Heart Failure Society of America, heart failure is the only major cardiovascular condition with prevalence and incidence on the rise. Heart failure, which is now often referred to as an epidemic, is estimated to affect 12 million individuals in North America and Europe. In North America alone, heart failure affects more than five million people and is associated with more than 300,000 deaths each year and the direct cost of healthcare primarily resulting from hospitalization is estimated to exceed US$34.8 billion annually.

Therapy utilizing our Celacade technology is designed to target the destructive inflammation underlying chronic heart failure and other cardiovascular diseases. Inflammation is a normal response of the immune system to cellular injury caused by infection, trauma, or other stimuli. During the inflammatory process, immune cells release a number of factors, including cytokines - potent chemical messengers that modulate inflammation and facilitate the healing process. While this inflammatory process is usually self-limiting, it can persist, become chronic, and lead to a number of serious medical conditions.

During a brief outpatient procedure, a small sample of a patient’s blood is drawn into our Celacade single-use disposable cartridge and exposed to controlled oxidative stress utilizing our proprietary Celacade medical device technology. Oxidative stress is a factor known to initiate apoptosis, a physiologic process that is inherently anti-inflammatory. The treated blood is then administered to the same patient intramuscularly. An initial course of treatment comprising three consecutive outpatient procedures is administered over a two-week period, and treatments are continued once per month thereafter.

Our double-blind, placebo-controlled ACCLAIM trial studied 2,408 subjects with chronic heart failure at 175 clinical centers in seven countries.  ACCLAIM was designed to assess the ability of Celacade to reduce the risk of death or first cardiovascular hospitalization.  Patients included in the study had NYHA Class II, III, or IV symptoms of heart failure with a left-ventricular ejection fraction (LVEF) of 30% or less and had been hospitalized or received intravenous drug therapy for heart failure within the previous 12 months, or had NYHA Class III/IV heart failure with a LVEF of less than 25%.

Patients in the ACCLAIM trial were receiving optimal standard-of-care therapy for heart failure, which at baseline included a number of pharmaceuticals such as diuretics (94%), ACE-inhibitors (94%) and beta-blockers (87%), as well as device therapies including automatic implantable cardioverter defibrillators (26%), and use of cardiac resynchronization therapy (10.5%).  The placebo (n=1,204 patients) and Celacade (n=1,204 patients) groups were balanced for all important baseline characteristics, including demographics, LVEF, NYHA classification, concomitant medical conditions, medications, and device therapies.

Results from the ACCLAIM study have been published in The Lancet (Lancet 2008; 371: 228-36), a world-leading medical journal.  The key findings from the ACCLAIM trial were also presented at the World Congress of Cardiology 2006 in Barcelona, Spain, and at the 10th Annual Scientific Meeting of the Heart Failure Society of America in Seattle, Washington.

The difference in time to death or first cardiovascular hospitalization, the primary endpoint of ACCLAIM, for the intent-to-treat study population was not statistically significant (p=0.22); however, the risk reduction directionally favored the Celacade group (hazard ratio=0.92).

In the ACCLAIM trial, Celacade was shown to significantly reduce the risk of death or first cardiovascular hospitalization by 39% in a pre-defined subgroup of patients with NYHA Class II heart failure at baseline (n=689 patients, 216 events, p=0.0003) and in a pre-defined subgroup of patients with no prior history of heart attack at baseline, Celacade was also shown to significantly reduce the risk of death or first cardiovascular hospitalization by 26% (n=919 patients, 243 events, p=0.02).  Furthermore, consistent with the impact of Celacade on the risk of mortality and morbidity in large subgroups within the ACCLAIM trial was the finding of a significant improvement in quality of life (as measured by the Minnesota Living with Heart Failure Questionnaire) for patients in the intent-to-treat study population (p=0.04).  Celacade was also shown to be well tolerated in the ACCLAIM patient population, and there were no significant between-group differences for any serious adverse events.

We have already received E.U. regulatory approval as a medical device under the CE Mark, which enables marketing of Celacade for the treatment of all NYHA Class II patients, as well as NYHA Class , III, and IV patients who do not have a prior history of heart attack in the 27 member countries of the E.U.

During 2007, we completed a collaboration agreement (the “Agreement”) with Ferrer to commercialize Celacade for the treatment of chronic heart failure in certain countries of the E.U. and Latin America.  Under the Agreement, Ferrer will have the exclusive rights to market Celacade for the treatment of chronic heart failure and other cardiovascular conditions in certain countries of the E.U. and Latin America.  Ferrer has also acquired the right of first negotiation with respect to the remaining countries of the E.U.  In December 2007, Ferrer received initial orders for Celacade in Germany.

Under the Agreement, the commercial launch strategy for Celacade in certain countries of the E.U. will involve an initial commercialization phase (ICP) during which Ferrer will target key physicians to build support for expanded use of Celacade within the broader medical community.  Based on Ferrer’s current plan, the ICP is expected to conclude no later than September 1, 2008.  Under the terms of the Agreement, we are responsible for the cost of delivering the Celacade technology to Ferrer, which includes the Celacade single-use disposable cartridges required for the delivery of each Celacade monthly treatment. During the ICP, Ferrer will pay us a fixed amount for the disposable cartridges and following the successful completion of the ICP, and upon the first commercial sale as defined in the Agreement, we will receive 45% of revenues generated by Ferrer through the sale of the cartridges.  After a period five years from the date of the first commercial sale on a country-specific basis, our share of the revenues will be 42%.  Following the ICP, we will also receive milestone payments, based on the first commercial sale of Celacade on a country-specific basis, and we will receive milestone payments on reaching pre-specified thresholds based on overall sales.  Also under the terms of the Agreement, Ferrer will be financially responsible for costs associated with the launch and marketing of Celacade.   Our Agreement with Ferrer is available on SEDAR and EDGAR.

At a meeting with the FDA to discuss the ACCLAIM results in May 2007, the agency strongly recommended that we conduct a confirmatory study to support a U.S. Pre-Market Approval (“PMA”) filing for Celacade for NYHA Class II heart failure patients and also recommended that we use a Bayesian statistical approach.  This approach involves a trial design methodology that may allow for the utilization of prior trial results to contribute to the statistical power of a confirmatory study and therefore potentially provides the opportunity to significantly reduce the number of required patients, as well as the cost and duration of a confirmatory study.  As a result of the FDA’s recommendations, we retained Berry Consultants and Dr. Donald A. Berry, Head, Division of Quantitative Sciences and Chairman, Department of Biostatistics, The University of Texas MD Anderson Cancer Center, and an authority in the area of Bayesian and adaptive trial design, to assist with the development of the study.

In September 2007, we announced our plans for ACCLAIM II, which would support an application for regulatory approval in the United States of our Celacade System for the treatment of patients with NYHA Class II heart failure.  We have been working closely with the FDA to finalize the ACCLAIM II protocol and the statistical analysis plan.  In preparation for ACCLAIM II, the FDA has been reviewing Celacade in the context of their newly issued draft document entitled ‘Guidance for Industry Regulation of Human Cells, Tissues, and Cellular and Tissue-Based Products (HCT/Ps) - Small Entity Compliance Guide’ to assess whether this draft guidance is relevant to the Celacade System.  To date, the Celacade System has been regulated as a medical device with the Center for Devices and Radiological Health (CDRH) acting as lead reviewer, with input from Center for Biologics Evaluation and Research (CBER).  The FDA has recently informed us that Celacade will remain regulated as a medical device; however, CBER will take the role of lead reviewer with CDRH providing input.  We are planning to meet with CBER to finalize their input into the design of ACCLAIM II.

We have established the Steering Committee to provide input to the ACCLAIM II final study design. James B. Young, MD, Chairman, Division of Medicine at the Cleveland Clinic Foundation and Medical Director, Kaufman Center for Heart Failure, has agreed to be the Global Principal Investigator and Chairman of the Steering Committee for the ACCLAIM II study.  Dr. Young was the Global Principal Investigator for ACCLAIM and has played a leading role in numerous other multi-center clinical trials focusing on heart failure and transplantation.

VP025 and VP Series of Drugs Development Program

We are also developing a new class of drugs that is based on synthetic three-dimensional phospholipid-based structures with specific groups of surface molecules that are designed to modulate cytokine levels and control inflammation. VP025, the lead product candidate from this new class of drugs, is being developed for the treatment of neuro-inflammatory disorders.  VP015, an additional product candidate from this new class of drugs, is being developed to treat other inflammatory conditions.

Among the many neurological conditions associated with an inflammatory response in the nervous system are Alzheimer’s disease, Parkinson’s disease, and amyotrophic lateral sclerosis (“ALS”). These conditions are characterized by increased levels of inflammatory mediators, including cytokines, leading to the death of nerve cells and the eventual loss of functional activity.  Due to the prevalence, morbidity, and mortality associated with neuro-inflammatory diseases, they represent a significant medical, social, and financial burden. It is estimated that neurological conditions, which are expected to increase in prevalence as the population ages, currently affect more than five million people in North America and generate costs of care that exceed $75 billion annually.

We have completed considerable preclinical work that has demonstrated the ability of VP025 to reduce inflammation in models of a number of neurodegenerative diseases, including Parkinson’s disease, Alzheimer’s disease, ALS, and diabetic retinopathy. We have also successfully completed a phase I clinical trial of VP025.  This double-blind, placebo-controlled, dose-escalation trial examined the safety and tolerability of three doses of VP025 in 24 healthy volunteers.  Multiple administrations of either low, mid, or high doses of VP025 were shown to be safe and well tolerated when compared to placebo, and no drug-related serious adverse events were reported. We continue to focus on optimizing the manufacture of VP025 to support further clinical development.

We plan to seek collaborations for VP025 and our VP series of drugs for one or more of the potential applications to assist with the clinical and commercial development of these products allowing us to focus our current resources on the commercialization of Celacade in the E.U. and the execution of our planned ACCLAIM II study, which we currently believe provide the best opportunities to enhance shareholder value.

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

MANUFACTURING

We maintain a quality management system that is registered to ISO13485. This quality system registration is necessary to support regulatory approvals. For entry into the U.S. market, we are also ensuring the necessary compliance of our quality system to the FDA Quality System Regulation (“QSR”). In addition, our medical devices meet the requirements of the E.U. Medical Devices Directive 93/42/EEC for CE Marking.

We currently rely upon subcontractors for the manufacture of our device technology. The subcontractors operate quality systems in accordance with ISO13485, and/or the FDA QSR, as necessary. Manufacturing, testing, and maintenance of our medical devices are verified and validated as appropriate to ensure conformance to defined specifications.

The manufacturing of VP025 is performed according to current Good Manufacturing Practice (“GMP”) at contract manufacturing organizations that have been approved by our quality assurance department, following audits in relation to the appropriate regulations.  Manufactured product is tested for conformance with product specifications prior to release by our quality assurance department.  GMP batches of VP025 are subjected to prospectively designed stability test protocols.

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

We require our employees, consultants, members of the SAB, outside scientific collaborators, and sponsored researchers to enter into confidentiality agreements with us that contain assignment of invention clauses outlining ownership of any intellectual property developed during the course of the individual’s relationship with us.

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

Europe

Medical products that are placed on the market in the E.U. are subject to one of two mutually exclusive regulatory regimes: either the Medical Devices Directive (“MDD”), Council Directive 93/42/EEC, for medical devices, or the Medicinal Products Directive, Council Directive 65/65/EEC for pharmaceutical products. Our Celacade technology has been classified as a medical device in the E.U.

We are required to demonstrate compliance with the requirements of the MDD 93/42/EEC and affix a CE Mark to our medical devices in order to place our medical device products on the market within the member states of the E.U., Norway, and Switzerland. We have CE Mark approval for our Celacade System in chronic heart failure. The CE Mark attests that our medical device products meet the “essential requirements” of the MDD relating to safety and efficacy. We must also demonstrate our regulatory compliance (“conformity assessment”) annually through a qualified third party (a “Notified Body”) selected by us. We have demonstrated our regulatory compliance with these requirements for devices placed in Europe for clinical trials, and our quality system was registered to ISO9001 and EN46001 in February 1998. In addition, our quality system was registered to ISO13485:1996 in August 2001 and to ISO 13485:2003 in September 2006.

We are subject to annual surveillance audits by our Notified Body and are required to report any device-related serious adverse incidents or near-incidents to the appropriate authorities.  To place a CE-Marked medical device on the market within most European jurisdictions, we are required to provide notification to national authorities.

United States

In the United States, clinical trials and commercialization of medical devices require the approval of the FDA.   We are subject to regulation by the FDA, as well as state and local authorities. Our medical devices are subject to the PMA process prior to marketing in the United States. The PMA process is a multi-step process that requires us to submit to the FDA preclinical, clinical, and design and manufacturing data, which we have been compiling to demonstrate the safety and effectiveness of our devices for the stated medical indications or uses.

The clinical studies that generate the clinical data for the PMA are subject to regulation under the investigational device exemption (“IDE”) regulations. Before clinical studies of our device can begin, an IDE application must be submitted to, and approved by, the FDA. In addition, before a study can commence at each participating clinical center, the center’s institutional review board (“IRB”) must approve the clinical protocol and other related documents. During the PMA review process, the FDA will conduct an inspection of the manufacturer’s facilities to ensure that the device design and manufacture are in compliance with applicable QSR requirements. The QSR requirements mandate that we manufacture our devices and maintain our documents in a prescribed manner with respect to design, manufacturing, testing, and control activities.  The FDA may also conduct inspections of the clinical trial sites and the preclinical laboratories conducting pivotal safety studies to ensure compliance with Good Clinical Practice and Good Laboratory Practice requirements and may seek the advice of one of their Advisory Committees or other Centers with the FDA.   If the FDA evaluations of the PMA application and the results of inspections are favorable, the FDA may issue an approvable letter, which usually contains a number of conditions that must be met in order to secure final approval of the PMA. Only when those conditions have been fulfilled to the satisfaction of the FDA will the FDA issue a PMA approval order, authorizing commercial marketing of the device for stated indications. The FDA also has the authority to impose certain post-approval requirements, such as post-market surveillance clinical trials, in the PMA approval order. FDA approval can be withdrawn for failure to comply with any post-approval requirements or for other reasons, such as the discovery of significant adverse effects.

Canada

In Canada, clinical trials and the commercialization of medical products require the approval of Health Canada. The Therapeutic Products Directorate (“TPD”) of Health Canada regulates the manufacture and sale of medical devices in Canada. The Canadian Medical Device Regulations are similar to those of the United States and require that clinical studies be conducted to demonstrate the safety and effectiveness of devices prior to marketing. There must also be documented evidence that the devices are developed, manufactured, and produced under current quality system regulations and guidelines in order to ensure the quality of the product made available for sale. Approval of such technology is a multi-step process, and we are prohibited from promoting or commercializing our products prior to regulatory approval. For any clinical investigation and testing of our products in Canada, authorization by the TPD is required. In addition, before a study can commence at each participating clinical center, the center’s IRB must approve the clinical protocol and other related documents.

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

Manufacturers of marketed devices must also be licensed by Health Canada. Licensing is contingent upon successful certification by an accredited registrar.

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

C.    Organizational Structure

See Item 4A above.

D.    Property, Plant and Equipment

We lease facilities at 2505 Meadowvale Boulevard, Mississauga, Ontario Canada L5N 5S1 and at the MaRS Discovery District, 101 College Street, Toronto, Ontario, Canada M5G 1L7.  Effective January 1, 2008, the lease commitments at these premises cover a total of approximately 38,000 square feet. In addition, Vasogen Ireland Limited leases premises in Ireland totaling approximately 5,500 square feet. We continually monitor our facility requirements in the context of our needs and the results of our research and development activities, and we expect these requirements to change commensurately with our activities.

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements of the Company and notes thereto.  See “Item 18. Financial Statements” The consolidated financial statements have been prepared in accordance with Canadian GAAP, which, except as described in Note 16 to Item 18, conform in all material respects with US GAAP. All amounts are expressed in Canadian dollars unless otherwise noted. Annual references are to the Company’s fiscal years, which end on November 30.

A.    Operating Results

We are a development-stage enterprise that currently dedicates our cash resources mainly to research and development (“R&D”) activities and to the initial commercial launch of Celacade in Europe.  Our products have not yet been approved by regulatory authorities in all relevant jurisdictions. In December 2007, Ferrer received initial orders for Celacade in Germany; as such we did not generate any revenues from operations in fiscal 2007.

Loss

The loss for the years ended November 30, 2007, 2006, and 2005, is reflected in the following table:

Loss (in millions of dollars, except per-share amounts)	2007	2006	(Decrease)	2006	2005	(Decrease)
Loss	$28.8	$66.4	($37.6)	$ 66.4	$ 93.0	($26.6)
Basic and fully diluted loss per share	$1.46	$7.05	($5.59)	$ 7.05	$ 11.65	($4.60)

The loss for 2007 has decreased when compared with 2006 and in 2006 when compared with 2005.  A key driver of this reduction is the lower costs associated with our phase III clinical programs and the corporate costs associated with supporting these programs. Another reason for the reduced loss is the reduction in expenses associated with the senior convertible notes issued in 2005 and repaid in full in April 2007.

Research and Development

The changes in R&D expense, and their key components, for the years ended November 30, 2007, 2006, and 2005, are reflected in the following table:

R&D expense (in millions of dollars, except percentages)	2007	2006	Increase (Decrease)	2006	2005	Increase (Decrease)
Program costs:
Direct	$0.6	$13.1	$(12.5)	$13.1	$47.5	$(34.4)
Indirect	$6.8	$13.6	$(6.8)	$13.6	$17.8	$(4.2)
Preclinical costs	$3.1	$3.4	$(0.3)	$3.4	$3.8	$(0.4)
Intellectual property costs	$1.4	$2.2	$(0.8)	$2.2	$1.8	$0.4
Other costs	$0.1	$0.4	$(0.3)	$0.4	$0.6	$(0.2)
Total R&D	$12.0	$32.7	$(20.7)	$32.7	$71.5	$(38.8)
R&D expense as a percentage of the sum of R&D and General and Administration expenses	46%	63%	(17%)	63%	77%	(14%)

Program Costs

The expenses related to our Celacade programs are expensed for accounting purposes and have been the key driver of our losses over the last three fiscal years.   The majority of the decrease in our R&D expenses for 2007, when compared with the same period in 2006, and for 2006, when compared with the same period in 2005, resulted from a significant reduction in the clinical trial activities relating to the completion of our phase III trials.

Direct costs to support these trials include expenses for clinical site fees, study monitoring, site close out, data management and analysis, and technology support.  For 2007, direct costs decreased significantly, as our phase III trials were completed; however, for the comparable period in 2006, these costs were still being incurred, as our phase III trials were completed in the second half of 2006.  During 2005, the number of clinical sites participating in these programs and the number of patients enrolled in these programs were a significant driver of the direct costs; however, for the comparable periods in 2006, these costs were reduced substantially, as our phase III trials were completed.

Expenses in 2007 related to further analysis of the ACCLAIM trial results and other activities in preparation for our May 2007 meeting with the FDA.

Indirect costs to support these programs consist of salaries and benefits for employees who support the Celacade program, employee termination costs, professional fees, and other support costs.    Indirect costs decreased in 2007 when compared with 2006, and in 2006 when compared with 2005, as a result of a reduced level of service and technology development activity required to support our clinical programs.  These decreases were offset somewhat by restructuring costs associated with employee terminations, which were $0.7 million for 2007, compared with $0.1 million in 2006. No restructuring costs were incurred in 2005.

During 2007, program costs were incurred for the preparation of initial commercial development of Celacade in Europe and for planning in anticipation of a confirmatory study that is expected to support an application for regulatory approval in the United States of Celacade technology for the treatment of patients with NYHA Class II heart failure.

A more detailed summary of our clinical programs is provided below.

CELACADE Program

Inflammation is implicated in the development and progression of heart failure.  Our Celacade System targets the inflammation underlying chronic heart failure.

The double-blind, placebo-controlled ACCLAIM trial completed in 2006 studied 2,408 subjects with chronic heart failure at 175 clinical centers in seven countries.  ACCLAIM was designed to assess the ability of Celacade to reduce the risk of death or first cardiovascular hospitalization.  Patients included in the study had NYHA Class II, III, or IV heart failure with a left-ventricular ejection fraction (LVEF) of 30% or less and had been hospitalized or received intravenous drug therapy for heart failure within the previous 12 months, or had NYHA Class III/IV heart failure with a LVEF of less than 25%.

Patients in the ACCLAIM trial were receiving optimal standard-of-care therapy for heart failure, which at baseline included a number of pharmaceuticals such as diuretics (94%), ACE-inhibitors (94%) and beta-blockers (87%), as well as device therapies including automatic implantable cardioverter defibrillators (26%), and use of cardiac resynchronization therapy (10.5%).  The placebo (n=1,204 patients) and Celacade (n=1,204 patients) groups were balanced for all important baseline characteristics, including demographics, LVEF, NYHA classification, concomitant medical conditions, medications, and device therapies.

The results of the ACCLAIM trial have been published in the January 19, 2008 issue of The Lancet (Lancet 2008; 371: 228-36), a world-leading medical journal.    The key findings from the ACCLAIM trial were also presented at the World Congress of Cardiology 2006 in Barcelona, Spain, and at the 10th Annual Scientific Meeting of the Heart Failure Society of America in Seattle, Washington.

The difference in time to death or first cardiovascular hospitalization, the primary endpoint of ACCLAIM, for the intent-to-treat study population was not statistically significant (p=0.22); however, the risk reduction directionally favored the Celacade group (hazard ratio=0.92).

In the ACCLAIM trial, Celacade was shown to significantly reduce the risk of death or first cardiovascular hospitalization by 39% in a pre-defined subgroup of patients with NYHA Class II heart failure at baseline (n=689 patients, 216 events, p=0.0003) and in a pre-defined subgroup of patients with no prior history of heart attack at baseline, Celacade was also shown to significantly reduce the risk of death or first cardiovascular hospitalization by 26% (n=919 patients, 243 events, p=0.02).  Furthermore, consistent with the impact of Celacade on the risk of mortality and morbidity in large subgroups within the ACCLAIM trial was the finding of a significant improvement in quality of life (as measured by the Minnesota Living with Heart Failure Questionnaire) for the patients assessed for quality of life in the intent-to-treat study population (p=0.04).  Celacade was also shown to be well tolerated in the ACCLAIM patient population, and there were no significant between-group differences for any serious adverse events.

During 2007, we completed a collaboration agreement (the “Agreement”) with Ferrer to commercialize Celacade for the treatment of chronic heart failure in certain countries of the E.U. and Latin America.  Under the agreement, Ferrer will have the exclusive rights to market Celacade for the treatment of chronic heart failure and other cardiovascular conditions in certain countries of the E.U. and Latin America.  We have already received E.U. regulatory approval as a medical device under the CE Mark, which enables marketing of Celacade for the treatment of chronic heart failure in the 27 member countries of the E.U.  Ferrer has also acquired the right of first negotiation with respect to the remaining countries of the E.U.  In December 2007, Ferrer received initial orders for Celacade in Germany.

Under the Agreement, the commercial launch strategy for Celacade in Europe will involve an initial commercialization phase (ICP), during which Ferrer will target key physicians to build support for expanded use of Celacade within the broader medical community.  Based on Ferrer’s current plan, the ICP is expected to conclude no later than September 1, 2008.  Under the terms of the Agreement, we are responsible for the cost of delivering the Celacade technology to Ferrer, as required, based on orders received, which includes the Celacade single-use disposable cartridges required for the delivery of each Celacade monthly treatment. During the ICP, Ferrer will pay us a fixed amount for the disposable cartridges and, following the successful completion of the ICP, and upon the first commercial sale as defined in the Agreement, we will receive 45% of revenues generated by Ferrer through the sale of the cartridges.  After a period five years from the date of the first commercial sale on a country-specific basis, our share of the revenues will be 42%.  Following the ICP, we will also receive milestone payments, based on the first commercial sale of Celacade on a country-specific basis, and we will receive milestone payments on reaching pre-specified thresholds based on overall sales.  Also under the terms of the Agreement, Ferrer will be financially responsible for costs associated with the launch and marketing of Celacade.   Our agreement with Ferrer is available on SEDAR and EDGAR.

At a meeting with the FDA to discuss the ACCLAIM results in May 2007, the agency strongly recommended that we conduct a confirmatory study to support a U.S. PMA filing for Celacade for NYHA Class II heart failure patients and also recommended that we use a Bayesian statistical approach.  This approach involves a trial design methodology that may allow utilization of prior trial results to contribute to the statistical power of a confirmatory study and therefore potentially provides the opportunity to significantly reduce the number of required patients, as well as the cost and duration of the study.  As a result of the FDA’s recommendations, we retained Berry Consultants and Dr. Donald A. Berry, Head, Division of Quantitative Sciences and Chairman, Department of Biostatistics, The University of Texas MD Anderson Cancer Center, and an authority in the area of Bayesian and adaptive trial design, to assist with the development of the study.

In September 2007, we announced our plans for a confirmatory study (ACCLAIM II) that would support an application for regulatory approval in the United States of Celacade for the treatment of patients with NYHA Class II heart failure.   We have been working with the FDA to finalize the ACCLAIM II protocol and the statistical analysis plan.  In preparation for ACCLAIM II, the FDA has been reviewing Celacade in the context of their recently issued draft document entitled ‘Guidance for Industry Regulation of Human Cells, Tissues, and Cellular and Tissue-Based Products (HCT/Ps) - Small Entity Compliance Guide’ to assess whether this draft guidance is relevant to the Celacade System.  To date, Celacade has been regulated as a medical device with the Center for Devices and Radiological Health (CDRH) acting as lead reviewer, with input from Center for Biologics Evaluation and Research (CBER).  The FDA has recently informed us that Celacade will remain regulated as a medical device; however, CBER will take the role of lead reviewer, with CDRH providing input.  We are planning to meet  with CBER to finalize their input into the design of ACCLAIM II.

We have established the Steering Committee to provide input to the ACCLAIM II final study design. James B. Young, MD, Chairman, Division of Medicine at the Cleveland Clinic Foundation and Medical Director, Kaufman Center for Heart Failure, has agreed to be the Global Principal Investigator and Chairman of the Steering Committee for the ACCLAIM II study.  Dr. Young was the Global Principal Investigator for ACCLAIM and has played a leading role in numerous other multi-center clinical trials focusing on heart failure and transplantation.

VP025 & VP Series of Drugs Program

VP025, our lead product from a new class of drugs called the VP series of drugs, is being developed to target the chronic inflammation that is associated with a number of neurological diseases.  Many neurological conditions, including Alzheimer’s disease, Parkinson’s disease, and amyotrophic lateral sclerosis (ALS, also known as Lou Gehrig’s disease), are associated with an inflammatory response in the nervous system.  These conditions are characterized by increased levels of inflammatory mediators, including cytokines, leading to the death of nerve cells and the eventual loss of functional activity.  Due to the prevalence, morbidity, and mortality associated with neuro-inflammatory diseases, they represent a significant medical, social, and financial burden.

We have completed a considerable amount of preclinical work that has demonstrated the ability of VP025 to reduce inflammation in models of a number of neurodegenerative diseases, including Parkinson’s disease, Alzheimer’s disease, ALS, and diabetic retinopathy. We have also successfully completed a phase I clinical trial of VP025.  This double-blind, placebo-controlled, dose-escalation trial examined the safety and tolerability of three doses of VP025 in 24 healthy volunteers.  Multiple administrations of either low, mid, or high doses of VP025 were shown to be safe and well tolerated when compared to placebo, and no drug-related serious adverse events were reported.  We continue to focus on the optimizing the manufacture of VP025 to support further clinical development.

We plan to seek collaborations for one or more of these applications to assist with the clinical and commercial development of these products allowing us to focus our current resources on the commercialization of Celacade in Europe and the execution of our planned ACCLAIM II study, which we currently believe provide the best opportunities to enhance shareholder value.

Preclinical Costs

Our preclinical research programs are focused on developing a new class of drugs, of which VP025 is the lead candidate, and on supporting our Celacade program.

The R&D expenses associated with preclinical research activities during 2007, 2006, and 2005 were primarily the result of the above VP025 & VP series of drugs program studies.  Preclinical expenditures consist of salaries and benefits for employees who support the preclinical activities and costs to the medical institutions to whom our research is outsourced. Preclinical costs for 2007 decreased when compared to 2006, and in 2006 when compared to 2005, given a reduction in our preclinical activities.

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

The costs for 2007 are lower than the costs for the same period in 2006 due to a lower level of activity and the maturing of certain portions of the portfolio.  The costs for 2006 are higher than the costs for the same periods in 2005.  In addition to a higher level of activity surrounding our existing patent portfolio, we carried out additional patent activities to protect intellectual property arising from the ACCLAIM clinical trial.

General and Administration

The changes in general and administration expense, and their key components, for the years ended November 30, 2007, 2006, and 2005, are reflected in the following table:

General and Administration expense (in millions of dollars)	2007	2006	Increase (Decrease)	2006	2005	Increase (Decrease)
Infrastructure and other support costs	$11.9	$16.6	$(4.7)	$16.6	$19.3	$(2.7)
Insurance	$1.1	$1.7	$(0.6)	$1.7	$1.5	$0.2
Professional fees	$1.3	$1.0	$0.3	$1.0	$1.3	$(0.3)
Total General and Administration expense	$14.3	$19.3	$(5.0)	$19.3	$22.1	$(2.8)

Infrastructure and other support costs include salaries and related employee costs for those employees not directly involved in research and development, facility-related and information technology expenses for all employees, and restructuring costs.  These costs decreased in 2007 when compared to 2006, and in 2006 when compared with 2005, as a result of a reduced level of activity required to support the current operations. The cost reduction is primarily driven by the decrease in full-time employees to 104 as at November 30, 2007. There were 125 full-time employees as at November 30, 2006, compared with 172 as at November 30, 2005.  The reduction in expenses was offset by restructuring costs, which consisted primarily of termination costs of $2.6 million for 2007, compared with $0.5 million in 2006; no restructuring costs were incurred in 2005.  Insurance costs decreased in 2007 when compared to 2006, and increased moderately in 2006 when compared to 2005, as a result of market conditions that impacted our insurance premiums.  Professional fees include expenses for legal, tax, accounting, and other specialized services and are comparable to the prior periods.

During 2007, general and administration expenditures did not decrease in direct proportion to R&D expenditures.  This is a result of restructuring costs that were incurred, and which are being included in G&A expenditures.  In addition, expenditures associated with the European commercial launch and preparations for ACCLAIM II, which are included in R&D expenditures, were not as significant as costs incurred for the ACCLAIM trial.  G&A expenditures also include other fixed costs which are not necessarily reduced based on the level of corporate activity, such as cost associated with being a public company.

Foreign Exchange

The foreign exchange gain or loss for the years ended November 30, 2007, 2006, and 2005, is reflected in the following table:

Foreign Exchange (in millions of dollars)	2007	2006	Increase	2006	2005	Increase
Foreign exchange (gain) loss	$2.0	$0.1	$1.9	$0.1	$(0.7)	$0.8

We are holding U.S. dollars directly and indirectly through forward currency contracts to make payments for R&D and operating expenditures denominated in U.S. dollars. At November 30, 2007, we held U.S. dollar denominated securities in the amount of US$0.1 million, and had a contractual obligation to purchase back US$12.9 million (see Item 5B below).  As our functional or measurement currency is the Canadian dollar, U.S. dollar exchange rate fluctuations may have a significant impact from an accounting perspective, but they do not impair or enhance our ability to pay these U.S. dollar denominated expenses.

Our statement of operations includes a foreign exchange loss for 2007 that arose as a result of the strengthening of the Canadian dollar, our functional currency, relative to the U.S. dollar, during this period.  The year-end conversion rates from the U.S. dollar to the Canadian dollar for November 30, 2007, 2006 and 2005 were 1.000, 1.1422, and 1.1669, respectively.  In 2006, losses resulting from cash being held in U.S. dollars have been partially offset by gains on liabilities that are denominated in U.S. dollars.

Investment Income

Investment income for the years ended November 30, 2007, 2006, and 2005, is reflected in the following table:

Investment Income (in millions of dollars)	2007	2006	(Decrease)	2006	2005	(Decrease)
Investment income	$1.3	$2.0	($0.7)	$2.0	$2.3	($0.3)

Investment income for 2007 was lower when compared with 2006, and in 2006 when compared with 2005, due to a decline in the average amount of cash and cash equivalents, available for sale securities, and restricted cash on hand.

Other expenses

Other expenses for the years ended November 30, 2007, 2006, and 2005, are reflected in the following table:

Other expense (in millions of dollars)	2007	2006	Decrease	2006	2005	Increase
Interest expense on senior convertible notes payable	$0.0	$0.9	$(0.9)	$0.9	$0.3	$0.6
Accretion of the carrying value of senior convertible notes payable	$0.7	$7.8	$(7.1)	$7.8	$1.7	$6.1
Amortization of deferred financing costs	$0.2	$2.5	$(2.3)	$2.5	$0.4	$2.1
Loss on debt extinguishment	$1.8	$5.0	$(3.2)	$5.0	$0.0	$5.0
Change in fair value of embedded derivatives	$(0.8)	$0.0	$(0.8)	$0.0	$0.0	$0.0
Total	$1.9	$16.2	$(14.3)	$16.2	$2.4	$13.8

Except for interest expense, other expenses associated with the senior convertible notes are non-cash expenditures.  These expenses are lower for 2007, when compared to the same period in 2006, as the senior convertible notes were repaid during April 2007.

Except as described under Item 4 or elsewhere in this annual report, there are no governmental economic, fiscal, monetary or political policies or factors that have materially affected, or could materially affect, directly or indirectly, the Company’s operation or investments by U.S. shareholders.

B.    Liquidity and Capital Resources

Since our inception, we have financed our operations primarily from public and private sales of equity, the issuance of senior convertible notes, the exercise of warrants and stock options, and interest on funds held for future investments.

On May 24, 2007, we completed a public offering for net proceeds of $15.4 million (US$14.2 million), resulting in the issuance of 4.9 million common shares and 3.7 million five-year warrants to purchase common shares at US$3.16 per share.  This financing triggered the anti-dilution adjustments contained in the warrants that were issued in connection with the senior convertible notes issued on October 7, 2005, which are discussed below.

On November 14, 2006 we completed a public offering for gross proceeds of $23.1 million (US$20.3 million), resulting in the issuance of 4.3 million common shares, 1.7 million five-year warrants to purchase common share at US$6.30 per share and 0.4 million six-month warrants to purchase common shares at US$5.30 per share.  This financing triggered the anti-dilution adjustments contained in the senior convertible notes and warrants that were issued on October 7, 2005 which are discussed in greater detail below.

On October 7, 2005, our wholly-owned subsidiary, Vasogen Ireland Limited, raised gross proceeds of US$40 million through the issuance of senior convertible notes (“the notes”). Costs of this transaction, including agency and legal fees and other expenses, were US$3.6 million.   The notes had a maturity date of two years from issuance and bore interest at a rate of 6.45%.  As of April 1, 2007, the principal amount under the senior convertible notes was fully repaid.    As a result of the financing that was completed on May 24, 2007, the debt agreement’s anti-dilution provisions provided that the exercise price of the 471,999 warrants outstanding to the note holders at an exercise price of US$19.90 was reduced to US$13.59 and the exercise price of the 39,000 warrants at an exercise price of US$20.60 was reduced to US$14.05.  In addition, the 0.5 million warrants outstanding can now be exercised for 1.1 million common shares, which is an increase from 0.8 million common shares.  As a result of the financing that was completed on November 14, 2006, the debt agreement’s anti-dilution provisions provided that the exercise price of the 471,999 warrants outstanding to the note holders at an exercise price of US$30.00 was reduced to US$19.90 and the exercise price of the 39,000 warrants at an exercise price of US$30.11 was reduced to US$20.60.  In addition, the 0.5 million warrants outstanding could be exercised for 0.8 million common shares, which is an increase from 0.5 million common shares.

On February 2, 2005, we completed a public offering for gross proceeds of $52.5 million (US$42.3 million), resulting in the issuance of 0.9 million common shares.

During 2007 and 2006, we did not receive funds from the exercise of options and warrants.  In 2005, the proceeds from the exercise of options and warrants were $0.6 million. The total number of common shares outstanding at November 30, 2007 increased to 22.4 million from 15.7 million at November 30, 2006.  The comparative information for the Shareholders’ Equity section in our financial statements has been adjusted to give effect to the 10:1 share consolidation that was approved by our shareholders on April 3, 2007, and implemented on April 17, 2007, as directed by the Board of Directors.  The number of employee stock options outstanding at November 30, 2007 was 0.9 million. The conversion rate of the options is on a one-to-one basis for common shares.  The number of warrants outstanding at November 30, 2007 was 6.5 million. The conversion rate of the warrants is on a one-to-one basis for common shares, excluding 0.5 million warrants that have been issued to the note holders, which are now convertible into common shares at a rate of approximately 2.2 common shares for one warrant.

As at January 18, 2008, we had 22.4 million common shares outstanding; 0.9 million options to purchase common shares outstanding; and 6.5 million warrants to purchase 7.1 million common shares.

At November 30, 2007, our cash and cash equivalents, and restricted cash totaled $23.5 million, compared with $36.8 million at November 30, 2006.  The decrease is a result of the cash used in operations during 2007 offset by the proceeds from the financing that closed on May 24, 2007.   We were required to maintain a letter of credit in connection with the senior convertible notes payable.  The letter of credit expired on July 3, 2007 and was cancelled during the third quarter.   With the repayment of our convertible notes during the second quarter, we no longer have any restricted cash.  We invest our cash resources in liquid government and corporate debt instruments having a single “A” credit rating or greater.  We do not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to interest rates on our investments, owing to the relative short-term nature of the investments. We currently hold our cash resources in investments issued and guaranteed by major Canadian financial institutions.

We are exposed to changes in foreign exchange rates between the Canadian and U.S. dollars, which could affect the value of our cash and cash equivalents.  At November 30, 2007, we held U.S. dollar denominated securities in the amount of US$0.1 million, and had a contractual obligation to purchase US$12.9 million (see discussion below).

In November 2007, we purchased Canadian dollars totaling $12.5 million for US$12.9 million, and concurrently entered into a forward contract to purchase the U.S. dollars back in December 2007.  The Canadian dollars were acquired to enable us to invest our cash resources in Canadian investments; however, the forward contract enabled us to preserve our U.S. funds, even when converted to Canadian dollars.  Our U.S. funds will be used to cover future expenditures denominated in U.S. dollars. This forward contract matured in December 2007.

In November 2006, we entered into a contract to purchase Canadian dollars totaling $9.2 million (US$8.0 million), and concurrently entered into a forward contract to purchase the U.S. dollars back in December 2006.  The Canadian dollars were acquired to enable us to invest our cash resources in Canadian investments; however, the forward contract enabled us to preserve our U.S. funds, even when converted to Canadian dollars.  Our U.S. funds will be used to cover expenditures denominated in U.S. dollars. This forward contract matured in December 2006.

Our net cash used in operating activities for 2007 was $25.8 million, compared with $64.4 million and $74.6 million for 2006 and 2005, respectively.  Our net cash used in operating activities for the three months ended November 30, 2007 was $4.5 million.  Our net cash used in operations included restructuring costs for 2007 of $2.7 million and $0.3 million for the three months ended November 30, 2007.  Other than our losses, changes in our accounts payables and accrued liabilities within working capital had the most significant impact on our cash used in operations.  Our working capital is affected by the increase or decrease in our accounts payable and accrued liabilities as a result of certain expenses incurred in our phase III clinical trials that were not paid until certain trial milestones were reached, such as the receipt of final study reports from clinical sites at the end of the trials. In 2006, a significant number of these milestones were achieved, which resulted in the payment of cash related to the expenditures incurred in 2005 and 2004.

We intend to continue to use our capital resources to fund our research and development activities, including ACCLAIM II and the commercialization of Celacade in Europe.  The amount of capital resources to be allocated to these activities will depend upon the scale of programs undertaken.

Based on our current plans, we will need to raise additional funds for ongoing operating costs, research and development activities, preclinical studies, and clinical trials necessary to bring our potential products to market, particularly for ACCLAIM II, or to potentially establish marketing, sales, and distribution capabilities.  We may endeavor to secure additional financing through strategic alliance arrangements, the exercise of options and warrants, the issuance of new share capital, and/or our European commercialization activities, as well as through other financing opportunities. There can be no assurance that additional financing will be available and, if available, will be on terms acceptable to us.  The availability of financing will be affected by the results of our preclinical and clinical research, including the ACCLAIM trial, which failed to reach its primary endpoint, our ability to advance the development of Celacade and obtain regulatory approvals, the market acceptance of our products, the state of the capital markets generally (with particular reference to biotechnology companies), strategic alliance agreements, and other relevant commercial considerations.

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

For the years ended November 30, 2007, 2006, and 2005, the Company spent $12.0 million, $32.7 million, and $71.5 million, respectively, on research and development.  At the present time, the Company’s principal expenditures are focused on the advancement of the company’s research and development program.  Over the past three years, Vasogen has raised approximately $129 million in net proceeds from the issuance of equity securities and convertible notes to investors and the exercise of options and warrants.  The Company’s common shares are listed on the TSX under the symbol “VAS” and on the NASDAQ under the symbol “VSGN”.

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

The following table presents unaudited selected financial data for each of the last eight quarters ended November 30, 2007:

	Loss for the period (000’s)	Basic and diluted loss per share	Foreign exchange gain/(loss) (000’s)
November 30, 2007	$(6,058)	$(0.27)	$(777)
August 31, 2007	$(5,347)	$(0.24)	$(242)
May 31, 2007	$(9,694)	$(0.54)	$(1,092)
February 28, 2007	$(7,678)	$(0.47)	$134
November 30, 2006	$(10,024)	$(0.89)	$56
August 31, 2006	$(14,566)	$(1.55)	$12
May 31, 2006	$(22,438)	$(2.59)	$(169)
February 28, 2006	$(19,332)	$(2.34)	$(3)

Our quarterly losses have decreased significantly as a result of the gradual ramping down of clinical activity of our phase III clinical programs.  This reduction has also been driven by a reduction of expenses associated with the senior convertible notes.  Both of these factors are discussed in greater detail elsewhere in this annual report.  The operations of our Company are not subject to any material seasonality or cyclicality factors.  The quarterly losses for 2006 above do not include any adjustment to reflect the adoption of the recommendations of Section 3855.  We adopted this amendment on a retroactive basis, without restatement.

The loss in the fourth quarter of 2007 increased when compared to that in the third quarter of 2007 as a result of a foreign exchange loss that arose as a result of the strengthening of the Canadian dollar, our functional currency, relative to the U.S. dollar, during this quarter. R&D and general and administration expense for the fourth quarter was $5.6 million, compared with $5.5 million in the third quarter.

Except as disclosed elsewhere in this annual report, the Company knows of no trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on the Company’s liquidity or capital resources or that would cause reported financial information not necessarily to be indicative of future operating results or financial conditions.

E.    Off-balance sheet arrangements

We have no debt, guarantees, off-balance sheet arrangements, or capital lease obligations. Other long-term obligations are discussed below.

F.    Contractual obligations

Our contractual obligations as of November 30, 2007 are as follows:

Contractual Obligations (in millions of dollars)	Total	Less than 1 year	1 - 3 years	4 - 5 years	More than 5 years
Operating lease obligations	$1.0	$0.6	$0.4	nil	nil
Senior convertible notes	nil	nil	nil	nil	nil

We have granted royalties to arm’s-length third parties based on gross amounts receivable by us from future commercial sales of our Celacade technology, aggregating 1.5% on all sales, to a maximum royalty of $1.3 million per annum and an additional 2% with respect to revenue derived from certain applications of this technology, to a maximum royalty of $5.0 million per annum.  To date, no royalties are due and/or payable.  In October 2005, we issued the notes described above.   As of April 1, 2007, the principal amount under the notes was fully repaid.  In November 2007, we purchased Canadian dollars totaling $12.5 million for US$12.9 million and concurrently entered into a forward contract to purchase the U.S. dollars back in December 2007.

G.    Safe Harbor

Certain statements contained in this annual report and in certain documents incorporated by reference herein constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or “forward-looking information” under the Securities Act (Ontario). These statements may include, without limitation, summary statements relating to results of the ACCLAIM trial in patients with chronic heart failure, plans to advance the development of Celacade, our medical device for the treatment of chronic heart failure, and VP025, statements concerning our partnering activities and discussions with health regulatory authorities, plans for health regulatory submissions, strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management.   In some cases, you can identify forward-looking statements by terminology such as “may”, “will”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimated”, “predicts”, “potential”, “continue”, “intends”, “could”, or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of these forward-looking statements, including assumptions about the nature, size, and accessibility of the market for Celacade in the treatment of chronic heart failure, particularly in Europe, the regulatory approval process leading to commercialization, the availability of capital on acceptable terms to pursue the development of Celacade, and the feasibility of additional trials.  You should not place undue reliance on our forward-looking statements which are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances, or events to differ materially from those projected in the forward-looking statements. The risks include, but are not limited to, those discussed above that could cause our actual results to differ significantly from those contained in any forward-looking statements and/or forward-looking information.  Additional risks and uncertainties relating to our Company and our business can be found in Item 3D under “Risks Relating to our Business” and “Risks Relating to our Securities”, as well as in our later public filings. The forward-looking statements are made as of the date hereof and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Item 6.            Directors, Senior Management and Employees

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

Name and Residence(3)	Position with the Company and Principal Occupation for the last five years	Other Public Company Boards	Director/Officer Since
Terrance H. Gregg(2) Los Angeles, California, USA
Chairman of the Board and Director of the Company.  Formerly Interim President and CEO of the Company (2007).  Mr. Gregg is the President and CEO of Dexcom Inc. Mr. Gregg is the former President of Medtronic MiniMed.
		DexCom Inc. LMS Medical Systems Limited	September 1999
Dr. Ronald M. Cresswell(1) Ann Arbor, Michigan, USA	Director of the Company. Dr. Cresswell is the former Senior Vice President and Chief Scientific Officer of Warner Lambert.	None	January 2006 Dr. Cresswell will be retiring as a director after the Company’s next Annual General Meeting.

Name and Residence(3)	Position with the Company and Principal Occupation for the last five years	Other Public Company Boards	Director/Officer Since
David G. Elsley Oakville, Ontario, Canada	Director of the Company. Mr. Elsley is a consultant. Mr. Elsley was the President of the Company from 1991 to 2007, and Chief Executive Officer of the Company from 1994 to March 7, 2007	None	January 1991
Benoit La Salle(1)(4) Montréal, Québec, Canada	Director of the Company. President and Chief Executive Officer of SEMAFO Inc.	LMS Medical Systems Limited SEMAFO Inc. 20/20 Technologies Inc. Foster Parents Plan of Canada ART Technologies Inc.	January 1997 Mr. La Salle will be retiring as a director after the Company’s next Annual General Meeting.
Dr. Eldon R. Smith(5) Calgary, Alberta, Canada	Senior Vice President, Scientific Affairs, Chief Medical Officer, and Head of Cardiovascular Development, and a Director of the Company.	Canadian Natural Resources Limited Sernova Corp. VentriPoint Inc. Aston Hill Financial Inc.	July 1998
Dr. Calvin R. Stiller(2)(6) London, Ontario, Canada	Director of the Company. Dr. Stiller is the former Chairman and Chief Executive Officer of Canadian Medical Discoveries Fund Inc.	NPS Pharmaceuticals, Inc.,	January 2006
John C. Villforth(1), (2) Gaithersburg, Maryland, USA	Director of the Company. Former President and Executive Director, Food and Drug Law Institute.	None	March 2001
Christopher J. Waddick, Georgetown, Ontario, Canada
President, Chief Executive Officer and Director of the Company since 2007.  Mr. Waddick was formerly Chief Operating Officer, Executive Vice President, Chief Financial Officer, and Treasurer of the Company.
		None	March 1997
Dr. Anthony E. Bolton Bakewell, Derbyshire, England	Chief Scientific Officer of the Company.	None	January 1995
Catherine M. Bouchard Lakefield, Ontario, Canada	Vice President, Human Resources, formerly Director of Human Resources of the Company. Ms. Bouchard was formerly Director of Human Resources at MDS Laboratories.	None	August 2006
John Geddes Oakville, Ontario, Canada	Vice President, Marketing and Business Development of the Company. Mr. Geddes was previously the Director of Marketing and Business Development, for the Company.	None	October 2007

Name and Residence(3)	Position with the Company and Principal Occupation for the last five years	Other Public Company Boards	Director/Officer Since
Susan F. Langlois Bolton, Ontario, Canada
Vice President, Regulatory Affairs and Quality Assurance of the Company.  Ms. Langlois  was formerly Vice-President, Clinical and Regulatory Affairs at Hemosol and Director, Global Regulatory Affairs at Connaught Laboratories Ltd.
		None	May 2003
Dr. Anne Goodbody Toronto, Ontario, Canada	Vice President, Drug Development of the Company. Dr. Goodbody was previously Director of Research for the Company.	None	June 2007
Graham Neil Brampton, Ontario, Canada	Vice President, Finance and Chief Financial Officer of the Company. Mr. Neil was formerly Director of Finance and Controller of the Company.	None	July 2007
Dr. Michael E. Shannon Picton, Ontario, Canada
Vice President, Medical Affairs of the Company.  Dr. Shannon was formerly Vice President, Medical Sciences for Hemosol Inc., Senior Medical Advisor and Principal for the Canadian Auditor General, and the Director General of the Laboratory Center for Disease Control, Health Canada.
		None	September 2004
Notes:

1.	Member of the Audit Committee of the Board of Directors.
2.	Member of the Compensation, Nominating, and Corporate Governance Committee of the Board of Directors.
3.	The Company does not have an executive committee of the Board of Directors.
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

5.
In May of  2002, the British Columbia Securities Commission - and in July of 2002, the Alberta Securities Commission - each issued cease trade orders for shares in BioMax Technologies Inc. for failure to file financial statements. Dr. Smith was a Director and Vice Chairman of this company at the time. He subsequently resigned and subsequent to that date, the Company was delisted for failure to file financial statements and the payment of penalties. The company has not declared bankruptcy and continues as a solvent private company.

6.
On November 14, 2007, Dr. Stiller and a group of current and former officers and directors of NPS Pharmaceuticals, Inc. were named as defendants in a purported derivative action in Utah.  The lawsuit alleges that the defendants made false and misleading statements regarding certain of NPS’ products and business. The lawsuit seeks a determination that it is an appropriate derivative action, and damages in unspecified amounts.

As of November 30, 2007, the directors and executive officers of the Company as a group beneficially owned, directly or indirectly, or exercised control or direction over 211,738 common shares (Directors’ Deferred Share Units included), representing approximately 1% of the issued common shares of the Company.

SCIENTIFIC ADVISORY BOARD

We have an independent Scientific Advisory Board (“SAB”) to advise management and the Board of Directors on our scientific, technical, research, development, and commercialization endeavors. Members of the SAB are entitled to an annual honorarium and reimbursement for their reasonable out-of-pocket expenses incurred in connection with our business. Members are eligible to receive stock options. Members of the SAB through their affiliation with universities, hospitals, and other centers of biomedical research may, from time to time, collaborate on or direct independent basic research, preclinical studies, and/or feasibility clinical trials involving our technologies and receive, in connection therewith, professional fees at market rates. The members of our SAB are:

Robert Roberts, MD, FRCP(C), FACC, Chairman

Dr. Roberts is the President and CEO of the University of Ottawa Heart Institute, one of Canada’s leading centers in cardiovascular medicine.  Dr Roberts was formerly Chief of Cardiology, Don W. Chapman Professor of Medicine, and Professor of Molecular Physiology and Biophysics at Baylor College of Medicine in Houston, Texas, one of the world’s leading centers for cardiovascular care, research, and education.  Dr. Roberts is an active clinician and researcher recognized for his groundbreaking research on cardiac creatine kinase (CK-MB), a key diagnostic marker for cardiac injury, as well as for his original contributions to the molecular biology and genetics of heart disease.  He and his research team are credited with uncovering the genetic basis for several inherited cardiac disorders.  He is the author of more than 700 scientific publications and sits on several key editorial boards and is Editor of Current Opinion in Cardiology.  He has been Associate Editor of Hurst's the Heart since 1990.  Dr. Roberts has received many honours and awards, including the prestigious American College of Cardiology’s 1998 Distinguished Scientist Award and the American Heart Association's Merit Award in 2001.  In 2002, he was awarded a member of the most cited and influential Researcher in the world.  In 2005, Dr. Robert Roberts founded The Ruddy Canadian Cardiovascular Genetics Centre which recently identified the first common gene for coronary artery disease.  In addition to his contributions to basic research, Dr. Roberts is also well recognized for his role as a principal investigator in several pivotal clinical trials related to the introduction of new therapies for heart disease.

Stanley H. Appel, MD

Dr. Appel is Chair of the Department of Neurology at the Methodist Neurological Institute, and Professor of Neurology at Weill Medical College of Cornell University.  He is also the Peggy and Gary Edwards Distinguished Endowed Chair for the Treatment and Research of ALS Chair, Dept of Neurology Methodist Neurological Institute.  He serves as the Director of the MDA/ALS Research and Clinical Center and is the former Director of the Alzheimer’s disease Research Center at Baylor College of Medicine and previously served as the Director of the Jerry Lewis Neuromuscular Research Center at Baylor College of Medicine in Houston, Texas.  Dr. Appel is a leading expert on degenerative neurological diseases, such as Parkinson’s, Alzheimer’s, and amyotrophic lateral sclerosis (ALS), also known as Lou Gehrig’s disease.  Specifically, Dr. Appel focuses on the importance of neurotrophic factors and immune mechanisms, including the role of inflammatory cytokines in these diseases.  He has served as an Advisory Board member of the Alzheimer’s disease and Related Disorders Association and as a Council member of the American Society of Neurochemistry.  For ten years, he acted as Editor-in-Chief for Current Neurology.  Dr. Appel received his medical degree from Columbia College of Physicians and Surgeons and has over 350 scientific publications to his credit.

Valentin Fuster, MD, PhD

Dr. Fuster serves The Mount Sinai Medical Center as Director of Mount Sinai Heart, the Zena and Michael A. Wiener Cardiovascular Institute and the Marie-Josée and Henry R. Kravis Center for Cardiovascular Health. He is also the Richard Gorlin, MD/Heart Research Foundation Professor, Mount Sinai School of Medicine. Among the positions of distinction that he holds are Past President of the American Heart Association, Immediate Past President of the World Heart Federation, a member of the Institute of Medicine of the National Academy of Sciences, a former member of the National Heart, Lung and Blood Institute Advisory Council, and former Chairman of the Fellowship Training Directors Program of the American College of Cardiology. Seventeen distinguished universities throughout the world have granted him honoris causa.  Dr. Fuster is the President of Science of the Centro Nacional de Investigaciones Cardiovasculares Carlos III (CNIC) in Madrid, Spain. Dr. Fuster is the recipient of two major ongoing NIH grants. He has published more than 700 articles on the subjects of coronary artery disease, atherosclerosis and thrombosis, and he has become the lead Editor of two major textbooks on cardiology, 'The Heart' (previously edited by Dr. J. Willis Hurst) and "Atherothrombosis and Coronary Artery Disease" (with Dr. Eric Topol and Dr. Elizabeth Nabel). Dr. Fuster has been appointed Editor-in-Chief of the Nature journal that focuses on cardiovascular medicine. Dr. Fuster is the only cardiologist to receive all four major research awards from the four major cardiovascular organizations: The Distinguished Researcher Award (Interamerican Society of Cardiology, 2005), Andreas Gruntzig Scientific Award (European Society of Cardiology, 1992), Distinguished Scientist (American Heart Association, 2003), and the Distinguished Scientist Award (American College of Cardiology, 1993). In addition, he has received the Lewis A. Conner Memorial Award by the American Heart Association, the James B. Herrick Achievement Award from the Council of Clinical Cardiology of the American Heart Association, the 1996 Principe de Asturias Award of Science and Technology (the highest award given to Spanish-speaking scientists), the Distinguished Service Award from the American College of Cardiology, the Gold Heart Award (American Heart Association's highest award), and the Gold Medal of the European Society of Cardiology (Vienna, September 2007).  In 2008, Dr. Fuster will receive the Kurt Polzer Cardiovascular Award from the European Academy of Science and Arts. After receiving his medical degree from Barcelona University and completing an internship at Hospital Clinic in Barcelona, Dr. Fuster spent several years at the Mayo Clinic, first as a resident and later as Professor of Medicine and Consultant in Cardiology. In 1981, he came to Mount Sinai School of Medicine as head of Cardiology. From 1991 to 1994, he was Mallinckrodt Professor of Medicine at Harvard Medical School and Chief of Cardiology at the Massachusetts General Hospital. He returned to Mount Sinai in 1994 as Director of the Zena and Michael A. Wiener Cardiovascular Institute and most recently, he has been named the Director of the Mount Sinai Heart.

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

David Wofsy, MD

Dr. Wofsy is Professor of Medicine and Microbiology/Immunology at the University of California, San Francisco (UCSF).  He also serves as Associate Dean for Admissions at the UCSF School of Medicine. Dr. Wofsy is a leading authority on the cellular and molecular mechanisms underlying autoimmune diseases.  Based on extensive research, he has developed novel approaches to the use of immune modulation therapies in the treatment of this very common group of diseases.  Much of Dr. Wofsy’s research has been on systemic lupus erythematosus (SLE), an autoimmune disease, where he was the first to demonstrate the key pathological role of CD4+T cells in a standard animal model of this disease. His most recent research has extended to additional novel methods for blocking T cell activation. These approaches are currently in clinical trials.  He is the author of numerous key publications and book chapters and serves on the editorial and advisory boards of several major immunology journals. He has received many distinguished awards and his visiting professorships include Harvard University and the National Institutes of Health.

There are no family relationships between the directors, senior management of the Company and employees of the Company upon whose work the Company is dependent.

A.    Compensation

Director Compensation

During 2007, directors of the Company who were not full-time employees of the Company received an annual retainer of $30,000.  In addition, a fee of $1,500 was paid for each Board or Board Committee meeting attended in person, or $1,000 if the Director participated by conference call.  The chairpersons of the Audit Committee and of the Compensation, Nominating, and Corporate Governance Committee each received an additional annual retainer in the amount of $10,000 and $7,500, respectively.  The annual retainer and applicable meeting fees are all paid in Deferred Share Units (“DSUs”).  Directors are also entitled to be reimbursed for their reasonable and documented out-of-pocket expenses incurred on the business of the Company.

The Company implemented a Directors’ Deferred Share Unit and Stock Plan (the “DSU Plan”) effective January 1, 2004, applicable to the 2004 fiscal year and subsequent years.  Under the terms of the DSU Plan, non-employee directors are paid their directors’ fees entirely in DSUs, in lieu of any cash payment.  The DSU grants are effective as of the date of the meetings in respect of which fees are payable.  A DSU may only be converted into cash and/or shares (as determined by the Company) after a participant ceases to be a director, with each DSU at the time of conversion having a value of one common share or the equivalent market value thereof.  Because of the deferred payment feature of the DSU Plan, directors benefit only from long-term increases in the value of the Company’s shares arising over the term of their directorship thereby promoting a greater alignment of interest between the directors and the shareholders of the Company.

The Company has reserved a maximum of 125,000 common shares for purposes of the DSU Plan.  During fiscal 2007, the Company issued a total of 58,140 DSUs to directors in respect of aggregate fees of $0.2 million.

Directors of the Company are also eligible to be granted stock options.  During fiscal 2007, non-management directors of the Company, other than the Chairman of the Board, were awarded options to acquire 1,500 common shares of the Company each, and the Chairman of the Board was awarded options to acquire 2,500 common shares of the Company. During 2007, options to acquire 6,000 common shares of the Company were granted to non-management directors.

Executive Compensation

The following table sets forth all compensation for the periods indicated in respect of the individuals who were the Chief Executive Officer of the Company or the Chief Financial Officer of the Company at any time during 2007, as well as the individuals who were, as at November 30, 2007 the three other most highly compensated executive officers of the Company (“Named Executive Officers”).

2007 Summary Compensation Table

		Annual Compensation			Long-Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation (1) ($)	Securities Under Options/ SARs(2) Granted (#)	Shares Or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	All Other Compensation ($)
Chris Waddick (3) (President & CEO)	2007 2006 2005	302,222 280,000 263,000	165,000 85,050 115,920	45,000(4) 45,000(4) 39,000(4)	200,000 39,266 4,120
Terrance H. Gregg(5) (Interim President & CEO)	2007 2006 2005	0 n/a n/a	0 n/a n/a	0 n/a n/a	0 2,500 1,000
David Elsley(6) (Former President & CEO)	2007 2006 2005	96,507 345,600 320,000	n/a 110,880 151,800		20,000 13,105 10,816			964,560
Graham Neil(7) (VP of Finance & CFO)	2007 2006 2005	139,765 122,834 111,281	58,125 18,288 21,423		0 10,487 1,673
Paul Van Damme (8) (Former VP, Finance & CFO)	2007 2006 2005	81,250 215,625 n/a	n/a 56,754 n/a		0 25,000 n/a			169,925
Anne Goodbody (VP, Drug Development)	2007 2006 2005	162,709 158,306 154,000	61,278 41,444 54,834		0 18,944 1,990
Susan Langlois (VP, Regulatory Affairs & Quality Assurance)	2007 2006 2005	179,320 169,833 165,000	70,300 44,750 58,740		0 19,225 2,073
Dr. Eldon Smith (Senior VP, Scientific Affairs)	2007 2006 2005	226,500 226,500 226,500	90,600 54,360 83,352		10,000 20,996 2,944

Notes:

1.	Except as otherwise stated, perquisites and other personal benefits do not exceed the lesser of $50,000 or 10% of the total of the annual salary and bonus for the above-named officers.

2.	To date, no stock appreciation rights (“SARs”) have been granted.

3.	Mr. Waddick became the CEO on June 20, 2007. Mr. Waddick was previously the Chief Operating Officer of the Company and Executive Vice President and Chief Financial Officer of the Company.

4.	Other annual compensation was provided to Mr. Waddick in connection with a Company-required relocation, net of applicable taxes.

5.
Mr. Gregg, who is the Chairman of the Board of Directors, also served as Interim President and CEO of the Company from March 7, 2007 to June 20, 2007, at which time Mr. Waddick was appointed as President and CEO.  Upon his appointment as Interim President and CEO, and in lieu of cash compensation, Mr. Gregg received 52,631 restricted stock units, with an exercise price of $4.50 and 30,000 stock options.  The units and options were cancelled upon the appointment of Mr. Waddick as President and CEO of the Company, and no compensation was thereby realized by Mr. Gregg.

6.	Mr. Elsley ceased to be the President and CEO on March 7, 2007, and received “other compensation” in 2007 in accordance with the terms of his employment agreement.

7.	Mr. Neil became the Vice President of Finance and CFO on July 10, 2007.

8.	Mr. Van Damme ceased to be the CFO on April 10, 2007, and received “other compensation” in 2007 in accordance with the terms of his employment agreement.

Employment Contracts

The Company entered into an employment agreement with Chris Waddick as of June 20, 2007. Pursuant to this agreement, Mr. Waddick serves the Company as its President and CEO. The agreement provides for an annual reviewable remuneration of $330,000.  The agreement is terminable at the option of the Company; however, if the agreement is terminated other than for cause, Mr. Waddick is entitled to a lump-sum payment equal to two years’ cash compensation, and any options then outstanding shall remain in full force and effect until their expiry. The agreement contains standard non-competition and non-solicitation provisions.

The Company entered into an employment agreement with Graham Neil as of July 10, 2007. Pursuant to this agreement, Mr. Neil serves the Company as its Vice President of Finance and Chief Financial Officer. The agreement provides for an annual reviewable remuneration of $155,000.  The Company entered into an employment agreement with Dr. Anne Goodbody as of April 28, 2003. Pursuant to this agreement, Dr. Goodbody serves the Company as its Vice President of Drug Development. The agreement provides for an annual reviewable remuneration of $165,617.  The Company entered into an employment agreement with Susan Langlois as of November 10, 2005. Pursuant to this agreement, Ms. Langlois serves the Company as its Vice President, Regulatory Affairs and Quality Assurance. The agreement provides for an annual reviewable remuneration of $185,000.   The Company entered into an employment agreement with Eldon R. Smith & Associates Ltd. as of February 01, 2007. Pursuant to this agreement, Eldon R. Smith & Associates Ltd. provides the services of Eldon Smith as the Company’s Vice President, Scientific Affairs. The agreement provides for an annual reviewable remuneration of $226,500.

In the case of each of the agreements with Mr. Neil, Dr. Goodbody, and Ms. Langlois, the agreement is terminable at the option of the Company; however, if the agreement is terminated other than for cause, the employee is entitled to a lump-sum payment equal to 6 months cash compensation plus one month for each year of service to a maximum of 12 months.  Each agreement contains standard non-competition and non-solicitation provisions.

There are no amounts set aside or accrued by the Company or its subsidiaries to provide pension, retirement or similar benefits.

B.    Board Practices

Board of Directors

See Items 6A and 6B.

Committees of the Board of Directors

AUDIT COMMITTEE

The Audit Committee of the Board monitors our financial activities, policies, and internal control procedures.  The audit committee is comprised of three independent directors: Benoit La Salle, John Villforth and Ronald Cresswell.

Mr. La Salle is a chartered accountant and is a member of the Quebec Order of Chartered Accountants and the Canadian Institute of Chartered Accountants. He holds a Commerce degree from McGill University and a Master of Business Administration from IMEDE, Switzerland.  In 1980, he founded Grou La Salle & Associés, Chartered Accountants.  Mr. La Salle joined our Board of Directors in 1997.

Rear Admiral Villforth is the Past-President and Executive Director of the Food and Drug Law Institute and the former Director of the FDA Center for Devices and Radiological Health.  He has almost three decades of experiences as a commissioned officer in the U.S. Public Health Service in the Department of Health and Human Services.  Mr. Villforth retired from the public service sector with the rank of Assistant Surgeon General (Rear Admiral).

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

Under the SEC rules implementing the Sarbanes-Oxley Act of 2002, Canadian issuers filing reports in the United States must disclose whether their audit committees have at least one “audit committee financial expert”. The Board has determined that Benoit La Salle qualifies as a financial expert under such rules.  In addition, all members of the Audit Committee are considered financially literate under applicable Canadian laws.

The Audit Committee assists the Board in fulfilling its oversight responsibility to shareholders, potential shareholders, the investment community and others with respect to the Company’s financial statements, financial reporting process, systems of internal accounting and disclosure controls, performance of the external auditors and risk assessment and management.  The Committee has the power to conduct or authorize investigations into any matters within its scope of responsibilities, with full access to all books, records, facilities and personnel of the Company, its auditors and its legal advisors. In connection with such investigations or otherwise in the course of fulfilling its responsibilities under this charter, the Committee has the authority to independently retain special legal, accounting, or other consultants to advise it.

The Audit Committee reviewed with the independent auditor, who is responsible for expressing an opinion on the conformity of the Company’s audited financial statements with US GAAP, their judgments as to the quality, not just the acceptability, of the Company’s accounting principles and such other matters as are required to be discussed with the Audit Committee under Canadian and United States generally accepted auditing standards. In addition, the Audit Committee has discussed with the independent auditor the auditor’s independence from management and the Company including the matters in the written disclosures provided to the Audit Committee by the independent auditor and considered the compatibility of non-audit services with the auditor’s independence.

The Company’s independent auditor is accountable to the Board of Directors and to the Audit Committee. The Board of Directors, through the Audit Committee, has the ultimate responsibility to evaluate the performance of the independent auditor, and through the shareholders, to appoint, replace and compensate the independent auditor. Under the Sarbanes-Oxley Act of 2002, the independent auditor of a public company is prohibited from performing certain non-audit services.  The Audit Committee has adopted procedures and policies for the pre-approval of non-audit services, as described in the audit committee charter.  Under the terms of such policies and procedures, the Audit Committee has adopted a list of pre-approved services, including audit and audit-related services and tax services, and a list of prohibited non-audit services deemed inconsistent with an auditor’s independence.

The list of Pre-Approved Services includes:

1.           Audit Services

•	Audits of the Company’s consolidated financial statements;

•	Statutory audits of the financial statements of the Company’s subsidiaries;

•	Reviews of the quarterly consolidated financial statements of the Company;

•
Services associated with registration statements, prospectuses, periodic reports and other documents filed with securities regulatory bodies (such as the SEC and OSC) or other documents issued in connection with securities offerings (e.g., comfort letters and consent letters) and assistance in responding to comment letters from securities regulatory bodies;

•	Special attest services as required by regulatory and statutory requirements;

•	Regulatory attestation of management reports on internal controls as required by the regulators; and

•
Consultations with the Company’s management as to the accounting or disclosure treatment of transactions or events and/or the actual or potential impact of final or proposed rules, standards or interpretations by the securities regulatory authorities, accounting standard setting bodies (such as the FASB or CICA), or other regulatory or standard setting bodies.

2.	Audit-Related Services

•	Presentations or training on accounting or regulatory pronouncements;

•	Due diligence services related to accounting and tax matters in connection with potential acquisitions / dispositions;

•	Advice and documentation assistance with respect to internal controls over financial reporting and disclosure controls and procedures of the Company;

3.           Tax Services

a.           Compliance Services

•	Assistance with the preparation of corporate income tax returns and related schedules for the Company and its subsidiaries;

•	Assistance with the preparation of Scientific Research & Experimental Development investment tax credit claims and amended tax returns of the company; and

•	Assistance in responding to Canada Revenue Agency or Internal Revenue Service on proposed reassessments and other matters.

b.           Canadian & International Planning Services

•	Advice with respect to cross-border/transfer pricing tax issues;

•	Advice related to the ownership of corporate intellectual property in jurisdictions outside of Canada;

•
Assistance in interpreting and understanding existing and proposed domestic and international legislation, and the administrative policies followed by various jurisdictions in administering the law, including assisting in applying for and requesting advance tax rulings or technical interpretations;

•	Assistance in interpreting and understanding the potential impact of domestic and foreign judicial tax decisions;

•	Assistance and advising on routine planning matters; and

•
Assistance in advising on the implications of the routine financing of domestic and foreign operations, including the tax implications of using debt or equity in structuring such financing, the potential impact of non-resident withholding tax and the taxation of the repatriation of funds as a return of capital, a payment of a dividend, or a payment of interest.

c.           Commodity Tax Services

•	Assistance regarding GST/PST/Customs/Property Tax filings and assessments;

•	Commodity tax advice and compliance assistance with business reorganizations;

•	Advice and assistance with respect to government audits/assessments;

•	Advice with respect to other provincial tax filings and assessments; and

•	Assistance with interpretations or rulings.

The list of Prohibited Services includes:

1.	Bookkeeping or other services related to the preparation of accounting records or financial statements.

2.	Financial information systems design and implementation.

3.	Appraisal or valuation services for financial reporting purposes.

4.	Actuarial services for items recorded in the financial statements.

5.	Internal audit outsourcing services.

6.	Management functions.

7.	Human resources.

8.	Certain corporate finance and other services.

9.	Legal services.

10.	Certain expert services unrelated to the audit.

The Audit Committee also discussed with the Company’s independent auditor the overall scope and plans for their audit.  The Audit Committee meets with the independent auditor, with and without management present, to discuss the results of their examination, their evaluations of the Company’s internal controls, and the overall quality of the Company’s financial reporting. The Audit Committee held four meetings during the twelve-month period ended November 30, 2007.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors (and the Board of Directors approved) that the audited consolidated financial statements be included in the Annual Report for the twelve month period ended November 30, 2007 for filing with the Canadian provincial securities commissions and the United States Securities and Exchange Commission.

The charter of the Audit Committee can also be found on our website at www.vasogen.com.

Report Submitted by the Audit Committee:

Benoit La Salle
Ronald Cresswell
John Villforth

COMPENSATION, NOMINATING, AND CORPORATE GOVERNANCE COMMITTEE

The Compensation, Nominating, and Corporate Governance Committee of the Board of Directors (the “Committee”) is charged with the responsibility of reviewing the Company’s compensation policies and practices, compensation of officers (including the Chief Executive Officer), succession planning, and corporate governance practices. As appropriate, recommendations regarding these issues are made to the Board of Directors (the “Board”).   The Committee consists of three independent and unrelated directors, Terrance H. Gregg, Ronald Cresswell and John C. Villforth.  The Chief Executive Officer absents himself from Board and Committee meetings during voting and deliberation on the Chief Executive Officer’s compensation.

The objectives of the Company’s compensation policies and programs for executive officers are to:

(a)           motivate and reward executive officers for the achievement of corporate and functional objectives;

(b)	recruit and retain executive officers of a high caliber by offering compensation that is competitive with that offered for comparable positions in other biotechnology companies; and

(c)	align the interests of the executive officers with the long-term interests of shareholders and the intermediate and long-term objectives of the Company.

C.    Employees

The number of employees for each of last three fiscal years is as follows:

	2007	2006	2005
Number of Employees	104	125	172

Our employees are not governed by a collective agreement.  We have not experienced a work stoppage and believe our employee relations are satisfactory.

D.    Share Ownership

The following table states the names of the directors and officers of the Company, the positions within the Company now held by them, and the approximate number of shares of the Company beneficially owned or over which control or direction is exercised by each of them as of February 5, 2008.  The following table includes DSUs, but does not reflect shares that may be acquired pursuant to the exercise of stock options.

Name	Position with the Company	Number of Shares Owned
Terrance H. Gregg (1)	Chairman of the Board and Director of the Company.	17,702
Dr. Ronald M. Cresswell	Director of the Company.	35,026
David G. Elsley	Director of the Company.	31,269
Benoit La Salle	Director of the Company.	25,022
Dr. Eldon R. Smith	Senior Vice President, Scientific Affairs and Director of the Company.	7,131
Dr. Calvin R. Stiller	Director of the Company.	15,191
John C. Villforth	Director of the Company.	21,325
Dr. Anthony E. Bolton	Chief Scientific Officer of the Company	28,214
Catherine M. Bouchard	Vice President, Human Resources of the Company	1,020
John A. Geddes	Vice President Marketing and Business Development of the Company	0
Anne Goodbody	Vice President, Drug Development of the Company	550
Susan F. Langlois	Vice President, Regulatory Affairs and Quality Assurance of the Company	244
Graham D. Neil	Vice President, Finance and Chief Financial Officer of the Company	190
Christopher J. Waddick	President and Chief Executive Officer of the Company	38,026

As of February 5, 2008, the directors and executive officers of the Company as a group beneficially owned, directly or indirectly, or exercised control or direction over 220,910 common shares (DSUs included), representing approximately 1% of the issued common shares of the Company.

 (1) The number of common shares for Mr. Gregg includes shares owned in the Gregg Family Trust.

Stock Option Plans

2003 Employee Stock Option Plan

The objectives of the Company’s compensation policies and programs are to motivate and reward officers, other employees, and consultants upon the achievement of significant corporate and functional objectives, to recruit and retain employees of a high caliber by offering compensation that is competitive with that offered for comparable positions in other biotechnology companies across Canada and the United States, and to align employee interests with the long-term interests of shareholders and the intermediate and long-term objectives of the Company.  The 2003 Plan is an integral part of achieving these objectives as it provides officers, employees, and consultants of the Company and its subsidiaries, with the opportunity to participate in the growth and development of the Company.

The 2003 Plan was approved by the Board of Directors on March 15, 2003.  It was approved by the shareholders of the Company at the Annual and Special Meeting of Shareholders held on May 7, 2003.  Two hundred thousand common shares were initially reserved for issuance under the 2003 Plan.  Upon approval by the shareholders in 2003, the 2003 Plan replaced the Company’s previous stock option plan (the “Previous Plan”), and no new options have been granted under the Previous Plan since May 2003.  At the March 2005 Annual and Special Meeting of Shareholders, the number of options authorized for issuance under the 2003 Plan was increased by 300,000 from 200,000 to 500,000. At the March 2006 Annual and Special Meeting of Shareholders, the number of options authorized for issuance under the 2003 Plan was increased by 300,000 from 500,000 to 800,000. At the March 2007 Annual and Special Meeting of the Shareholders, the number of options authorized for issuance under the 2003 Plan was increased by 1,000,000 from 800,000 to 1,800,000.

As of February 5, 2008, the Company currently has options authorized under the 2003 Plan and the Previous Plan to purchase a maximum of 850,702 shares.

Individuals who are eligible to participate in the 2003 Plan are employees, officers, consultants, and members of the Scientific Advisory Board (“SAB”) of the Company.  Directors who are also officers or employees of the Company are eligible participants. Eligible employee and officer participants have the opportunity to be granted options on an annual basis, through the achievement of both key corporate and individual objectives.

The number of common shares reserved for issuance under the Plans at any time to any one person shall not exceed 5% of the number of common shares then issued and outstanding.

The Board of Directors is responsible for granting of options under the Plans, and does so upon the recommendation of the Compensation, Nominating, and Corporate Governance Committee of the Board of Directors.  Under the terms of the Plans, the exercise price for the options is fixed by the Board of Directors. For shares listed on the TSX, the exercise price of the options shall not be less than the closing sale price of the shares on the TSX on the last trading day prior to the grant of the option. The vesting terms of the options are determined by the Board of Directors.  The period for exercising an option shall not exceed ten years beyond the date of grant of the option.

In the event that a participant ceases to be an officer, employee, or consultant of the Company due to reason of resignation or by reason of discharge for cause, then the options shall terminate and cease to be exercisable on the earliest to occur of (a) the effective date upon which the person ceased to be an officer, employee or consultant and (b) the date that notice of dismissal is provided to the person.

The Previous Plan

The Company’s previous stock option plan (the “Plan”), pursuant to which a maximum of 540,000 options or such greater number as shall have been duly approved by the Board of Directors and if required, by any exchange or over-the-counter market on which the common shares may be listed or quoted for trading or any security regulatory authority, and by the shareholders of the Company, may be granted by the Board of Directors to executive officers, directors, employees, consultants and members of the Scientific Advisory Board of the Company in such numbers, for such periods of time, and at exercise prices as the Board may approve and according to the rules and regulations of any stock exchange or dealing network on which the Common Shares may be listed or quoted for trading from time to time.

The amount of shares from time to time reserved under the Plan is not reflective of the number of options that are outstanding at any given time because options that are exercised over time do not replenish the number reserved, but is merely an indication of the number of shares or potential shares in respect of which a listing fee has been paid to the stock exchanges upon which the Company’s shares are listed.

To our knowledge, none of our securities are held in escrow.

Item 7.    Major Shareholders and Related Party Transactions

A.    Major Shareholders

To our knowledge, based on U.S. securities regulatory filings, as of January 31, 2008, no shareholders held more than 5% of the Company’s outstanding common shares.  Renaissance Technologies LLC,  filed a 13G with the Securities Exchange Commission on February 13, 2008, indicating that they held 1,306,680 Vasogen common shares or 5.84% of the Company’s outstanding shares.  Based on records maintained by our transfer agent and a geographic analysis of beneficial shareholders, as of November 28, 2007, the percentage of common shares held in the U.S. is estimated to be 73% and the number of record holders in the U.S. is 36.

To the best of the Company’s knowledge, the Company is not directly or indirectly owned or controlled by another corporation or foreign government or by any other natural or legal entity.

There are no arrangements, known to the Company, the operation of which may at a subsequent date result in a change in control of the Company.

B.    Related Party Transactions

Since the beginning of the Company’s preceding three financial years to the date hereof, there have been no transactions or proposed transactions which are material to the Company or to any associate, holder of ten percent of the Company’s outstanding shares, director or officer or any transactions that are unusual in their nature or conditions to which the Company or any of its subsidiaries was a party.

Item 8.    Financial Information

A.    Consolidated Statements and Other Financial Information

Reference is made to “Item 18. Financial Statements” for the financial statements included in this annual report.

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

Item 9.    Offer and Listing

Not Applicable, except for Item 9A (4) and Item 9C.

Our common shares are listed on the TSX and quoted for trading on the NASDAQ Capital Market.  Prior to February 9, 2007, our common shares were traded on the NASDAQ Global Market.   Prior to December 17, 2003, our common shares were listed on the American Stock Exchange.

The following table sets forth, for the periods indicated, the reported high and low prices (in Canadian dollars) of our common shares on the TSX.  Amounts in this table have been adjusted to reflect our April 17, 2007 share consolidation (reverse split):

YEAR/QUARTER/ MONTH	HIGH	LOW
2003	85.60	30.50
2004	100.60	47.00
2005	73.40	20.80
2006	39.70	3.20
2007	5.70	1.35
Q1 2006	39.70	22.00
Q2 2006	39.30	21.20
Q3 2006	24.00	3.20
Q4 2006	8.50	4.30
Q1 2007	5.70	3.65
Q2 2007	5.20	2.45
Q3 2007	3.01	2.26
Q4 2007	2.49	1.35
Aug 07	2.65	2.31
Sep 07	2.49	2.06
Oct 07	2.26	1.70
Nov 07	1.84	1.35
Dec 07	2.56	1.52
Jan 08	2.70	1.50

The following is a summary of trading of the Company’s Shares on the NASDAQ and AMEX. The prices represent trading on AMEX prior to December 17, 2003, and trading on NASDAQ on and after that date. In December 2003, a high of US$7.50 occurred on NASDAQ, while a low of US$5.31 occurred on the AMEX. The  table sets forth, for the periods indicated, the reported high and low prices (in United States dollars) of our common shares traded on the NASDAQ Global Market and the NASDAQ Capital Market.  Amounts in this table have been adjusted to reflect our share consolidation (reverse split).

YEAR/QUARTER/ MONTH	HIGH	LOW
2003	65.00	18.50
2004	78.00	36.80
2005	60.80	17.50
2006	34.50	2.70
Q1 2006	34.50	19.00
Q2 2006	33.90	18.90
Q3 2006	21.50	2.70
Q4 2006	7.60	3.80
Q1 2007	4.90	3.00
Q2 2007	4.60	2.26
Q3 2007	2.90	2.10

YEAR/QUARTER/ MONTH	HIGH	LOW
Q4 2007	2.40	1.41
Aug 07	2.50	2.15
Sep 07	2.40	2.11
Oct 07	2.34	1.82
Nov 07	1.86	1.41
Dec 07	2.59	1.55
Jan 08	2.68	1.61

Variations from Certain NASDAQ Rules

NASDAQ listing rules permit the Company to follow certain home country practices in lieu of compliance with certain NASDAQ corporate governance rules.  Set forth below are the requirements of Marketplace Rule 4350 that the Company does not follow and the home country practices that it follows in lieu thereof.

Distribution of Annual and Interim Reports:  NASDAQ’s Marketplace Rule 4350(b) requires each issuer, among other things, to distribute to shareholders copies of an annual report containing audited financial statements of the company and its subsidiaries.  The report must be distributed to shareholders a reasonable period of time prior to the company’s annual meeting of shareholders and must be filed on NASDAQ at the time it is distributed to shareholders.  Under the exemption available to Foreign Private Issuers under Marketplace Rule 4350(a)(1), the Company does not follow this NASDAQ rule.  Instead, and in accordance with the NASDAQ exemption, the Company complies with applicable TSX rules and applicable Canadian corporate and securities regulatory requirements.

Shareholder Approval in Connection with Certain Transactions:  NASDAQ’s Marketplace Rule 4350(i) requires each issuer to obtain shareholder approval prior to certain dilutive events, including a transaction other than a public offering involving the sale of 20% or more of the issuer’s common shares outstanding prior to the transaction.  Under the exemption available to Foreign Private Issuers under Marketplace Rule 4350(a)(1), the Company does not follow this NASDAQ rule.  Instead, and in accordance with the NASDAQ exemption, the Company complies with applicable TSX rules and applicable Canadian corporate and securities regulatory requirements.

Item 10.    Additional Information

A.    Share Capital

Not Applicable.

B.    Memorandum and Articles of Association

Common Shares

The Company’s authorized capital consists of an unlimited number of common shares, without par value (“Shares”).

On April 3, 2007, the Company received shareholder approval to consolidate its issued and outstanding common shares on the basis of one post-consolidated common share for every ten pre-consolidated common shares.  The consolidation was implemented on April 17, 2007.  All references to number of common shares issued and outstanding, stock options, deferred share units and warrants, have been amended to give effect to the share consolidation.

At January 31, 2008, there were 22.4 million shares issued and outstanding.  All issued and outstanding Shares are fully paid and non-assessable.

An additional 8.0 million shares have been allotted and reserved for issuance pursuant to outstanding options and warrants.

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

The Company's by-laws provide that the Board may from time to time on the Company's behalf, without authorization of shareholders:

•	borrow money upon credit;

•	issue, reissue, sell or pledge bonds, debentures, notes or other evidences of indebtedness or guarantee of us, whether secured or unsecured;

•
to the extent permitted by the Canada Business Corporations Act, give directly or indirectly financial assistance to any person by means of a loan, a guarantee or otherwise on our behalf to secure performance of any present or future indebtedness, liability or obligation of any person; and

•
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

•
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

Purpose of the Rights Plan

The Rights Plan is designed to give the Company’s shareholders sufficient time to properly assess a take-over bid without undue pressure and to give the Company’s Board of Directors time to consider alternatives to allow the Company’s shareholders to receive full and fair value for their common shares.  Additionally, the Rights Plan is designed to provide shareholders of the Company with equal treatment in a take-over bid.  The desire to ensure that the Company is able to address unsolicited take-over bids for its common shares during the term of the Rights Plan stems from a concern that Canadian take-over bid rules for companies that are subject to unsolicited take-over bids provide too short a response time to ensure that shareholders are offered full and fair value for their shares.

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

Term

Subject to the approval of the proposed amendment to the Rights Plan, the Rights Plan and the share purchase rights (“Rights”) issued thereunder will expire at the close of the Company’s annual meeting of shareholders to be held in 2009, unless the Rights are terminated, redeemed, or exchanged earlier by the Board of Directors.

Issue of Rights

Under the Rights Plan, one Right was issued for each common share outstanding as at 5:00 p.m. (Toronto time) on November 22, 2000 (the “Record Time”) and for each common share issued subsequent to the Record Time (but prior to the earlier of the Separation Time (as defined below) and the redemption or expiration of the Rights).  The Company has entered into a rights plan agreement dated as of November 22, 2000, as amended as of May 7, 2003, which was further amended by agreement effective March 22, 2006, with CIBC Mellon Trust Company of Canada, as rights agent, which provides for the exercise of the Rights, the issue of certificates evidencing the Rights, and other related matters including those described in this annual report.

Rights Exercise Privilege

The Rights separate from the Company’s common shares and become exercisable eight trading days after a person publicly discloses that it has acquired 20% or more of, or commences or announces a take-over bid for, the Company’s outstanding Voting Shares (defined to include the common shares and any other shares that the Company may issue that carry voting rights relating to the election of directors), in each case other than pursuant to a Permitted Bid or a Competing Permitted Bid (each as defined below).  Where a person becomes a beneficial owner of 20% or more of the Company’s common shares and thereby becomes an “Acquiring Person”, this is referred to as a “Flip-in Event.”

Any rights held by an Acquiring Person become void upon the occurrence of the Flip-in Event.  By making any take-over bid other than a Permitted Bid or a Competing Permitted Bid prohibitively expensive for an Acquiring Person, the Rights Plan is designed to require any person interested in acquiring more than 20% of the Company’s common shares to do so by way of a Permitted Bid or a Competing Permitted Bid or to make a take-over bid that the Board of Directors considers to represent the full and fair value of the Company’s common shares.

Prior to the Rights being triggered, they will have no value and no dilutive effect on the Company’s common shares.

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

Acquiring Person

An “Acquiring Person” is a person who Beneficially Owns (as defined in the Rights Plan) twenty percent (20%) or more of the outstanding Voting Shares of the Company.  An Acquiring Person does not, however, include the Company or any subsidiary of the Company, or any person who becomes the Beneficial Owner of twenty percent (20%) or more of the outstanding Voting Shares of the Company as a result of Permitted Bids, Competing Permitted Bids, and certain other exempt transactions.

Permitted Bids and Competing Permitted Bids

A “Permitted Bid” is a take-over bid made by a take-over bid circular in compliance with the following additional provisions:

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

A “Competing Permitted Bid” is a take-over bid that satisfies all of the criteria of a Permitted Bid except that it is made after a Permitted Bid has been made, the minimum deposit period and the time period for the take-up of and payment for shares tendered under a Competing Bid is not 60 days, but is instead the greater of 35 days (the minimum permitted by law) and the 60th day after the date on which the Permitted Bid then in existence was made.

Neither a Permitted Bid nor a Competing Permitted Bid need be approved by the Board of Directors and may be taken directly to the shareholders of the Company.  Acquisitions of common shares made pursuant to a Permitted Bid or a Competing Permitted Bid do not give rise to a Flip-in Event.

Certificates and Transferability

Prior to separation, the Rights will be evidenced by a legend imprinted on the common share certificates of the Company and will not be transferable separately from the common shares.  Common share certificates do not need to be exchanged to entitle a shareholder to these Rights.  The legend will be on all new certificates issued by the Company.  From and after separation, the Rights will be evidenced by Rights certificates and will be transferable separately from the Company’s common shares.

Redemption and Waiver

The Board of Directors may, at any time prior to the occurrence of a Flip-in Event and subject to shareholder approval, elect to redeem all but not less than all of the Rights at a redemption price of $0.0001 per Right (the “Redemption Price”), appropriately adjusted in certain events.  Rights will be deemed to be automatically redeemed at the Redemption Price where a person who has made a Permitted Bid, a Competing Permitted Bid, or a take-over bid otherwise exempted by the Board of Directors takes up and pays for the Company’s shares under the terms of the bid.  If the Board of Directors elects or is deemed to have elected to redeem the Rights, the right to exercise the Rights will terminate, and each Right will, after redemption, be null and void, and the only right thereafter of the holders of Rights shall be to receive the Redemption Price.  Under the Rights Plan, the Board of Directors has discretion to waive application of the Rights Plan to a take-over bid, subject to an automatic waiver with respect to all other take-over bids make while the waived take-over bid is outstanding.  The Board of Directors of the Company may also waive the application of the Rights Plan to a Flip-in Event that occurs through inadvertence, subject to the “inadvertent” Acquiring Person reducing its holding of the Company’s shares within an agreed time.  Other waivers of the Rights Plan will require shareholder approval.

Amendment

Amendments or supplements to the terms of the Rights Plan (other than for clerical errors or to maintain the Rights Plan’s validity as a result of changes in legislation) require prior shareholder approval.  Changes arising from changes in applicable legislation will require subsequent shareholder ratification.

C.    Material Contracts

We have not, during our financial year ended November 30, 2007, entered into any material contracts other than contracts in the ordinary course of business, our agreement with Ferrer dated April 18, 2007, and contracts in connection with the issuance of the common shares and warrants on May 24, 2007 for gross proceeds of US$16,000,000.  The common shares and warrants are described under “Capital Structure”.

On May 24, 2007, we closed purchase agreements with institutional investors to raise US$16 million in gross proceeds through the sale of our common shares at a price of US$3.25. Under the terms of the purchase agreements, we also issued five-year warrants to purchase an additional 3.7 million common shares at an exercise price of US$3.16 per share. If all of the 3.7 million warrants are exercised, we will receive an additional US$11.7 million in gross proceeds.  Pursuant to  engagement agreements, with Rodman & Renshaw LLP and JMP Securities LLC, as placement agents, we paid  an aggregate commission equal to 6.25% of the gross proceeds of the sale of units in the offering and issued compensation warrants to purchase common shares equal to 6% of the aggregate number of common shares sold in the offering. The placement agents in  this transaction together received 295,044 three-year warrants to purchase common shares at US$3.81 per share.

On November 14, 2006, we closed purchase agreements with institutional investors to raise approximately US$20.3 million in gross proceeds through the sale of our common shares at a price of US$4.70 per unit, with each unit consisting of one common share, 0.4 of a series A warrant and 0.1 of a series B warrant.  Each whole series A warrant represents the right, during the term of the warrant, to purchase one common share at a price of US$6.30 per common share.  The series B warrants terminated as at May 14, 2007 and are of no further force or effect.  Pursuant to an engagement agreement with Rodman & Renshaw, LLC, as placement agent, we paid the placement agent an aggregate commission equal to 6% of the gross proceeds of the sale of units in the offering (other than on sales to one former securityholder of ours in respect of which the commission was 3%) and issued compensation warrants to purchase common shares equal to 6% of the aggregate number of common shares sold in the offering (other than on sales to one former securityholder of ours in respect of which the compensation warrants were to purchase common shares equal to 3% of the aggregate number of common shares sold to such former securityholder).  The compensation warrants were substantially on the same terms as the warrants offered, except that the compensation warrants have an exercise price equal to US$6.30, which will expire on November 14, 2009, and will otherwise comply with NASD Rule 2710.

D.    Exchange Controls

Canada has no system of currency exchange controls.  There are no governmental laws, decrees or regulations in Canada that restrict the export or import of capital, including but not limited to, foreign exchange controls, or that affect the remittance of dividends, interest or other payments to non-resident holders of the company’s securities.

E.    Taxation

United States Taxation

Certain Material United States Federal Income Tax Considerations

The following summary is based on the advice of Paul, Weiss, Rifkind, Wharton & Garrison LLP and describes certain material United States federal income tax consequences of the ownership and disposition of our common shares that are generally applicable to a United States person that holds our common shares as capital assets (a “U.S. Holder”) within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). This discussion does not address holders of other securities, including holders of our warrants.  This discussion assumes that we are not a “controlled foreign corporation” for U.S. federal income tax purposes.  The following discussion does not purport to be a complete analysis of all of the potential United States federal income tax  considerations that may be  relevant to  particular holders of our common shares in light of their particular  circumstances nor does it deal with persons  that are  subject to special  tax rules,  such as  brokers,  dealers in securities  or  currencies,   financial  institutions,  insurance companies, tax-exempt organizations,  persons liable for alternative minimum tax, U.S. expatriates, partnerships or other pass-through entities, U.S. Holders who own (directly, indirectly or by attribution) ten percent or more of the total combined voting power of all classes of stock entitled to vote, persons holding our common shares as part of a straddle, hedge or conversion transaction or as part of a synthetic security or other integrated  transaction, traders in securities  that elect to use a  mark-to-market  method of accounting  for their securities  holdings,  holders whose “functional  currency” is not the United States dollar, and holders who are not U.S. Holders.  In addition, the discussion below does not address the tax consequences of the law of any state, locality or foreign jurisdiction or United States federal tax consequences (e.g., estate or gift tax) other than those pertaining to the income tax.  There can be no assurance that the United States Internal Revenue Service (the “IRS”) will take a similar view as to any of the tax consequences described in this summary.

The following is based on currently existing provisions of the Code, existing and proposed Treasury regulations under the Code and current administrative rulings and court decisions.  Everything listed in the previous sentence may change, possibly on a retroactive basis, and any change could affect the continuing validity of this discussion.

Each U.S. Holder and each holder of common shares that is not a U.S. Holder should consult its tax adviser regarding the United States federal income tax consequences of holding our common shares applicable to such holder in light of its particular situation, as well as any tax consequences that may arise under the laws of any  other relevant foreign, state, local, or other taxing jurisdiction.

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

(iii) an estate the income of which is subject to United States federal income taxation regardless of its source; or

(iv) a trust  which (A) is  subject  to the  supervision  of a court  within the United  States and the control of a United States person as described in Section 7701(a)(30) of the Code; or (B) is subject to a valid election under applicable Treasury Regulations to be treated as a United States person.

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

We were a PFIC in the 2007 taxable year and we believe there is a significant likelihood that we will be classified as a PFIC in the 2008 taxable year and possibly in subsequent years. In any event, PFIC status is fundamentally factual in nature, generally cannot be determined until the close of the taxable year in question and is determined annually.

Under applicable attribution rules, if Vasogen is a PFIC, U.S. Holders of common shares will be treated as holding  for certain  purposes of the PFIC rules, stock of Vasogen's subsidiaries (including Vasogen Ireland Limited) that are PFICs. In such case, certain dispositions of, and distributions on, stock of such subsidiaries may have consequences under the PFIC rules directly to U.S. Holders.

In the  absence of any  election,  a U.S. Holder of a PFIC will be taxed under the generally unfavorable rules described below, including loss of favorable capital gains rates and the imposition of an interest  charge,  that apply if the holder recognizes  gain on the sale or other  disposition of the PFIC stock or receives certain  distributions  with  respect  to the stock (see  “-- The  “No  Election” Alternative - Taxation  of Excess  Distributions”).  U.S. Holders may avoid most of these consequences by making a QEF Election with respect to Vasogen,  which will have the consequences described in “-- The QEF Election Alternative.” A U.S. Holder may also consider making an election to mark the common shares to market (a “Mark to Market Election”).

U.S.  HOLDERS  ARE  URGED  TO  CONSULT  THEIR  TAX  ADVISORS  ABOUT  THE  POSSIBLE APPLICABILITY OF THE PFIC RULES AND THE AVAILABILITY OF MAKING A QEF ELECTION TO AVOID ADVERSE U.S. TAX CONSEQUENCES.

The QEF Election Alternative

A U.S. Holder who elects (an  “Electing  U.S. Holder”)  in a timely  manner to treat Vasogen  as a QEF (a “QEF  Election”)  would  include  in gross  income  (and be subject to current  U.S.  federal  income tax on) the U.S. dollar  value of both its pro rata  share of  Vasogen's  ordinary  earnings,  as ordinary  income,  and its pro rata share of Vasogen 's net capital gains, as long-term capital gain, during any  taxable  years  of the U.S.  Holder in which we are classified as a PFIC, regardless of whether such amounts are actually distributed.  An Electing U.S. Holder may further elect, in any given taxable year, to defer payment of the taxes owing as a result of including our ordinary earnings and net capital gains currently in income, subject to certain limitations.  However, if deferred, the taxes will be subject to an interest charge, which will be non-deductible to U.S. Holders that are not corporations.  Distributions  paid out of  earnings  and profits  that  previously  were  taxed to the  Electing  U.S. Holder  shall not be subject to tax again upon distribution.

We believe that we will not have any earnings and profits (as computed for U.S. federal income tax purposes) for the current taxable year and little, if any, earnings and profits for any future taxable year in which our company is a PFIC. In that event, a QEF Election with respect to our common shares would subject a U.S. Holder to correspondingly little, if any, current taxation.  However, there can be no assurance as to these matters.

Similarly,  if Vasogen  Ireland  Limited were  classified as a PFIC, a U.S. Holder that makes a timely QEF Election with respect to Vasogen  Ireland  Limited would be subject to the QEF rules as  described  above  with  respect to the  holder's pro rata share of the ordinary  earnings and net capital gains of Vasogen Ireland Limited.  Earnings of Vasogen  (or  Vasogen  Ireland  Limited)  attributable  to distributions  from Vasogen Ireland Limited that had previously been included in the income of an Electing U.S. Holder under the QEF rules would  generally  not be taxed to the Electing U.S. Holder again.

Upon the sale or other  disposition of common shares,  an Electing U.S. Holder who makes a QEF Election for the first  taxable year in which he owns common  shares will  recognize  capital  gain or loss for U.S. federal  income tax purposes in an amount  equal  to  the  difference  between  the  net  amount  realized  on  the disposition  and the U.S. Holder's  adjusted tax basis in the common shares.  Such gain or loss will be capital gain or loss, which will be long-term capital gain or loss if the U.S. Holder's holding period in the common shares is more than one year and otherwise   will be short-term   capital gain or loss.  The deductibility of capital losses is subject to certain limitations.  If the U.S. Holder is a United  States  resident  (as  defined in section  865 of the Code), gains realized upon  disposition  of a common share by such U.S. Holder  generally will be U.S. source income,  and disposition losses generally will be allocated to reduce U.S. source income.

A QEF Election must be made in a timely manner as specified in applicable Treasury regulations. Generally, the QEF Election must be made in a timely filed federal  income  tax  return of a U.S. Holder  for the first  taxable  year of the foreign  corporation  during  which  the  corporation  was at any  time a  PFIC. Although a QEF Election may be made after the PFIC's first taxable year that was included in the  Electing U.S. Holder's  holding  period,  the  Electing U.S. Holder would continue to be subject to the excess  distribution  rules  described below (see “-- The “No Election” Alternative - Taxation of Excess Distributions”) unless the  holder  makes a Mark to Market  Election,  which  would  result in a deemed disposition of the PFIC stock to which the excess distribution rules may apply.

The QEF Election is made on a shareholder-by-shareholder basis and can be revoked only with the consent of the IRS. A shareholder  makes a QEF Election by attaching  a  completed  IRS Form  8621,  including  a PFIC  annual  information statement,  to a timely filed United States federal income tax return. Even if a QEF Election is not made, a shareholder in a PFIC who is a U.S. person must file a completed IRS Form 8621 every year.

We intend to make available to U.S. Holders timely and accurate information as to our status as a PFIC and intend to comply with all applicable record keeping, reporting and other requirements  so that each U.S. Holder may elect to treat our company as a QEF.

The “No Election” Alternative - Taxation of Excess Distributions

 If we are  classified  as a PFIC for any year during  which a U.S. Holder has held common  shares and that  holder has not made a QEF  Election or a Mark to Market Election,  special  rules may subject  that holder to increased  tax  liability, including  loss of  favorable  capital  gains  rates  and the  imposition  of an interest charge, upon the sale or other disposition of the common shares or upon the receipt of any excess distribution (as defined below). Under these rules:

•	the gain or excess distribution will be allocated ratably over the U.S. Holder's holding period;

•	the amount allocated to the current taxable year and any year prior to the first year in which we are a PFIC will be taxed as ordinary income in the current year;

•	the amount allocated to each of the other taxable years will be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year; and

•	an interest charge for the deemed deferral benefit will be imposed with respect to the resulting tax attributable to each of the other taxable years.

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

Any portion of a distribution paid to a U.S. Holder that does not constitute an excess distribution will be treated as ordinary dividend income to the extent of our current and accumulated earnings and profits (as computed for U.S. federal income tax purposes).  Such dividends generally will not qualify for the dividends-received deduction otherwise available to U.S. corporations. Any amounts treated  as  dividends  paid by a PFIC  do not  constitute  “qualified  dividend income”  within the meaning of Section  1(h)(11) of the Code, and will therefore be ineligible  for taxation at the maximum rate of 15% applicable to individuals who  receive  such  income.  Any such  amounts  in  excess  of our  current  and accumulated  earnings  and  profits  will be applied  against  the  Electing  U.S. Holder's tax basis in the common shares and, to the extent in excess of such tax basis, will be treated as gain from a sale or exchange of such common shares. It is possible that any such gain might be treated as an excess distribution.

Mark to Market Election Alternative

Assuming  that our common shares are treated as  marketable  stock,  a U.S. Holder that  does not make a QEF  Election  may  avoid the  application  of the  excess distribution  rules,  at least in part, by electing to mark the common shares to market  annually,  recognizing  as  ordinary  income or loss each year an amount equal to the  difference  as of the close of the taxable  year  between the fair market  value of its common  shares and the  holder's  adjusted tax basis in the common shares. Any mark to market loss is treated as an ordinary deduction, but only to the extent of the ordinary income that the holder has included pursuant to the election in prior tax years. The electing U.S. Holder's basis in its common shares would be adjusted to reflect any of these income or loss amounts.  Any gain on a disposition of our common shares by an electing U.S. Holder would be treated as ordinary income.  Any loss on such a disposition would be treated as an ordinary deduction, but only to the extent of the ordinary income that the holder has included pursuant to the election in prior tax years. For purposes of making this election, stock of a foreign corporation is “marketable” if it is regularly traded on certain qualified exchanges.  Under applicable Treasury regulations, a “qualified exchange” includes a national securities exchange that is registered with the SEC or the national market system established under the Securities Exchange Act of 1934, as amended (the “1934 Act”) and certain foreign securities exchanges.  Currently, our common shares are traded on a “qualified exchange.” Under applicable Treasury Regulations, PFIC stock traded on a qualified exchange is regularly traded on such exchange for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.  We cannot assure U.S. Holders that our common shares will be treated as regularly traded stock.

With respect to its direct ownership of common shares, a U.S. Holder that receives a  distribution  with  respect to its common  shares will avoid the  unfavorable consequences  applicable to excess  distributions  described above if the holder has made a timely  Mark to  Market  Election  in the first  year of its  holding period during which we are treated as a PFIC. Such distribution would instead be taxed under the rules described in the final paragraph of the above section (“ - The “No Election” Alternative - Taxation of Excess Distributions”).  If a U.S. Holder has held common  shares for one or more taxable years during which we are treated  as a PFIC  and does not make a  timely  Mark to  Market  Election  with respect  to  the  common  shares  held  during  the  first  of  those  years,  a coordination  rule applies to ensure that a later Mark to Market  Election  does not cause the holder to avoid the interest charge on excess  distributions  with respect to amounts attributable to periods before the election.

An election to mark to market applies to the year for which the election is made and the following years unless the PFIC stock ceases to be marketable or the IRS consents to the revocation of the election.  In addition, a U.S. Holder that has made a Mark to Market Election does not include mark to market gains, or deduct mark to market losses, for years when the corporation ceases to be treated as a PFIC.  If a timely QEF Election were made by a U.S. Holder, the mark to market rules would not apply.

The mark to market rules do not appear to prevent the application of the excess distribution rules in respect of stock of Vasogen Ireland Limited in the event that Vasogen Ireland Limited were a considered PFIC. Accordingly, if Vasogen and Vasogen Ireland Limited were both considered PFICs, and a U.S. Holder made a Mark to Market Election with respect to its common shares, the U.S. Holder may remain subject to the excess distribution rules described above with respect to its indirectly owned Vasogen Ireland Limited stock.

Foreign Tax Credits

Regardless of which of the above alternatives applies to a U.S. Holder, any tax withheld by Canadian taxing authorities with respect to distributions on our common shares may, subject to a number of complex limitations, be claimed as a foreign tax credit against a U.S. Holder's United States federal income tax liability or may be claimed as a deduction for United States federal income tax purposes.  The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income.  For this purpose, dividends we distribute with respect to our common shares will be “passive income” or “general income.” Because of the complexity of those limitations, each U.S. Holder should consult its own tax adviser with respect to the amount of foreign taxes that may be claimed as a credit.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to certain payments of dividends on the common shares and to certain payments of proceeds from the sale or exchange of common shares made to U.S. Holders  other than  certain  exempt recipients (such as  corporations).  A U.S. Holder that is not an exempt recipient will  generally be subject to backup  withholding with respect to such payments (currently at a rate of 28%, which rate will be replaced by a 31% rate beginning in 2011) unless the U.S. Holder  provides  an  accurate  taxpayer  identification number and otherwise  complies  with  applicable requirements of the backup withholding rules.

Any amounts  withheld  under the backup  withholding  rules will be allowed as a credit  against the U.S. Holder's  United States  federal  income tax liability or refundable  to the extent that it exceeds such  liability.  A U.S. Holder who does not provide a correct taxpayer identification number may be subject to penalties imposed by the IRS.

Canadian Federal Income Tax Considerations

Taxation

The following summary describes the principal Canadian federal income tax considerations generally applicable to a holder of the Company’s Shares who, for purposes of the Income Tax Act (Canada) (the “Canadian Tax Act”) and the Convention between Canada and the United States of America with Respect to Taxes on Income and on Capital (the “Convention”) and at all relevant times, is resident in the United States and was not and is not resident in Canada, deals at arm’s length and is not affiliated with the Company, holds the Company’s Shares as capital property, does not use or hold and is not deemed to use or hold the Company’s Shares in or in the course of carrying on business in Canada and is not a non-resident insurer and who otherwise qualifies for the full benefit of the Convention (a “United States Holder”).

This following summary is based on the current provisions of the Convention, the Canadian Tax Act and the regulations thereunder, all specific proposals to amend the Canadian Tax Act and the regulations announced by the Minister of Finance (Canada) prior to the date hereof and the Company’s understanding of the administrative practices published in writing by the Canada Revenue Agency prior to the date hereof.  On September 21, 2007, the Minister of Finance (Canada) and the United States Secretary of the Treasury signed the fifth protocol to the Convention (the “Protocol”) which includes amendments to many of the provisions of the Convention, including significant amendments to the limitation on benefits provision and treatment of fiscally transparent entities such as some United States limited liability companies.  The Protocol will enter into force once it is ratified by the United States government (it was ratified by the Canadian government in 2007) and will have effect in some cases from the first day of the calendar year in which the Protocol enters into force.  United States Holders are urged to consult their own tax advisors to determine the impact of the Protocol and their entitlement to relief under the Convention based on their particular circumstances.  This summary does not take into account or anticipate any other changes in the governing law, whether by judicial, governmental or legislative decision or action, nor does it take into account the tax legislation or considerations of any province, territory or non-Canadian (including U.S.) jurisdiction, which legislation or considerations may differ significantly from those described herein.

For the purposes of the Canadian Tax Act, the Canadian tax results of a United States Holder are to be determined using Canadian currency based on the relevant exchange rate applicable thereto.

This summary is of a general nature only and is not intended to be, and should not be interpreted as legal or tax advice to any prospective purchaser or holder of the Company’s Shares and no representation with respect to the Canadian federal income tax consequences to any such prospective purchaser is made.  Accordingly, prospective purchasers and holders of the Company’s shares should consult their own tax advisors with respect to their individual circumstances.

Dividends on the Company’s Shares

Generally, dividends paid by Canadian corporations to non-resident shareholders are subject to a withholding tax of 25% of the gross amount of such dividends.  Pursuant to the Convention, the withholding tax rate on the gross amount of dividends paid to United States Holders is reduced to 15% or, in the case of a United States Holder that is a U.S. corporation which beneficially owns at least 10% of the voting stock of the Canadian corporation paying the dividends, to 5% of the gross amount of such dividends.

Pursuant to the Convention, certain tax-exempt entities that are United States Holders may be exempt from Canadian withholding taxes, including any withholding tax levied in respect of dividends received on the Company’s Shares.

Disposition of the Company’s Shares

In general, a United States Holder will not be subject to Canadian income tax on capital gains arising on the disposition of the Company’s Shares, unless such shares are “taxable Canadian property” within the meaning of the Canada Tax Act and no relief is afforded under the Convention.  Generally, the shares of the Company would be taxable Canadian property of a United States Holder if at any time during the sixty month period immediately preceding a disposition by the United States Holder of such shares, not less than 25% of the issued shares of any class or series of a class of shares of the Company belonged to the United States Holder, to persons with whom the United States Holder did not deal at arm’s length (within the meaning of the Canadian Tax Act), or to the United States Holder and persons with whom the non-resident did not deal at arm’s length (within the meaning of the Canadian Tax Act).  Under the Convention, a capital gain realized by a United States Holder will not be subject to Canadian tax unless the value of the Company’s Shares is derived principally from real property (as defined in the Convention) situated in Canada.

F.    Dividends and Paying Agents

Not Applicable.

G.    Statement by Experts

Not Applicable.

H.    Documents on Display

Copies of the documents referred to in this annual report may be inspected, during normal business hours, at the Company’s headquarters located at 2505 Meadowvale Boulevard, Mississauga, Ontario, L5N 1S2, Canada.

We are required to file reports and other information with the SEC under the Securities Exchange Act of 1934. Reports and other information filed by us with the SEC may be inspected and copied at the SEC’s public reference facilities described above. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements and our officers, Directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Under the Exchange Act, as a foreign private issuer, we are not required to publish financial statements as frequently or as promptly as United States companies.

I.    Subsidiary Information

See Item 4.A. of this annual report.

Item 11.    Qualitative and Quantitative Disclosures about Market Risk

The Company's primary market risk exposures are interest rate risk and foreign currency risk.  The Company is exposed to interest rate risk on its cash and cash equivalents.

The Company's reporting currency is the Canadian dollar. The Company is exposed to foreign exchange risk associated with purchases from U.S. suppliers, cash and cash equivalents.  Gains and losses resulting from the effects of changes in the U.S. dollar to Canadian dollar exchange rate are recorded in income.

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

Credit risk

Financial instruments potentially exposing us to a concentration of credit risk consist principally of cash and cash equivalents.  We  manage this credit risk by maintaining bank accounts with Schedule I banks and investing only in highly rated Canadian and U.S. corporations with securities that are traded on active markets and are capable of prompt liquidation.  We currently hold our cash resources in investments issued and guaranteed by major Canadian financial institutions.

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

In November 2007, the Company entered into a forward foreign exchange contract to purchase, in aggregate, U.S. $12.9 million for $12.5 million in December 2007.  The fair value of this instrument at November 30, 2007 was an asset of $0.4 million.  The related gain was recorded in foreign exchange loss (gain) in the statement of operations, deficit and comprehensive income.

Limitations

The above discussion includes only those exposures that exist as of November 30, 2007 and as a result, does not consider exposures or positions that could arise after that date. The Company's ultimate realized gain or loss with respect to interest rate and exchange rate fluctuations would depend on the exposures that arise during the period and interest and foreign exchange rates.

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

Our internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that our expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as of November 30, 2007, based on the framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation under this framework, management concluded that our internal control over financial reporting was effective as of that date.

KPMG LLP, our independent registered public accounting firm, has issued an attestation report on our internal control over financial reporting as of November 30, 2007.  The attestation report is included as Exhibit 15.2 to this annual report.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no changes in our internal controls over financial reporting during the fourth quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.  During the second quarter, we implemented additional controls surrounding the US GAAP reconciliation.  Based on the results of our testing, these controls were found to be operating effectively at November 30, 2007.

The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events.  There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, including conditions that are remote.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all material information required to be publicly disclosed by a public company is gathered and communicated to management, including the certifying officers, on a timely basis so that the appropriate decisions can be made regarding public disclosure.  As at November 30, 2007, the certifying officers and other members of management evaluated the effectiveness of our disclosure controls and procedures (as this term is defined in the rules adopted by Canadian securities regulatory authorities and the United States Securities and Exchange Commission).  This evaluation included a review of our existing disclosure policy, compliance with regard to that policy, the disclosure controls currently in place surrounding our interim and annual financial statements, MD&A, and other required documents and discussions with management surrounding the process of communicating material information to management and in turn the certifying officers and all procedures taking into consideration the size of the company and the number of employees.  Based on the evaluation described above, the certifying officers have concluded that, as at November 30, 2007, the disclosure controls and procedures were effective to provide reasonable assurance that the information we are required to disclose on a continuous basis in annual and interim filings and other reports is recorded, processed, summarized, and reported or disclosed on a timely basis as required.

Item 16A.    Audit Committee Financial Expert

Under the SEC rules implementing the Sarbanes-Oxley Act of 2002, Canadian issuers filing reports in the United States must disclose whether their audit committees have at least one “audit committee financial expert”. The Board has determined that Benoit La Salle qualifies as a financial expert under such rules.  In addition, all members of the Audit Committee are considered financially literate under applicable Canadian laws.

Item 16B.    Code of Ethics

The Board of Directors’ Code of Conduct and the Employee Code of Conduct for our employees have been implemented. These may be viewed on our website at www.vasogen.com or at www.sedar.com.  No waivers or requests for exemptions from the Codes of Conduct were either requested or granted.

Item 16C.    Principal Accountant Fees and Services

The aggregate amounts billed by our auditors to us for each of the fiscal years ended November 30, 2007 and November 30, 2006 for audit fees, audit-related fees, tax fees and all other fees are set forth below:

	Year Ended November 30, 2007	Year Ended November 30, 2006
Audit Fees (1)	$504,665	$616,869
Audit-Related Fees (2)	$75,000	$4,500
Tax Fees (3)	$133,510	$78,114
All Other Fees	Nil	Nil

Totals	$713,175	$699,483

NOTES:

(1) Audit fees represent fees for our audited annual financial statements, reviews of quarterly interim financial statements, and reviews in connection with our statutory and regulatory filings and with financings completed during 2006 and 2007.

(2) Audit-related fees related to advice and documentation assistance with respect to internal controls over financial reporting

(3) Tax fees consist of fees for tax consultation and tax compliance services for Vasogen Inc., Vasogen Corp., and Vasogen Ireland Limited.

Our auditor is KPMG LLP, Chartered Accountants, Yonge Corporate Centre, 4100 Yonge Street, Toronto, Ontario M2P 2H3.  KPMG LLP has confirmed that it is independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario.

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

PART III.

Item 17.    Financial Statements

See Item 18 below.

Item 18.    Financial Statements

Consolidated Financial Statements (In Canadian dollars) VASOGEN INC. (A DEVELOPMENT STAGE COMPANY) Years ended November 30, 2007, 2006, 2005 and period from December 1, 1987 to November 30, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Vasogen Inc.

 We have audited the accompanying consolidated balance sheets of Vasogen Inc. ("the Company") as of November 30, 2007 and 2006 and the related consolidated statements of operations, deficit and comprehensive income and cash flows for each of the years in the three-year period ended November 30, 2007 and for the period from December 1, 1987 to November 30, 2007. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. We have also audited the accompanying consolidated balance sheets of the Company as of November 30, 2007 and 2006 and the related consolidated statements of operations, deficit and comprehensive income and cash flows for each of the years in the three-year period ended November 30, 2007 in accordance with the standards of the Public Company Accounting Oversight Board (United States). We did not audit the consolidated statements of operations, deficit and comprehensive income and cash flows for the period from inception on December 1, 1987 to November 30, 2007 in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of November 30, 2007 and 2006 and the results of its operations and its cash flows for each of the years in the three-year period ended November 30, 2007 and for the period from December 1, 1987 to November 30, 2007 in conformity with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from US generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in Note 16 to the consolidated financial statements.

On December 1, 2006, the Company adopted retrospectively, without restatement, the new recommendations of CICA Handbook Section 1530, Comprehensive Income, Section 3855, Financial Instruments - Recognition and Measurement, Section 3861, Financial Instruments - Disclosure and Presentation and Section 3251, Equity.  The effect of those changes is discussed in Note 2(p)(ii) to the consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of November 30, 2007, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated January 18, 2008 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG, LLP, Licensed d Public Accountants

Toronto, Canada
January 18, 2008

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Consolidated Balance Sheets
(In thousands of Canadian dollars)

November 30, 2007 and 2006

	2007	2006
Assets
Current assets:
Cash and cash equivalents (note 3)	$23,545	$30,427
Restricted cash (note 4)	-	6,403
Clinical supplies	1,363	1,211
Tax credits recoverable	1,565	1,327
Prepaid expenses and deposits	787	1,384
Change in fair value of forward foreign exchange contracts (note 11)	376	-
	27,636	40,752
Property and equipment (note 5)	414	615

Acquired technology (note 6)	-	253

Deferred financing costs (note 7)	-	150

	$28,050	$41,770

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable	$1,175	$3,369
Accrued liabilities	3,519	5,067
Current portion of senior convertible notes payable (note 7)	-	8,754
	4,694	17,190

Shareholders' equity (notes 8 and 17):
Share capital:
Authorized:
Unlimited common shares, without par value
Issued and outstanding:
22,391,386 common shares (2006 - 15,665,134)	365,670	344,217
Warrants	16,725	11,390
Contributed surplus	22,744	20,347
Deficit	(381,783)	(351,374)
	23,356	24,580

Commitments and contingencies (note 13)
Basis of presentation - future operations (note 1)

	$28,050	$41,770

See accompanying notes to consolidated financial statements.

On behalf of the Board:

/s/ Benoit La Salle	Director	/s/ Ronald M. Cresswell	Director
Benoit L Salle		Ronald M. Cresswell

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Consolidated Statements of Operations, Deficit and Comprehensive Income
(In thousands of Canadian dollars, except per share amounts)

				Period from
				December 1,
				1987 to
	Years ended November 30,			November 30,
	2007	2006	2005	2007
Expenses:

Research and development (note 15)	$12,039	$32,732	$71,421	$238,917
General and administration	14,259	19,251	22,126	117,228
Foreign exchange loss (gain)	1,977	104	(719)	10,970

Loss before the undernoted	(28,275)	(52,087)	(92,828)	(367,115)

Interest expense on senior convertible notes payable	(5)	(930)	(344)	(1,279)

Accretion in carrying value of senior convertible notes payable	(728)	(7,824)	(1,742)	(10,294)

Amortization of deferred financing costs	(154)	(2,495)	(408)	(3,057)

Loss on extinguishment of senior convertible notes payable	(1,754)	(4,995)	-	(6,749)

Investment income	1,310	1,971	2,274	13,325

Change in fair value of embedded derivatives	829	-	-	829

Loss and comprehensive loss for the period	(28,777)	(66,360)	(93,048)	(374,340)

Deficit, beginning of period:
As originally reported	(351,374)	(284,719)	(187,665)	(1,510)
Impact of change in accounting for stock-based compensation (note 2(l))	-	-	(4,006)	(4,006)
Impact of change in accounting for financial instruments on December 1, 2006 (note 2(p)(ii))	(1,632)	-	-	(1,632)
As revised	(353,006)	(284,719)	(191,671)

Charge for acceleration payments on equity component of senior convertible notes payable	-	(295)	-	(295)

Deficit, end of period	$(381,783)	$(351,374)	$(284,719)	$(381,783)

Basic and diluted loss per common share (notes 9 and 17)	$(1.46)	$(7.05)	$(11.65)

See accompanying notes to consolidated financial statements.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Consolidated Statements of Cash Flows
(In thousands of Canadian dollars)

				Period from
				December 1,
				1987 to
	Years ended November 30,			November 30,
	2007	2006	2005	2007
Cash provided by (used in):

Operating activities:
Loss for the period	$(28,777)	$(66,360)	$(93,048)	$(374,340)
Items not involving cash:
Amortization	503	782	589	6,160
Accretion in carrying value of senior convertible notes payable	728	7,824	1,742	10,294
Amortization of deferred financing costs	154	2,495	408	3,057
Loss on extinguishment of senior convertible notes payable	1,754	4,995	-	6,749
Change in fair value of embedded derivatives	(829)	-	-	(829)
Stock-based compensation	1,995	3,083	3,615	9,579
Common shares issued for services	-	36	-	2,485
Unrealized gain on forward foreign exchange contract	(376)	-	-	(376)
Unrealized foreign exchange loss (gain)	2,566	(65)	(542)	11,543
Other	-	-	-	(35)
Change in non-cash operating working capital (note 10(a))	(3,535)	(17,158)	12,634	951
	(25,817)	(64,368)	(74,602)	(324,762)

Financing activities:
Shares and warrants issued for cash	17,345	23,106	52,502	326,358
Warrants exercised for cash	-	-	-	16,941
Options exercised for cash	-	-	627	7,669
Share issue costs	(1,440)	(2,221)	(3,720)	(24,646)
Issue (repayment) of senior convertible notes payable, net (note 7)	(924)	(3,976)	42,790	38,512
Cash released from (placed under) restriction	6,403	5,298	(11,701)	-
Paid to related parties	-	-	-	(234)
	21,384	22,207	80,498	364,600

Investing activities:
Purchases of property and equipment	(49)	(23)	(490)	(2,465)
Purchases of acquired technology	-	-	-	(1,283)
Purchases of marketable securities	-	(80)	(22,999)	(244,846)
Settlement of forward foreign exchange contracts	10	(102)	(4,732)	(4,824)
Maturities of marketable securities	-	23,079	67,651	240,677
	(39)	22,874	39,430	(12,741)

Foreign exchange loss on cash held in foreign currency	(2,410)	(807)	(141)	(3,552)

Increase (decrease) in cash and cash equivalents	(6,882)	(20,094)	45,185	23,545

Cash and cash equivalents, beginning of period	30,427	50,521	5,336	-

Cash and cash equivalents, end of period	$23,545	$30,427	$50,521	$23,545

Supplemental cash flow information (note 10)

See accompanying notes to consolidated financial statements.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2007, 2006, 2005 and
period from December 1, 1987 to November 30, 2007

1.	Basis of presentation - future operations:

Since its inception, the Company has been engaged in the research and commercial development of product candidates for the treatment of disease and has had no commercial operations.  The operations of the Company are not subject to any seasonality or cyclicality factors.

The consolidated financial statements presented have been prepared on the basis that the Company is considered a development stage enterprise and, accordingly, the consolidated statements of operations, deficit and comprehensive income and cash flows also reflect the cumulative amounts from December 1, 1987 (the date development operations commenced) to November 30, 2007.

The Company's future operations are dependant upon its ability to finance the commercialization of its lead product, Celacade™, and the continued development of its product candidate, VP025.  While the Company's ACCLAIM Phase III trial of Celacade did not reach the primary endpoint of significantly reducing the risk of death and cardiovascular hospitalization in the total patient population, this endpoint was met for certain large pre-defined subgroups.  In September 2007, the Company announced plans for a confirmatory study that would support an application for regulatory approval in the United States of its Celecade technology for the treatment of patients with NYHA Class II heart failure.  The Company has received CE Mark regulatory approval for its Celacade medical device technology in the European Union and, in April 2007, entered into a collaborative agreement necessary to commence commercialization in that market.

The Company's commercialization efforts of Celacade and continued development of VP025 are dependent upon its ability to raise additional financing through a combination of equity or debt financing, payments from strategic partners, or upon strategic partners funding directly some or all of the costs of commercialization.  Management believes that the Company currently has sufficient cash and cash equivalents to fund planned expenditures for at least the next 12 months.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2007, 2006, 2005 and
period from December 1, 1987 to November 30, 2007

2.	Significant accounting policies:

These consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"), which, except as described in note 16, conform, in all material respects, with accounting principles generally accepted in the United States ("United States GAAP").

(a)	Principles of consolidation:

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Vasogen Ireland Limited (Irish-incorporated entity established in 1998) and Vasogen Corp. (Delaware-incorporated entity established in 2004).  The functional currency of both subsidiaries is the Canadian dollar.  All intercompany balances and transactions have been eliminated.

(b)	Cash and cash equivalents:

The Company considers unrestricted cash on hand, in banks, in term deposits and in highly liquid government and corporate bonds with original maturities of three months or less as cash and cash equivalents.

(c)	Concentration of credit risk:

Financial instruments potentially exposing the Company to a concentration of credit risk consist principally of cash and cash equivalents.  The Company manages this credit risk by maintaining bank accounts with Schedule I banks and investing only in highly rated Canadian and U.S. corporations with securities that are traded on active markets and are capable of prompt liquidation.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2007, 2006, 2005 and
period from December 1, 1987 to November 30, 2007

2.	Significant accounting policies (continued):

(d)	Property and equipment:

Property and equipment are recorded at cost less any impairment losses recognized in accordance with note 2(g) and amortized on a straight-line basis over their estimated useful lives as follows:

Testing equipment	5 years
Computer and other equipment	5 years
Leasehold improvements	Over term of lease

       (e)    Acquired technology:

Acquired technology, representing part of the Company's platform medical device technology, was stated at amortized cost less any impairment losses recognized in accordance with note 2(g).  Amortization was provided on a straight-line basis over 20 years, representing the term of the acquired patent.

(f)	Deferred financing costs:

Deferred financing costs were comprised primarily of the placement fee and professional fees associated with the issuance of the Company's senior convertible notes payable.  Deferred financing costs were amortized over the term of the convertible notes using the effective yield method.  As a consequence of adopting The Canadian Institute of Chartered Accountants' ("CICA") Handbook Section 3855, Financial Instruments - Recognition and Measurement ("Section 3855"), as described in note 2(p)(ii), deferred financing costs are accounted for as part of the financial liabilities' carrying value at inception.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2007, 2006, 2005 and
period from December 1, 1987 to November 30, 2007

2.	Significant accounting policies (continued):

(g)	Impairment of long-lived assets:

The Company periodically reviews the useful lives and the carrying values of its long-lived assets.  The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.  If the sum of the undiscounted expected future cash flows expected to result from the use and eventual disposition of an asset is less than its carrying amount, it is considered to be impaired.  An impairment loss is measured as the amount by which the carrying amount of the asset exceeds its fair value, which is estimated as the expected future cash flows discounted at a rate commensurate with the risks associated with the recovery of the asset.  As at November 30, 2007 and 2006, no such impairment losses were recorded.

(h)	Research and development:

Research costs are expensed as incurred.  Development costs are expensed as incurred unless they meet the criteria under Canadian GAAP for deferral and amortization.  The Company has not capitalized any such development costs to date.  Total research and development tax credits netted against research and development expenses on the consolidated statements of operations, deficit and comprehensive income are $0.3 million (2006 - $0.8 million; 2005 - $0.2 million; December 1, 1987 to November 30, 2007 - $3.3 million).

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

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2007, 2006, 2005 and
period from December 1, 1987 to November 30, 2007

2.	Significant accounting policies (continued):

(i)	Derivative financial instruments:

The Company is party to forward foreign exchange contracts in order to pursue its investment objectives without changing its foreign currency exposure.  These financial instruments are measured at fair value, which is determined based on amounts quoted by the Company's banker to realize favourable contracts or to settle unfavourable contracts, taking into account foreign exchange rates and the duration of each contract.  The unrealized gain or loss arising from changes in fair value of the forward foreign exchange contracts is included in the determination of loss for the period as the instruments are not considered hedging instruments.

(j)	Translation of foreign currency:

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

The Company accounts for income taxes by the asset and liability method.  Under the asset and liability method, future income tax assets and liabilities are recognized for the future income taxes attributable to temporary differences between the financial statement carrying values of existing assets and liabilities and their respective tax carrying values.  Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the period in which those temporary differences are expected to be recovered or settled.  The effect on future income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the substantive enactment date.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2007, 2006, 2005 and
period from December 1, 1987 to November 30, 2007

2.	Significant accounting policies (continued):

Future income tax assets recognized are reduced by a valuation allowance.  Management has provided a valuation allowance equivalent to the net future income tax asset balances, given that the Company's activities are in the development stage and the uncertainty that it will generate sufficient income for tax purposes to utilize the tax losses in the carryforward period.

The benefits of tax credits for scientific research and development expenditures are recognized in the period the qualifying expenditures are made, provided there is reasonable assurance of recoverability.  The tax credits reduce the cost of property and equipment or research costs, as applicable.

(l)	Stock-based compensation plans:

The Company has two stock-based compensation plans, described in note 8(c).  Prior to December 1, 2004, stock-based awards granted to employees, directors and officers were accounted for using the settlement method.  On December 1, 2004, the Company adopted the fair value method of accounting for stock-based awards to employees, directors and officers granted or modified after December 1, 2002.  This method requires the Company to measure, as compensation cost, the fair value of all employee stock-based awards granted or modified since December 1, 2002 and to amortize this cost over the vesting period of the awards.  Fair value is determined using the Black-Scholes option pricing model.  The Company estimates forfeitures for each grant and incorporates this estimate into the calculation of compensation cost recorded each period.

Stock options and warrants awarded to non-employees are accounted for using the fair value method and expensed as the service or product is received.  The fair value of performance-based options is recognized over the estimated period to achievement of performance conditions.

(m)	Deferred share units plan:

The Company has a deferred share units ("DSU") plan, as described in note 8(d).  On the date of grant, the fair value of each DSU, being the fair market value of the Company's common shares at that date, is recorded as a liability on the Company's consolidated balance sheets.  The value of the DSU liability is adjusted to reflect changes in the market value of the Company's common shares at each period end.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2007, 2006, 2005 and
period from December 1, 1987 to November 30, 2007

2.	Significant accounting policies (continued):

(n)	Basic and diluted loss per common share:

Basic loss per common share is computed by dividing loss for the period by the weighted average number of common shares outstanding during the reporting period.  Diluted loss per common share is computed similarly to basic loss per common share, except that the weighted average number of common shares outstanding is increased to include additional shares from the assumed exercise of stock options and warrants and the conversion of the senior convertible notes payable, if dilutive.  The number of additional shares is calculated by assuming that outstanding stock options and warrants were exercised and that proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting period.  The additional shares would also include those shares issuable upon the assumed conversion of the senior convertible notes payable, with an adjustment to loss for the period to add back any interest paid to the note holders.  These common share equivalents are not included in the calculation of the weighted average number of common shares outstanding for diluted loss per common share when the effect would be anti-dilutive.

(o)	Measurement uncertainty:

The preparation of financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period.  Actual results could differ from those estimates.

The Company has estimated the useful lives of all depreciable assets and the recoverability of property and equipment using estimates of future cash flows and other measures of fair values.  Significant changes in the assumptions with respect to future business plans could result in impairment of property and equipment.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2007, 2006, 2005 and
period from December 1, 1987 to November 30, 2007

2.	Significant accounting policies (continued):

(p)	Changes in accounting policy:

(i)	Accounting changes:

In July 2006, the Accounting Standards Board ("AcSB") issued a replacement of CICA Handbook Section 1506, Accounting Changes ("Section 1506").  The new standard allows for voluntary changes in accounting policy only when they result in the financial statements providing reliable and more relevant information, requires changes in accounting policy to be applied retroactively unless doing so is impracticable, requires prior period errors to be corrected retroactively and calls for enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements.  The adoption of Section 1506, effective December 1, 2006, has no impact on these consolidated financial statements.

(ii)	Financial instruments:

Effective on December 1, 2006, the Company adopted the recommendations of CICA Handbook Section 1530, Comprehensive Income ("Section 1530"); Section 3855; Section 3861, Financial Instruments - Disclosure and Presentation ("Section 3861"); and Section 3251, Equity.  These sections provide standards for recognition, measurement, disclosure and presentation of financial assets, financial liabilities and non-financial derivatives.  Section 1530 provides standards for the reporting and presentation of comprehensive income, which represents the change in equity from transactions and other events and circumstances from non-owner sources.  Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with Canadian GAAP.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2007, 2006, 2005 and
period from December 1, 1987 to November 30, 2007

2.	Significant accounting policies (continued):

Upon adoption of the new standards on December 1, 2006, the Company continued to account for cash equivalents held at that date as held-to-maturity investments, recorded at cost and accrued interest.  The Company designates all new cash equivalents acquired subsequent to December 1, 2006 as held-for-trading investments measured at fair value and the resulting gain or loss is recognized in the consolidated statement of operations, deficit and comprehensive income.  The effect of the change in accounting for cash equivalents is not material.

Accounts payable and accrued liabilities are classified as other financial liabilities.  The senior convertible notes payable were also accounted for as an other financial liability and were accounted for at amortized cost using the effective interest method, which was consistent with the Company's accounting policy prior to the adoption of Section 3855.

Section 3855 requires that the Company identify embedded derivatives that require separation from the related host contract and measure those embedded derivatives at fair value.  Subsequent changes in the fair value of embedded derivatives are recognized in the consolidated statement of operations, deficit and comprehensive income in the period the change occurs.  Freestanding derivatives not designated as hedging items are also measured at fair value with subsequent changes in fair value recognized in the consolidated statement of operations, deficit and comprehensive income in the period the change occurs.

Transactions costs that are directly attributable to the acquisition or issuance of financial assets or liabilities are accounted for as part of the respective asset or liability's carrying value at inception.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2007, 2006, 2005 and
period from December 1, 1987 to November 30, 2007

2.	Significant accounting policies (continued):

The Company identified and measured all embedded derivatives that required separation and determined the fair value of those embedded derivatives at December 1, 2006.  As a result, the Company was required to revise the initial allocation of the proceeds received in connection with the issuance of the senior convertible notes payable, the warrants and the equity classified conversion option on October 7, 2005 and to remeasure any subsequent transactions affecting these items in accordance with Section 3855.  Prior to the adoption of Section 3855, the proceeds received were allocated on a relative fair value basis to the liability component, being the senior convertible notes payable; and to the equity components, being the warrants and the conversion option.  As a consequence of adopting Section 3855, the proceeds initially allocated to the senior convertible notes payable were further allocated to the embedded derivatives at their fair value and the residual amount to the senior convertible notes payable.  Any subsequent transactions affecting the carrying amount of the senior convertible notes payable, the embedded derivatives, the warrants and the equity conversion option were also remeasured in accordance with Section 3855.

As a result of adopting Section 3855, retrospectively without restatement, the Company recorded an increase of $1.6 million to deficit as at December 1, 2006, a decrease in the carrying amount of the senior convertible notes payable of $0.1 million, the initial recognition of an embedded derivatives liability of $0.8 million and an increase in share capital of $0.9 million at December 1, 2006.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2007, 2006, 2005 and
period from December 1, 1987 to November 30, 2007

2.	Significant accounting policies (continued):

(q)	Recent accounting pronouncements issued and not yet applied:

(i)	Financial instruments and capital disclosure:

In October 2006, the AcSB approved disclosure and presentation requirements for financial instruments that revise and enhance the disclosure requirements of Section 3861.  These requirements are included in Section 3862, Financial Instruments - Disclosure ("Section 3862"), which replaces Section 3861, and Section 1535, Capital Disclosures ("Section 1535"), which establishes standards for disclosing information about an entity's capital and how it is managed.

Section 1535 requires disclosure of an entity's objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance.  This standard is effective for the Company for interim and annual financial statements beginning on December 1, 2007.

Section 3862 requires disclosures, by class of financial instrument, that enables users to evaluate the significance of financial instruments for an entity's financial position and performance, including disclosures about fair value.  In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk.  The quantitative disclosures must also include a sensitivity analysis for each type of market risk to which an entity is exposed, showing how net income and other comprehensive income would have been affected by reasonably possible changes in the relevant risk variable.  This standard is effective for the Company for interim and annual financial statements beginning on December 1, 2007.

The Company is currently assessing the impact that Section 3862 and Section 1535 will have on the consolidated financial statements.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2007, 2006, 2005 and
period from December 1, 1987 to November 30, 2007

2.	Significant accounting policies (continued):

(ii)	Financial instruments presentation:

In October 2006, the AcSB approved Section 3863, Financial Instruments - Presentation ("Section 3863"), which replaces Section 3861.  The existing requirements on presentation of financial instruments have been carried forward unchanged to Section 3863.

This standard is effective for the Company for interim and annual financial statements beginning on December 1, 2007 and is expected to have no impact on the Company's consolidated financial statements.

(iii)	Inventories:

In May 2007, the AcSB issued Section 3031, Inventories, which supersedes existing guidance on inventories in Section 3030, Inventories.  This standard introduces significant changes to the measurement and disclosure of inventories, including the requirement to measure inventories at the lower of cost and net realizable value, the allocation of overhead based on normal capacity, the use of the specific cost method for inventories that are not ordinarily interchangeable or goods and services produced for specific purposes, and the reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories.  Inventory policies, carrying amounts, amounts recognized as an expense, write-downs and the reversals of write-downs are required to be disclosed.

This standard is effective for the Company for interim and annual financial statements beginning on December 1, 2008.  The Company is currently assessing the impact that this section will have on its financial position and results of operations.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2007, 2006, 2005 and
period from December 1, 1987 to November 30, 2007

2.	Significant accounting policies (continued):

(iv)	General standards of financial statement presentation:

In May 2007, the AcSB amended Section 1400, General Standards of Financial Statement Presentation, to change the guidance related to management's responsibility to assess the ability of the entity to continue as a going concern.  Management is required to make an assessment of an entity's ability to continue as a going concern and should take into account all available information about the future, which is at least, but is not limited to, 12 months from the balance sheet dates.  Disclosure is required of material uncertainties related to events or conditions that may cast significant doubt upon the entity's ability to continue as a going concern.

These amendments are effective for the Company for interim and annual periods beginning on December 1, 2008.

3.	Cash and cash equivalents:

As at November 30, 2007, the Company held $23.3 million (2006 - $29.9 million) of cash equivalents, of which $0.1 million (U.S. $0.1 million) (2006 - $1.0 million (U.S. $0.9 million)) are denominated in U.S. dollars.  Cash equivalents consist of highly liquid government and corporate bonds having a single "A" rating or greater.

4.	Restricted cash:

As at November 30, 2006, the Company had restricted cash of $6.4 million (U.S. $5.6 million).  Restricted cash represented cash on deposit to secure the letter of credit provided as security to the holders of the senior convertible notes payable.  The senior convertible notes payable were repaid in full in April 2007 and the letter of credit expired on July 3, 2007.  The obligation to retain a balance in restricted cash ceased at that time.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2007, 2006, 2005 and
period from December 1, 1987 to November 30, 2007

5.	Property and equipment:

		Accumulated	Net book
2007	Cost	amortization	value

Testing equipment	$936	$820	$116
Computer and other equipment	611	440	171
Leasehold improvements	366	239	127

	$1,913	$1,499	$414

		Accumulated	Net book
2006	Cost	amortization	value

Testing equipment	$936	$715	$221
Computer and other equipment	562	369	193
Leasehold improvements	366	165	201

	$1,864	$1,249	$615

In 2007, amortization expense was $0.3 million (2006 - $0.5 million; 2005 - $0.3 million).

6.	Acquired technology:

	2007	2006

Cost	$4,081	$4,081
Less accumulated amortization	4,081	3,828

Net book value	$-	$253

In 2007, amortization expense was $0.3 million (2006 - $0.3 million; 2005 - $0.3 million).

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2007, 2006, 2005 and
period from December 1, 1987 to November 30, 2007

7.	Senior convertible notes payable:

On October 7, 2005, the Company, through its wholly owned subsidiary, Vasogen Ireland Limited, issued 6.45% U.S. $40.0 million senior convertible notes payable and 0.3 million common share purchase warrants for net proceeds of $42.8 million (gross proceeds of $47.0 million (U.S. $40.0 million) less issuance costs of $4.2 million).  The notes were repaid on April 1, 2007.

As a consequence of adopting Section 3855 effective December 1, 2006 as described in note 2, the Company revised previously reported amounts related to the senior convertible notes payable as follows:

	As originally
	reported,	Effect of	As revised,
	November 30,	adopting	December 1,
	2006	Section 3855	2006

Current liabilities:
Senior convertible notes payable	$8,754	$(104)	$8,650
Embedded derivative instruments	-	829	829
Non-current asset:
Deferred financing costs	150	4	154

During the year ended November 30, 2007, the Company repaid and extinguished the senior convertible notes payable by issuing a total of 1.8 million common shares having an aggregate fair value of $10.4 million, and paying cash of $0.9 million.  The Company recorded a loss on extinguishment of senior convertible notes payable of $1.8 million.  The equity conversion option of the senior convertible notes expired unexercised and was reduced by $1.6 million to nil.

The Company recorded nominal interest expense for the year ended November 30, 2007.  Interest was settled in cash.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2007, 2006, 2005 and
period from December 1, 1987 to November 30, 2007

7.	Senior convertible notes payable (continued):

The following table sets out the continuity of the senior convertible notes payable since November 30, 2005:

			Impact on
			senior
	Number of		convertible
	common	Number of	notes
	shares	warrants	payable

Balance, November 30, 2005	-	-	$35,454
December 1, 2005 instalment payment in advance applied	77	-	(2,122)
Instalment payments settled in cash	-	-	(3,976)
Instalment payments settled in shares	2,697	-	(19,849)
Acceleration payments settled in common shares and warrants	411	178	(7,265)
Conversion by note holder to common shares	10	-	(263)
Accretion in carrying value	-	-	7,824
Impact of foreign exchange	-	-	(1,049)

Balance, November 30, 2006, as originally reported	3,195	178	8,754
Change in accounting for senior convertible notes as a result of adopting Section 3855 (note 2)	-	-	(104)

Balance, November 30, 2006, as revised	3,195	178	8,650
December 1, 2006 instalment payment in advance applied	-	-	(1,872)
Instalment payments settled in cash	-	-	(924)
Instalment payments settled in shares	1,809	-	(6,437)
Adjustment for twelve-day weighted average share price	-	-	(313)
Accretion in carrying value	-	-	728
Impact of foreign exchange	-	-	168

Balance, November 30, 2007	5,004	178	$-

	2007	2006

Par value of senior convertible notes payable	$-	$9,379
Balance remaining to be accreted	-	(625)

Senior convertible notes payable	$-	$8,754

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2007, 2006, 2005 and
period from December 1, 1987 to November 30, 2007

8.	Shareholders' equity:

(a)	Consolidated statement of shareholders' equity:

		Common					Period from
		shares'					December 1,
		average					1987 to
	Number	share	Share	Contributed			November 30,
	of shares	price	capital	surplus	Warrants	Deficit	2007

Balance, December 1, 1987	103		$1,213	$-	$-	$(1,510)	$(297)
Shares issued for cash	13	15.00	195	-	-	-	195
Shares issued for services	1	17.00	17	-	-	-	17
Shares issued to acquire a license	157	15.13	2,375	-	-	-	2,375
Loss	-		-	-	-	(755)	(755)

Balance, November 30, 1988	274		3,800	-	-	(2,265)	1,535
Loss	-		-	-	-	(601)	(601)

Balance, November 30, 1989	274		3,800	-	-	(2,866)	934
Shares issued for cash	25	42.44	1,061	-	-	-	1,061
Options exercised	5	21.00	105	-	-	-	105
Shares issued for services	1	45.00	45	-	-	-	45
Debt conversion	18	11.11	200	-	-	-	200
Loss	-		-	-	-	(725)	(725)

Balance, November 30, 1990	323		5,211	-	-	(3,591)	1,620
Shares issued for cash	68	13.36	909	-	-	-	909
Options exercised	2	15.00	30	-	-	-	30
Shares issued for services	9	18.66	168	-	-	-	168
Shares issued to acquire a license	7	14.28	100	-	-	-	100
Loss	-		-	-	-	(593)	(593)

Balance, November 30, 1991	409		6,418	-	-	(4,184)	2,234

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2007, 2006, 2005 and
period from December 1, 1987 to November 30, 2007

8.	Shareholders' equity (continued):

		Common					Period from
		shares'					December 1,
		average					1987 to
	Number	share	Share	Contributed			November 30,
	of shares	price	capital	surplus	Warrants	Deficit	2007

Balance, November 30, 1991	409		6,418	-	-	(4,184)	2,234
Shares issued for cash	2	22.00	44	-	-	-	44
Options exercised	13	18.38	239	-	-	-	239
Shares issued for services	8	25.25	202	-	-	-	202
Debt conversion	43	10.46	450	-	-	-	450
Loss	-		-	-	-	(975)	(975)

Balance, November 30, 1992	475		7,353	-	-	(5,159)	2,194
Shares issued for cash	7	21.42	150	-	-	-	150
Warrants exercised	12	16.91	203	-	-	-	203
Options exercised	5	19.20	96	-	-	-	96
Shares issued for services	10	20.20	202	-	-	-	202
Loss	-		-	-	-	(752)	(752)

Balance, November 30, 1993	509		8,004	-	-	(5,911)	2,093
Shares issued for cash	77	13.06	1,006	-	-	-	1,006
Share issue costs	-	-	(192)	-	-	-	(192)
Warrants exercised	14	17.64	247	-	-	-	247
Options exercised	3	14.66	44	-	-	-	44
Shares issued for services	3	20.00	60	-	-	-	60
Loss	-		-	-	-	(996)	(996)

Balance, November 30, 1994	606		9,169	-	-	(6,907)	2,262

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2007, 2006, 2005 and
period from December 1, 1987 to November 30, 2007

8.	Shareholders' equity (continued):

		Common					Period from
		shares'					December 1,
		average					1987 to
	Number	share	Share	Contributed			November 30,
	of shares	price	capital	surplus	Warrants	Deficit	2007

Balance, November 30, 1994	606		9,169	-	-	(6,907)	2,262
Shares issued for cash	346	10.00	3,460	-	-	-	3,460
Share issue costs	-	-	(294)	-	-	-	(294)
Warrants exercised	19	4.89	93	-	-	-	93
Options exercised	12	5.00	60	-	-	-	60
Shares issued for services	24	10.25	246	-	-	-	246
Loss	-		-	-	-	(2,323)	(2,323)

Balance, November 30, 1995	1,007		12,734	-	-	(9,230)	3,504
Shares issued for cash	356	10.99	3,913	-	-	-	3,913
Share issue costs	-	-	(962)	-	-	-	(962)
Warrants exercised	340	13.35	4,539	-	-	-	4,539
Options exercised	39	6.28	245	-	-	-	245
Shares issued for services	63	11.87	748	-	-	-	748
Shares issued to acquire license	27	12.00	324	-	-	-	324
Loss	-		-	-	-	(4,862)	(4,862)

Balance, November 30, 1996	1,832		21,541	-	-	(14,092)	7,449
Shares issued for cash	306	24.92	7,625	-	-	-	7,625
Share issue costs	-	-	(312)	-	-	-	(312)
Warrants exercised	135	12.00	1,621	-	-	-	1,621
Options exercised	49	9.84	482	-	-	-	482
Shares issued for services	12	17.92	215	-	-	-	215
Loss	-		-	-	-	(7,991)	(7,991)

Balance, November 30, 1997	2,334		31,172	-	-	(22,083)	9,089

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2007, 2006, 2005 and
period from December 1, 1987 to November 30, 2007

8.	Shareholders' equity (continued):

		Common					Period from
		shares'					December 1,
		average					1987 to
	Number	share	Share	Contributed			November 30,
	of shares	price	capital	surplus	Warrants	Deficit	2007

Balance, November 30, 1997	2,334		31,172	-	-	(22,083)	9,089
Shares issued for cash	288	17.50	5,043	-	-	-	5,043
Share issue costs	-	-	(479)	-	-	-	(479)
Warrants exercised	23	11.00	253	-	-	-	253
Options exercised	10	9.50	95	-	-	-	95
Shares issued for services	3	18.33	55	-	-	-	55
Loss	-		-	-	-	(7,312)	(7,312)

Balance, November 30, 1998	2,658		36,139	-	-	(29,395)	6,744
Shares issued for cash	659	14.90	9,825	-	-	-	9,825
Share issue costs	-	-	(934)	-	-	-	(934)
Warrants exercised	163	10.67	1,739	-	-	-	1,739
Options exercised	59	12.27	724	-	-	-	724
Shares issued for services	21	12.33	259	-	-	-	259
Loss	-		-	-	-	(7,915)	(7,915)

Balance, November 30, 1999	3,560		47,752	-	-	(37,310)	10,442
Shares issued for cash	374	95.32	35,650	-	-	-	35,650
Share issue costs	-	-	(1,812)	-	-	-	(1,812)
Warrants exercised	398	17.33	6,898	-	-	-	6,898
Options exercised	139	14.85	2,064	-	-	-	2,064
Shares issued for services	4	58.25	233	-	-	-	233
Loss	-		-	-	-	(9,961)	(9,961)

Balance, November 30, 2000	4,475		90,785	-	-	(47,271)	43,514

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2007, 2006, 2005 and
period from December 1, 1987 to November 30, 2007

8.	Shareholders' equity (continued):

		Common					Period from
		shares'					December 1,
		average					1987 to
	Number	share	Share	Contributed			November 30,
	of shares	price	capital	surplus	Warrants	Deficit	2007

Balance, November 30, 2000	4,475		90,785	-	-	(47,271)	43,514
Shares issued for cash	140	85.29	11,941	-	-	-	11,941
Share issue costs	-	-	(121)	-	-	-	(121)
Options exercised	22	19.50	429	-	-	-	429
Loss	-		-	-	-	(14,389)	(14,389)

Balance, November 30, 2001	4,637		103,034	-	-	(61,660)	41,374
Shares issued for cash	515	48.54	25,000	-	-	-	25,000
Share issue costs	-	-	(1,901)	-	-	-	(1,901)
Options exercised	41	13.17	540	-	-	-	540
Loss	-		-	-	-	(19,507)	(19,507)

Balance, November 30, 2002	5,193		126,673	-	-	(81,167)	45,506
Shares issued for cash	948	53.45	50,669	-	-	-	50,669
Share issue costs	-	-	(5,898)	-	-	-	(5,898)
Warrants exercised	25	53.88	1,347	-	-	-	1,347
Options exercised	36	16.36	589	-	-	-	589
Fair value of stock options and warrants issued to consultants	-	-	-	744	1,456	-	2,200
Loss	-		-	-	-	(31,948)	(31,948)

Balance, November 30, 2003	6,202		173,380	744	1,456	(113,115)	62,465

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2007, 2006, 2005 and
period from December 1, 1987 to November 30, 2007

8.	Shareholders' equity (continued):

		Common					Period from
		shares'					December 1,
		average					1987 to
	Number	share	Share	Contributed			November 30,
	of shares	price	capital	surplus	Warrants	Deficit	2007

Balance, November 30, 2003	6,202		173,380	744	1,456	(113,115)	62,465
Shares issued for cash	978	78.64	76,913	-	-	-	76,913
Share issue costs	-	-	(6,128)	-	-	-	(6,128)
Options exercised	53	24.53	1,300	-	-	-	1,300
Fair value of stock options issued to consultants	-	-	-	455	-	-	455
Loss	-		-	-	-	(74,550)	(74,550)

Balance, November 30, 2004, as originally reported	7,233		245,465	1,199	1,456	(187,665)	60,455
Change in accounting for stock-based compensation	-	-	55	3,951	-	(4,006)	-

Balance, November 30, 2004, as revised	7,233		245,520	5,150	1,456	(191,671)	60,455

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2007, 2006, 2005 and
period from December 1, 1987 to November 30, 2007

8.	Shareholders' equity (continued):

		Common					Period from
		shares'					December 1,
		average					1987 to
	Number	share	Share	Contributed			November 30,
	of shares	price	capital	surplus	Warrants	Deficit	2007

Balance, November 30, 2004, as revised	7,233		245,520	5,150	1,456	(191,671)	60,455
Shares issued for cash	901	58.27	52,502	-	-	-	52,502
Share issue costs	-	-	(3,720)	-	-	-	(3,720)
Fair value of stock options granted	-	-	-	3,826	-	-	3,826
Options exercised	15	41.80	627	-	-	-	627
Shares issued in advance for instalment payment on senior convertible notes payable	77	26.42	2,034	-	-	-	2,034
Instalment payment made in advance	-	-	(2,032)	8,774	-	-	6,742
Senior convertible notes	-	-	-	-	4,273	-	4,273
Financing costs on equity component of senior convertible notes	-	-	-	(789)	(384)	-	(1,173)
Transfer of stock options exercised	-	-	76	(76)	-	-	-
Transfer of forfeited unvested options	-	-	-	(211)	-	-	(211)
Loss	-		-	-	-	(93,048)	(93,048)

Balance, November 30, 2005	8,226		295,007	16,674	5,345	(284,719)	32,307

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2007, 2006, 2005 and
period from December 1, 1987 to November 30, 2007

8.	Shareholders' equity (continued):

		Common					Period from
		shares'					December 1,
		average					1987 to
	Number	share	Share	Contributed			November 30,
	of shares	price	capital	surplus	Warrants	Deficit	2007

Balance, November 30, 2005	8,226		295,007	16,674	5,345	(284,719)	32,307
Public offering (b)	4,319	4.19	18,082	-	5,024	-	23,106
Fair value of broker warrants (b)	-	-	-	-	705	-	705
Share issue costs (b)	-	-	(2,376)	-	(550)	-	(2,926)
Shares issued for deferred share units	2	18.00	36	-	-	-	36
Fair value of stock options granted	-	-	-	3,682	-	-	3,682
Shares issued for instalment payments on senior convertible notes payable	2,697	8.70	23,481	-	-	-	23,481
Shares and warrants issued for acceleration payments on senior convertible notes payable	411	23.66	9,723	(807)	2,322	(295)	10,943
Holders' conversion of notes	10	32.20	322	(59)	-	-	263
December 1, 2006 instalment payment made in advance	-	-	(2,090)	-	-	-	(2,090)
December 1, 2005 instalment payment in advance applied	-	-	2,032	-	-	-	2,032
Reversal of forfeited unvested options	-	-	-	(599)	-	-	(599)
Transfer of forfeited and expired vested warrants	-	-	-	1,456	(1,456)	-	-
Loss	-		-	-	-	(66,360)	(66,360)

Balance, November 30, 2006, as originally reported	15,665		344,217	20,347	11,390	(351,374)	24,580

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2007, 2006, 2005 and
period from December 1, 1987 to November 30, 2007

8.	Shareholders' equity (continued):

		Common					Period from
		shares'					December 1,
		average					1987 to
	Number	share	Share	Contributed			November 30,
	of shares	price	capital	surplus	Warrants	Deficit	2007

Balance, November 30, 2006, as originally reported	15,665		344,217	20,347	11,390	(351,374)	24,580
Impact of change in accounting for financial instruments	-	-	914	-	-	(1,632)	(718)

Balance, November 30, 2006, as revised	15,665		345,131	20,347	11,390	(353,006)	23,862
Public offering (b)	4,917	2.32	11,425	-	5,920	-	17,345
Fair value of broker warrants	-	-	-	-	470	-	470
Share issue costs	-	-	(1,257)	-	(653)	-	(1,910)
Fair value of stock options granted	-	-	-	1,995	-	-	1,995
Shares issued for instalment payments on senior convertible notes	1,809	4.58	8,281	-	-	-	8,281
December 1, 2006 instalment made in advance	-	-	2,090	-	-	-	2,090
Transfer of expired warrants	-	-	-	402	(402)	-	-
Loss	-		-	-	-	(28,777)	(28,777)

Balance, November 30, 2007	22,391		$365,670	$22,744	$16,725	$(381,783)	$23,356

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2007, 2006, 2005 and
period from December 1, 1987 to November 30, 2007

8.	Shareholders' equity (continued):

(b)	Share issuances:

On May 24, 2007, the Company issued 4.9 million common shares and 3.7 million five-year warrants for gross cash proceeds of $17.3 million (U.S. $16.0 million) (net proceeds of $15.4 million after costs of issuance of $1.9 million).  In addition, the Company issued 0.3 million broker warrants to the placement agent in connection with the financing.  The terms of the warrants are described in note 8(e).  The proceeds were allocated to the common shares and warrants based on their relative fair values.  The fair value of the warrants was estimated using the Black-Scholes option pricing model using the following assumptions:

	Five-year	Broker
	warrants	warrants

Dividend yield	-	-
Risk-free interest rates	4.41%	4.43%
Volatility	93%	115%
Expected life of warrants	5.0 years	3.0 years

On November 14, 2006, the Company issued 4.3 million common shares, 1.7 million five-year warrants and 0.4 million six-month warrants to purchase common shares for gross cash proceeds of $23.1 million (U.S. $20.3 million) (net proceeds of $20.2 million after cost of issuance of $2.9 million).  In addition, the Company issued 0.3 million broker warrants to the placement agent in connection with the financing.  The terms of the warrants are described in note 8(e).  The proceeds were allocated to the common shares and warrants based on their relative fair values.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2007, 2006, 2005 and
period from December 1, 1987 to November 30, 2007

8.	Shareholders' equity (continued):

(c)	Stock-based compensation plans:

In May 2003, the Company adopted two new stock option plans (the "2003 Employee Plan" and the "2003 Director Plan") to eventually replace the Company's existing stock option plan (the "Existing Plan").  All grants of options after May 2003 are made from the new plans and no further option grants will be made under the Existing Plan.  The Company reserved for issuance 200,000 common shares under the 2003 Employee Plan and 25,000 common shares under the 2003 Director Plan.  In March 2005, the Company's shareholders approved increasing the maximum number of common shares under the 2003 Employee Plan to 500,000.  In March 2006, the Company's shareholders also approved increasing the maximum number of common shares under the 2003 Employee Plan to 800,000 and the 2003 Director Plan to 50,000.  In April 2007, the Company's shareholders approved increasing the maximum number of common shares under the 2003 Employee Plan to 1,800,000.  In addition, the Company's shareholders approved amending the 2003 Employee Plan to allow restricted stock units to be granted.  No restricted stock units were issued or outstanding as at November 30, 2007.  Each option granted allows the holder to purchase one common share at an exercise price not less than the closing price of the Company's common shares on The Toronto Stock Exchange on the last trading day prior to the grant of the option.  Options granted under these plans have a maximum term of 10 years and generally vest over a period of up to three years.

As at November 30, 2007, there were 1.0 million (2006 - 0.2 million; 2005 - 0.3 million) options and restricted stock units available for grant.

	2007		2006		2005
		Weighted		Weighted		Weighted
		average		average		average
	Number of	exercise	Number of	exercise	Number of	exercise
	options	price	options	price	options	price
Outstanding, beginning of year	812	$30.30	431	$56.00	352	$60.10
Issued	404	3.19	502	13.80	130	46.50
Exercised	-	-	-	-	(15)	43.20
Expired or cancelled	(337)	22.97	(121)	53.00	(36)	67.30
Outstanding, end of year	879	20.67	812	30.30	431	56.00
Exercisable, end of year	402		313		259

The table above includes 2,500 (2006 - 24,497; 2005 - 29,363) options granted to non-employees for a fair value of $8,700 (2006 - $0.2 million; 2005 - $0.8 million) all of which was recorded as an expense in 2007.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2007, 2006, 2005 and
period from December 1, 1987 to November 30, 2007

8.	Shareholders' equity (continued):

The following table provides information on options outstanding and exercisable as of November 30, 2007:

	Options outstanding			Options exercisable
			Weighted
		Weighted	average		Weighted
		average	remaining		average
Exercise	Number	exercise	contractual	Number	exercise
price	outstanding	price	life (years)	exercisable	price

$2.12 - $ 4.29	218	$2.12	9.8	17	$2.12
$4.30 - $ 4.90	126	4.56	8.8	49	4.84
$4.91 - $ 7.50	180	6.48	8.6	63	6.50
$7.51 - $32.10	136	27.41	6.9	71	28.11
$32.11 - $92.10	219	55.93	2.7	202	56.28
	879	20.67	7.2	402	34.99

The aggregate intrinsic value of exercisable options as at November 30, 2007 and 2006 was nil.

The weighted average remaining contractual life of exercisable options is 5.1 years.

The fair value of stock-based compensation was estimated using the Black-Scholes option pricing model at the grant date using the following assumptions:

	2007	2006	2005
Dividend yield	-	-	-
Weighted average risk-free interest rate	4.19%	4.10%	3.77%
Volatility factor of the expected market price of the Company's common shares	95.3%	87.3%	73.2%
Weighted average expected life of the employment options	6.0 years	5.9 years	4.7 years

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2007, 2006, 2005 and
period from December 1, 1987 to November 30, 2007

8.	Shareholders' equity (continued):

The resulting weighted average fair value per share at the grant date of the employee and non-employee stock-based compensation issued in fiscal 2007 is $2.34 (2006 - $9.60; 2005 - $29.60).

Total compensation cost for stock-based compensation arrangements recognized in income in fiscal 2007 was $2.0 million (2006 - $3.1 million; 2005 - $3.6 million).

On exercise of options, the Company's policy is to issue shares from treasury.

(d)	Deferred share units:

Effective January 1, 2004, the Company established a plan to grant DSUs to its non-management directors and reserved a maximum of 25,000 common shares for issuance under the plan.  In April 2007, the Company's shareholders approved increasing the maximum number of common shares under the DSU plan to 125,000.  Under the plan, the directors will defer any cash remuneration that they would have otherwise received for services rendered and in lieu thereof will receive the number of DSUs which is equivalent in value to the remuneration deferred.  A DSU is a unit equivalent in value to one common share of the Company based on the trading price of the Company's common shares on The Toronto Stock Exchange.  Upon termination of board service, the director will be able to redeem DSUs based upon the then market price of the Company's common shares on the date of redemption in exchange for any combination of cash or common shares as the Company may determine.

The Company recorded $0.2 million (2006 - $0.3 million; 2005 - $0.3 million) in compensation expense relating to 58,140 (2006 - 14,476; 2005 - 5,202) DSUs granted in 2007 for services rendered during the year.  As at November 30, 2007, 78,049 (2006 - 19,909) DSUs are issued and outstanding with a value of $0.1 million (2006 - $0.1 million) based upon the market value of the Company's common shares at November 30, 2007.  No DSUs were exercised in 2007.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2007, 2006, 2005 and
period from December 1, 1987 to November 30, 2007

8.	Shareholders' equity (continued):

(e)	Warrants:

As at November 30, the warrants which are outstanding and exercisable are as follows:

	2007	2006	2005
Outstanding, beginning of year	2,927	431	98
Issued	3,983	2,594	333
Exercised	-	-	-
Expired	(432)	(98)	-
Outstanding, end of year	6,478	2,927	431
Exercisable, end of year	6,478	2,927	431

The following table provides information on warrants outstanding as of November 30, 2007:

Exercise	Number		Shares issuable
price	outstanding	Expiry	upon exercise
U.S. $13.59	333	October 7, 2010	736
U.S. $14.05	39	February 28, 2011	86
U.S. $13.59	39	March 31, 2011	86
U.S. $13.59	39	April 30, 2011	86
U.S. $ 13.59	61	May 31, 2011	134
U.S. $ 6.30	1,728	November 14, 2011	1,728
U.S. $ 6.30	256	November 14, 2009	256
U.S. $ 3.16	3,688	May 24, 2012	3,688
U.S. $ 3.81	295	May 24, 2010	295
	6,478		7,095

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2007, 2006, 2005 and
period from December 1, 1987 to November 30, 2007

9.	Loss per share:

The computations for basic and diluted loss per share are as follows:

	2007	2006	2005
Loss for the year	$(28,777)	$(66,360)	$(93,048)

Weighted average number of common shares outstanding:
Basic and diluted	19,717	9,408	7,987

Loss per common share:
Basic and diluted	$(1.46)	$(7.05)	$(11.65)

The options and warrants to purchase common shares and the senior convertible notes payable are not included in the calculation of diluted loss per share because the Company has a loss for each period presented and to do so would be anti-dilutive.

10.	Consolidated statements of cash flows:

(a)	Change in non-cash operating working capital:

				Period from
				December 1,
				1987 to
	Years ended November 30,			November 30,
	2007	2006	2005	2007

Decrease (increase) in:
Clinical supplies	$(152)	$651	$942	$(1,363)
Tax credits recoverable	(238)	(197)	466	(1,565)
Prepaid expenses and deposits	597	239	227	(755)
Increase (decrease) in:
Accounts payable and accrued liabilities	(3,742)	(17,851)	10,999	4,634
	$(3,535)	$(17,158)	$12,634	$951

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2007, 2006, 2005 and
period from December 1, 1987 to November 30, 2007

10.	Consolidated statements of cash flows (continued):

(b)	Supplemental disclosure of non-cash transactions:

				Period from
				December 1,
				1987 to
	Years ended November 30,			November 30,
	2007	2006	2005	2007

Non-cash financing activities:
Warrants and options issued as share issue costs	$470	$705	$-	$(2,944)
Shares issued for services	-	36	-	2,485
Debt conversion	(8,622)	(29,288)	(2,034)	(40,684)
Shares issued on debt conversion	10,371	31,114	2,034	44,259
Acceleration warrants issued in connection with debt	-	2,322	-	2,322
Shares issued on debt conversion by note holders	-	263	-	263
Shares issued for technology	-	-	-	2,799
Share issue costs associated with public offering	(470)	(705)	-	(1,175)
Deferred share issue costs	-	-	-	503

Non-cash investing activities:
Shares issued to acquire technology	-	-	-	(2,799)

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2007, 2006, 2005 and
period from December 1, 1987 to November 30, 2007

10.	Consolidated statements of cash flows (continued):

(c)	Supplemental cash flow information:

				Period from
				December 1,
				1987 to
	Years ended November 30,			November 30,
	2007	2006	2005	2007

Interest received	$1,328	$2,119	$1,147	$13,301
Interest paid	5	930	344	1,279
Income taxes paid	-	-	-	-

11.	Fair values of financial instruments:

Financial instruments potentially exposing the Company to a concentration of credit risk and interest rate risk consist principally of cash and cash equivalents.  The Company manages credit risk by maintaining bank accounts with Schedule I banks and investing only in highly rated Canadian and U.S. corporations with securities that are traded on active markets and are capable of prompt liquidation.

The Company does not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to interest rates on the investments, owing to the relative short-term nature of the investments.

Financial instruments potentially exposing the Company to foreign exchange risk consist principally of cash and cash equivalents.  The Company manages foreign exchange risk by maintaining U.S. cash on hand to support U.S. forecasted cash outflows over an 18-month horizon.

In November 2007, the Company entered into a forward foreign exchange contract to purchase, in aggregate, U.S. $12.9 million for $12.5 million in December 2007.  The fair value of this instrument at November 30, 2007 was an asset of $0.4 million.  The related gain was recorded in foreign exchange loss (gain) in the statement of operations, deficit and comprehensive income.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2007, 2006, 2005 and
period from December 1, 1987 to November 30, 2007

11.	Fair values of financial instruments (continued):

In November 2006, the Company entered into a forward foreign exchange contract to purchase U.S. $8.0 million for $9.2 million in December 2006.  This transaction created a nominal exchange loss.

The Company believes that the results of operations and cash flows would be affected by a sudden change in foreign exchange rates, but would not impair or enhance its ability to pay its U.S. dollar-denominated obligations.

The carrying values of cash and cash equivalents, restricted cash, accounts payable and accrued liabilities approximate their fair values due to the relatively short periods to maturity of these financial instruments.

12.	Income taxes:

The provision for income taxes differs from the amount computed by applying the statutory income tax rate to loss before income taxes.  The sources and tax effects of the differences are as follows:

	2007	2006	2005
Statutory income tax rate	36.12%	36.12%	35.0%
Basic rate applied to loss before income taxes	$(10,394)	$(23,969)	$(32,567)
Adjustments resulting from:
Foreign losses affected at lower rates	4,959	10,383	23,234
Permanent differences	1,950	1,998	(74)
Change in valuation allowance	2,329	10,982	9,489
Change in enacted income tax rates	556	710	-
Other	600	(104)	(82)
	$-	$-	$-

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2007, 2006, 2005 and
period from December 1, 1987 to November 30, 2007

12.	Income taxes (continued):

The tax effect of temporary differences that give rise to significant components of the Company's future tax assets and future tax liabilities at November 30 are presented below:

	2007	2006

Future tax assets:
Non-capital losses	$38,010	$37,811
Deductible share issue costs	1,823	2,646
Excess of tax value of capital assets over book value	147	174
SR&ED expenditure pool, net of refundable tax credits	9,776	8,198
Other, including net capital losses	2,862	1,460
	52,618	50,289
Valuation allowance	(52,618)	(50,289)
Net future tax asset	$-	$-

The Company's subsidiary, Vasogen Ireland Limited, has losses of approximately $297.4 million (2006 - $291.5 million) included in the consolidated non-capital losses, available indefinitely to reduce future taxable income, the benefit of which will be recognized in the accounts when realized.

The Company's other subsidiary, Vasogen Corp., also has losses of approximately $2.1 million (2006 - $3.4 million) included in the consolidated non-capital losses, which begin to expire in 2025, the benefit of which will be recognized in the accounts when realized.

Under the Income Tax Act (Canada), certain expenditures are classified as Scientific Research & Experimental Development ("SR&ED") expenditures and, for tax purposes, are grouped into a pool, which is 100% deductible in the year incurred.  This SR&ED expenditure pool can also be carried forward indefinitely and deducted in full in any subsequent year.

The balance of the SR&ED expenditure pool at November 30, 2007 is approximately $32.4 million (2006 - $27.1 million) for federal income tax purposes and $26.9 million (2006 - $21.7 million) for Ontario tax purposes.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2007, 2006, 2005 and
period from December 1, 1987 to November 30, 2007

12.	Income taxes (continued):

The Company also has $13.6 million of investment tax credits ("ITCs") on SR&ED expenditures which have not been recognized in the accounts. These ITCs are available to be applied against federal taxes otherwise payable in future years.  The eligibility of the Company for provincial refundable research tax credits depends on the Company's compliance with the provincial tax legislation. The amount of tax credits ultimately received by the Company is dependent upon review by taxation authorities of the technical and financial aspects of the claims.  The ITCs will expire as follows:

2008	$222
2009	438
2010	605
2011	951
2012	960
2013	1,497
2014	2,343
2015	2,062
2026	2,582
2027	1,932

$13,592

13.	Commitments and contingencies:

(a)	Royalty commitments:

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

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2007, 2006, 2005 and
period from December 1, 1987 to November 30, 2007

13.	Commitments and contingencies (continued):

(b)	Commitments:

Under the terms of operating lease agreements for its operating facilities, the Company is committed to make payments as follows for the years ending November 30:

2008	$627
2009	368

$995

Rent expense under operating leases, for the year ended November 30, 2007, is $0.7 million (2006 - $0.8 million; 2005 - $0.9 million).

(c)	Contingencies:

There exist certain claims and potential claims against the Company, none of which are expected to have a material adverse effect on the consolidated financial statements.

14.	Segment information:

The Company operates in one business segment:  the development of treatments and related products addressing chronic inflammatory disease.  The primary property and equipment are located in Canada.  The acquired technology, which as at November 30, 2007 was fully amortized, is in Ireland.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2007, 2006, 2005 and
period from December 1, 1987 to November 30, 2007

15.	Research and development projects:

The Company has undertaken the following significant research and development projects:

(a)	Platform technology:

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

(b)	Celacade technology - cardiovascular program:

The Company's Celacade technology is being developed to target the chronic inflammation associated with cardiovascular disease.  The Company has completed preclinical and clinical studies targeted at various areas of cardiovascular disease.  While the Company's ACCLAIM Phase III trial of Celacade did not reach the primary endpoint of significantly reducing the risk of death and cardiovascular hospitalization in the total patient population, this endpoint was met for certain large, pre-defined subgroups.  In September 2007, the Company announced plans for a confirmatory study that would support an application for regulatory approval in the United States of its Celacade technology for the treatment of patients with NYHA Class II heart failure.  The Company also has CE Mark regulatory approval for its Celacade medical device technology in the European Union and, in April 2007, entered into a collaborative agreement necessary to commence commercialization in that market.

(c)	Celacade technology - autoimmune program:

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

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2007, 2006, 2005 and
period from December 1, 1987 to November 30, 2007

15.	Research and development projects (continued):

(d)	VP025 - neuro-inflammatory program:

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

The following table outlines research and development costs expensed for the Company's significant research and development projects:

				Period from
				December 1,
				1987 to
	Years ended November 30,			November 30,
	2007	2006	2005	2007
Research and development costs expensed:
Platform technology	$2,156	$2,472	$1,947	$43,257
Cardiovascular program	7,224	25,813	64,444	173,598
Autoimmune program	-	-	-	4,565
VP025	2,659	4,447	5,030	17,497

Total research and development costs expensed	$12,039	$32,732	$71,421	$238,917

Acquired technology:
Celacade platform	$-	$-	$-	$4,081

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2007, 2006, 2005 and
period from December 1, 1987 to November 30, 2007

16.	Differences between generally accepted accounting principles in Canada and the United States:

The Company's consolidated financial statements are prepared in accordance with Canadian GAAP, which differ in certain respects from United States GAAP.  The following tables present the impact of material differences between Canadian GAAP and United States GAAP on the Company's consolidated financial statements:

(a)	Consolidated statements of operations, deficit and comprehensive income:

				Period from
				December 1,
				1987 to
	Years ended November 30,			November 30,
	2007	2006	2005	2007
Loss per Canadian GAAP	$(28,777)	$(66,360)	$(93,048)	$(374,340)
Acquired technology costs (b)(i)	-	-	-	(4,081)
Technology amortization (b)(i)	253	253	253	4,081
Non-employee stock options (b)(ii)	-	(58)	(101)	(3,476)
Employee stock options (b)(iii)	-	-	2,879	2,879
Performance-based options (b)(iii)	-	-	31	(278)
Warrants issued to acquire technology (b)(iv)	-	-	-	(61)
Accretion of senior convertible notes payable (b)(v)	799	(2,373)	(281)	(1,855)
Amortization of deferred financing costs (b)(v)	(298)	(963)	(145)	(1,406)
Loss on debt extinguishment (b)(v)	(1,426)	(1,131)	-	(2,557)
Fair value adjustment on embedded derivatives and warrants (b)(v)	3,394	9,711	3,032	16,111
Fair value adjustment on warrants from November 2006 financing (b)(vi)	4,623	-	-	4,649
Fair value adjustment on warrants from May 2007 financing (b)(vi)	3,256	-	-	3,256

Loss and comprehensive loss per United States GAAP	$(18,176)	$(60,921)	$(87,380)	$(357,078)

Weighted average number of common shares under United States GAAP:
Basic and diluted	19,717	9,408	7,987

Basic and diluted loss per common share under United States GAAP	$(0.92)	$(6.48)	$(10.94)

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2007, 2006, 2005 and
period from December 1, 1987 to November 30, 2007

16.	Differences between generally accepted accounting principles in Canada and the United States (continued):

(b)	Consolidated balance sheets:

	2007		2006
		United		United
	Canada	States	Canada	States

Assets:
Acquired technology (i)	$-	$-	$253	$-
Deferred financing costs (v), (vi)	-	1,039	150	648
Liabilities:
Current portion of senior convertible notes payable (v)	-	-	8,754	8,553
Senior convertible notes payable (v)	-	-	-	-
Embedded derivatives (v)	-	-	-	914
Warrants (v), (vi)	-	5,893	-	7,859
Shareholders' equity:
Share capital (iv)	365,670	364,867	344,217	343,906
Contributed surplus (ii), (iii), (v)	22,744	12,223	20,347	10,228
Warrants	16,725	-	11,390	-
Deficit, end of period (i), (ii), (iii), (iv), (v), (vi)	(381,783)	(358,588)	(351,374)	(340,412)
Deficit accumulated during development stage (i), (ii), (iii), (iv), (v), (vi)	(380,273)	(357,078)	(349,864)	(338,902)

(i)	Acquired technology:

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

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2007, 2006, 2005 and
period from December 1, 1987 to November 30, 2007

16.	Differences between generally accepted accounting principles in Canada and the United States (continued):

(ii)	Stock-based compensation to non-employees:

Under Canadian GAAP, the Company accounts for stock-based compensation granted to non-employees on or after December 1, 2002 at fair value.  The fair value of any awards to non-employees granted prior to December 1, 2002 is not required to be recorded or presented under Canadian GAAP.

Under United States GAAP, the Company accounted for stock-based compensation, including options and warrants granted to non-employees on or after December 15, 1995, at fair value in accordance with FASB Statement of Financial Accounting Standards No. 123, Accounting for Stock-based Compensation.  Effective December 1, 2005, the Company adopted FASB Statement of Financial Accounting Standards No. 123 (Revised 2004), Share-based Payments ("SFAS No. 123R").  There was no impact on the accounting for stock-based awards issued to non-employees in exchange for services as a result of this change.

There exists a difference between Canadian and United States GAAP for the fair value of options granted to non-employees after December 15, 1995 and prior to December 1, 2002, which are recorded at fair value under United States GAAP and which have not been recorded under Canadian GAAP.

(iii)	Stock-based compensation to employees:

Under Canadian GAAP, effective December 1, 2004, the Company accounts for stock-based compensation granted to employees, officers and directors on or after December 1, 2002 at fair value which is measured using the Black-Scholes option pricing model.  Compensation cost is recognized over the service period.  Prior to December 1, 2004, the Company accounted for stock-based awards to employees, officers and directors using the settlement method.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2007, 2006, 2005 and
period from December 1, 1987 to November 30, 2007

16.	Differences between generally accepted accounting principles in Canada and the United States (continued):

Under United States GAAP, the Company accounted for stock-based compensation, including options and warrants granted to employees prior to December 1, 2005, using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25").  In addition, the Company granted performance-based options to employees.  In accordance with APB 25, these awards were accounted for using variable plan accounting.  At each reporting date, compensation cost was measured based on an estimate of the number of options that vest considering the performance criteria and the difference between the market price of the underlying stock and the exercise price on that date.  Compensation cost was recognized over the performance period.

Effective December 1, 2005, the Company adopted SFAS No. 123R using the modified prospective transition approach whereby the fair value of awards granted or modified on or after December 1, 2005 are measured at fair value.  The Company's awards have graded vesting conditions.  The compensation cost for each award is recognized on a straight-line basis over the service period of the entire award.

There exists a difference between Canadian and United States GAAP for the intrinsic and variable plan measurement for employee and performance-based options granted to employees prior to December 1, 2005 under United States GAAP and for the fair value measurement of such awards under Canadian GAAP.

(iv)	1996 warrants:

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

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2007, 2006, 2005 and
period from December 1, 1987 to November 30, 2007

16.	Differences between generally accepted accounting principles in Canada and the United States (continued):

(v)	Senior convertible notes payable and warrants:

Prior to December 1, 2006 and the adoption of Section 3855 under Canadian GAAP, the common share purchase warrants and the equity component of the senior convertible notes payable were presented separately as components of shareholders' equity.  The Company allocated the gross proceeds received on the issuance of the senior convertible notes payable on a relative fair value basis between the three elements: the equity and debt components of the senior convertible notes payable and the warrants.  Issuance costs were allocated on a pro rata basis among the three elements.  Prior to December 1, 2006, Canadian GAAP did not permit separate accounting for embedded derivatives.

Effective December 1, 2006, with the adoption of Section 3855, Canadian GAAP requires recognition of embedded derivatives at fair value.  The Company adopted Section 3855 retrospectively, without restatement.  As a result of the adoption of Section 3855, the gross proceeds allocated to the debt component of the senior convertible notes payable was further allocated between the embedded derivatives, at fair value, and the debt component at the residual amount.  The embedded derivatives identified on December 1, 2006 were consistent with those previously recognized under United States GAAP.

Under United States GAAP, SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, requires that an embedded derivative included in a debt arrangement for which the economic characteristics and risks are not clearly and closely related to the economic characteristics of the debt host contract be measured at fair value and presented as a liability.  Changes in fair value of the embedded derivative are recorded in the consolidated statements of operations, deficit and comprehensive income at each reporting date.  Embedded derivatives that met the criteria for bifurcation from the senior convertible notes payable and that were, therefore, measured at fair value consisted of the holders' conversion right, the instalment payment mechanism and the holders' contingent redemption and conversion rights in the event of a change in control or an event of default.  Under Canadian GAAP, the conversion option was an equity instrument that did not need to be remeasured.  As the conversion option expired unexercised, the amounts allocated to it were reclassified to contributed surplus.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2007, 2006, 2005 and
period from December 1, 1987 to November 30, 2007

16.	Differences between generally accepted accounting principles in Canada and the United States (continued):

Under United States GAAP, the warrants are presented as a liability because they do not meet the criteria of Emerging Issues Task Force Issue No. 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock ("EITF 00-19"), for equity classification.  Subsequent changes in fair value are recorded in the consolidated statements of operations, deficit and comprehensive income.  Under Canadian GAAP, the warrants are considered equity instruments and are not remeasured.

Under United States GAAP, the Company allocated the residual amount of the gross proceeds received to the senior convertible notes payable after the separate fair value measurement of the warrants and embedded derivatives.  All of the issuance costs related to the transaction were recognized as deferred financing costs under United States GAAP and were amortized to the consolidated statements of operations, deficit and comprehensive income using the effective interest yield method over the period to maturity.  The senior convertible notes payable carried an effective interest rate of 42%.  Differences in United States GAAP and Canadian GAAP result from the initial allocation differences and the subsequent accretion expense and amortization of deferred financing costs.  Differences in United States GAAP also result from the fair value remeasurement of the warrants and the conversion option as liabilities each reporting period.

Subsequent to December 1, 2006 for Canadian GAAP and United States GAAP, the twelve-day weighted average share price adjustment represented a derivative that was measured at fair value and changes in fair value were recorded in the consolidated statements of operations, deficit and comprehensive income as extinguishment loss.  The settlement of the twelve-day weighted average share price adjustment was accounted for as either a settlement of additional debt, if an asset, or as the proceeds to issue additional shares if a liability.  Prior to the adoption of Section 3855, under Canadian GAAP, there was no recognition of the twelve-day weighted average share price adjustment as a derivative.  Adjustments to the number of shares issued or debt exchanged were accounted for as adjustments to share capital at no value.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2007, 2006, 2005 and
period from December 1, 1987 to November 30, 2007

16.	Differences between generally accepted accounting principles in Canada and the United States (continued):

During the year, the Company recorded certain corrections related to the accounting for the senior convertible notes payable under United States GAAP.  The corrections relate to fiscal 2006, are not considered to be material to that period and are not material with respect to the net loss for fiscal 2007 or to trends in the consolidated statement of operations, deficit and comprehensive income.  The Company has increased share capital by $0.9 million, decreased accretion expense by $0.9 million, increased the loss on extinguishment of the senior convertible notes payable by $1.5 million and increased the gain on the change in the fair value of warrants and embedded derivatives by $2.2 million.

The net impact of these adjustments was to increase share capital by $0.9 million, to reduce the deficit by $1.6 million and to decrease basic and diluted loss per share for the year ended November 30, 2007 by $0.08.

(vi)	Warrants:

Under Canadian GAAP, the common shares and the warrants issued on November 14, 2006 and on May 24, 2007 are presented separately as components of shareholders' equity.  The Company allocated the gross proceeds received on a relative fair value basis between the common shares and the warrants.  The related issuance costs were allocated on a pro rata basis to the common shares and the warrants.

Under United States GAAP, the warrants are presented as a liability because they do not meet the criteria of EITF 00-19 for equity classification.  As a result, the Company allocated the residual amount of the gross proceeds received to the common shares after the separate fair value measurement of the liability-classified warrants.  Subsequent changes in the fair value of the warrants are recorded in the consolidated statements of operations, deficit and comprehensive income.  Under Canadian GAAP, the related issuance costs were allocated on a pro rata basis to the common shares and the warrants and recorded in shareholders' equity.  However, under United States GAAP, the amount of issuance costs allocated to the warrants is recognized as deferred financing costs and is amortized to the consolidated statements of operations, deficit and comprehensive income over the term of the warrants.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2007, 2006, 2005 and
period from December 1, 1987 to November 30, 2007

16.	Differences between generally accepted accounting principles in Canada and the United States (continued):

(c)	Consolidated statements of cash flows:

Cash from operations under United States GAAP includes the adjustments to loss for the year outlined in note 16(b).  Cash used in investments under United States GAAP excludes amounts representing acquired technology (note 16(b)(i)).

(d)	Income taxes:

Under Canadian GAAP, investment tax credits and other research and development credits are deducted from research and development expense for items of a current nature, and deducted from property and equipment for items of a capital nature.  Under United States GAAP, these tax credits would be reclassified as a reduction of income tax expense.  Total research and development tax credits netted against research and development expenses on the consolidated statements of operations, deficit and comprehensive income are set out in note 2(h).

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

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2007, 2006, 2005 and
period from December 1, 1987 to November 30, 2007

16.	Differences between generally accepted accounting principles in Canada and the United States (continued):

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

2005

Loss for the year - United States GAAP	$(87,380)
Compensation cost - employees (16(b)(iii))	(2,879)
Compensation expense (16(b)(iii))	(192)

Pro forma loss for the year - United States GAAP	$(90,451)

Pro forma basic and diluted loss per share - United States GAAP	$(11.32)

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2007, 2006, 2005 and
period from December 1, 1987 to November 30, 2007

16.	Differences between generally accepted accounting principles in Canada and the United States (continued):

(f)	Consolidated statement of shareholders' equity in accordance with United States GAAP:

		Common					Period from
		shares'					December 1,
		average		Additional			1987 to
	Number	share	Share	paid-in			November 30,
	of shares	price	capital	capital	Warrants	Deficit	2007

Balance, November 30, 2004	7,233		$245,526	$4,825	$1,456	$(192,111)	$59,696
Shares issued for cash	901	58.27	52,502	-	-	-	52,502
Share issue costs	-	-	(3,720)	-	-	-	(3,720)
Options exercised	15	41.80	627	-	-	-	627
Fair value of stock options granted	-	-	-	837	-	-	837
Shares issued in advance for instalment payment on senior convertible notes payable	77	26.42	2,034	-	-	-	2,034
Instalment payment in advance	-	-	(2,032)	-	-	-	(2,032)
Performance-based options	-	-	-	(31)	-	-	(31)
Loss and comprehensive loss	-		-	-	-	(87,380)	(87,380)

Balance, November 30, 2005	8,226		294,937	5,631	1,456	(279,491)	22,533

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2007, 2006, 2005 and
period from December 1, 1987 to November 30, 2007

16.	Differences between generally accepted accounting principles in Canada and the United States (continued):

		Common					Period from
		shares'					December 1,
		average		Additional			1987 to
	Number	share	Share	paid-in			November 30,
	of shares	price	capital	capital	Warrants	Deficit	2007

Balance, November 30, 2005	8,226		294,937	5,631	1,456	(279,491)	22,533
Shares issued for cash	4,319	4.12	17,779	-	-	-	17,779
Shares issued for services	2	18.00	36	-	-	-	36
Share issue costs	-	-	(2,329)	-	-	-	(2,329)
Shares and warrants issued for instalment payments and acceleration payments on senior convertible notes payable	3,108	10.27	31,913	-	-	-	31,913
Holders' conversion of notes	10	32.20	322	-	-	-	322
Instalment payment made in advance	-	-	(2,090)	-	-	-	(2,090)
Instalment payment in advance applied	-	-	2,032	-	-	-	2,032
Fair value of stock options granted	-	-	-	3,141	-	-	3,141
Value of embedded derivatives on holders' conversion	-	-	1,306	-	-	-	1,306
Fair value of vested options/warrants forfeited and expired	-	-	-	1,456	(1,456)	-	-
Loss and comprehensive loss	-		-	-	-	(60,921)	(60,921)

Balance, November 30, 2006	15,665		343,906	10,228	-	(340,412)	13,722

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2007, 2006, 2005 and
period from December 1, 1987 to November 30, 2007

16.	Differences between generally accepted accounting principles in Canada and the United States (continued):

		Common					Period from
		shares'					December 1,
		average		Additional			1987 to
	Number	share	Share	paid-in			November 30,
	of shares	price	capital	capital	Warrants	Deficit	2007

Balance, November 30, 2006	15,665		343,906	10,228	-	(340,412)	13,722
Shares issued for cash	4,917	2.20	10,827	-	-	-	10,827
Share issue costs	-	-	(1,184)	-	-	-	(1,184)
Debt conversion	1,809	6.26	11,318	-	-	-	11,318
Fair value of stock options granted	-	-	-	1,995	-	-	1,995
Loss and comprehensive loss	-		-	-	-	(18,176)	(18,176)

Balance, November 30, 2007	22,391		$364,867	$12,223	$-	$(358,588)	$18,502

(g)	Changes in accounting policy:

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections ("SFAS No. 154"), which replaces Accounting Principles Board Opinion No. 20, Accounting Changes, and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements.  SFAS No. 154 provides guidance on the accounting for, and reporting of, changes in accounting principles and error corrections.  SFAS No. 154 requires retrospective application to prior period's financial statements of voluntary changes in accounting principles and changes required by new accounting standards when the standard does not include specific transition provisions, unless it is impracticable to do so.  Certain disclosures are also required for restatements due to correction of an error.  SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005, and was adopted by the Company on December 1, 2006.  The adoption of SFAS No. 154 had no impact on the Company's results of operations and financial condition.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2007, 2006, 2005 and
period from December 1, 1987 to November 30, 2007

16.	Differences between generally accepted accounting principles in Canada and the United States (continued):

(h)	Recent accounting pronouncements issued and not yet adopted:

(i)	Fair value measurements:

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

(ii)	Accounting for uncertainty in income taxes:

In June 2006, the FASB approved FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109 ("FIN 48").  FIN 48 clarifies the criteria for recognizing tax benefits under FASB Statement No. 109, Accounting for Income Taxes.  It also requires additional financial statement disclosures about uncertain tax positions.  FIN 48 is effective for interim and annual financial statements issued by the Company after December 1, 2007.  The Company is evaluating the impact of this standard on its consolidated financial position and results of operations.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2007, 2006, 2005 and
period from December 1, 1987 to November 30, 2007

16.	Differences between generally accepted accounting principles in Canada and the United States (continued):

(iii)	Fair value option:

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities ("SFAS No. 159").  Under the provisions of SFAS No. 159, companies may choose to account for eligible financial instruments, warranties and insurance contracts at fair value on a contract-by-contract basis.  Changes in fair value will be recognized in earnings each reporting period.  SFAS No. 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years.  The Company is required to adopt the provisions of SFAS No. 159 effective December 1, 2007.  The Company is currently assessing the impact of the adoption of SFAS No. 159.

(iv)	Considering the effect of prior year misstatements:

In September 2006, the U.S. Securities and Exchange Commission issued Staff Accounting Bulletin 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements ("SAB 108").  SAB 108 addresses how the effects of prior year uncorrected misstatements should be considered when quantifying misstatements in current year financial statements.

SAB 108 requires registrants to quantify misstatements using both the balance sheet ("iron curtain") and income statement ("rollover") approaches and to evaluate whether either approach results in an error that is material in light of relevant quantitative and qualitative factors.

SAB 108 was adopted by the Company on December 1, 2006.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2007, 2006, 2005 and
period from December 1, 1987 to November 30, 2007

16.	Differences between generally accepted accounting principles in Canada and the United States (continued):

(v)	Accounting for advance payments for research and development activities:

In June 2007, the EITF reached a consensus on EITF Issue No. 07-3, Accounting for Advance Payments for Goods or Services to be Received for Use in Future Research and Development Activities ("EITF 07-3").  EITF 07-3 provides clarification surrounding the accounting for non-refundable research and development advance payments, whereby such payments should be recorded as an asset when the advance payment is made and recognized as an expense when the research and development activities are performed.  The Company is currently assessing the impact of EITF 07-3 on its results of operations and financial condition.

(vi)	Collaborative arrangements:

In September 2007, the EITF reached a consensus on EITF Issue No. 07-1, Collaborative Arrangements ("EITF 07-1").  EITF 07-1 addresses the accounting for arrangements in which two companies work together to achieve a commercial objective, without forming a separate legal entity.  The nature and purpose of a company's collaborative arrangements are required to be disclosed, along with the accounting policies applied and the classification and amounts for significant financial activities related to the arrangements.  The Company is currently assessing the impact of EITF 07-1 on its results of operations and financial condition.

17.	Common share consolidation:

On April 3, 2007, the Company received shareholder approval to consolidate its issued and outstanding common shares on the basis of one post-consolidated common share for every 10 pre-consolidated common shares.  The consolidation was implemented on April 17, 2007.  The comparative number of common shares issued and outstanding, warrants, basic and diluted loss per common share and the information in notes 7, 8, 9, 16(a), 16(b)(iv), 16(e) and 16(f) has been amended to give effect to the share consolidation.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2007, 2006, 2005 and
period from December 1, 1987 to November 30, 2007

18.	Comparative figures:

Certain comparative figures have been reclassified to conform with the financial statement presentation adopted in 2007.

Item 19.    Exhibits

EXHIBIT INDEX

Number	Exhibit
1	Articles of Incorporation and By-laws
1.1	Articles of Incorporation of Vasogen and Amendments thereto (incorporated by reference to Exhibit 1 of Vasogen’s Registration Statement on Form 20-F filed on July 2, 1997, File No. 000-29350).
1.2
By-laws of Vasogen (incorporated by reference to Exhibit H-1 of Vasogen’s Notice of 2007 Annual and Special meeting of shareholders and Management Proxy Circular, filed as Exhibit 99.1 to Form 6-k filed on March 1, 2007.

4	Material Contracts and Agreements
4.1
Distribution and License Agreement, dated April 18, 2007, by and among Vasogen Inc., Vasogen Ireland Limited and Grupo Ferrer Internacional S.A. (incorporated by reference to Exhibit 99.1 to Form 6-K filed on April 19, 2007).

4.2	Engagement Agreement, dated May 3, 2007, among Vasogen, Rodman & Renshaw LLC and JMP Securities LLC (incorporated by reference to Exhibit 99.5 to Form 6-K filed on May 2007.
4.3	Engagement Agreement, dated November 3, 2006, between Vasogen and Rodman & Renshaw LLC (incorporated by reference to Exhibit 99.1 to Form 6-K filed on November 16, 2006).
8.1	Subsidiaries of Vasogen (list included in Item 4C of this annual report).
11.1	Employee Code of Conduct (incorporated by reference to Exhibit 99.1 to Form 6-K filed on July 5, 2006).
11.2	Board of Directors’ Code of Conduct (incorporated by reference to Exhibit 99.1 to Form 6-K filed on January 26, 2007).
12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.
12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.
13.1	Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15	Additional Exhibits
15.1	Consent of KPMG, LLP, independent chartered accountants
15.2	Report of independent registered public accounting firm

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

/s/Graham D. Neil
Graham D. Neil
Vice President, Finance and Chief Financial Officer (Principal Financial Officer),
Vasogen Inc.

February 27, 2008