Form 20-F
period 2008-11-30
VASOGEN INC
filed 2009-02-27
CIK 1042018

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934; or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended November 30, 2008; or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period ________ to ________; or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

Commission File No. 0-29350

VASOGEN INC.
(Exact name of registrant as specified in its charter)

Canada
(Jurisdiction of Incorporation or organization)

4 Robert Speck Parkway, 15th Floor
Mississauga, Ontario, L4Z 1S1, Canada
(905) 402-9925
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

None

As of November 30, 2008, the registrant had 22,424,719 common shares outstanding.

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

Large accelerated filer    ☐                                                                             Accelerated filer    ☐                                                              Non-accelerated filer    ☒

Indicate by check mark which financial statement item the registrant has elected to follow:

Item  17 ☐      Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐     No ☒

TABLE OF CONTENTS

Page

PART I.		1
Item 1.	Identity of Directors, Senior Management and Advisors	1
Item 2.	Offer Statistics and Expected Timetable	1
Item 3.	Key Information	1
A.	Selected Financial Data	1
B.	Capitalization and Indebtedness	4
C.	Reasons for the Offer and Use of Proceeds	4
D.	Risk Factors	4
Item 4.	Information on the Company	11
A.	History and Development of the Company	11
B.	Business Overview	12
C.	Organizational Structure	14
D.	Property, Plant and Equipment	14
Item 5.	Operating and Financial Review and Prospects	14
A.	Operating Results	15
B.	Liquidity and Capital Resources	20
C.	Research and development, patents, and licenses, etc.	22
D.	Trend Information	22
E.	Off-balance sheet arrangements	23
F.	Contractual obligations	23
G.	Safe Harbor	23
Item 6.	Directors, Senior Management and Employees	24
A.	Directors and Senior Management	24
B.	Compensation	25
C.	Board Practices	27
D.	Employees	31
E.	Share Ownership	31
Item 7.	Major Shareholders and Related Party Transactions	33
A.	Major Shareholders	33
B.	Related Party Transactions	33
Item 8.	Financial Information	33
A.	Consolidated Statements and Other Financial Information	33
B.	Significant changes	33
Item 9.	Offer and Listing	33
Item 10.	Additional Information	36
A.	Share Capital	36
B.	Memorandum and Articles of Association	36
C.	Material Contracts	40
D.	Exchange Controls	40
E.	Taxation	41
F.	Dividends and Paying Agents	47
G.	Statement by Experts	47
H.	Documents on Display	47
I.	Subsidiary Information	47
Item 11.	Qualitative and Quantitative Disclosures about Market Risk	47
Currency risk:		47
Item 12.	Description of Securities Other than Equity Securities.	49
Item 13.	Defaults, Dividends Arrearages and Delinquencies	49
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	49
Item 15.	Controls and Procedures	49

i

ii

DISCLOSURE REGARDING FORWARD-LOOKING INFORMATION

Certain statements contained in this annual report and in certain documents incorporated by reference herein constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or “forward-looking information” under the Securities Act (Ontario). These statements may include, without limitation, plans to consider a sale, merger, acquisition, or other strategic alternatives resulting from our strategic review, statements regarding the status of development, or expenditures relating to the Celacade System or our VP series of drugs, including VP015 and VP025, plans to fund our current activities, statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future revenues and projected costs.  In some cases, you can identify forward-looking statements by terminology such as “may”, “will”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimated”, “predicts”, “potential”, “continue”, “intends”, “could”, or the negative of such terms or other comparable terminology. A number of assumptions were made by us in the preparation of these forward-looking statements.  You should not place undue reliance on our forward-looking statements which are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances, or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, the outcome of our strategic review, securing and maintaining corporate alliances, the need for additional capital and the effect of capital market conditions and other factors, including the current status of our programs, on capital availability, the potential dilutive effects of any financing and the other risks and uncertainties described under the heading “Risk Factors - Risks Relating to our Business” below as well as elsewhere in this annual report.  This list is not exhaustive of the factors that may affect any of our forward-looking statements.  The forward-looking statements are made as of the date hereof, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

In this annual report, unless the context otherwise requires, the terms “we”, “us”, “Vasogen” and the “Company” refer to Vasogen Inc. and its subsidiaries.

PART I.

Item 1.	Identity of Directors, Senior Management and Advisors

Not Applicable.

Item 2.	Offer Statistics and Expected Timetable

Not Applicable.

Item 3.	Key Information

A.           Selected Financial Data

The following selected financial data of Vasogen Inc has been derived from the audited consolidated financial statements of the Company as at and for each of the years in the five-year period ended November 30, 2008 and is prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which except as described in Note 18 to the financial statements in Item 18, conform in all material respects with accounting principles generally accepted in the United States (“US GAAP”).    All dollar amounts herein are expressed in Canadian dollars, unless otherwise indicated.

Years ended November 30
(in thousands of Canadian dollars, except for share and per share data)
	2008	2007	2006	2005	2004	Period from December 1, 1987 to November 30, 2008
Statements of operations, deficit and comprehensive income
Research and development	8,794	12,039	32,732	71,421	51,794	247,711
General and administration	8,098	14,259	19,251	22,126	15,852	125,326
Foreign exchange loss (gain)	(305)	1,977	104	(719)	8,288	10,665
Accretion in carrying value of senior convertible notes payable	0	(728)	(7,824)	(1,742)	0	(10,294)
Loss on extinguishment of senior convertible notes payable	0	(1,754)	(4,995)	0	0	(6,749)
Investment income	513	1,310	1,971	2,274	1,384	13,838
Loss and comprehensive loss for the period	(16,074)	(28,777)	(66,360)	(93,048)	(74,550)	(390,414)
Basic and diluted loss per share	(0.72)	(1.46)	(7.05)	(11.65)	(10.70)
Balance sheet
Shares outstanding	22,424,719	22,391,386	15,665,134	8,225,537	7,233,127
Total assets	9,342	28,050	41,770	94,811	80,963
Share capital	365,677	365,670	344,217	295,007	245,465
Net assets	8,100	23,356	24,580	32,307	60,455

Notes:

(1)	To date, the Company has been in the development stage and, accordingly, has no revenue.

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

(3)
Effective  December 1, 2006, the Company adopted the recommendations of CICA Handbook Section 1530, Comprehensive Income ("Section 1530"); CICA Handbook Section 3855, “Financial Instruments - Recognition and Measurement” (“Section 3855”); Section 3861, Financial Instruments - Disclosure and Presentation ("Section 3861"); and Section 3251, Equity.  These sections provide standards for recognition, measurement, disclosure and presentation of financial assets, financial liabilities and non-financial derivatives.  Section 1530 provides standards for the reporting and presentation of comprehensive income, which represents the change in equity from transactions and other events and circumstances from non-owner sources.  Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with Canadian GAAP.

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

(4)	The following table sets forth how the above amounts would be presented under US GAAP for the fiscal years ended November 30, 2008, 2007, and 2006:

 (in thousands of Canadian dollars, except for per share data)

	Fiscal Years Ended November 30
	2008	2007	2006
Loss for the period	$(10,570)	$(18,176)	$(60,921)
Basic and diluted loss per share	(0.47)	(0.92)	(6.48)
Share capital	364,874	364,867	343,906
Shareholders’ equity	8,750	18,502	13,722

The following table sets forth the exchange rate for one Canadian dollar expressed in terms of one U.S. dollar for the fiscal years 2004 through 2008 and for August 2008 through January 2009.

AVERAGE

2004	.7637
2005	.8222
2006	.8812
2007	.9207
2008	.9545

	LOW	HIGH
August 2008	.9352	.9736
September 2008	.9289	.9682
October 2008	.7759	.9416
November 2008	.7731	.8687
December 2008	.7824	.8356
January 2009	.7889	.8485

The exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.  At February 25, 2009, the exchange rate for one Canadian dollar expressed in terms of one U.S. dollar, as quoted by The Bank of Canada at 4 p.m. Eastern Time, equaled $0.7971

B.           Capitalization and Indebtedness

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

RISKS RELATING TO OUR BUSINESS

Prospects for companies in the pharmaceutical, biotechnology, and medical device industry generally may be regarded as uncertain given the research and development nature of the industry and, accordingly, investments in companies such as ours should be regarded as very speculative.  Our current focus is on considering our strategic alternatives which also involves high and significant degrees of risk.   An investor should carefully consider the risks and uncertainties described below, as well as other information contained in this annual report.  Our activities entail significant risks. In addition to the usual risks associated with a business, the following is a general description of certain significant risk factors which may be applicable to us.  The list of risks and uncertainties described below is not an exhaustive list.

We may not complete a sale, merger, acquisition, or alternative strategic transaction.

We are undertaking a strategic review which may result in a sale, merger, acquisition, or alternative strategic transaction.   If we do not complete a sale, merger, acquisition, or alternative strategic transaction, we will have to consider other possibilities which may include, seeking to out-license assets, potential asset divestitures, winding up, dissolution or liquidation of the Company.  If we do not complete a sale, merger, acquisition, or alternative strategic transaction, it could result in a further delay and additional expenses to the Company and a further decline in the price of our common shares.

We may require additional funds in our business that may be difficult to obtain when needed or on terms acceptable to us.

As of November 30, 2008, we had a cash balance of $8.6 million (US$6.9 million) consisting of cash and cash equivalents.  As of January 31, 2009, our cash balance was $8.5 million (US$6.8 million).  Our share price has not recovered following the announcement of our restructurings and this may negatively impact our ability to obtain financing in the future.  Furthermore, while we are currently seeking strategic options to enhance shareholder value, the uncertainty of a successful outcome and/or a lack of a successful outcome will likely negatively impact our ability to obtain financing in the future and may result in a liquidation of the Company.

Any future debt financing arrangements we enter into would likely contain restrictive covenants that would impose significant operating and, if any, financial restrictions on us.  In order to secure financing, if it is even available, it is likely that we would need to sell additional common shares or financial instruments that are exchangeable for or convertible into common shares. Also, in order to provide incentives to current employees and induce prospective employees and consultants to work for us, we have granted options and intend to offer and issue options to purchase common shares and/or rights exchangeable for or convertible into common shares.  We have also issued options and deferred share units to directors of the Company. These activities could result in substantial dilution to all our shareholders.  Capital raising activities and dilution associated with such activities could cause our share price to decline.

Our share price has been highly volatile and our shares could suffer a further decline in value.

The trading price of our common shares has been highly volatile and could continue to be subject to wide fluctuations in price in response to various factors, many of which are beyond our control, including:

•	the results of our strategic review;
•	sales of our common shares, including in connection with further financings;
•	announcements regarding new or existing corporate partnerships;
•	announcements regarding our listings on the NASDAQ and TSX;
•	actual or anticipated period-to-period fluctuations in financial results;
•	litigation or threat of litigation;
•	failure to achieve, or changes in, financial estimates by securities analysts;
•	announcements regarding new or existing products or services or technological innovations by us or our competitors;
•	comments or opinions by securities analysts or members of the medical community;

•	conditions or trends in the pharmaceutical, biotechnology, and life science industries;
•	announcements by us of significant acquisitions, joint ventures, or capital commitments;
•	additions or departures of key personnel or directors;
•	economic and other external factors or disasters or crises;
•	limited daily trading volume; and
•	developments regarding our patents or other intellectual property or that of our competitors.

In addition, the stock market in general and the market for drug development companies, medical device companies, and biotechnology companies in particular, have experienced significant price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Further, there has been significant volatility in the market prices of securities of life science companies. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted. A securities class action suit against us could result in substantial costs, potential liabilities, and the diversion of management’s attention and resources.

There may not be an active, liquid market for our common shares.

There is no guarantee that an active trading market for our common shares will be maintained on the NASDAQ Capital Market (“NASDAQ”) or the Toronto Stock Exchange (“TSX”). Investors may not be able to sell their shares quickly or at the latest market price if trading in our common shares is not active.

We may not meet NASDAQ’s continued listing requirements.

Failure to meet the applicable quantitative and/or qualitative maintenance requirements of NASDAQ could result in our common shares being delisted from the NASDAQ Capital Market.  For continued listing, NASDAQ requires, among other things, that listed securities maintain a minimum bid price of not less than US$1.00 per share (the “Minimum Bid Price Rule”).  If the bid price falls below the US$1.00 minimum for more than 30 consecutive trading days, we will normally have 180 days to satisfy the US$1.00 minimum bid price, which must be maintained for a period of at least ten trading days in order to regain compliance.

In August 2006, we received a letter from the Listing Qualifications Department of The NASDAQ Stock Market stating that we were not in compliance with the Minimum Bid Price Rule.  On February 9, 2007, we transferred the listing of our common shares from the NASDAQ Global Market to the NASDAQ Capital Market, which provided us with an additional 180-day compliance period with respect to the Minimum Bid Price Rule.  On April 17, 2007, we implemented a one-for-ten consolidation of our common shares, which enabled us to regain compliance with the Minimum Bid Price Rule for continued listing on The NASDAQ Capital Market.

On April 24, 2008, we received a letter from the Listing Qualifications Department of The NASDAQ Stock Market indicating that the minimum closing bid price of our common shares had again fallen below US$1.00 for 30 consecutive trading days, and therefore, we were not in compliance with the Minimum Bid Price Rule.  In accordance with NASDAQ Marketplace Rule 4310(c)(8)(D), we were provided a compliance period of 180 calendar days, or until October 21, 2008, to regain compliance with this requirement.  On October 16, 2008, the NASDAQ issued a notice that it was temporarily suspending the enforcement of the rules requiring a minimum US$1.00 closing bid price.  Accordingly, the NASDAQ indicated that it would not take any action to delist any security, including our common shares, for a violation of the Minimum Bid Price Rule during the suspension.  The suspension was to remain in effect through January 19, 2009 and the original rules were to be reinstated on January 20, 2009.  Subsequently, on December 9, 2008, the NASDAQ extended this suspension.  Accordingly, the NASDAQ will not take action to delist any security, including our common shares, for a violation of the Minimum Bid Price Rule during the suspension, which now has been extended until April 20, 2009.

If we are unable to comply with the Minimum Bid Price Rule by April 20, 2009, but we meet the NASDAQ Capital Market’s initial listing criteria, other than the initial listing bid price requirement, the NASDAQ will provide us an additional 180 calendar days to meet the minimum bid price requirement.  Currently, irrespective of the minimum bid price requirement, we do not meet the initial listing criteria of the NASDAQ Capital Market.  Given our recent share price of US$0.15 as of  February 24, 2009, it is very unlikely that we will be in compliance with the NASDAQ’s minimum closing bid price by April 20, 2009.  If we receive another notice from the NASDAQ that our shares are subject to delisting from the NASDAQ Capital Market, we may request a hearing before a NASDAQ Listing Qualifications Panel to review the NASDAQ’s determination.  A hearing request will stay the delisting of our common shares, pending the decision of the Panel, allowing our common shares to continue to be listed on the NASDAQ Capital Market.  We expect that any discussions with the NASDAQ regarding our plans for regaining compliance will be impacted by the strategic initiatives that we are currently exploring, but there can be no assurance that the Panel will grant a request for continued listing on the NASDAQ Capital Market.  If we do not request a hearing, our common shares could be delisted from the NASDAQ Capital Market.

If delisted from The NASDAQ Capital Market, our common shares may be eligible for trading on an over-the-counter market in the United States.  In the event that we are not able to obtain a listing on another U.S. stock exchange or quotation service for our common shares, it may be extremely difficult or impossible for shareholders to sell their common shares in the United States.  Moreover, if we are delisted and obtain a substitute listing for our common shares in the United States, it will likely be on a market with less liquidity, and therefore potentially more price volatility, than The NASDAQ Capital Market.  Shareholders may not be able to sell their common shares on any such substitute U.S. market in the quantities, at the times, or at the prices that could potentially be available on a more liquid trading market.  As a result of these factors, if our common shares are delisted from The NASDAQ Capital Market, the price of our common shares is likely to decline.  In addition, a decline in the price our common shares will impair our ability to obtain financing in the future.

We may not continue to be listed on the TSX.

Failure to maintain the applicable listing requirements of the TSX could result in our common shares being delisted from the TSX.  The TSX will normally consider the delisting of securities if, in the opinion of the exchange, it appears that the public distribution, price, or trading activity of the securities has been so reduced as to make further dealings in the securities on TSX unwarranted.  Specifically, participating securities may be delisted from the TSX if, among other things, the market value of our common shares is less than C$3,000,000 over any period of 30 consecutive trading days.  In such circumstances, the TSX may place an issuer under a delisting review pursuant to which we would be reviewed under the TSX’s remedial review process and typically be granted 120 days to comply with all requirements for continued listing.   Given the market value of our common shares of  $4.5 million, as of February 24, 2009, it is currently unlikely that we will be delisted from the TSX.  However, if the market price of our common shares declines further or we are unable to maintain other listing requirements, the TSX could commence a remedial review process that could lead to the delisting of our common shares from the TSX.  Further, if we complete a sale, merger, acquisition, or alternative strategic transaction, we will have to consider if the continued listing of our common shares on the TSX is appropriate or possible.

If our common shares are no longer listed on the TSX, they may be eligible for listing on the TSX Venture Exchange.  In the event that we are not able to maintain a listing for our common shares on the TSX or the TSX Venture Exchange, it may be extremely difficult or impossible for shareholders to sell their common shares in Canada.  Moreover, if we are delisted and obtain a substitute listing for our common shares on the TSX Venture Exchange, our common shares will likely have less liquidity and more price volatility than experienced on the TSX.  Shareholders may not be able to sell their common shares on any such substitute exchange in the quantities, at the times, or at the prices that could potentially be available on a more liquid trading market.  As a result of these factors, if our common shares are delisted from TSX, the price of our common shares is likely to decline.

Future issuances of our common shares could adversely affect the trading price of our common shares and could result in substantial dilution to our shareholders.

Depending on the outcome of our strategic review, we may need to issue substantial amounts of our common shares in the future.  To the extent that the market price of our common shares declines, we will need to issue an increasing number of common shares per dollar of equity investment.

On November 14, 2006, we issued 4,319,149 units at a price of US$4.70 per unit.  Each unit consisted of one common share, 0.4 of one common share purchase warrant expiring on November 14, 2011 (a “series A warrant”) and 0.1 of one common share purchase warrant expiring on May 14, 2007 (a “series B warrant”). Up to 1,727,659 common shares in aggregate are issuable upon due exercise of the series A warrants at a price of US$6.30 per common share.  The series B warrants terminated on May 14, 2007.  The placement agent also received 256,000 compensation warrants, which will expire on November 14, 2009, to purchase common shares at US$6.30 per share.

On May 24, 2007, we raised US$16 million in gross proceeds through the sale of our common shares at a price of US$3.25.  In connection with this offering, we also issued five-year warrants to purchase an additional 3.7 million common shares at an exercise price of US$3.16 per share.  Additionally, we issued to the placement agents 295,044 compensation warrants, which will expire on May 24, 2010, to purchase common shares at $US3.81 per share.

In addition to common shares issuable in connection with the exercise of the warrants, our investors, employees, and directors hold rights to acquire substantial amounts of our common shares.  In order to obtain future financing, it is likely that we will issue additional common shares or financial instruments that are exchangeable for or convertible into common shares.  Also, in order to provide incentives to current employees and induce prospective employees and consultants to work for us, we intend to offer and issue options to purchase common shares and/or rights exchangeable for or convertible into common shares.  Any future financing will trigger anti-dilution adjustments contained in the warrants that were issued in connection with the senior convertible notes on October 7, 2005.  The senior convertible notes were fully repaid in 2007.

Future issuances of substantial amounts of our common shares, or the perception that such issuances are likely to occur, could affect prevailing trading prices of our common shares. Future issuances of our common shares could result in substantial dilution to our shareholders. Capital raising activities, if available, and dilution associated with such activities could cause our share price to decline.  In addition, the existence of warrants may encourage short selling by market participants.

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

Our strategic alliances are dormant and unlikely to be reinstated.

During 2007, we entered into a collaboration agreement (the “Agreement”) with Grupo Ferrer Internacional S.A. (“Ferrer”) to commercialize our Celacade technology for the treatment of chronic heart failure in certain countries of the European Union (“E.U.”) and Latin America.    Based on a European sales forecast for Celacade provided to us by Ferrer in the second quarter of 2008, we determined that we could not financially justify maintaining an infrastructure to support E.U. commercialization.  As a result, we restructured our organization, which included a discontinuation of operational and financial support for European commercialization.  We expect that the Agreement with Ferrer will be terminated in fiscal 2009.

To develop a potential secondary point of care for integration of our Celacade technology, we formed a strategic alliance in November 2001 with Quest Diagnostics in the United States on an exclusive basis.  The purpose of this alliance was to establish an outpatient delivery model to accommodate patient referrals outside hospital clinics and cardiology practises.  We have recently terminated our agreement with Quest.

Our failure to have our strategic alliances reinstated could have a material adverse effect on our business, financial condition and results of operations.

We are a development-stage company with a history of losses, we have not recognized any product revenues, and we may never achieve profitability.

We have incurred a loss in each year since our inception and have received no cash flow from operations to date.  These losses have resulted in decreases in our cash balances, working capital, and shareholders’ equity. The future earnings and cash flow from operations of our Company are highly dependent on the outcome of our ongoing strategic review process.  There can be no assurance that we will grow and be profitable.

At November 30, 2008, we had an accumulated deficit of approximately $(397,857) million (US$(321,630) million).  We have not generated revenues from the commercialization of any products.  Given the uncertainty surrounding the outcome of our strategic review, there can be no assurance that we will be able to generate any product revenue or sufficient product revenue to become profitable.

We are reliant on our key personnel.

The operations of our business are highly dependent upon the participation of our key personnel. The loss of the service of any one of our key personnel may materially affect our ability to operate. There is intense competition for qualified management and skilled employees, and our failure to recruit, train, and retain such employees could have a material adverse effect on our business, financial condition and results of operations.

Our intellectual property may not provide meaningful protection for our product candidates.

We have filed a number of patent applications in the United States and many other countries relating to our products and processes and we have been issued patents. There can be no assurance that our patent applications will be issued as patents or that any of our issued patents, or any patent that may be issued in the future, will provide us with adequate protection for our products, processes, or technology. The patent positions of biotechnology, pharmaceutical, and medical device companies can be highly uncertain and involve complex legal and factual questions. Therefore, the breadth of claims allowed in biotechnology, pharmaceutical, and medical device patents cannot be predicted. We also rely upon unpatented trade secrets and know-how, and no assurance can be given that others will not independently develop substantially equivalent trade secrets or know-how. In addition, whether or not our patents are issued, or issued with limited coverage, others may receive patents that contain claims applicable to our products. Our competitors may attempt to circumvent our patents by means of alternative designs and processes. There can be no assurance that any of our patents, or any patents issued to us in the future, will afford meaningful protection against competitors. There can be no assurance that our patents will be held valid or enforceable by a court of competent jurisdiction. The patents of our competitors may impair our ability to do business in a particular area. We also rely in part on confidentiality agreements with our corporate collaborators, employees, consultants, and certain contractors to protect our proprietary technology. There can be no assurance that these agreements will not be breached, that we will have adequate remedies for any breach, or that our trade secrets will not otherwise become known or independently discovered by our competitors.

As part of our restructuring plan, we have implemented certain decisions with respect to our intellectual property portfolio resulting in the abandonment of various patents and patent applications.   These decisions were based on a qualitative assessments of numerous factors including, but not limited to, our cash resources, development timelines, evolving development plans for our products, evolving importance placed on jurisdictions of lesser economic value, whether the intellectual property was core to a current product or originally filed to protect potential future or alternative versions of a current product, and the life of a patent relative to the potential timeframe for commercialization.  As such, we have abandoned a number of patents and patent applications and expect to abandon further patents and patent applications in the foreseeable future.

Competition in our industry is intense, and developments by other companies could render our product candidates obsolete.

The industry in which we compete is not a static environment, and market share can change rapidly if competing products are introduced. There can be no assurance that we can avoid intense competition from other medical technology companies, pharmaceutical or biotechnology companies, universities, government agencies, or research organizations, and from other technological advances that could render our technology uneconomical or obsolete. Many of these organizations have substantially greater financial and/or other resources and may succeed in developing technologies and products that are more effective or cheaper to use than any that we may develop. These developments could render our products obsolete and uncompetitive, which would have a material adverse effect on our business, financial condition and results of operations.

We do not have any manufacturing capability, and we lack commercial manufacturing experience.

The manufacture of our products in our industry involves a number of steps and requires compliance with stringent quality control specifications imposed by the Food and Drug Administration (“FDA”) and other regulatory agencies. Moreover, many products can only be manufactured in a facility that has undergone a satisfactory inspection by the FDA and/or other relevant regulatory authorities. For these reasons, we would not be able to locate manufacturing capacity quickly if required. Our inability or reduced capacity to manufacture our products, if required, would have a material adverse effect on our business, financial condition, and results of operations.

We have limited sales, marketing, and distribution experience.

We have limited experience in the sales, marketing, and distribution of pharmaceutical or medical device products. There can be no assurance that if required, we would be able to establish sales, marketing, and distribution capabilities or make arrangements with our collaborators, licensees, or others to perform such activities or that such efforts would be successful. If we fail to establish successful marketing and sales capabilities or to make arrangements with third parties, our business, financial condition and results of operations will be materially adversely affected.

Our operations may be adversely affected by risks associated with international business.

We may be subject to certain risks that are inherent in an international business. These include:

•	varying regulatory restrictions on sales of our products to certain markets and unexpected changes in regulatory requirements;
•	tariffs, customs, duties, and other trade barriers;
•	difficulties in managing foreign operations and foreign distribution partners;
•	longer payment cycles and problems in collecting accounts receivable;
•	fluctuations in currency exchange rates;
•	political risks;
•	foreign exchange controls that may restrict or prohibit repatriation of funds;
•	export and import restrictions or prohibitions, and delays from customs brokers or government agencies;
•	seasonal reductions in business activity in certain parts of the world; and
•	potentially adverse tax consequences.

Depending on the countries involved, any or all of the foregoing factors could materially harm our business, financial condition and results of operations.

We may not achieve our projected development goals in the time frames we announce and expect.

We set goals for and make public statements regarding timing of the accomplishment of objectives material to our success.  The actual timing of these events can vary dramatically due to a number of factors such as delays in our strategic review process, delays or failures in clinical trials, the uncertainties inherent in the regulatory approval process, and delays in achieving product development, manufacturing, or marketing milestones necessary to commercialize products. There can be no assurance that any clinical trials that are necessary for regulatory approvals will be completed, that we will make regulatory submissions, or receive regulatory approvals. If we fail to achieve one or more of our milestones as planned, the price of our common shares could decline.

Our business involves the use of hazardous material, which requires us to comply with environmental regulations.

Although we do not currently manufacture products, we have in the past produced limited quantities of such products for our clinical trials. Our research and development processes have involved the controlled storage, use, and disposal of hazardous materials and hazardous biological materials. We are subject to laws and regulations governing the use, manufacture, storage, handling, and disposal of such materials and certain waste products. Although we believe that our safety procedures for handling and disposing of such materials complied with the standards prescribed by such laws and regulations, we may still be subject to liabilities associated with the inappropriate handling of such materials. There can be no assurance that we will not be required to incur significant costs to comply with current or future environmental laws and regulations, or that our business, financial condition, and results of operations will not be materially or adversely affected by current or future environmental laws or regulations.

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

We have adopted a shareholder rights plan. The provisions of such plan could make it more difficult for a third party to acquire a majority of our outstanding common shares, the effect of which may be to deprive our shareholders of a control premium that might otherwise be realized in connection with an acquisition of our common shares. See “Description of Share Capital”.

We are likely to be classified as a “passive foreign investment company” for U.S. income tax purposes, which could have significant and adverse tax consequences to U.S. investors.

We were a passive foreign investment company (“PFIC”) in our 2008 taxable year, and we believe there is a significant likelihood that we will be classified as a PFIC in our 2009 taxable year and possibly in subsequent years. Our classification as a PFIC could have significant and adverse tax consequences for U.S. holders of our common shares. It may be possible for U.S. holders of common shares to mitigate certain of these consequences by making a “qualified electing fund” election or a mark-to-market election.  See “Certain Income Tax Considerations - United States Federal Income Taxation.”

Item 4.	Information on the Company

A.           History and Development of the Company

Vasogen Inc. was incorporated under the Business Corporations Act (Ontario) and was continued under the Canada Business Corporations Act by certificate and articles of continuance dated August 9, 1999. We have two wholly-owned subsidiaries: Vasogen, Corp., incorporated under the laws of Delaware, U.S.A., and Vasogen Ireland Limited, incorporated under the laws of the Republic of Ireland. Vasogen Ireland Limited owns certain intellectual property related to our products and technologies. Our registered principal office is located at 66 Wellington Street West, Suite 5300, Toronto Dominion Bank Tower, Toronto, Ontario, Canada M5K 1E6. We are currently a “reporting issuer” in all of the provinces and territories of Canada. Our telephone number is (905) 402-9925 and our facsimile number is (905) 847-6270. Our website is www.vasogen.com. Any information contained on our website is not, and will be deemed not to be, incorporated herein by reference.   All currency figures herein are in Canadian dollars, unless otherwise noted.

For the three fiscal years ended November 30, 2008, 2007, and 2006, we spent a total of $8.8 million, $12.0 million, and $32.7 million, respectively, on research and development.  At the present time, we have significantly reduced R&D expenditures pending the outcome of our ongoing strategic review process.  Over the past three fiscal years, we have raised approximately $36.8 million in net proceeds from the issuance of debt and equity securities to investors. Our common shares are listed on the TSX under the symbol “VAS” and on the NASDAQ under the symbol “VSGN”.

During the last and current financial year, we have not been aware of any indications of public takeover offers by third parties in respect of the Company’s shares or by the Company in respect of other companies’ shares.

For additional information on key events, see Item 4B below.

B.           Business Overview

GENERAL DEVELOPMENT OF THE BUSINESS

We are a biotechnology company that historically focused on the research and commercial development of therapies designed  to target the destructive inflammatory process associated with the development and progression of cardiovascular and neurodegenerative disorders. One of our products, Celacade, was designed to activate the immune response to apoptosis - an important physiological process that regulates inflammation.  Historically, we also focused on developing our VP series of drugs for the treatment of certain neuro-inflammatory disorders.

              During 2008, we implemented our restructuring plan to significantly reduce the rate at which we use our cash and to focus our efforts on opportunities that the Board and Management believe are most likely to provide shareholder value. As a result, we discontinued maintaining the necessary quality processes and personnel to support European commercialization and any clinical development of our Celacade technology, materially reduced expenses associated with the VP series of drugs, and reduced the number of full-time employees from 104 to six.  We also retained JMP Securities LLC to assist in exploring potential strategic alternatives. To further reduce the rate at which we use our cash during our strategic review process, in February, 2009, we further reduced our number of full-time employees to two.    As part of this restructuring, Chris Waddick, our President and CEO, will be terminated effective March 1, 2009.  We will take a charge of approximately $1.0 million as a result of such termination as further discussed in the notes to our financial statements. Mr. Waddick has agreed to fulfill the role of CEO, in a consulting capacity at a substantially reduced compensation, to assist the Board in bringing closure to the ongoing strategic review process.

Pursuant to our restructuring plan, we have been considering strategic alternatives for the purpose of enhancing shareholder value. This process has included screening, reviewing, and short-listing potential opportunities including the sale of our Company, a merger or acquisition, and exploring the monetization of certain tangible and intangible assets.    At this time, we have significantly narrowed down the number of third party proposals under consideration.  If a definitive agreement that the Board believes is in the best interest of our shareholders cannot be reached in the near future, the Board will consider the other alternatives that it has been evaluating.  These alternatives include the potential to realize value from the monetization of certain intangible assets either alone, or potentially in combination with a strategic transaction.  The Board will continue to assess the merits of these options relative to liquidating the Company and distributing the remaining cash to the shareholders.

Over the past three fiscal years, we have raised approximately $36.8 million in net proceeds from the issuance of debt and equity securities to investors.

DESCRIPTION OF THE BUSINESS

We are a development-stage biotechnology company that has historically focused on the research and commercial development of technologies targeting the chronic inflammation.  We are conducting a strategic review to identify opportunities that we feel have the potential to maximize shareholder value.

PRODUCTS AND MARKETS

Celacade Program

Our Celacade System was being developed to target the inflammation underlying chronic heart failure.

During 2008, we had ongoing communications with the FDA regarding the use of a Bayesian approach for ACCLAIM II, a study that was intended to support a U.S. Pre-Market Approval filing for Celacade for NYHA Class II heart failure patients.  We are not planning any additional communications with the FDA regarding the design of ACCLAIM II pending the outcome of our current strategic review process.

Subsequent to November 30, 2008, we entered into an agreement to sell a United States patent application and its related foreign counterparts for US$0.4 million. This device-based intellectual property has not been used to date in the Celacade System; however, we have retained rights to this technology for any potential use as it relates to the Celacade System.

Celacade in the E.U.

Celacade had received E.U. regulatory approval as a medical device under the CE Mark.    As a result of our restructuring, we have discontinued maintaining the infrastructure to support the quality systems necessary to support the CE Mark.  The CE Mark was suspended on November 1, 2008 and subsequent to year end we notified the appropriate authority that they will not be able to conduct a recertification audit; therefore the CE Mark was withdrawn.

During 2007, we entered into the Agreement with Ferrer to commercialize our Celacade technology for the treatment of chronic heart failure in certain countries of the E.U. and Latin America.  Based on a European sales forecast for Celacade provided to us by Ferrer in the second quarter of 2008, we determined that we could not financially justify maintaining an infrastructure to support E.U. commercialization.  As a result, we restructured our organization, which included a discontinuation of operational and financial support for European commercialization.  We expect that the Agreement with Ferrer will be terminated in fiscal 2009.  We do not expect the termination of this agreement to trigger any penalties or fees.

VP Series of Drugs Program

Our VP series of drugs was being developed to target inflammation underlying certain neurological conditions.  During the third quarter of 2008 and following an extensive review of our VP series of drugs program, we announced a significant reduction in activities and expenses associated with this program to further reduce our cash burn rate as we continue to explore strategic alternatives.

COMPETITIVE ENVIRONMENT

The pharmaceutical, medical device and biotechnology industries are characterized by rapidly evolving technology and intense competition. Many companies, including major pharmaceutical as well as specialized biotechnology companies, are engaged in activities focused on medical conditions that are the same as, or similar to, those targeted by us. Many of these companies have substantially greater financial and other resources, larger research and development staff, and more extensive marketing and manufacturing organizations than we do. Many of these companies have significant experience in preclinical testing, human clinical trials, product manufacturing, marketing and distribution, and other regulatory approval procedures. In addition, colleges, universities, government agencies, and other public and private research organizations conduct research and may market commercial products on their own or through collaborative agreements.  These institutions are becoming more active in seeking patent protection and licensing arrangements to collect royalties for use of technology that they have developed. These institutions also compete with us in recruiting and retaining highly qualified scientific personnel.

MANUFACTURING

We do not have any external or internal manufacturing capabilities and as part of our restructuring, we no longer maintain the quality management systems are necessary to support regulatory approvals for our products.

INTELLECTUAL PROPERTY

In the past, we filed patent applications to protect our products and processes. Historically, our policy was to file patent applications to protect inventions, technology, and improvements that were important to the development of our business and with respect to the application of our technologies to the treatment of a number of disease indications. We own patents and patent applications relating to our products and technologies in the United States, Canada, and other jurisdictions around the world.  As part of our restructuring plan, we have implemented certain processes with respect to our intellectual property portfolio resulting in the abandonment of various patents and patent applications.   Decisions to abandon certain patents and patent applications were based on a qualitative assessments of numerous factors including, but not limited to, our cash resources, development timelines, evolving development plans for our products, evolving importance placed on jurisdictions of lesser economic value, whether the intellectual property was core to a current product or originally filed to protect potential future or alternative versions of a current product, and the life of a patent relative to the potential timeframe for commercialization.  As such, we have abandoned a number of patents and patent applications and expect to abandon further patents and patent applications in the foreseeable future.

We require our employees, consultants, members of the Scientific Advisory Board (“SAB”), outside scientific collaborators, and sponsored researchers to enter into confidentiality agreements with us that contain assignment of invention clauses outlining ownership of any intellectual property developed during the course of the individual’s relationship with us.

REGULATORY REQUIREMENTS

Before medical products can be distributed commercially, a submission providing detailed information must be reviewed and approved by the applicable government or agency in the jurisdiction in which the product is to be marketed. The regulatory review and approval process varies from country to country.   While we are currently not undertaking the development of any of our products, should we reinstate the development of our current products, or develop other products, we cannot predict or give any assurances as to whether the necessary regulatory approvals will be received or how long the process of seeking regulatory approvals will take.

C.           Organizational Structure

See Item 4A above.

D.           Property, Plant and Equipment

We use the services offered by a virtual office space provider located at 4 Robert Speck Parkway, 15th Floor, Mississauga, Ontario, Canada L4Z 1S1.  In addition, Vasogen Ireland Limited leases premises in Ireland totaling approximately 5,500 square feet. We do not plan on renewing this lease, which expires on February 28, 2009. We continually monitor our facility requirements in the context of our needs and we expect these requirements to change commensurately with our activities.

Item 5.	Operating and Financial Review and Prospects

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements of the Company and notes thereto.  See “Item 18. Financial Statements” The consolidated financial statements have been prepared in accordance with Canadian GAAP, which, except as described in Note 18 to Item 18, conform in all material respects with US GAAP. All amounts are expressed in Canadian dollars unless otherwise noted. Annual references are to the Company’s fiscal years, which end on November 30.

A.           Operating Results

We are a development-stage enterprise that has historically dedicated our cash resources mainly to research and development (“R&D”) activities.  Currently, we are primarily focused on exploring other strategic opportunities including the sale of the Company, a merger or acquisition, and exploring the monetization of certain tangible and intangible assets. This process has also included a review of the potential out-licensing of assets, asset divestiture, or liquidation of the Company.  Until all our strategic options have been explored, we do not plan to incur material expenditures to significantly advance our products.

Loss

The loss for the years ended November 30, 2008, 2007, and 2006, is reflected in the following table:

Loss (in thousands of dollars, except per-share amounts)	2008	2007	Decrease	2007	2006	Decrease

Loss	$16,074	$28,777	$(12,703)	$28,777	$66,360	$(37,583)

Basic and fully diluted loss per share	$0.72	$1.46	$(0.74)	$1.46	$7.05	$(5.59)

The loss for the year ended November 30, 2008 has decreased when compared with the same period in 2007.  A key driver of this decrease was lower compensation costs, reduced stock compensation expense, lower infrastructure and other support costs driven by the significant reduction in employee numbers that resulted from our two restructurings in 2008, and a decrease in the foreign exchange loss that was incurred in the prior period. In addition, the decrease was impacted by a reduction in expenses resulting from the repayment of the senior convertible notes in April 2007.

The loss for 2007 has decreased when compared with 2006.  A key driver of this reduction is the lower costs associated with our phase III clinical programs and the corporate costs associated with supporting these programs. Another reason for the reduced loss is the reduction in expenses associated with the senior convertible notes.  The loss for 2006 above does not include any adjustment to reflect the adoption of the recommendations of CICA Handbook Section 3855, “Financial Instruments - Recognition and Measurement” ("Section 3855”).  We adopted this amendment on a retroactive basis, without restatement.

Research and Development

The changes in R&D expense, and their key components, for the years ended November 30, 2008, 2007, and 2006, are reflected in the following table:

R&D expense (in thousands of dollars, except percentages)	2008	2007	Increase (Decrease)	2007	2006	Increase (Decrease)
Program costs:
Direct	$404	$517	$(113)	$517	$12,954	$(12,437)
Indirect	$5,474	$6,830	$(1,356)	$6,830	$13,569	$(6,739)

Preclinical costs	$2,138	$3,097	$(959)	$3,097	$3,392	$(295)

Intellectual property costs	$767	$1,459	$(692)	$1,459	$2,256	$(797)

Other costs	$11	$136	$(125)	$136	$561	$(425)

Total R&D	$8,794	$12,039	$(3,245)	$12,039	$32,732	$(20,693)
R&D expense as a percentage of the sum of R&D and General and Administration expense	52%	46%	6%	46%	63%	(17%)

The majority of the decrease in our R&D expenses for 2008, when compared with the same period in 2007, resulted from a significant reduction in research and development activities as a result of our restructurings announced in April and July of 2008, which have been partially offset by costs incurred to implement these restructurings.  Restructuring costs for employees directly involved in research and development for the year ended November 30, 2008 were $2.1 million, compared with $0.7 million for the year ended November 30, 2007, and compared with $0.1 million for the year ended November 30, 2006.  Restructuring costs consist of pay in lieu of notice, severance payments, and outplacement counseling.  The majority of the decrease in our R&D expenses for 2007, when compared with the same period in 2006, resulted from a significant reduction in the clinical trial activities relating to the completion of our phase III clinical trials.

Program Costs

Program costs consist of direct and indirect costs.  Direct costs to support trials include expenses for clinical site fees, project management, study monitoring, site close out, data management and analysis, and technology support.  Indirect costs to support these programs consist of compensation costs for employees who support the Celacade program, employee termination costs, professional fees, and other support costs.

Program costs have decreased in the year ended November 30, 2008 compared to the same periods in 2007.  During 2008, prior to our restructuring, program costs for Celacade were incurred for the preparation of initial commercial launch of Celacade in Europe and for the planning of a study that was expected to support an application for regulatory approval of Celacade in the United States.  In addition to restructuring costs during the year ended November 30, 2008, we incurred a $1.2 million non-cash provision taken against our clinical supplies at the date of the April restructuring as we believe that the value of our clinical supplies was not recoverable.   These charges have been offset by reduced compensation costs and reduced stock compensation expense for employees as a result of the restructurings announced in April and July of 2008.  Employee stock options, which were being expensed for the year ended November 30, 2007, are no longer being expensed as the unvested options were forfeited upon termination of employees in accordance with our Stock Option Plan.

For 2007, program costs decreased significantly, as our phase III trials were completed; however, for the comparable period in 2006, these costs were still being incurred, as our phase III trials were completed in the second half of 2006.

A summary of our past programs, on which expenses were incurred during the years ended November 30, 2008, 2007, and 2006 is provided below.

Celacade Program

Our Celacade System was being developed to target the inflammation underlying chronic heart failure.

During 2008, we had ongoing communications with the FDA regarding the use of a Bayesian approach for ACCLAIM II, a study that was intended to support a U.S. Pre-Market Approval filing for Celacade for NYHA Class II heart failure patients.  We are not planning any additional communications with the FDA regarding the design of ACCLAIM II pending the outcome of our current strategic review process.

Subsequent to November 30, 2008 we entered into an agreement to sell a United States patent application and its related foreign counterparts for US$0.4 million. This device-based intellectual property has not been used to date in the Celacade System; however, we have retained rights to this technology for any potential use as it relates to the Celacade System.

Celacade in the E.U.

Celacade had received E.U. regulatory approval as a medical device under the CE Mark.    As a result of our restructuring, we have discontinued maintaining the infrastructure to support the quality systems necessary to support the CE Mark.  The CE Mark was suspended on November 1, 2008 and subsequent to year end we notified the appropriate authority that they will not be able to conduct a recertification audit; therefore the CE Mark was withdrawn.

During 2007, we entered into the Agreement with Ferrer to commercialize our Celacade technology for the treatment of chronic heart failure in certain countries of the E.U. and Latin America.  Based on a European sales forecast for Celacade provided to us by Ferrer in the second quarter of 2008, we determined that we could not financially justify maintaining an infrastructure to support E.U. commercialization.  As a result, we restructured our organization, which included a discontinuation of operational and financial support for European commercialization.  We expect that the Agreement with Ferrer will be terminated in fiscal 2009. We do not expect the termination of this agreement to trigger any penalties or fees.

VP Series of Drugs Program

Our VP series of drugs was being developed to target inflammation underlying certain neurological conditions.  During the third quarter of 2008 and following an extensive review of our VP series of drugs program, we announced a significant reduction in activities and expenses associated with this program to further reduce our cash burn rate as we continue to explore strategic alternatives.

Preclinical Costs

Our preclinical research programs were focused on developing our VP series of drugs and on supporting our Celacade program.

Preclinical expenses consist of salaries and benefits for employees who support the preclinical activities, employee termination costs, costs to the medical institutions to whom our research is outsourced, professional fees, and other support costs.  During 2008, preclinical costs were incurred, prior to our restructuring, for work related to optimizing the manufacturability of VP025 and the VP series of drugs.  Preclinical costs for the year ended November 30, 2008 have decreased when compared with the costs for the same periods in 2007 as lower costs for work related to optimizing the manufacturability of VP025 and the VP series of drugs have been partially offset by restructurings costs.  Preclinical costs for 2007 were lower when compared to 2006, given a reduction in our preclinical activities in the prior year.

Intellectual Property Costs

Our research and development initiatives have resulted in the filing of numerous patent applications.  We own patents and patent applications relating to our products and technologies in the United States and other jurisdictions around the world.  Our intellectual property (“IP”) expenses primarily consist of fees paid to patent offices worldwide and to external patent counsel.  These costs are included in R&D expense and are expensed as incurred.  These costs are a result of advancing our patent protection into additional countries through filing international patent applications, and additional patent and trademark activities associated with protecting our existing technologies, as well as new discoveries and developments resulting from our research and development programs.  The costs for the year ended November 30, 2008 have decreased when compared with the costs for the same period in 2007.  The reduced patent costs are largely due to a combination of a greater proportion of the patent prosecution work being done in-house, patent applications maturing to patents, and implementing certain decisions with respect to our intellectual property portfolio resulting in the abandonment of various patents and patent applications.   These decisions were based on a qualitative assessments of numerous factors including, but not limited to, our cash resources, development timelines, evolving development plans for our products, evolving importance placed on jurisdictions of lesser economic value, whether the IP was core to a current product or originally filed to protect potential future or alternative versions of a current product, and the life of a patent relative to the potential timeframe for commercialization. The costs for 2007 are lower than the costs for the same period in 2006 due to a greater proportion of the patent prosecution work being done in-house and patent applications maturing to patents.

General and Administration

The changes in general and administration expense, and their key components, for the years ended November 30, 2008, 2007, and 2006, are reflected in the following table:

General and Administration expense (in thousands of dollars)	2008	2007	Increase (Decrease)	2007	2006	Increase (Decrease)

Infrastructure and other support costs	$6,086	$11,803	$(5,717)	$11,803	$16,563	$(4,760)

Insurance	$724	$1,131	$(407)	$1,131	$1,660	$(529)

Professional fees	$1,288	$1,325	$(37)	$1,325	$1,028	$297

Total General and Administration expense	$8,098	$14,259	$(6,161)	$14,259	$19,251	$(4,992)

Infrastructure and other support costs include salaries and related employee costs for those employees not directly involved in research and development, facility-related and information technology expenses for all employees, and restructuring costs. These costs have decreased for the year ended November 30, 2008 when compared to the same periods in 2007, as a result of lower restructuring costs, reduced stock compensation expense, and a reduced level of activity required to support the current operations. Restructuring costs included in General and Administration expense for the year ended November 30, 2008 were $1.0 million compared with restructuring costs of $2.6 million for the year ended November 30, 2007.  In addition, we had a reduced stock compensation expense for employees as a result of terminations.  These employee stock options, which were expensed for the year ended November 30, 2007, are no longer being expensed as the unvested options were forfeited upon termination of employees in accordance with our Stock Option Plan.  The cost reduction is also driven by the decrease in full-time employees to six as at November 30, 2008.  There were 104 full-time employees as at November 30, 2007.  Infrastructure and other support costs have decreased in 2007 when compared to 2006, as a result of a reduced level of activity required to support the current operations. The cost reduction is primarily driven by the decrease in full-time employees to 104 as at November 30, 2007. There were 125 full-time employees as at November 30, 2006.

Insurance costs decreased in the year ended November 30, 2008 when compared to the same periods in 2007, as a result of market conditions at renewal and a reduction in liability insurance for our directors and officers, both of which impacted our insurance premiums on renewal.  The total amount of the insurance coverage provided to our directors and officers decreased to US$20.0 million from US$25.0 million.  Insurance costs decreased in 2007 when compared to 2006, as a result of market conditions that impacted our insurance premiums.

Professional fees, which include expenses for legal, tax, accounting, and other specialized services, incurred during the year ended November 30, 2008 and are comparable to the same periods in 2007.  Accounting costs have decreased during the year ended November 30, 2008 from the same periods in 2007 as estimated costs for the 2008 year-end audit are less than the prior period as we will not require a Sarbanes-Oxley audit opinion on the effectiveness of internal control for 2008 due to the fact that our market capitalization was below US$50 million on May 31, 2008, which is the test date for determining our filer status on November 30, 2008. This was offset by an increase in legal costs increased during the year ended November 30, 2008 compared to the same periods in 2007 mainly as a result of costs associated with the ongoing strategic review.  Professional fees increased in the year ended November 30, 2007 when compared to the same periods in 2006, as we had additional costs for the 2007 year-end audit as we required a Sarbanes-Oxley audit opinion on the effectiveness of internal control for 2007.

Foreign Exchange

The foreign exchange gain or loss for the years ended November 30, 2007, 2006, and 2005, is reflected in the following table:

Foreign Exchange (in millions of dollars)	2008	2007	Increase	2007	2006	Increase
Foreign exchange (gain) loss	$(0.3)	$2.0	$(2.3)	$2.0	$0.1	$1.9

We are holding U.S. dollars directly to make payments for operating expenses denominated in U.S. dollars. At November 30, 2008, we held U.S. dollar denominated securities in the amount of US$740 thousand (see “Liquidity and Capital Resources” section).  As our functional or measurement currency is the Canadian dollar, U.S. dollar exchange rate fluctuations may have a significant impact from an accounting perspective, but they do not impair or enhance our ability to pay our U.S. dollar denominated expenses.

Our statement of operations includes a foreign exchange gain for the year ended November 30, 2008 that arose as a result of the weakening of the Canadian dollar, our functional currency, relative to the U.S. dollar, during this period.  The year-end conversion rates from the U.S. dollar to the Canadian dollar for November 30, 2008, and 2007 were 1.237, and 1.000, respectively.  Our statement of operations includes a foreign exchange loss for 2007 that arose as a result of the strengthening of the Canadian dollar, our functional currency, relative to the U.S. dollar, during this period.  The year-end conversion rates from the U.S. dollar to the Canadian dollar for November 30, 2007, and 2006 were 1.000, and 1.1422, respectively.

Investment Income

Investment income for the years ended November 30, 2008, 2007, and 2006, is reflected in the following table:

Investment Income (in thousands of dollars)	2008	2007	Decrease	2007	2006	Decrease

Investment income	$513	$1,310	$(797)	$1,310	$1,971	$(661)

Investment income for 2008 was lower when compared with 2007 primarily as a result of a lower average amount of cash and cash equivalents and lower rates of returns on our investments.  Investment income for 2007 was lower when compared with 2006, primarily due to a decline in the average amount of cash and cash equivalents, available for sale securities, and restricted cash on hand.

 Other expenses

Other expenses for the years ended November 30, 2008, 2007, and 2006, are reflected in the following table:

Other expense (in thousands of dollars)	2008	2007	Increase (Decrease)	2007	2006	Decrease

Interest expense on senior convertible notes payable	$0.0	$5	$(5)	$5	$930	$(925)

Accretion of the carrying value of senior convertible notes payable	$0.0	$728	$(728)	$728	$7,824	$(7,096)

Amortization of deferred financing costs	$0.0	$154	$(154)	$154	$2,495	$(2,341)

Loss on debt extinguishment	$0.0	$1,754	$(1,754)	$1,754	$4,995	$(3,241)

Change in fair value of embedded derivatives	$0.0	$(829)	$829	$(829)	$0.0	$(829)

Total	$0.0	$1,812	$(1,812)	$1,812	$16,244	$(14,432)

We had no other expenses for the year ended November 30, 2008, when compared to the same periods in 2007, as a result of the outstanding balance of the senior convertible notes being fully repaid during the second quarter of 2007.  Other expenses associated with the senior convertible notes were primarily non-cash expenses.
These expenses are lower for 2007, when compared to the same period in 2006, as a result of the outstanding balance of the senior convertible notes being fully repaid as at May 31, 2007. These notes were outstanding throughout fiscal 2006.  As a result of adopting Handbook Section 3855, “Financial Instruments - Recognition and Measurement”, the Company allocated gross proceeds received from the issuance of the senior convertible notes between the debt, the conversion option, warrants, and the identified embedded derivatives.  These embedded derivatives were measured at fair market value at each reporting date and changes in fair market value are recognized in the statements of operations and deficit.

B.           Liquidity and Capital Resources

Since our inception, we have financed our operations primarily from public and private sales of equity, the issuance of senior convertible notes, the exercise of warrants and stock options, and interest on funds held for future investments.  Other than interest on our investments, we did not receive funds from any of these activities during the year ended November 30, 2008. During the year ended November 30, 2007, we completed a public offering for net proceeds of $15.4 million (US$14.2 million), resulting in the issuance of 4.9 million common shares and 3.7 million five-year warrants to purchase common shares at US$3.16 per share.   During the year ended November 30, 2006, we completed a public offering for gross proceeds of $23.1 million (US$20.3 million), resulting in the issuance of 4.3 million common shares, 1.7 million five-year warrants to purchase common share at US$6.30 per share and 0.4 million six-month warrants to purchase common shares at US$5.30 per share.  These financings triggered the anti-dilution adjustments contained in the senior convertible notes and warrants that were issued on October 7, 2005.

Our common shares are traded on both the Toronto Stock Exchange and the NASDAQ Capital Market.  On April 24, 2008, we received a letter from the Listing Qualifications Department of The NASDAQ Stock Market indicating that the minimum closing bid price of our common stock had fallen below US$1.00 for 30 consecutive trading days, and therefore, we were not in compliance with Marketplace Rule 4310(c)(4) (the “Minimum Bid Price Rule”). In accordance with the NASDAQ Marketplace Rule 4310(c)(8)(D), we were provided a compliance period of 180 calendar days, or until October 21, 2008, to regain compliance with this requirement. In October 2008 the NASDAQ Stock Market suspended the enforcement of the Minimum Bid Price Rule requiring a minimum US$1 closing price until January 20, 2009. The suspension was to remain in effect through January 19, 2009 and the original rules were to be reinstated on January 20, 2009.  Subsequently, on December 9, 2008, the Nasdaq extended this suspension. Accordingly, the NASDAQ indicated that it will not take action to delist any security, including our common shares, for a violation of the minimum bid price rule during the suspension, which has now been extended until April 20, 2009.  If we are unable to comply with the Minimum Bid Price Rule by April 20, 2009, but we meet the NASDAQ Capital Market’s initial listing criteria, other than the initial listing bid price requirement, the NASDAQ will provide us an additional 180 calendar days to meet the minimum bid price requirement.  Currently, irrespective of the minimum bid price requirement, we do not meet the initial listing criteria of the NASDAQ Capital Market.  Given our recent share price of US$0.15 as of  February 24, 2009, it is very unlikely that we will be in compliance with the NASDAQ’s minimum closing bid price by April 20, 2009.  If we receive another notice from the NASDAQ that our shares are subject to delisting from the NASDAQ Capital Market, we may request a hearing before a NASDAQ Listing Qualifications Panel to review the NASDAQ’s determination.  A hearing request will stay the delisting of our common shares, pending the decision of the Panel, allowing our common shares to continue to be listed on the NASDAQ Capital Market.  We expect that any discussions with the NASDAQ regarding our plans for regaining compliance will be impacted by the strategic initiatives that we are currently exploring, but there can be no assurance that the Panel will grant a request for continued listing on the NASDAQ Capital Market.  If we do not request a hearing, our common shares could be delisted from the NASDAQ Capital Market.

If our common shares are delisted from the NASDAQ Capital Market, it will likely materially impair our ability to obtain financing in the future.

As at November 30, 2008, the total number of common shares outstanding was 22.4 million.  The number of employee stock options outstanding at November 30, 2008 is 1.0 million.  The conversion rate of the options is on a one-to-one basis for common shares.  The number of warrants outstanding at November 30, 2008 is 6.5 million. The conversion rate of the warrants is on a one-to-one basis for common shares, excluding 0.5 million warrants that have been issued to the note holders, which are now convertible into common shares at a rate of approximately 2.2 common shares for one warrant.  All outstanding options and warrants are currently out of the money.  The weighted average exercise price of the outstanding options is $11.61, while the exercise prices of the warrants range from US$3.16 to US$14.05.

As at February 25, 2009, we have 22.5 million common shares outstanding; 0.9 million options to purchase common shares outstanding; and 6.5 million warrants to purchase 7.1 million common shares.

From November 30, 2008 to the date of this annual report, no options to purchase our common shares were granted, no options to purchase our common shares were exercised, 68,961options to purchase our common shares expired, and no options to purchase our common shares were cancelled.  From November 30, 2008 to the date of this annual report, 67,377 deferred share units to purchase our common shares were granted, 95,019 deferred share units to purchase our common shares were exercised, and 2,693 deferred share units to purchase our common shares were cancelled.

The comparative information for the Shareholders’ Equity section in our financial statements has been adjusted to give effect to the 10:1 share consolidation that was approved by our shareholders on April 3, 2007, and implemented on April 17, 2007, as directed by the Board of Directors.

At November 30, 2008, our cash and cash equivalents totaled $8.6 million, compared with $23.5 million at November 30, 2007.  The decrease is a result of the cash used in operations during the year ended November 30, 2008.  We invest our cash resources in liquid government and corporate debt instruments having a single “A” credit rating or greater.  We do not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to interest rates on our investments, owing to the relative short-term nature of the investments. We currently hold our cash resources in investments issued by major Canadian governments or financial institutions.

We are exposed to changes in foreign exchange rates between the Canadian and U.S. dollars, which could affect the value of our cash and cash equivalents.  At November 30, 2008, we held U.S. dollar denominated securities in the amount of US$740 thousand.  As our functional or measurement currency is the Canadian dollar, U.S. dollar exchange rate fluctuations may have a significant impact from an accounting perspective, but they do not impair or enhance our ability to pay U.S. dollar denominated expenses.    In November 2007, we purchased Canadian dollars totaling $12.5 million for US$12.9 million, and concurrently entered into a forward contract to purchase the U.S. dollars back in December 2007.  The Canadian dollars were acquired to enable us to invest our cash resources in Canadian investments; however, the forward contract enabled us to preserve our U.S. funds, even when converted to Canadian dollars.  This forward contract matured in December 2007.

Our net cash used in operating activities for 2008, was $15.2 million, compared with $25.8 million and $64.4 million for 2007 and 2006, respectively.  Our net cash used in operations included restructuring costs for the year ended November 30, 2008 of $3.1 million compared with $2.9 million, for the  year ended November 30, 2007, respectively.

Our ability to continue as a going concern is completely dependent upon our ability to identify and complete a sale, merger, acquisition, or alternative strategic transaction and/or secure additional funds.  Potential sources of capital are limited but may include equity or debt financings, or payments from potential strategic partners, as well as other financing opportunities.  The availability of financing will be affected by a sale, merger, acquisition, or alternative strategic transaction, the state of the economy and capital markets generally (including with reference to biotechnology companies), the liquidity of our common shares and the status of our listing on the NASDAQ market and the TSX, strategic alliance agreements, and other relevant commercial considerations. The current economic conditions may make the availability of debt or equity financing scarce.  Our cash outflows are currently expected to consist primarily of payroll costs, insurance, public company expenses, and potential expenses related to the outcome of the ongoing strategic review process.  This disclosure regarding our ability to continue as a going concern is included in Note 1 to our financial statements for the year ended November 30, 2008.  If we cannot complete a, sale, merger, acquisition, or alternative strategic transaction, secure additional financing, or if we cannot secure additional financing on terms that would be acceptable to us, we will have to consider other possibilities which may include, seeking to out-license assets, potential asset divestitures, winding up, dissolution, or liquidation of the Company.

C.           Research and development, patents, and licenses, etc.

We expense R&D costs.  The majority of our research was outsourced to medical institutions, under contractual agreements, for which expenditures are settled with cash payments that are aligned with the achievement of pre-defined activities.

Prior to implementation of our strategic restructuring plan on April 14, 2008, the costs of our prepaid clinical supplies were capitalized, on the basis that these supplies have future alternative uses related to the various clinical applications of our Celacade technology, and were expensed as they are shipped to outsourced research centers or clinical sites.

Our ability to recover the carrying value of our clinical supplies was impacted by several factors, including, but not limited to, the progress of clinical trials, our ongoing ability to fund clinical trials, feedback and decisions from health regulators regarding clinical trial results and reimbursement, ongoing technological improvements, technological obsolescence, the timing of product launch, the development of our patent portfolio, the ability to defend any claims made by third parties against our intellectual property, and our financial ability to challenge those third parties who may infringe our intellectual property.  Based on our analysis, we believe that, as a result of our restructuring during the second quarter, the value of our clinical supplies is not recoverable, so such supplies were expensed at the date of the April restructuring.

For the three fiscal years ended November 30, 2008, 2007, and 2006, we spent a total of $8.8 million, $12.0 million, and $32.7 million, respectively, on research and development.  At the present time, we have significantly reduced R&D expenditures pending the outcome of our ongoing strategic review process.  Over the past three fiscal years, we have raised approximately $36.8 million in net proceeds from the issuance of debt and equity securities to investors.

D.           Trend Information

It is important to note that historical patterns of expenses cannot be taken as an indication of future expenses.  The amount and timing of expenses and availability of capital resources vary substantially from period to period, depending on the level of research and development activity being undertaken at any one time and the availability of funding from investors and prospective commercial partners.

The following table presents unaudited selected financial data for each of the last eight quarters ended November 30, 2008:

	Loss for the period (000’s)	Basic and diluted loss per share	Foreign exchange gain/(loss) (000’s)
November 30, 2008	$(750)	$(0.03)	$111
August 31, 2008	$(2,586)	$(0.12)	$59
May 31, 2008	$(7,418)	$(0.33)	$338
February 29, 2008	$(5,320)	$(0.24)	$(203)

November 30, 2007	$(6,058)	$(0.27)	$(777)
August 31, 2007	$(5,347)	$(0.24)	$(242)
May 31, 2007	$(9,694)	$(0.54)	$(1,092)
February 28, 2007	$(7,678)	$(0.47)	$134

R&D and general and administration expense for the fourth quarter were $0.9 million, compared with $2.7 million in the third quarter.  The loss in the fourth quarter of 2008 has decreased compared to the loss in the third quarter of 2008 and the fourth quarter of 2007 as a result of reduced operating costs resulting from our two restructurings.  During the third quarter of 2008, as a result of our restructuring announced on July 3, 2008, we incurred restructuring costs of $0.8 million. No such costs were incurred during the fourth quarter of 2008.

The loss in the third quarter of 2008 was less than the loss in the second quarter of 2008 as a result of restructuring costs and the non-cash provision taken against our clinical supplies, which were expensed during the second quarter as a result of our restructuring (announced on April 14, 2008). R&D and general and administration expense for the third quarter was $2.7 million, compared with $7.8 million in the second quarter.

Prior to the restructuring that occurred in the second quarter of 2008, our R&D and general and administration expenses for the previous three quarters had been comparable; therefore, changes to our losses for the period had been impacted by foreign exchange losses and interest income.  The higher quarterly losses in the first and second quarter of 2007 were driven by expenses associated with the senior convertible notes which are discussed in greater detail elsewhere in this document. The loss in the second quarter of 2007 was higher as a result of restructuring costs, which were expensed during that period. The operations of our Company are not subject to any material seasonality or cyclicality factors.

E.            Off-balance sheet arrangements

We have no debt, guarantees, off-balance sheet arrangements, or capital lease obligations. Other long-term obligations are discussed below.

F.            Contractual obligations

Our contractual obligations as of November 30, 2008 are as follows:

Contractual Obligations (in thousands of dollars)	Total	Less than 1 year	1 - 3 years	4 - 5 years	More than 5 years

Operating lease obligations	$92	$92	Nil	nil	nil

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

G.            Safe Harbor

Certain statements contained in this annual report and in certain documents incorporated by reference herein and therein may constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or “forward-looking information” under the Securities Act (Ontario). These statements may include, without limitation, plans to consider a sale, merger, acquisition, or other strategic alternatives resulting from our strategic review, statements regarding the status of development, or expenditures relating to the Celacade System or our VP series of drugs, including VP015 and VP025, plans to fund our current activities, statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future revenues and projected costs.  In some cases, you can identify forward-looking statements by terminology such as “may”, “will”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimated”, “predicts”, “potential”, “continue”, “intends”, “could”, or the negative of such terms or other comparable terminology. A number of assumptions were made by us in the preparation of these forward-looking statements.  You should not place undue reliance on our forward-looking statements which are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances, or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, the outcome of our strategic review, securing and maintaining corporate alliances, the need for additional capital and the effect of capital market conditions and other factors, including the current status of our programs, on capital availability, the potential dilutive effects of any financing and other risks detailed from time to time in our public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies.  The forward-looking statements are made as of the date hereof, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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

Name and Residence(1)	Position with the Company and Principal Occupation for the last five years	Other Public Company Boards	Director/Officer Since
Terrance H. Gregg(2),(4),(5) Los Angeles, California, USA
Chairman of the Board and Director of the Company.  Formerly Interim President and CEO of the Company (2007).  Mr. Gregg is the President and CEO of DexCom Inc. Mr. Gregg is the former President of Medtronic MiniMed.
		DexCom Inc.	September 1999
David G. Elsley(2),(3), (5) Oakville, Ontario, Canada	Director of the Company. Mr. Elsley is a consultant. Mr. Elsley was the President of the Company from 1991 to 2007, and Chief Executive Officer of the Company from 1994 to March 7, 2007.	None	January 1991
Dr. Eldon R. Smith(5) Calgary, Alberta, Canada	Senior Vice President, Scientific Affairs, Chief Medical Officer, and Head of Cardiovascular Development, and a Director of the Company.	Canadian Natural Resources Limited Sernova Corp. VentriPoint Inc. Aston Hill Financial Inc.	July 1998
Dr. Calvin R. Stiller(4) London, Ontario, Canada	Director of the Company. Dr. Stiller is the former Chairman and Chief Executive Officer of Canadian Medical Discoveries Fund Inc.	None	January 2006
John C. Villforth (2),(4) Gaithersburg, Maryland, USA	Director of the Company. Former President and Executive Director, Food and Drug Law Institute.	None	March 2001
Christopher J. Waddick, Georgetown, Ontario, Canada
President, Chief Executive Officer and Director of the Company since 2007.  Mr. Waddick was formerly Chief Operating Officer, Executive Vice President, Chief Financial Officer, and Treasurer of the Company.
		None	March 1997
Graham Neil Brampton, Ontario, Canada	Vice President, Finance and Chief Financial Officer of the Company. Mr. Neil was formerly Director of Finance and Controller of the Company.	None	July 2007

Notes:
1.	The Company does not have an executive committee of the Board of Directors.
2.	Member of the Audit Committee of the Board of Directors.
3.
Mr. Elsley was appointed to fill a vacancy on the audit committee resulting from the resignation of Mr. Clarke effective December 31, 2008.   In compliance with applicable Canadian securities law requirements, a director appointed to fill a vacancy on the Audit Committee need not be considered independent.

4.	Member of the Compensation, Nominating, and Corporate Governance Committee of the Board of Directors.
5.	Member of the Special Committee of the Board with respect to the Company’s strategic review process.

      As of November 30, 2008, the directors and executive officers of the Company as a group beneficially own, directly or indirectly, or exercise control or direction over 479,447 common shares (Directors’ Deferred Share Units included), representing approximately 2.14% of the issued common shares of the Company.

               On November 14, 2007, Dr. Stiller and a group of current and former officers and directors of NPS Pharmaceuticals, Inc. were named as defendants in a purported derivative action in Utah.  The lawsuit alleges that the defendants made false and misleading statements regarding certain of NPS’ products and business. The lawsuit seeks a determination that it is an appropriate derivative action, and damages in unspecified amounts. This action has been dismissed.

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

SCIENTIFIC ADVISORY BOARD

As part of our restructuring during 2008, we disbanded our SAB. Members of the SAB were entitled to an annual honorarium and reimbursement for their reasonable out-of-pocket expenses incurred in connection with our business. Members were also eligible to receive stock options. Members of the SAB through their affiliation with universities, hospitals, and other centers of biomedical research may have, from time to time, collaborated on or directed independent basic research, preclinical studies, and/or feasibility clinical trials involving our technologies and received, in connection therewith, professional fees at market rates.

There are no family relationships between the directors, senior management of the Company and employees of the Company upon whose work the Company is dependent.

B.           Compensation

Director Compensation

During 2008, directors of Vasogen who were not full-time employees of Vasogen received an annual retainer of $30,000.  In addition, a fee of $1,500 was paid for each board or board committee meeting attended in person, or $1,000 if the director participated by conference call. The Board also holds regular update calls with management.   From time to time these calls have formal agendas and, if so, a fee of $500 is paid.  The Chairman of the Board and the chairpersons of the Audit Committee and of the Compensation, Nominating, and Corporate Governance Committee each received an additional annual retainer in the amount of $15,000, $15,000, and $10,000, respectively.  The annual retainer and applicable meeting fees are all paid in deferred share units.  Directors are also entitled to be reimbursed for their reasonable and documented out-of-pocket expenses incurred on the business of Vasogen.

Effective January 1, 2004, the Company established a plan to grant deferred share units ("DSU’s") to its non-management directors.  On March 25, 2008, the Company's shareholders approved an increase in the maximum number of common shares issuable under the DSU plan to 625,000.  Under the plan, the directors will defer any cash remuneration that they would have otherwise received for services rendered and in lieu thereof will receive the number of DSU’s which is equivalent in value to the remuneration deferred.  A DSU is a unit equivalent in value to one common share of the Company based on the trading price of the Company's common shares on The Toronto Stock Exchange.  Upon termination of board service, the director will be able to redeem DSU’s based upon the then market price of the Company's common shares on the date of redemption in exchange for any combination of cash or common shares as the Company may determine.

During fiscal 2008, the Company issued a total of 346,852 DSU’s to directors in respect of aggregate fees of $0.2 million.

Directors of the Company are also eligible to be granted stock options.  During fiscal 2008, non-management directors of the Company, other than the Chairman of the Board, were awarded options to acquire 15,000 common shares of the Company each, and the Chairman of the Board was awarded options to acquire 25,000 common shares of the Company. During 2008, options to acquire 85,000 common shares of the Company were granted to non-management directors.

Executive Compensation

The following table sets forth all compensation for the periods indicated in respect of the individuals who were the Chief Executive Officer of the Company or the Chief Financial Officer of the Company at any time during 2008, as well as the individuals who were, as at November 30, 2008 the three other most highly compensated executive officers of the Company (“Named Executive Officers”).

2008 Summary Compensation Table

		Annual Compensation			Long-Term Compensation
					Awards		Payouts
					Securities	Shares
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation(1) ($)	Under Options/ SARs(2) Granted (#)	Or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	All Other Compensation ($)
Chris Waddick (3)(4) (President & CEO)	2008	330,000	82,500	45,000 (4)	152,308	-	-	-
	2007	302,222	165,000	45 000 (4)	200,000
	2006	280,000	85,050	45,000(4)	39,266
Graham Neil47) (VP of Finance & CFO)	2008	155,000	31,000	-	44,712	-	-	-
	2007	139,765	58,125		-
	2006	122,834	18,288		10,487
Dr. Eldon Smith (Senior VP, Scientific Affairs)
	2008	157,500	31,500	-	69,692	-	-	-
	2007	226,500	90,600		10,000
	2006	226,500	54,360		20,996

Notes:

1.	Except as otherwise stated, perquisites and other personal benefits do not exceed the lesser of $50,000 or 10% of the total of the annual salary and bonus for the above-named officers.

2.	To date, no stock appreciation rights (“SARs”) have been granted.

3.	Mr. Waddick became the CEO on June 20, 2007. Mr. Waddick was previously the Chief Operating Officer of the Company and Executive Vice President and Chief Financial Officer of the Company.

4.	Other annual compensation was provided to Mr. Waddick in connection with a Company-required relocation, net of applicable taxes.

5.	Mr. Neil became the Vice President of Finance and CFO on July 10, 2007.

Employment Contracts

The employment agreement with Christopher Waddick was terminated effective March 1, 2009.  The Company subsequently entered into a consulting agreement to retain the services of  Mr. Waddick as the Company’s President and CEO at a significantly reduced compensation.  The agreement provides for a base monthly retainer of $15,650 and is terminable at the option of the Company.

The Company entered into an employment agreement with Graham Neil as of July 10, 2007. Pursuant to this agreement, Mr. Neil serves the Company as its Vice President of Finance and Chief Financial Officer. The agreement provides for an annual reviewable remuneration of $155,000.  This agreement is terminable at the option of the Company; however, if the agreement is terminated other than for cause, the employee is entitled to a lump-sum payment equal to 6 months cash compensation plus one month for each year of service to a maximum of 12 months.  The agreement contains standard non-competition and non-solicitation provisions. The agreement also contains change-of-control provisions resulting in the triggering of the standard severance provisions of the agreement in the event that a change-of-control transaction takes place.

The Company entered into an agreement with Eldon R. Smith & Associates Ltd. as of June 01, 2008. Pursuant to this agreement, Eldon R. Smith & Associates Ltd. provides the services of Eldon Smith as the Company’s Senior Vice President, Scientific Affairs. The agreement provides for an annual remuneration of $90,000.   This agreement is terminable at the option of the Company; however, if the agreement is terminated other than for cause, the employee is entitled to a lump-sum payment equal to 12 months of his annual remuneration.

There are no amounts set aside or accrued by the Company or its subsidiaries to provide pension, retirement or similar benefits.

Annual Bonus

Prior to the beginning of each fiscal year, the Board approves annual corporate objectives, and these, along with personal performance objectives, are reviewed at the end of the year for the purpose of determining annual bonuses.  Annual assessments of senior management also evaluate other performance measures, including the promotion of teamwork, leadership, and the development of individuals responsible to the applicable officer. The CEO’s annual bonus is weighted 100% on the achievement of corporate objectives, and the annual bonus of the other executive officers is weighted 75% on the achievement of corporate objectives and 25% on the achievement of individual objectives.  The maximum bonus percentage payable to executive officers ranges from 40% to 50%.

C.           Board Practices

Board of Directors

See Items 6A and 6B.

Committees of the Board of Directors

AUDIT COMMITTEE

The Audit Committee of the Board monitors our financial activities, policies, and internal control procedures.  The Audit Committee comprises two independent directors and one director who is not considered independent as defined under applicable Canadian securities law requirements and in Nasdaq Marketplace Rule 4200(a)(15).  John Villforth and Terrance Gregg are considered independent.  David Elsley is not considered independent under applicable Canadian securities law requirements, but his appointment does comply with an exception to the independence requirement as he was appointed to fill a vacancy left by the resignation of Mr. Clarke.  Further, he is not considered independent under the Nasdaq rules, but he does satisfy the independence criteria of Rule 10A - 3(b)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Rear Admiral Villforth is the Past-President and Executive Director of the Food and Drug Law Institute and the former Director of the FDA Center for Devices and Radiological Health.  He has almost three decades of experiences as a commissioned officer in the U.S. Public Health Service in the Department of Health and Human Services.  Mr. Villforth retired from the public service sector with the rank of Assistant Surgeon General (Rear Admiral).  Mr. Villforth joined Vasogen’s Board of Directors in 2001.

Mr. Gregg is the President and Chief Executive Officer of DexCom Inc. In 2002, he retired as President of Medtronic MiniMed, a world leader in diabetes management systems.  He became President and Chief Operating Officer of MiniMed, Inc. in 1996 and was instrumental in Medtronic’s US $3.4 billion acquisition of MiniMed in 2001. He also served in executive positions with Smith & Nephew and Allergan Inc. Between March and June, 2007, he served as the interim Chief Executive Officer of Vasogen. Mr. Gregg joined Vasogen’s Board in 1999.

Mr. Elsley is currently a consultant.  He was the President and Chief Executive Officer of Vasogen from 1994 through 2007. In that role, he was responsible for the scientific, clinical, and commercial development of Vasogen’s Celacade technology.  Mr. Elsley holds a Master of Business Administration from the Richard Ivey School of Business, University of Western Ontario.  Mr. Elsley joined Vasogen’s Board in 1991.

Under the SEC rules implementing the Sarbanes-Oxley Act of 2002, Canadian issuers filing reports in the United States must disclose whether their audit committees have at least one "audit committee financial expert".  Additionally, under Nasdaq Marketplace Rule 4350(d)(2)(A), the Nasdaq requires that one member of the audit committee be financially sophisticated, meaning that they must have "past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual's financial sophistication, including being or having been a chief executive officer, chief financial officer, or other senior officer with financial oversight responsibilities."  The Board has determined that both Mr. Elsley and Mr. Gregg qualify as audit committee financial experts under the SEC rules and as financially sophisticated under the Nasdaq rules.

Nasdaq Marketplace Rule 4350(c)(1) requires that the Board must comprise a majority of independent directors.  Nasdaq Marketplace Rule 4350(d)(2)(A) requires that each of the members of the Audit Committee be independent and requires that no member of the Audit Committee has participated in the preparation of Vasogen’s financial statements during the last three years.  Nasdaq Marketplace Rule 4350(a)(1) allows a foreign private issuer like Vasogen to follow home country practice in lieu of this Nasdaq requirement, as long as the company discloses in its annual reports filed with the SEC or on its website that it does not follow the requirement and describes the home country practice that it follows in lieu of the Nasdaq requirement.

Under the applicable requirements under Canadian securities laws, Vasogen’s Board is not required to have a majority of independent directors.  Additionally, with regard to audit committee requirements in Canada, National Instrument 52-110, Audit Committees (the “Instrument”) requires that, except in certain limited circumstances, a company’s audit committee must comprise at least three directors, each of whom must be independent.  However, Section 3.5 of the Instrument further provides that if the resignation of an audit committee member results in a vacancy on the audit committee that the board of directors is required to fill, an audit committee member appointed to fill such vacancy is exempt from the requirements of independence for a period ending on the later of (a) the next annual meeting of the issuer, and (b) the date that is six months from the date the vacancy was created.  In compliance with these Canadian requirements, the Board appointed Mr. Elsley to fill the vacancy on the Audit Committee created by the resignation of Mr. Thomas Clarke from the Board effective December 31, 2008.

The Audit Committee assists the Board in fulfilling its oversight responsibility to shareholders, potential shareholders, the investment community, and others with respect to the Company’s financial statements, financial reporting process, systems of internal accounting and disclosure controls, performance of the external auditors, and risk assessment and management.  The Audit Committee has the power to conduct or authorize investigations into any matters within its scope of responsibilities, with full access to all books, records, facilities and personnel of the Company, its auditors and its legal advisors. In connection with such investigations or otherwise in the course of fulfilling its responsibilities under this charter, the Audit Committee has the authority to independently retain special legal, accounting, or other consultants to advise it.

The Audit Committee reviewed with the independent auditor, who is responsible for expressing an opinion on the conformity of the Company’s audited financial statements with Canadian and United States generally accepted accounting principles, their judgments as to the quality, not just the acceptability, of the Company’s accounting principles and such other matters as are required to be discussed with the Audit Committee under Canadian and United States generally accepted auditing standards. In addition, the Audit Committee has discussed with the independent auditor the auditor’s independence from management and the Company including the matters in the written disclosures provided to the Audit Committee by the independent auditor and considered the compatibility of non-audit services with the auditor’s independence.

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

2.           Audit-Related Services
•	Presentations or training on accounting or regulatory pronouncements;

•	Due diligence services related to accounting and tax matters in connection with potential acquisitions / dispositions; and

•	Advice and documentation assistance with respect to internal controls over financial reporting and disclosure controls and procedures of the Company.

3.           Tax Services
a.  Compliance Services
•	Assistance with the preparation of corporate income tax returns and related schedules for the Company and its subsidiaries;

•	Assistance with the preparation of Scientific Research & Experimental Development investment tax credit claims and amended tax returns of the company; and

•	Assistance in responding to Canada Revenue Agency or Internal Revenue Service on proposed reassessments and other matters.

b.  Canadian & International Planning Services
•	Advice with respect to cross-border/transfer pricing tax issues;

•	Advice related to the ownership of corporate intellectual property in jurisdictions outside of Canada;

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

c.  Commodity Tax Services
•	Assistance regarding GST/PST/Customs/Property Tax filings and assessments;

•	Commodity tax advice and compliance assistance with business reorganizations;

•	Advice and assistance with respect to government audits/assessments;

•	Advice with respect to other provincial tax filings and assessments; and

•	Assistance with interpretations or rulings.

The list of Prohibited Services includes:
•	Bookkeeping or other services related to the preparation of accounting records or financial statements;
•	Financial information systems design and implementation;
•	Appraisal or valuation services for financial reporting purposes;
•	Actuarial services for items recorded in the financial statements;
•	Internal audit outsourcing services;
•	Management functions;
•	Human resources;
•	Certain corporate finance and other services;
•	Legal services; and
•	Certain expert services unrelated to the audit.

The Audit Committee also discusses with the Company’s independent auditor the overall scope and plans for their audit.  The Audit Committee meets with the independent auditor, with and without management present, to discuss the results of their examination, their evaluations of the Company’s internal controls, and the overall quality of the Company’s financial reporting. The Audit Committee held four meetings during the 12-month period ended November 30, 2008.In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors (and the Board of Directors approved) that the audited consolidated financial statements be included in the Annual Report for the twelve-month period ended November 30, 2008 for filing with the Canadian provincial securities commissions and the United States Securities and Exchange Commission.

The charter of the Audit Committee can be found the Company’s website at www.vasogen.com.

Report submitted by the Audit Committee

David G. Elsley                                           Terrance H. Gregg                                           John C. Villforth

COMPENSATION, NOMINATING, AND CORPORATE GOVERNANCE COMMITTEE

The Compensation, Nominating, and Corporate Governance Committee of the Board of Directors (the “Committee”) is charged with the responsibility of reviewing the Company’s compensation policies and practices, compensation of officers (including the CEO), succession planning, and corporate governance practices. As appropriate, recommendations regarding these issues are made to the Board of Directors (the “Board”).   The Board did not reject or modify in any material way any of the recommendations of the Committee during the financial year ended November 30, 2008. The Committee consists of John Villforth, Terrance Gregg, and Calvin Stiller, each of whom is an independent and unrelated director.  Mr. Gregg is also the Chairman of the Board.  The CEO does not participate in voting on his compensation.

The objectives of the Company’s compensation policies and programs for executive officers are to:
(a)	motivate and reward executive officers for the achievement of corporate and functional objectives;

(b)	recruit and retain executive officers of a high caliber by offering compensation that is competitive with that offered for comparable positions in other biotechnology companies; and

(c)	align the interests of the executive officers with the long-term interests of shareholders and the intermediate and long-term objectives of the Company.

D.           Employees

The number of full-time employees as of November 30 of each of last three fiscal years is as follows:

	2008	2007	2006
Number of Employees	6	104	125

Our employees are not governed by a collective agreement.  We have not experienced a work stoppage and believe our employee relations are satisfactory.

E.           Share Ownership

The following table states the names of the directors and officers of the Company, the positions within the Company now held by them, and the approximate number of shares of the Company beneficially owned or over which control or direction is exercised by each of them as of February 5, 2009.  The following table includes DSU’s, but does not reflect shares that may be acquired pursuant to the exercise of stock options.

Name	Position with the Company	Number of Shares Owned
Terrance H. Gregg (1)	Chairman of the Board and Director of the Company	99,203
David G. Elsley	Director of the Company	97,640
Dr. Eldon R. Smith	Senior Vice President, Scientific Affairs and Director of the Company	7,131
Dr. Calvin R. Stiller	Director of the Company	74,363
John C. Villforth	Director of the Company	108,417
Christopher J. Waddick	President and Chief Executive Officer and Director of the Company	48,026
Graham D. Neil	Vice President, Finance and Chief Financial Officer of the Company	190

As of February 5, 2009, the directors and executive officers of the Company as a group beneficially owned, directly or indirectly, or exercised control or direction over 434,970 common shares (DSU’s included), representing approximately 1.9% of the issued common shares of the Company.

 (1) The number of common shares for Mr. Gregg includes shares owned by the Gregg Family Trust.

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

In May 2003, the Company adopted two new stock option plans (the "2003 Employee Plan" and the "2003 Director Plan") to eventually replace the Company's original stock option plan (the "Original Plan").  All grants of options after May 2003 are made from the new plans and no further option grants will be made under the Original Plan.

On March 25, 2008, the Company's shareholders approved an increase in the maximum number of common shares issuable under the 2003 Employee Plan to 12% of the issued and outstanding common shares of the Company from time to time, or 2,690,966, based on the number of issued and outstanding common shares as at November 30, 2008.  In addition, the Company's shareholders approved amending the 2003 Employee Plan to allow restricted stock units to be granted.  No restricted stock units were issued or outstanding as at November 30, 2008.  On March 25, 2008, the Company's shareholders approved an increase in the maximum number of common shares issuable under the 2003 Director Plan to 300,000.

Individuals who are eligible to participate in the 2003 Plan are employees, officers, consultants, and members of the SAB of the Company.  Directors who are also officers or employees of the Company are eligible participants. Eligible employee and officer participants have the opportunity to be granted options on an annual basis, through the achievement of both key corporate and individual objectives.

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

Item 7.    Major Shareholders and Related Party Transactions

A.            Major Shareholders

Based on U.S. securities regulatory filings with the Securities Exchange Commission, Renaissance Technologies LLC indicated that as of December 31, 2008, they held 1,306,680 Vasogen common shares representing 6.85% of our outstanding shares.  To our knowledge, no other shareholder owns more than 5% of our shares outstanding.  Based on records maintained by our transfer agent and a geographic analysis of registered shareholders, as of November 28, 2008, the percentage of common shares held in the U.S. is estimated to be 74% and the number of record holders in the U.S. is 71.

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

The following table sets forth, for the periods indicated, the reported high and low prices (in Canadian dollars) of our common shares on the TSX.  Amounts in this table have been adjusted to reflect our April 17, 2007 share consolidation (reverse split).

YEAR/QUARTER/ MONTH	HIGH	LOW
2004	100.60	47.00
2005	73.40	20.80
2006	39.70	3.20
2007	5.70	1.35
2008	2.70	0.09
Q1 2007	5.70	3.65
Q2 2007	5.20	2.45
Q3 2007	3.01	2.26
Q4 2007	2.49	1.35
Q1 2008	2.70	1.50
Q2 2008	1.75	0.34
Q3 2008	0.48	0.25
Q4 2008	0.38	0.09
Aug 08	0.42	0.25
Sep 08	0.38	0.19
Oct 08	0.22	0.15
Nov 08	0.23	0.09
Dec 08	0.20	0.05
Jan 09	0.33	0.14

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

YEAR/QUARTER/ MONTH	HIGH	LOW
2004	78.00	36.80
2005	60.80	17.50
2006	34.50	2.70
2007	4.90	1.41
2008	2.68	0.5
Q1 2007	4.90	3.00
Q2 2007	4.60	2.26
Q3 2007	2.90	2.10
Q4 2007	2.40	1.41
Q1 2008	2.68	1.55
Q2 2008	1.68	0.34
Q3 2008	0.49	0.27
Q4 2008	0.37	0.05
Aug 08	0.39	0.28
Sep 08	0.37	0.18
Oct 08	0.22	0.11
Nov 08	0.16	0.05
Dec 08	0.18	0.6
Jan 09	0.25	0.08

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

Independence of the Majority of the Board of Directors: NASDAQ’s Marketplace Rule 4350(c)(1) requires that the Board of Directors be comprised of a majority of independent directors, as defined in Rule 4200(a)(15).  Under the exemption available to foreign private issuers under Marketplace Rule 4350(a)(1), the Company does not follow this NASDAQ rule.  Instead, and in accordance with the NASDAQ exemption, the Company complies with the applicable TSX rules and applicable Canadian corporate and securities regulatory requirements.

Audit Committee Member Independence: NASDAQ’s Marketplace Rule 4350(d)(2)(A) requires that each of the members of the Company’s Audit Committee be independent, as defined in Rule 4200(a)(15), and that none of the members of the Company’s Audit Committee have participated in the preparation of the financial statements if the Company during the last three years.  Under the exemption available to foreign private issuers under Marketplace Rule 4350(a)(1), the Company does not follow these components of the NASDAQ rule.  Instead, and in accordance with the NASDAQ exemption, the Company complies with the applicable TSX rules and applicable Canadian corporate and securities regulatory requirements.

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

At January 31, 2009, there were 22.5 million shares issued and outstanding.  All issued and outstanding Shares are fully paid and non-assessable. An additional 8.0 million shares have been allotted and reserved for issuance pursuant to outstanding options and warrants.

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

Provisions as to the modification, amendment or variation of such rights and provisions are contained in the Canada Business Corporations Act (the "Act") and the regulations promulgated thereunder. Certain fundamental changes to the articles of the Company will require the approval of at least two-thirds of the votes cast on a resolution submitted to a special meeting of the Company's shareholders called for the purpose of considering the resolution. These items include (i) certain amendments to the provisions relating to the outstanding capital of the Company, (ii) a sale of all or substantially all of the assets of the Company, (iii) an amalgamation of the Company with another company, other than a subsidiary, (iv) a winding-up of the Company, (v) a continuance of the Company into another jurisdiction, (vi) a statutory court approved arrangement under the Act (essentially a corporate reorganization such as an amalgamation, sale of assets, winding-up, etc.), or (vii) a change of name.

Under the Act, a corporation cannot repurchase its shares or pay or declare dividends if there are reasonable grounds for believing that (a) the corporation is, or after payment would be, unable to pay its liabilities as they become due, or (b) after the payment, the realizable value of the corporation's assets would be less than the aggregate of (i) its liabilities and (ii) its stated capital of all classes of its securities. Generally, stated capital is the amount paid on the issuance of a share unless the stated capital has been adjusted in accordance with the Act.

ARTICLES AND BY-LAWS

General

The Company was incorporated under the Business Corporations Act (Ontario) by articles of incorporation dated January 10, 1980, as amended by certificate and articles of amendment dated September 19, 1985, June 15, 1988, and April 21, 1994, and was continued under the Canada Business Corporations Act by certificate and articles of continuance dated August 9, 1999 as amended by certificate and articles of amendment dated April 12, 2007

The Company's corporate objectives and purpose are unrestricted.

Directors

The Company’s by-laws provide for the indemnification of officers, directors, and former officers and directors and his or her heirs and legal representatives to the extent permitted by the Act.  The Company may also indemnify acts or employees, and former agents and employees of the Company in certain circumstances.  These rights may apply to current and former directors, officers, employees and agents who acted in a similar capacity for another entity at the Company’s request.

Annual and Special Meetings

The annual meeting and special meetings of shareholders are held at such time and place as the Board of Directors shall determine. Notice of meetings is sent out to shareholders not less than 21 or more than 50 days before the date of such meeting. All shareholders at the record date are entitled to notice of the meeting and have the right to attend the meeting. The directors do not stand for re-election at staggered intervals.

There are no by-law provisions governing the ownership threshold above which shareholder ownership must be disclosed.  However, there are disclosure requirements pursuant to applicable Canadian law.

There are no provisions in either the Company's articles of incorporation or by-laws that would have the effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company or its subsidiary, other than as described in the Shareholder Rights Plan below.

Adoption of Shareholder Rights Plan

The Board of Directors of the Company adopted a shareholder rights plan as of November 22, 2000 (the "Rights Plan") and amended on May 7, 2003 and March 22, 2006.

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

Permitted Bids and Competing Permitted Bids

A “Permitted Bid” is a take-over bid made by a take-over bid circular in compliance with the following additional provisions:

(1)	the bid must be made to all holders of record of common shares;

(2)	the bid must be open for a minimum of 60 days following the date of the bid, and no shares may be taken up or paid for prior to such time;

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

C.           Material Contracts

We have not, during our financial year ended November 30, 2008, entered into any material contracts other than contracts in the ordinary course of business.

On May 24, 2007, , we closed purchase agreements with institutional investors to raise US$16 million in gross proceeds through the sale of our common shares at a price of US$3.25. Under the terms of the purchase agreements, we also issued five-year warrants to purchase an additional 3.7 million common shares at an exercise price of US$3.16 per share. If all of the 3.7 million warrants are exercised, we will receive an additional US$11.7 million in gross proceeds.  Pursuant to engagement agreements with Rodman & Renshaw LLP and JMP Securities LLC, as placement agents, we paid an aggregate commission equal to 6.25% of the gross proceeds of the sale of units in the offering and issued compensation warrants to purchase common shares equal to 6% of the aggregate number of common shares sold in the offering. The placement agents in this transaction together received 295,044 three-year warrants to purchase common shares at US$3.81 per share.

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

E.           Taxation

United States Taxation

Certain Material United States Federal Income Tax Considerations

The following summary is based on the advice of Paul, Weiss, Rifkind, Wharton & Garrison LLP and describes certain material United States federal income tax consequences of the ownership and disposition of our common shares that are generally applicable to a United States person that holds our common shares as capital assets (a “U.S. Holder”) within the meaning of Section 1221of the Internal Revenue Code of 1986, as amended (the “Code”).  This discussion does not address holders of other securities, including holders of our warrants.  This discussion assumes that we are not a “controlled foreign corporation” for U.S. federal income tax purposes.  The following discussion does not purport to be a complete analysis of all of the potential United States federal income tax considerations that may be relevant to particular holders of our common shares in light of their particular circumstances nor does it deal with persons that are subject to special tax rules, such as brokers, dealers in securities or currencies,  financial institutions, insurance companies, tax-exempt organizations, persons liable for alternative minimum tax, U.S. expatriates, partnerships or other pass-through entities, U.S. Holders who own (directly, indirectly or by attribution) ten percent or more of the total combined voting power of all classes of stock entitled to vote, persons holding our common shares as part of a straddle, hedge or conversion transaction or as part of a synthetic security or other integrated transaction, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, holders whose “functional currency” is not the United States dollar, and holders who are not U.S. Holders.  In addition, the discussion below does not address the tax consequences of the law of any state, locality or foreign jurisdiction or United States federal tax consequences (e.g., estate or gift tax) other than those pertaining to the income tax.  There can be no assurance that the United States Internal Revenue Service (the “IRS”) will take a similar view as to any of the tax consequences described in this summary.

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

We were a PFIC in the 2008 taxable year and we believe there is a significant likelihood that we will be classified as a PFIC in the 2009 taxable year and possibly in subsequent years. In any event, PFIC status is fundamentally factual in nature, generally cannot be determined until the close of the taxable year in question and is determined annually.

Under applicable attribution rules, if Vasogen is a PFIC, U.S. Holders of common shares will be treated as holding for certain purposes of the PFIC rules, stock of Vasogen's subsidiaries (including Vasogen Ireland Limited) that are PFIC’s. In such case, certain dispositions of, and distributions on, stock of such subsidiaries may have consequences under the ‘ rules directly to U.S. Holders.

In the absence of any election, a U.S. Holder of a PFIC will be taxed under the generally unfavorable rules described below, including loss of favorable capital gains rates and the imposition of an interest charge, that apply if the holder recognizes gain on the sale or other disposition of the PFIC stock or receives certain distributions with respect to the stock (see “-- The “No Election” Alternative - Taxation of Excess Distributions”).  U.S. Holders may avoid most of these consequences by making a QEF Election with respect to Vasogen, which will have the consequences described in “-- The QEF Election Alternative.” A U.S. Holder may also consider making an election to mark the common shares to market (a “Mark-to-Market Election”).

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

A QEF Election must be made in a timely manner as specified in applicable Treasury regulations. Generally, the QEF Election must be made in a timely filed federal income tax return of a U.S. Holder for the first taxable year of the foreign corporation during which the corporation was at any time a PFIC. Although a QEF Election may be made after the PFIC's first taxable year that was included in the Electing U.S. Holder's holding period, the Electing U.S. Holder would continue to be subject to the excess distribution rules described below (see “-- The “No Election” Alternative - Taxation of Excess Distributions”) unless the holder makes a Mark-to-Market Election, which would result in a deemed disposition of the PFIC stock to which the excess distribution rules may apply.

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

The “No Election” Alternative - Taxation of Excess Distributions

 If we are classified as a PFIC for any year during which a U.S. Holder has held common shares and that holder has not made a QEF Election or a Mark-to-Market Election, special rules may subject that holder to increased tax liability, including loss of favorable capital gains rates and the imposition of an interest charge, upon the sale or other disposition of the common shares or upon the receipt of any excess distribution (as defined below). Under these rules:

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

Mark-to-Market Election Alternative

Assuming that our common shares are treated as marketable stock, a U.S. Holder that does not make a QEF Election may avoid the application of the excess distribution rules, at least in part, by electing to mark the common shares to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of its common shares and the holder's adjusted tax basis in the common shares. Any mark-to-market loss is treated as an ordinary deduction, but only to the extent of the ordinary income that the holder has included pursuant to the election in prior tax years. The electing U.S. Holder's basis in its common shares would be adjusted to reflect any of these income or loss amounts.  Any gain on a disposition of our common shares by an electing U.S. Holder would be treated as ordinary income.  Any loss on such a disposition would be treated as an ordinary deduction, but only to the extent of the ordinary income that the holder has included pursuant to the election in prior tax years. For purposes of making this election, stock of a foreign corporation is “marketable” if it is regularly traded on certain qualified exchanges.  Under applicable Treasury regulations, a “qualified exchange” includes a national securities exchange that is registered with the SEC or the national market system established under the Securities Exchange Act of 1934, as amended (the “1934 Act”) and certain foreign securities exchanges.  Currently, our common shares are traded on a “qualified exchange.” Under applicable Treasury Regulations, PFIC stock traded on a qualified exchange is regularly traded on such exchange for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.  We cannot assure U.S. Holders that our common shares will be treated as regularly traded stock.

With respect to its direct ownership of common shares, a U.S. Holder that receives a distribution with respect to its common shares will avoid the unfavorable consequences applicable to excess distributions described above if the holder has made a timely Mark-to-Market Election in the first year of its holding period during which we are treated as a PFIC. Such distribution would instead be taxed under the rules described in the final paragraph of the above section (“ - The “No Election” Alternative - Taxation of Excess Distributions”).  If a U.S. Holder has held common shares for one or more taxable years during which we are treated as a PFIC and does not make a timely Mark-to-Market Election with respect to the common shares held during the first of those years, a coordination rule applies to ensure that a later Mark-to-Market Election does not cause the holder to avoid the interest charge on excess distributions with respect to amounts attributable to periods before the election.

An election to mark to market applies to the year for which the election is made and the following years unless the PFIC stock ceases to be marketable or the IRS consents to the revocation of the election.  In addition, a U.S. Holder that has made a Mark-to-Market Election does not include mark-to-market gains, or deduct mark-to-market losses, for years when the corporation ceases to be treated as a PFIC.  If a timely QEF Election were made by a U.S. Holder, the mark-to-market rules would not apply.

The mark-to-market rules do not appear to prevent the application of the excess distribution rules in respect of stock of Vasogen Ireland Limited in the event that Vasogen Ireland Limited were a considered PFIC. Accordingly, if Vasogen and Vasogen Ireland Limited were both considered PFIC’s, and a U.S. Holder made a  Mark-to-Market Election with respect to its common shares, the U.S. Holder may remain subject to the excess distribution rules described above with respect to its indirectly owned Vasogen Ireland Limited stock.

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

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to certain payments of dividends on the common shares and to certain payments of proceeds from the sale or exchange of common shares made to U.S. Holders other than certain exempt recipients (such as corporations).  A U.S. Holder that is not an exempt recipient will generally be subject to backup withholding with respect to such payments (currently at a rate of 28%) unless the U.S. Holder provides an accurate taxpayer identification number and otherwise complies with applicable requirements of the backup withholding rules.

Any amounts withheld under the backup withholding rules will be allowed as a credit against the U.S. Holder's United States federal income tax liability or refundable to the extent that it exceeds such liability if the required information is timely furnished to the IRS.  A U.S. Holder who does not provide a correct taxpayer identification number may be subject to penalties imposed by the IRS.

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

This following summary is based on the current provisions of the Convention, the Canadian Tax Act and the regulations thereunder, all specific proposals to amend the Canadian Tax Act and the regulations announced by the Minister of Finance (Canada) prior to the date hereof and the Company’s understanding of the administrative practices published in writing by the Canada Revenue Agency prior to the date hereof.  On September 21, 2007, the Minister of Finance (Canada) and the United States Secretary of the Treasury signed the fifth protocol to the Convention (the “Protocol”) which includes amendments to many of the provisions of the Convention, including significant amendments to the limitation on benefits provision and treatment of fiscally transparent entities such as some United States limited liability companies.  The Protocol was ratified by the United States government in December 2008 (it was ratified by the Canadian government in 2007) and will have effect in some cases from the first day of the calendar year in which the Protocol enters into force.  United States Holders are urged to consult their own tax advisors to determine the impact of the Protocol and their entitlement to relief under the Convention based on their particular circumstances.  This summary does not take into account or anticipate any other changes in the governing law, whether by judicial, governmental or legislative decision or action, nor does it take into account the tax legislation or considerations of any province, territory or non-Canadian (including U.S.) jurisdiction, which legislation or considerations may differ significantly from those described herein.

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

Disposition of the Company’s Shares

In general, a United States Holder will not be subject to Canadian income tax on capital gains arising on the disposition of the Company’s Shares, unless such shares are “taxable Canadian property” within the meaning of the Canada Tax Act and no relief is afforded under the Convention.  Generally, the shares of the Company would be taxable Canadian property of a United States Holder if at any time during the sixty month period immediately preceding a disposition by the United States Holder of such shares, not less than 25% of the issued shares of any class or series of a class of shares of the Company belonged to the United States Holder, to persons with whom the United States Holder did not deal at arm’s length (within the meaning of the Canadian Tax Act), or to the United States Holder and persons with whom the non-resident did not deal at arm’s length (within the meaning of the Canadian Tax Act).  Under the Convention, a capital gain realized by a United States Holder will not be subject to Canadian tax unless the value of the Company’s Shares is derived principally from real property (as defined in the Convention) situated in Canada.  The value of the Company’s shares is not derived principally from real property.

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

Item 11.                       Qualitative and Quantitative Disclosures about Market Risk

Currency risk:

The Company is exposed to foreign exchange risk from various currencies, primarily U.S. dollars.  Foreign exchange risk arises from purchase transactions, as well as recognized financial assets and liabilities denominated in foreign currencies.

The Company's main objective in managing its foreign exchange risk is to maintain U.S. cash on hand to support U.S. forecasted cash flows over an 18-month horizon.  To achieve this objective, the Company monitors forecasted cash flows in foreign currencies and attempts to mitigate the risk by modifying the nature of cash and cash equivalents held or by entering into foreign exchange contracts with Canadian chartered banks.  Foreign exchange contracts are only entered into for purposes of managing foreign exchange risk and not for speculative purposes.

In November 2007, the Company entered into a forward foreign exchange contract to purchase, in aggregate, U.S. $12.9 million for $12.5 million in December 2007.  The fair value of this instrument at November 30, 2007 was an asset of $0.4 million.  The related gain was recorded in foreign exchange loss (gain) in the statement of operations, deficit and comprehensive income.  There were no forward foreign exchange contracts entered into in 2008.

Balances in foreign currencies at November 30, 2008 are as follows:

	U.S. dollars	Euros	British pounds

Cash and cash equivalents	$764	€17	£-
Accounts payable and accrued liabilities	(246)	(76)	(1)
	$518	€(59)	£(1)

As the Company’s functional or measurement currency is the Canadian dollar, U.S. dollar exchange rate fluctuations may have a potentially significant impact from an accounting perspective.  However, they would not impair or enhance the ability of the Company to pay its foreign currency-denominated expenses as such items would be similarly affected.

Interest rate risk:

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

Financial assets and financial liabilities with variable interest rates expose the Company to cash flow interest rate risk.  The Company's cash and cash equivalents include highly liquid investments that earn interest at market rates.

The Company manages its interest rate risk by maximizing the interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis.  The Company's policy limits the investing of excess funds to liquid government and corporate bonds having a single "A" credit rating or greater.
Fluctuations in market rates of interest do not have a significant impact on the Company's results of operations due to the short term to maturity of the investments held.

Credit risk:

Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligation.

The maximum exposure to credit risk of the Company at period end is the carrying value of its cash and cash equivalents.

The Company manages credit risk by maintaining bank accounts with Schedule I banks and investing only in highly rated Canadian and U.S. corporations with securities that are traded on active markets and are capable of prompt liquidation.  Cash and cash equivalents of $8.6 million (November 30, 2007 - $23.5 million) are not subject to any external restrictions.

Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its obligations as they fall due.
The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities.  Senior management is also actively involved in the review and approval of planned expenditures.

The following are the contractual maturities of the undiscounted cash flows of financial liabilities as at November 30, 2008:

	Less than	3 to 6	6 to 9	9 months to	Greater than
	3 months	months	months	1 year	1 year
Accounts payable andaccrued liabilities	$1,065	$131	$-	$-	$46

Limitations:

The above discussion includes only those exposures that exist as of November 30, 2008 and as a result, does not consider exposures or positions that could arise after that date. The Company's ultimate realized gain or loss with respect to interest rate and exchange rate fluctuations would depend on the exposures that arise during the period and interest and foreign exchange rates.

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

Under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as of November 30, 2008, based on the framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation under this framework, we have concluded that our internal control over financial reporting was effective as of that date.

The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events.  There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, including conditions that are remote.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report is not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no changes in our internal control over financial reporting, as of November 30, 2008 that have materially affected or are reasonably likely to materially affect, our internal control over financial reporting.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all material information required to be publicly disclosed by a public company is gathered and communicated to management, including the certifying officers, on a timely basis so that the appropriate decisions can be made regarding public disclosure.  As at November 30, 2008, the Chief Executive Officer and the Chief Financial Officer evaluated the effectiveness of our disclosure controls and procedures (as this term is defined in the rules adopted by Canadian securities regulatory authorities and the United States Securities and Exchange Commission).  This evaluation included a review of our existing disclosure policy, compliance with regard to that policy, the disclosure controls currently in place surrounding our interim and annual financial statements, MD&A, and other required documents, and discussions with management surrounding the process of communicating material information to management and in turn the Chief Executive Officer and the Chief Financial Officer, and all procedures, taking into consideration the size of the Company and the number of employees.  Based on the evaluation described above, the Chief Executive Officer and the Chief Financial Officer have concluded that, as at November 30, 2008, the disclosure controls and procedures were effective to provide reasonable assurance that the information we are required to disclose on a continuous basis in annual and interim filings and other reports is recorded, processed, summarized, and reported or disclosed on a timely basis as required.

Item 16A.                    Audit Committee Financial Expert

Under the SEC rules implementing the Sarbanes-Oxley Act of 2002, Canadian issuers filing reports in the United States must disclose whether their audit committees have at least one "audit committee financial expert".  Additionally, under Nasdaq Marketplace Rule 4350(d)(2)(A), the Nasdaq requires that one member of the audit committee be financially sophisticated, meaning that they must have "past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual's financial sophistication, including being or having been a chief executive officer, chief financial officer, or other senior officer with financial oversight responsibilities."  The Board has determined that both Mr. Elsley and Mr. Gregg qualify as audit committee financial experts under the SEC rules and as financially sophisticated under the Nasdaq rules.

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

Item 16C.                    Principal Accountant Fees and Services

The aggregate amounts billed by our auditors to us for each of the fiscal years ended November 30, 2008 and November 30, 2007 for audit fees, audit-related fees, tax fees and all other fees are set forth below:

	Year Ended November 30, 2008	Year Ended November 30, 2007
Audit Fees (1)	$281,782	$504,665
Audit-Related Fees (2)	$0	$75,000
Tax Fees (3)	$85,800	$133,510
All Other Fees	$0	Nil
Totals	$367,582	$713,175

Notes:

(1)
Audit fees consist of fees related to the audit of the Company’s consolidated financial statements, reviews of quarterly interim financial statements and auditor involvement with prospectuses and a financing completed during 2008.

(2)	Audit-related Fees related to advice and documentation assistance with respect to internal controls over financial reporting
(3)	Tax fees consist of fees for tax consultation and tax compliance services for Vasogen Inc., Vasogen Ireland Limited, and Vasogen Corp.
(4)	The Audit Committee’s pre-approval policy and procedures is disclosed under Item 6 C “Board Practices”. All amounts above were approved in accordance with this policy.

Our auditor is KPMG LLP, Chartered Accountants, Yonge Corporate Centre, 4100 Yonge Street, Toronto, Ontario M2P 2H3.  KPMG LLP has confirmed that it is independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario.

KPMG provides tax, and audit related services to the Company and its subsidiaries.  Our Audit Committee has concluded that the provision of these services by KPMG is compatible with KPMG maintaining its independence.

Item 16D.                    Exemptions from the Listing Standards for Audit Committees

Not Applicable.

Item 16E.                    Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Neither the Company nor, to our knowledge, any affiliated purchaser has made any purchases of our registered shares during the last financial year.

PART III.

Item 17.                       Financial Statements

See Item 18 below.

Item 18.                       Financial Statements

2008 FINANCIAL STATEMENTS

Consolidated Financial Statements
(In Canadian dollars)

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Years ended November 30, 2008, 2007, 2006 and
period from December 1, 1987 to November 30, 2008

KPMG LLP Chartered Accountants Yonge Corporate Centre 4100 Yonge Street Suite 200 Toronto ON M2P 2H3 Canada	Telephone Fax Internet	(416) 228-7000 (416) 228-7123 www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Vasogen Inc.

We have audited the accompanying consolidated balance sheets of Vasogen Inc. (the "Company") as of November 30, 2008 and 2007 and the related consolidated statements of operations, deficit and comprehensive income and cash flows for each of the years in the three-year period ended November 30, 2008 and for the period from December 1, 1987 to November 30, 2008.  These consolidated financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards.  We have also audited the accompanying consolidated balance sheets of the Company as of November 30, 2008 and 2007 and the related consolidated statements of operations, deficit and comprehensive income and cash flows for each of the years in the three-year period ended November 30, 2008 in accordance with the standards of the Public Company Accounting Oversight Board (United States).  We did not audit the consolidated statements of operations and deficit and cash flows for the period from inception on December 1, 1987 to November 30, 2008 in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of November 30, 2008 and 2007 and the results of its operations and its cash flows for each of the years in the three-year period ended November 30, 2008 and for the period from December 1, 1987 to November 30, 2008 in conformity with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from U.S. generally accepted accounting principles.  Information relating to the nature and effect of such differences is presented in note 18 to the consolidated financial statements.

On December 1, 2007, the Company adopted the new recommendations of The Canadian Institute of Chartered Accountants' Handbook Section 1535, Capital Disclosures, Section 3862, Financial Instruments - Disclosures and Section 3863, Financial Instruments - Presentation.  The effect of those changes is discussed in note 2(p) to the consolidated financial statements.

Chartered Accountants, Licensed Public Accountants

Toronto, Canada
February 25, 2009

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Consolidated Balance Sheets
(In thousands of Canadian dollars)

November 30, 2008 and 2007

	2008	2007

Assets

Current assets:
Cash and cash equivalents (note 3)	$8,556	$23,545
Clinical supplies (note 4)	–	1,363
Tax credits recoverable	582	1,565
Prepaid expenses and deposits	188	787
Change in fair value of forward foreign exchange contracts (note 14(a)(i))	–	376
	9,326	27,636

Property and equipment (note 6)	16	414

	$9,342	$28,050

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable	$101	$1,175
Accrued liabilities	1,141	3,519
	1,242	4,694

Shareholders' equity (note 8):
Share capital:
Authorized:
Unlimited common shares, without par value
Issued and outstanding:
22,424,719 common shares (2007 - 22,391,386)	365,677	365,670
Warrants	16,725	16,725
Contributed surplus	23,555	22,744
Deficit	(397,857)	(381,783)
	8,100	23,356

Basis of presentation - going concern (note 1)
Commitments and contingencies (note 15)
Subsequent events (note 19)

	$9,342	$28,050

See accompanying notes to consolidated financial statements.

On behalf of the Board:

David G. Elsley, Director	Terrance H. Gregg, Director

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Consolidated Statements of Operations, Deficit and Comprehensive Income
(In thousands of Canadian dollars, except per share amounts)

				Period from
				December 1,
				1987 to
	Years ended November 30,			November 30,
	2008	2007	2006	2008

Expenses:
Research and development (note 17)	$8,794	$12,039	$32,732	$247,711
General and administration	8,098	14,259	19,251	125,326
Foreign exchange loss (gain)	(305)	1,977	104	10,665

Loss before the undernoted	(16,587)	(28,275)	(52,087)	(383,702)

Interest expense on senior convertible notes payable	–	(5)	(930)	(1,279)

Accretion in carrying value of senior convertible notes payable	–	(728)	(7,824)	(10,294)

Amortization of deferred financing costs	–	(154)	(2,495)	(3,057)

Loss on extinguishment of senior convertible notes payable	–	(1,754)	(4,995)	(6,749)

Investment income	513	1,310	1,971	13,838

Change in fair value of embedded derivatives	–	829	–	829

Loss and comprehensive loss for the period	(16,074)	(28,777)	(66,360)	(390,414)

Deficit, beginning of period:
As originally reported	(381,783)	(351,374)	(284,719)	(1,510)
Impact of change in accounting for stock-based compensation (note 2(l))	–	–	–	(4,006)
Impact of change in accounting for financial instruments on December 1, 2006 (note 2(o))	–	(1,632)	–	(1,632)
As revised	(381,783)	(353,006)	(284,719)

Charge for acceleration payments on equity component of senior convertible notes payable	–	–	(295)	(295)

Deficit, end of period	$(397,857)	$(381,783)	$(351,374)	$(397,857)

Basic and diluted loss per common share (notes 8 and 9)	$(0.72)	$(1.46)	$(7.05)

See accompanying notes to consolidated financial statements.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Consolidated Statements of Cash Flows
(In thousands of Canadian dollars)

				Period from
				December 1,
				1987 to
	Years ended November 30,			November 30,
	2008	2007	2006	2008

Cash provided by (used in):

Operating activities:
Loss for the period	$(16,074)	$(28,777)	$(66,360)	$(390,414)
Items not involving cash:
Amortization	217	503	782	6,377
Loss on disposition of property and equipment	125	–	–	125
Accretion in carrying value of senior convertible notes payable	–	728	7,824	10,294
Amortization of deferred financing costs	–	154	2,495	3,057
Loss on extinguishment of senior convertible notes payable	–	1,754	4,995	6,749
Change in fair value of embedded derivatives	–	(829)	–	(829)
Stock-based compensation	811	1,995	3,083	10,390
Common shares issued for services	–	–	36	2,485
Unrealized gain on forward foreign exchange contract	376	(376)	–	–
Unrealized foreign exchange loss (gain)	(124)	2,566	(65)	11,419
Other	–	–	–	(35)
Change in non-cash operating working capital (note 10(a))	(513)	(3,535)	(17,158)	438
	(15,182)	(25,817)	(64,368)	(339,944)

Financing activities:
Shares and warrants issued for cash	–	17,345	23,106	326,358
Warrants and options exercised for cash	–	–	–	24,610
Share issue costs	–	(1,440)	(2,221)	(24,646)
Issue (repayment) of senior convertible notes payable, net (note 7)	–	(924)	(3,976)	38,512
Cash released from restriction	–	6,403	5,298	–
Paid to related parties	–	–	–	(234)
	–	21,384	22,207	364,600

Investing activities:
Purchases of acquired technology	–	–	–	(1,283)
Purchases of property and equipment	(6)	(49)	(23)	(2,471)
Proceeds from disposition of property and equipment	62	–	–	62
Purchases of marketable securities	–	–	(80)	(244,846)
Settlement of forward foreign exchange contracts	–	10	(102)	(4,824)
Maturities of marketable securities	–	–	23,079	240,677
	56	(39)	22,874	(12,685)

Foreign exchange gain (loss) on cash held in foreign currency	137	(2,410)	(807)	(3,415)

Increase (decrease) in cash and cash equivalents	(14,989)	(6,882)	(20,094)	8,556

Cash and cash equivalents, beginning of period	23,545	30,427	50,521	–

Cash and cash equivalents, end of period	$8,556	$23,545	$30,427	$8,556

Supplemental cash flow information (note 10)

See accompanying notes to consolidated financial statements.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2008, 2007, 2006 and
period from December 1, 1987 to November 30, 2008

1.	Basis of presentation - going concern:

Since its inception, the Company has been engaged in the research and commercial development of product candidates for the treatment of disease and has had no commercial operations.  The operations of the Company are not subject to any seasonality or cyclicality factors.

The consolidated financial statements presented have been prepared on the basis that the Company is considered a development stage enterprise and, accordingly, the consolidated statements of operations, deficit and comprehensive income and cash flows also reflect the cumulative amounts from December 1, 1987 (the date development operations commenced) to November 30, 2008.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern.  The Company has sustained losses since its formation and at November 30, 2008 had a deficit of $398 million.  On April 14, 2008, the Company undertook a significant reduction in work force after receiving communications from the United States Food and Drug Administration regarding additional clinical studies that would be required to receive approval for the Company's lead product, Celacade™, and in an effort to manage expenses, the Company suspended all operations related to the commercialization of Celacade™ in Europe.  On July 3, 2008, following an extensive review of the Company's VP Series of drug programs, the Company undertook an additional restructuring to further manage expenses as strategic alternatives are explored.  The Company has retained an investment bank to assist it in exploring these potential strategic alternatives.

While these consolidated financial statements do not include the adjustments that would be necessary should the Company be unable to continue as a going concern, the above matters raise substantial doubt about the Company's ability to continue to operate as currently structured.

The Company's future operations are completely dependent upon its ability to complete a sale, merger, acquisition or other strategic alternative, and/or secure additional funds.  If the Company cannot complete a sale, merger, acquisition or other strategic alternative, secure additional financing, or if it cannot secure additional financing on terms that would be acceptable to it, the Company will have to consider additional strategic alternatives which may include, among other strategies, exploring the monetization of certain intangible assets as well as seeking to outlicense assets, potential asset divestitures, winding up, dissolution or liquidation of the Company.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2008, 2007, 2006 and
period from December 1, 1987 to November 30, 2008

2.	Significant accounting policies:

These consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"), which, except as described in note 18, conform, in all material respects, with accounting principles generally accepted in the United States ("United States GAAP").

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

(b)  Cash and cash equivalents:

The Company considers unrestricted cash on hand, in banks, in term deposits and in highly liquid government, corporate bonds and commercial paper with original maturities of three months or less as cash and cash equivalents.  Cash equivalents are designated as held-for-trading and are carried at fair value.

(c)	Property and equipment:

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

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2008, 2007, 2006 and
period from December 1, 1987 to November 30, 2008

2.	Significant accounting policies (continued):

(d)	Acquired technology:

Acquired technology, representing part of the Company's platform medical device technology, was stated at amortized cost less any impairment losses recognized in accordance with note 2(g).  Amortization was provided on a straight-line basis over 20 years, representing the term of the acquired patent.  The Company's acquired technology was fully amortized at November 30, 2007.  In 2008, amortization expense was nil (2007 - $0.3 million; 2006 - $0.3 million).

(e)	Deferred financing costs:

Deferred financing costs were comprised primarily of the placement fee and professional fees associated with the issuance of the Company's senior convertible notes payable.  Deferred financing costs were amortized over the term of the convertible notes using the effective yield method.  As a consequence of adopting The Canadian Institute of Chartered Accountants' ("CICA") Handbook Section 3855, Financial Instruments - Recognition and Measurement ("Section 3855"), as described in note 2(o), deferred financing costs are accounted for as part of the financial liabilities' carrying value at inception.

(f)	Measurement uncertainty:

The preparation of financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period.  Actual results could differ from those estimates.

Key areas of estimates where management has made judgments, often as a result of matters that are inherently uncertain, include certain accrued liabilities and the valuation allowance on income taxes loss carryforwards.  Significant changes in the assumptions with respect to future business plans could materially change the recorded carrying amounts.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2008, 2007, 2006 and
period from December 1, 1987 to November 30, 2008

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

Research costs are expensed as incurred.  Development costs are expensed as incurred unless they meet the criteria under Canadian GAAP for deferral and amortization.  The Company has not capitalized any such development costs to date.  Total research and development tax credits netted against research and development expenses on the consolidated statements of operations, deficit and comprehensive income are $0.2 million (2007 - $0.3 million; 2006 - $0.8 million; December 1, 1987 to November 30, 2008 - $3.5 million).

Tax credits recoverable include the Ontario Innovation Tax Credits, the Goods and Services Tax credits and other recoverable tax amounts.  These amounts are recoverable after the filing of various tax returns and the completion of various tax audits.

Clinical supplies represent the devices and disposables on hand at year end that will be consumed in the Company's future research and clinical trials.  These supplies were carried at the lower of cost, on a first-in-first-out basis, and replacement cost, adjusted for any impairment in value due to obsolescence and are expensed as research and development expenses when shipped to outsourced research centres or clinical sites.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2008, 2007, 2006 and
period from December 1, 1987 to November 30, 2008

2.	Significant accounting policies (continued):

(i)	Derivative financial instruments:

The Company has been party to forward foreign exchange contracts in order to pursue its investment objectives without changing its foreign currency exposure.  These financial instruments are measured at fair value.  The unrealized gain or loss arising from changes in fair value of the forward foreign exchange contracts is included in the determination of loss for the period as the instruments are not considered hedging instruments.

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

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2008, 2007, 2006 and
period from December 1, 1987 to November 30, 2008

2.	Significant accounting policies (continued):

The benefits of tax credits for scientific research and development expenditures are recognized in the period the qualifying expenditures are made, provided there is reasonable assurance of recoverability.  The tax credits reduce the cost of property and equipment or research costs, as applicable.

(l)	Stock-based compensation plans:

The Company has two stock-based compensation plans, described in note 8(d).  Prior to December 1, 2004, stock-based awards granted to employees, directors and officers were accounted for using the settlement method.  On December 1, 2004, the Company adopted the fair value method of accounting for stock-based awards to employees, directors and officers granted or modified after December 1, 2002.  This method requires the Company to measure, as compensation cost, the fair value of all employee stock-based awards granted or modified since December 1, 2002 and to amortize this cost over the vesting period of the awards.  Fair value is determined using the Black-Scholes option pricing model.  The Company estimates forfeitures for each grant and incorporates this estimate into the calculation of compensation cost recorded each period.

Stock options and warrants awarded to non-employees are accounted for using the fair value method and expensed as the service or product is received.  The fair value of performance-based options is recognized over the estimated period to achievement of performance conditions.

(m)	Deferred share units plan:

The Company has a deferred share units ("DSU") plan, as described in note 8(e).  On the date of grant, the fair value of each DSU, being the fair market value of the Company's common shares at that date, is recorded as a liability on the Company's consolidated balance sheets.  The value of the DSU liability is adjusted to reflect changes in the market value of the Company's common shares at each period end.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2008, 2007, 2006 and
period from December 1, 1987 to November 30, 2008

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

(o)	Financial instruments:

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

Years ended November 30, 2008, 2007, 2006 and
period from December 1, 1987 to November 30, 2008

2.	Significant accounting policies (continued):

Upon adoption of the new standards on December 1, 2006, the Company continued to account for cash equivalents held at that date as held-to-maturity investments, recorded at cost and accrued interest.  The Company designates all new cash equivalents acquired subsequent to December 1, 2006 as held-for-trading investments measured at fair value and the resulting gain or loss is recognized in the consolidated statements of operations, deficit and comprehensive income.  The effect of the change in accounting for cash equivalents is not material.

Accounts payable and accrued liabilities are classified as other financial liabilities.  The senior convertible notes payable were also accounted for as an other financial liability and were accounted for at amortized cost using the effective interest method, which was consistent with the Company's accounting policy prior to the adoption of Section 3855.

Section 3855 requires that the Company identify embedded derivatives that require separation from the related host contract and measure those embedded derivatives at fair value.  Subsequent changes in the fair value of embedded derivatives are recognized in the consolidated statements of operations, deficit and comprehensive income in the period the change occurs.  Freestanding derivatives not designated as hedging items are also measured at fair value with subsequent changes in fair value recognized in the consolidated statements of operations, deficit and comprehensive income in the period the change occurs.

Transactions costs that are directly attributable to the acquisition or issuance of financial assets or liabilities are accounted for as part of the respective asset or liability's carrying value at inception.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2008, 2007, 2006 and
period from December 1, 1987 to November 30, 2008

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

(p)	Changes in accounting policy:

Financial instruments and capital disclosure:

Effective December 1, 2007, the Company adopted the recommendations of CICA Handbook Section 1535, Capital Disclosures ("Section 1535").  The new standard requires an entity to disclose information to enable users of its financial statements to evaluate the entity's objectives, policies and processes for managing capital.  Disclosure requirements pertaining to Section 1535 are contained in note 13.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2008, 2007, 2006 and
period from December 1, 1987 to November 30, 2008

2.	Significant accounting policies (continued):

Effective December 1, 2007, the Company adopted the recommendations of CICA Handbook Section 3862, Financial Instruments - Disclosures ("Section 3862").  Section 3862 provides standards for disclosures about financial instruments, including disclosures about fair value and the credit, liquidity and market risks associated with the financial instruments.  Disclosure requirements pertaining to Section 3862 are contained in note 14.

Effective December 1, 2007, the Company adopted the recommendations of CICA Handbook Section 3863, Financial Instruments - Presentation ("Section 3863"). Section 3863 provides standards for presentation of financial instruments and non-financial derivatives.  Adoption of this standard had no impact on the Company's financial instrument-related presentation disclosures.

(q)	Recent accounting pronouncements issued and not yet applied:

(i)	Inventories:

In May 2007, the Accounting Standards Board ("AcSB") issued Section 3031, Inventories, which supersedes existing guidance on inventories in Section 3030, Inventories.  This standard introduces significant changes to the measurement and disclosure of inventories, including the requirement to measure inventories at the lower of cost and net realizable value, the allocation of overhead based on normal capacity, the use of the specific cost method for inventories that are not ordinarily interchangeable or goods and services produced for specific purposes, and the reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories.  Inventory policies, carrying amounts, amounts recognized as an expense, write-downs and the reversals of write-downs are required to be disclosed.

This standard is effective for the Company for interim and annual financial statements beginning on December 1, 2008, and is expected to have no impact on the Company's consolidated financial position and results of operations.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2008, 2007, 2006 and
period from December 1, 1987 to November 30, 2008

2.	Significant accounting policies (continued):

(ii)	General standards of financial statement presentation:

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

These amendments are effective for the Company for interim and annual periods beginning on December 1, 2008 and are expected to have no impact on the Company's consolidated financial position and results of operations, as we have disclosed our assessment of going concern in note 1.

(iii)	Goodwill and intangible assets:

In November 2007, the CICA issued Section 3064, Goodwill and Intangible Assets ("Section 3064").  Section 3064, which replaces Section 3062, Goodwill and Intangible Assets, and Section 3450, Research and Development Costs, establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets.  This standard is effective for the Company, for interim and annual consolidated financial statements beginning on December 1, 2008.  This section will have no current impact on the Company's financial position and results of operations as the Company has no recorded goodwill or unamortized intangible assets.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2008, 2007, 2006 and
period from December 1, 1987 to November 30, 2008

2.	Significant accounting policies (continued):

(iv)	Business combinations:

In January 2009, the CICA issued Handbook Section 1582, Business Combinations, which replaces the existing standards.  This section establishes the standards for the accounting of business combinations, and states that all assets and liabilities of an acquired business will be recorded at fair value.  Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date.  The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date.  This standard is effective for business combinations with acquisition dates on or after January 1, 2011.  Earlier adoption is permitted.  The Company is currently assessing the impact this standard will have on its financial position and results of operations.

(v)	Consolidated financial statements:

In January 2009, the CICA issued Handbook Section 1601, Consolidated Financial Statements, which replaces the existing standards.  This section establishes the standards for preparing consolidated financial statements and is effective for the Company on December 1, 2011.  Earlier adoption is permitted. The Company is currently assessing the impact this standard will have on its financial position and results of operations.

(vi)	Non-controlling interests:

In January 2009, the CICA issued Handbook Section 1602, Non-controlling Interests, which establishes standards for the accounting of non-controlling interests of a subsidiary in the preparation of consolidated financial statements subsequent to a business combination, and is effective for the Company on December 1, 2011.  The Company is currently assessing the impact this standard will have on its financial position and results of operations.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2008, 2007, 2006 and
period from December 1, 1987 to November 30, 2008

2.	Significant accounting policies (continued):

(vii)	International financial reporting standards:

In February 2008, the CICA confirmed its strategy of replacing Canadian GAAP with International Financial Reporting Standards ("IFRS") for Canadian publicly accountable enterprises.  These new standards will be effective for the Company's interim and annual financial statements commencing December 1, 2011.  The Company is assessing the impact of the transition to IFRS on its financial statements.

3.	Cash and cash equivalents:

As at November 30, 2008, the Company held $8.5 million (2007 - $23.3 million) of cash equivalents, of which $0.9 million (U.S. $0.7 million) (2007 - $0.1 million (U.S. $0.1 million)) are denominated in U.S. dollars.  Cash equivalents consist of highly liquid government and corporate bonds having a single "A" credit rating or greater.

As at November 30, 2008, the Company's cash equivalents were held with major Canadian financial institutions, as detailed below:

Description	Maturity	Amount

Royal Bank of Canada
Bankers' Acceptance	December 1, 2008	$2,725
Royal Bank of Canada
Bankers' Acceptance	December 8, 2008	780
Royal Bank of Canada
Bankers' Acceptance	December 15, 2008	4,076
Royal Bank of Canada
U.S. Dollar Term Deposit	December 1, 2008	915

		$8,496

4.	Clinical supplies:

The costs of prepaid clinical supplies were capitalized on the basis that these supplies had future alternative uses related to the various clinical applications of the Celacade™ technology, and were expensed as they were shipped to outsourced research centers or clinical sites.  As a result of the April 2008 restructuring, the value of clinical supplies is not recoverable at November 30, 2008 and a write-down of $1.2 million was recorded.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2008, 2007, 2006 and
period from December 1, 1987 to November 30, 2008

5.	Restricted cash:

Restricted cash represented cash on deposit to secure the letter of credit provided as security to the holders of the senior convertible notes payable.  The senior convertible notes payable were repaid in full in April 2007 and the letter of credit expired on July 3, 2007.  The obligation to retain a balance in restricted cash ceased at that time.

6.	Property and equipment:

		Accumulated	Net book
2008	Cost	amortization	value

Computer and other equipment	$130	$114	$16

		Accumulated	Net book
2007	Cost	amortization	value

Testing equipment	$936	$820	$116
Computer and other equipment	611	440	171
Leasehold improvements	366	239	127

	$1,913	$1,499	$414

In 2008, amortization expense was $0.2 million (2007 - $0.3 million; 2006 - $0.5 million).  The total impairment loss recorded through depreciation expense on the consolidated statements of operations and deficit and comprehensive income is $0.1 million (2007 - nil; 2006 - nil).

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

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2008, 2007, 2006 and
period from December 1, 1987 to November 30, 2008

8.	Shareholders' equity:

(a)	Consolidated statement of shareholders' equity:

	Number	Common shares' average share	Share	Contributed			Period from December 1, 1987 to November 30,
	of shares	price	capital	surplus	Warrants	Deficit	2008

Balance, December 1, 1987	103		$1,213	$–	$–	$(1,510)	$(297)
Period from December 1, 1987 to November 30, 2005:
Shares issued for cash	6,003		285,906	–	–	–	285,906
Shares issue costs	–		(22,753)	–	–	–	(22,753)
Fair value of stock options granted	–		–	3,826	–	–	3,826
Options exercised	503		7,669	–	–	–	7,669
Fair value of stock options and warrants issued to consultants	–		–	1,199	1,456	–	2,655
Debt conversion	61		650	–	–	–	650
Warrants exercised	1,129		16,940	–	–	–	16,940
Shares issued for services	159		2,450	–	–	–	2,450
Shares issued to acquire a license	191		2,799	–	–	–	2,799
Shares issued in advance for instalment payment on senior convertible notes payable	77		2,034	–	–	–	2,034
Instalment payment made in advance	–		(2,032)	8,774	–	–	6,742
Senior convertible notes	–		–	–	4,273	–	4,273
Financing costs on equity component of senior convertible notes	–		–	(789)	(384)	–	(1,173)
Transfer of stock options exercised	–		76	(76)	–	–	–
Transfer of forfeited unvested options	–		–	(211)	–	–	(211)
Loss	–		–	–	–	(279,203)	(279,203)
Change in accounting for stock-based compensation	–		55	3,951	–	(4,006)	–
Balance, November 30,2005	8,226		295,007	16,674	5,345	(284,719)	32,307

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2008, 2007, 2006 and
period from December 1, 1987 to November 30, 2008

8.	Shareholders' equity (continued):

	Number	Common shares' average share	Share	Contributed			Period from December 1, 1987 to November 30,
	of shares	price	capital	surplus	Warrants	Deficit	2008
Balance, November 30,2005	8,226		295,007	16,674	5,345	(284,719)	32,307
Public offering (c)	4,319	4.19	18,082	–	5,024	–	23,106
Fair value of broker warrants (c)	–	–	–	–	705	–	705
Share issue costs (c)	–	–	(2,376)	–	(550)	–	(2,926)
Shares issued for deferred share units	2	18.00	36	–	–	–	36
Fair value of stock options granted	–	–	–	3,682	–	–	3,682
Shares issued for instalment payments on senior convertible notes payable	2,697	8.70	23,481	–	–	–	23,481
Shares and warrants issued for acceleration payments on senior convertible notes payable	411	23.66	9,723	(807)	2,322	(295)	10,943
Holders' conversion of notes	10	32.20	322	(59)	–	–	263
December 1, 2006 instalment payment made in advance	–	–	(2,090)	–	–	–	(2,090)
December 1, 2005 instalment payment in advance applied	–	–	2,032	–	–	–	2,032
Reversal of forfeited unvested options	–	–	–	(599)	–	–	(599)
Transfer of forfeited and expired vested warrants	–	–	–	1,456	(1,456)	–	–
Loss	–		–	–	–	(66,360)	(66,360)
Balance, November 30,2006, as originally reported	15,665		344,217	20,347	11,390	(351,374)	24,580

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2008, 2007, 2006 and
period from December 1, 1987 to November 30, 2008

8.	Shareholders' equity (continued):

	Number	Common shares' average share	Share	Contributed			Period from December 1, 1987 to November 30,
	of shares	price	capital	surplus	Warrants	Deficit	2008

Balance, November 30, 2006, as originally reported	15,665		344,217	20,347	11,390	(351,374)	24,580
Impact of change in accounting for financial instruments	–	–	914	–	–	(1,632)	(718)

Balance, November 30, 2006, as revised	15,665		345,131	20,347	11,390	(353,006)	23,862
Public offering (c)	4,917	2.32	11,425	–	5,920	–	17,345
Fair value of broker warrants	–	–	–	–	470	–	470
Share issue costs	–	–	(1,257)	–	(653)	–	(1,910)
Fair value of stock options granted	–	–	–	1,995	–	–	1,995
Shares issued for instalment payments on senior convertible notes	1,809	4.58	8,281	–	–	–	8,281
December 1, 2006 instalment made in advance	–	–	2,090	–	–	–	2,090
Transfer of expired warrants	–	–	–	402	(402)	–	–
Loss	–		–	–	–	(28,777)	(28,777)

Balance, November 30, 2007	22,391		365,670	22,744	16,725	(381,783)	23,356
Fair value of stock options granted	–	–	–	811	–	–	811
Deferred share units exercised	34	0.21	7	–	–	–	7
Loss	–		–	–	–	(16,074)	(16,074)

Balance, November 30, 2008	22,425		$365,677	$23,555	$16,725	$(397,857)	$8,100

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2008, 2007, 2006 and
period from December 1, 1987 to November 30, 2008

8.	Shareholders' equity (continued):

(b)	Common share consolidation:

On April 3, 2007, the Company received shareholder approval to consolidate its issued and outstanding common shares on the basis of one post-consolidated common share for every 10 pre-consolidated common shares.  The consolidation was implemented on April 17, 2007.  The comparative number of common shares issued and outstanding, warrants, basic and diluted loss per common share and the information in notes 7, 8, 9, 18(a), 18(b)(iv) and 18(e) has been amended to give effect to the share consolidation.

(c)	Share issuances:

On May 24, 2007, the Company issued 4.9 million common shares and 3.7 million five-year warrants for gross cash proceeds of $17.3 million (U.S. $16.0 million) (net proceeds of $15.4 million after costs of issuance of $1.9 million).  In addition, the Company issued 0.3 million broker warrants to the placement agent in connection with the financing.  The terms of the warrants are described in note 8(f).  The proceeds were allocated to the common shares and warrants based on their relative fair values.  The fair value of the warrants was estimated using the Black-Scholes option pricing model using the following assumptions:

	Five-year	Broker
	warrants	warrants

Dividend yield	–	–
Risk-free interest rates	4.41%	4.43%
Volatility	93%	115%
Expected life of warrants	5.0 years	3.0 years

On November 14, 2006, the Company issued 4.3 million common shares, 1.7 million five-year warrants and 0.4 million six-month warrants to purchase common shares for gross cash proceeds of $23.1 million (U.S. $20.3 million) (net proceeds of $20.2 million after cost of issuance of $2.9 million).  In addition, the Company issued 0.3 million broker warrants to the placement agent in connection with the financing.  The terms of the warrants are described in note 8(f).  The proceeds were allocated to the common shares and warrants based on their relative fair values.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2008, 2007, 2006 and
period from December 1, 1987 to November 30, 2008

8.	Shareholders' equity (continued):

(d)	Stock-based compensation plans:

In May 2003, the Company adopted two new stock option plans (the "2003 Employee Plan" and the "2003 Director Plan") to eventually replace the Company's original stock option plan (the "Original Plan").  All grants of options after May 2003 are made from the new plans and no further option grants will be made under the Original Plan.

On March 25, 2008, the Company's shareholders approved an increase in the maximum number of common shares issuable under the 2003 Employee Plan to 12% of the issued and outstanding common shares of the Company from time to time, or 2,690,966, based on the number of issued and outstanding common shares as at November 30, 2008.  In addition, the Company's shareholders approved amending the 2003 Employee Plan to allow restricted stock units to be granted.  No restricted stock units were outstanding as at November 30, 2008.  On March 25, 2008, the Company's shareholders approved an increase in the maximum number of common shares issuable under the 2003 Director Plan to 300,000.

Each option granted allows the holder to purchase one common share at an exercise price not less than the closing price of the Company's common shares on The Toronto Stock Exchange on the last trading day prior to the grant of the option.  Options granted under these plans have a maximum term of 10 years and generally vest over a period of up to three years.  As at November 30, 2008, there were 2.0 million (2007 - 1.0 million; 2006 - 0.2 million) options and restricted stock units available for grant.

	2008		2007		2006
		Weighted		Weighted		Weighted
		average		average		average
Number of		exercise	Number of	exercise	Number of	exercise
	options	price	options	price	options	price

Outstanding, beginning of year	879	$20.67	812	$30.30	431	$56.00
Issued	1,224	1.74	404	3.19	502	13.80
Expired or cancelled	(1,094)	7.21	(337)	22.97	(121)	53.00

Outstanding, end of year	1,009	11.61	879	20.67	812	30.30

Exercisable, end of year	517		402		313

The table above includes 25,000 (2007 - 2,500; 2006 - 24,497) options granted to non-employees for a fair value of $15,513 (2007 - $8,700; 2006 - $0.2 million), all of which was recorded as an expense in 2008.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2008, 2007, 2006 and
period from December 1, 1987 to November 30, 2008

8.	Shareholders' equity (continued):

The following table provides information on options outstanding and exercisable as of November 30, 2008:

		Options outstanding		Options exercisable
Exercise price	Number outstanding	Weighted average exercise price	Weighted average remaining contractual life (years)	Number exercisable	Weighted average exercise price

$0.79 - $1.63	91	$0.79	9.04	90	$0.79
$1.64 - $2.11	333	1.92	9.21	25	1.92
$2.12 - $4.29	200	2.12	8.84	83	2.12
$4.30 - $7.50	167	5.68	6.22	117	5.75
$7.51 - $92.10	218	44.18	3.54	202	45.52

	1,009	11.61	7.40	517	19.67

The total number of in-the-money options vested and exercisable as of November 30, 2008 was nil.

The aggregate intrinsic value of exercisable options as at November 30, 2008 and 2007 was nil.

The weighted average remaining contractual life of exercisable options is 5.9 years.

The fair value of stock-based compensation was estimated using the Black-Scholes option pricing model at the grant date using the following assumptions:

	2008	2007	2006

Dividend yield	–	–	–
Weighted average risk-free interest rate	3.42%	4.19%	4.10%
Volatility factor of the expected market price of the Company's common shares	96.2%	95.3%	87.3%
Weighted average expected life of the employment options	6.1 years	6.0 years	5.9 years

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2008, 2007, 2006 and
period from December 1, 1987 to November 30, 2008

8.	Shareholders' equity (continued):

The resulting weighted average fair value per share at the grant date of the employee and non-employee stock-based compensation issued in fiscal 2008 is $1.38 (2007 - $2.34; 2006 - $9.60).

Total compensation cost for stock-based compensation arrangements recognized in income in fiscal 2008 was $0.8 million (2007 - $2.0 million; 2006 - $3.1 million).

On exercise of options, the Company's policy is to issue shares from treasury.

(e)	Deferred share units:

Effective January 1, 2004, the Company established a plan to grant DSUs to its non-management directors.  On March 25, 2008, the Company's shareholders approved increasing the maximum number of common shares issuable under the DSU plan to 625,000.  Under the plan, the directors will defer any cash remuneration that they would have otherwise received for services rendered and in lieu thereof will receive the number of DSUs which is equivalent in value to the remuneration deferred.  A DSU is a unit equivalent in value to one common share of the Company based on the trading price of the Company's common shares on The Toronto Stock Exchange.  Upon termination of board service, the director will be able to redeem DSUs based upon the then market price of the Company's common shares on the date of redemption in exchange for any combination of cash or common shares as the Company may determine.

The Company recorded $0.2 million (2007 - $0.2 million; 2006 - $0.3 million) in compensation expense relating to 346,852 (2007 - 58,140; 2006 - 14,476) DSUs granted in 2008 for services rendered during the year.  As at November 30, 2008, 390,705 (2007 - 78,049) DSUs are issued and outstanding with a value of $47,000 (2007 - $0.1 million) based upon the market value of the Company's common shares at November 30, 2008.  During 2008, 34,196 DSUs were exercised (2007 - nil; 2006 - 2,396).

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2008, 2007, 2006 and
period from December 1, 1987 to November 30, 2008

8.	Shareholders' equity (continued):

(f)	Warrants:

As at November 30, the warrants which are outstanding and exercisable are as follows:

	2008	2007	2006

Outstanding, beginning of year	6,478	2,927	431
Issued	–	3,983	2,594
Expired	–	(432)	(98)

Outstanding, end of year	6,478	6,478	2,927

Exercisable, end of year	6,478	6,478	2,927

The following table provides information on warrants outstanding as of November 30, 2008:

Exercise	Number		Shares issuable
price	outstanding	Expiry	upon exercise

U.S. $13.59	333	October 7, 2010	736
U.S. $14.05	39	February 28, 2011	86
U.S. $13.59	39	March 31, 2011	86
U.S. $13.59	39	April 30, 2011	86
U.S. $ 13.59	61	May 31, 2011	134
U.S. $ 6.30	1,728	November 14, 2011	1,728
U.S. $ 6.30	256	November 14, 2009	256
U.S. $ 3.16	3,688	May 24, 2012	3,688
U.S. $ 3.81	295	May 24, 2010	295

	6,478		7,095

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2008, 2007, 2006 and
period from December 1, 1987 to November 30, 2008

9.	Loss per share:

The computations for basic and diluted loss per share are as follows:

	2008	2007	2006

Loss for the year	$(16,074)	$(28,777)	$(66,360)

Weighted average number of common shares outstanding:
Basic and diluted	22,397	19,717	9,408

Loss per common share:
Basic and diluted	$(0.72)	$(1.46)	$(7.05)

The options and warrants to purchase common shares and the senior convertible notes payable are not included in the calculation of diluted loss per share because the Company has a loss for each period presented and to do so would be anti-dilutive.

10.	Consolidated statements of cash flows:

(a)	Change in non-cash operating working capital:

	Years ended November 30,			Period from December 1, 1987 to November 30,
	2008	2007	2006	2008

Decrease (increase) in:
Clinical supplies	$1,363	$(152)	$651	$–
Tax credits recoverable	983	(238)	(197)	(582)
Prepaid expenses and deposits	599	597	239	(156)
Increase (decrease) in:
Accounts payable and accrued liabilities	(3,458)	(3,742)	(17,851)	1,176

	$(513)	$(3,535)	$(17,158)	$438

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2008, 2007, 2006 and
period from December 1, 1987 to November 30, 2008

10.	Consolidated statements of cash flows (continued):

(b)	Supplemental disclosure of non-cash transactions:

	Years ended November 30,			Period from December 1, 1987 to November 30,
	2008	2007	2006	2008

Non-cash financing activities:
Warrants and options issued as share issue costs	$–	$470	$705	$2,944
Shares issued for services	7	–	36	2,492
Debt conversion	–	(8,622)	(29,288)	(40,684)
Shares issued on debt conversion	–	10,371	31,114	44,259
Acceleration warrants issued in connection with debt	–	–	2,322	2,322
Shares issued on debt conversion by note holders	–	–	263	263
Shares issued for technology	–	–	–	2,799
Share issue costs associated with public offering	–	(470)	(705)	(1,175)
Deferred share issue costs	–	–	–	503
Non-cash investing activities:
Shares issued to acquire technology	–	–	–	(2,799)

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2008, 2007, 2006 and
period from December 1, 1987 to November 30, 2008

10.	Consolidated statements of cash flows (continued):

(c)	Supplemental cash flow information:

	Years ended November 30,			Period from December 1, 1987 to November 30,
	2008	2007	2006	2008

Interest received	$528	$1,328	$2,119	$13,829
Interest paid	–	5	930	1,279

11.	Fair values of financial instruments:

The carrying values of cash and cash equivalents, accounts payable and accrued liabilities approximate their fair values due to the relatively short periods to maturity of these financial instruments.

12.	Income taxes:

The provision for income taxes differs from the amount computed by applying the statutory income tax rate to loss before income taxes.  The sources and tax effects of the differences are as follows:

	2008	2007	2006

Statutory income tax rate	33.73%	36.12%	36.12%

Basic rate applied to loss before
income taxes	$(5,421)	$(10,394)	$(23,969)
Adjustments resulting from:
Foreign losses affected at lower rates	1,922	4,959	10,383
Permanent differences	274	1,950	1,998
Change in valuation allowance	4,851	2,329	10,982
Change in enacted income tax rates	1,915	556	710
Other, including foreign exchange adjustment to Irish losses	(3,541)	600	(104)

	$–	$–	$–

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2008, 2007, 2006 and
period from December 1, 1987 to November 30, 2008

12.	Income taxes (continued):

The tax effect of temporary differences that give rise to significant components of the Company's future tax assets and future tax liabilities at November 30 are presented below:

	2008	2007

Future tax assets:
Non-capital losses	$46,039	$38,010
Deductible share issue costs	774	1,823
Excess of tax value of capital assets over book value	128	147
SR&ED expenditure pool, net of refundable tax credits	7,990	9,776
Other, including net capital losses	2,538	2,862
	57,469	52,618

Valuation allowance	(57,469)	(52,618)

Net future tax asset	$–	$–

The Company has non-capital losses of approximately $8.4 million (2007 - nil) included in the consolidated non-capital losses, of which $2.4 million expires in 2027 and the remaining in 2028, the benefit of which will be recognized in the accounts when realized.

The Company's subsidiary, Vasogen Ireland Limited, has losses of approximately $339.7 million (2007 - $297.4 million) included in the consolidated non-capital losses, available indefinitely to reduce future taxable income, the benefit of which will be recognized in the accounts when realized.

The Company's other subsidiary, Vasogen Corp., also has losses of approximately $2.8 million (2007 - $2.1 million) included in the consolidated non-capital losses, which begin to expire in 2025, the benefit of which will be recognized in the accounts when realized.

Under the Income Tax Act (Canada), certain expenditures are classified as Scientific Research & Experimental Development ("SR&ED") expenditures and, for tax purposes, are grouped into a pool, which is 100% deductible in the year incurred.  This SR&ED expenditure pool can also be carried forward indefinitely and deducted in full in any subsequent year.

The balance of the SR&ED expenditure pool at November 30, 2008 is approximately $30.2 million (2007 - $32.4 million) for federal income tax purposes and $24.7 million (2007 - $26.9 million) for Ontario tax purposes.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2008, 2007, 2006 and
period from December 1, 1987 to November 30, 2008

12.	Income taxes (continued):

The Company also has $12.6 million of investment tax credits ("ITCs") on SR&ED expenditures which have not been recognized in the accounts. These ITCs are available to be applied against federal taxes otherwise payable in future years.  The eligibility of the Company for provincial refundable research tax credits depends on the Company's compliance with the provincial tax legislation. The amount of tax credits ultimately received by the Company is dependent upon review by taxation authorities of the technical and financial aspects of the claims.  The ITCs will expire as follows:

2009	$439
2010	605
2011	951
2012	960
2013	1,497
2014	2,343
2015	2,062
2026	2,417
2027	907
2028	396

$12,577

13.	Capital risk management:

The Company's objectives when managing capital is to maintain its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders.  Note 1 provides a discussion surrounding the Company's ability to continue as a going concern.

The Company includes cash and cash equivalents, long-term debt and equity, comprised of issued common shares, contributed surplus, warrants and deficit, in the definition of capital.

The Company's primary objective with respect to its capital management is to ensure that it has sufficient cash resources to maintain its ongoing operations.  To secure the additional capital, the Company may attempt to raise additional funds through the issuance of debt, equity and warrants or by securing strategic partners.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2008, 2007, 2006 and
period from December 1, 1987 to November 30, 2008

13.	Capital risk management (continued):

The Company is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy during the year ended November 30, 2008.

14.	Financial risk management:
The Company is exposed to a variety of financial risks by virtue of its activities: market risk (including currency risk and interest rate risk), credit risk, and liquidity risk.  The overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on financial performance.

Risk management is carried out under policies approved by the Board of Directors.  Management identifies and evaluates financial risks and is charged with the responsibility of establishing controls and procedures to ensure that financial risks are mitigated in accordance with the approved policies.

(a)	Market risk:

(i)	Currency risk:

The Company is exposed to foreign exchange risk from various currencies, primarily U.S. dollars.  Foreign exchange risk arises from purchase transactions, as well as recognized financial assets and liabilities denominated in foreign currencies.

The Company's main objective in managing its foreign exchange risk is to maintain U.S. cash on hand to support U.S. forecasted cash flows over an 18-month horizon.  To achieve this objective, the Company monitors forecasted cash flows in foreign currencies and attempts to mitigate the risk by modifying the nature of cash and cash equivalents held or by entering into foreign exchange contracts with Canadian chartered banks.  Foreign exchange contracts are only entered into for purposes of managing foreign exchange risk and not for speculative purposes.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2008, 2007, 2006 and
period from December 1, 1987 to November 30, 2008

14.	Financial risk management (continued):

In November 2007, the Company entered into a forward foreign exchange contract to purchase, in aggregate, U.S. $12.9 million for $12.5 million in December 2007.  The fair value of this instrument at November 30, 2007 was an asset of $0.4 million.  The related gain was recorded in foreign exchange loss (gain) in the consolidated statement of operations, deficit and comprehensive income.  The Company did not have any forward foreign exchange contracts outstanding at November 30, 2008.

Balances in foreign currencies at November 30, 2008 are as follows:

	U.S. dollar	Euros	British pounds

Cash and cash equivalents	$764	€17	£–
Accounts payable and accrued liabilities	(246)	(76)	(1)

	$518	€(59)	£(1)

As the Company's functional or measurement currency is the Canadian dollar, U.S. dollar exchange rate fluctuations may have a significant impact from an accounting perspective.  However, they would not impair or enhance the ability of the Company to pay its foreign currency-denominated expenses as such items would be similarly affected.

(ii)	Interest rate risk:

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

Financial assets and financial liabilities with variable interest rates expose the Company to cash flow interest rate risk.  The Company's cash and cash equivalents include highly liquid investments that earn interest at market rates.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2008, 2007, 2006 and
period from December 1, 1987 to November 30, 2008

14.	Financial risk management (continued):

The Company manages its interest rate risk by maximizing the interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis.  The Company's policy limits the investing of excess funds to liquid government and corporate bonds having a single "A" credit rating or greater.

Fluctuations in market rates of interest do not have a significant impact on the Company's results of operations due to the short term to maturity of the investments held.

The Company has recorded investment income at $0.5 million (2007 - $1.3 million; 2006 - $2.0 million) in relation to its cash and cash equivalents held for trading.

(b)	Credit risk:

Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligation.

The maximum exposure to credit risk of the Company at period end is the carrying value of its cash and cash equivalents.

The Company manages credit risk by maintaining bank accounts with Schedule I banks and investing only in highly rated Canadian and U.S. corporations with securities that are traded on active markets and are capable of prompt liquidation. Cash and cash equivalents of $8.6 million (November 30, 2007 - $23.5 million) are not subject to any external restrictions.

(c)	Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its obligations as they fall due.

The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities.  Senior management is also actively involved in the review and approval of planned expenditures.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2008, 2007, 2006 and
period from December 1, 1987 to November 30, 2008

14.	Financial risk management (continued):

The following are the contractual maturities of the undiscounted cash flows of financial liabilities as at November 30, 2008:

	Less than	3 to 6	6 to 9	9 months	Greater than
	3 months	months	months	to 1 year	1 year

Accounts payable and accrued liabilities	$ 1,065	$ 131	$–	$–	$46

15.	Commitments and contingencies:

(a)	Royalty commitments:

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

Under the terms of certain operating lease agreements, the Company is committed to make a payment of $92,000 for the year ending November 30, 2009.  The Company has no further commitments beyond 2009.

Rent expense under operating leases, for the year ended November 30, 2008, is $0.6 million (2007 - $0.7 million; 2006 - $0.8 million).

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2008, 2007, 2006 and
period from December 1, 1987 to November 30, 2008

16.	Segment information:

The Company operates in one business segment:  the development of treatments and related products addressing chronic inflammatory disease.  The primary property and equipment are located in Canada.  The acquired technology, which as at November 30, 2008 and 2007 was fully amortized, is primarily in Ireland.

17.	Research and development projects:

The Company has undertaken the following significant research and development projects:

(a)	Platform technology:

The Company was focused on the research and development of treatments targeting the chronic inflammation underlying cardiovascular, neurological and other chronic inflammatory diseases.  The purpose of this project was to advance the development of these treatments and the associated product technology, enhance the value of the intellectual property, identify new approaches to treatment and new disease indications for clinical development, and when deemed appropriate, initiate research in these indications.  Based on the April 2008 and July 2008 restructurings, the Company is no longer focusing any significant resources in this area, pending the outcome of the Company's current strategic review process.

(b)	Celacade technology - cardiovascular program:

The Company's Celacade technology was being developed to target the chronic inflammation associated with cardiovascular disease.  The Company has completed preclinical and clinical studies targeted at various areas of cardiovascular disease.  Based on the April 2008 restructuring, the Company is no longer focusing any significant resources in this area, pending the outcome of the Company's current strategic review process.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2008, 2007, 2006 and
period from December 1, 1987 to November 30, 2008

17.	Research and development projects (continued):

(c)	Celacade technology - autoimmune program:

The Company has completed preclinical and early-stage clinical studies with its Celacade technology in autoimmune disease.  The Company has not focused any significant resources in this area over the last three fiscal periods.

(d)	VP025 - neuro-inflammatory program:

The Company was also developing a new class of drugs, designed to interact with immune cells, leading to the modulation of cytokines - potent chemical messengers that regulate and control inflammation.  Based on the July 2008 restructuring, the Company is no longer focusing any significant resources in this area, pending the outcome of the Company's current strategic review process.

The following table outlines research and development costs expensed for the Company's significant research and development projects:

	Years ended November 30,			Period from December 1, 1987 to November 30,
	2008	2007	2006	2008

Research and development costs expensed:
Platform technology	$1,386	$2,156	$2,472	$44,643
Cardiovascular program	5,736	7,224	25,813	179,334
Autoimmune program	–	–	–	4,565
VP025	1,672	2,659	4,447	19,169

Total research and development costs expensed	$8,794	$12,039	$32,732	$247,711

Acquired technology:
Celacade platform	$–	$–	$–	$4,081

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2008, 2007, 2006 and
period from December 1, 1987 to November 30, 2008

18.	Differences between generally accepted accounting principles in Canada and the United States:

The Company's consolidated financial statements are prepared in accordance with Canadian GAAP, which differ in certain respects from United States GAAP.  The following tables present the impact of material differences between Canadian GAAP and United States GAAP on the Company's consolidated financial statements:

(a)	Consolidated statements of operations, deficit and comprehensive income:

	Years ended November 30,			Period from December 1, 1987 to November 30,
	2008	2007	2006	2008

Loss per Canadian GAAP	$(16,074)	$(28,777)	$(66,360)	$(390,414)
Acquired technology costs (b)(i)	–	–	–	(4,081)
Technology amortization (b)(i)	–	253	253	4,081
Non-employee stock options (b)(ii)	–	–	(58)	(3,476)
Employee stock options (b)(iii)	–	–	–	2,879
Performance-based options (b)(iii)	–	–	–	(278)
Warrants issued to acquire technology (b)(iv)	–	–	–	(61)
Accretion of senior convertible notes payable (b)(v)	–	799	(2,373)	(1,855)
Amortization of deferred financing costs (b)(v)	(265)	(298)	(963)	(1,671)
Loss on debt extinguishment (b)(v)	–	(1,426)	(1,131)	(2,557)
Fair value adjustment on embedded derivatives and warrants (b)(v)	779	3,394	9,711	16,890
Fair value adjustment on warrants from
November 2006 financing (b)(vi)	1,360	4,623	–	6,009
Fair value adjustment on warrants from May 2007 financing (b)(vi)	3,630	3,256	–	6,886

Loss and comprehensive loss per United States GAAP	$(10,570)	$(18,176)	$(60,921)	$(367,648)

Weighted average number of common shares under United States GAAP:
Basic and diluted	22,397	19,717	9,408

Basic and diluted loss per common share under United States GAAP	$(0.47)	$(0.92)	$(6.48)

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2008, 2007, 2006 and
period from December 1, 1987 to November 30, 2008

18.	Differences between generally accepted accounting principles in Canada and the United States (continued):

(b)	Consolidated balance sheets:

	2008		2007
		United		United
	Canada	States	Canada	States

Assets:
Deferred financing costs (v), (vi)	$–	$774	$–	$1,039
Liabilities:
Warrants (v), (vi)	–	124	–	5,893
Shareholders' equity:
Share capital (iv)	365,677	364,874	365,670	364,867
Contributed surplus (ii), (iii), (v)	23,555	13,034	22,744	12,223
Warrants	16,725	–	16,725	–
Deficit, end of period (i), (ii), (iii), (iv), (v), (vi)	(397,857)	(369,158)	(381,783)	(358,588)
Deficit accumulated during development stage (i), (ii), (iii), (iv), (v), (vi)	(396,347)	(367,648)	(380,273)	(357,078)

(i)	Acquired technology:

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

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2008, 2007, 2006 and
period from December 1, 1987 to November 30, 2008

18.	Differences between generally accepted accounting principles in Canada and the United States (continued):

(ii)	Stock-based compensation to non-employees:

Under Canadian GAAP, the Company accounts for stock-based compensation granted to non-employees on or after December 1, 2002 at fair value.  The fair value of any awards to non-employees granted prior to December 1, 2002 is not required to be recorded or presented under Canadian GAAP.

Under United States GAAP, the Company accounted for stock-based compensation, including options and warrants granted to non-employees on or after December 15, 1995, at fair value in accordance with Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards No. 123, Accounting for Stock-based Compensation.  Effective December 1, 2005, the Company adopted FASB Statement of Financial Accounting Standards No. 123 (Revised 2004), Share-based Payments ("SFAS No. 123R").  There was no impact on the accounting for stock-based awards issued to non-employees in exchange for services as a result of this change.

There exists a difference between Canadian GAAP and United States GAAP for the fair value of options granted to non-employees after December 15, 1995 and prior to December 1, 2002, which are recorded at fair value under United States GAAP and which have not been recorded under Canadian GAAP.

(iii)	Stock-based compensation to employees:

Under Canadian GAAP, effective December 1, 2004, the Company accounts for stock-based compensation granted to employees, officers and directors on or after December 1, 2002 at fair value, which is measured using the Black-Scholes option pricing model.  Compensation cost is recognized over the service period.  Prior to December 1, 2004, the Company accounted for stock-based awards to employees, officers and directors using the settlement method.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2008, 2007, 2006 and
period from December 1, 1987 to November 30, 2008

18.	Differences between generally accepted accounting principles in Canada and the United States (continued):

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

Effective December 1, 2005, the Company adopted SFAS No. 123R using the modified prospective transition approach, whereby the fair value of awards granted or modified on or after December 1, 2005 are measured at fair value.  The Company's awards have graded vesting conditions.  The compensation cost for each award is recognized on a straight-line basis over the service period of the entire award.

There exists a difference between Canadian GAAP and United States GAAP for the intrinsic and variable plan measurement for employee and performance-based options granted to employees prior to December 1, 2005 under United States GAAP and for the fair value measurement of such awards under Canadian GAAP.

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

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2008, 2007, 2006 and
period from December 1, 1987 to November 30, 2008

18.	Differences between generally accepted accounting principles in Canada and the United States (continued):

(v)	Senior convertible notes payable and warrants:

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

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2008, 2007, 2006 and
period from December 1, 1987 to November 30, 2008

18.	Differences between generally accepted accounting principles in Canada and the United States (continued):

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

Under United States GAAP, the Company allocated the residual amount of the gross proceeds received to the senior convertible notes payable after the separate fair value measurement of the warrants and embedded derivatives.  All of the issuance costs related to the transaction were recognized as deferred financing costs under United States GAAP and were amortized to the consolidated statements of operations, deficit and comprehensive income using the effective interest yield method over the period to maturity.  The senior convertible notes payable carried an effective interest rate of 42%.  Differences in United States GAAP and Canadian GAAP result from the initial allocation differences and the subsequent accretion expense and amortization of deferred financing costs.  Differences in United States GAAP also result from the fair value remeasurement of the warrants and the conversion option as liabilities at each reporting period.

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

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2008, 2007, 2006 and
period from December 1, 1987 to November 30, 2008

18.	Differences between generally accepted accounting principles in Canada and the United States (continued):

(vi)	Warrants:

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

Cash from operations under United States GAAP includes the adjustments to loss for the year outlined in note 18(b).  Cash used in investments under United States GAAP excludes amounts representing acquired technology (note 18(b)(i)).

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2008, 2007, 2006 and
period from December 1, 1987 to November 30, 2008

18.	Differences between generally accepted accounting principles in Canada and the United States (continued):

(d)	Income taxes:

During the years ended November 30, 2008 and 2007, the Company did not record any tax expense on loss from operations.

On December 1, 2007, the Company adopted FASB Interpretation No. 48, Accounting for Uncertainties in Income Taxes ("FIN 48"), an interpretation of FASB Statement 109, Accounting for Income Taxes ("SFAS 109").  FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS 109.  The interpretation prescribed a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  FIN 48 also provides accounting guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.  The evaluation of tax positions under FIN 48 is a two-step process, whereby (i) the Company determines whether it is more likely than not that the tax positions will be sustained based on the technical merits of the position; and (ii) for those tax positions that meet the more-likely-than-not recognition threshold, the Company would recognize the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement with the related tax authority.

The adoption of FIN 48 did not result in a change to the Company's opening accumulated deficit as at December 1, 2007.  As a result of the adoption of FIN 48, the Company reduced its gross deferred tax asset by approximately $470,000 related to the future benefit of certain stock-based compensation paid to non-employees in Canada.

The Company has approximately $470,000 of total gross unrecognized tax benefits as of the adoption of FIN 48 at December 1, 2007.  As the Company has a full valuation allowance against these unrecognized tax benefits, the recognition of these benefits would not favourably affect the effective income tax rate in future periods.

As at November 30, 2008, the Company did not have any gross unrecognized tax benefits.  The decrease of $470,000 since adoption resulted from a settlement of a stock-based compensation deduction with the Canada Revenue Agency in the second quarter of 2008.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2008, 2007, 2006 and
period from December 1, 1987 to November 30, 2008

18.	Differences between generally accepted accounting principles in Canada and the United States (continued):

The Company recognizes interest and penalties accrued related to unrecognized tax benefits in income tax expense.  During the years ended November 30, 2008 and November 30, 2007, the Company did not recognize any interest and penalties.  The Company had no amounts accrued for the payment of interest and penalties as of November 30, 2008 or November 30, 2007.

The Company is subject to tax examinations in all major taxing jurisdictions in which it operates (namely Canada, the United States and Ireland).  The Company's tax years 2001 through 2008 remain open in Canada for regular examination and for transfer pricing purposes.  Furthermore, taxation years 2003 through 2008 remain open for examination in other jurisdictions.

The following is a tabular reconciliation of the Company's change in uncertain tax position under FIN 48:

Total gross
unrecognized
tax benefits

Balance, November 30, 2007	$470
Settlement of tax positions	(470)

Balance, November 30, 2008	$–

In accordance with SFAS 109, the Company reviews all available positive and negative evidence to evaluate the recoverability of the deferred tax assets.  This includes a review of such evidence as the carryforward periods of the significant tax assets, the Company's history of generating taxable income in its significant tax jurisdictions (namely Canada, the United States and Ireland), the Company's cumulative profits or losses in recent years, and the Company's projections of earnings in its significant jurisdictions.  On a jurisdictional basis, the Company is in a cumulative loss position in all of its significant jurisdictions.  For all jurisdictions, the Company continues to maintain a valuation allowance against all of its deferred income tax assets.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2008, 2007, 2006 and
period from December 1, 1987 to November 30, 2008

18.	Differences between generally accepted accounting principles in Canada and the United States (continued):

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

(e)	Consolidated statement of shareholders' equity in accordance with United States GAAP:

	Number of shares	Common shares' average share price	Share capital	Additional paid-in capital	Warrants	Deficit	Period from December 1, 1987 to November 30, 2008

Balance, November 30, 2006	15,665		$343,906	$10,228	$–	$(340,412)	$13,722
Shares issued for cash	4,917	2.20	10,827	–	–	–	10,827
Share issue costs	–	–	(1,184)	–	–	–	(1,184)
Debt conversion	1,809	6.26	11,318	–	–	–	11,318
Fair value of stock options granted	–	–	–	1,995	–	–	1,995
Loss and comprehensive loss	–		–	–	–	(18,176)	(18,176)

Balance, November 30, 2007	22,391		364,867	12,223	–	(358,588)	18,502
Fair value of stock options granted	–	–	–	811	–	–	811
DSUs exercised	34	0.21	7	–	–	–	7
Loss and comprehensive loss	–		–	–	–	(10,570)	(10,570)

Balance, November 30, 2008	22,425		$364,874	$13,034	$–	$(369,158)	$8,750

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2008, 2007, 2006 and
period from December 1, 1987 to November 30, 2008

18.	Differences between generally accepted accounting principles in Canada and the United States (continued):

(f)	Changes in accounting policies:

(i)	Fair value measurements:

On December 1, 2007, the Company adopted the currently effective provisions of SFAS 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value in United States GAAP and enhances disclosures about fair value measurements.  This statement applies when other accounting pronouncements require fair value measurements.  It does not require new fair value measurements.  The adoption of this standard did not have a material impact on the Company's consolidated financial position and results of operations.

(ii)	Fair value option:

On December 1, 2007, the Company adopted SFAS 159, The Fair Value Option for Financial Assets and Financial Liabilities ("SFAS 159").  Under the provisions of SFAS 159, companies may choose to account for eligible financial instruments, warranties and insurance contracts at fair value on a contract-by-contract basis.  Changes in fair value are recognized in earnings each reporting period.  The adoption of this standard did not have a material impact on the Company's consolidated financial position and results of operations.

(g)	Recent accounting pronouncements issued and not yet adopted:

(i)	Collaborative arrangements:

EITF No. 07-1, Collaborative Arrangements ("EITF 07-1"), addresses the accounting for arrangements in which two companies work together to achieve a commercial objective, without forming a separate legal entity.  The nature and purpose of a company's collaborative arrangements are required to be disclosed, along with the accounting policies applied and the classification and amounts for significant financial activities related to the arrangements.  The Company is required to adopt the provision effective December 1, 2008.  The Company is currently assessing the impact of EITF 07-1 on its results of operations and financial position.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2008, 2007, 2006 and
period from December 1, 1987 to November 30, 2008

18.	Differences between generally accepted accounting principles in Canada and the United States (continued):

(ii)	Accounting for advance payments for research and development activities:

EITF No. 07-3, Accounting for Advance Payments for Goods or Services to be Received for Use in Future Research and Development Activities ("EITF 07-3"), provides clarification surrounding the accounting for non-refundable research and development advance payments, whereby such payments should be recorded as an asset when the advance payment is made and recognized as an expense when the research and development activities are performed.  The Company is required to adopt the provisions of EITF 07-3 on December 1, 2008.  The Company is currently assessing the impact that it will have on its results of operations and financial position.

(iii)	Disclosure about derivative instruments and hedging activities:

SFAS 161, Disclosures about Derivative Instruments and Hedging Activities ("SFAS 161"), amends and expands the disclosure requirements in SFAS 133, Accounting for Derivative Instruments and Hedging Activities.  The intention is to provide an enhanced understanding of how and why an entity used derivative instruments, how derivative instruments and related hedges items are accounted for, and how derivative instruments and related hedged items affect an entity's financial position, financial performance and cash flows.  The Company is required to adopt the provisions of SFAS 161 on December 1, 2008.  The Company is currently assessing the impact that it will have on its disclosures in accordance with United States GAAP.

(iv)	Business combinations:

In December 2007, the FASB issued FASB Statement No. 141R, Business Combinations.  The statement will require all business acquisitions to be measured at fair value, the existing definition of a business would be expanded, pre-acquisition contingencies would be measured at fair value, most acquisition-related costs would be recognized as expenses as incurred, as well as other changes.  The statement is effective for the Company beginning December 1, 2009.  The Company is currently assessing the impact of this new standard on its consolidated financial statements.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2008, 2007, 2006 and
period from December 1, 1987 to November 30, 2008

18.	Differences between generally accepted accounting principles in Canada and the United States (continued):

(v)	Non-controlling interests:

In December 2007, the FASB issued FASB Statement No. 160, Non-controlling Interests in Financial Statements.  The statement will improve the relevance, comparability and transparency of the financial information that a reporting entity provides in its consolidated financial statements by establishing new accounting and reporting standards.  The statement is effective for the Company beginning December 1, 2009.  The Company is currently assessing the impact of this new standard on its consolidated financial statements.

19.	Subsequent events:

Subsequent to November 30, 2008, the Company entered into an agreement to sell a United States patent application and its related foreign counterparts for U.S. $0.4 million.  This device-based intellectual property has not been used to date in the Celacade System; however, the Company has retained rights to this technology for any potential use as it relates to its Celacade System.

Subsequent to November 30, 2008, the Company announced additional terminations to further reduce its cash-burn rate as the Company continues to explore strategic alternatives.  As a result, $0.1 million in severance will be paid to terminated employees subsequent to year end.

Subsequent to November 30, 2008, the Company's employment contract with its President and Chief Executive Officer was terminated.  As a result of contractual obligations under the employment agreement, the Company will pay $1.0 million in the first quarter of 2009 in full settlement of those obligations.  The Chief Executive Officer will continue to provide services to the Company under a contract arrangement.

Item 19.                       Exhibits

EXHIBIT INDEX

Number	Exhibit
1	Articles of Incorporation and By-laws
1.1	Articles of Incorporation of Vasogen and Amendments thereto (incorporated by reference to Exhibit 1 of Vasogen’s Registration Statement on Form 20-F filed on July 2, 1997, File No. 000-29350).
1.2
By-laws of Vasogen (incorporated by reference to Exhibit H-1 of Vasogen’s Notice of 2007 Annual and Special meeting of shareholders and Management Proxy Circular, filed as Exhibit 99.1 to Form 6-k filed on March 1, 2007).

4	Material Contracts and Agreements
4.1
Distribution and License Agreement, dated April 18, 2007, by and among Vasogen Inc., Vasogen Ireland Limited, and Grupo Ferrer Internacional S.A. (incorporated by reference to Exhibit 99.1 to Form 6-K filed on April 19, 2007).

4.2	Engagement Agreement, dated May 3, 2007, among Vasogen, Rodman & Renshaw LLC and JMP Securities LLC (incorporated by reference to Exhibit 99.5 to Form 6-K filed on May 2007).
4.3	Engagement Agreement, dated November 3, 2006, between Vasogen and Rodman & Renshaw LLC (incorporated by reference to Exhibit 99.1 to Form 6-K filed on November 16, 2006).
8.1	Subsidiaries of Vasogen (list included in Item 4C of this annual report).
11.1	Employee Code of Conduct (incorporated by reference to Exhibit 99.1 to Form 6-K filed on July 5, 2006).
11.2	Board of Directors’ Code of Conduct (incorporated by reference to Exhibit 99.1 to Form 6-K filed on January 26, 2007).
12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.
12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.
13.1	Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15	Additional Exhibits
15.1	Report of KPMG, LLP, independent chartered accountants

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

/s/Graham D. Neil
Graham D. Neil Vice President, Finance and Chief Financial Officer (Principal Financial Officer), Vasogen Inc.

February 27, 2009